Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237557

May 5, 2020
Dear Stockholders of Era Group Inc. and Stockholders of Bristow Group Inc.:
On January 23, 2020, Era Group Inc. (“Era”), Ruby Redux Merger Sub, Inc., a wholly owned subsidiary of Era (“Merger Sub”), and Bristow Group Inc. (“Bristow”) entered into an Agreement and Plan of Merger, as amended on April 22, 2020 (“Merger Agreement”), pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and a direct wholly owned subsidiary of Era (the “Merger”). Following the Merger, the Combined Company (as defined below) intends to change its name to Bristow Group Inc., and the Combined Company’s common stock will remain listed on the New York Stock Exchange under the ticker symbol “VTOL”.
Upon completion of the Merger, the shares of Bristow common stock, par value $0.0001 (“Bristow Common Stock”) that are outstanding immediately prior to the closing (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow preferred stock, par value $0.0001 (“Bristow Preferred Stock”) and the shares of Bristow Common Stock held in reserve as more fully described in the accompanying joint proxy and consent solicitation statement/prospectus) will be converted into the right to receive, in the aggregate, a number of shares of outstanding Era common stock, par value $0.01 (“Era Common Stock”), equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on a fully diluted basis, divided by (y) 23% (the “Aggregate Merger Consideration”). Each holder of Bristow Common Stock, other than holders of dissenting shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including, among others, shares issued as a result of the conversion of Bristow Preferred Stock and any shares underlying Bristow options or restricted stock units) and, if applicable, cash in lieu of fractional shares. Era stockholders will continue to own their existing Era shares, as adjusted to give effect to the Reverse Stock Split (as defined below), if effected.
Based on the current number of outstanding shares of Bristow Preferred Stock, Bristow Common Stock, stock options and restricted stock units, and Era Common Stock, stock options and restricted stock, Era expects to issue, in the aggregate, approximately 73,517,873 shares of Era Common Stock to holders of Bristow Common Stock in the Merger, subject to adjustment to account for the effect of a possible reverse stock split of Era Common Stock prior to the Effective Time at a ratio of one share for every three shares outstanding, if and when determined by the Era Board, which we refer to in this joint proxy and consent solicitation statement/prospectus as the “Reverse Stock Split”. Immediately following completion of the Merger, former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of common stock of the Combined Company (“Combined Company Common Stock”) and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of the Combined Company Common Stock.
Era will hold an annual meeting of its stockholders to vote on, among other things, the proposals necessary to complete the Merger. At the annual meeting of Era stockholders, Era stockholders will be asked to vote to, among other things, approve (i) the issuance of shares of Era Common Stock to Bristow stockholders in connection with the Merger and (ii) an amendment to the Era charter to increase the number of authorized shares of Era Common Stock which approvals are necessary to effect the Merger. In addition, the Era stockholders are being asked to vote to approve an amendment to the Era charter effecting a Reverse Stock Split, which is contemplated but not required by the Merger Agreement.
Your vote on these matters is very important, regardless of the number of shares you own. Whether or not Era stockholders plan to attend the Era annual meeting virtually, we ask Era stockholders to please submit a proxy to have their shares voted in advance of the Era annual meeting by using one of the proxy voting methods described in the accompanying joint proxy and consent solicitation statement/prospectus.
Bristow is sending the accompanying joint proxy and consent solicitation statement/prospectus to its stockholders to request that they consent to (1) the adoption of the Merger Agreement attached as Annex A, as amended by the amendment to the Merger Agreement attached as Annex B, to the joint proxy and consent solicitation statement/prospectus (the “Bristow Merger Proposal”) and (2) the approval, on a non-binding, advisory basis, of certain Merger-related executive officer compensation payments that will or may be made to Bristow’s named executive officers in connection with the Merger, by executing and returning the written consent furnished with the accompanying joint proxy and consent solicitation statement/prospectus. The adoption of the Merger Agreement by Bristow stockholders is required to complete the Merger. Your consent to these matters is very important, regardless of the number of shares you own. If you are a record holder of outstanding Bristow Common Stock or Bristow Preferred Stock on May 4, 2020, Bristow urges you to please complete the enclosed written consent as soon as possible and return it promptly to Bristow by one of the means described in the accompanying joint proxy and consent solicitation statement/prospectus.
In connection with the execution of the Merger Agreement, Bristow and Era entered into individual voting agreements with each of Solus Alternative Asset Management LP (“Solus”) and South Dakota Retirement System (“SDIC”), pursuant to which each of Solus and SDIC has agreed, among other things, to, following effectiveness of the registration statement of which this this joint proxy and consent solicitation statement/prospectus forms a part, deliver a duly executed consent in favor of the Merger and adoption of the Merger Agreement. The delivery of such written consent by each of Solus and SDIC will constitute the approval of the Bristow Merger Proposal by the requisite majority of the total aggregate voting power of the Bristow stockholders.
The accompanying joint proxy and consent solicitation statement/prospectus provides important information regarding the meetings, and a detailed description of the Merger Agreement, the Merger and the matters to be presented at the meetings. Era and Bristow encourage you to read the entire accompanying joint proxy and consent solicitation statement/prospectus carefully (including any documents incorporated therein by reference), including the section entitled “Risk Factors” beginning on page 33, describing risks relating to the proposed Merger and to the businesses of Era and Bristow.
The Board of Directors of Era (the “Era Board”) unanimously recommends that Era stockholders vote “FOR” the Merger-Related Proposals and the Annual Meeting Proposals (if necessary or appropriate) (each as defined herein) and the Board of Directors of Bristow unanimously recommends that Bristow stockholders affirmatively “CONSENT” to the Bristow proposals (if necessary or appropriate).
Sincerely,

Christopher S. Bradshaw	L. Don Miller
President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
Era Group Inc.	Bristow Group Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the Merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of the accompanying joint proxy and consent solicitation statement/prospectus is May 5, 2020, and it is first being mailed or otherwise delivered to the stockholders of Era and the stockholders of Bristow on or about May 8, 2020.

945 Bunker Hill Rd., Suite 650
Houston, Texas 77024
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON June 11, 2020
To the Stockholders of Era Group Inc.:
The 2020 Annual Meeting of Stockholders (the “annual meeting”) of Era Group Inc. (“Era”) will be held exclusively online via a live audio webcast at www.virtualshareholdermeeting.com/ERA2020 on June 11, 2020 at 9:00 a.m. Central Time. There is no physical location for the annual meeting. The annual meeting is being held for the following purposes:
1.
To approve the issuance of shares of Era Common Stock in connection with the Merger as contemplated by the Merger Agreement attached as Annex A, as amended by the amendment to the Merger Agreement attached as Annex B, to this joint proxy and consent solicitation statement/prospectus (the “Stock Issuance Proposal”);

2.
To elect the six directors as specified in “Proposal No. 2—Election of Directors” beginning on page 245 to serve until the 2021 Annual Meeting of Stockholders or until his/her successor is elected and qualified or until his/her earlier resignation or removal (except that, if the Merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement and detailed in this joint proxy and consent solicitation statement/prospectus);

3.
To approve the proposed amendment to the Certificate of Incorporation of Era effecting an increase in the number of authorized shares of Era Common Stock, a form of which is attached as Annex G to this joint proxy and consent solicitation statement/prospectus (the “Era Charter Amendment No. 1” and such proposal, the “Share Increase Proposal”);

4.
To approve the proposed amendment to the Certificate of Incorporation of Era that would effect, when and if determined by the Era Board, a reverse stock split of Era Common Stock prior to the Effective Time at a ratio of one share for every three shares outstanding, the form of which is attached as Annex H to this joint proxy and consent solicitation statement/prospectus (the “Era Charter Amendment No. 2” and such proposal, the “Reverse Stock Split Proposal”);

5.
To ratify the appointment of Grant Thornton LLP as Era’s independent registered public accounting firm for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors and audit committee of the Combined Company);

6.	To hold an advisory vote to approve Era’s named executive officer compensation;
7.
To adjourn or postpone the Era annual meeting if there are insufficient votes to approve the Stock Issuance Proposal, Share Increase Proposal or Reverse Stock Split Proposal at the time of the Era annual meeting to allow Era to solicit additional proxies in favor of either of such proposals; and

8.	To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.
Only holders of record of Era Common Stock at the close of business on May 4, 2020 (the “Era Record Date”), will be entitled to notice of and to vote at the annual meeting. See the “Solicitation of Proxies, Voting and Revocation” section of this joint proxy and consent solicitation statement/prospectus for the place where the list of stockholders may be examined.

Your vote is very important! Please vote by telephone, Internet at www.virtualshareholdermeeting.com/ERA2020 or by completing, signing, dating and returning the enclosed proxy card, whether or not you expect to virtually attend the annual meeting, so that your shares of Era Common Stock may be represented at the annual meeting if you are unable to virtually attend and vote electronically. Stockholders of record and beneficial owners will be able to vote their shares electronically at the virtual annual meeting. Submitting a vote before the annual meeting will not preclude you from voting your shares electronically at the virtual meeting should you decide to virtually attend. For specific instructions on how to participate in and vote your shares at the virtual meeting, please refer to the section entitled “Questions and Answers about the Era Annual Meeting” beginning on page 8 of the joint proxy and consent solicitation statement/prospectus.
By Order of the Era Board of Directors,

Crystal Gordon
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary
Houston, Texas
May 5, 2020

3151 Briarpark Drive, Suite 700
Houston, Texas 77042
NOTICE OF SOLICITATION OF WRITTEN CONSENT
To the Stockholders of Bristow Group Inc.:
The accompanying joint proxy and consent solicitation statement/prospectus is being delivered to you on behalf of the board of directors (the “Bristow Board”) of Bristow Group Inc. (“Bristow”), to request that holders of Bristow’s common stock, par value $0.0001 (“Bristow Common Stock”), and holders of Bristow’s preferred stock, par value $0.0001 (“Bristow Preferred Stock”) as of the close of business on the record date execute and return written consents for the following purposes:
1.
To approve the adoption of the Merger Agreement, dated January 23, 2020, by and among Era Group Inc. (“Era”), Ruby Redux Merger Sub, Inc., a wholly owned subsidiary of Era (“Merger Sub”), and Bristow attached as Annex A to this joint proxy and consent solicitation statement/prospectus, as amended by the amendment to the Merger Agreement attached as Annex B (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and a direct wholly owned subsidiary of Era (the “Merger”); and

2.
To approve, on a non-binding, advisory basis, certain Merger-related executive officer compensation payments that will or may be made to Bristow’s named executive officers in connection with the Merger.

The Bristow Board has fixed the close of business on May 4, 2020 as the record date for the consent solicitation (the “Bristow Record Date”) and June 11, 2020 as the targeted final date for receipt of written consents, as it may be extended by Bristow (the “Bristow Consent Deadline”). Bristow reserves the right to extend the Bristow Consent Deadline beyond June 11, 2020, and any such extension may be made without notice to Bristow stockholders.
This joint proxy and consent solicitation statement/prospectus describes the Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention.
Concurrently with the execution of the Merger Agreement, Bristow and Era executed individual voting agreements with two signficant stockholders of Bristow, Solus and SDIC, under which each of Solus and SDIC agreed to deliver to Bristow a written consent in favor of the Merger and adoption of the Merger Agreement in respect of all shares of Bristow Common Stock and Bristow Preferred Stock beneficially owned by each of Solus and SDIC (collectively representing more than a majority of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding, thereby ensuring the requisite consents will be received).
Your consent is very important! Please complete, date and sign the written consent furnished with the accompanying joint proxy and consent solicitation statement/prospectus and return it promptly to Bristow by one of the means described in “Bristow Solicitation of Written Consents” in the accompanying joint proxy and consent solicitation statement/prospectus.
If you have any questions about how to deliver your written consent in respect of your shares of Bristow Common Stock and/or Bristow Preferred Stock, please contact Bristow’s Consent Tabulation Agent in connection with the consent solicitation, D.F. King & Co., Inc., toll-free at (877) 478-5043.
By Order of the Bristow Board of Directors,

Victoria V. Lazar
Senior Vice President, General Counsel and Corporate Secretary
Houston, Texas
May 5, 2020

ADDITIONAL INFORMATION
This joint proxy and consent solicitation statement/prospectus incorporates by reference important business and financial information about Era from documents filed with the Securities and Exchange Commission (“SEC”) that are not included in or delivered with this joint proxy and consent solicitation statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Era at no cost from the SEC’s website maintained at http://www.sec.gov. You can also find information about Era and Bristow by visiting Era’s website at www.erahelicopters.com or Bristow’s website at www.bristowgroup.com. Information contained on these websites does not constitute part of this joint proxy and consent solicitation statement/prospectus. You may also request copies of these documents, including documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus, without charge upon your written or oral request by contacting Era and Bristow at the applicable address or by telephone as specified below:
Era Group Inc. Attention: Corporate Secretary 945 Bunker Hill Rd., Suite 650 Houston, Texas 77024 (713) 369-4700	Bristow Group Inc. Attention: Corporate Secretary 3151 Briarpark Drive, Suite 700 Houston, Texas 77042 (713) 267-7600
You will not be charged for any of these documents that you request.
If you are an Era stockholder and would like to request any documents, please do so no later than five business days before June 11, 2020 to receive them before the Era annual meeting.
If you are a Bristow stockholder and would like to request any documents, please do so no later than five business days before June 11, 2020 to receive them before the Bristow Consent Deadline.
See “Where You Can Find More Information” on page 266 of this joint proxy and consent solicitation statement/prospectus for further information.

ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS
This joint proxy and consent solicitation statement/prospectus, which forms part of a registration statement on Form S-4 filed by Era with the SEC, constitutes a prospectus of Era under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Era Common Stock to be issued to Bristow stockholders as consideration in the Merger pursuant to which a subsidiary of Era will merge with and into Bristow with Bristow continuing as the surviving corporation and a direct wholly owned subsidiary of Era, as more fully described herein. This joint proxy and consent solicitation statement/prospectus also constitutes a proxy statement for Era and a consent solicitation statement for Bristow. In addition, it constitutes a notice of meeting with respect to the Era annual meeting and a notice of written consent solicitation of Bristow stockholders.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus is dated May 5, 2020, and you should assume that the information in this joint proxy and consent solicitation statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy and consent solicitation statement/prospectus is accurate as of the date of such incorporated document. Neither the mailing or delivery of this joint proxy and consent solicitation statement/prospectus to Era stockholders and Bristow stockholders nor the issuance by Era of shares of Era Common Stock in connection with the Merger will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND MEETING/CONSENT SOLICITATION
The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger and the Era annual meeting and certain procedures for Bristow stockholders to deliver their written consents. These questions and answers may not address all questions that may be important to you as an Era stockholder or a Bristow stockholder. To better understand these matters, and for a description of the legal terms governing the Merger, you should carefully read this entire joint proxy and consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page 266. Era is first mailing this joint proxy and consent solicitation statement/prospectus to Era stockholders on or about May 8, 2020. Bristow is delivering this joint proxy and consent solicitation statement/prospectus to Bristow stockholders on or about May 8, 2020. Except where specifically noted, the following information and all other information contained in this joint proxy and consent solicitation statement/prospectus does not give effect to the possible Reverse Stock Split described in Era Proposal No. 4.
What is included in these materials?
These materials include:
•	the notice of the Era annual meeting;
•	the notice of the Bristow consent solicitation;
•	the joint proxy and consent solicitation statement/prospectus for the Era annual meeting, the Bristow consent solicitation and the issuance of shares by Era as consideration for the Merger;
•	the proxy card for the Era annual meeting;
•	the written consent for the Bristow consent solicitation; and
•	Era Group’s Annual Report on Form 10-K for the year ended December 31, 2019.
Why am I receiving these materials?
Era
The Era Board is providing Era stockholders these proxy materials in connection with the Era Board’s solicitation of proxies from Era’s stockholders for the Era annual meeting and any adjournments and postponements thereof. The Era annual meeting will be online and will be a completely virtual meeting of stockholders. You may attend, vote, and submit questions during the Era annual meeting via live audio webcast on the Internet at www.virtualshareholdermeeting.com/ERA2020, on Thursday, June 11, 2020, at 9:00 a.m. Central Time. You will not be able to attend the Era annual meeting in person because there will be no physical location for stockholders to attend. On or before May 8, 2020, Era expects to begin mailing to its stockholders proxy materials or an Important Notice Regarding the Availability of Proxy Materials (referred to as a “Notice”), containing instructions on how to access its proxy materials, including this joint proxy and consent solicitation statement/prospectus and Era’s annual report, and how to vote your shares.
Bristow
The Bristow Board is providing Bristow stockholders these materials in connection with the Bristow Board’s solicitation of, among other things, the required written consent to the adoption of the Merger Agreement. The Bristow Board has fixed the close of business on May 4, 2020 as the Bristow Record Date and the close of business on June 11, 2020 as the Bristow Consent Deadline.
The joint proxy and consent solicitation statement/prospectus also serves as a prospectus of Era used to offer shares of Era Common Stock issuable as consideration in the Merger.
What is the purpose of the Era annual meeting?
At the Era annual meeting, Era stockholders as of the Era Record Date will be asked to consider and vote on the following matters:
1.	To approve the issuance of shares of Era Common Stock in connection with the Merger as contemplated by the Merger Agreement (the “Stock Issuance Proposal”);

2.
To elect the six directors as specified in “Proposal No. 2—Election of Directors” beginning on page 245 to serve until the 2021 Annual Meeting of Stockholders or until his/her successor is elected and qualified or until his/her earlier resignation or removal (except that, if the Merger is completed, the board of directors will be reconstituted as provided in the Merger Agreement and detailed in this joint proxy and solicitation statement/prospectus);

3.	To approve the Era Charter Amendment No. 1, a form of which is attached as Annex G to this joint proxy and consent solicitation statement/prospectus (the “Share Increase Proposal”);
4.	To approve the Era Charter Amendment No. 2, the form of which is attached as Annex H to this joint proxy and consent solicitation statement/prospectus (the “Reverse Stock Split Proposal”);
5.
To ratify the appointment of Grant Thornton LLP as Era’s independent registered public accounting for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors and audit committee of the Combined Company);

6.	To hold an advisory vote to approve Era’s named executive officer compensation;
7.
To adjourn or postpone the Era annual meeting if there are insufficient votes to approve the Share Increase Proposal, the Reverse Stock Split Proposal or the Stock Issuance Proposal at the time of the Era annual meeting to allow Era to solicit additional proxies in favor of either of such proposals; and

8.	To transact such other business as may properly come before the Era annual meeting and any adjournments or postponements thereof.
Proposals 1, 3, 4 and 7 are referred to as the “Merger-Related Proposals” and proposals 2, 5 and 6 are referred to as the “Annual Meeting Proposals”.
Era has requested approval of the issuance of shares of Era Common Stock in connection with the Merger because under Section 312.03(c) of the New York Stock Exchange (“NYSE”) Listed Company Manual, subject to certain exceptions, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding prior to the issuance of the common stock or the issuance results in a “change of control” as defined under the rules of the NYSE. If the Merger is completed, it is currently estimated that Era will issue or reserve for issuance approximately 73,517,873 shares of Era Common Stock in connection with the Merger, which will exceed 20% of the shares of Era Common Stock outstanding before such issuance. For this reason, Era must obtain the approval of Era stockholders for the issuance of shares of Era Common Stock in connection with the Merger.
What is the purpose of the Bristow consent solicitation?
Bristow stockholders as of the Bristow Record Date will be asked to execute and return written consents for the following purposes:
1.
To approve the adoption of the Merger Agreement attached as Annex A, as amended by the amendment to the Merger Agreement attached as Annex B, to this joint proxy and consent solicitation statement/prospectus; and

2.
To approve, on a non-binding, advisory basis, certain Merger-related executive officer compensation payments that will or may be made to Bristow’s named executive officers in connection with the Merger.

Proposal 1 is referred to as the “Bristow Merger Proposal” and Proposal 2 is referred to as the “Bristow Compensation Proposal.”
QUESTIONS AND ANSWERS ABOUT THE MERGER
What is the Merger?
Era, Merger Sub, and Bristow entered into the Merger Agreement, dated January 23, 2020 and amended as of April 22, 2020, pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and a direct wholly owned subsidiary of Era. Holders of Bristow Common Stock will be entitled to receive shares of Era Common Stock as consideration following the Merger, such that 77% of the outstanding shares of Era will be held by former stockholders of Bristow and 23% of the outstanding shares of Era will be held by pre-Merger stockholders of Era. Following the Merger, Era intends to change its name to Bristow Group Inc., and its common stock will remain listed on the NYSE under the ticker symbol “VTOL”.
Why are the two companies proposing to merge?
Era and Bristow believe that the Merger will result in a Combined Company that will be able to offer a broad range of efficient aviation solutions via its enhanced fleet size and diversity, and provide better solutions for new and existing oil and gas customers and governmental agencies, while at the same time allowing them to capture cost efficiencies by combining their operations. For a discussion of Era’s and Bristow’s reasons for the Merger, please see the sections titled “The Merger—Era’s Reasons for the Merger and Recommendation of the Era Board” and “The Merger—Bristow’s Reasons for the Merger and Recommendation of the Bristow Board” in this joint proxy and consent solicitation statement/prospectus.
Who will be the directors of the Combined Company following the Merger?
Immediately following the Merger, the Combined Company’s board of directors is expected to initially be composed of eight directors. Six of the current directors of Bristow, including G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian D. Truelove, are expected to serve as directors of the Combined Company, as are Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
The Chairman of the Combined Company will be determined at or prior to the Effective Time (as defined below) and must be reasonably acceptable to each of Bristow’s significant stockholders that have signed a Voting Agreement (as defined below) with Era, SDIC and Solus. Additionally, subject to applicable law and NYSE listing requirements, (x) one of Robert J. Manzo or Wesley E. Kern and (y) one of G. Mark Mickelson or Lorin L. Brass will serve on each committee of the board of directors of the Combined Company.
Who will be the executive officers of the Combined Company following the Merger?
The Merger Agreement provides that following the consummation of the Merger, Christopher S. Bradshaw, President and Chief Executive Officer of Era, will serve as the President and Chief Executive Officer of the Combined Company. The rest of the senior management team of the Combined Company will be named at a future date.
When do you expect the Merger will be consummated?
The Merger is expected to close in the middle of 2020, subject to satisfaction of customary closing conditions.
What will Bristow stockholders receive for their shares of Bristow Common Stock and Bristow Preferred Stock in the Merger?
At the Effective Time, the shares of Bristow Common Stock that are outstanding immediately prior to the Merger will be converted into the right to receive, in the aggregate, a number of shares of outstanding Era Common Stock equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on a fully-diluted basis, divided by (y) 23% (i.e., the Aggregate Merger Consideration), as appropriately adjusted for the Reverse Stock Split, if it is effected. Each holder of Bristow Common Stock, other than holders of dissenting shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including, among other things, shares issued as a result of the conversion of Bristow Preferred Stock and any shares underlying Bristow options or restricted stock units) and the shares of Bristow Common Stock held in reserve to settle certain disputed claims pursuant to Bristow’s Amended Joint Chapter 11 Plan of Reorganization (the “Amended Joint Chapter 11 Plan of Reorganization” and such shares, the “Bristow Reserve Shares”) and, if applicable, cash in lieu of fractional shares (the “Per Share Merger Consideration”). Immediately prior to the consummation of the Merger, all outstanding shares of Bristow Preferred Stock will be converted into Bristow Common Stock. See “The Merger—Bristow Preferred Stock Conversion” beginning on page 99.

In addition, Bristow will take all actions as may be necessary so that, at the Effective Time, each outstanding stock option and other stock-based awards will be treated as described in “The Merger—Treatment of Bristow Equity Awards” beginning on page 100.
What will holders receive for their shares of Bristow Preferred Stock in the Merger?
The Merger constitutes a “Fundamental Transaction” under the Bristow Certificate of Designations and, therefore, pursuant to Section 8 thereof, and as set forth in the Merger Agreement, immediately prior to the Effective Time, Bristow Preferred Stock will be converted into shares of Bristow Common Stock (the “Preferred Stock Conversion”). At the Effective Time, the shares of Bristow Common Stock (including the shares issued pursuant to the Preferred Stock Conversion) collectively will receive a number of shares of Era Common Stock equal to 77% of the equity interests of the Combined Company, as appropriately adjusted for the Reverse Stock Split, if it is effected.
How will Bristow determine the number of shares of Bristow Common Stock to be issued upon the Preferred Stock Conversion?
In accordance with the Bristow Certificate of Designations, upon the Preferred Stock Conversion, holders of Bristow Preferred Stock will receive a number of shares of Bristow Common Stock that would be economically equivalent to such holder receiving (as determined in good faith by the Bristow Board) (i) the Liquidation Preference (as defined in the Bristow Certificate of Designations and as described below), multiplied by 102%, plus (ii) the present value (computed using a discount rate based on United States Treasury securities with a maturity closest to October 31, 2024 (the fifth anniversary of the date on which the Bristow Preferred Stock was issued) plus 0.5%) as of the Closing Date of the expected amount of all remaining dividends that would have accrued on the Bristow Preferred Stock between the Closing Date and October 31, 2024, multiplied by 102% (such amount, the “Preferred Stock Conversion Amount”).
What is the Liquidation Preference and Preferred Stock Conversion Amount?
In accordance with Section 5 of the Bristow Certificate of Designations, the Liquidation Preference is equal to the greatest of (i) the Initial Liquidation Preference ($48.51 per share, as defined in the Bristow Certificate of Designations) per share of Bristow Preferred Stock, (ii) an amount that results in the holders of Bristow Preferred Stock achieving the Base Return Amount (as defined in the Bristow Certificate of Designations) and (iii) the amount a holder of Bristow Preferred Stock would have received had such holder converted its shares of Bristow Preferred Stock into shares of Bristow Common Stock immediately prior to the Merger. Although the amounts in clause (ii) and clause (iii) cannot be finally determined until the Closing Date, Bristow expects that the Base Return Amount will be the greater of the three amounts noted above, and that, accordingly, the aggregate Liquidation Preference, as calculated in accordance with Section 5 of the Bristow Certificate of Designations, will be equal to the amount that results in the holders of Bristow Preferred Stock achieving the Base Return Amount. Further, assuming, for illustrative purposes only, that the Merger closes on June 30, 2020, Bristow expects the Base Return Amount to equal 1.5x MOIC (as defined in the Bristow Certificate of Designations), or approximately $519 million. Consequently, assuming, for illustrative purposes only, that the Merger closes on June 30, 2020, the Preferred Stock Conversion Amount would be expected to equal approximately $670 million, (which represents the aggregate Liquidation Preference of $519 million multiplied by 102% plus the present value (computed as described above) of all remaining dividends that would accrue on the Bristow Preferred Stock between June 30, 2020 and October 31, 2024 multiplied by 102%).
How will the number of shares of Bristow Common Stock that is economically equivalent to the Preferred Stock Conversion Amount be determined?
The number of shares of Bristow Common Stock that is economically equivalent to the Preferred Stock Conversion Amount will be based on the value of a share of Era Common Stock as calculated pursuant to Section 5(c)(i) of the Bristow Certificate of Designations. That section provides that the value of a share of Era Common Stock for purposes of the Preferred Stock Conversion will be equal to the greater of (i) 90.0% multiplied by the average of the volume-weighted average price of a share of Era Common Stock for the 30 trading days immediately preceding the Closing Date (the “pre-closing discounted Era VWAP”) and (ii) the price per share of Era Common Stock implied by the aggregate consideration in the definitive documents relating to the Merger (the “implied value per Era share”).
What is the implied value per Era share?
The Bristow Board ascribed an equity value to Bristow as of January 23, 2020 (the “signing date”) of $876 million, based on Bristow’s expected run rate Adjusted EBITDA of $165 million, estimated net debt as of December 31, 2019 of $444 million and an Adjusted EBITDA multiple of 8.0x. Based on the illustrative Preferred Stock Conversion Amount described above (approximately $670 million), approximately 76% of Bristow’s equity value would be attributable to the Bristow Preferred Stock. For illustrative purposes only and based on the number of shares of Era Common Stock issued and outstanding as of April 30, 2020, as well as the number of shares underlying Era equity awards issued as of such time, and before taking into account the Reverse Stock Split, if it is effected, the shares of Bristow Common Stock (including shares issued pursuant to the Preferred Stock Conversion) and Bristow Reserve Shares would convert into the right to receive an aggregate of 72,744,896 shares of Era Common Stock upon consummation of the Merger (or 77% of the equity interests of the Combined Company as provided under the Merger Agreement). Of these 72,744,896 shares of Era Common Stock, the former holders of Bristow Preferred Stock or Bristow equity awards with respect to Bristow Preferred Stock would be entitled to approximately 76%, or 55,598,495 shares, and the former holders of Bristow Common Stock or Bristow equity awards with respect to Bristow Common Stock would be entitled to the remaining 24%, or 17,146,401 shares. Therefore, assuming for illustrative purposes that the Merger closes on June 30, 2020, and before taking into account the Reverse Stock Split, if it is effected, the implied value per share of Era Common Stock would be $12.04 (or $670 million divided by 55,598,495). As of May 1, 2020, the implied value per share of Era Common Stock would be greater than the average of the volume-weighted average price (“VWAP”) per share of Era Common Stock for the 30 trading days immediately preceding April 30, 2020 ($4.44).
How many shares of Bristow Common Stock will be issued to holders of Bristow Preferred Stock immediately prior to the Effective Time and how many shares of Era Common Stock will be issued to holders of Bristow Common Stock in the Merger?
Because certain factors, including the Preferred Stock Conversion Amount and the pre-closing discounted Era VWAP, will not be known until the Closing Date, the number of shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion and the number of shares of Era Common Stock to be issued to Bristow stockholders in the Merger will also not be known until such time. However, the table below sets forth (i) the number of shares of Bristow Common Stock that may be issued (including shares underlying Bristow Preferred Stock options and Bristow Preferred Stock RSUs) based on the illustrative calculation of the Preferred Stock Conversion Amount set forth above and a range of assumed prices for Era Common Stock and (ii) the corresponding number of shares of Era Common Stock issued to Bristow stockholders in the Merger before taking into account the Reverse Stock Split, if it is effected. The table begins at the point of equivalence, where the implied value per Era share ($12.04) equals 90% of the Era 30-day VWAP ($13.38).
Assumed Era 30-day VWAP	$13.38	$14.00	$15.00	$16.00	$17.00
Preferred Stock Conversion Amount ($ in millions)	$670	$670	$670	$670	$670
(/) greater of pre-closing discounted Era VWAP and implied value per share of Era Common Stock	$12.04	$12.60	$13.50	$14.40	$15.30
Total number of shares of Bristow Common Stock issued prior to the Preferred Stock Conversion	11,952,240	11,952,240	11,952,240	11,952,240	11,952,240
Number of shares of Bristow Common Stock to be issued upon Preferred Stock Conversion	38,756,037	32,389,509	25,604,483	21,169,789	18,044,486
Total number of shares of Bristow Common Stock issued after the Preferred Stock Conversion	50,708,277	44,341,749	37,556,723	33,122,029	29,996,726
Total number of shares of Era Common Stock to be issued to Bristow stockholders	72,744,896	72,744,896	72,744,896	72,744,896	72,744,896
Holders of Bristow Preferred Stock	55,598,495	53,136,638	49,594,195	46,494,558	43,759,584
Holders of Bristow Common Stock (prior to Bristow Preferred Stock Conversion)	17,146,401	19,608,258	23,150,701	26,250,338	28,985,312
Exchange Ratio for Merger (Bristow Common Stock (after Bristow Preferred Stock Conversion) to Era Common Stock)	1.43	1.64	1.94	2.20	2.43

Bristow intends to issue a press release within two business days of the Effective Time that will set forth the actual number of shares of Era Common Stock that will be issued in respect of each share of Bristow Preferred Stock and Bristow Common Stock.
What will holders of Bristow equity awards receive in the Merger?
Pursuant to the Merger Agreement:
•
Bristow Stock Options: All outstanding Bristow stock options (including options to purchase shares of Bristow Preferred Stock that are converted to options to purchase Bristow Common Stock in the Preferred Stock Conversion) will convert into Era stock options, at the Effective Time, subject to the same terms and conditions as were in effect prior to the Effective Time, at an exercise price adjusted to give effect to the Per Share Merger Consideration and the Reverse Stock Split, if it is effected.

•
Bristow RSUs: All outstanding Bristow RSUs (as defined herein) whether vested or unvested, (including with respect to shares of Bristow Preferred Stock that are converted to Bristow RSUs to purchase Bristow Common Stock in the Preferred Stock Conversion), will, as of the Effective Time, be converted into the right to receive a number of shares of Era Common Stock based on the Per Share Merger Consideration and the Reverse Stock Split, if it is effected.

What is the current ownership of Bristow and Era and what is the expected ownership of the Combined Company following the Merger?
Bristow. As of March 31, 2020, there were 11,235,566 shares of Bristow Common Stock and 6,824,582 shares of Bristow Preferred Stock issued and outstanding, as well as (i) 121,666 shares of Bristow Common Stock reserved to settle certain disputed claims pursuant to the Amended Joint Chapter 11 Plan of Reorganization, (ii) 595,008 shares of Bristow Common Stock underlying Bristow equity awards (the “Bristow Common Stock Awards”) and (iii) 304,300 shares of Bristow Preferred Stock underlying Bristow equity awards (the “Bristow Preferred Stock Awards”).
Era. The Era Board of Directors has authorized a special stock repurchase program that would allow for the purchase of up to $10 million of Era Common Stock from time to time and subject to market conditions on the open market or in privately negotiated transactions. The special repurchase program will end upon the mailing of this joint proxy and consent solicitation statement/prospectus. As of April 30, 2020, Era has repurchased 230,889 shares of Era Common Stock pursuant to this program. As of April 30, 2020, there were 21,525,383 shares of Era Common Stock issued and outstanding, as well as 203,612 shares of Era Common Stock underlying Era equity awards.
Combined Company. Immediately following the Merger, and based on the above share information and illustrative Preferred Stock Conversion and before taking into account the Reverse Stock Split, if it is effected, the ownership of shares of the Combined Company would be as follows:
•	the former holders of Bristow Common Stock (prior to the Preferred Stock Conversion) would own 15,967,240 shares of Era Common Stock, or approximately 17% of the fully diluted shares outstanding;
•	the former holders of Bristow Preferred Stock would own 52,726,497 shares of Era Common Stock, or approximately 56% of the fully diluted shares outstanding;
•
holders of Bristow Common Stock Awards would be holders of Era equity awards entitling them to receive an aggregate of 845,586 shares of Era Common Stock upon exercise or vesting thereof, as applicable, or approximately 0.9% of the fully diluted shares;

•
holders of Bristow Preferred Stock Awards would be holders of Era equity awards entitling them to receive an aggregate of 2,351,012 shares of Era Common Stock upon exercise or vesting thereof, as applicable, or approximately 2.5% of the fully diluted shares;

•
Era stockholders prior to the Merger would continue to own 20,996,268 shares of Era Common Stock (including 369,136 shares of restricted Era Common Stock that will vest upon completion of the Merger, but not including shares that will continue to be restricted following the Merger), or approximately 22.2% of the fully diluted shares outstanding;

•
holders of Era stock options prior to the Merger would continue to own stock options exercisable for 172,904 shares of Era Common Stock, or approximately 0.2% of the fully diluted shares outstanding; and

•	529,115 shares of Era Common Stock would underlie Era restricted stock awards that will remain restricted following the Merger, or 0.6% of the fully diluted shares outstanding.
In addition, there would be 176,394 shares of Era Common Stock reserved to settle certain disputed claims pursuant to Bristow’s Amended Joint Chapter 11 Plan of Reorganization.
What will holders of Era equity awards receive in the Merger?
Pursuant to the Merger Agreement, the following will occur at the Effective Time:
•
Era Vested Restricted Stock Awards: All shares of Era Common Stock delivered to Era stockholders as a result of previously vested Restricted Stock Awards of Era (the “Era Restricted Stock Awards”) will continue to be held by such Era stockholders. The terms and conditions of such shares will remain the same, and such shares will be treated the same as the shares of Era Common Stock held by other Era stockholders generally.

•
Era Unvested Stock Options and Era Unvested Restricted Stock Awards: Pursuant to Era’s 2012 Share Incentive Plan, all unvested outstanding Era stock options and unvested Era Restricted Stock Awards that were granted prior to January 23, 2020 that have not vested will automatically vest upon the consummation of the Effective Time.

What are the material U.S. federal income tax consequences of the Merger?
Bristow’s obligation to complete the Merger is conditioned on, among other things, the receipt by Bristow of an opinion from Kirkland & Ellis LLP, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of this joint proxy and consent solicitation statement/prospectus, U.S. holders whose shares of Bristow Common Stock are exchanged in the Merger for shares of Era Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon such exchange (except with respect to any cash received in lieu of fractional shares).
For the definition of a “U.S. holder” and a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of this joint proxy and consent solicitation statement/prospectus.
The tax consequences of the Merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Merger.
What are the material U.S. federal income tax consequences of the Reverse Stock Split to Era stockholders?
The Reverse Stock Split, if effected, should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, (a) a U.S. holder (as defined in the section entitled “Matters Being Submitted to a Vote of Era Stockholders—Era Proposal No. 4: Approval of Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”) of Era Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Era Common Stock, as discussed in the section entitled “Matters Being Submitted to a Vote of Era Stockholders—Era Proposal No. 4 Approval of Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split—Cash in Lieu of Fractional Shares,” (b) such U.S. holder’s aggregate tax basis in the shares of Era Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of Era Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Era Common Stock), and (c) such U.S. holder’s holding period in the shares of Era Common Stock received should include the holding period in the shares of Era Common Stock surrendered. For more information, please see the section entitled “Matters Being Submitted to a Vote of Era Stockholders—Era Proposal No. 4: Approval of Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Are Era or Bristow stockholders entitled to appraisal and dissenters’ rights in connection with the Merger?
Era
No. Era’s stockholders are not entitled to appraisal or dissenters’ rights in connection with the Merger or any of the matters to be voted on at the Era annual meeting.
Bristow
Except as otherwise waived pursuant to the Stockholders Agreement dated and effective as of November 1, 2019 by and among Bristow and the parties from time to time party thereto (the “Bristow Stockholders Agreement”), shares of Bristow Common Stock (including any shares issued as a result of the conversion of Bristow Preferred Stock) that are held by stockholders who did not vote in favor of or consent in writing to the adoption of the Merger Agreement, who properly demand appraisal of their shares, who do not withdraw such demand or otherwise waive or lose their right to appraisal and who otherwise comply with the requirements for perfecting and preserving appraisal rights specified in Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive their portion of their portion of the Aggregate Merger Consideration. Instead, holders of such shares will be entitled to appraisal rights under Section 262 of the DGCL to have the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) determine the “fair value” of such stockholder’s shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. If any Bristow stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such shares will cease and such shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest or duplication, the applicable portion of the Aggregate Merger Consideration.
QUESTIONS AND ANSWERS ABOUT THE ERA ANNUAL MEETING
Who can attend the Era annual meeting?
Only stockholders of record as of the close of business on the Era Record Date or the holders of their properly submitted valid proxies may attend the Era annual meeting solely virtually at www.virtualshareholdermeeting.com/ERA2020. A list of Era’s stockholders will be available for review, and information on how to remotely access a list of stockholders entitled to vote at the annual meeting will be available online on the day of the meeting.
How can I attend the Era annual meeting?
The Era annual meeting will be a completely virtual meeting of stockholders conducted exclusively by a live audio webcast. If you are a stockholder of record as of the close of business on the Era Record Date, you will be able to virtually attend the annual meeting, vote your shares and submit your questions online during the meeting by visiting www.virtualshareholdermeeting.com/ERA2020. You will need to enter the 16-digit control number included on your notice, on your proxy card or on the instructions that accompanied your proxy materials. If you hold your shares in “street name” (a term that means the shares are held in the name of the broker on behalf of its customer, the beneficial owner), you may gain access to the meeting by following the instructions in the voting instruction card provided by your broker, bank or other nominee. You may not vote your shares electronically at the Era annual meeting unless you receive a valid proxy from your brokerage firm, bank, broker dealer or other nominee holder. The online meeting will begin promptly at 9:00 a.m. Central Time. Era encourages you to access the meeting prior to the start time. Online check-in will begin at 9:00 a.m. Central Time, and you should allow ample time for the check-in procedures. If you wish to submit a question for the Era annual meeting, you may do so in advance at www.proxyvote.com, or you may type it into the dialog box provided at any point during the virtual meeting (until the floor is closed to questions).
Why are you holding a virtual meeting instead of a physical meeting?
This year’s annual meeting will be a completely virtual meeting of stockholders conducted exclusively by a live audio webcast due to the ongoing public health impact of the COVID-19 (as defined herein) outbreak. This decision was made in light of the protocols that federal, state, and local governments have imposed or may impose in the near future and taking into account the health and safety of our stockholders. In addition, a completely virtual meeting provides expanded access, improved communication and cost savings for stockholders and Era. Era believes that hosting a virtual meeting will enable more stockholders to attend and participate in the meeting since stockholders can participate from any location around the world with Internet access.
What constitutes a quorum?
The presence at the annual meeting virtually or by proxy of the holders of a majority in voting power of the issued and outstanding shares of Era Common Stock entitled to vote at the annual meeting is required to constitute a quorum for the transaction of business. Abstentions and broker non-votes (i.e., shares with respect to which a broker indicates that it does not have discretionary authority to vote on a matter) will be counted for purposes of determining whether a quorum is present at the annual meeting.
Who is entitled to vote at the Era annual meeting?
Only holders of record of Era Common Stock at the close of business on the Era Record Date, are entitled to notice of, and to vote at, the annual meeting. Each stockholder is entitled to one vote for each share of Era Common Stock held. Shares of Era Common Stock represented virtually or by a properly submitted proxy will be voted at the annual meeting. On the Era Record Date, 21,525,383 shares of Era Common Stock were outstanding and entitled to vote.
Will other stockholders see my vote?
As a matter of policy, proxy cards, ballots and voting tabulations that identify individual stockholders are kept confidential by Era. Such documents are made available only to the inspector of election and personnel associated with processing proxies and tabulating votes at the annual meeting. The votes of individual stockholders will not be disclosed except as may be required by applicable law.
What is the difference between a stockholder of record and a “street name” holder?
If your shares are registered directly in your name with Era’s transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record with respect to those shares.
If your shares are held in a stock brokerage account or by a bank, or other nominee, then the broker, bank, or other nominee is the stockholder of record with respect to those shares. However, you still are the beneficial owner of those shares, and your shares are said to be held in “street name.” Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, or other nominee how to vote their shares. Street name holders are also invited to virtually attend the Era annual meeting subject to valid proof of ownership such as a recent brokerage statement.
What vote is required to approve each item to be voted on at the meetings?
Election of Directors: Directors are elected by a plurality of the shares of Era Common Stock present virtually or represented by proxy at the annual meeting and voting on the matter. However, each nominee who is a current director of Era is required to submit an irrevocable resignation as a director, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in favor of his or her election in an uncontested election (i.e., the number of votes “for” such director’s election constitutes less than the number of votes “withheld” with respect to such director’s election) and (2) acceptance by the Era Board of that resignation in accordance with the policies and procedures adopted by the Era Board for such purpose. Era’s stockholders do not have cumulative voting rights for the election of directors.
Amendments to Certificate of Incorporation: The Share Increase Proposal and Reverse Stock Split Proposal require the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Era Common Stock entitled to vote.
Votes Required to Adopt Other Proposals: The affirmative vote of the holders of a majority in voting power of the shares of Era Common Stock present virtually or represented by proxy and entitled to vote at the annual meeting is required for approval of all other items being submitted to stockholders for consideration.

How are abstentions and broker non-votes counted?
Abstentions will not affect the outcome of the election of directors. For matters other than the election of directors, stockholders may vote in favor of or against the proposal, or may abstain from voting, and the affirmative vote of a majority of the shares of Era Common Stock present virtually or by proxy and voting on the matter is required for approval of those matters, other than the Share Increase Proposal and Reverse Stock Split Proposal which require the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of Era Common Stock entitled to vote. Because abstentions are treated as shares of Era Common Stock present but not voting, abstentions will have the same effect as votes against any matter other than the election of directors.
For purposes of each of Proposal Nos. 1, 3, 4 and 6, “broker non-votes” will have the effect of a vote against the proposal. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares in “street name” for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. “Broker non-votes” may only be voted for routine matters. The only routine matters to be brought before the stockholders at the annual meeting are (i) the ratification of the appointment of Grant Thornton LLP for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors of the Combined Company) and (ii) the adjournment or postponement of the Era annual meeting. If your shares are held in “street name” by a broker and you wish to vote on any non-routine business that may properly come before the annual meeting, you should provide instructions to your broker. Under the rules of the NYSE, if you do not provide your broker with instructions, your broker generally will have the authority to vote on routine matters.
How does the Era Board recommend that I vote?
The Era Board recommends that you vote:
•	FOR the Stock Issuance Proposal (Proposal No. 1);
•	FOR the election of each nominee for director contained in this joint proxy and consent solicitation statement/prospectus (Proposal No. 2);
•	FOR approval of the Share Increase Proposal (Proposal No. 3);
•	FOR approval of the Reverse Stock Split Proposal (Proposal No. 4);
•
FOR ratification of the appointment of Grant Thornton LLP as Era’s independent registered public accounting firm for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors of the Combined Company) (Proposal No. 5);

•	FOR approval of Era’s named executive officer compensation (Proposal No. 6);
•
FOR the adjournment or postponement of the Era annual meeting if there are insufficient votes to approve the Share Increase Proposal, the Reverse Stock Split Proposal or the Stock Issuance Proposal at the time of the Era annual meeting to allow Era to solicit additional proxies in favor of either of such proposals (Proposal No. 7); and

•	FOR any adjournments or postponements to transact such other business as may properly come before the annual meeting (Proposal No. 8).
How do I vote?
You may vote virtually at the annual meeting online at www.virtualshareholdermeeting.com/ERA2020 by using the 16-digit control number included with these proxy materials, or you may give us your proxy. We recommend that you vote by proxy even if you plan to virtually attend the annual meeting. As described below, you can revoke your proxy or change your vote at the annual meeting. You can vote by proxy over the telephone by calling a toll-free number, electronically by using the Internet or through the mail as described below. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions set forth on the notice, proxy card or voting instruction card. Stockholders are requested to vote in one of the following ways:

•
by telephone by calling the toll-free number 1-800-690-6903 in the United States or 1-800-690-6903 from foreign countries from any touch-tone phone and following the instructions (have your proxy card in hand when you call);

•
by Internet before the annual meeting by accessing www.proxyvote.com and following the on-screen instructions or scanning the QR code with your smartphone (have your proxy card in hand when you access the website);

•	during the annual meeting at www.virtualshareholdermeeting.com/ERA2020 (please see above under “How can I attend the Era annual meeting?”); or
•
by completing, dating, signing, and promptly returning the accompanying proxy card, in the enclosed postage-paid, pre-addressed envelope provided for such purpose. No postage is necessary if the proxy card is mailed in the United States.

If you hold your shares through a bank, broker or other nominee, such entity/person will give you separate instructions for voting your shares.
What does it mean if I receive more than one proxy card?
If you receive more than one proxy card, it means that you hold shares registered in more than one name or in different accounts. To ensure that all of your shares are voted, please vote by proxy by following instructions provided in each proxy card. If some of your shares are held in street name, you should have received voting instruction with these materials from your broker, bank or other nominee. Please follow the voting instruction provided to ensure that your vote is counted.
Can I change my vote after I return my proxy card?
Yes. A stockholder who so desires may revoke his, her, or its proxy at any time before it is exercised at the annual meeting by: (i) providing written notice to the Secretary of Era; (ii) duly executing a proxy card bearing a date subsequent to that of a previously furnished proxy card; (iii) entering new instructions by Internet or telephone; or (iv) attending the virtual annual meeting and voting. Virtual attendance at the annual meeting will not in itself constitute a revocation of a previously furnished proxy, and stockholders who attend the annual meeting virtually need not revoke their proxy (if previously furnished) to vote electronically. Era encourages stockholders that plan to virtually attend the annual meeting to vote by phone or Internet or to submit a valid proxy card and vote their shares prior to the annual meeting. If you hold your shares in street name and want to revoke your proxy, you will need to provide instructions to your broker.
What happens if I do not make specific voting choices?
If you are a stockholder of record and you submit your proxy without specifying how you want to vote your shares, then the proxy holder will vote your shares in the manner recommended by the Era Board on all proposals. If you hold your shares in the street name and you do not give instructions to your broker, bank or other nominee to vote your shares, under the rules that govern brokers, banks, and other nominees who are the stockholders of record of the shares held in street name, it generally has the discretion to vote uninstructed shares on routine matters but has no discretion to vote them on non-routine matters. The only “routine” matters expected to be brought before the Era stockholders at the annual meeting are (i) the appointment of Grant Thornton LLP as Era’s independent registered public accounting firm for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors and audit comittee of the Combined Company) and (ii) the adjournment or postponement of the Era annual meeting. See “How are abstentions and broker non-votes counted?” beginning on page 10.
How will votes be recorded?
Votes will be certified by one or more inspectors of election, who are required to impartially resolve any interpretive questions as to the conduct of the vote. In tabulating votes, the inspectors of election will make a record of the number of shares voted for or against each director nominee and each other matter voted upon, the number of shares abstaining with respect to each director nominee or other matter, and the number of shares held of record by broker-dealers and present at the annual meeting but not voting.

Where can I find the voting results of the Era annual meeting?
Era plans to announce preliminary voting results at the annual meeting and to publish the final results in a current report on Form 8-K promptly following the annual meeting.
Important Notice Regarding the Availability of Proxy Materials for the Era Annual Meeting
This joint proxy and consent solicitation statement/prospectus, the notice of the annual meeting of the Era stockholders and Era’s Annual Report on Form 10-K for the year ended December 31, 2019 (“Era’s 2019 Annual Report”) are available on the Internet at www.eragroupinvestors.com. In addition, you may find information on how to obtain directions to virtually attend the meeting and vote electronically by submitting a query via e-mail to Investor_Relations@eragroup.inc.
QUESTIONS AND ANSWERS ABOUT BRISTOW’S CONSENT SOLICITATION
Who is entitled to deliver written consents to Bristow to approve the Bristow Merger Proposal and, on a non-binding advisory basis, the Bristow Compensation Proposal?
Only written consents received from holders of record of Bristow Common Stock and Bristow Preferred Stock as of the Bristow Record Date, will be counted for purposes of approving the Bristow Merger Proposal and, on a non-binding advisory basis, the Bristow Compensation Proposal. As of the close of business on March 31, 2020, there were 11,235,566 shares of Bristow Common Stock issued and outstanding and 6,824,582 shares of Bristow Preferred Stock issued and outstanding. Each outstanding share of Bristow Common Stock is entitled to one vote on each matter submitted to a vote or to be acted on by written consent and each outstanding share of Bristow Preferred Stock is entitled to 1.33 votes (on an as-converted basis) on each matter submitted to a vote or to be acted on by written consent.
What is the recommendation of the Bristow Board?
The Bristow Board recommends that you:
•	CONSENT to the approval of the Bristow Merger Proposal; and
•	CONSENT to the approval, on a non-binding advisory basis, of the Bristow Compensation Proposal.
What Bristow stockholder approval is required to approve the Bristow Merger Proposal and the Bristow Compensation Proposal?
Approval of the Bristow Merger Proposal and approval of, on a non-binding, advisory basis, the Bristow Compensation Proposal each requires the consent of the holders of a majority of the total aggregate voting power of the shares of Bristow Common Stock (together with the outstanding Bristow Preferred Stock voting on an “as-converted” basis) issued and outstanding, voting as a single class. Abstentions and broker non-votes will have the same effect as consents marked “WITHHOLD CONSENT” as to such proposals.
Concurrently with the execution of the Merger Agreement, Bristow and Era executed and delivered individual voting agreements (each, a “Voting Agreement” and together, the “Voting Agreements”) with Solus and SDIC under which each of Solus and SDIC agreed to deliver to Bristow a written consent in favor of the Merger and adoption of the Merger Agreement in respect of all shares of Bristow Common Stock and Bristow Preferred Stock beneficially owned by each of Solus and SDIC (collectively representing more than a majority of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding). The Voting Agreements provide that each of Solus and SDIC will deliver their written consents within two Business Days after the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of such written consent by Solus and SDIC will constitute the approval of the Bristow Merger Proposal by the requisite majority of the total aggregate voting power of the Bristow stockholders.
How do I return my Bristow written consent?
If you are a Bristow stockholder as of the close of business on the Bristow Record Date, and after carefully reading and considering the information contained in this joint proxy and consent solicitation statement/prospectus you wish to return your written consent, please complete, date and sign the enclosed written consent and promptly return via email a .pdf copy of your signed and dated written consent to D. F. King & Co., Inc., the Consent Tabulation Agent, to bristowgroup@dfking.com.

If you are a beneficial owner and hold your shares in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to submit your written consent. Please check with your nominee or intermediary and follow the consent instructions provided by your nominee or intermediary with these materials. Bristow does not currently intend to hold a meeting of Bristow stockholders to consider the Merger Agreement and the Merger. See “The Merger Agreement—Bristow Written Consent” beginning on page 111.
If my shares of Bristow Common Stock and/or Bristow Preferred Stock are held in street name, will my nominee or intermediary consent for me?
No. If your shares of Bristow Common Stock and/or Bristow Preferred Stock are held in street name, you must instruct your nominee or intermediary whether you consent to, withhold consent from or abstain from any particular proposal. You should follow the instructions provided by your nominee or intermediary.
Can I change or revoke my written consent?
Yes. You may change or revoke your written consent at any time before the earlier to occur of the receipt by Bristow of the requisite Bristow stockholder approval and the Bristow Consent Deadline. If you wish to change or revoke your written consent before the earlier to occur of the receipt by Bristow of the requisite Bristow stockholder approval and the Bristow Consent Deadline, you may do so by sending in a new written consent with a later date or by delivering a notice of revocation to the corporate secretary of Bristow. However, the delivery of the written consent by each of Solus and SDIC in favor of the Merger and adoption of the Merger Agreement with respect to all of its respective Bristow Common Stock and Bristow Preferred Stock following the effectiveness of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part will constitute receipt by Bristow of the requisite Bristow stockholder approval, regardless of the delivery or abstention of consent by any other Bristow stockholder.
What will happen if I return my written consent without indicating whether or not I wish to consent?
If you return your signed and dated written consent without indicating whether you consent to, withhold consent from or abstain from any particular proposal, you will be deemed to have elected to consent to such proposal in accordance with the recommendation of the Bristow Board.
What is the deadline for submission of written consents by Bristow stockholders?
Bristow has set June 11, 2020 as the Bristow Consent Deadline. Bristow reserves the right to extend the Bristow Consent Deadline beyond June 11, 2020, and any such extension may be made without notice to Bristow stockholders. Under the Voting Agreements, each of Solus and SDIC agreed to deliver to Bristow a written consent in favor of the Merger and adoption of the Merger Agreement in respect of all shares of Bristow Common Stock and Bristow Preferred Stock beneficially owned by Solus and SDIC (collectively representing more than a majority of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding). The Voting Agreements provide that each of Solus and SDIC will deliver its written consent within two Business Days from the time at which the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of such written consent by each of Solus and SDIC will constitute the approval of the Bristow Merger Proposal by the requisite majority of the total aggregate voting power of the Bristow stockholders. Therefore, a failure of any other Bristow stockholder to deliver a written consent is not expected to have any effect on the approval of the Bristow Merger Proposal or, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal.
What does it mean if I receive more than one set of consent solicitation materials?
You may receive more than one set of consent solicitation materials, including multiple copies of this joint proxy and consent solicitation statement/prospectus and the consent solicitation materials. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of consent solicitation materials, please vote or return each set separately in order to ensure that all of your written consents are delivered.

Solicitation and Solicitation Expenses
Era
Era will bear the costs of solicitation of proxies for the annual meeting. In addition to solicitation by mail, directors, officers and regular employees of Era may solicit proxies from stockholders by telephone, electronic or facsimile transmission, personal interview or other means.
Era has requested brokers, bankers and other nominees who hold voting Era Common Stock to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.
Era has retained D.F. King & Co., Inc. to aid in the solicitation of proxies. The fees of D.F. King & Co., Inc. are expected to be $15,000 plus reimbursement of its reasonable out-of-pocket costs. If you have questions about the annual meeting or need additional copies of this joint proxy and consent solicitation statement/prospectus or additional proxy cards, please contact Era’s proxy solicitation agent as follows:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks/Brokers: (212) 269-5550
Toll-free: (800) 791-3320
Bristow
Bristow will bear the costs of the consent solicitation. Bristow has requested brokers, bankers and other nominees who hold voting Bristow Common Stock and Bristow Preferred Stock to forward consent solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.
Bristow has retained D.F. King & Co., Inc. to aid in the consent solicitation. The fees of D.F. King & Co., Inc. are expected to be $10,000 plus reimbursement of its reasonable out-of-pocket costs. If you have questions about the consent solicitation or need additional copies of this joint proxy and consent solicitation statement/prospectus, please contact Bristow’s consent solicitation agent as follows:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks/Brokers: (212) 269-5550
Toll-free: (877) 478-5043

SUMMARY
This summary highlights selected information from this joint proxy and consent solicitation statement/prospectus and may not contain all the information that is important to you. Era and Bristow urge you to read carefully this entire document, and the documents referenced herein, for a more complete understanding of the Merger between Era and Bristow. In addition, this joint proxy and consent solicitation statement/prospectus incorporates by reference into this document important business and financial information about Era. You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information”. Each item in this summary includes a page reference directing you to a more complete description of that item.
Unless the context otherwise requires, references in this joint proxy and consent solicitation statement/prospectus to “Era” refer to Era Group Inc., a Delaware corporation; references to “Bristow” refer to Bristow Group Inc., a Delaware corporation; references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of January 23, 2020 and amended on April 22, 2020, among Era, Bristow and a newly formed, direct wholly owned subsidiary of Era, Merger Sub; and references to “we”, “our”, “us” or the “Combined Company” refer to Era and Bristow. Unless explicitly noted, all numbers relating to shares of stock do not give effect to the reverse stock split.
Merger of Era and Bristow (Page 53)
In accordance with the terms of the Merger Agreement, Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and a direct wholly owned subsidiary of Era. Following the Merger, Era intends to change its name to Bristow Group Inc., and its common stock will remain listed on NYSE under the ticker symbol “VTOL”.
Annual Meeting of Era
Era plans to hold the Era annual meeting virtually at www.virtualshareholdermeeting.com/ERA2020, on June 11, 2020 at 9:00 a.m. Central Time. At the Era annual meeting, Era stockholders will be asked to approve (i) the Stock Issuance Proposal, (ii) the election of the six directors until the consummation of the Merger, as specified in “Proposal No. 2—Election of Directors”, (iii) the Share Issuance Proposal, (iv) the Reverse Stock Split Proposal, (v) the appointment of Grant Thornton LLP as Era’s independent registered public accounting firm for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors and audit committee of the Combined Company), (vi) an advisory vote to approve Era’s named executive officer compensation, (vii) the authority to adjourn or postpone the Era annual meeting if there are insufficient votes to approve the at the time of the Era annual meeting to allow Era to solicit additional proxies in favor of either of such proposals, and (viii) the transaction of such other business as may properly come before the annual meeting and any adjournments or postponements of the annual meeting. The proposals set forth in clauses (i), (iii), (iv) and (vii) are referred to herein as the “Merger-Related Proposals” and the proposals set forth in clauses (ii), (v) and (vi) are referred to herein as the “Annual Meeting Proposals” (together with the Merger-Related Proposals, the “Proposals”).
You can vote at the Era annual meeting if you owned Era Common Stock at the close of business on the Era Record Date. As of that date, there were 21,525,383 shares of Era Common Stock outstanding and entitled to vote. An Era stockholder can cast one vote for each share of Era Common Stock owned on that date.
Important Notice Regarding the Availability of Proxy Materials for the Era Annual Meeting
This joint proxy and consent solicitation statement/prospectus, the Notice of Annual Meeting of Stockholders and Era’s 2019 Annual Report are available on the Internet at www.eragroupincinvestors.com. In addition, you may find information on how to obtain directions to virtually attend the annual meeting and vote electronically by submitting a query via e-mail to www.corporatesecretary@eragroupinc.com. Information contained on the Era website does not constitute part of this joint proxy and consent solicitation statement/prospectus.

Bristow Solicitation of Written Consents (Page 257)
Written Consents
Bristow plans to conduct a consent solicitation to request that Bristow stockholders, as of the close of business on the Bristow Record Date, execute and return written consents to (i) consent to the approval of the Bristow Merger Proposal and (ii) consent, on a non-binding, advisory basis, to the approval of the Bristow Compensation Proposal.
Only holders of record of Bristow Common Stock or Bristow Preferred Stock as of the Bristow Record Date will be notified of and be entitled to sign and return a written consent. As of March 31, 2020, there were 11,235,566 shares of Bristow Common Stock and 6,824,582 shares of Bristow Preferred Stock outstanding and entitled to vote. Under the Bristow certificate of incorporation, each outstanding share of Bristow Common Stock is entitled to one vote on each matter submitted to a vote or to be acted on by written consent and each outstanding share of Bristow Preferred Stock is entitled to 1.33 votes (on an as-converted basis) on each matter submitted to a vote or to be acted on by written consent.
Era’s Board Unanimously Recommends that Era Stockholders Vote “FOR” each of the Merger-Related Proposals (Page 244)
The Era Board (i) believes that the Merger Agreement and the transactions contemplated thereby are consistent with, and will further the business strategies of Era and are in the best interests of Era’s stockholders, (ii) has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) unanimously recommends that Era stockholders vote “FOR” each of the Merger-Related Proposals.
The Era Board also Unanimously Recommends that Era Stockholders Vote “FOR” each of the Annual Meeting Proposals (Page 244)
The Bristow Board Unanimously Recommends that Holders of Bristow Common Stock and Bristow Preferred Stock “CONSENT” to the Approval of the Bristow Merger Proposal and “CONSENT” to the Approval, on a Non-binding, Advisory Basis, of the Bristow Compensation Proposal, by Signing and Delivering the Written Consent Furnished with this Joint Proxy and Consent Solicitation Statement/Prospectus (Page 257)
The Bristow Board has (i) determined that the terms of the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Bristow and its stockholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable the Merger Agreement and the Merger, and (iii) resolved to recommend that the Bristow stockholders “CONSENT” to the approval of the Bristow Merger Proposal and directed that such matter be submitted for consideration by the Bristow stockholders.
Era and Bristow Stockholder Equity Ownership as a Result of the Merger
Era
Era stockholders will not receive anything as a result of the Merger, and will continue to hold the same amount of Era shares held immediately prior to the Merger, as appropriately adjusted for the Reverse Stock Split, if effected; however, current Era stockholders as a whole will have a reduced ownership and voting interest in the Combined Company after the Merger as compared to their current ownership and voting interest in Era. Immediately following completion of the Merger, pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of the Combined Company Common Stock and former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock.
Bristow
Immediately prior to the consummation of the Merger, all outstanding shares of Bristow Preferred Stock (including all shares of Bristow Preferred Stock underlying Bristow Preferred Stock options and Bristow preferred RSUs) will be converted into Bristow Common Stock. See “The Merger—Bristow Preferred Stock Conversion”.

At the Effective Time, shares of Bristow Common Stock (including shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion and the Bristow Reserve Shares to settle certain disputed claims pursuant to the Amended Joint Chapter 11 Plan of Reorganization of Bristow and its Debtor Affiliates as modified), will be converted into the right to receive an aggregate number of shares of Era Common Stock equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on fully-diluted basis, divided by (y) 23% (i.e., the Aggregate Merger Consideration), as appropriately adjusted for the Reverse Stock Split, if effected. Each holder of Bristow Common Stock immediately prior to the Effective Time, other than holders of Dissenting Shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion, any shares of Bristow Common Stock underlying Bristow options or restricted stock units and Bristow Reserve Shares) (i.e., the Per Share Merger Consideration), and, if applicable, cash in lieu of any fractional shares of Era Common Stock that would otherwise be payable. All of the issued and outstanding shares of Bristow Common Stock immediately prior to the Effective Time will be cancelled.
The market value of the Per Share Merger Consideration that Bristow stockholders will be entitled to receive will depend on the price per share of Era Common Stock at the Effective Time. That price will not be known at the time of the Era annual meeting or the Bristow Consent Deadline and may be less or more than the current market price or the market price at such time.
Era Common Stock is currently listed on the NYSE under the symbol “ERA”. On May 4, 2020, the last reported sales price of Era Common Stock on the NYSE was $4.61 per share.
Tax Consequences of the Merger (Page 85)
Bristow’s obligation to complete the Merger is conditioned on, among other things, the receipt by Bristow of an opinion from Kirkland & Ellis LLP, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger constitutes a reorganization, subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of this joint proxy and consent solicitation statement/prospectus, U.S. holders whose shares of Bristow Common Stock are exchanged in the Merger for shares of Era Common Stock generally will not recognize any gain or loss for United States federal income tax purposes upon such exchange (except with respect to any cash received in lieu of fractional shares).
For the definition of a “U.S. holder” and a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of this joint proxy and consent solicitation statement/prospectus.
The tax consequences of the Merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the Merger.
The Merger Will Be Accounted for as an Acquisition by Bristow of Era (Page 88)
The Merger will be treated as an acquisition by Bristow of Era under U.S. generally accepted accounting principles (“GAAP”). Bristow is being treated as the acquirer pursuant to GAAP, notwithstanding the fact that a wholly-owned subsidiary of Era is acquiring Bristow, because, among other considerations, immediately following the Effective Time of the Merger: (i) former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock and (ii) the board of directors of the Combined Company will initially consist of eight directors, including six Bristow designees.

The Merger will be accounted for under the acquisition method of accounting under GAAP. Under the acquisition method of accounting, for the purposes of the unaudited pro forma condensed combined consolidated financial information, management of Bristow and Era have determined a preliminary estimated purchase price for Era (see Unaudited Pro Forma Condensed Combined Consolidated Financial Information – Note 5: Estimated Purchase Consideration and Preliminary Purchase Price Allocation beginning on page 132 for additional information). Era’s net tangible and intangible assets acquired and liabilities assumed in connection with the Merger are recorded at their estimated acquisition date fair values. Any excess of the fair value of Era's identified net assets acquired over the estimated purchase price will be recognized as a gain on bargain purchase. A final determination of these acquired assets and assumed liabilities will be based on Era’s actual net tangible and intangible assets as of the date of completion of the Merger.
Era’s Reasons for the Merger (Page 61)
For a discussion of the factors considered by the Era Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of Era Common Stock as consideration in the Merger, see “The Merger—Era’s Reasons for the Merger and Recommendation of the Era Board”.
Opinion of Era’s Financial Advisor (Page 63)
Era retained Centerview Partners LLC, which is referred to in this proxy statement/prospectus as “Centerview”, as financial advisor to the Era Board in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Era’s Financial Advisor”. In connection with this engagement, the Era Board requested that Centerview evaluate the fairness, from a financial point of view, to Era of the Aggregate Merger Consideration proposed to be paid by Era pursuant to the Merger Agreement, which Centerview was advised will result in a pro forma ownership of the fully diluted shares of Era Common Stock being held 23% by the holders of Era Common Stock immediately prior to the Effective Time of the Merger and 77% by the holders of Bristow Common Stock immediately prior to the Effective Time of the Merger. On January 23, 2020, Centerview rendered to the Era Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Aggregate Merger Consideration proposed to be paid by Era pursuant to the Merger Agreement was fair, from a financial point of view, to Era.
The full text of Centerview’s written opinion, dated January 23, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex E and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Era Board (each member of the Era Board in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Era of the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Era or Bristow or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully, in its entirety, for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
Bristow’s Reasons for the Merger (Page 71)
For a discussion of the factors considered by the Bristow Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, see “The Merger—Bristow’s Reasons for the Merger and Recommendation of the Bristow Board”.

Opinion of Bristow’s Financial Advisor (see page 74)
At the meeting of the Bristow Board on January 23, 2020, Ducera Securities LLC (“Ducera”) rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Aggregate Merger Consideration was fair, from a financial point of view, to the holders of Bristow Common Stock (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock and the Bristow Reserve Shares) as more fully described in this joint proxy and consent solicitation statement/prospectus.
The full text of the written opinion of Ducera, dated as of January 23, 2020, is attached as Annex F to this joint proxy and consent solicitation statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the Bristow Board and addresses only the fairness from a financial point of view of the Aggregate Merger Consideration to the holders of Bristow Common Stock (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock and the Bristow Reserve Shares, as more fully described in this joint proxy and consent solicitation statement/prospectus). It does not constitute a recommendation to any holder of Bristow Common Stock or Bristow Preferred Stock as to how to vote in connection with the Merger or whether to take any other action with respect to the Merger. See the section entitled “The Merger — Opinion of Bristow’s Financial Advisor” and Annex F.
Certain Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests (Page 89)
Certain directors and executive officers of Era and Bristow have interests in the Merger that are different from, or in addition to, their interests as stockholders generally, including the following:
Era
Upon completion of the Merger, Christopher S. Bradshaw and certain of Era’s directors will, and certain of Era’s other executive officers may, continue to be directors and executive officers of the Combined Company. See “The Merger – Interests of the Era Directors and Executive Officers in the Merger”, beginning on page 89 for additional information.
The Era Board was aware of these additional interests and considered them when they adopted the Merger Agreement and approved the Merger.
Bristow
Upon completion of the Merger, certain of Bristow’s directors will, and certain of Bristow’s executive officers may, continue to be directors and executive officers of the Combined Company. See “The Merger – Interests of the Bristow Directors and Executive Officers in the Merger”, beginning on page 91 for additional information.
The Bristow Board was aware of these additional interests and considered them when they adopted the Merger Agreement and approved the Merger.
Dissenters’ Rights of Appraisal of Holders of Bristow Common Stock (Page 118)
Except as otherwise waived pursuant to the Bristow Stockholders Agreement, Dissenting Shares will not be converted into the right to receive their portion of the Aggregate Merger Consideration, but instead holders of such shares will be entitled to appraisal rights under Section 262 of the DGCL to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. If any Bristow stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal of such shares under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such shares will cease and such Dissenting Shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest or duplication, the applicable portion of the Aggregate Merger Consideration.

No Solicitation of Third-Party Acquisition Proposals (Page 107)
The Merger Agreement contains provisions restricting Bristow’s and Era’s ability to seek or discuss any alternative acquisition proposal to the Merger. In particular, from and after the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, each of Era and Bristow has agreed that it will not, and it will instruct and cause its subsidiaries and its and their respective directors, officers, employees, investment bankers, consultants, attorneys, accountants, agents, advisors, affiliates and other representatives not to, directly or indirectly:
•
initiate, solicit, encourage or facilitate any inquiry, proposal or offer with respect to, or the making, consideration, exploration, submission or announcement of, any “Alternative Proposal” (as defined in “The Merger Agreement – No Solicitation of Alternative Proposals” beginning on page 107); or

•
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any persons with respect to or provide any non-public information or data concerning Bristow or Era, as applicable, or their subsidiaries to any person that has made or is, to the knowledge of Bristow or Era, as applicable, making an Alternative Proposal.

Notwithstanding the restrictions described above, the Merger Agreement provides that if at any time from and after the date of the Merger Agreement and prior to, as applicable, the Bristow stockholders’ approval of the adoption of the Merger Agreement or the Era stockholders’ approval of the Share Increase Proposal or the Stock Issuance Proposal, Era or Bristow, as applicable, directly or indirectly receives a written Alternative Proposal from any person and such party is not in material breach of the restrictions above with respect to the person making such Alternative Proposal, the applicable party and its representatives may contact such person to clarify the terms and conditions thereof and (a) such party and its representatives may furnish, pursuant to any acceptable confidentiality agreement, information (including non-public information and data) with respect to such party and its subsidiaries, and afford access to the business, properties, assets, books, records and personnel of such party and its subsidiaries, to the person that has made such Alternative Proposal (provided that such party shall simultaneously make available to the other party any non-public information given to such person with respect to such Alternative Proposal that was not previously made available to such other party) and (b) if the Bristow Board or the Era Board, as applicable, determines in good faith, after consultation with its outside counsel and financial advisor, and provides written notice to Era or Bristow, as applicable, that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in “The Merger Agreement – No Solicitation of Alternative Proposals” beginning on page 107), then such party and its representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Alternative Proposal.
Notwithstanding the foregoing, at any time before the Bristow stockholders’ approval of the adoption of the Merger Agreement or Era stockholders’ approval of the Share Increase Proposal and the Stock Issuance Proposal, the Bristow Board or the Era Board, as applicable, may make a Change in Recommendation (as defined in “The Merger Agreement – No Solicitation of Alternative Proposals” beginning on page 107) in connection with a Superior Proposal if:
•
the Bristow Board or the Era Board, as applicable, determines in good faith (after consultation with its respective outside counsel and financial advisor) that there is the presence of a Bristow Intervening Event or an Era Intervening Event (each as defined in “The Merger Agreement – No Solicitation of Alternative Proposals” beginning on page 107), as applicable; or

•
Bristow or Era, as applicable, receives an Alternative Proposal (so long as Bristow or Era, as applicable, is not in material breach of any of the non-solicitation restrictions set forth in the Merger Agreement) that the Bristow Board or the Era Board, as applicable, determines in good faith (after consultation with its respective outside counsel and financial advisor) constitutes a Superior Proposal.

However, the Bristow Board or the Era Board, as applicable, may only take any of the foregoing actions if:
•	Bristow or Era, as applicable, has given the other party three Business Days’ prior written notice in advance of taking such action, which notice will:
•
specify a reasonably detailed description of such Era Intervening Event or Bristow Intervening Event, as applicable, or the material terms of the Alternative Proposal received by Bristow or Era, as applicable, that constitutes a Superior Proposal, including the identity of the party making the Alternative Proposal;

•
include a written copy of such Alternative Proposal or amendment thereto (or, if not in writing, a written summary of the material terms and conditions of each such Alternative Proposal or amendment thereto.

•
each of Bristow and Era have negotiated in good faith, and caused its respective representatives to negotiate in good faith, with the other party (to the extent the other party so desires) during such three Business Day period to make adjustments to the terms and conditions of the Merger Agreement as would permit the Bristow Board or the Era Board, as applicable, to not take such actions; and

•
following the notice period, the Bristow Board or the Era Board, as applicable, has considered in good faith any revisions to the Merger Agreement proposed by Era (in the case of the Bristow Board) or Bristow (in the case of the Era Board) and has determined in good faith:

•
with respect to a Bristow Intervening Event or an Era Intervening Event, as applicable, after consultation with its respective outside counsel, that it would continue to be inconsistent with the directors’ duties under applicable law not to effect a Change in Recommendation; and

•
with respect to a Superior Proposal after consultation with its respective outside counsel and its financial advisor, that the Alternative Proposal would continue to constitute a Superior Proposal, in each case, if changes offered in writing by Bristow or Era, as applicable, were given effect.

See the “No Solicitation of Alternative Proposals” subsection of “The Merger Agreement” section in this joint proxy and consent solicitation statement/prospectus for more details on circumstances that may constitute an Alternative Proposal, and the associated actions and potential consequences of such circumstances.
Certain Stockholders of Bristow Have Agreed to Affirmatively “CONSENT” to the Merger (Page 119 and Annex C and Annex D)
Solus Alternative Asset Management LP (“Solus”) and South Dakota Investment Council (“SDIC”), which are currently significant stockholders of Bristow, collectively holding a majority in voting power of Bristow’s equity securities, have each entered into separate Voting Agreements with Bristow and Era, pursuant to which each stockholder has agreed to deliver and duly execute a written consent in favor of the Merger. Such consents are to be executed and delivered within two Business Days following the effectiveness of the registration statement of which this proxy and consent solicitation statement/prospectus forms a part. As of January 23, 2020, the date on which the Voting Agreements were signed, Solus held 3,220,501 shares of Bristow Common Stock and 1,720,297 shares of Bristow Preferred Stock and SDIC held 2,783,012 shares of Bristow Common Stock and 2,018,384 shares of Bristow Preferred Stock. Pursuant to the Certificate of Designations for the Bristow Preferred Stock (the “Bristow Certificate of Designations”), with respect to matters submitted to a vote of the holders of Bristow Common Stock, holders of each share of Bristow Preferred Stock will be entitled to vote on an “as-converted” basis, which deems each share of Bristow Preferred Stock to have been converted to 1.33 shares of Bristow Common Stock. Therefore, for the purpose of approving the Merger, on an as-converted basis, Solus is deemed to hold 5,515,019 shares of Bristow Common Stock and SDIC is deemed to hold 5,475,116, shares of Bristow Common Stock, and together they are deemed to hold an aggregate amount of 10,990,135 shares, or 51.2%, of Bristow Common Stock (the “Subject Shares”). The deemed conversion of the Bristow Preferred Stock for the purpose of voting is distinct from the Preferred Stock Conversion.
Pursuant to the Voting Agreements, both Solus and SDIC have agreed not to Transfer (as defined in the Voting Agreements) the Subject Shares without the prior written consent of Bristow and Era until the earliest of (i) the Effective Time of the Merger, (ii) the date and time of a valid termination of the Merger Agreement and (iii) any amendment, modification, change or waiver of any provisions of the Merger Agreement made without the prior written consent of Solus or SDIC, as applicable, that meets certain criteria (the “Expiration Time”). Additionally, during the time period between the date of the Voting Agreements and the Expiration Time, both Solus and SDIC have agreed not to, without the prior written consent of Bristow and Era, (a) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares, or (b) take any action that would have the effect of preventing or disabling Solus or SDIC, as applicable, from performing its obligations under the Voting Agreements. Notwithstanding the foregoing, each of Solus and SDIC may, at any time, Transfer the Subject Shares to (1) a respective affiliate, (2) any investment fund or other entity controlled or managed by Solus or SDIC, as applicable, and/or their respective subsidiaries or affiliates or (3) any other third parties; provided, that the applicable transferee shall have executed and delivered a voting agreement substantially identical to the Voting Agreements prior to such transfer. Both Solus and SDIC have agreed that any attempted transfer of the Subject Shares not permitted under the Voting Agreements will be null and void. Under the Voting Agreements, Era has agreed to negotiate and finalize in good faith, and at closing execute and deliver, a registration rights agreement with each of Solus and SDIC within 10 business days after the Closing Date.
The Voting Agreement with Solus is attached hereto as Annex C and the Voting Agreement with SDIC is attached hereto as Annex D.
We Must Meet Several Conditions to Complete the Merger (Page 114)
Our obligations to complete the Merger depend on a number of conditions being met at or prior to the Effective Time. These include:
•	Era stockholders will have voted to approve the issuance of shares of Era Common Stock in connection with the Merger and the Share Increase Proposal;
•	the Era Charter Amendment No. 1 has been duly filed with the Secretary of State of the State of Delaware;
•	the shares of Era Common Stock to be issued pursuant to the Merger have been approved for listing on NYSE, subject to official notice of issuance;
•
the registration statement (of which this joint proxy and consent solicitation statement/prospectus forms a part) has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose will have been threatened or initiated by the SEC that has not been withdrawn;

•
no order by any governmental entity of competent jurisdiction that makes illegal or prohibits the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger has been entered and continues to be in effect, and no law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger, and no action by a governmental entity seeking such an order or law is pending; and

•
the waiting period applicable to the Merger under the HSR Act or any other antitrust laws will have expired or been terminated and there is not any voluntary agreement with any antitrust authority pursuant to which both Era and Bristow have agreed not to consummate the Merger or related transactions for any period of time (the “HSR Condition”).

Each of Bristow and Era must satisfy additional obligations specific to them, which are further detailed in the “Conditions to Completion of the Merger” subsection of “The Merger Agreement” section in this joint proxy and consent solicitation statement/prospectus.
Where the law permits, either of Era or Bristow may choose to waive a condition to its obligation to complete the Merger, even when that condition has not been satisfied. Era and Bristow cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.
We Must Obtain Regulatory Approvals to Complete the Merger (Page 117)
Consummation of the Merger is conditioned upon the receipt of antitrust approval. Under the provisions of the HSR Act, the Merger may not be consummated until filings are made with the Antitrust Division of the DOJ and the FTC and the expiration of, or early termination of, a 30-calendar day waiting period following the filing. Era and Bristow submitted their respective Notification and Report forms pursuant to the HSR Act on February 6, 2020. On March 9, 2020, Era withdrew its Notification and Report form, and on March 11, 2020 Era refiled an updated Notification and Report form, thereby commencing a new 30 day waiting period, which expired on April 10, 2020 without extension or any further action by the US antitrust agencies.
We May Terminate the Merger Agreement (Page 115)
We can mutually agree via written consent at any time to terminate the Merger Agreement without completing the Merger, even if Era has received approval of the Stock Issuance Proposal, the Share Increase Proposal by its stockholders and Bristow has received approval of the Bristow Merger Proposal. Also, either of Era or Bristow can decide, without the consent of the other, to terminate and abandon the Merger Agreement in certain circumstances, including if:
•
the Merger has not been consummated on or before October 23, 2020 (the “Initial End Date” and, as such date as may be extended as described below, the “End Date”); provided, however, that such date may be extended by Era or Bristow to January 23, 2021, if on the Initial End Date, either of (i) the conditions regarding governmental orders (as a result only of antitrust laws) or (ii) the condition regarding the expiration of applicable waiting periods, has not been satisfied but all other conditions have been or are capable of being satisfied, provided further, that the party seeking to terminate will not have breached its obligations under the Merger Agreement in any manner that shall have been a substantially contributing factor to the failure to consummate the Merger on or before such date;

•
any court of competent jurisdiction issues or enters any order, judgment, writ, decree or injunction permanently enjoining or otherwise prohibiting the consummation of the Merger, and such injunction has become final and non-appealable, provided that the party seeking to terminate the Merger Agreement shall have used the efforts required under the Merger Agreement to prevent, remove and oppose such injunction;

•	either of the Era stockholders meeting or Bristow consent solicitation concludes without the requisite approvals by the respective stockholders;
•
either the Era Board (in the case of a termination by Bristow) or the Bristow Board (in the case of a termination by Era) or any committee thereof changes its recommendation to approve the adoption of the Merger Agreement;

•
either party (in the case of a termination by the other party) breaches or fails to perform any of their representations, warranties, covenants or other agreements required under the Merger Agreement, which breach or failure to perform (a) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of the other party’s representations and warranties or the other party’s compliance with its covenants and agreements, and (b) by its nature, cannot be cured prior to the End Date, or if such breach or failure is capable of being cured by the End Date, the other party has not cured such breach or failure within 45 days after receiving written notice from the other party describing such breach or failure in reasonable detail; provided that the other party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would result in a failure of a condition regarding the accuracy of the other party’s compliance with its covenants and agreements under the Merger Agreement; and

•	either party (in the case of a termination by the other party) has knowingly and intentionally engaged in a material breach of its respective “No Solicitation” covenant under the Merger Agreement.
Termination Fee under the Merger Agreement (Page 116)
Whether or not the Merger is completed, Era and Bristow will each pay their own fees and expenses, except that the Merger Agreement provides that Bristow must pay Era a termination fee of $9,000,000 or reimburse expenses up to a limit of $4,000,000 in certain situations. The Merger Agreement also provides that Era must pay Bristow a termination fee of $9,000,000 or reimburse expenses up to a limit of $4,000,000 in certain situations. See the “Termination Fee; Expense Fee” subsection of “The Merger Agreement” section in this joint proxy and consent solicitation statement/prospectus for more details on such circumstances where each such termination fee may apply.

We May Amend or Waive Merger Agreement Provisions (Page 117)
At any time before completion of the Merger, either Era or Bristow may, to the extent legally allowed, waive in writing compliance by the other, any provision contained in the Merger Agreement. However, once Bristow’s stockholders have approved the Bristow Merger Proposal or Era’s stockholders have approved the Merger-Related Proposals, no waiver of any condition may be made that would require further approval by such party’s respective stockholders unless that approval is obtained.
The Rights of Bristow Stockholders Following the Merger Will Be Different (Page 227)
Era and Bristow are each a Delaware corporation subject to the provisions of the DGCL. If the Merger is consummated, Bristow stockholders, whose rights are currently governed by Bristow’s existing charter, bylaws and stockholder agreement and the DGCL, will, if they receive Era Common Stock as consideration to the Merger, become stockholders of Era and their rights will be governed by Era’s charter and bylaws that would become effective upon consummation of the Merger.
Information About the Companies (Page 143)
Era Group Inc.
945 Bunker Hill Rd., Suite 650
Houston, Texas 77024
(713) 369-4700
Era is a Delaware corporation headquartered in Houston, Texas. It is one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S., which is its primary area of operations. Its helicopters are primarily used to transport personnel to, from and between offshore oil and gas production platforms, drilling rigs and other installations. In addition to serving the oil and gas industry, it provides emergency response services and utility services, among other activities. It also leases helicopters and provides related services to third-party helicopter operators. It currently has customers in the U.S., Brazil, Colombia, India, Mexico, Spain and Suriname. Era Common Stock trades on the NYSE under the the ticker symbol “ERA” and after the Merger will be listed on the NYSE under the symbol “VTOL”.
Bristow Group Inc.
3151 Briarpark Drive, Suite 700
Houston, Texas 77042
(713) 267-7600
Bristow is a Delaware corporation headquartered in Houston, Texas. It is the world’s leading industrial aviation services provider offering helicopter transportation, search and rescue (“SAR”) and aircraft support services to government and commercial organizations worldwide. Bristow’s strategically located global fleet supports operations in the North Sea, Nigeria and the U.S. Gulf of Mexico; as well as in most of the other major offshore oil and gas producing regions of the world, including Australia, Brazil, Canada, Guyana and Trinidad. Bristow provides SAR services to the commercial sector worldwide and to the public sector for all of the U.K. on behalf of the Maritime and Coastguard Agency. Bristow also provides regional fixed wing scheduled and charter services in Australia and Nigeria.
Bristow’s operations are conducted through two primary geographical hubs in key areas of business that include four regions: Europe Caspian, Africa, Americas and Asia Pacific.
Ruby Redux Merger Sub, Inc.
945 Bunker Hill Rd., Suite 650
Houston, Texas 77024
(713) 369-4700
Ruby Redux Merger Sub, Inc. is a Delaware corporation and wholly owned subsidiary of Era.
See “Information About the Companies” in this joint proxy and consent solicitation statement/prospectus.
Risk Factors (See Page 33)
You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 33 of this joint proxy and consent solicitation statement/prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA OF ERA
You should read the selected consolidated financial data set forth below in conjunction with Era’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Era Financial Statements and Supplementary Data and related notes each of which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The financial data as of and for the fiscal years ended December 31, 2019, 2018, 2017, 2016, and 2015 is derived from Era’s audited financial statements. See “Where You Can Find More Information”. Era’s historical results may not be indicative of Era’s future performance.
	Years Ended December 31,
	2019	2018	2017	2016	2015
Statements of Operations Data:
Revenues	$226,059	$221,676	$231,321	$247,228	$281,837
Operating income (loss)	(3,278)	28,070	(136,464)	(3,369)	24,294
Net income (loss) attributable to Era Group Inc.	(3,593)	13,922	(28,161)	(7,978)	8,705
Earnings (Loss) Per Common Share:
Basic	$(0.17)	$0.64	$(1.36)	$(0.39)	$0.42
Diluted	$(0.17)	$0.64	$(1.36)	$(0.39)	$0.42
Statement of Cash Flows Data - provided by (used in):
Operating activities	$27,551	$54,354	$20,096	$58,504	$44,456
Investing activities	48,617	22,826	(6,574)	(9,116)	(22,616)
Financing activities	(9,425)	(43,509)	(27,497)	(32,986)	(46,026)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(130)	249	81	(236)	(2,120)
Capital expenditures	(6,558)	(9,216)	(16,770)	(39,200)	(60,050)
Balance Sheet Data (at period end):
Cash and cash equivalents	$117,366	$50,753	$13,583	$26,950	$14,370
Total assets	764,515	764,863	792,097	955,173	1,004,351
Long-term debt, less current portion	141,832	160,217	202,174	230,139	264,479
Total equity	456,742	463,436	445,681	468,417	471,303

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRISTOW
The following table sets forth the selected historical consolidated financial information of Bristow and its consolidated entities that has been derived from Bristow’s (i) audited consolidated financial statements as of and for the years ended March 31, 2019, 2018, 2017, 2016 and 2015 (Predecessor) and (ii) unaudited condensed consolidated financial statements as of and for the period from April 1, 2019 through October 31, 2019 (Predecessor), as of and for the period from November 1, 2019 through December 31, 2019 (Successor) and as of and for the nine months ended December 31, 2018 (Predecessor), each of which is included elsewhere in the this joint proxy and consent solicitation statement/prospectus. All references to “Predecessor” refer to Bristow on and prior to October 31, 2019 and all references to “Successor” refer to the reorganized Bristow on and after November 1, 2019, the first full business day following Bristow’s emergence from the Chapter 11 Cases (as defined herein). See “Business-Bristow’s Business” beginning on page 144.
Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end, and the results of operations for the interim periods presented herein are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying unaudited historical consolidated financial data include all adjustments of a normal recurring nature necessary for a fair statement of Bristow’s consolidated financial position as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor) and its consolidated results of operations and cash flows for the two months ended December 31, 2019 (Successor), seven months ended October 31, 2019 (Predecessor) and nine months ended December 31, 2018 (Predecessor). The selected historical consolidated financial data presented below is not intended to replace Bristow’s historical consolidated financial statements. This summary should be read together with the other information contained in Bristow’s unaudited consolidated financial data included elsewhere in this joint proxy and consent solicitation statement/prospectus, including the sections therein entitled “Management’s Discussion and Analysis of Bristow’s Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto.
	Successor	Predecessor
	Two Months Ended December 31,	Seven Months Ended October 31,	Nine Months Ended December 31,	For the Year Ended March 31,
	2019	2019	2018	2019	2018	2017	2016	2015
	($ in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues	$200,924	$757,223	$1,045,869	$1,369,662	$1,433,975	$1,388,082	$1,702,079	$1,847,609
Total operating expenses	(204,154)	(780,134)	(1,075,994)	(1,446,241)	(1,491,662)	(1,467,515)	(1,670,822)	(1,668,008)
Loss on impairment	—	(62,101)	(117,220)	(117,220)	(91,400)	(16,278)	(55,104)	(7,167)
Loss on disposal of assets	(154)	(3,768)	(18,986)	(27,843)	(17,595)	(14,499)	(30,693)	(35,849)
Earnings (losses) from unconsolidated affiliates, net of losses	1,499	6,589	2,409	4,317	18,699	20,339	13,695	9,289
Operating income (loss)	(1,885)	(82,191)	(163,922)	(217,325)	(147,983)	(89,871)	(40,845)	145,874
Income (loss) before benefit for income taxes	(140,943)	(887,384)	(255,426)	(336,299)	(228,000)	(143,328)	(79,231)	111,473
Net income (loss) attributable to Bristow Group	$(152,512)	$(836,414)	$(261,511)	$(336,847)	$(194,684)	$(169,562)	$(72,442)	$84,300

	Successor	Predecessor
	Two Months Ended December 31,	Seven Months Ended October 31,	Nine Months Ended December 31,	For the Year Ended March 31,
	2019	2019	2018	2019	2018	2017	2016	2015
	($ in thousands, except per share data)
PER SHARE DATA:
Basic	$(14.49)	$(23.29)	$(7.32)	$(9.42)	$(5.52)	$(4.84)	$(2.12)	$2.40
Diluted	$(14.49)	$(23.29)	$(7.32)	$(9.42)	$(5.52)	$(4.84)	$(2.12)	$2.37
Weighted average common shares outstanding:
Basic	11,235,535	35,918,916	35,712,735	35,740,933	35,288,579	35,044,040	34,893,844	35,193,490
Diluted	11,235,535	35,918,916	35,712,735	35,740,933	35,288,579	35,044,040	34,893,844	35,528,605
CONSOLIDATED STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
Operating activities	$(15,263)	$(98,866)	$(68,902)	$(109,437)	$(19,544)	$11,537	$118,231	$250,728
Investing activities	(31,938)	(58,718)	(24,618)	(26,124)	96,916	(116,349)	(316,750)	203,093
Financing activities	(5,629)	227,649	(50,623)	(63,142)	189,028	106,681	189,409	125,799
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and restricted cash	$196,083	$250,526	$231,326	$178,055	$380,223	$96,656	$104,310	$104,146
Total assets	2,076,041	2,118,714	2,737,831	2,652,599	3,170,359	3,118,230	3,266,354	3,233,155
Long-term debt, less current maturities	545,895	549,282	9,174	8,223	11,096	1,150,956	1,071,578	845,692
Noncontrolling interests	(138)	(105)	7,237	7,148	7,253	5,025	10,684	7,256
Total stockholders’ investment	149,855	294,566	883,560	812,367	1,183,501	1,293,666	1,508,352	1,616,272

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined consolidated financial information presents the combination of the historical condensed combined consolidated financial statements of Era and the historical condensed combined consolidated financial statements of Bristow, after giving effect to the Merger and Bristow’s reorganization and emergence from the Chapter 11 Cases pursuant to the Amended Joint Chapter 11 Plan of Reorganization (collectively, the “Transactions”). The Merger is structured as a reverse merger and Bristow was determined to be the accounting acquirer based upon the terms of the Merger and other considerations including that: (i) immediately following completion of the Merger, former Bristow stockholders will own 77% of the outstanding shares of Combined Company Common Stock and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of Combined Company Common Stock and (ii) the board of directors of the Combined Company will initially consist of eight directors, including six Bristow designees. The Merger will be accounted for under the acquisition method of accounting under GAAP. Under the acquisition method of accounting for the purposes of the unaudited pro forma condensed combined consolidated financial information, management of Bristow and Era have determined a preliminary estimated purchase price for Era, as described in Note 5 to the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” included elsewhere in this join proxy and consent solicitation statement/prospectus.
Upon emergence from the Chapter 11 Cases on October 31, 2019, Bristow applied fresh-start accounting. Adopting fresh-start accounting resulted in a new reporting entity for financial reporting purposes. For additional information see Note 3 in Bristow’s “Notes to the Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Pro Forma Information
The unaudited pro forma condensed combined consolidated balance sheet information as of December 31, 2019 gives effect to the Merger as if it had occurred on December 31, 2019 and combines the historical balance sheets of Era and Bristow as of December 31, 2019. The unaudited pro forma condensed combined consolidated statements of operations information is presented as if the Transactions occurred on January 1, 2019, the first business day of Era's 2019 fiscal year, and combines the historical results of operations for Era for the twelve months ended December 31, 2019 and with those of Bristow for the three months ended March 31, 2019 and the nine months ended December 31, 2019.
This selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the more complete “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” included elsewhere in this join proxy and consent solicitation statement/prospectus, as well as Era’s and Bristow’s historical financial statements referenced below:
•
Era’s consolidated historical financial statements and related notes as of and for the year ended December 31, 2019, included in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference in this joint proxy and consent solicitation statement/prospectus; and

•
Bristow’s condensed consolidated historical financial statements and related notes as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor) and for the two months ended December 31, 2019 (Successor), seven months ended October 31, 2019 (Predecessor) and nine months ended December 31, 2018 (Predecessor), each of which is included in this joint proxy and consent solicitation statement/prospectus.

The selected unaudited condensed combined consolidated pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited condensed combined consolidated pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. The following information does not give effect to the proposed Reverse Stock Split.

Selected Unaudited Pro Forma Financial Information
For the twelve months ended December 31, 2019
Pro forma statement of operations data:
Total revenues	$1,503,773
Operating loss	(70,879)
Net loss	(490,308)
Loss per common share:
Basic	$5.15
Diluted	$5.15
As of December 31, 2019
Pro forma balance sheet data:
Cash and cash equivalents	$303,052
Working capital	375,765
Total assets	2,493,964
Long-term debt, less of current maturities	689,983
Total stockholders’ investment	1,057,621

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
Presented below are Era’s and Bristow’s historical and pro forma per share data as of and for the twelve months ended December 31, 2019. Except for Era’s historical information as of and for the twelve months ended December 31, 2019, the information provided in the table below is unaudited. The unaudited pro forma data and equivalent per share information assumes that Bristow will be the accounting acquirer and gives effect to the Transactions (i) as if they had occurred on December 31, 2019, in the case of the book value data, and (ii) as if they had occurred on January 1, 2019, in the case of Loss per common share data. This information should be read together with the historical consolidated financial statements and related notes of Era and Bristow, incorporated by reference or included in this joint proxy and consent solicitation statement/prospectus, as applicable, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Consolidated Financial Information”.
The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. The following information does not give effect to the proposed Reverse Stock Split.
Era historical data:
Book value per share	$22.11
Loss per common share:
Basic	(0.17)
Diluted	(0.17)

Bristow historical data:
Book value per share	$13.35
Loss per common share:
Basic	(50.11)
Diluted	(17.69)

Unaudited pro forma combined data:
Book value per share	$11.16
Loss per common share:
Basic	(5.15)
Diluted	(5.15)

Unaudited pro forma combined equivalent data (i):
Book value per share	$48.51
Loss per common share:
Basic	(22.38)
Diluted	(22.38)
(i)	The unaudited pro forma combined equivalent data was calculated by dividing the unaudited pro forma combined data by 0.23 (the exchange ratio of an Era share for the Combined Company share).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy and consent solicitation statement/prospectus, as well as Era’s other filings with the SEC and Bristow’s other communications with its stockholders, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any results, levels of activity, performance, or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the factors listed below.
In some cases, forward-looking statements can be identified by the use of words such as “may”, “might”, “will”, “would”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “probable”, “potential”, “possible”, “target”, “continue”, “look forward”, or “assume” and words of similar import. Forward- looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only beliefs of Era and Bristow management regarding future results or events, many of which, by their nature, are inherently uncertain and outside of such management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Era and Bristow caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this joint proxy and consent solicitation statement/prospectus, and Era and Bristow undertake no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Era and Bristow are hereby identifying important factors that could affect their financial performance and could cause their actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any forward-looking statements.
Among the factors that could have an impact on their ability to achieve operating results, growth plan goals, and the beliefs expressed or implied in forward-looking statements are:
•
the decrease in the price of and demand for oil that has caused, and may continue to cause, a decrease in the demand for Era’s and Bristow’s services due to the COVID-19 pandemic and the failure of Saudi Arabia and Russia (and OPEC and others) to agree on terms to maintain oil production limits;

•	the risk that the business of Era and Bristow will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected;
•	expected cost synergies and other financial or other benefits of the proposed transaction between Era and Bristow might not be realized within the expected time frames or might be less than projected;
•	revenues following the Merger may be lower than expected;
•	operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;
•	the ability to obtain governmental approvals of the Merger, or the ability to obtain such regulatory approvals in a timely manner;
•	the potential impact of announcement or completion of the Merger on relationships with third parties, including customers, employees, and competitors;
•	business disruption following the Merger, including diversion of management’s attention from ongoing business operations and opportunities;
•	the failure of Era’s stockholders to approve the Merger-Related Proposals;
•	changes in Era’s stock price before the Closing Date, including as a result of the financial performance of Bristow prior to the Closing Date;
•	inflation, interest rate, securities market and monetary fluctuations;
•	credit and interest rate risks associated with Era’s and Bristow’s respective businesses, customer borrowing, repayment, investment and deposit practices;
•	general economic conditions, either internationally, nationally or in the market areas in which Era and Bristow operate or anticipate doing business, may be less favorable than expected;

•	changes in the economic environment, competition or other factors that may influence the anticipated growth of loans and deposits, the quality of the loan portfolio and loan and deposit pricing;
•	changes in the competitive environment among financial holding companies and banks;
•	new regulatory or legal requirements or obligations with which Era and Bristow must comply; and
•	other economic, competitive, governmental, regulatory and technological factors affecting Era’s and Bristow’s operations, products, services and prices.
The foregoing list of important factors may not be all inclusive, and Era and Bristow specifically decline to undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. For a further discussion of these and other risks, uncertainties and other factors applicable to Era and Bristow, see “Risk Factors” in this joint proxy and consent solicitation statement/prospectus and Era’s other filings with the SEC incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on or whether to consent or withhold consent to the proposals presented in this joint proxy and consent solicitation statement/prospectus. You should also consider the other information in, and the other documents incorporated by reference into, this joint proxy and consent solicitation statement/prospectus, including in particular the risk factors associated with Era’s business contained under the heading “Risk Factors” in Era’s Annual Report on Form 10-K for the year ended December 31, 2019. See “Where You Can Find More Information”.
Risks Related to the Merger
Because the market price of Era Common Stock will fluctuate, Bristow stockholders cannot be certain of the market value of the Per Share Merger Consideration they will receive.
Upon completion of the Merger, each holder of Bristow Common Stock, other than holders of dissenting shares, shall be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including any shares issued as a result of the Preferred Stock Conversion, any shares underlying Bristow options or restricted stock units and certain shares of Bristow Common Stock held in reserve), plus the cash value of any fractional shares of Era Common Stock that would otherwise be payable, as described under “The Merger—Terms of the Merger”). Any change in the market price of Era Common Stock prior to completion of the Merger will affect the value of any shares of Era Common Stock Bristow stockholders receive as consideration in the Merger. The market price of Era Common Stock has fluctuated significantly since the signing of the Merger Agreement due to the COVID-19 pandemic and a decrease in oil and natural gas prices since the execution of the Merger Agreement and may continue to fluctuate as a result of a variety of factors, including general market and economic conditions over the past month, changes in Era’s or Bristow’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are outside Era’s or Bristow’s control. Accordingly, at the time of the Bristow Consent Deadline, Bristow stockholders will not know or be able to calculate the market price of Era Common Stock that they will receive upon completion of the Merger.
The Merger Agreement subjects Era and Bristow to restrictions on their business activities during the pendency of the Merger.
The Merger Agreement subjects Era and Bristow to restrictions on their business activities and obligates Era and Bristow to generally operate their businesses in the ordinary course in all material respects during the pendency of the Merger absent Era’s or Bristow’s prior written consent, as applicable. These restrictions could prevent Era and Bristow from pursuing attractive business opportunities or responding effectively to competitive pressures and industry developments that arise prior to the consummation of the Merger or termination of the Merger Agreement and are outside the ordinary course of business. In particular, the Merger Agreement restricts each of Era and Bristow from making certain acquisitions and dispositions without the prior written consent of the other party. If Era or Bristow is unable to take actions it believes are beneficial, such restrictions could have an adverse effect on Era’s and/or Bristow’s business, financial condition and results of operations.
The Merger Agreement contains provisions that limit Era’s and Bristow’s ability to pursue alternatives to the Merger, which could discourage a potential competing acquiror of Era or Bristow from making a favorable alternative transaction proposal and, in specified circumstances, could require Era or Bristow to pay a termination fee.
The Merger Agreement contains certain provisions that restrict Era’s and Bristow’s ability to solicit, initiate, facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, a competing proposal, engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to any person that has made or is, to the knowledge of Era or Bristow, as applicable, considering making a competing proposal, subject to customary exceptions and limitations. In addition, Era and Bristow generally have an opportunity to offer to modify the terms of the Merger Agreement in response to any third-party alternative transaction proposal before the Era Board or Bristow Board may change, qualify, withhold, withdraw or modify its recommendation that Era’s or Bristow’s stockholders, as applicable, approve the Merger. Further, even if the Era Board or the Bristow Board changes, qualifies, withholds, withdraws or modifies its recommendation, unless the Merger Agreement is terminated in accordance with its terms, Era or Bristow, as applicable, will still be required to submit the merger proposal to the vote of its stockholders. Upon termination of the Merger Agreement in certain circumstances relating to changes in the recommendation of the Era Board or Bristow Board in favor of the Merger or entry by Era or Bristow into an alternative transaction within 12 months of termination of the Merger Agreement, Era or Bristow will be required to pay a termination fee of $9.0 million, as applicable.
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Era or Bristow or pursuing an alternative transaction with Era or Bristow from considering or proposing such a transaction or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Era or Bristow than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.
If the Merger is not completed, the resulting failure of the Merger could have a material adverse impact on Era’s and Bristow’s financial condition, stock price, results of operations, assets or business.
Combining Era and Bristow may be more difficult, costly or time-consuming than currently expected, and Era and Bristow may fail to realize the anticipated benefits and cost savings of the Merger.
Era and Bristow have operated and, until the completion of the Merger, will continue to operate, independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on Era’s and Bristow’s ability to successfully combine and integrate their businesses in a manner that does not materially disrupt existing customer relationships or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Era’s and/or Bristow’s ability to maintain relationships with customers and employees. The success of the Combined Company following the Merger may depend, in part, on the ability of Era and Bristow to integrate their two businesses, business models and cultures. If Era and Bristow experience difficulties in the integration process, including those listed above, they may fail to realize the anticipated benefits of the Merger in a timely manner or at all. The Combined Company’s business or results of operations or the value of its common stock may be materially and adversely affected as a result.
Era and Bristow also expect to incur material one-time costs to achieve synergies and may fail to realize such estimated synergies. While Era and Bristow believe these synergies are achievable, their ability to achieve such estimated synergies in the amounts and time frame expected is subject to various assumptions by their management teams based on expectations that are subject to a number of risks, which may or may not be realized, the incurrence of other costs in Era and Bristow’s operations that may offset all or a portion of such synergies and other factors outside their control. As a consequence, Era and Bristow may not be able to realize all of these synergies within the time frame expected or at all. Era and Bristow may incur additional and/or unexpected costs to realize these synergies. In addition, if Era and Bristow fail to achieve the anticipated cost benefits in a timely manner, Era and Bristow may be unable realize all the anticipated synergies. Failure to achieve the expected synergies could significantly reduce the expected benefits associated with the Merger and adversely affect the Combined Company’s business, financial condition and results of operations.
The completion of the Merger is subject to several conditions. There can be no assurances when or if the Merger will be completed.
While Era and Bristow expect to complete the Merger in the middle of 2020, there can be no assurances as to the exact timing of completion of the Merger, or that the Merger will be completed at all. The completion of the Merger is subject to numerous conditions, including, among others, (i) receipt of requisite approvals of Era’s and Bristow’s stockholders and the filing of the Era Charter Amendment No. 1, (ii) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other antitrust laws, and there not being in effect any voluntary agreement with any antitrust authority under which Era and Bristow have agreed not to consummate the Merger, (iii) the absence of any governmental order or law prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement for the shares of Era Common Stock to be issued in the Merger and the authorization for listing of those shares on the NYSE, (v) the accuracy of the other party’s representations and warranties, subject to customary materiality standards, (vi) compliance of the other party with its respective covenants under the Merger Agreement in all material respects, and (vii) other customary closing conditions.
If such conditions are not satisfied, the Merger will not be consummated unless such conditions are validly waived. Such conditions may jeopardize or delay consummation of the Merger or may reduce the anticipated benefits of the Merger. Further, no assurance can be given that the required approvals will be obtained or that the conditions to closing will be satisfied. Even if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals or that they will satisfy the terms of the Merger Agreement. If the Merger is not consummated by October 23, 2020 (as may be extended to a date no later than January 23, 2021 upon satisfaction of certain conditions to extension set forth in the Merger Agreement), either Era or Bristow may terminate the Merger Agreement.
The Merger is subject to the requirements of the HSR Act, and regulatory authorities may impose conditions that could have an adverse effect on Era, Bristow and/or the Combined Company or that could delay, prevent or increase the costs associated with completion of the Merger.
The Merger may not be consummated until notifications under the HSR Act are submitted to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and the required waiting period has expired or been terminated. Era and Bristow submitted their respective Notification and Report forms under the HSR Act on February 6, 2020. On March 9, 2020, Era withdrew its Notification and Report form, and on March 11, 2020, Era refiled an updated Notification and Report form, thereby commencing a new thirty day waiting period, which expired on April 10, 2020 without any extension or further action by the U.S. antitrust agencies.
In addition, private parties who may be adversely affected by the Merger and individual states may bring legal action under the antitrust laws in certain circumstances. Although Bristow and Era believe the consummation of the Merger will not likely be prohibited under the antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made and, if a challenge is made, what the result will be. Under the Merger Agreement, Era and Bristow have agreed to use their reasonable best efforts to avoid or eliminate each and every impediment to consummation of the transaction under any applicable law that may be asserted by any governmental entity and to obtain all regulatory clearances or observe all regulatory review periods necessary to consummate the Merger and the transactions contemplated by the Merger Agreement as soon as commercially practicable so as to enable the closing to occur as soon as reasonably possible (and in any event, not later than the End Date).
In addition, in order to consummate the Merger, Era and Bristow may be required to comply with conditions, terms, obligations or restrictions imposed by governmental entities under any antitrust law, including divestitures, and such conditions, terms, obligations or restrictions may have the effect of delaying consummation of the Merger, imposing additional material costs on or materially limiting the revenue of the Combined Company after the consummation of the Merger, or otherwise reducing the anticipated benefits to the Combined Company of the Merger. Such conditions, terms, obligations or restrictions may result in the delay or abandonment of the Merger. Notwithstanding any of the foregoing, Era and Bristow will not be obligated to negotiate, commit to or effect any action that would result in the sale, divestiture, disposal, holding separate, or other disposition of assets, contracts, businesses or product lines of Era and Bristow, or their respective subsidiaries generating, in the aggregate, Revenues (as defined below) in an aggregate amount in excess of $10.0 million. “Revenues” as used in the immediately preceding sentence means, with respect to any asset, contract, business or product line, gross revenues associated therewith for the twelve months ended December 31, 2019.
The market price of Era Common Stock after the Merger may be affected by factors different from those currently affecting Era Common Stock.
The businesses of Era and Bristow differ in some respects and, accordingly, the results of operations of the Combined Company and the market price of Era Common Stock after the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Era or Bristow, particularly given the relative sizes of Bristow and Era. For a discussion of the business of Era and of certain factors to consider in connection with the business of Era, see the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus and referred to under “Where You Can Find More Information,” including in particular the section titled “Risk Factors” in Era’s Annual Report on Form 10-K for the year ended December 31, 2019. For a discussion of Bristow’s business and of certain factors to consider in connection with the business of Bristow, see the information in this “Risk Factors” section, and “Information about the Companies—Bristow,” “Management's Discussion and Ananlsyis of Bristow's Financial Condition and Results of Operations” and Bristow's audited and unaudited financial statements, each of which is included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Certain of the Bristow and Era directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of stockholders of Bristow and Era generally.
Bristow’s stockholders and Era’s stockholders should be aware that certain of Bristow’s and Era’s directors and executive officers may have interests in the Merger and have arrangements that are different from, or are in addition to, those of Bristow’s stockholders and Era’s stockholders generally. These interests and arrangements may create potential conflicts of interest. The Bristow Board and the Era Board were aware of these interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement, and in recommending that, as applicable, (i) holders of Era Common Stock vote in favor of the Merger-Related Proposals and (ii) holders of Bristow Common Stock and Bristow Preferred Stock consent to the approval of the Bristow Merger Proposal.
For a more complete description of these interests, see “The Merger—Interests of Certain Persons in the Merger”.
If the Merger is not completed, Era and Bristow will have incurred substantial expenses without realizing the expected benefits of the Merger.
Each of Era and Bristow has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy and consent solicitation statement/prospectus and all filing and other fees paid in connection with the Merger. If the Merger is not completed, Era and Bristow would have to recognize these expenses without realizing the expected benefits of the Merger.
Era stockholders and Bristow stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.
Holders of Era Common Stock currently have the right to vote on matters affecting Era, and holders of Bristow Common Stock and Bristow Preferred Stock currently have the right to vote on matters affecting Bristow. Upon the completion of the Merger, each Bristow stockholder who receives shares of Era Common Stock will become a stockholder of the Combined Company with a percentage ownership of the Combined Company with respect to such shares that is smaller than the stockholder’s current percentage ownership of Bristow. In addition, each Era stockholder’s percentage ownership of the Combined Company will be smaller than such stockholder’s current percentage ownership of Era. Immediately following the completion of the Merger former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of the Combined Company Common Stock. Because of this, Era and Bristow stockholders will have less influence on the management and policies of the Combined Company than they now have on the management and policies of Era and Bristow, respectively.
The opinions of Era’s financial advisor and of Bristow’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.
Era and Bristow have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy and consent solicitation statement/prospectus. The opinions of Era’s and Bristow’s financial advisors were each based on certain facts and assumptions regarding the operations and prospects of Era and Bristow, general market and economic conditions and other factors as of the dates of such opinions. Changes in the operations and prospects of Era or Bristow, general market and economic conditions and other factors that may be beyond the control of Era or Bristow may significantly alter the value of Era or Bristow, the prices of the shares of Era Common Stock by the time the Merger is completed or the future price at which Era Common Stock trades. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. Because Era and Bristow do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the Aggregate Merger Consideration from a financial point of view at the time an Era stockholder or Bristow stockholder votes or consents, as applicable, or at the time the Merger is completed. However, the Era Board’s recommendation that Era stockholders vote “FOR” the Stock Issuance Proposal, and the Bristow Board’s recommendation that holders of Bristow Common Stock and Bristow Preferred Stock “CONSENT” to the Bristow Merger Proposal, are made as of the date of this joint proxy and consent solicitation statement/prospectus. For descriptions of the opinions that Era and Bristow received from their respective financial advisors, please refer to “The Merger—Opinion of Era’s Financial Advisor.”
The unaudited pro forma condensed combined financial information included in this joint proxy and consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations of the Combined Company after the Merger may differ materially.
The unaudited pro forma financial information included in this joint proxy and consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial position or results of operations would have been had the Merger and Bristow’s emergence from the Chapter 11 Cases been completed on the date(s) indicated. The preparation of the unaudited pro forma financial information is based upon available information and certain assumptions and estimates that Era and Bristow currently believe are reasonable. For instance, the unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Era’s net assets, as Bristow is considered to be the accounting acquirer in the Merger. The purchase price allocation reflected in this joint proxy and consent solicitation statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Era as of the date of the completion of the Merger. In addition, following the completion of the Merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy and consent solicitation statement/prospectus. The unaudited pro forma financial information also does not consider any potential impacts of current market conditions, including the impact of the COVID-19 pandemic and the recent decrease in oil prices, on revenues, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information”.
The shares of Era Common Stock that Bristow stockholders will receive as a result of the Merger will have different rights from shares of Bristow Common Stock and Bristow Preferred Stock.
The rights associated with Bristow Common Stock and Bristow Preferred Stock are different from the rights associated with Era Common Stock. For a discussion of the different rights associated with Era Common Stock, see “Comparison of Stockholder Rights”.
Era expects to assume substantial additional indebtedness in connection with the Merger and may not be able to meet its substantial debt service requirements.
As of December 31, 2019, Era’s indebtedness consisted of $144.1 million aggregate principal amount of its 7.750% senior unsecured notes due 2022 and $18.3 million of aggregate indebtedness outstanding under two promissory notes. In addition, as of that date, Era had the ability to borrow up to $124.3 million under its revolving credit facility. Era intends to assume substantial additional indebtedness in connection with the Merger.
Upon the completion of the Merger, the Combined Company is expected to have an aggregate of $730 million of indebtedness, including $144 million aggregate principal amount of Era’s Senior Unsecured Notes, as well as a number of Bristow’s and its subsidiaries’ debt facilities that will remain in place after the Merger that are described under “Management's Discussion and Analysis of Bristow’s Financial Condition and Results of Operations” and Bristow’s audited and unaudited financial statements, elsewhere in this joint proxy and consent solicitation statement/prospectus.
Bristow has repaid a portion of its 2019 Term Loan with the proceeds from Bristow’s H225 sale, and prior to the completion of the Merger, Bristow expects to repay the remaining portion of its 2019 Term Loan in full with cash on hand. Additionally, Era’s $125 million Senior Secured Revolver will be terminated as a result of the

Merger. Following the Merger, the Combined Company is expected to have access to Bristow’s ABL Facility (as defined herein), which is expected to be increased from $75 million to $112.5 million. We cannot assure you that the Combined Company will have access to such ABL Facility or that such ABL Facility will be increased.
If the Combined Company is unable to generate sufficient funds to meet its obligations or the debt assumed by the Combined Company in connection with the Merger otherwise becomes due and payable, whether as a result of the COVID-19 pandemic or otherwise, the Combined Company may be required to refinance, restructure, or otherwise amend some or all of such obligations, sell assets, or raise additional cash through the sale of its equity. Era and Bristow cannot make any assurances that they would be able to obtain such refinancing on terms as favorable as its current anticipated financing or that such restructuring activities, sales of assets, or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.
Bristow and Era may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Era’s and Bristow’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Era’s and Bristow’s respective business, financial position and results of operations.
Risks Related to the Proposed Reverse Stock Split
The proposed Reverse Stock Split may not increase the Combined Company’s stock price over the long-term.
The principal purpose of the proposed Reverse Stock Split, if effected, would be to increase the per-share market price of Era Common Stock. While it is expected that the reduction in the number of outstanding shares of Era Common Stock resulting from the Reverse Stock Split would proportionally increase the market price of Era Common Stock, it cannot be assured that the Reverse Stock Split will increase the market price of Era Common Stock by a multiple of the Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of Era Common Stock, which is dependent upon many factors, including the Combined Company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the Combined Company might meet the continued listing requirements for the NYSE or other national securities exchanges initially, there is no assurance that it would continue to do so.
The proposed Reverse Stock Split may decrease the liquidity of the Combined Company common stock.
Although the Era Board believes that the anticipated increase in the market price of the Combined Company’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Era Common Stock.
The proposed Reverse Stock Split may lead to a decrease in the Combined Company’s overall market capitalization.
Should the market price of the Combined Company’s common stock decline after the proposed Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the Combined Company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Stock Split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Era Common Stock will remain the same after the proposed Reverse Stock Split is effected, or that the proposed Reverse Stock Split will not have an adverse effect on the stock price of Era Common Stock due to the reduced number of shares outstanding after the proposed Reverse Stock Split.

Risks Related to Era and Bristow
Risk factors set forth in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, are filed with the SEC and are incorporated by reference into this joint proxy and consent solicitation statement/prospectus.
The coronavirus (COVID-19) pandemic and supply decisions by Saudi Arabia and Russia have resulted in a decrease in the price of and demand for oil, which has caused, and may continue to cause, a decrease in the demand for Era’s and Bristow’s services.
Beginning in February 2020, oil prices have experienced record declines and are currently at record low levels in response to dramatic supply and demand uncertainty caused by (i) the coronavirus pandemic that began in early 2020, caused by coronavirus disease COVID-19 (“COVID-19”), which has significantly reduced global and national economic activity, resulting in a significant decline in the price of and demand for oil and (ii) supply decisions principally by Russia and Saudi Arabia resulting in failure to agree on terms to maintain production limits and the ensuing influx of additional oil to an already oversupplied market. On January 23, 2020, the date the Merger Agreement was executed, Brent crude oil prices closed at a price of $62.04 per barrel. As of April 20, 2020, the NYMEX WTI oil futures price for May 2020 was -$37.63 per barrel. To the extent that the outbreak of COVID-19 continues to negatively impact demand and OPEC members and other oil exporting nations fail to implement production cuts or other actions that are sufficient to support and stabilize commodity prices, we expect there to be excess supply of oil and natural gas for a sustained period. This excess supply could, in turn, result in transportation and storage capacity constraints in the United States, or even the elimination of available storage. As a result, we cannot anticipate whether or when oil prices will return to normalized levels, and oil prices could remain at current levels or decline further for an extended period of time.
Each of Era and Bristow provide services, the demand for which is highly correlated to the price of oil and natural gas, as such prices drive capital spending decisions by both major and independent oil and gas exploration, development and production companies. As a result of the decrease in the price of oil, each of Era and Bristow may see customers demand for their services decrease, and if the price of oil remains low or decreases below its current averages, demand for each company’s or the Combined Company’s services could further decrease and the decrease could be significant.
In addition, the pandemic may affect the health of Era’s and Bristow’s workforce, and international, national and local government interventions enacted to reduce the spread of COVID-19 may render Era’s and Bristow’s employees unable to work or travel. Although Era’s and Bristow’s workforce is largely considered to be “essential” under guidance issued by the U.S. Cybersecurity and Infrastructure Security Agency, if the COVID-19 pandemic were to impact a location where Era or Bristow (or any of their key suppliers) have a high concentration of business and resources, their local workforces could be affected by the outbreak, which could also significantly disrupt their operations and decrease their ability to provide helicopter services and equipment to their customers. For instance, if an outbreak occurs among Era’s or Bristow’s pilots, technicians or other employees who must be present at operating bases, it is highly unlikely that either company, before the Merger, or the Combined Company after the Merger, will be able to find replacements while the affected employees are out.
The duration and severity of the business disruption and related financial impact from the COVID-19 pandemic cannot be reasonably estimated at this time. If the impact of the COVID-19 pandemic continues for an extended period of time, it could materially adversely affect the demand for their helicopter services and equipment or their ability to provides services, either of which could have a material adverse effect on each company’s business.
Risks Related to Bristow
The demand for Bristow’s services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.
Bristow provides helicopter and fixed wing services to companies engaged in offshore oil and gas exploration, development and production activities. As a result, demand for Bristow’s services, as well as Bristow’s revenue and Bristow’s profitability, are substantially dependent on the worldwide levels of activity in offshore oil and gas exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and natural gas prices, as well as the capital expenditure budgets of offshore energy companies and shifts in technology for energy exploration, development and production. The increase in U.S.

onshore production in recent years resulting from onshore hydraulic fracturing activity and shale development has had a negative impact on the price of oil and the demand for Bristow’s services. Bristow cannot predict future exploration, development and production activity or oil and gas price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond Bristow’s control, such as:
•	the supply of and demand for oil and gas and market expectations for such supply and demand;
•	actions of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil producing countries to control prices or change production levels;
•	increased supply of oil and gas resulting from onshore hydraulic fracturing activity and shale development;
•	general economic conditions, both worldwide and in particular regions;
•	governmental regulation;
•	the price and availability of alternative fuels;
•	weather conditions, including the impact of hurricanes and other weather-related phenomena;
•	advances in exploration, development and production technology;
•	the policies of various governments regarding exploration and development of their oil and gas reserves; and
•
the worldwide political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Nigeria or other geographic areas, or further acts of terrorism in the U.K., U.S. or elsewhere.

Additionally, an increase in onshore fracking, which generally does not require use of Bristow’s services, could have an adverse effect on Bristow’s operations. If onshore fracking were to meaningfully increase globally, and if it were to drive a meaningful increase in the supply of hydrocarbons without an increase in global demand, it could potentially adversely impact oil and natural gas prices and the level of activity in Bristow’s offshore oil and gas markets and the demand for Bristow’s industrial aviation services.
Bristow’s industry is highly competitive and cyclical, with intense price competition.
The helicopter and fixed wing businesses are highly competitive throughout the world. Chartering of such aircraft is often done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in Bristow’s industry include price, quality of service, operational experience, record of safety, quality and type of equipment, client relationship and professional reputation.
Bristow’s industry has historically been cyclical and is affected by the volatility of oil and gas price levels. There have been periods of high demand for Bristow’s services, followed by periods of low demand for Bristow’s services. Changes in commodity prices can have a significant effect on demand for Bristow’s services, and periods of low activity intensify price competition in the industry and often result in Bristow’s aircraft being idle for long periods of time.
Bristow has several significant competitors in the North Sea, Nigeria, the U.S. Gulf of Mexico, Australia, Canada and Brazil, and a number of smaller local competitors in other markets. Certain of Bristow’s customers have the capability to perform their own air transportation operations or give business to Bristow’s competitors should they elect to do so, which has a limiting effect on Bristow’s rates.
As a result of significant competition, Bristow must continue to provide safe and efficient service and Bristow must continue to evolve Bristow’s technology or Bristow will lose market share, which could have a material adverse effect on Bristow’s business, financial condition and results of operations due to the loss of a significant number of Bristow’s customers or termination of a significant number of Bristow’s contracts.
Bristow depends on a small number of large offshore energy industry customers for a significant portion of Bristow’s revenue.
Bristow derives a significant amount of its revenue from a small number of offshore energy companies. Bristow’s loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on Bristow’s business, financial condition and results of operations. See “Information about Bristow—Bristow’s Business” beginning on page 144.
Bristow’s contracts often can be terminated or downsized by Bristow’s customers without penalty.
Many of Bristow’s fixed-term contracts contain provisions permitting early termination by the client at their convenience, generally without penalty, and with limited notice requirements. In addition, many of Bristow’s contracts permit Bristow’s customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on the strength of Bristow’s client contracts or the terms of those contracts.
Bristow’s U.K. SAR contract can be terminated and is subject to certain other rights of the DfT.
Bristow’s U.K. SAR contract allows the U.K. Department for Transport (“DfT”) to cancel the contract for any reason upon notice and payment of a specified cancellation fee based on the number of bases reduced as a result of the exercise and the timing of the exercise. Prior to any cancellation or termination of the contract, the DfT may also invite tenders to award a contract for the SAR services Bristow provides to a replacement contractor. Additionally, the U.K. SAR contract grants the DfT the option to require it to transfer to the DfT, at termination or expiration, either the lease or the ownership of some or all of the helicopters that service the U.K. SAR contract. The DfT may alternatively require that Bristow or the owner, as the case may be, transfer the lease or ownership of the helicopters to any replacement service provider. If the DfT wishes to transfer ownership it must pay a specified option exercise fee based on the value of the helicopters. If the DfT wishes to transfer the lease it does not have to pay an option exercise fee. Bristow currently leases a significant number of the aircraft that service the U.K. SAR contract. Although Bristow is entitled to some compensation for termination or early expiration if Bristow is not at fault, termination or early expiration of the U.K. SAR contract would result in a significant loss of expected revenue. Additionally, Bristow does not have the right to transfer the ground facilities supporting the U.K. SAR contract to the replacement service provider. If alternative long-term uses were not identified for these facilities, Bristow could incur recurring fixed expenses for these recently acquired, non-revenue producing assets if Bristow was unable to sell them to a replacement contractor or other party in the event the U.K. SAR contract is terminated.
Bristow’s customers may shift risk to us.
Bristow gives to and receives from its customers indemnities relating to damages caused or sustained by it in connection with Bristow’s operations. Bristow’s customers’ changing views on risk allocation together with deteriorating market conditions could force it to accept greater risk to win new business, retain renewing business or could result in it losing business if Bristow is not prepared to take such risks. To the extent that Bristow accepts such additional risk, and seek to insure against it, if possible, Bristow’s insurance premiums could rise. If Bristow cannot insure against such risks or otherwise choose not to do so, Bristow could be exposed to catastrophic losses in the event such risks are realized.
Bristow may not be able to obtain client contracts with acceptable terms covering some of Bristow’s new helicopters, and some of Bristow’s new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of Bristow’s existing fleet.
Any new helicopters Bristow orders may not be covered by client contracts when they are delivered to us, and Bristow cannot assure you as to when it will be able to utilize these new helicopters or on what terms. To the extent Bristow’s helicopters are covered by a client contract when they are delivered to us, some of these contracts may be for a short term, requiring it to seek renewals more frequently. Alternatively, Bristow expects that some of its customers may request new helicopters in lieu of Bristow’s existing helicopters, which could adversely affect the utilization of Bristow’s existing fleet.
Reductions in spending on industrial aviation services by government agencies could lead to modifications of SAR contract terms or delays in receiving payments, which could adversely impact Bristow’s business, financial condition and results of operations.
Any reductions in the budgets of government agencies for spending on industrial aviation services, implementation of cost saving measures by government agencies, including the DfT, imposed modifications of contract terms or delays in collecting receivables owed to it by Bristow’s government agency customers could have an adverse effect on Bristow’s business, financial condition and results of operations.

In addition, there are inherent risks in contracting with government agencies. Applicable laws and regulations in the countries in which Bristow operates may enable Bristow’s government agency customers to (i) terminate contracts for convenience, (ii) reduce, modify or cancel contracts or subcontracts if requirements or budgetary constraints change, or (iii) terminate contracts or adjust their terms.
Bristow’s fixed operating expenses and long-term contracts with customers could adversely affect Bristow’s business under certain circumstances.
Bristow’s profitability is directly related to demand for its services. Because of the significant expenses related to aircraft financing and leasing, crew wages and benefits, and insurance and maintenance programs, a substantial portion of Bristow’s operating expenses are fixed and must be paid even when aircraft are not actively servicing customers and thereby generating revenue. A decrease in Bristow’s revenue could therefore result in a disproportionate decrease in its earnings, as a substantial portion of Bristow’s operating expense would remain unchanged. Similarly, the discontinuation of any rebates, discounts or preferential financing terms offered to Bristow by manufacturers, lenders or lessors could have the effect of increasing Bristow’s related expenses, and without a corresponding increase in Bristow’s revenue, could negatively impact its results of operations.
Certain of Bristow’s long-term aircraft services contracts contain price escalation terms and conditions. Although supplier costs, fuel costs, labor costs, insurance costs, and other cost increases are typically passed through to Bristow’s customers through rate increases where possible, these escalations may not be sufficient to enable Bristow to recoup increased costs in full and Bristow may not be able to realize the full benefit of contract price escalations during a market downturn. There can be no assurance that Bristow will be able to estimate costs accurately or recover increased costs by passing these costs on to Bristow’s customers. Bristow may not be successful in identifying or securing cost escalations for other costs that may escalate during the applicable client contract term. In the event that Bristow is unable to fully recover material costs that escalate during the terms of its client contracts, the profitability of Bristow’s client contracts and its business, financial condition and results of operations could be materially and negatively affected.
Additionally, cost increases related to Bristow’s airline scheduled service cannot be passed on to previously purchased air passenger tickets but may be passed on partially or wholly to future purchased tickets if the rates remain competitive to other competing airlines.
Brexit could adversely affect Bristow.
In Europe, political uncertainty has created financial, legal and economic uncertainty, most recently as a result of Brexit. The United Kingdom formally exited the European Union on January 31, 2020, and is now in a transition period through December 31, 2020, with an option to extend an additional one to two years. Although the United Kingdom will remain in the European Union single market and customs union during the transition period, the long-term nature of the United Kingdom’s relationship with the European Union is unclear and there is considerable uncertainty as to when or if any agreement will be reached and implemented. The economic consequences of Brexit, including the possible repeal of open-skies agreements, could have a material adverse effect on Bristow’s business. Further, many of the structural issues facing the E.U. following the global financial crisis of 2008 and Brexit remain, and problems could resurface that could affect market conditions, and, possibly, Bristow’s business, financial results and liquidity, particularly if they lead to the exit of one or more countries from the European Monetary Union (the “EMU”) or the exit of additional countries from the E.U. If one or more countries exited the EMU, there would be significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and it would likely lead to complex and lengthy disputes and litigation. Additionally, it is possible that political events in Europe could lead to the complete dissolution of the EMU or E.U. The partial or full breakup of the EMU or E.U. would be unprecedented and its impact highly uncertain, including with respect to Bristow’s business.
Changes in the method of determining the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with an alternative reference rate, may adversely affect interest rates.
It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR’s regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or whether different benchmark rates used to price indebtedness will develop. Borrowings under Bristow’s current and future indebtedness may bear interest at rates tied to LIBOR. In the future, Bristow may need to renegotiate Bristow’s existing indebtedness or incur other indebtedness, and the phase-out of LIBOR may negatively impact the terms of such indebtedness. In addition, the overall financial market may be disrupted as a result of the phase-out or replacement of LIBOR. Disruption in the financial market could have a material adverse effect on Bristow’s financial position, results of operations, and liquidity.
Bristow operates in many international areas through entities that Bristow does not control and are subject to government regulation that limits foreign ownership of aircraft companies in favor of domestic ownership.
Bristow conducts many of its international operations through entities in which it has a noncontrolling investment or through strategic alliances with foreign partners. For example, Bristow has acquired interests in, or in some cases have lease and service agreements with, entities that operate aircraft in Brazil, Canada and Egypt. Bristow provides engineering and administrative support to certain of these entities. Bristow derives significant amounts of lease revenue, service revenue, equity earnings and dividend income from these entities. In fiscal years 2019, 2018 and 2017, Bristow received approximately $48.4 million, $56.1 million and $59.1 million, respectively, of revenue from the provision of aircraft and other services to unconsolidated affiliates. As a result of not owning a majority interest or maintaining voting control of Bristow’s unconsolidated affiliates, Bristow does not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from Bristow’s and may cause such entities to take actions that are not in Bristow’s best interest. If Bristow is unable to maintain Bristow’s relationships with Bristow’s partners in these entities, Bristow could lose Bristow’s ability to operate in these areas, potentially resulting in a material adverse effect on Bristow’s business, financial condition and results of operations. Additionally, an operational incident involving one of the entities over which Bristow does not have operational control may nevertheless cause Bristow reputational harm.
Bristow is subject to governmental regulation that limits foreign ownership of aircraft companies in favor of domestic ownership. Based on regulations in various markets in which it operates, Bristow’s aircraft may be subject to deregistration and Bristow may lose its ability to operate within these countries if certain levels of local ownership are not maintained. Deregistration of Bristow’s aircraft for any reason, including foreign ownership in excess of permitted levels, could have a material adverse effect on Bristow’s ability to conduct operations within these markets. Bristow cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations or applications thereof that could restrict or prohibit Bristow’s ability to operate in certain regions. Any such restriction or prohibition on Bristow’s ability to operate may have a material adverse effect on Bristow’s business, financial condition and results of operations. See “Information about Bristow—Bristow’s Business” beginning on page 144.
Bristow’s operations involve a degree of inherent risk that may not be covered by Bristow’s insurance and may increase Bristow’s operating costs.
The operation of helicopters and fixed wing aircraft inherently involves a degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, facility fires and spare parts damage, pandemic outbreaks, crashes and collisions are inherent in Bristow’s business and may result in personal injury, loss of life, damage to property and equipment, suspension or reduction of operations, reduced number of flight hours and the grounding of such aircraft or insufficient ground facilities or spare parts to support operations. In addition to any loss of property or life, Bristow’s revenue, profitability and margins could be materially affected by an accident or asset damage.
Bristow, or third parties operating Bristow’s aircraft, may experience accidents or damage to Bristow’s assets in the future. These risks could endanger the safety of both Bristow’s own and Bristow’s customers’ personnel, equipment, cargo and other property, as well as the environment. If any of these events were to occur with equipment or other assets that Bristow needs to operate or lease to third parties, Bristow could experience loss of revenue, termination of charter contracts, higher insurance rates, and damage to Bristow’s reputation and client relationships. In addition, to the extent an accident occurs with aircraft Bristow operates or to assets supporting operations, Bristow could be held liable for resulting damages. Even where losses or liability for damages is covered by insurance, Bristow may incur deductibles and additional insurance premiums. The lack of sufficient insurance for an incident or accident could have a material adverse effect on Bristow’s operations and financial condition.

Certain models of aircraft that Bristow operates have also experienced accidents while operated by third parties. On April 29, 2016, an incident occurred with an Airbus Helicopters EC225LP (also known as an “H225”) model helicopter operated by another helicopter company, which resulted in the loss of life for eleven passengers and two crew members in Norway. This incident resulted in the civil aviation authorities in the U.K. and Norway issuing safety directives that required the operators to suspend commercial operations of the affected aircraft pending determination of the root cause. Although the civil aviation authorities have since issued a safety directive providing for return to service, Bristow’s H225 fleet of 16 aircraft remains grounded globally as a result of this incident and are not expected to return to service. If other operators experience accidents with aircraft models that Bristow operates or leases, obligating Bristow to take such aircraft out of service until the cause of the accident is rectified, Bristow could lose revenue and customers. In addition, safety issues experienced by a particular model of aircraft could result in customers refusing to use that particular aircraft model or a regulatory body grounding that particular aircraft model. The value of the aircraft model might also be permanently reduced in the market if the model were to be considered less desirable for future service and the inventory for such aircraft may be impaired.
Bristow attempts to protect itself against financial losses and damage by carrying insurance, including hull and liability, general liability, workers’ compensation, and property and casualty insurance. Bristow’s insurance coverage is subject to deductibles and maximum coverage amounts, and Bristow does not carry insurance against all types of losses, including business interruption. Bristow cannot assure you that Bristow’s existing coverage will be sufficient to protect against all losses, that Bristow will be able to maintain Bristow’s existing coverage in the future or that the premiums will not increase substantially. In addition, future terrorist activity, risks of war, accidents or other events could increase Bristow’s insurance premiums. The loss of Bristow’s liability insurance coverage, inadequate coverage from Bristow’s liability insurance or substantial increases in future premiums could have a material adverse effect on Bristow’s business, financial condition and results of operations.
Failure to maintain standards of acceptable safety performance may have an adverse impact on Bristow’s ability to attract and retain customers and could adversely impact Bristow’s reputation, operations and financial performance.
Bristow’s customers consider safety and reliability as two of the primary attributes when selecting a provider of air transportation services. If Bristow fails to maintain standards of safety and reliability that are satisfactory to Bristow’s customers, Bristow’s ability to retain current customers and attract new customers may be adversely affected. Accidents or disasters could impact client or passenger confidence in a particular fleet type, Bristow or the air transportation services industry as a whole and could lead to a reduction in client contracts, particularly if such accidents or disasters were due to a safety fault in a type of aircraft used in Bristow’s fleet. In addition, the loss of aircraft as a result of accidents could cause significant adverse publicity and the interruption of air services to Bristow’s customers, which could adversely impact Bristow’s reputation, operations and financial results. Bristow’s aircraft have been involved in accidents in the past, some of which have included loss of life and property damage. Bristow may experience similar accidents in the future.
Bristow’s diversification efforts into other industrial aviation services such as fixed wing, SAR, and unmanned aerial vehicle services may prove unsuccessful.
Bristow’s business has traditionally been significantly dependent upon the level of offshore oil and gas exploration, development and production activity. Although Bristow has diversified with the award for the provision of SAR services in the U.K. and investment in Airnorth, the effect of the downturn in the oil and gas industry has nevertheless negatively impacted Bristow’s financial results and could continue to negatively impact Bristow’s financial results in future periods. While diversification into other industrial aviation services is intended over the long term to grow the business and offset the cyclical nature of the underlying oil and gas business, Bristow cannot be certain that diversification benefits associated with those lines of business will be realized at any point.
Bristow’s operations in certain regions of the world are subject to additional risks.
Operations in certain regions are subject to various risks inherent in conducting business in international locations, including:
•	political, social and economic instability, including risks of war, general strikes and civil disturbances;

•	physical and economic retribution directed at U.S. and foreign companies and personnel;
•	governmental actions that restrict payments or the movement of funds or result in the deprivation of contract rights;
•	violations of Bristow’s Code of Business Conduct and Ethics;
•	adverse tax consequences;
•	fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for Bristow’s services and Bristow’s profitability;
•
potential noncompliance with a wide variety of laws and regulations, such as the Foreign Corrupt Practices Act (the “FCPA”), and similar non-U.S. laws and regulations, including the U.K. Bribery Act and Brazil’s Clean Companies Act (the “BCCA”);

•	the taking of property without fair compensation; and
•	the lack of well-developed legal systems in some countries that could make it difficult for Bristow to enforce its contractual rights.
Historically, there has been continuing political and social unrest in Nigeria, where Bristow derived 12%, 14% and 15% of Bristow’s gross revenue during fiscal years 2019, 2018 and 2017, respectively. In 2015, there was a change in the leadership in Nigeria. The current leadership is facing numerous challenges which, if not addressed, may cause political or social unrest and result in a lack of demand for Bristow’s services in Nigeria and safety risks for Bristow’s operations and Bristow’s people. Bristow’s operations in Nigeria are subject to the Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Nigerian Content Development Act”), which requires that oil and gas contracts be awarded to a company that is seen or perceived to have more “local content” than a “foreign” competitor. Additionally, the Nigerian Content Development Act allows the monitoring board to penalize companies that do not meet these local content requirements up to 5% of the value of the contract. In addition, the passage of the Nigerian Petroleum Industry Bill could lead to further uncertainty in demand in the region. Future unrest or legislation in Nigeria or Bristow’s other operating regions could adversely affect Bristow’s business, financial condition and results of operations in those regions. Bristow cannot predict whether any of these events will continue to occur in Nigeria or occur elsewhere in the future.
Bristow is highly dependent upon the level of activity in the North Sea and to a lesser extent the U.S. Gulf of Mexico, which are mature exploration and production regions.
In fiscal years 2019, 2018 and 2017, approximately 65%, 62% and 58%, respectively, of Bristow’s gross revenue was derived from industrial aviation services provided to oil and gas customers operating in the North Sea and the U.S. Gulf of Mexico. The North Sea and the U.S. Gulf of Mexico are mature exploration and production regions that have undergone substantial seismic survey and exploration activity for many years. Because a large number of oil and gas properties in these regions have already been drilled, additional prospects of sufficient size and quality (including projected costs permitting economic development, given anticipated hydrocarbon prices) could be more difficult to identify. The ability of Bristow’s customers to produce sufficient quantities to support the costs of exploration in different basins could impact the level of future activity in these regions. Generally, the production from these drilled oil and gas properties is declining. In the future, production may decline to the point that such properties are no longer economic to operate, in which case, Bristow’s services with respect to such properties will no longer be needed. Oil and gas companies may not identify sufficient additional drilling sites to replace those that become depleted. In addition, the U.S. government’s exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore oil and gas leases together with the U.K. government’s exercise of authority could adversely impact exploration and production activity in the U.S. Gulf of Mexico and the U.K. North Sea, respectively.
If activity in oil and gas exploration, development and production in either the U.S. Gulf of Mexico or the North Sea materially declines, Bristow’s business, financial condition and results of operations could be materially and adversely affected. Bristow cannot predict the levels of activity in these areas.

Bristow is exposed to credit risk of Bristow’s counterparties.
Bristow is exposed to credit risk on Bristow’s financial investments, which depends on the ability of Bristow’s counterparties to fulfill their obligations to us. Bristow manages credit risk by entering into arrangements with established counterparties and through the establishment of credit policies and limits, which are applied in the selection of counterparties.
Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts on which Bristow would incur a loss in replacing the instrument. Bristow monitors Bristow’s concentration risk with counterparties on an ongoing basis. The carrying amount of financial assets represents the maximum credit exposure for financial assets.
Credit risk arises on Bristow’s trade receivables from the unexpected loss in cash and earnings when a client cannot meet its obligation to Bristow or when the value of any security provided declines. To mitigate trade credit risk, Bristow has developed credit policies that include the review, approval and monitoring of new customers, annual credit evaluations and credit limits. There can be no assurance that Bristow’s risk mitigation strategies will be effective and that credit risk will not adversely affect Bristow’s financial condition and results of operations.
In addition, the majority of Bristow’s customers are engaged in oil and gas production, exploration and development. For fiscal year 2019, Bristow generated approximately 67% of Bristow’s consolidated operating revenue from external customers from oil and gas operations. This concentration could impact Bristow’s overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the credit worthiness of many of Bristow’s customers. Bristow generally does not require letters of credit or other collateral to support Bristow’s trade receivables. Accordingly, a continued or additional downturn in the economic condition of the oil and gas industry could adversely impact Bristow’s ability to collect Bristow’s receivables and thus impact Bristow’s business, financial condition and results of operations.
Bristow’s failure to dispose of aircraft through sales into the aftermarket could adversely affect us.
The management of Bristow’s global aircraft fleet involves a careful evaluation of the expected demand for Bristow’s services across global markets, including the type of aircraft needed to meet this demand. As offshore oil and gas drilling and production globally moves to deeper water, more medium and large aircraft and newer technology aircraft may be required. During a downturn in the oil and gas industry or as older aircraft models come off of current contracts and are replaced by new aircraft, Bristow’s management evaluates Bristow’s future needs for these aircraft models and ultimately the ability to recover Bristow’s remaining investments in these aircraft through sales into the aftermarket. Bristow depreciates its aircraft over their expected useful life to the expected salvage value to be received for the aircraft at the end of that life. However, depending on the market for aircraft, Bristow may record gains or losses on aircraft sales. In certain instances where a cash return can be made on newer aircraft in excess of the expected return available through the provision of Bristow’s services, Bristow may sell newer aircraft. The number of aircraft sales and the amount of gains and losses recorded on these sales depends on a wide variety of factors and is inherently unpredictable. A significant return of aircraft by Bristow or its competitors into an already oversupplied market could undermine Bristow’s ability to dispose of Bristow’s aircraft and could have a material adverse effect on Bristow’s business, financial condition and results of operations.
Changes in effective tax rates, taxation of Bristow’s foreign subsidiaries or adverse outcomes resulting from examination of Bristow’s tax returns could adversely affect Bristow’s business, financial condition and results of operations.
Bristow’s future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally, or the interpretation or application thereof. From time to time, the U.S. Congress and foreign, state and local governments consider legislation that could increase Bristow’s effective tax rate or the effective tax rates of Bristow’s consolidated affiliates. Bristow cannot determine whether, or in what form, legislation will ultimately be enacted or what the impact of any such legislation could have on Bristow’s profitability. If these or other changes to tax laws are enacted, Bristow’s profitability could be negatively impacted.
Bristow’s future effective tax rates could also be adversely affected by changes in the valuation of Bristow’s deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, the ultimate repatriation of earnings from foreign subsidiaries to the U.S., or by changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which Bristow operates. In addition, Bristow is subject to the potential examination of Bristow’s income tax returns by the Internal Revenue Service (the “IRS”) and other tax authorities where Bristow files tax returns. Bristow regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of Bristow’s provision for income taxes. There can be no assurance that such examinations will not have a material adverse effect on Bristow’s business, financial condition and results of operations.
Foreign exchange risks and controls may affect Bristow’s financial position and results of operations.
Through Bristow’s operations outside the U.S., Bristow is exposed to foreign currency fluctuations and exchange rate risks. As a result, a strong U.S. dollar may increase the local cost of Bristow’s services that are provided under U.S. dollar-denominated contracts, which may reduce the demand for Bristow’s services in foreign countries.
Because Bristow maintains its financial statements in U.S. dollars, Bristow’s financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling, Australian dollar, euro, Norwegian kroner and Nigerian naira. In preparing Bristow’s financial statements, Bristow must convert all non-U.S. dollar results to U.S. dollars. The effect of foreign currency translation impacts Bristow’s results of operations as a result of the translation of non-U.S. dollar results and is reflected as a component of stockholders’ investment, while the revaluation of certain monetary foreign currency transactions is credited or charged to income and reflected in other income (expense), net. Additionally, Bristow’s earnings from unconsolidated affiliates, net of losses, are affected by the impact of changes in foreign currency exchange rates on the reported results of Bristow’s unconsolidated affiliates, primarily the impact of changes in the Brazilian real and the U.S. dollar exchange rate on results for Bristow’s affiliate in Brazil. Changes in exchange rates could cause significant changes in Bristow’s financial position and results of operations in the future.
Bristow operates in countries with foreign exchange controls including Brazil, Egypt, Nigeria, Russia and Turkmenistan. These controls may limit Bristow’s ability to repatriate funds from Bristow’s international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect Bristow’s ability to access cash from these operations.
Bristow’s dependence on a small number of helicopter manufacturers and lessors poses a significant risk to Bristow’s business and prospects, including when Bristow seeks to grow its business.
Bristow contracts with a small number of manufacturers and lessors for most of Bristow’s aircraft expansion, replacement and leasing needs. If any of the manufacturers face production delays due to, for example, natural disasters, labor strikes or availability of skilled labor, Bristow may experience a significant delay in the delivery of previously ordered aircraft. During these periods, Bristow may not be able to obtain orders for additional aircraft with acceptable pricing, delivery dates or other terms. Also, Bristow has operating leases for many of Bristow’s helicopters. The number of companies that provide leasing for helicopters is limited. If any of these leasing companies face financial setbacks, Bristow may experience delays or restrictions in Bristow’s ability to lease aircraft. Delivery delays or Bristow’s inability to obtain acceptable aircraft orders or lease aircraft could adversely affect Bristow’s revenue and profitability and could jeopardize Bristow’s ability to meet the demands of Bristow’s customers and grow Bristow’s business. For example, Bristow’s efforts to successfully integrate AW189 aircraft into service for the U.K. SAR contract were delayed due to a product improvement plan with the aircraft. As a result, the original acceptance of four AW189 aircraft was pushed to later dates. Additionally, lack of availability of new aircraft resulting from a backlog in orders could result in an increase in prices for certain types of new and used helicopters.
If any of the helicopter manufacturers Bristow contracts with, the government bodies that regulate them or other parties identify safety issues with helicopter models Bristow currently operates or that Bristow intends to acquire, Bristow may be required to suspend flight operations, as was done with the H225LP aircraft. If Bristow is forced to suspend operations of helicopter models, Bristow’s business, financial condition and results of operations during any period in which flight operations are suspended could be affected.

A shortfall in availability of aircraft components and parts required for maintenance and repairs of Bristow’s helicopter and fixed wing aircraft and supplier cost increases could adversely affect us.
In connection with the required maintenance and repairs performed on Bristow’s aircraft in order for them to stay fully operational and available for use in Bristow’s operations, Bristow relies on a few key vendors for the supply and overhaul of components fitted to Bristow’s aircraft. These vendors have historically worked at or near full capacity supporting the aircraft production lines and the maintenance requirements of various government and civilian aircraft operators that may also operate at or near capacity in certain industries, including operators such as Bristow who support the energy industry. Such conditions can result in backlogs in manufacturing schedules and some parts being in limited supply from time to time, which could have an adverse impact upon Bristow’s ability to maintain and repair Bristow’s aircraft. To the extent that these suppliers also supply parts for aircraft used by governments in military operations, parts delivery for Bristow’s aircraft may be delayed. Bristow’s inability to perform timely maintenance and repairs can result in Bristow’s aircraft being underutilized, which could have an adverse impact on Bristow’s operating results and financial condition. Furthermore, Bristow’s operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact Bristow’s ability to maintain and repair Bristow’s aircraft. While every effort is made to mitigate such impact, this may pose a risk to Bristow’s operating results. Additionally, supplier cost increases for critical aircraft components and parts also pose a risk to Bristow’s operating results. Cost increases for contracted services are passed through to Bristow’s customers through rate increases where possible, including as a component of contract escalation charges. However, as certain of Bristow’s contracts are long-term in nature, cost increases may not be adjusted in Bristow’s contract rates until the contracts are up for renewal.
Additionally, operation of a global fleet of aircraft requires Bristow to carry spare parts inventory across its global operations to perform scheduled and unscheduled maintenance activity. Changes in the aircraft model types of Bristow’s fleet or the timing of exits from model types can result in inventory levels in excess of those required to support the fleet over the remaining life of the fleet. Additionally, other parts may become obsolete or dormant given changes in use of parts on aircraft and maintenance needs. These fleet changes or other external factors can result in impairment of inventory balances where Bristow expects that excess, dormant or obsolete inventory will not recover its carrying value through sales to third parties or disposal.
Bristow’s future growth depends significantly on the level of international oil and gas activity.
Bristow’s future growth will depend significantly on Bristow’s ability to grow in Bristow’s core markets and expand into international markets. Expansion of Bristow’s business depends on Bristow’s ability to operate in these other regions.
Expansion of Bristow’s business may be adversely affected by:
•	local regulations restricting foreign ownership of helicopter operators;
•	requirements to award contracts to local operators; and
•	the number and location of new drilling concessions granted by foreign governments.
Bristow cannot predict the restrictions or requirements that may be imposed in the countries in which it operates. If Bristow is unable to continue to operate or retain contracts in international markets, Bristow’s operations may not grow, and Bristow’s future business, financial condition and results of operations may be adversely affected.
Bristow’s failure to attract and retain qualified personnel could have an adverse effect on Bristow
Loss of the services of key management personnel at Bristow’s corporate and regional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us. Further, Title 49 – Transportation of the United States Code of Federal Regulations and other statutes require Bristow’s President and two-thirds of The Bristow Board and other managing officers be U.S. citizens. Bristow’s failure to attract and retain qualified executive personnel or for such executive personnel to work well together or as effective leaders in their respective areas of responsibility could have a material adverse effect on Bristow’s current business and future growth.
Bristow’s ability to attract and retain qualified pilots, mechanics and other highly trained personnel is an important factor in determining Bristow’s future success. For example, many of Bristow’s customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, Bristow cannot assure you that Bristow will be successful in Bristow’s efforts to attract and retain such personnel. Some of Bristow’s pilots, mechanics and other personnel, as well as those of Bristow’s competitors, are members of military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it could reduce the supply of such workers and likely increase Bristow’s labor costs. Additionally, the addition of new aircraft types to Bristow’s fleet or a sudden change in demand for a specific aircraft type, as happened with the Sikorsky S-92 aircraft type in response to the H225 grounding, may require Bristow to retain additional pilots, mechanics and other flight-related personnel.
A number of personnel departed Bristow during the current oil and gas industry downturn, and Bristow may be unable to take advantage of current opportunities with Bristow’s reduced workforce. Bristow also may be unable to timely replace such personnel when the industry emerges from the current downturn.
These risks became heightened during the Chapter 11 Cases. Bristow’s failure to attract and retain qualified personnel could have a material adverse effect on Bristow’s current business and future growth.
Labor problems could adversely affect Bristow.
Certain of Bristow’s employees in the U.K., Norway, Nigeria, the U.S. and Australia (collectively, about 57% of Bristow’s employees) are represented under collective bargaining or union agreements with 78% of these employees being represented by collective bargaining agreements and/or unions that have expired or will expire in one year. Disputes over the terms of these agreements or Bristow’s potential inability to negotiate acceptable contracts with the unions that represent Bristow’s employees under these agreements could result in strikes, work stoppages or other slowdowns by the affected workers. Periodically, certain groups of Bristow’s employees who are not covered under a collective bargaining agreement consider entering into such an agreement. Further, if Bristow’s unionized workers engage in an extended strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated, or future labor agreements contain terms that are unfavorable to us, Bristow could experience a disruption of Bristow’s operations or higher ongoing labor costs, which could adversely affect Bristow’s business, financial condition and results of operations.
Bristow’s operations are subject to weather-related and seasonal fluctuations.
Bristow’s operations can be impaired by harsh weather conditions. Poor visibility, high wind, heavy precipitation, sandstorms and volcanic ash can affect the operation of helicopters and fixed wing aircraft and result in a reduced number of flight hours. A significant portion of Bristow’s operating revenue is dependent on actual flight hours, and a substantial portion of Bristow’s direct cost is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on Bristow’s business, financial condition and results of operations. In addition, severe weather patterns, including those resulting from climate change, could affect the operation of helicopters and fixed wing aircraft and result in a reduced number of flight hours, which may have a material adverse effect on Bristow’s business, financial condition and results of operations.
The fall and winter months have fewer hours of daylight, particularly in the North Sea and Canada. While some of Bristow’s helicopters are equipped to fly at night, Bristow generally does not do so. In addition, drilling activity in the North Sea and Canada is lower during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many oil and gas companies to limit activity during the winter months. Consequently, flight hours are generally lower during these periods, typically resulting in a reduction in operating revenue during those months. Accordingly, Bristow’s reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on Bristow’s business, financial condition and results of operations.
The Harmattan, a dry and dusty West African trade wind, blows in Nigeria between the end of December and the middle of February. The heavy amount of dust in the air can severely limit visibility and block the sun for several days, comparable to a heavy fog. Bristow is unable to operate aircraft during these harsh conditions. Consequently, flight hours may be lower during these periods resulting in reduced operating revenue, which may have a material adverse effect on Bristow’s business, financial condition and results of operations.
In the U.S. Gulf of Mexico, the months of December through March typically have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility and flight activity. In addition, in the Gulf of Mexico, June through November is tropical storm and hurricane season, and in Australia, November through April is cyclone season. When a weather event is about to enter or begins developing in these regions, helicopter flight activity may increase because of evacuations of offshore workers. However, during such an event, Bristow is unable to operate in the area of the storm. In addition, as a significant portion of Bristow’s facilities are located along the coast of these regions, extreme weather may cause substantial damage to Bristow’s property in these locations, including possibly aircraft. Additionally, Bristow incurs costs in evacuating Bristow’s aircraft, personnel and equipment prior to tropical storms, hurricanes and cyclones.
Failure to develop or implement new technologies could affect Bristow’s results of operations.
Many of the aircraft that Bristow operates are characterized by changing technology, introductions and enhancements of models of aircraft and services and shifting client demands, including technology preferences. Bristow’s future growth and financial performance will depend in part upon Bristow’s ability to develop, market and integrate new services and to accommodate the latest technological advances and client preferences. In addition, the introduction of new technologies or services that compete with Bristow’s services could result in Bristow’s revenue decreasing over time. If Bristow is unable to upgrade Bristow’s operations or fleet with the latest technological advances in a timely manner, or at all, Bristow’s business, financial condition and results of operations could suffer.
Bristow is increasingly dependent on information technology, and if Bristow is unable to protect against service interruptions, data corruption, cyberattacks or network security breaches, Bristow’s operations could be disrupted and Bristow’s business could be negatively impacted.
Bristow’s business is increasingly dependent upon information technology networks and systems to process, transmit and store electronic and financial information, to capture knowledge of Bristow’s business, and to communicate within Bristow’s company and with customers, suppliers, partners and other stakeholders. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Bristow’s information technology systems are becoming increasingly integrated on a global basis, so damage, disruption or shutdown to the system could result in a more widespread impact. If Bristow’s information technology systems suffer severe damage, disruption or shutdown, and Bristow’s business continuity plans do not effectively resolve the issues in a timely manner, Bristow could experience business disruptions and transaction errors causing a material adverse effect on Bristow’s business, financial condition and results of operations.
In addition, a breach or failure of Bristow’s information technology systems could lead to potential unauthorized access and disclosure of confidential information, including the personally identifiable information of Bristow’s customers and employees, or violations of privacy or other laws. Any such breach could also lead to data loss, data corruption, communication interruption or other operational disruptions within Bristow’s business. There is no assurance that Bristow will not experience cyberattacks or security breaches and suffer losses in the future. As the methods of cyberattacks or security breaches continue to evolve, Bristow may be required to expend additional resources to continue to modify or enhance Bristow’s protective measures or to investigate and remediate any such event. Furthermore, the continuing and evolving threat of cyberattacks and security breaches has resulted in increased regulatory focus on prevention. To the extent Bristow is subject to increased regulatory requirements, Bristow may be required to expend additional resources to meet such requirements.
Bristow’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy and data protection.
The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. New laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation, pose increasingly complex compliance challenges and potentially elevate Bristow’s costs. Any failure, or perceived failure, by Bristow to comply with applicable data protection laws could result in proceedings or actions against Bristow by governmental entities or others, subject Bristow to significant fines, penalties, judgments and negative publicity, require Bristow to change its business practices, increase the costs and complexity of compliance, and adversely affect Bristow’s business. As noted above, Bristow is also subject to the possibility of cyber incidents or attacks, which themselves may result in a violation of these laws.

Bristow is subject to legal compliance risks.
As a global business, Bristow is subject to complex laws and regulations in the U.S., the U.K. and other countries in which it operates. These laws and regulations relate to a number of aspects of Bristow’s business, including anti-bribery and anti-corruption laws, import and export controls, sanctions against business dealings with certain countries and third parties, the payment of taxes, employment and labor relations, antitrust and fair competition, data privacy protections, securities regulation, and other regulatory requirements affecting trade and investment. The application of these laws and regulations to Bristow’s business is often unclear and may sometimes conflict. Compliance with these laws and regulations may involve significant costs or require changes in Bristow’s business practices that could result in reduced revenue and profitability. Non-compliance could also result in significant fines, damages, and other criminal sanctions against us, Bristow’s officers or Bristow’s employees, prohibitions or additional requirements on the conduct of Bristow’s business and damage Bristow’s reputation. Certain violations of law could also result in suspension or debarment from government contracts. Bristow also incurs additional legal compliance costs associated with Bristow’s global regulations. In some foreign countries, particularly those with developing economies, it may be customary for others to engage in business practices that are prohibited by laws such as the FCPA, the U.K. Bribery Act and the BCCA in Brazil, an anti-bribery law that is similar to the FCPA and U.K. Bribery Act. Although Bristow implements policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of Bristow’s employees, contractors, agents, and business partners will not take action in violation with Bristow’s internal policies. Any such violation of the law or even internal policies could have a material adverse effect on Bristow’s business, financial condition and results of operations.
Actions taken by agencies empowered to enforce governmental regulations could increase Bristow’s costs and reduce Bristow’s ability to operate successfully.
Bristow’s operations are regulated by governmental agencies in the various jurisdictions in which it operates. These agencies have jurisdiction over many aspects of Bristow’s business, including personnel, aircraft and ground facilities. Statutes and regulations in these jurisdictions also subject Bristow to various certification and reporting requirements and inspections regarding safety, training and general regulatory compliance. Other statutes and regulations in these jurisdictions regulate the offshore operations of Bristow’s customers. The agencies empowered to enforce these statutes and regulations may suspend, curtail or require Bristow to modify its operations. A suspension or substantial curtailment of Bristow’s operations for any prolonged period, and any substantial modification of Bristow’s current operations, could have a material adverse effect on Bristow’s business, financial condition and results of operations.
Adverse results of legal proceedings could materially and adversely affect Bristow’s business, financial condition and results of operations.
Bristow is currently subject to and may in the future be subject to legal proceedings and claims that arise out of the ordinary conduct of Bristow’s business. Results of legal proceedings cannot be predicted with certainty. Irrespective of merit, litigation may be both lengthy and disruptive to Bristow’s operations and could cause significant expenditure and diversion of management attention. Bristow may face significant monetary damages or injunctive relief against Bristow that could materially adversely affect a portion of its business operations or materially and adversely affect Bristow’s business, financial condition and results of operations should it not prevail in certain matters.
Negative publicity may adversely impact us.
Media coverage and public statements that insinuate improper actions by us, Bristow’s unconsolidated affiliates, or other companies in Bristow’s industry, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Specifically, accidents involving any aircraft operated by Bristow or a third-party operator could cause substantial adverse publicity affecting Bristow specifically or its industry generally and could lead to the perception that Bristow’s aircraft are not safe or reliable.
Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on Bristow’s reputation, the morale of Bristow’s employees and the willingness of passengers to fly on Bristow’s aircraft and those of Bristow’s competitors, which could adversely affect Bristow’s business, financial condition and results of operations.

Environmental regulations and liabilities may increase Bristow’s costs and adversely affect us.
Bristow’s operations are subject to U.S. federal, state and local, and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining aircraft requires that Bristow use, store and dispose of materials that are subject to environmental regulation. Environmental laws and regulations change frequently, which makes it impossible for Bristow to predict their cost or impact on Bristow’s future operations. Liabilities associated with environmental matters could have a material adverse effect on Bristow’s business, financial condition and results of operations. Bristow could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of Bristow’s conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, any failure by Bristow to comply with applicable environmental laws and regulations may result in governmental authorities taking action against Bristow that could adversely impact Bristow’s operations and financial condition, including the:
•	issuance of administrative, civil and criminal penalties;
•	denial or revocation of permits or other authorizations;
•	imposition of limitations on Bristow’s operations; and
•	performance of site investigatory, remedial or other corrective actions.
Changes in environmental laws or regulations, including laws relating to greenhouse gas emissions or other climate change concerns, could require Bristow to devote capital or other resources to comply with those laws and regulations. These changes could also subject Bristow to additional costs and restrictions, including increased fuel costs. In addition, such changes in laws or regulations could increase costs of compliance and doing business for Bristow’s customers and thereby decrease the demand for Bristow’s services. Because Bristow’s business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Bristow’s business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas or limit drilling opportunities.

THE MERGER
The following discussion describes certain material information about the Merger. Era and Bristow urge you to read carefully this entire document, including the Merger Agreement (including the amendment to the Merger Agreement), the financial advisor opinion of Centerview delivered to the Era Board and the financial advisor opinion of Ducera delivered to the Bristow Board, attached as Annexes A, B, E and F, respectively, to this joint proxy and consent solicitation statement/prospectus, for a more complete understanding of the Merger.
Terms of the Merger
Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Bristow, with Bristow being the surviving company as a direct wholly owned subsidiary of Era.
At the Effective Time, by virtue of the Merger and without any action on the part of Bristow, Merger Sub or the holders of any securities of Bristow or Merger Sub, the shares of Bristow Common Stock outstanding immediately prior to the closing (including, among other things, shares issued as a result of the conversion of Bristow Preferred Stock as more fully described in this joint proxy and consent solicitation statement/prospectus) will be converted into the right to receive an aggregate number of shares of Era Common Stock equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on fully-diluted basis, divided by (y) 23%.
Each holder of Bristow Common Stock, other than holders of Dissenting Shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration (as defined below) divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including (x) any shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion, (y) any shares of Bristow Common Stock underlying Bristow options and restricted stock units and (z) any Bristow Reserve Shares) and, if applicable, cash in lieu of fractional shares. Era stockholders will continue to own their existing Era shares.
Subject to the specific terms of the Merger Agreement, Bristow stock options and other stock-based awards will generally be treated as follows:
Each option to purchase Bristow shares, whether vested or unvested, will, as of the Effective Time, be assumed and converted into an option to purchase shares of Era Common Stock (“Replacement Option”), with the number of shares of Era Common Stock subject to each such Replacement Option being equal to the product of (a) the number of shares of Bristow Common Stock subject to the applicable option immediately prior to the Effective Time, multiplied by (b) the Per Share Merger Consideration, with the applicable exercise price of each such Replacement Option being adjusted accordingly.
Each right to receive a Bristow share in the form of stock units that is outstanding immediately prior to the Effective Time, whether vested or unvested (each, a “Bristow RSU”), will, as of the Effective Time, be assumed and converted into the right to receive a number of shares of Era Common Stock, determined by multiplying (a) the number of shares of Bristow Common Stock subject to such Bristow RSU as of immediately prior to the Effective Time by (b) the Per Share Merger Consideration.
Background of the Merger
The Era Board regularly reviews and assesses various strategic alternatives. As part of this review, the Era Board and the Era management team, together with certain financial advisors, have from time to time considered and evaluated potential business combination transactions, including with other U.S. offshore helicopter industry participants. The Era Board viewed Bristow as a strong merger partner because of, among other things, Bristow’s complementary aircraft fleet mix, significant presence in key geographic regions, including the Americas, Nigeria, Norway, the United Kingdom and Australia, and its diversified end-market exposure with significant government services revenue.
Prior to its filing for relief under title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as it may be amended from time to time, “Chapter 11”), the Bristow Board also met periodically to review Bristow’s performance, prospects and strategy, and to consider potential strategic opportunities.
From time to time since 2015, members of the management teams of Era and Bristow, and their respective representatives, had discussions and negotiations with respect to a business combination between the parties. However, none of these discussions resulted in a definitive agreement.

On November 9, 2018, Bristow entered into an agreement to acquire Columbia Helicopters, Inc. (“Columbia”) for $560 million.
On January 11, 2019, Christopher S. Bradshaw, Era’s President and Chief Executive Officer, sent a letter to certain members of the Bristow Board indicating Era’s continued interest in exploring mutually value-added strategic alternatives with Bristow. That same day, Thomas C. Knudson, Bristow’s then-Chairman of the Bristow Board, responded that Bristow was open to a constructive dialogue between the parties. On January 23, 2019, Mr. Bradshaw spoke with Mr. Knudson regarding Era’s interest in a broad spectrum of potential opportunities for a combination of the two companies, possibly incorporating the transaction between Bristow and Columbia that had previously been announced. They also discussed holding a meeting between the parties to discuss a possible combination of the companies.
On January 29, 2019, a meeting was held among members of management of Era and Bristow, during which the parties discussed potential transaction structures. Following this meeting, certain members of Era’s management team coordinated with Milbank LLP, Era’s outside legal advisor (“Milbank”), to assess different structuring alternatives for the potential transaction. On January 30, 2019, the Bristow Board was informed by members of Bristow management that no specific proposal had been made at this meeting and that no actionable opportunity appeared to exist.
On February 11, 2019, Bristow and Columbia mutually agreed to terminate their proposed transaction.
On May 11, 2019, Bristow and certain affiliated debtors each filed a voluntary petition for relief under Chapter 11 in the United States Bankruptcy Court for the Southern District of Texas. At that time, the Bristow Board was focused on expediting a successful emergence from Chapter 11 bankruptcy protection and generally not considering any potential merger transactions. Shortly thereafter, on May 20, 2019, at the request of the Era Board and Mr. Bradshaw, representatives of Era’s financial advisor, Centerview Partners LLC (“Centerview”), reached out to Oak Hill Partners LP (“Oak Hill”), a large secured noteholder of Bristow, to discuss a possible combination of the companies. Based on feedback from this initial meeting with Oak Hill, representatives of Centerview reached out to other secured noteholders of Bristow, including Highbridge Capital Management LLC (“Highbridge”) and certain unsecured noteholders of Bristow, including Solus and SDIC, who were expected to receive equity in the reorganized Bristow company following its emergence from bankruptcy, to engage in further conversations about a potential combination of the companies. Mr. Bradshaw met with representatives of Solus, SDIC, Oak Hill and Highbridge on June 4, 2019, and among other things they continued exploratory discussions regarding a potential merger of Era and Bristow.
On June 21, 2019, Era entered into non-disclosure agreements with Solus, SDIC, Oak Hill and Highbridge, as well as Empyrean Capital Partners LP (“Empyrean”), another unsecured noteholder of Bristow (collectively, the “Creditor Parties”), to allow the parties to discuss a potential transaction between Era and Bristow.
On June 25, 2019, Mr. Bradshaw and representatives of Centerview met with representatives of the Creditor Parties to present Era’s strategic rationale for an Era-Bristow combination.
Following the initial presentation on June 25, 2019, members of the Era management team, including Mr. Bradshaw, and representatives of Centerview had discussions with members of the Creditor Parties, as well as the Creditor Parties’ financial advisor, Ducera, regarding a potential transaction between Era and Bristow and other market dynamics. At this time, Milbank and counsel to Solus, SDIC and Empyrean, Kirkland & Ellis LLP (“Kirkland”), engaged in preliminary discussions regarding key diligence matters and legal issues raised by a potential transaction.
On July 1, 2019, Mr. Bradshaw called L. Don Miller, Bristow’s Chief Executive Officer. Mr. Bradshaw raised the possibility to Mr. Miller of Era and Bristow entering into a transaction in connection with Bristow’s reorganization, including the timing of such a transaction and whether it would be best to consider a transaction pre-emergence or post-emergence. Mr. Miller indicated that the Bristow Board's priority was completing a successful reorganization and there wasn't any interest in discussing a transaction prior to emergence.
On or around July 11, 2019, the Creditor Parties expressed their view to Era that Bristow should focus on emerging from Chapter 11 as quickly as possible due to, among other things, the significant professional fee expenses associated with protracted Chapter 11 cases and the business imperatives that dictate Bristow’s expedited emergence from Chapter 11. Accordingly, the Creditor Parties indicated to Era their preference was to defer any discussions regarding a potential strategic transaction until Bristow’s reorganization was closer to completion.
On July 29, 2019, Era formally engaged Centerview to serve as its financial advisor in connection with a potential transaction with Bristow.
On or about August 1, 2019, representatives of Centerview and Solus had a call to discuss potential next steps in evaluating a potential business combination involving Era and Bristow. During the call, Solus expressed an interest in beginning to re-engage in preliminary discussion with Era and Bristow regarding a potential transaction in light of the progress of Bristow’s Chapter 11 case.
Following the call, representatives of Era shared certain limited non-public financial information with Kirkland for purposes of conducting a regulatory analysis of a potential business combination involving Era and Bristow. The representatives of Era periodically kept the Era Board apprised of the ongoing discussions with Bristow. On August 20, 2019, Charles Fabrikant, Chairman of the Era Board, met for breakfast with representatives of Solus to discuss the benefits of a potential combination of Bristow and Era.
On August 29, 2019, Mr. Bradshaw and representatives of Centerview met with representatives of the Creditor Parties to discuss potential terms and transaction structures that may be considered if Era and Bristow were to pursue an all-stock combination of the companies. Following the meeting, Milbank and Kirkland held a call regarding potential transaction structures.
On September 4, 2019, Mr. Bradshaw and representatives of Centerview met with representatives of the Creditor Parties to discuss potential transaction structures, including a structure that would allow the Combined Company to be registered with the SEC and listed on an exchange. At the meeting, the Creditor Parties indicated that they would be interested in exploring, as expected significant owners in Bristow post-emergence, a potential all-stock combination in which Era’s stockholders would receive 20.8% of the combined company, although any such transaction would be subject to, among other things, the negotiation of mutually acceptable transaction documents, approval by the Bristow Board, receipt of, and satisfactory diligence on, financial projections for Era and Bristow, and a satisfactory due diligence review on other legal, accounting and regulatory matters. The meeting also included a discussion of the timing for Era, Bristow and the Creditor Parties conducting due diligence.
On September 11, 2019, the Era Board held a telephonic special meeting to discuss the potential transaction with Bristow. In attendance at the meeting were certain senior officers of Era and representatives of Centerview and Milbank. Centerview provided the Era Board with a summary of recent developments of Bristow, the current status of its bankruptcy proceedings, and the expected ownership of Bristow post-emergence. Centerview discussed and analyzed the stock-for-stock combination that the Creditor Parties indicated they would be interested in exploring, as expected significant owners in Bristow post-emergence, and discussed various methods for valuing the two companies. A timeline for a potential M&A transaction with Bristow was presented, as well as a pro forma company profile describing the combined company, including the strategic rationale, opportunities for synergies and composition of the pro forma fleet. A representative from Milbank also provided the Era Board with an update with respect to the global antitrust analysis of the transaction. The Era Board agreed that, based on the valuations prepared by Centerview, an equity split giving Era’s stockholders more of the combined company was a more reasonable outcome, and asked Mr. Bradshaw and Centerview to continue discussions with the Creditor Parties to see if they would remain interested in exploring a transaction if the equity split was more favorable to Era’s stockholders.
On September 12, 2019, Centerview communicated Era’s view to Ducera that Era’s stockholders should receive 23% of the outstanding common stock in an all-stock combination of Era and Bristow.
After discussion with the Creditor Parties, Ducera, on September 19, 2019, indicated to Centerview that the Creditor Parties would be interested in exploring, as expected significant owners in Bristow post-emergence, a potential all-stock transaction in which Era’s stockholders received 23% of the outstanding common stock in the combined company, although any such transaction would be subject to the factors mentioned above. Ducera also informed Centerview that the Creditor Parties desired that Mr. Bradshaw serve as CEO of the combined company and that the Combined Company would have a nine-member board of directors, including Mr. Bradshaw and one other current Era director.
On October 2, 2019, the Era Board held another telephonic special meeting to discuss the potential Bristow transaction. In attendance at the meeting were certain senior officers of Era and representatives of Centerview and Milbank. Centerview gave the Era Board an update on the developments concerning Bristow since the prior board meeting and the current status of its bankruptcy proceedings. Centerview summarized the discussions that had occurred since the last board meeting, including the discussions with the Creditor Parties. The timeline for the potential transaction was also updated, and Centerview provided additional financial analysis with respect to Bristow and Era. Centerview also discussed the potential members of the Bristow Board following its emergence from bankruptcy. The Era Board determined that Era’s management team and its advisors should move forward with diligence and negotiations with respect to a proposed transaction with Bristow.
In mid-October 2019, representatives of Milbank and Kirkland held several calls and engaged in correspondence regarding potential transaction structures.
On October 31, 2019, Bristow emerged from Chapter 11 bankruptcy protection, successfully completing its debt restructuring process and implementing the Chapter 11 reorganization plan confirmed by the U.S. Bankruptcy Court for the Southern District of Texas on October 4, 2019. By operation of and in accordance with the Chapter 11 reorganization plan, each of the members of the Bristow Board prior to Bristow’s emergence from Chapter 11 bankruptcy protection, other than Mr. Miller who remained on the Bristow Board, resigned from the Bristow Board as of October 31, 2019, and seven new members were appointed to the Bristow Board as of October 31, 2019.
On November 1, 2019, the Bristow Board met with Bristow management and representatives of SDIC. Representatives from Kirkland and Baker Botts L.L.P. (“Baker Botts”), acting as legal advisors to Bristow with respect to evaluating strategic M&A transactions, also attended the meeting. Among other matters, the Bristow Board agreed to discuss the current dynamics in the helicopter transport industry at the Bristow Board’s next meeting, indicated that it had been made aware that Solus and SDIC would like the Bristow Board to examine a potential transaction with Era, and instructed Bristow management to pursue a non-disclosure agreement with Era to facilitate this process. Later that day, Bristow management requested that Kirkland send Milbank a draft of a non-disclosure agreement between Era and Bristow, and, upon Era’s instruction, Milbank delivered a draft Merger Agreement to Kirkland.
On November 4, 2019, the Bristow Board convened a meeting to discuss various matters, including industry and M&A opportunities. Members of management and representatives from Ducera, Houlihan Lokey (“Houlihan”), acting as financial advisors to Bristow with respect to evaluating strategic M&A transactions, Kirkland and Baker Botts were also present at the meeting. Mr. Miller provided the Bristow Board with an overview on industry dynamics, and he and representatives of Houlihan led the Bristow Board in a discussion of strategic M&A opportunities, including a combination with Era and any related benefits and synergies of such a combination. Following the discussion, the Bristow Board instructed Bristow management to prioritize exploring the potential transaction with Era and facilitating the exchange of information with Era in connection therewith.
On November 8, 2019, members of Era and Bristow’s management teams, together with representatives of Centerview and Ducera, met to discuss certain aspects of the potential transaction, including a possible timeline for the transaction, options for the combination structure, antitrust considerations and moving forward with due diligence. The parties concluded the meeting with plans to continue to explore potential transaction structures and finalize a confidentiality agreement between Era and Bristow.
In early November 2019, Milbank, on behalf of Era, and Kirkland, on behalf of Bristow, negotiated the terms of a confidentiality agreement, including reciprocal standstill obligations, between the parties, which was executed on November 11, 2019. Milbank, on behalf of Era, and Kirkland, on behalf of Bristow, also negotiated the terms of a separate clean team confidentiality agreement governing the treatment of commercially sensitive confidential information, which was executed on November 23, 2019. Following execution of the confidentiality agreements, representatives of each of Era and Bristow were provided access to, and began their diligence review of, a virtual data room that contained certain non-public information about the other party, with access to any commercially sensitive confidential information being limited to only certain specified members of their respective in-house legal teams and their outside counsel. During this period up until the execution of the Merger Agreement, there were numerous significant and detailed discussions among members of management of Era and Bristow, and certain of their respective representatives, regarding the documentation and information made available in the virtual data rooms and otherwise responding to information requests and specific questions relating to the documentation and other information provided.
In mid-November 2019, Milbank and certain representatives of Solus negotiated the terms of an amended confidentiality agreement between Era and Solus, which was revised to include a procedure for the disclosure of certain identified material non-public information if transaction discussions terminated between Era and Bristow. The amended confidentiality agreement was executed on December 11, 2019. On December 10, 2019, Bristow and Solus also amended and restated the non-disclosure agreement they had entered into during Bristow's bankruptcy proceedings to facilitate sharing of information relating to a potential combination between Era and Bristow.
Additionally, throughout November 2019, Era, Bristow and each of their respective legal representatives and financial advisors, along with representatives of Solus and SDIC, continued to have discussions evaluating potential transaction structures. The Chief Executive Officers of Era and Bristow also engaged in discussions regarding potential financing sources for the combined company during this time, and members of management of the two companies negotiated and entered into confidentiality agreements with certain potential financing sources.
On November 13, 2019, the Exit Event Committee of the Bristow Board (the “Bristow Exit Event Committee”), which was established by the Bristow Board pursuant to the Bristow Stockholders Agreement to explore strategic transactions, held a telephonic meeting with members of Bristow management to discuss M&A opportunities. Matters discussed include scheduling meetings between Era and Bristow and financing considerations regarding a potential combination of Bristow and Era.
On November 19, 2019, representatives from Ducera, Houlihan, Kirkland and Baker Botts attended a meeting of the Bristow Board. Representatives from Ducera and Houlihan provided an overview of Era’s business, including changes since Bristow had contemplated combining with Era in 2017, and of Bristow and Era if they were to become a combined company. The Bristow Board discussed how a transaction with Era would create a more diversified company better able to manage industry challenges and aligned with Bristow’s strategic objectives for a combination, including maintaining a strong balance sheet and realizing synergies resulting from a reduction in overhead and optimization of repair and maintenance costs. The Bristow Board discussed that the Creditor Parties, which were now significant owners in Bristow, had previously expressed interest in exploring a potential transaction that would result in Bristow’s stockholders holding a 77% ownership in the combined company. A discussion ensued about the valuations of Era and Bristow on which this potential ownership split was based and on how the market multiples used to imply Era’s and Bristow’s equity values resulted in Era being valued at a 28.3% premium to the closing share price of Era Common Stock on November 18, 2019.
Following these discussions, representatives from Kirkland then proceeded to provide the Bristow Board with an overview about the structuring, process and timing considerations of a potential transaction with Era. Kirkland representatives also discussed the draft Merger Agreement sent by Era and the timeline for delivering a response. Additionally, representatives from Baker Botts discussed with the Bristow Board financing considerations relating to a potential transaction with Era. The Bristow Board instructed representatives of Ducera, Houlihan and Baker Botts to conduct further analysis of Bristow’s capital structure as a stand-alone company and in combination with Era and to explore potential capital markets and other financing transactions for Bristow and also for Bristow and Era as a combined company. Kirkland representatives were also instructed to conduct further discussions with Baker Botts and Milbank on the optimal structure for a combination with Era.
Throughout December 2019 and January 2020, Era and Bristow and their respective legal representatives, including Milbank, Kirkland and Baker Botts, engaged in discussions with potential financing sources, in order to understand the potential financing options available for the combined company post-merger.
On December 6, 2019, the Exit Event Committee held a meeting with Bristow management to discuss M&A opportunities. Mr. Hooman Yazhari, the Vice Chairman of the Bristow Board and a member of the Bristow Exit Event Committee, informed the committee that a shareholder of Company A had called him that morning regarding a potential strategic combination with Bristow and indicated that Company A desired to enter into a confidentiality agreement to facilitate the exchange of information. After a discussion, the Bristow Exit Event Committee expressed support for Mr. Yazhari’s engagement with representatives of Company A.
On December 10, 2019, Era, Bristow and their respective legal representatives and financial advisors, including Baker Botts, held a telephonic meeting to discuss various aspects of the potential transaction, including the timeline for signing, the status of due diligence review and antitrust analyses, the parties’ proposed meeting with one of Bristow’s joint venture partners, possible structures for the transaction, the status of the proposed financing and the Merger Agreement.
On December 13, 2019, at a meeting of the Bristow Exit Event Committee with Bristow management, Mr. Yazhari informed the other members of the committee that representatives of Company A had proposed meeting with him on December 18, 2019 and indicated that they were prepared to share diligence information regarding Company A with Bristow. The other members of the Bristow Exit Event Committee agreed that Mr. Yazhari and Mr. Manzo should meet to discuss potential strategic options ranging from a partial or more holistic combination with Company A or cost saving industry focused initiatives and that Bristow should negotiate a non-disclosure agreement with Company A.
On December 17, 2019, another telephonic meeting was held among Era, Bristow and their respective legal representatives and financial advisors to provide updates with respect to the transaction and continue discussions regarding the transaction structure.
On December 18, 2019, Mr. Yazhari, Mr. Manzo and representatives of Company A met and discussed the state of the industry, the potential advantages of a combination involving all or a part of Company A and Bristow or other cost saving initiatives and what steps the two companies could take to further discussions.
On December 20, 2019, at Bristow’s request, Kirkland provided Milbank with a mark-up of the draft Merger Agreement.
On December 23, 2019, representatives of Houlihan, Ducera and Baker Botts updated the Bristow Exit Event Committee and management telephonically about the status of discussions with potential bank lenders relating to the capital structure of Bristow and of Bristow and Era as a combined company. Representatives of Houlihan discussed potential M&A opportunities, particularly a combination with Company A. After this discussion, the Bristow Exit Event Committee authorized Bristow to enter into a confidentiality agreement with Company A.
On December 24, 2019, Era, Bristow and their respective legal representatives and financial advisors held a telephonic meeting, during which the potential transaction structures were discussed and it was agreed that the parties preference would be for the potential transaction to be structured as a reverse-triangular merger in which a newly-formed subsidiary of Era would merge with and into Bristow, with Bristow surviving as a wholly-owned subsidiary of Era and Bristow stockholders receiving shares of Era Common Stock as consideration.
On January 3, 2020, Mr. Bradshaw and G. Mark Mickelson, then Chairman of the Bristow Board, engaged in discussions regarding certain covenants under one of Bristow’s loan facilities and the need for an amendment in connection with the proposed merger. In addition, certain members of management of Era and Bristow and their respective legal representatives and financial advisors prepared a presentation regarding the combined companies for certain ratings agencies, and discussed and prepared for meetings with those agencies which occurred on January 6, 2020.
On January 6, 2020, Bristow and Company A signed a non-disclosure agreement.
On January 7, 2020, the Bristow Exit Event Committee held a meeting with Bristow management to discuss the joint meetings Era and Bristow had held with ratings agencies. Mr. Miller noted that the rating agencies viewed a potential combination between Bristow and Era positively, although their broader outlook with respect to the offshore oil and gas services market was negative.
On January 8, 2020, and for a few days thereafter, certain members of management of Era and Bristow, and representatives of Milbank and Kirkland, discussed certain transaction related matters, including Bristow’s financial statements. Also on January 8, 2020, Milbank distributed a revised draft of the Merger Agreement to Kirkland.

On January 10, 2020, Milbank distributed to Kirkland an initial draft of a stockholder voting agreement, which required Solus and SDIC to, among other things, deliver a written consent approving the Merger shortly after the effectiveness of the S-4 registration statement.
On January 13, 2020, certain representatives of Milbank and Kirkland discussed the status of the Merger Agreement and the related disclosure schedules, including the possibility that Solus and SDIC may seek additional rights in the stockholder voting agreement, such as director nomination rights. During that week and the following week, representatives of Milbank and Baker Botts also discussed, negotiated and prepared novation agreements with respect to parent guarantees of certain loan agreements and aircraft lease agreements of Bristow and the commitment letter for a senior secured revolving ABL Facility with Barclays Bank plc, each in connection with the proposed merger.
On January 14, 2020, the Era Board held a telephonic special meeting to discuss the transaction with Bristow. In attendance at the meeting were certain senior officers of Era and representatives of Centerview, Milbank, Holland & Hart LLP, labor counsel to Era, and Sackers & Partners LLP, Era’s U.K. pension advisor. At the meeting, the Era management team and legal advisors apprised the Era Board of the ongoing diligence efforts, certain key due diligence findings to date, the proposed structure of the combination and ongoing discussions between the parties and their counsel regarding any regulatory risks. Mr. Bradshaw provided the Era Board with a comparison between Era and Bristow based on certain financial metrics and their expected contributions to the combined company. A representative from Milbank then reviewed the summary of the draft Merger Agreement that had been previously provided to Era’s directors, and discussed the state of negotiations between the parties on certain key provisions. At the conclusion of the meeting, the Era Board encouraged Era’s management and advisors to continue negotiations with Bristow in anticipation of signing the Merger Agreement the following week.
On January 16, 2020, the Bristow Board held a meeting to discuss the proposed transaction with its financial and legal advisors. Bristow management and representatives from Ducera and Houlihan discussed Bristow’s and Era’s financial and fleet information and potential cost synergies. The Bristow Board then discussed various matters relating to the capital structure of the combined company, including the ratings impact of such a transaction. The Bristow Board also received input from Bracewell LLP, outside counsel to Bristow, on diligence matters and from Baker Botts on the status of financing matters relevant to the merger.
At the meeting, representatives from Kirkland also presented to the directors on their fiduciary duties with respect to a merger transaction. Following this presentation, representatives from Kirkland provided an update on the general terms and status of the draft Merger Agreement, including Era’s proposals with respect to (i) obtaining regulatory approvals, (ii) limiting the Bristow Board’s ability to change its recommendation prior to receiving approval of the merger from the Bristow stockholders and (iii) Solus and SDIC entering into the stockholder voting agreement. The Bristow Board and its advisors then discussed, among other things, (x) limiting Era’s ability to consider alternative proposals and (y) the sizing of a termination fee that would be payable by Era if the Merger Agreement was terminated because the Era Board changed its recommendation. The Bristow Board and its advisors also discussed the Preferred Stock Conversion and its dilutive impact on the holders of Bristow Common Stock. Finally, given the progress made with Era and the preliminary nature of the discussions with Company A, the Bristow Board, after consulting its advisors, decided to defer discussions with Company A and focus on executing a transaction with Era.
On January 17, 2020, certain representatives of Milbank and Kirkland discussed remaining due diligence questions and certain proposed changes to the draft Merger Agreement. Separately, certain representatives from Solus, SDIC, Bristow management and Kirkland discussed Era’s proposal with respect to the voting agreement. Later that day, Simpson, Thacher & Bartlett LLP (“Simpson”), acting as counsel to Solus, circulated, on behalf of Solus, comments to the stockholder voting agreement. The modified draft of the voting agreement included an agreement by Era to provide certain post-closing rights to Solus and SDIC set forth in an attached term sheet, including with respect to director nomination rights, committee representation, pre-emptive rights, registration rights and consent rights over certain actions taken by the combined company. Also on January 17, 2020, Kirkland circulated a revised draft of the Merger Agreement.
On January 18, 2020, representatives of Milbank, Kirkland and Simpson had a conference call to discuss the stockholder term sheet circulated by Simpson. Later that day, Milbank circulated comments to the stockholder term sheet which, among other things, added a standstill obligation in connection with the proposed director nomination rights.

From January 18 through January 23, 2020, Era’s and Bristow’s representatives and legal and financial advisors continued negotiations to finalize the terms of the definitive Merger Agreement, and Era’s, Bristow’s, Solus’s and SDIC’s representatives and legal advisors continued negotiations to finalize the stockholder voting agreements and stockholder term sheet. During this time, senior management of Era and Bristow, and each party’s respective legal and financial advisors, also worked to complete their respective due diligence investigations.
On January 21, 2020, the Bristow Board held a meeting to discuss the status of the Merger Agreement and related matters, including the voting agreements with Solus and SDIC, Era’s proposal relating to obtaining regulatory approvals and diligence. Representatives from Kirkland noted that Era had proposed permitting both Era and Bristow to entertain alternative proposals, but had accepted Bristow’s proposal that while the Era Board would have the right to change its recommendation, it would not have the right to pay a termination fee and terminate the Merger Agreement to accept a superior proposal. The Bristow Board discussed these and other issues raised in the Merger Agreement and voting agreements.
On January 23, 2020, the Era Board held a telephonic special meeting to consider approval of the Merger with Bristow. In attendance at the meeting were certain senior officers of Era and representatives of Centerview and Milbank. The Milbank representatives provided the directors with an overview of their fiduciary duties in connection with the transaction. The representatives of Centerview reviewed with the Era Board Centerview’s financial analysis of the “Aggregate Merger Consideration” (as defined in the Merger Agreement), and rendered its oral opinion to the Era Board, which was subsequently confirmed by delivery of a written opinion dated January 23, 2020, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the “Aggregate Merger Consideration” (as defined in the Merger Agreement) is fair, from a financial point of view, to Era. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Era’s Financial Advisor”. A representative from Milbank then walked the Era Board through the material changes to the transaction since the prior board meeting, including the new post-closing governance rights in the stockholder voting agreements that had been negotiated at the request of Solus and SDIC. Following discussions and deliberations by the Era Board, the Era Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement.
Also on January 23, 2020, the members of the Bristow Board held a telephonic meeting to discuss the proposed transaction. Representatives of Kirkland discussed with the Bristow Board their fiduciary duties in connection with its consideration of the transaction and provided an overview of the key terms of the Merger Agreement, including the terms and effect of the voting agreements contemplated to be delivered by each of Solus and SDIC and the non-solicitation provisions. Representatives from Ducera also reviewed their financial analyses of the transaction and then rendered its oral opinion to the Bristow Board, which was subsequently confirmed in writing by delivery of Ducera’s written opinion addressed to the Bristow Board dated the same date, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Aggregate Merger Consideration was fair, from a financial point of view, to the holders of Bristow Common Stock (including (x) any shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion, (y) any shares of Bristow Common Stock underlying Bristow options and restricted stock units and (z) any Bristow Reserve Shares) (other than Bristow, Bristow’s subsidiaries, Era or Merger Sub). Following a discussion of these matters, the members of the Bristow Board, subject to final approval by the Bristow Exit Event Committee of certain outstanding terms of the Merger Agreement, unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the merger, were fair to, and in the best interests of Bristow and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) approved the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the merger, and all agreements and documents contemplated thereby, including the voting agreements with each of Solus and SDIC, (iv) directed that the Merger Agreement be submitted to the Bristow stockholders (x) at a special meeting of stockholders to approve and adopt the Merger Agreement or (y) via written consent and (v) resolved to recommend that Bristow stockholders approve and adopt the Merger Agreement.
During the course of the day, representatives from each of Era, Bristow, Milbank and Kirkland finalized the outstanding terms of the Merger Agreement and addressed outstanding due diligence items.

In the afternoon on January 23, 2020, Solus and SDIC informed representatives of Era that they wished to withdraw their request for post-closing governance rights, as set forth in the stockholder term sheet, and instead requested a modification of the voting agreement to add a covenant by Era to enter into a customary registration rights agreement with each of them. A telephonic special meeting of the Era Board was called that evening to discuss the change. In attendance at the meeting were five of the six members of the Era Board, certain senior officers of Era and representatives of Milbank. Milbank described to the Era Board the history of the negotiations with Solus and SDIC and their latest request with respect to the stockholder term sheet. Following discussion, the directors determined that the changes to the voting agreements to the transaction were acceptable and did not alter their view that the transaction was in the best interests of Era and its stockholders and then reaffirmed their approval of the Merger with Bristow.
At a meeting in the evening of January 23, 2020, representatives from Kirkland discussed with the Bristow Exit Event Committee the terms of the Merger Agreement agreed upon with Era and Milbank and the voting agreements agreed upon with Era, Solus and SDIC. The Bristow Exit Event Committee then approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the merger, and all agreements and documents related thereto and contemplated thereby, including the voting agreements.
In the evening of January 23, 2020, Era and Bristow executed the Merger Agreement and the stockholder voting agreements with Solus and SDIC. A joint press release announcing the transaction was released prior to the opening of trading on January 24, 2020.
On April 22, 2020, Era, Merger Sub and Bristow entered into Amendment No. 1 (“Amendment No. 1”) to the Merger Agreement. Among other things, Amendment No.1 amends the Merger Agreement to contemplate the possibility of (i) a potential change in the listing of Era Common Stock on the NYSE to NASDAQ and (ii) the Reverse Stock Split of Era Common Stock prior to the consummation of the Merger, such that an Era stockholder will own one share of Era Common Stock for every three shares of Era Common Stock held by that stockholder prior to such stock split. Amendment No.1 also removes the requirement in the Merger Agreement for Era to solicit stockholder approval to increase the number of shares of Era Common Stock authorized for issuance under the Era 2012 Share Incentive Plan.
Era’s Reasons for the Merger and Recommendation of the Era Board
The Era Board reviewed and considered the proposed Merger with the assistance of Era’s management, as well as with Era’s legal and financial advisors. The Era Board unanimously approved the execution of the Merger Agreement, taking into consideration a number of substantive factors, both positive and negative, and potential benefits and detriments of the Merger to Era and its stockholders. In making its determination, the Era Board focused, among other things, on the following material factors (not necessarily in order of relative importance):
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an all-stock transaction is expected to result in the creation of a financially stronger, publicly traded company with a significant presence in key geographic regions, including the Americas, Nigeria, Norway, the United Kingdom and Australia;

•
following the consummation of the Merger, the Combined Company will possess a combined fleet of more than 300 of the industry’s most modern aircraft, equipped with the latest generation of technology and safety features, including the world’s largest operated fleet of S92, AW189 and AW139 model helicopters;

•
the Combined Company will be able to offer a broader range of efficient aviation solutions via its enhanced fleet size and diversity and by providing better solutions for new and existing oil and gas customers and governmental agencies;

•	the Combined Company is expected to have a strong balance sheet with an appropriate level of debt and robust free cash flow to facilitate continued deleveraging and returns to its stockholders;
•
the Merger is expected to create substantial cost synergies with an annualized saving of at least $35 million through the elimination of redundant corporate expenses and the realization of greater operational efficiencies;

•
the fact that the management team of the Combined Company will include Mr. Bradshaw as CEO of the Combined Company, who has a proven track record of protecting shareholder value and generating positive cash flow despite industry challenges, and that Mr. Bradshaw and Mr. Fabrikant will serve on the board of directors of the Combined Company;

•
the belief that the helicopter transport sector may see further consolidation and that the Combined Company will be well positioned to grow, including through asset purchases, joint ventures or entity acquisition transactions;

•
after reviewing possible strategic alternatives to the proposed Merger with Bristow, including potential business combinations with other parties, the belief that Bristow is the best strategic fit for Era and that it is unlikely that a transaction with another third party would create more value for Era stockholders;

•	the scope and results of the due diligence investigation that Era and its advisors conducted on Bristow;
•
the January 23, 2020 oral opinion of Centerview delivered to the Era Board, which was subsequently confirmed by delivery of a written opinion, dated January 23, 2020, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in preparing the opinion, the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement, which Centerview was advised will result in a pro forma ownership of the fully diluted shares of Era Common Stock being held 23% by the holders of Era Common Stock immediately prior to the effective time of the Merger and 77% by the holders of Bristow Common Stock immediately prior to the effective time of the Merger, was fair, from a financial point of view, to Era, as more fully described below in the section “Opinion of Era’s Financial Advisor” beginning on page 63. The full text of the written opinion of Centerview, dated January 23, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in preparing the opinion, is attached as Annex E to this joint proxy and consent solicitation statement/prospectus and is incorporated herein by reference;

•
the fact that the Aggregate Merger Consideration is based on an exchange ratio that is fixed and will not fluctuate in the event that the value of Bristow Common Stock increases or the value of Era Common Stock decreases between the date of the Merger Agreement and the consummation of the Merger;

•
the terms of the Merger Agreement that limit the obligation of Era to agree to divestitures, dispositions or other restrictive actions in order to obtain regulatory approvals that would result in the sale, divestiture, disposal, holding separate, or other disposition of assets, contracts, businesses or product lines of Era, Bristow or any of their respective subsidiaries generating, in the aggregate, revenues in an aggregate amount in excess of $10,000,000, as more fully described below in the section “The Merger Agreement –Efforts to Consummate the Merger” beginning on page 111; and

•	the willingness of Solus and SDIC, each a significant stockholder of Bristow, to enter into the Voting Agreements in connection with the transactions contemplated by the Merger Agreement.
The Era Board also considered potential risks, uncertainties and other factors weighing negatively against the transactions contemplated by the Merger Agreement (including the Merger and the Era Stock Issuance Proposal), including, but not limited to, those set forth below:
•
the possibility that the Merger may not be completed or that the Merger’s completion may be unduly delayed for reasons beyond the control of Era and/or Bristow, including as a result of the regulatory review process;

•	the challenges of combining the businesses of Era and Bristow and the attendant risks of not achieving the expected strategic benefits and cost savings on the anticipated timeframe or at all;
•	the potential for diversion of management and employee attention from operational matters for an extended period of time;
•	the possibility that macroeconomic or market conditions could adversely impact Era and/or Bristow;

•	the perception of investors and the potential impact on the trading price of shares of Era Common Stock;
•
the terms and conditions of the Merger Agreement that restrict the conduct of Era’s business pending the closing of the Merger and which could delay or prevent Era from undertaking business opportunities that may arise or from taking other actions with respect to its operations that the Era Board and Era’s management might believe were appropriate or desirable, and the potential length of time before conditions to consummation of the Merger can be satisfied, during which time Era would be subject to such restrictive terms and conditions;

•
the obligation of Era to pay a $9,000,000 termination fee under certain circumstances if the Merger Agreement is terminated as a result of a Change in Recommendation (as defined herein) by the Era Board;

•
the possibility that, in certain circumstances relating to failure to obtain Era stockholder approval of the Era Stock Issuance Proposal, Era could become obligated to pay Bristow an expense reimbursement of up to $4,000,000;

•
that the “force the vote” provision in the Merger Agreement, which would obligate Era to hold a meeting of its stockholders to consider the transaction, even if a third party makes a superior proposal, might discourage other parties potentially interested in a proposed transaction;

•	the risk of litigation relating to the Merger and the other transactions contemplated by the Merger Agreement;
•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Era and Bristow and transaction expenses arising from the Merger;
•
the fact that the Aggregate Merger Consideration is based on an exchange ratio that is fixed and will not fluctuate in the event that the value of Bristow Common Stock decreases or the value of Era Common Stock increases between the date of the Merger Agreement and the consummation of the Merger; and

•	other risks of the type and nature described in “Risk Factors” beginning on page 33 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.
The foregoing discussion of the information and factors considered by the Era Board is not intended to be exhaustive, but rather is meant to include the material factors that the Era Board considered. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Era Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Era Board based its approval on an overall review and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors.
This explanation of Era’s reasons for the Merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 and “Risk Factors” beginning on page 33.
Opinion of Era’s Financial Advisor
On January 23, 2020, Centerview rendered to the Era Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement, which Centerview was advised will result in a pro forma ownership of the fully diluted shares of Era Common Stock being held 23% by the holders of Era Common Stock immediately prior to the effective time of the Merger and 77% by the holders of Bristow Common Stock immediately prior to the effective time of the Merger, was fair, from a financial point of view, to Era.
The full text of Centerview’s written opinion, dated January 23, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by

Centerview in preparing its opinion, is attached as Annex E and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex E. Centerview has consented to the disclosure of its opinion in this joint proxy and consent solicitation statement/prospectus. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Era Board (each member of the Era Board in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to Era of the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Era or Bristow or any other person as to how such stockholder or other person should vote with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the Merger Agreement dated January 22, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;
•	Annual Reports on Form 10-K of Era for the years ended December 31, 2018, December 31, 2017, and December 31, 2016;
•	Annual Reports on Form 10-K of Bristow for the years ended March 31, 2019, March 31, 2018, and March 31, 2017;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Era and Bristow;
•	certain publicly available research analyst reports for Era and Bristow;
•	certain other communications from Era and Bristow to their respective stockholders;
•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Era, including certain financial forecasts, analyses and projections relating to Era prepared by management of Era and furnished to Centerview by Era for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Era Forecasts” and which are collectively referred to in this summary of Centerview’s opinion as the “Era Internal Data”. See “The Merger—Certain Era Unaudited Financial Prospective Financial Information,” beginning on page 81;

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Bristow, including certain financial forecasts, analyses and projections relating to Bristow prepared by management of Bristow and furnished to Centerview by Era for purposes of Centerview’s analysis, which is referred to in this summary of Centerview’s opinion as the “Bristow Forecasts” and which are collectively referred to in this summary of Centerview’s opinion as the “Bristow Internal Data”. See “The Merger—Certain Bristow Unaudited Financial Prospective Financial Information,” beginning on page 83; and

•
certain cost savings projected by the respective managements of Era and Bristow to result from the Transaction furnished to Centerview by Era for purposes of Centerview’s analysis, which is referred to in this summary of Centerview’s opinion as the “Synergies”.

Centerview also participated in discussions with members of the senior management and representatives of Era and Bristow regarding their assessment of the Era Internal Data, the Bristow Internal Data, the Synergies and the strategic rationale for the Transaction. In addition, Centerview compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Era’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Era’s direction, that the Era Internal Data (including, without limitation, the Era Forecasts) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Era as to the matters covered thereby and that the Bristow Internal Data (including, without limitation, the Bristow Forecasts) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Bristow as to the matters covered thereby, and Centerview relied, at Era’s direction, on the Era Internal Data, the Bristow Internal Data and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Era Internal Data (including, without limitation, the Era Forecasts), the Bristow Internal Data (including, without limitation, the Bristow Forecasts), the Synergies or assumptions on which they were based. In addition, at Era’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Era, Bristow or any other person, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Era, Bristow or any other person. Centerview assumed, at Era’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Era’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview further assumed, at Era’s direction, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, as amended. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Era, Bristow or any other person, or the ability of Era, Bristow or any other person to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Era’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Era or in which Era might engage. Centerview was not authorized or requested to, and Centerview did not, solicit indications of interest from third parties regarding a potential transaction with Era. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to Era of the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement. Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Era, Bristow or any other party. Centerview expressed no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of Era or Bristow or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Era, Bristow or any other party, or class of such persons in connection with the Transaction, whether relative to the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement or otherwise.
Centerview’s opinion, as expressed therein, related to the relative values of Era and Bristow. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion.
Centerview’s opinion expressed no view or opinion as to what the value of shares of Era Common Stock actually will be when issued pursuant to the Transaction or the prices at which shares of Era Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of Era or Bristow or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Era Board (each member of the Era Board in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Era Board in connection with Centerview’s opinion, dated January 23, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Era or Bristow. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Era, Bristow or any other parties to the Transaction. None of Era, Bristow, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Era or Bristow do not purport to be appraisals or reflect the prices at which Era or Bristow may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 17, 2020 and is not necessarily indicative of current market conditions.
Selected Trading Multiples Analysis
Centerview performed selected trading multiples analyses of Era and Bristow, noting a lack of comparable publicly traded companies with similar size, business model and financial profile to Era or, other than Era, to Bristow.
Using publicly available information obtained from regulatory filings and other data sources, Centerview reviewed Era’s enterprise value (calculated as fully-diluted market capitalization plus total debt, plus minority interests, less cash and cash equivalents and investments), which is referred to in this summary of Centerview’s opinion as “EV,” as a multiple of Era’s next twelve months, which Centerview refers to as NTM, adjusted earnings before interest, taxes, depreciation and amortization, which Centerview refers as Adjusted EBITDA through the five-year period from January 2015 to January 2020.

The results of these analyses are summarized as follows:
Era EV / NTM EBITDA Multiple Over Last
	1-Year	2-Years	3-Years	4-Years	5-Years
25th Percentile	7.2x	6.7x	7.3x	7.5x	7.2x
Average	7.8x	7.5x	7.9x	8.1x	7.9x
75th Percentile	8.2x	8.1x	8.3x	8.5x	8.3x

Era’s Current Multiple 6.5x
Era
Based on the trading multiples analyses summarized above and and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 6.5x to 8.0x to Era’s estimated NTM Adjusted EBITDA of $41 million, as based on Era Internal Data, to calculate an implied equity value range for Era of $219 million to $280 million and a per share value of $10.29 to $13.16 as of December 31, 2019.
Bristow
Based on the trading multiples analyses summarized above and other considerations that Centerview deemed relevant in its experience and professional judgment, including but not limited to the scale, diversity, fleet characteristics and other business, financial and operating characteristics and prospects of Era and of Bristow, Centerview applied a range of 7.0x to 8.5x to: (a) Bristow’s estimated NTM Adjusted EBITDA of $151 million, as based on Bristow Internal Data, to calculate an implied equity value range for Bristow of $601 million to $827 million as of December 31, 2019 and to (b) Bristow’s NTM Run-Rate Adjusted EBITDA of $165mm, as based on Bristow Internal Data (including management-identified run-rate adjustments for items such as rent savings and completed divestitures), to calculate an implied equity value range for Bristow of $702 million to $950 million as of December 31, 2019.
Based upon the foregoing implied equity value ranges for Era and Bristow, Centerview then calculated a range of implied pro forma equity ownership percentages for Era’s stockholders in the Combined Company. For purposes of this calculation, Centerview assumed that the implied equity value of the Combined Company was the sum of the implied equity values of Era and Bristow. Centerview calculated the low end of the Era stockholder implied pro forma equity ownership range assuming the lowest implied equity value for Era and the highest implied equity value for Bristow, and then calculated the high end of the Era stockholder implied pro forma equity ownership range assuming the highest implied equity value for Era and the lowest implied equity value for Bristow. When using Bristow’s implied equity value range based upon NTM Adjusted EBITDA, the analysis implied a pro forma equity ownership percentage range for Era’s stockholders of 21% to 32%. When using Bristow’s implied equity value range based upon NTM Run-Rate Adjusted EBITDA, the analysis implied a pro forma equity ownership percentage range for Era’s stockholders of 19% to 29%.
Discounted Cash Flow Analysis
Centerview performed discounted cash flow analyses of Era and Bristow based upon the Era Forecasts and the Bristow Forecasts, respectively. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Era
Centerview calculated the estimated present value, as of December 31, 2019, of the unlevered, after-tax free cash flows that Era was forecasted to generate during the year ending December 31, 2020 through the year ending December 31, 2024 based upon the Era Forecasts.
Era’s unlevered, after-tax free cash flows were calculated as (i) adjusted non-GAAP earnings before interest and taxes, less (ii) taxes, capital expenditures and increase in net working capital, plus (iii) depreciation & amortization and net proceeds from asset sales. The calculation of unlevered, after-tax free cash flows and the assumptions underlying them are described in the section entitled “Certain Unaudited Prospective Financial Information-Certain Era Unaudited Prospective Financial Information”. The terminal value of Era at the end of the forecast period was estimated by using a range of exit multiples of 6.5x to 8.0x NTM Adjusted EBITDA. The range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account, among other things, the Era Forecasts and considerations discussed in the “Selected Trading Multiples Analysis” section. The cash flows and terminal values were then discounted to present value as of December 31, 2019, using a range of discount rates of 11.75% to 13.00% (reflecting Centerview’s analysis of Era’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in Centerview’s professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, market risk and size premia). Based upon this analysis, Centerview calculated an implied equity value range for Era of $237 million to $292 million and a per share value of $11.14 to $13.70 as of December 31, 2019.
Bristow
Centerview calculated the estimated present value, as of December 31, 2019, of the unlevered, after-tax free cash flows that Bristow was forecasted to generate during the year ending December 31, 2020 through the year ending December 31, 2024 based upon the Bristow Forecasts. Bristow’s unlevered, after-tax free cash flows were calculated as (i) adjusted non-GAAP earnings before interest and taxes, less (ii) taxes, capital expenditures, pension obligation payments and increase in net working capital, plus (iii) depreciation & amortization and net proceeds from asset sales and other. The terminal value of Bristow at the end of the forecast period was estimated by using a range of exit multiples of 7.0x to 8.5x NTM Adjusted EBITDA. The range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account, among other things, the Bristow Forecasts and considerations discussed in the “Selected Trading Multiples Analysis” section. The cash flows and terminal values were then discounted to present value as of December 31, 2019, using a range of discount rates of 10.50% to 11.75% (reflecting Centerview’s analysis of Bristow’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in Centerview’s professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, market risk and size premia). Based upon this analysis, Centerview calculated an implied equity value range for Bristow of $921 million to $1,169 million as of December 31, 2019.
Based upon the foregoing implied equity value ranges for Era and Bristow, Centerview then calculated a range of implied pro forma equity ownership percentages for Era’s stockholders in the combined company. For purposes of this calculation, Centerview assumed that the implied equity value of the combined company was the sum of the implied equity values of Era and Bristow. Centerview calculated the low end of the Era stockholder implied pro forma equity ownership range assuming the lowest implied equity value for Era and the highest implied equity value for Bristow, and then calculated the high end of the Era stockholder implied pro forma equity ownership range assuming the highest implied equity value for Era and the lowest implied equity value for Bristow. The analysis implied a pro forma equity ownership percentage range for Era’s stockholders of 17% to 24%.
Other Factors
Centerview noted for the Era Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Price Trading. Centerview reviewed the 52-week trading range of Era Common Stock, based upon market data for the period ending January 17, 2020, which indicated low to high closing prices for Era Common Stock during such period of $7.06 to $12.26 per share, as compared to the closing price of Era Common Stock of $8.56 per share on January 17, 2020.

•
Analyst Price Targets. Centerview reviewed the price target for Era as reflected in the only publicly available research analyst report, as of November 20, 2019, which indicated a target stock price of $12.00 per share.

•
Selected Comparable Transactions. Using publicly available information obtained from public filings and other data sources, in evaluating Era, Centerview reviewed and compared certain financial data related to the following selected transactions that Centerview, based on its experience and professional judgment, deemed relevant to review based on transactions of similar size, business model, operating characteristics and/or financial profile over the past ten years. Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 7.0x to 9.0x to Era’s LTM Adjusted EBITDA of $36 million as of December 31, 2019. This analysis indicated a range of implied equity values for Era of between $209 million and $281 million and a per share value of $9.80 to $13.20 as of December 31, 2019.

Announcement Date	Acquiror	Target	Transaction Value / LTM EBITDA
October 2017	Don Wall (CEO) and Phi, Inc.	HNZ Group Inc.	9.0x
March 2017	American Securities LLC	Air Methods Corporation	8.6x
March 2015	KKR & Co. Inc.	Air Medical Group Holdings	8.7x
March 2014	Babcock International Group	Avincis Group	14.0x
March 2014	Avincis Group	Scandinavian Air Ambulance	6.9x
March 2013	Erickson Air-Crane	Evergreen Helicopters, Inc.	4.4x
June 2011	Air Methods Corporation	OF Air Holdings Corporation	8.0x
May 2011	World Helicopters (Grupo Inaer)	Bond Aviation Group	7.6x
April 2011	Canadian Helicopters Group Inc.	Helicopters N.Z. Limited	5.8x
August 2010	Bain Capital LLC	Air Medical Group Holdings	9.4x

		Average	8.2x
		Median	8.3x
•
Contribution Analysis. Centerview performed a relative contribution analysis of Era and Bristow in which Centerview reviewed Era’s and Bristow’s respective contributions to the combined company based upon financial metrics that Centerview deemed in its experience and professional judgement to be relevant for the years 2019, 2020 and 2021, in each case using publicly available information obtained from public filings and other data sources, the Era Forecasts and the Bristow Forecasts and excluding the Synergies. These financial metrics included revenue, adjusted EBITDA, free cash flow and equity value.

○
Centerview calculated Era’s implied pro forma contribution to the Combined Company by multiplying Era’s contribution based upon the applicable financial metric by the Combined Company EV determined by summing Era’s EV assuming 6.5x NTM Run-Rate Adjusted, EBITDA and Bristow’s EV assuming 7.0x NTM Run-Rate Adjusted EBITDA (i.e., using the low ends of the ranges of multiples of EV to NTM Adjusted EBITDA discussed in the “Selected Trading Multiples Analysis” section) and adjusted for Era’s net debt. Era’s contribution ranged from 18% to 31%.

○
Centerview calculated Era’s implied pro forma contribution to the Combined Company by multiplying Era’s contribution based upon the applicable financial metric by the combined company EV determined by summing Era’s EV assuming 8.0x NTM Run-Rate Adjusted EBITDA and Bristow’s EV assuming 8.5x NTM Run-Rate Adjusted EBITDA (i.e., using the high ends of the ranges of multiples of EV to NTM Adjusted EBITDA discussed in the “Selected Trading Multiples Analysis” section) and adjusted for Era’s net debt. Era’s contribution ranged from 17% to 29%.

•
Illustrative Era Shareholder Has/Gets Analysis. Centerview compared the implied stand-alone equity value of Era to the pro forma equity value of the combined company, including the Synergies, from the perspective of the holders of Era Common Stock. In performing this illustrative “has / gets” analysis, Centerview utilized: (i) the $264 million equity value of Era implied by the mid-point of the discounted cash flow analysis of Era (as described in the section entitled “Discounted Cash Flow Analysis”

above), (ii) the $1,042 million equity value of Bristow implied by the mid-point of the discounted cash flow analysis of Bristow (as described in the section entitled “Discounted Cash Flow Analysis” above), (iii) the $325 million value implied by the mid-point of the discounted cash flow analysis of the Synergies and the cost of capital considerations for the combined company, and (iv) Era’s stockholders’ pro forma equity ownership percentage of 23% which Centerview was advised would result from Era’s payment of the Aggregate Merger Consideration in the Transaction. This analysis resulted in an implied pro forma equity value for the combined company of approximately $1,631 million. Centerview then multiplied this implied pro forma equity value by 23% to derive an implied pro forma equity value attributable to the Era stockholders of approximately $375 million or $17.43 per share. This implied value compared to the equity value implied by the mid-point of the discounted cash flow analysis of Era, on a stand-alone basis, of $264 million or $12.39 per share.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Era Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Era Board or management of Era with respect to the Aggregate Merger Consideration or as to whether the Era Board would have been willing to determine that a different amount of Aggregate Merger Consideration was fair. The Aggregate Merger Consideration for the transaction was determined through arm’s-length negotiations between Era and Bristow and was approved by the Era Board and the Bristow Board. Centerview provided advice to Era during these negotiations. Centerview did not, however recommend any specific amount of Aggregate Merger Consideration to Era or the Era Board or that any specific amount of Aggregate Merger Consideration constituted the only appropriate consideration for the Transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had been engaged to provide certain financial advisory services to Era, including acting as financial advisor to Era with respect to certain strategic matters, but Centerview had not received any compensation from Era for such services. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Bristow, and Centerview had not received any compensation from Bristow during such period. In the two years prior to the date of its written opinion, Centerview had been engaged, and was as of the date of its written opinion engaged, to provide financial advisory services unrelated to Era, Bristow or the Transaction to a company in which affiliates of Solus held a significant minority equity interest, and Centerview had received compensation from such company of approximately $6 million and expected to receive additional compensation from such company for such services. In the two years prior to its opinion, Centerview had not been engaged to provide financial advisory or other services to SDIC, and Centerview had not received any compensation from SDIC during such period. Centerview may provide investment banking and other services to or with respect to Era, Bristow, Solus, SDIC or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Era, Bristow, Solus, SDIC or any of their respective affiliates, or any other party that may be involved in the Transaction.
Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. The Era Board selected Centerview as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement based on Centerview’s reputation and such experience, as well as its familiarity with Era.

In connection with Centerview’s services as the financial advisor to the Era Board, Era has agreed to pay Centerview an aggregate fee of $7 million to $9 million, all of which is payable contingent upon consummation of the Transaction. In addition, Era has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Bristow’s Reasons for the Merger and Recommendation of the Bristow Board
On January 23, 2020, the Bristow Board (i) determined that the terms of the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Bristow and its stockholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable the Merger Agreement and the Merger, and (iii) resolved to recommend that the Bristow stockholders approve the adoption of the Merger Agreement and directed that such matter be submitted for consideration by the Bristow stockholders. Bristow’s Board Unanimously Recommends That Holders of Bristow Common Stock and Bristow Preferred Stock “CONSENT” to the Approval of the Bristow Merger Proposal and “CONSENT” to the Approval, on a Non-binding, Advisory Basis, of the Bristow Compensation Proposal, by Signing and Delivering the Written Consent Furnished with this Joint Proxy and Consent Solicitation Statement/Prospectus.
In the course of reaching its recommendation, the Bristow Board consulted with Bristow’s management and its outside legal and financial advisors and considered several potentially positive factors, including the following (not necessarily presented in order of relative importance):
•	Benefits of a Combination with Era.
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Use of equity in the Merger. It was deemed important by the Bristow Board for stockholders to receive Era stock in an all-stock merger. This would allow for Bristow stockholders to have a significant ownership position in a publicly traded combined entity expected to maintain a strong balance sheet with robust free cash flow to facilitate continued deleveraging and returns to stockholders. The all-stock merger consideration will maximize Bristow stockholders’ exposure to the potential upside of the combined company going forward, with Bristow stockholders being expected to own 77% of the combined company.

•
Diverse geographic footprint and increased fleet size and diversity. The combined company will have significant operations throughout the Americas, Nigeria, Norway, the United Kingdom and Australia, resulting in a more diversified revenue stream. The combined company is expected to continue to realize a significant percentage of its combined revenues and cash flow from government services contracts. In addition, the combined company will have a fleet of more than 300 aircraft. The combined company should be the world’s largest operator of S-92, AW189 and AW139 model helicopters. More than 80% of the fleet of the combined company will be owned and the remainder will be subject to attractive lease rates. This diversification and expanded fleet will better position the combined company to react to industry challenges, including oil and gas market volatility, and facilitate more efficient absorption of the substantial fixed costs required to operate in this industry.

•
Significant synergies. The two companies’ complementary footprints are expected to enable substantial cost synergies through the elimination of redundant corporate expenses, realization of operational efficiencies and optimization of aircraft maintenance programs and fleet utilization. In addition, the two companies have similar cultures focused on safety and well-trained pilots, mechanics, engineers and support staff. Following a thorough analysis, the Bristow Board determined that they were confident the operational footprint, strong cost structure and balance sheet of the combined company will enable the combined company to realize the projected cost synergies of $35 million on an annualized basis.

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Strong combined financial profile. The combined company is expected to achieve pro forma annual revenues of approximately $1.5 billion and run-rate adjusted EBITDA of approximately $240 million, with a strong balance sheet supported by a cash balance, expected to be over $250 million at closing. In addition, the combined company expects to benefit from an upsized $112.5 million ABL facility.

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Trading liquidity. The combined company is expected to assume Era’s listing on the NYSE upon consummation of the merger and to trade under the Bristow name with the ticker “VTOL”. Bristow expects that trading liquidity will be significantly improved for Bristow stockholders, especially as financial equity research coverage increases over time.

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Corporate Governance. Bristow’s stockholders will have a continuing influence over the execution of the strategy and business plan of the combined company as they will, collectively, own 77% of the combined company. Bristow’s stockholders will also have continuing influence with respect to the initial board of directors of the combined company, as current Bristow directors are expected to comprise six of the initial eight directors of the Combined Company following the consummation of the merger.

•	Alternative Transactions.
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The Bristow Board believes, after a thorough review of Bristow’s strategic goals and opportunities, and, based on its knowledge of trends in the air carrier industry, that the value offered to Bristow’s stockholders pursuant to the merger is more favorable to such stockholders than the potential value that might reasonably be expected to result from remaining a stand-alone company.

○
The Bristow Board also considered strategic alternatives to the merger, and, following a thorough review of such alternatives and consultation with Bristow management and its financial advisors, the Bristow Board, determined that it was unlikely an alternative strategic counterparty could consummate a transaction that would be on superior terms and that would provide Bristow stockholders greater value than is being provided in connection with the merger.

•
Receipt of Fairness Opinion from Ducera. The Bristow Board considered the financial analysis reviewed and discussed with representatives of Ducera, as well as the oral opinion of Ducera rendered to the Bristow Board, which was subsequently confirmed by delivery of a written opinion dated January 23, 2020, to the effect that, as of such date, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Aggregate Merger Consideration was fair, from a financial point of view, to the holders of Bristow Common Stock (including (x) any shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion, (y) any shares of Bristow Common Stock underlying Bristow options and restricted stock units and (z) any Bristow Reserve Shares) (other than Bristow, Bristow’s subsidiaries, Era or Merger Sub). See the section entitled “—Opinion of Bristow’s Financial Advisor” beginning on page 74.

•
Likelihood of Completion. The Bristow Board considered the likelihood of completion of the merger to be significant, in light of, among other things the belief that, in consultation with Bristow’s legal advisors, the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable.

•
Opportunity to Receive Alternative Acquisition Proposals. The Bristow Board considered the terms of the merger agreement relating to Bristow’s ability to respond to unsolicited acquisition proposals, and the other terms of the merger agreement, including:

○
the fact that Bristow has the right, subject to certain conditions, to provide non-public information in response to certain unsolicited acquisition proposals made before Bristow’s stockholders approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger (see the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 107);

○
the provision of the merger agreement allowing the Bristow Board, prior to obtaining Bristow stockholder approval, to change its recommendation to Bristow stockholders with respect to the adoption of the merger agreement and the transactions contemplated thereby, including the merger, if it determines in good faith, after consultation with its outside legal counsel and financial advisors, that either an acquisition proposal constitutes a Superior Proposal or that failure to make such change in recommendation following an intervening event would be inconsistent with the Bristow directors’ duties under applicable law, subject, in each case, to the obligation to pay Era a termination fee of $9 million, as further described in “The Merger Agreement—Termination Fee; Expense Fee” beginning on page 116;
○
the belief of the Bristow Board that the termination fee is consistent with termination fees in similar transactions and not preclusive of other offers (see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee; Expense Fee” beginning on page 116);

○	the fact that Solus and SDIC, which are currently significant stockholders of Bristow, are in support of the deal, as evidenced by their entry into the Voting Agreements;
○
the fact that there are limited circumstances in which the Era Board may terminate the merger agreement or change its recommendation that Era stockholders approve the Stock Issuance Proposal, the Share Increase Proposal, and if the merger agreement is terminated by Bristow as a result of a change in recommendation of the Era Board or in certain other circumstances, then in each case Era has agreed to pay Bristow a termination fee of $9 million, as further described in the section entitled “The Merger Agreement—Termination Fee; Expense Fee”; and

○
the fact that if the merger agreement is terminated by either party because Era stockholders do not approve the Stock Issuance Proposal, the Share Increase Proposal and a termination fee is not otherwise payable, then Era has agreed to pay Bristow an expense reimbursement fee of up to $4 million, as further described in the section entitled “The Merger Agreement—Termination Fee; Expense Fee.”

The Bristow Board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):
•
the fact that the terms of the merger agreement restrict Bristow’s ability to actively solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied, the inability to terminate the merger agreement for a Superior Proposal (although the Bristow Board may change its recommendation) and the termination fee of $9 million payable by Bristow to Era in certain circumstances might deter alternative bidders that might have been willing to submit a Superior Proposal to Bristow. The Bristow Board also considered that, under specified circumstances, Bristow may be required to pay a termination fee or expenses in the event the merger agreement is terminated and the effect this could have on Bristow, including that if the merger is not consummated, Bristow will generally be obligated to pay its own expenses incident to preparing for and entering into and carrying out its obligations under the merger agreement and the transactions contemplated thereby;

•
the fact that Bristow stockholders cannot be certain, prior to the Closing Date, of the number of shares of Bristow Common Stock they will receive after the Preferred Stock Conversion or the market value of the Per Share Merger Consideration they will be entitled to receive at the Effective Time;

•
the fact that, even if the Bristow Board changes its recommendation, pursuant to the terms of the voting agreements, Solus and SDIC, who collectively hold a majority of Bristow’s equity securities, will still be obligated to deliver their written consents in favor of the merger, which consents will constitute receipt by Bristow of the requisite stockholder approval;

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the fact that the restrictions on Bristow’s conduct of business prior to completion of the merger could delay or prevent Bristow from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the merger;

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the fact that the amount of time that may be required to consummate the merger, including the fact that the completion of the merger depends on factors outside of Bristow’s or Era’s control, including the risk that regulatory agencies may not approve the merger or may seek to impose conditions on or otherwise prevent or delay the merger, and the risk that the pendency of the merger for an extended period of time could have an adverse effect on Bristow;

•
the fact that the significant costs involved in connection with entering into the merger agreement and completing the merger and the substantial time and effort of management required to consummate the merger could disrupt Bristow’s business operations; and

•
the risks and uncertainties described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy and consent solicitation statement/prospectus.

After taking into account the factors set forth above, as well as others, the Bristow Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger to Bristow’s stockholders.
The foregoing discussion of factors considered by the Bristow Board is not intended to be exhaustive, but summarizes the material factors considered by the Bristow Board. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Bristow Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Bristow Board applied his own personal business judgment to the process and may have given different weight to different factors. The Bristow Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Bristow’s management and the Bristow Board’s financial advisors and outside legal counsel.
In considering the recommendation of the Bristow Board to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger, Bristow stockholders should be aware that the executive officers and directors of Bristow have certain interests in the merger that may be different from, or in addition to, the interests of Bristow stockholders generally. The Bristow Board was aware of these interests and considered them when approving the merger agreement and recommending that Bristow stockholders vote to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger. See the section entitled “—Interests of Certain of Bristow’s Directors and Executive Officers in the Merger” beginning on page 91.
It should be noted that this explanation of the reasoning of the Bristow Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31.
Opinion of Bristow’s Financial Advisor
Ducera was retained by Bristow to act as its financial advisor in connection with the Merger. Bristow selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, Ducera’s relationship with Bristow stemming from Ducera’s financial advisory services provided to counsel to the ad hoc group of unsecured noteholders of Bristow in the Chapter 11 Cases, and Ducera’s understanding of Bristow’s and Era’s businesses and the industries in which such businesses operate. At the January 23, 2020 meeting of the Bristow Board, Ducera delivered its oral opinion to the Bristow Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Aggregate Merger Consideration was fair, from a financial point of view, to the holders (other than Bristow, Bristow’s subsidiaries, Era or Merger Sub) of Bristow Common Stock (including, among other things, shares of Bristow Common Stock issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock and the Bristow Reserve Shares as more fully described in the joint proxy and consent solicitation statement/prospectus).
The full text of the written opinion of Ducera, dated as of January 23, 2020, is attached as Annex F to this joint proxy and consent solicitation statement/prospectus. Ducera has consented to the disclosure of its opinion in this joint proxy and consent solicitation statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the Bristow Board and addresses only the fairness from a financial point of view of the Aggregate Merger Consideration to the holders of Bristow Common Stock (other than Bristow, Bristow's subsidiaries, Era or Merger Sub) (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow Preferred Stock and the Bristow Reserve Shares as more fully described in the joint proxy and consent solicitation statement/prospectus). It does not constitute a recommendation to any holder of Bristow Common Stock and Bristow Preferred Stock as to how to vote in connection with the Merger or whether to take any other action with respect to the Merger. The summary of the opinion of Ducera set forth below is qualified in its entirety by reference to the full text of the opinion, which holders of Bristow Common Stock and Bristow Preferred Stock are encouraged to read carefully and in its entirety.
In connection with rendering its opinion, Ducera, among other things:
•	reviewed a draft of the Merger Agreement dated as of January 22, 2020;
•
reviewed certain publicly available financial statements and other business and financial information relating to Bristow and Era which Ducera believed to be relevant, including publicly available research analysts’ reports;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Bristow prepared and furnished to Ducera by management of Bristow;
•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Era prepared and furnished to Ducera by management of Era;
•	reviewed certain non-public projected financial data relating to Bristow prepared and furnished to Ducera by management of Bristow;
•	reviewed certain non-public projected financial data relating to Era prepared and furnished to Ducera by management of Era;
•
reviewed and discussed the past and current business, operations, current financial condition and financial projections of Bristow and Era with management of Bristow (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);

•	reviewed the reported prices and the historical trading activity of Era Common Stock;
•	reviewed the financial terms, to the extent publicly available, of selected business combination transactions;
•	reviewed estimates of synergies anticipated by management of Bristow and management of Era to result from the Merger; and
•	performed such other studies, analyses and examinations and considered such other factors which Ducera believed to be appropriate.
In arriving at its opinion, Ducera assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by Ducera (including information that is available from generally recognized public sources), and Ducera assumes no liability for such information. Ducera further assumed, with Bristow’s consent, that all of the information furnished by management of Bristow and management of Era for purposes of Ducera’s analysis was accurate as of the date of its opinion (except to the extent superseded by other information provided prior to the date of its opinion) and did not contain any material omission or misstatement of material facts. With respect to the projected financial data of Bristow and Era referred to above, Ducera assumed, with Bristow’s consent, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of management of Bristow and Era, respectively, as to the future financial performance of Bristow and Era, respectively. Ducera expressed no view as to any projected financial data relating to Bristow or Era, or on the assumptions on which they are based (including in the financial projections set forth in “The Merger — Certain Unaudited Prospective Financial Information” included elsewhere in this joint proxy and consent solicitation statement/prospectus).
For purposes of rendering its opinion, Ducera assumed, in all respects material to its analysis, that the final executed merger agreement would not materially differ from the draft merger agreement reviewed by Ducera, and that all conditions to the consummation of the Merger would be satisfied without material waiver, modification or delay. Ducera further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Bristow, the contemplated benefits expected to be delivered in the proposed Merger or the consummation of the Merger.
Ducera did not make, nor assume any responsibility for making, any independent valuation or appraisal of Bristow’s or Era’s assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), nor was Ducera furnished with any such valuations or appraisals, nor did Ducera evaluate Bristow’s or Era’s solvency or fair value under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ducera’s opinion is necessarily based upon information made available to it as of the date its opinion was rendered and financial, economic, market and other conditions as they existed and could be evaluated on such date. Subsequent developments may affect Ducera’s opinion and the assumptions used in preparing it, and Ducera does not have any obligation to update, revise or reaffirm its opinion.
Ducera was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the Aggregate Merger Consideration, from a financial point of view, to the holders of Bristow Common Stock (other than Bristow, Bristow’s subsidiaries, Era or Merger Sub), as of the date of its opinion. Ducera was not asked to express, and Ducera did not express, any view on, and Ducera’s opinion did not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any of Bristow’s other securities, creditors or other constituencies of Bristow, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of Bristow’s officers, directors or employees, or any class of such persons, whether relative to the Aggregate Merger Consideration or otherwise, nor as to the fairness of any other term of the Merger Agreement. Ducera was not asked to express, and did not express any view on, and Ducera’s opinion did not address, the fairness of the Preferred Stock Conversion or the Per Share Merger Consideration. Ducera’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Bristow, nor did it address the underlying business decision to engage in the Merger. Ducera was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the outstanding Bristow Common Stock or any business combination or other extraordinary transaction involving Bristow. Ducera’s opinion did not constitute a recommendation to the Bristow Board or to any other persons in respect of the Merger, including as to how any holder of Bristow Common Stock should vote or act in respect of the Merger. Ducera expressed no opinion as to the price at which shares of Era Common Stock will trade at any time. Ducera was not asked to pass upon, and expressed no opinion with respect to, any tax or other consequences that may result from the Merger. Ducera does not have legal, regulatory, accounting or tax expertise and assumed the accuracy and completeness of Bristow’s and its advisors’ assessments with respect to legal, regulatory, accounting and tax matters.
In the ordinary course of business, Ducera and its affiliates provide investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera and its affiliates may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of Bristow or Era or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
The issuance of Ducera’s opinion was approved by the fairness opinion committee of Ducera in accordance with Ducera’s procedures for such opinions.
Under the terms of its engagement letter, Ducera provided Bristow with financial advisory services and a financial opinion in connection with the Merger, and Bristow agreed to pay Ducera (i) an opinion fee of $400,000, paid upon delivery of its opinion letter, (ii) a monthly cash fee of $150,000 per month commencing as of December 1, 2019, plus $50,000 for the period prior to December 1, 2019 and (iii) (x) a transaction fee of $3,450,000 if the Closing Date occurs on or before July 1, 2020 (against which the opinion fee will be credited), (y) a transaction fee of $2,850,000 if the Closing Date occurs after July 1, 2020 (against which the opinion fee will be credited) or (z) to the extent that the Merger is not completed and Bristow is entitled to any payment in connection therewith (the “Bristow Payment”), a fee equal to the lesser of (A) $750,000 and (B) the Bristow Payment less the amount of all fees, expenses or other costs paid or incurred by Bristow in connection with the Merger. Bristow has also agreed to reimburse Ducera’s reasonable and documented out-of-pocket expenses, including reasonable and documented fees and expenses of external legal counsel, incurred in connection with

Ducera’s engagement. In addition, Bristow has agreed to indemnify Ducera, its affiliates, their respective members, managers, directors, officers, partners, agents and employees, and any controlling person of Ducera and its affiliates, against certain liabilities and expenses relating to or arising out of Ducera’s engagement.
Prior to its engagement in connection with the proposed merger, Ducera and its affiliates provided financial advisory services to counsel of the ad hoc group of unsecured noteholders of Bristow in Chapter 11 Cases. Under the terms of its engagement for such financial advisory services, in the past two years, Ducera received $3.3 million from Bristow in connection with such services. In the two years prior to the date of the Ducera opinion, Ducera did not receive fees for services rendered to Era or any of its affiliates. Ducera and its affiliates may provide financial or other services to Bristow, Era or their respective affiliates in the future and in connection with any such services Ducera may receive compensation.
Summary of Material Financial Analyses of Ducera
The following is a summary of the material financial analyses presented by Ducera to the Bristow Board and that were used in connection with rendering the opinion described above. In accordance with customary investment banking practice, Ducera employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Ducera. The summary does not purport to be a complete description of the financial analyses performed by Ducera, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Ducera. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand Ducera’s financial analyses, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Ducera’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before January 21, 2020, and is not necessarily indicative of current market conditions.
In rendering its opinion, Ducera considered financial projections prepared and provided by management of Bristow and management of Era as described above. For more information about the financial projections, see the sections entitled “The Merger—Certain Unaudited Prospective Financial Information” in this joint proxy and consent solicitation statement/prospectus.
Ducera’s Financial Analysis of Era
Discounted Cash Flow Analysis
Ducera calculated a range of equity values for the fully diluted Era Common Stock based on a discounted cash flow analysis to value Era as a standalone entity. Ducera utilized Era Forecasts as prepared and provided by management of Era as more fully described in the section entitled “The Merger—Unaudited Prospective Financial Information—Certain Era Unaudited Prospective Financial Information”.
For purposes of its discounted cash flow analysis, Ducera defined unlevered free cash flow as (i) adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less (ii) capital expenditures, cash taxes and change in net working capital, plus (iii) amortization of power-by-the-hour contracts and stock based compensation.
Utilizing the Era Forecasts, Ducera calculated the net present value of projected unlevered free cash flows for Era for its fiscal years 2020 through 2024 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 7.00x to 8.00x. These values were then discounted to present values as of December 31, 2019 at discount rates ranging from 10.0% to 12.0%, which discount rates were selected based upon an analysis of Era’s estimated weighted average cost of capital. This analysis implied a range of values for the fully diluted Era Common Stock of approximately $263 million to $316 million.

Market Multiples Analysis
Ducera reviewed publicly available information relating to selected acquisition transactions in the commercial helicopter services industry, including helicopter operators and air medical transportation companies. For each of the selected transactions listed below, Ducera reviewed, among other things, (i) the implied fully diluted enterprise value of the target company as a multiple of last-twelve-month earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the target company derived from publicly available resources (the “LTM EV/EBITDA Multiple”) and (ii) the implied fully diluted enterprise value of the target company as a multiple of the next-twelve-month EBITDA of the target company derived from publicly available resources (the “NTM EV/EBITDA Multiple”).
Announcement Date	Target	Acquiror	LTM EV/EBITDA Multiple	NTM EV/EBITDA Multiple
09/04/2019	PHI, Inc.	Chapter 11 Plan of Reorganization	12.5x	7.6x

10/31/2017	HNZ Group Inc.	PHI, Inc. and Don Wall	9.4x	6.6x

08/08/2017	American Medical Response, Inc.(1)(2)	Global Medical Response, Inc.	9.2x	N/A

03/24/2017	CHC Group Ltd.	Chapter 11 Plan of Reorganization	8.4x	7.1x

03/14/2017	Air Methods Corporation	American Securities LLC	8.7x	7.7x

03/11/2015	Air Medical Group Holdings, Inc.(1)	KKR & Co LP	9.1x	N/A

06/02/2011	Omniflight Helicopters, Inc.(1)	Air Methods Corporation	8.0x	N/A
(1)	Next-twelve-month EBITDA not available.
(2)	Last-twelve-month EBITDA calculated using the mid-point of $250 million and $270 million EBITDA, as provided in a Debtwire article dated May 25, 2017.
Ducera chose the precedent transactions for purposes of this analysis because Ducera believed they represented relevant transactions in the commercial helicopter services industry announced since June 2, 2011 for which information was publicly available. Although none of the precedent transactions is directly comparable to the Merger, the companies that participated in the selected precedent transactions are such that, for the purposes of analysis, the precedent transactions may be considered similar to the Merger.
Based on the analysis of the LTM EV/EBITDA Multiples for the selected transactions, Ducera selected a representative multiple range of 8.0x to 9.0x. Ducera applied this range to Era’s adjusted EBITDA (calculated for the twelve-month period ending on December 31, 2019 based on Era’s historical financials and Era Forecasts), then subtracted the estimated net debt of Era as of December 31, 2019. This analysis implied a range of values for the fully diluted Era Common Stock of approximately $248 million to $285 million.
Based on the analysis of the NTM EV/EBITDA Multiples for the selected transactions, Ducera selected a representative multiple range of 7.0x to 8.0x. Ducera applied these ranges to Era’s adjusted EBITDA (calculated for the twelve-month period ending on December 31, 2020 based on Era Forecasts), then subtracted the estimated net debt of Era as of December 31, 2019. This analysis implied a range of values for the fully diluted Era Common Stock of approximately $243 million to $284 million.

Ducera’s Financial Analysis of Bristow
Discounted Cash Flow Analysis
Ducera also calculated a range of equity values for the shares of Bristow Common Stock based on a discounted cash flow analysis to value Bristow as a standalone entity. Ducera utilized the Bristow Forecasts as prepared and provided by management of Bristow as more fully described in the section entitled “The Merger — Certain Unaudited Prospective Financial Information—Certain Bristow Unaudited Prospective Financial Information”.
For purposes of its discounted cash flow analysis, Ducera defined unlevered free cash flow as (i) adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less (ii) capital expenditures, cash taxes, change in net working capital and U.K. pension plan obligations.
Utilizing the Bristow Forecasts, Ducera calculated the net present value of projected unlevered free cash flows for Bristow for the last quarter of its fiscal year 2020 and its fiscal years 2021 through 2025 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 7.00x to 8.00x. These values were then discounted to present values as of December 31, 2019 at discount rates ranging from 10.0% to 12.0%, which discount rates were selected based upon an analysis of Bristow’s estimated weighted average cost of capital. This analysis implied a range of values for the shares of Bristow Common Stock of approximately $846 million to $1,074 million.
Market Multiples Analysis
Ducera reviewed publicly available information relating to selected acquisition transactions in the commercial helicopter services industry, including helicopter operators and air medical transportation companies. For each of the selected transactions, Ducera reviewed, among other things, the LTM EV/EBITDA Multiple and the NTM EV/EBITDA Multiple, as set forth in the table in the section entitled “Ducera’s Financial Analysis of Era — Market Multiples Analysis”.
Ducera chose the precedent transactions for purposes of this analysis because Ducera believed they represented relevant transactions in the commercial helicopter services industry announced since June 2, 2011 for which information was publicly available. Although none of the precedent transactions is directly comparable to the Merger, the companies that participated in the selected precedent transactions are such that, for the purposes of analysis, the precedent transactions may be considered similar to the Merger.
Ducera also compared certain of Bristow’s financial information with comparable information provided by management of Era with respect to Era, which is in the transportation industry with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to Bristow’s, based on business sector participation, financial and other metrics and operating characteristics and services. For this analysis, Ducera reviewed, among other things, (i) the implied fully diluted enterprise value of Era as a multiple of last-twelve-month EBITDA of Era as of September 30, 2019 based on Era’s historical financials (the “Era LTM EV/EBITDA Multiple”) and (ii) the implied fully diluted enterprise value of Era as a multiple of the next-twelve-month EBITDA of Era as of September 30, 2019 derived from publicly available sources (the “Era NTM EV/EBITDA Multiple”).
Company	Era LTM EV/EBITDA Multiple	Era NTM EV/EBITDA Multiple
Era Group Inc.	8.1x	6.6x
Era is not identical to Bristow. In evaluating Era for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Bristow’s and Ducera’s control, such as the impact of competition on Bristow’s businesses and the industry generally, industry growth and the absence of any adverse material change in Bristow’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
Based on the analysis of the LTM EV/EBITDA Multiples for the selected transactions and the Era LTM EV/EBITDA Multiple, Ducera selected a representative multiple range of 8.0x to 9.0x. Ducera applied this range to Bristow’s adjusted EBITDA (calculated for the twelve-month period ending on December 31, 2019 based on

Bristow’s historical financials and Bristow Forecasts), then subtracted the estimated net debt of Bristow and assumed pension liability as of December 31, 2019. This analysis implied a range of values for the shares of Bristow Common Stock of approximately $466 million to $586 million.
Based on the analysis of the NTM EV/EBITDA Multiples for the selected transactions and the Era NTM EV/EBITDA Multiple, Ducera selected a representative multiple range of 7.0x to 8.0x. Ducera applied these ranges to Bristow’s adjusted EBITDA (calculated for the twelve-month period ending on December 31, 2020 based on Bristow Forecasts), then subtracted the estimated net debt of Bristow and assumed pension liability as of December 31, 2019. This analysis implied a range of values for the shares of Bristow Common Stock of approximately $561 million to $712 million.
Ducera’s Relative Contribution Analysis
Ducera then analyzed the respective implied equity values that each of Bristow and Era contribute to the combined company based on the discounted cash flow and market multiple analyses in comparison to the implied equity split in the Merger of 77% to holders of Bristow’s Common Stock and 23% to Era stockholders. The relative discounted cash flow implied equity value analysis utilized the midpoints of Bristow’s and Era’s respective weighted average cost of capital and terminal adjusted EBITDA multiple ranges in each case. The relative market multiple implied equity value analysis utilized the midpoints of Bristow’s and Era’s respective selected multiple ranges of enterprise value to last-twelve-month EBITDA and next-twelve-month EBITDA. This analysis implied the following percentage contributions of Bristow and Era:
Relative Contributions	Bristow	Era
Discounted Cash Flow	76.8%	23.2%
Market Multiples	68.7%	31.3%
General
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Ducera. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Ducera believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Ducera with respect to Bristow’s or Era’s actual value. In arriving at its opinion, Ducera reviewed various financial and operational metrics and forecasts for Bristow and Era, which were made available to Ducera by or on behalf of Bristow. In arriving at its opinion, Ducera did not attribute any particular weight to any analyses or factors, except as noted above, and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Ducera considered the totality of the factors and analyses performed. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Ducera are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Ducera’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses could actually be bought or sold. The selected company reviewed is not identical to Bristow. However, the company selected was chosen because it is a publicly traded company with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to Bristow’s based on business sector participation, financial and other metrics and operating characteristics and services. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the company involved and other factors that could affect the company compared to Bristow.
The terms of the transaction, including the Aggregate Merger Consideration, were determined through arm’s-length negotiations between Bristow and Era and were approved by the Bristow Board. Although Ducera provided advice to the Bristow Board during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Bristow Board. Ducera did not recommend any specific consideration to Bristow or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger. As described in the section entitled “The Merger—Bristow’s Reasons for the Merger and Recommendation of the Bristow Board”, the opinion of Ducera and its presentation to the Bristow Board were among a number of factors taken into consideration by the Bristow Board in making its determination to approve the Merger Agreement and the transactions contemplated thereby.
Certain Unaudited Prospective Financial Information
Certain Era Unaudited Prospective Financial Information
Era does not, as a matter of course, make long-term projections as to future performance available to the public. Era avoids making public projections due to, among other things, the unpredictability of the underlying assumptions and estimates.
In connection with a possible transaction between Era and Bristow, Era management provided certain non-public, unaudited prospective financial information regarding Era’s anticipated results of operations to the Era Board, Bristow and Era’s and Bristow’s respective financial advisors. This unaudited prospective financial information consists of consolidated financial forecasts of Era for fiscal years 2020 through 2024 (the “Era Forecasts”). The Era Forecasts were provided by Era management to the Era Board and Bristow in connection with their evaluation of the Merger and also were provided to Era’s financial advisor, Centerview, in connection with their respective analyses and opinions described in Annex E and titled “Opinion of Centerview Partners LLC” and to Bristow’s financial advisor, Ducera, in connection with its respective analyses and opinions described in Annex F and titled “Opinion of Ducera Securities LLC”.
The Era Forecasts were prepared by Era management and are based on numerous estimates and assumptions at the time of preparation, including assumptions regarding general market-level forecasts driven by market growth-rate projections, as well as anticipated contract renewals and discretionary spending, and also assume no new restructuring activities, acquisitions (other than ordinary course capital expenditures) or divestitures. The Era Forecasts were based on information and market factors known to Era management as of December 2019. The Era Forecasts reflect the Era helicopter transportation businesses on a standalone basis, without giving effect to the Merger, the impact of negotiating or executing the Merger, the expenses that have been or may be incurred in connection with consummating the Merger, or the potential synergies (including the projected synergies described below) that may be achieved by the Combined Company as a result of the Merger.
The Era Forecasts were prepared to assist Era’s consideration of the potential transaction with Bristow. The forecasted financial information contained in this section entitled “Certain Unaudited Prospective Financial Information” was not audited nor was it prepared for public disclosure. The inclusion of this information in this joint proxy and consent solicitation statement/prospectus does not constitute an admission or representation by Era or Bristow that the information is material. You should note that this forecasted financial information constitutes forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 for additional information.
The summary of the Era Forecasts is included in this joint proxy and consent solicitation statement/prospectus to give Era stockholders and Bristow stockholders access to non-public information that was provided to the Era Board, Bristow and Era’s and Bristow’s respective financial advisors (in each case, as and to the extent described in this section entitled “Certain Unaudited Prospective Financial Information”) in connection with evaluating the Merger and the transactions contemplated thereby.
Era uses certain financial measures in the Era Forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Era believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. These non-GAAP financial measures are not reported by all of Era’s competitors and may not be directly comparable to similarly titled measures of Era’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Era Forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Era Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Era Board, Bristow, or Era’s or Bristow’s respective financial advisors in connection with the Merger. Accordingly, no reconciliation of the financial measures included in the Era Forecasts is provided in this joint proxy and consent solicitation statement/prospectus.
The Era Forecasts included the unlevered, after-tax free cash flows that Era was forecasted to generate during the year ending December 31, 2020 through the year ending December 31, 2024. Era’s unlevered, after-tax free cash flows were calculated as (i) adjusted non-GAAP earnings before interest and taxes, less (ii) taxes, capital expenditures and increase in net working capital, plus (iii) depreciation & amortization and net proceeds from asset sales. Era’s management team assumed an effective tax rate of 21%. Era management’s assumptions around capital expenditures were based on future asset requirements to support the projected growth in revenues. Net working capital requirements were based on projected revenues and expenditures and other assumptions based on historical trend data.
The following is a summary of Era’s unlevered, after-tax free cash flows (amounts may reflect rounding):
	Year Ended December 31
(in millions)	2020E	2021E	2022E	2023E	2024E
Operating income	$1	$3	$10	$14	$19
Less: Income tax	$0	$(1)	$(2)	$(3)	$(4)
Net operating profit after tax	$1	$2	$8	$11	$15
Depreciation and amortization	$40	$41	$35	$32	$29
Capital expenditure	$(7)	$(7)	$(12)	$(16)	$(20)
Change in net working capital	$(5)	$(1)	$0	$0	$0
Unlevered free cash flow(1)	$28	$36	$30	$27	$25
(1)
Unlevered Free Cash Flow was calculated for use by Centerview in connection with its discounted cash flow analysis described in the section entitled “The Merger — Opinion of Era’s Financial Advisor” and equals operating income less taxes, capital expenditures, and increase in net working capital, plus depreciation and amortization, each as set forth in Era’s unaudited prospective financial information and approved for Centerview’s use by Era management.

The following is a summary of the values for revenue and adjusted EBITDA contrained in the Era Forecasts (amounts may reflect rounding):
	Year Ended December 31
(in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$235	$245	$250	$259	$270
Adjusted EBITDA(1)	$41	$44	$45	$47	$49
(1)
Adjusted EBITDA, a non-GAAP term, is net income excluding certain disclosed items which Era does not believe to be indicative of underlying business trends, including interest expense, the write-off of financing costs, income tax provision, depreciation and amortization expense, non-controlling interests, and business separation, restructuring and other one-time, non-recurring costs.

The following is a summary of the calculations underlying the Adjusted EBITDA values in the Era Forecasts (amounts may reflect rounding):
	Year Ended December 31
(in millions)	2020E	2021E	2022E	2023E	2024E
Net income (loss)	$(7)	$(6)	$0	$4	$8
Depreciation and amortization	$40	$41	$35	$32	$29
Interest income	$(3)	$(3)	$(3)	$(3)	$(3)
Interest expense	$13	$13	$12	$12	$12
Income tax expense / (benefit)	$(2)	$(1)	$1	$2	$3
Adjusted EBITDA	$41	$44	$45	$47	$49

Certain Bristow Unaudited Prospective Financial Information
Bristow does not, as a matter of course, make public long-term forecasts nor internal projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the Merger, Bristow management prepared certain unaudited internal financial forecasts with respect to Bristow (the “Bristow Forecasts”), which were provided to the Bristow Board in connection with its evaluation of the Merger. Such forecasts also were provided to Ducera for its use and reliance in connection with its financial analyses and opinion described in “The Merger—Opinion of Bristow’s Financial Advisor”, as well as Centerview and Era. Ducera was authorized by Bristow to rely upon the Bristow Forecasts for Bristow in the performance of Ducera’s financial analyses and the preparation of such opinion.
The inclusion of this information should not be regarded as an indication that any of Bristow, its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
This information was prepared solely for internal use at the time of its preparation and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Bristow management as described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. The unaudited prospective financial information reflects assumptions made at the time of its preparation, both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Bristow can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.
In addition, because the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described in “Risk Factors”. Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information”.
The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP or published guidelines of the SEC for preparation and presentation of prospective financial information. Neither Bristow’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Bristow’s independent registered public accounting firm to Bristow contained elsewhere in this joint proxy and consent solicitation statement statement/prospectus, relates to historical financial information of Bristow, and such report does not extend to the projections included below and should not be read to do so. The unaudited prospective financial information set forth in “The Merger—Certain Bristow Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, Bristow management.
Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Bristow can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the Merger Agreement, as of the date of this joint proxy and consent solicitation statement/prospectus or as of the Bristow Consent Deadline, similar estimates and assumptions would be used. Except as required by applicable securities laws, Bristow does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information represented the best good-faith estimates and judgments of the management team of Bristow that prepared such information at the time of preparation, but it does not take into account all the possible financial and other effects on Bristow or Era of the Merger, the effect on Bristow or Era of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the unaudited prospective financial information does not take into account the effect on Bristow or Era of any possible failure of the Merger to occur. None of Bristow, Era, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Bristow stockholder or Era stockholder or other person regarding Bristow’s or Era’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Bristow, Era, their respective advisors or any other person that it is viewed as material information of Bristow or Era, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial included below is not being included to influence the decision of any Bristow stockholder or Era stockholder on whether to consent to or vote in favor of, as applicable the Bristow Merger Proposal, the Era Stock Issuance Proposal or any other proposal to be considered with regard to the Bristow consent solicitation or the Era annual meeting, as applicable, but is being provided solely because it was authorized by Bristow management to be used and relied upon by Ducera in connection with its financial analysis and opinion described in “The Merger—Opinion of Bristow’s Financial Advisor”, which forecasts were provided to the Bristow Board in connection with its evaluation of the Merger.
In light of the foregoing, and considering that the Bristow consent solicitation and the Era annual meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Bristow stockholders and Era stockholders, respectively, are cautioned not to place undue reliance on such information, and Bristow and Era urge all Bristow stockholders and Era stockholders to review Bristow’s historical consolidated financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus and Era’s most recent SEC filings for a description of Era’s reported financial results. See “Where You Can Find More Information”.
Bristow uses certain financial measures in the Bristow Forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Bristow believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. These non-GAAP financial measures are not reported by all of Bristow’s competitors and may not be directly comparable to similarly titled measures of Bristow’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Bristow Forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Bristow Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Bristow Board, Era, or Bristow’s or Era’s respective financial advisors in connection with the Merger. Accordingly, no reconciliation of the financial measures included in the Bristow Forecasts is provided in this joint proxy and consent solicitation statement/prospectus.

The following table presents certain unaudited prospective financial information of Bristow prepared by Bristow management for the three months ending March 31, 2020 and the fiscal years ending March 31, 2021 through 2025 for the Bristow Board, Ducera, Centerview and Era and approved for Ducera’s use by Bristow management. This information reflects assumptions made at the time of its preparation, based on current financial information of Bristow, including extensive discussions with Bristow’s key operating and financial leaders, and included: (i) a bottom-up projection model based on aircraft and cost detail, including a review of Bristow’s employee headcount, flight hours and maintenance requirements, lease costs and capital expenditure requirements; (ii) known customer contract expirations during the period and assumptions with respect to Bristow’s ability to (x) retain existing customer contracts and (y) enter into new customer contracts as driven by market growth-rate projections; (iii) assessments of risks and opportunities to produce a balanced outlook; and (iv) assumptions as to the lack of any divesture of Bristow’s current operations.
	Three Months Ending March 31,	Year Ending March 31,
(in millions)	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$298	$1,303	$1,338	$1,372	$1,406	$1,441

Net Income (Loss)	$(51)	$20	$36	$47	$55	$63
Depreciation and Amortization	$28	$110	$111	$111	$111	$111
Interest Expense	$12	$35	$32	$32	$32	$32
Income Tax Expense / (Benefit)	$(1)	$2	$3	$—	$—	$—
Loss on Asset Disposal	$39	$—	$—	$—	$—	$—
Special Items	$—	$—	$—	$—	$—	$—
Adjusted EBITDA(1)	$27	$167	$183	$190	$198	$206
Cash Taxes	$(1)	$(19)	$(19)	$(19)	$(19)	$(19)
Capital Expenditures	$(3)	$(25)	$(25)	$(20)	$(20)	$(20)
Change in Net Working Capital	$(1)	$(11)	$(1)	$(5)	$(5)	$(5)
UK Pension Plan Obligation	$(3)	$(12)	$(12)	$(12)	$(12)	$(12)
Unlevered Free Cash Flow(2)	$ 19	$ 101	$ 127	$ 135	$ 143	$ 150
(1)
Adjusted EBITDA, a non-GAAP term, is net income excluding certain disclosed items which Bristow does not believe to be indicative of underlying business trends, including interest expense, the write-off of financing costs, income tax provision, depreciation and amortization expense, non-controlling interests, and business separation, restructuring and one-time, non-recurring costs.

(2)
Unlevered Free Cash Flow was calculated for use by Ducera in connection with its discounted cash flow analysis described in the section entitled “The Merger — Opinion of Bristow’s Financial Advisor” and equals Adjusted EBITDA less cash taxes, capital expenditures, change in net working capital and U.K. pension plan obligations, each as set forth in Bristow’s unaudited prospective financial information and approved for Ducera’s use by Bristow management.

Material U.S. Federal Income Tax Consequences of the Merger
The following summary describes the anticipated material U.S. federal income tax consequences of the Merger to U.S. holders of Bristow Common Stock that exchange their shares of Bristow Common Stock for shares of Era Common Stock in the Merger. The discussion is based on the provisions of the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Any such change to applicable tax law could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under foreign, state, and local laws, U.S. federal laws other than those pertaining to income tax, and U.S. federal laws applicable to alternative minimum taxes or the “Medicare” tax on net investment income, are not addressed in this joint proxy and consent solicitation statement/prospectus.
For purposes of this discussion, the term “U.S. holder” is used to mean a beneficial owner of Bristow Common Stock that is:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Merger. This discussion addresses only those U.S. holders of Bristow Common Stock that hold their Bristow Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Bristow Common Stock in light of their individual circumstances or to holders of Bristow Common Stock that are subject to special rules, for example:
•	financial institutions;
•	pass-through entities (or other entities or arrangements classified as pass-through entities for U.S. federal income tax purposes) or investors in pass-through entities;
•	insurance companies;
•	mutual funds;
•	tax-exempt organizations or governmental organizations;
•	dealers or brokers in securities or currencies;
•	persons that hold Bristow Common Stock that are subject to the alternative minimum tax;
•	retirement or other tax-deferred accounts;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Bristow Common Stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons required to accelerate the recognition of any item of gross income with respect to Bristow Common Stock as a result of such income being recognized on an applicable financial statement;
•	persons who are not citizens or residents of the United States or who are U.S. expatriates or former citizens or long-term residents of the United States; and
•	holders who acquired their shares of Bristow Common Stock through the exercise of an employee stock option or otherwise as compensation.
If a partnership or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds Bristow Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Merger to them.
No IRS rulings will be sought by Bristow or Era with respect to the Merger, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this joint proxy and consent solicitation statement/prospectus. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within Bristow’s or Era’s control. You should consult with your own tax advisor as to the tax consequences of the Merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Bristow’s obligation to complete the Merger is conditioned on, among other things, the receipt by Bristow of an opinion from Kirkland & Ellis LLP, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on the assumption that the Merger will be completed in the manner set forth in the Merger Agreement and in the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus is a part, on facts and representations contained in letters provided by Bristow and Era in connection with the Merger and delivered at the time of closing, on the assumption that the facts and representations included in such representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Bristow and Era, and on certain other assumptions stated in the opinion. If any of the assumptions or representations upon which the reorganization opinion is based are inconsistent with the actual facts with respect to the Merger, the anticipated U.S. federal income tax consequences of the Merger could be adversely affected. The reorganization opinion will not be binding on the IRS. As discussed above, neither Bristow nor Era intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger, and there is no guarantee that the IRS or a court will treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the Merger qualifies as a “reorganization” under Section 368(a) of the Code, the material U.S. federal income tax consequences to U.S. holders will be as follows:
•
no gain or loss will be recognized by U.S. holders of Bristow Common Stock who receive shares of Era Common Stock in exchange for shares of Bristow Common Stock pursuant to the Merger (except for any gain or loss that may result from the receipt of cash in lieu of fractional shares of Era Common Stock that a U.S. holder of Bristow Common Stock would otherwise be entitled to receive, as discussed below under “—Cash Received In Lieu of a Fractional Share of Era Common Stock”);

•
the aggregate basis of the Era Common Stock received by a U.S. holder of Bristow Common Stock in the Merger (including fractional shares of Era Common Stock deemed received and exchanged for cash as described below) will be the same as the aggregate basis of the Bristow Common Stock for which it is exchanged; and

•
the holding period of the Era Common Stock received by a U.S. holder in exchange for shares of Bristow Common Stock (including fractional shares of Era Common Stock deemed received and exchanged for cash as described below) will include the holding period of the Bristow Common Stock for which it is exchanged.

If U.S. holders of Bristow Common Stock acquired different blocks of shares of Bristow Common Stock at different times or at different prices, such U.S. holders' basis and holding period will be determined separately with respect to each block of Bristow Common Stock. Any such U.S. holders should consult their tax advisors regarding the manner in which Era Common Stock received in the exchange should be allocated among different blocks of Bristow Common Stock and with respect to identifying the basis or holding periods of the particular shares of Era Common Stock received in the Merger.
Cash Received In Lieu of a Fractional Share of Era Common Stock
A U.S. holder of Bristow Common Stock who receives cash in lieu of a fractional share of Era Common Stock will be treated as having received the fractional share pursuant to the Merger and then as having sold the fractional share for cash. As a result, such U.S. holder of Bristow Common Stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, such U.S. holder's holding period for such shares is greater than one year. For U.S. holders of Bristow Common Stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
Payments of cash to a U.S. holder of Bristow Common Stock pursuant to the Merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding, unless such U.S. holder provides the Exchange Agent with its taxpayer identification number and proof of an applicable exemption and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder of Bristow Common Stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such U.S. holder's federal income tax liability; provided that such U.S. holder timely furnishes the required information to the IRS.
A U.S. holder of Bristow Common Stock who receives Era Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. holder of Bristow Common Stock who receives Era Common Stock in the Merger and who is a “significant holder” will be required to file a statement with such U.S. holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the Merger, the date of the Merger, such U.S. holder's basis in the Bristow Common Stock surrendered and the fair market value of Era Common Stock and cash received in the Merger. A “significant holder” is a holder of Bristow Common Stock who, immediately before the Merger, owned either (i) at least 1% of the outstanding stock of Bristow (by vote or value) or (ii) securities of Bristow with a basis for U.S. federal income tax purposes of at least $1 million.
The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Tax matters are very complicated, and the tax consequences of the Merger to you will depend upon the facts of your particular situation. Accordingly, as a U.S. holder of Bristow Common Stock, you should, and Bristow and Era strongly urge you to, consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the Merger, the effect of any potential changes in tax laws, and the applicability or any tax return reporting requirements.
Accounting Treatment
The Merger
The Merger will be accounted for as an acquisition by Bristow of Era under GAAP. Bristow is being treated as the acquirer pursuant to GAAP, notwithstanding the fact that a wholly-owned subsidiary of Era is acquiring Bristow, because, among other considerations, immediately following the Effective Time of the Merger: (i) former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock and (ii) the board of directors of the Combined Company will initially consist of eight directors, including six Bristow designees. The Merger will be accounted for under the acquisition method of accounting under GAAP. Under the acquisition method of accounting, for the purposes of the unaudited pro forma condensed combined consolidated financial information, management of Bristow and Era have determined a preliminary estimated purchase price for Era, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Information – Note 5: Estimated Purchase Consideration and Preliminary Purchase Price Allocation” beginning on page 132 for additional information. Era’s net tangible and intangible assets acquired and liabilities assumed in connection with the Merger are recorded at their estimated acquisition date fair values. Any excess of the fair value of Era’s identified net assets acquired over the estimated purchase price will be recognized as a gain on bargain purchase. A final determination of the estimated fair values of these assets and liabilities will be based on Era’s actual net tangible and intangible assets as of the date of completion of the Merger.
Fresh-start Accounting
As discussed in Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus, Bristow applied fresh-start accounting as of October 31, 2019. Adopting fresh-start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit. The cancellation of all existing shares outstanding on the Emergence Date and issuance of new shares in the reorganized company caused a related change of control under GAAP. The unaudited pro forma condensed combined consolidated statements of operations gives effect to the fresh-start accounting as of January 1, 2019.
On the Emergence Date (as defined herein), Bristow adopted fresh-start accounting as required by GAAP. Bristow qualified for fresh-start accounting because (i) the holders of then-outstanding voting shares of the pre-emergence debtor-in-possession received less than 50% of the voting shares of the post-emergence successor entity and (ii) the reorganization value of Bristow’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims.
As a result of the application of fresh-start accounting, as well as the effects of the implementation of the Bristow Plan of Reorganization, Bristow’s condensed consolidated financial statements subsequent to October 31, 2019, are not comparable with its consolidated financial statements prior to that date.
Interests of Certain Persons in the Merger
Interests of Certain of Era’s Directors and Executive Officers in the Merger
Certain of the directors and executive officers of Era have interests in the Merger that are different from, or in addition to, the interests of stockholders of Era generally. The members of the Era Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the stockholders of Era approve the Merger-Related Proposals. Era’s stockholders should take these interests into account in deciding whether to vote “FOR” the Merger-Related Proposals. The interests of each director and executive officer of Era, if any, are described in more detail below, and certain of them are quantified within the narrative disclosure.
The amounts presented in the following discussion do not reflect the impact of applicable withholding or other potential taxes. As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Era’s executive officers and directors may materially differ from the amounts set forth in this section.
Acceleration of Era Equity Compensation Awards in Connection with the Merger
The consummation of the Merger will be a “change in control” as defined under the Era 2012 Share Incentive Plan (the “2012 Plan”). Pursuant to the terms of the 2012 Plan and the applicable award agreements, upon a “change in control”, all outstanding equity-based compensation awards that are unvested and that were issued prior to January 23, 2020, upon completion of the change in control (other than the 2020 Equity Awards, as described below) will become fully vested and exercisable.
In February 2020, the Era Board adopted new forms of award agreements to be used in connection with annual equity grants made in 2020 (the “2020 Equity Awards”). These award agreements provide that the 2020 Equity Awards will not accelerate solely upon the consummation of the Merger. Rather, such awards will continue to vest in accordance with the terms of the original vesting schedule. If, following the consummation of the Merger, the holder of such awards is terminated by the Combined Company without “cause”, or as a result of the holder’s retirement, death or disability, or, with respect to holders who are participants in the Era Severance Plan (as defined below), as a result of the holder’s resignation for “good reason”, then 2020 Equity Awards that are unvested as of the termination date will immediately vest.
The table below summarizes the number of Era Restricted Stock Awards held by Era’s directors and executive officers that are unvested as of March 25, 2020. None of the executive officers hold unvested stock options.
Name	Number of Restricted Shares
Christopher S. Bradshaw	273,932
Jennifer Whalen	83,130
Crystal Gordon	109,774
Stuart Stavley	66,865
Paul White	66,865
Grant Newman	72,354
Charles Fabrikant	8,086
Ann Fairbanks	8,086
Christopher P. Papouras	8,086
Yueping Sun	8,086
Steven Webster	8,086
*
The table above assumes that the 2020 Equity Awards will accelerate in connection with the consummation of the Merger as a result of an involuntary termination occurring immediately following such date.

Era Senior Executive Severance Plan
On June 24, 2015, Era adopted the Era Group Inc. Senior Executive Severance Plan (the “Era Severance Plan”). All of Era’s current executive officers are participants in the Era Severance Plan, as well as certain other select employees of Era.
Under the Era Severance Plan, an eligible executive officer whose employment is terminated by Era without “cause” (as defined in the Era Severance Plan) or who resigns for “good reason” (as defined in the Era Severance Plan) within the two years following the Merger (or, in certain circumstances described in the Era Severance Plan, within the six month period prior to the consummation of the Merger), will be entitled to receive (subject to the executive officer’s execution of a release of claims in favor of Era and agreement to a one-year post-termination noncompetition covenant and a two-year post-termination employee and customer non-solicitation covenant):
•	a lump sum cash payment equal to two times the sum of annual base salary and target annual bonus (three times for Era’s President and Chief Executive Officer);
•	pro-rata target bonus for the year of termination;
•	lump sum cash payment equal to COBRA premiums for 18 months; and
•	outplacement services not to exceed $25,000.
The Era Severance Plan uses the same definition of a “change in control” as the 2012 Plan. Therefore, the consummation of the Merger will be a “change in control” under the Era Severance Plan.
For a quantification of the potential payments payable under the Era Severance Plan to Era’s named executive officers, see “Quantification of Potential Payments and Benefits to Era’s Named Executive Officers in Connection with the Merger” below. Currently, all of Era’s executive officers are considered named executive officers of Era pursuant to applicable SEC rules.
Membership on the Combined Company’s Board of Directors
Immediately following the Merger, the Combined Company’s board of directors is expected to be composed of eight directors. Six of the directors will be designated by Bristow, including G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian D. Truelove. In addition, Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era, are expected to serve of the board of the Combined Company. Promptly after the Closing Date, subject to SEC and stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
Executive Officers of the Combined Company
The Merger Agreement provides that following the consummation of the Merger, Christopher S. Bradshaw, President and Chief Executive Officer of Era, will serve as the President and Chief Executive Officer of the Combined Company. The rest of the senior management team of the Combined Company will be named at a future date.

Quantification of Potential Payments and Benefits to Era’s Named Executive Officers in Connection with the Merger
The information set forth below is being provided pursuant to Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Merger that Era named executive officers could receive in connection with the Merger. Such amounts have been calculated assuming that (i) the completion of the Merger occurs on June 30, 2020, (ii) the fair market value of a share of Era is $10.02, the average closing price of a share of Era Common Stock over the first five business days following the first public announcement of the Merger, (iii) each named executive officer experiences a qualifying termination under the Era Severance Plan immediately following the completion of the Merger, (which assumption with respect to Mr. Bradshaw is for illustrative purposes only, given he is expected to continue as Chief Executive Officer of the Combined Company), and (iv) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Some of the assumptions used in the table below are estimates because the information is not currently available and, as a result, the actual amounts to be received by any of the named executive officers below may materially differ from the amounts set forth below.
Name	Benefits(1)	Cash ($)(2)	Equity ($)(3)	Total ($)
Christopher Bradshaw	44,890	5,473,125	2,744,799	8,262,814
Crystal Gordon	59,264	1,593,750	1,099,935	2,752,950
Jennifer Whalen	46,346	1,143,125	832,963	2,022,434
Stuart Stavley	35,181	1,014,063	669,987	1,719,231
Paul White	58,893	1,014,063	669,987	1,742,943
Grant Newman	54,205	1,014,063	724,987	1,793,254
(1)	Represents an amount equal to 18 months’ COBRA continuation plus $25,000 per executive in respect of outplacement services.
(2)
Represents (i) lump sum cash payment equal to two times the sum of annual base salary and target annual bonus for 2020 (three times for Era's President and Chief Executive Officer), and (ii) a pro-rated target bonus in respect of fiscal year 2020.

(3)
Represents the number of unvested restricted shares multiplied by $10.02, the average closing price of a share of Era Common Stock over the first five business days following the first public announcement of the Merger. None of the executive officers hold unvested stock options.

Interests of Certain of Bristow’s Directors and Executive Officers in the Merger
Certain of the directors and executive officers of Bristow have interests in the Merger that are different from, or in addition to, the interests of stockholders of Bristow generally. The members of the Bristow Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the stockholders of Bristow approve the Bristow Merger Proposal. Bristow’s stockholders should take these interests into account in deciding whether to vote “FOR” the Bristow Merger Proposal. The interests of each non-employee director and executive officer of Bristow, if any, are described in more detail below, and certain of them are quantified within the narrative disclosure.
Accelerated Vesting of Equity Awards upon a Qualifying Termination
Outstanding equity awards granted under the Bristow Group Inc. 2019 Management Incentive Plan (the “Bristow MIP”) to Bristow’s employees, including its executive officers, contain a four-year vesting schedule where 25% of the underlying shares vest in annual tranches, subject to continued employment or service with Bristow or an affiliate (which would include the Combined Company).
The consummation of the Merger will not be a “change in control” as defined under the Bristow MIP, and therefore the vesting of outstanding equity awards will not accelerate solely upon the consummation of the Merger. However, pursuant to the terms of the Bristow MIP and the applicable award agreements, upon a “Qualifying Termination” (i.e., a termination by Bristow without “cause” or resignation by the executive officer for “good reason”) of a Bristow employee, a pro-rata portion of the then-current vesting tranche will immediately vest as of such executive’s termination date, provided that if such termination occurs on or prior to October 31, 2020, then 25% of the shares subject to the equity award will immediately vest as of the termination date. Such accelerated vesting is subject to execution of an effective release of claims in favor of Bristow and continued compliance with certain restrictive covenants, as described below.

In addition, each award granted under the Bristow MIP to Bristow’s directors (other than Bristow’s chief executive officer) provides for full accelerated vesting upon a termination of such director’s service with Bristow due to death, disability, or a requirement that such director resign from the Bristow Board in accordance with certain requirements contained in the Bristow Stockholders Agreement. For purposes of this joint proxy and consent solicitation statement/prospectus, it is assumed that each current director of Bristow will be appointed to the board of directors of the Combined Company, and as a result none of their Bristow equity awards will be subject to accelerated vesting in connection with the Merger.
The table below summarizes the number of Bristow restricted stock units (“Bristow RSUs”) covering Bristow Common Stock and Bristow Preferred Stock, and Bristow stock options covering Bristow Common Stock and Bristow Preferred Stock, held by Bristow’s executive officers that are unvested as of March 31, 2020.
	Number of Unvested RSUs		Number of Unvested Options
	Common	Preferred	Common	Preferred
L. Don Miller	72,216	43,395	48,144	28,930
Brian J. Allman	16,293	9,790	10,862	6,527
Robert Phillips	19,375	11,642	12,917	7,762
Alan Corbett	19,375	11,642	12,917	7,762
Victoria V. Lazar	16,953	10,187	11,302	6,791
For a quantification of the potential value of accelerated vesting of equity awards granted under the Bristow MIP to Bristow’s named executive officers in connection with a Qualifying Termination, see “Quantification of Potential Payments and Benefits to Bristow’s Named Executive Officers in Connection with the Merger” below. For purposes of this joint proxy and consent solicitation statement/prospectus, it is assumed that all of Bristow’s executive officers would be considered named executive officers of Bristow pursuant to applicable SEC rules.
Severance Plan
On October 31, 2019, Bristow adopted the Bristow Group Inc. Amended and Restated 2019 Management Severance Benefits Plan (the “Bristow Severance Plan”). All of Bristow’s current executive officers are participants in the Bristow Severance Plan. The Bristow Severance Plan uses the same definition of a “change in control” as the Bristow MIP. Therefore, the consummation of the Merger will not be considered a change in control under the Bristow Severance Plan.
Under the Bristow Severance Plan, an eligible executive officer whose employment is terminated by Bristow upon a Qualifying Termination, other than during the two-year period following a change in control, will be entitled to receive the following severance payments and benefits:
•	12 months of salary continuation payments (24 months in the case of Bristow’s chief executive officer);
•	A pro-rated annual bonus for the year of termination, determined based on actual performance for the fiscal year;
•	company-paid COBRA premiums for 18 months; and
•	twelve months of outplacement services.
The severance benefits summarized above are subject to the executive officer’s execution of a release of claims in favor of Bristow, and compliance with a one-year post-termination noncompetition covenant and a two-year post-termination employee and customer non-solicitation covenant.
For a quantification of the potential payments payable under the Bristow Severance Plan to Bristow’s named executive officers, see “Quantification of Potential Payments and Benefits to Bristow’s Named Executive Officers in Connection with the Merger” below.
Transaction and Retention Bonuses
On January 3, 2020, Bristow entered into an Incentive Agreement with Mr. Miller that provides for a lump sum cash payment of $750,000 (less applicable withholdings and deductions) if the Merger closes on or before July 1, 2020, subject to his continued employment with Bristow through the Closing Date. In addition, Mr. Miller will remain eligible to receive such transaction bonus, subject to the same Merger closing timing requirement, if his employment with Bristow is terminated prior to the Closing Date due to a Qualifying Termination, his death, or the inability to perform his duties on a full-time basis as a result of incapacity due to mental or physical illness. In addition, the July 1, 2020 deadline for the Merger closing is waived in the event that the Merger has not closed by such date solely due to the lack of one or more regulatory approvals related to the Merger. Such transaction bonus, if earned, is payable within thirty days following the closing of the Merger.
In February 2020, Bristow entered into retention bonus letter agreements with certain employees, including each of its executive officers (other than Mr. Miller), which provide for a lump sum cash payment to be paid on or about February 26, 2021, subject to such employee’s continued employment with Bristow through such date. The amount of each such retention bonus payable to Bristow executive officers (other than Mr. Miller) is $300,000 (less applicable withholdings and deductions). If an executive officer’s employment with Bristow is terminated without cause or such executive resigns for good reason (each as defined in such executive’s employment or equity award agreements), then the retention bonus will be payable on the later of the original payment date and the 60th day following such executive’s employment termination date, and payment will also be conditioned on execution of a release of claims in favor of Bristow and compliance with any restrictive covenants contained in an agreement between such executive and Bristow or its affiliates.
Employee Benefits
For a description of benefits that will be provided by Era or the surviving entity to certain individuals who become employees of Era at the Effective Time and who were employees of Bristow or any of its subsidiaries immediately prior to the Effective Time please see “The Merger Agreement – Employee Matters” beginning on page 112.
Director and Officer Indemnification
The Merger Agreement provides that members of the Bristow Board and executive officers of Bristow will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Merger. For a more detailed description of the provisions of the Merger Agreement relating to director and officer indemnification, please see the section of this joint proxy and consent solicitation statement/prospectus entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 112.
Membership on the Combined Company’s Board of Directors
Immediately following the Merger, the Combined Company's board of directors is expected to initially be composed of eight directors. Six of the directors will be designated by Bristow, including G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian. D. Truelove. In addition, Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era, are expected to serve on the board of directors of the Combined Company. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
Quantification of Payments and Benefits to Bristow’s Named Executive Officers
The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Merger that the Bristow named executive officers could receive in connection with the Merger. Such amounts have been calculated assuming that (i) the completion of the Merger occurs on June 30, 2020, (ii) the fair market value of a share of Bristow Preferred Stock immediately prior to completion of the Merger, after taking into account the conversion required by the Bristow Certificate of Designations upon a “Fundamental Transaction” (as defined in the Bristow Certificate of Designations) is $79.16 (which itself is calculated by multiplying an assumed exchange ratio of Bristow Preferred Stock to Era Common Stock of 7.9 by $10.02, the average closing price of a share of Era Common Stock over the first five business days following the first public announcement of the Merger), (iii) the fair market value of a share of Bristow Common Stock immediately prior to the conversion of Bristow Preferred Stock into Bristow Common Stock and immediately prior to the completion of the Merger is $15.28 (which itself is calculated by multiplying an assumed exchange ratio of Bristow Common Stock to Era Common Stock of 1.525 by $10.02, the average closing price of a share of Era Common Stock over the first five business days following the first public announcement of the Merger), (iv) each named executive officer experiences a Qualifying Termination immediately following the completion of the Merger, and (v) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the Merger. The calculations in the table below also do not include amounts the eligible Bristow named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, or issuances or forfeitures that may occur, prior to the Closing Date. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by any of the named executive officers below may materially differ from the amounts set forth below.
Compensation
	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
L. Don Miller	$2,985,100	$1,479,301	$36,441	$4,500,842
Brian J. Allman	$721,000	$333,738	$26,689	$1,081,427
Robert Phillips	$662,805	$396,873	$22,736	$1,082,414
Alan Corbett	$643,500	$396,873	$28,510	$1,068,883
Victoria Lazar	$643,500	$347,262	$22,736	$1,013,498
(1)	Amounts in this column include the amounts set forth in the table below.
	Cash Severance (Salary) ($)	Cash Severance (Bonus) ($)(4)	Incentive Bonus ($)	Total ($)
L. Don Miller	$1,442,000	$793,100	$750,000	$2,985,100
Brian J. Allman	$412,000	$309,000	—	$721,000
Robert Phillips	$401,700	$261,105	—	$662,805
Alan Corbett	$390,000	$253,500	—	$643,500
Victoria Lazar	$390,000	$253,500	—	$643,500
(2)	All Bristow stock options covering Bristow Preferred Stock and Bristow Common Stock have an exercise price of $36.37 per share.
(3)
Amounts in this column represent the estimated COBRA premiums based on the named executive officer’s current health insurance elections. In the case of Mr. Corbett, the estimate represents the cost to continue private health insurance coverage, and such amount has been converted from British pounds into U.S. dollars using an assumed exchange rate of 1.21. The cost of outplacement benefits is not included.

(4)
The amounts in this column include the full target bonus amount that an executive is eligible to receive for the current fiscal year, but under the terms of the Bristow Severance Plan such executive would only be entitled to receive a prorated portion of such executive’s annual bonus based on actual performance for the relevant period.

Governance of the Combined Company
Immediately following the Merger, the Combined Company’s board of directors is expected to initially be composed of eight directors. Six of the current directors of Bristow, including G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian D. Truelove, are expected to serve as directors of the Combined Company, as are Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
The Chairman of the Combined Company will be reasonably acceptable to each of SDIC and Solus. Subject to applicable law and listing requirements, (a) one of either Robert J. Manzo or Wesley E. Kern and (b) one of either G. Mark Mickelson or Lorin L. Brass will serve on each committee of the Era Board. The Merger Agreement provides that following the consummation of the Merger, Christopher S. Bradshaw, President and Chief Executive Officer of Era, will serve as the President and Chief Executive Officer of the Combined Company.
Treatment of Indebtedness
Upon the completion of the Merger, the Combined Company is expected to have approximately an aggregate of $730 million of indebtedness, including $144 million aggregate principal amount of Senior Unsecured Notes, as well as a number of Bristow’s and its subsidiaries debt facilities that will remain in place after the Merger that are described under “Management’s Discussion and Analysis of Bristow’s Financial Condition and Results of Operations” and in Bristow’s audited and unaudited financial statements, elsewhere in this joint proxy and consent solicitation.
Bristow has repaid a portion of its 2019 Term Loan with proceeds from Bristow’s H225 sale, and prior to the completion of the Merger, Bristow expects to repay the remaining portion of its 2019 Term Loan in full with cash on hand. Additionally, Era’s $125 million Senior Secured Revolver is expected to be terminated in connection with completion of the Merger. Following the Merger, the Combined Company is expected to have access to Bristow’s ABL Facility, which is expected to be increased from $75 million to $112.5 million.
Regulatory Approvals
Consummation of the Merger is conditioned upon the receipt of antitrust approval. Under the provisions of the HSR Act, the Merger may not be consummated until filings are made with the Antitrust Division of the DOJ and the FTC and the expiration of, or early termination of, a 30-calendar day waiting period following the filing. Era and Bristow submitted their respective Notification and Report forms pursuant to the HSR Act on February 6, 2020. On March 9, 2020, Era withdrew its Notification and Report form, and on March 11, Era refiled an updated Notification and Report form, thereby commencing a new 30-day waiting period, which expired on April 10, 2020 without extension or any further action by the US antitrust agencies.
Appraisal Rights
Except as otherwise waived pursuant to the Bristow Stockholders Agreement, Dissenting Shares will not be converted into the right to receive their portion of the Aggregate Merger Consideration, but instead holders of such shares will be entitled to appraisal rights under Section 262 of the DGCL to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. See “The Merger Agreement– Dissenter’s Rights of Appraisal of Holders of Bristow Common Stock” beginning on page 118 for more information. Considering the complexity of Section 262 of the DGCL, dissenting stockholders who may wish to pursue appraisal rights should consult their own legal and financial advisors. See “Appraisal Rights of Bristow Stockholders” beginning on page 239 for more information. For the full text of Section 262 of the DGCL, a copy is attached to this joint proxy and consent solicitation statement/prospectus as Annex J.
Bristow Preferred Stock Conversion
The Merger constitutes a “Fundamental Transaction” under the Bristow Certificate of Designations and, therefore, pursuant to Section 8 thereof, and as set forth in the Merger Agreement, immediately prior to the Effective Time, the Bristow Preferred Stock will be converted into shares of Bristow Common Stock. At the Effective Time, the shares of Bristow Common Stock (including the shares issued pursuant to the Preferred Stock Conversion) collectively will receive a number of shares of Era Common Stock equal to 77% of the equity interests of the Combined Company, as appropriately adjusted for the Reverse Stock Split, if it is effected.
In accordance with the Bristow Certificate of Designations, upon the Preferred Stock Conversion, holders of Bristow Preferred Stock will receive a number of shares of Bristow Common Stock that would be economically equivalent to such holder receiving (as determined in good faith by the Bristow Board) (i) the Liquidation Preference (as defined in the Bristow Certificate of Designations and as described below), multiplied by 102%, plus (ii) the present value (computed using a discount rate based on United States Treasury securities with a maturity closest to October 31, 2024 (the fifth anniversary of the date on which the Bristow Preferred Stock was issued plus 0.5%) as of the Closing Date of the Merger of the expected amount of all remaining dividends that would have accrued on the Bristow Preferred Stock between the Closing Date and October 31, 2024, multiplied by 102% (such amount, the “Preferred Stock Conversion Amount”).
In accordance with Section 5 of the Bristow Certificate of Designations, the Liquidation Preference is equal to the greatest of (i) the Initial Liquidation Preference ($48.51 per share, as defined in the Bristow Certificate of Designations) per share of Bristow Preferred Stock, (ii) an amount that results in the holders of Bristow Preferred Stock achieving the Base Return Amount (as defined in the Bristow Certificate of Designations) and (iii) the amount a holder of Bristow Preferred Stock would have received had such holder converted its shares of Bristow Preferred Stock into shares of Bristow Common Stock immediately prior to the Merger. Although the amounts in clause (ii) and clause (iii) cannot be finally determined until closing, Bristow expects that the Base Return Amount will be the greater of the three amounts noted above, and that, accordingly, the aggregate Liquidation Preference, as calculated in accordance with Section 5 of the Bristow Certificate of Designations, will be equal to the amount that results in the holders of Bristow Preferred Stock achieving the Base Return Amount. Further, assuming, for illustrative purposes only, that the Merger closes on June 30, 2020, Bristow expects the Base Return Amount to equal 1.5x MOIC (as defined in the Bristow Certificate of Designations), or approximately $519 million. Consequently, assuming, for illustrative purposes only, that the Merger closes on June 30, 2020, the Preferred Stock Conversion Amount would be expected to equal approximately $670 million, which represents the aggregate Liquidation Preference of $519 million multiplied by 102% plus the present value (computed as described above) of all remaining dividends that would accrue on the Bristow Preferred Stock between June 30, 2020 and October 31, 2024 multiplied by 102%.
The number of shares of Bristow Common Stock that is economically equivalent to the Preferred Stock Conversion Amount will be based on the value of a share of Era Common Stock as calculated pursuant to Section 5(c)(i) of the Bristow Certificate of Designations. That section provides that the value of a share of Era Common Stock for purposes of the Preferred Stock Conversion will be equal to the greater of (i) 90.0% multiplied by the average of the volume-weighted average price of a share of Era Common Stock for the 30 trading days immediately preceding the Closing Date (the “pre-closing discounted Era VWAP”) and (ii) the price per share of Era common stock im lied by the aggregate consideration in the definitive documents relating to the Merger (the “implied value per Era share”).
The Bristow Board ascribed an equity value to Bristow as of January 23, 2020 (the “signing date”) of $876 million, based on Bristow’s expected run rate Adjusted EBITDA of $165 million, estimated net debt as of December 31, 2019 of $444 million and an Adjusted EBITDA multiple of 8.0x. Based on the illustrative Preferred Stock Conversion Amount described above (approximately $670 million), approximately 76% of Bristow’s equity value would be attributable to the Bristow Preferred Stock. For illustrative purposes only and based on the number of shares of Era Common Stock issued and outstanding as of April 30, 2020, as well as the number of shares underlying Era equity awards issued as of such time, and before taking into account the Reverse Stock Split, if it is effected, the shares of Bristow Common Stock (including shares issued pursuant to the Preferred Stock Conversion and the Bristow Reserve Shares) would convert into the right to receive an aggregate of 72,744,896 shares of Era Common Stock upon consummation of the Merger (or 77% of the equity interests of the combined company as provided under the Merger Agreement). Of these 72,744,896 shares of Era Common Stock, the former holders of Bristow Preferred Stock or Bristow equity awards with respect to Bristow Preferred Stock would be entitled to approximately 76%, or 55,598,495 shares, and the former holders of Bristow Common Stock or Bristow equity awards with respect to Bristow Common Stock would be entitled to the remaining 24%, or 17,146,401 shares. Therefore, assuming for illustrative purposes that the Merger closes on June 30, 2020, and before taking into account the Reverse Stock Split, if it is effected, the implied value per share of Era Common Stock would be $12.04 (or $670 million divided by 55,598,495). As of May 1, 2020, the implied value per share of Era Common Stock would be greater than the average of the VWAP per share of Era Common Stock for the 30 trading days immediately preceding April 30, 2020 ($4.44).
Because certain factors, including the Preferred Stock Conversion Amount and the pre-closing discounted Era VWAP, will not be known until the Closing Date, the number of shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion and the number of shares of Era Common Stock to be issued to Bristow stockholders in the Merger will also not be known until such time. However, the table below sets forth (i) the number of shares of Bristow Common Stock that may be issued (including shares underlying Bristow Preferred Stock options and Bristow Preferred Stock RSUs) based on the illustrative calculation of the Preferred

Stock Conversion Amount set forth above and a range of assumed prices for Era Common Stock, and (ii) the corresponding number of shares of Era Common Stock issued to Bristow stockholders in the Merger before taking into account the Reverse Stock Split, if it is effected. The table begins at the point of equivalence, where the implied value per Era share ($12.04) equals 90.0% of the Era 30-day VWAP ($13.38).
Assumed Era 30-day VWAP	$13.38	$14.00	$15.00	$16.00	$17.00
Preferred Stock Conversion Amount ($ in millions)	$670	$670	$670	$670	$670
(/) greater of pre-closing discounted Era VWAP and implied value per share of Era Common Stock	$12.04	$12.60	$13.50	$14.40	$15.30
Total number of shares of Bristow Common Stock issued prior to the Preferred Stock Conversion	11,952,240	11,952,240	11,952,240	11,952,240	11,952,240
Number of shares of Bristow Common Stock to be issued upon Preferred Stock Conversion	38,756,037	32,389,509	25,604,483	21,169,789	18,044,486
Total number of shares of Bristow Common Stock issued after the Preferred Stock Conversion	50,708,277	44,341,749	37,556,723	33,122,029	29,996,726
Total number of shares of Era Common Stock to be issued to Bristow stockholders	72,744,896	72,744,896	72,744,896	72,744,896	72,744,896
Holders of Bristow Preferred Stock	55,598,495	53,136,638	49,594,195	46,494,558	43,759,584
Holders of Bristow Common Stock (prior to Bristow Preferred Stock Conversion)	17,146,401	19,608,258	23,150,701	26,250,338	28,985,312
Exchange Ratio for Merger (Bristow Common Stock (after Bristow Preferred Stock Conversion) to Era Common Stock)	1.43	1.64	1.94	2.20	2.43

THE MERGER AGREEMENT
The following discussion describes the material provisions of the Merger Agreement. The descriptions of the Merger Agreement in this section and elsewhere in this joint proxy and consent solicitation statement/prospectus are qualified in their entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to carefully read the entire Merger Agreement.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement is included in this joint proxy and consent solicitation statement/prospectus only to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws and is not intended to provide any factual information about Bristow or Era. Furthermore, any factual disclosures about Bristow or Era contained in this joint proxy and consent solicitation statement/prospectus or in Bristow’s or Era’s public reports filed with the SEC may supplement, update or modify the factual disclosures made by such person contained in the Merger Agreement.
The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties:
•	were made solely to the parties to, and only for purposes of, the Merger Agreement and as of specific dates set forth therein and may be subject to more recent developments;
•	may not be intended as statements of fact, but rather as a means of allocating risk between the parties in the event the statements therein prove to be inaccurate;
•
have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.
Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone and should not be relied upon as characterizations of the actual state of facts of Bristow, Era or any of their respective subsidiaries or affiliates.
The Merger
Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Bristow, with Bristow being the surviving company as a direct wholly owned subsidiary of Era.
At the Effective Time, by virtue of the Merger and without any action on the part of Bristow, Merger Sub or Era, each share of Bristow Common Stock issued and outstanding immediately prior to the Effective Time (including (a) any shares of Bristow Common Stock issued as a result of the Preferred Stock Conversion and (b) the Bristow Reserve Shares), other than Dissenting Shares, will be converted automatically into the Per Share Merger Consideration as described in “—Merger Consideration” beginning on page 99.
The Merger will not change the outstanding shares of capital stock of Era.
Effective Time and Closing
The Merger Agreement provides that the consummation of the Merger will take place on (a) the third Business Day after all conditions to effect the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the satisfaction or waiver of those conditions at that time) or (b) such other date and time as agreed to in writing by Bristow and Era (as applicable, the “Effective Time”).
The Merger will be effective at the time of acceptance of a certificate of merger by the Secretary of State of the State of Delaware, or at such subsequent time as Bristow and Era agree and specify in such certificate of merger.

Merger Consideration
At the Effective Time, by virtue of the Merger and without any action on the part of Bristow, Merger Sub or the holders of any securities of Bristow or Merger Sub, the shares of Bristow Common Stock outstanding immediately prior to the closing (including shares issued as a result of the Preferred Stock Conversion and the Bristow Reserve Shares) will be converted into the right to receive an aggregate number of shares of Era Common Stock equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on fully-diluted basis, divided by (y) 23% (i.e., the Aggregate Merger Consideration).
Each holder of Bristow Common Stock, other than holders of Dissenting Shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including, among other things, shares issued as a result of the Preferred Stock Conversion and any shares underlying Bristow options or Bristow RSUs) and, if applicable, cash in lieu of fractional shares. Era stockholders will continue to own their existing Era shares.
All shares of Bristow Common Stock (including shares issued as a result of the Preferred Stock Conversion and the Bristow Reserve Shares) that have been converted into the right to receive the Aggregate Merger Consideration will be automatically cancelled. The holders of certificates that, immediately prior to the Effective Time, represent such shares of Bristow Common Stock or non-certificated shares of Bristow Common Stock represented by book-entry will cease to have any rights, except for the right to receive the Per Share Merger Consideration, among other rights.
Preferred Stock Conversion
Bristow will cause all shares of Bristow Preferred Stock (including all shares of Bristow Preferred Stock underlying Bristow Preferred Stock options and Bristow RSUs in respect of Bristow Preferred Stock) to be converted into shares of Bristow Common Stock prior to the Effective Time.
Exchange and Payment Procedures
Era will appoint a U.S. bank or trust company (subject to Bristow’s reasonable prior approval) to act as an exchange agent (the “Exchange Agent”) under the Merger Agreement.
At or prior to the Effective Time, Era will deposit or cause to be deposited with the Exchange Agent, an aggregate number of shares of Era Common Stock to be issued in uncertificated form or book-entry form comprising the amounts required to be delivered in respect of the Aggregate Merger Consideration and, as necessary from time to time after the Effective Time, any dividends or other distributions payable on such shares of Era Common Stock which had not theretofore been surrendered for exchange or been exchanged (such Era shares provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). The Exchange Agent will deliver the Aggregate Merger Consideration out of the Exchange Fund.
As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Exchange Agent shall mail to each Bristow stockholder whose shares were converted into the Aggregate Merger Consideration a letter of transmittal and associated instructions which will include instructions on how the Bristow stockholders may surrender their certificates or book-entry shares formerly representing shares of Bristow Common Stock.
Upon the surrender of the certificates or book-entry shares to the Exchange Agent together with a duly completed and validly executed letter of transmittal, the holder of such certificates or book-entry shares will be entitled to receive in exchange therefor its portion of the Aggregate Merger Consideration, cash in respect of any fractional shares of Era Common Stock, and any dividends or other distributions with a record date after the Effective Time. No interest shall be paid or accrue on any cash payable upon surrender of any certificate.
Any portion of the Exchange Fund that remains unclaimed by, or otherwise undistributed to, the holders of certificates and book-entry shares as of one year after the Effective Time will be delivered by the Exchange Agent to the Combined Company upon demand. In such event, any former Bristow stockholder that has not claimed their portion of the Aggregate Merger Consideration and any other amounts payable pursuant to the

Merger Agreement may only look to the Combined Company for payment and delivery of their portion of the Aggregate Merger Consideration and any such amounts demanded.
If a certificate has been lost, stolen or destroyed, the Exchange Agent will issue the portion of the Aggregate Merger Consideration deliverable in respect thereof upon receipt of an affidavit as to that loss, theft or destruction and, if reasonably required by the Exchange Agent, the posting of a bond in a customary amount as indemnity against any claim that may be made against it with respect to the certificate, and the Exchange Agent will pay and deliver, in exchange for each share of Bristow Common Stock represented by such lost, stolen or destroyed certificate, the Per Share Merger Consideration.
Treatment of Bristow Equity Awards
Pursuant to the terms of the Merger Agreement, Bristow stock options and other stock-based awards will generally be treated as follows:
Immediately prior to the Effective Time, each option to purchase Bristow Preferred Stock, whether vested or unvested, will be converted into an option to purchase Bristow Common Stock (each, a “Bristow Converted Option”), and each Bristow RSU covering Bristow Preferred Stock, whether vested or unvested, will be converted into a restricted stock unit in respect of Bristow Common Stock (each, a “Bristow Converted RSU”), in each case in the manner contemplated by the Bristow MIP using an exchange ratio determined pursuant to the terms of the Bristow Certificate of Designations in the case of a “Fundamental Transaction” (as defined in the Bristow Certificate of Designations).
Each option to purchase Bristow Common Stock (including Bristow Converted Options), whether vested or unvested, will, as of the Effective Time, be assumed and converted into an option to purchase shares of Era Common Stock (“Replacement Option”), with the number of shares of Era Common Stock subject to each such Replacement Option being equal to the product of (a) the number of shares of Bristow Common Stock subject to the applicable option immediately prior to the Effective Time, multiplied by (b) the Per Share Merger Consideration (with the aggregate number of shares of Era Common Stock subject to the Replacement Option rounded down to the nearest whole number of shares), at an exercise price per share of Era Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the exercise price per share of the applicable option to purchase Bristow Common Stock by (ii) the Per Share Merger Consideration. Each Replacement Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Bristow Option immediately prior to the Effective Time.
Each Bristow RSU (including Bristow Converted RSUs) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, as of the Effective Time, be assumed and converted into the right to receive a number of shares of Era Common Stock (rounded down to the nearest whole share) (“Replacement RSU”), determined by multiplying (a) the number of shares of Bristow Common Stock subject to such Bristow RSU as of immediately prior to the Effective Time by (b) the Per Share Merger Consideration. Each Replacement RSU shall continue to have, and shall be subject to, the same terms and conditions (including settlement conditions) as applied to the corresponding Bristow RSU immediately prior to the Effective Time.
Withholding
The Exchange Agent, Bristow, Era and Merger Sub are permitted to deduct and withhold from any consideration payable under the Merger Agreement any amounts they are required to deduct or withhold under applicable tax laws. Any amounts deducted and withheld under applicable tax law will be paid over to the appropriate governmental entity and will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.
Representations and Warranties
The Merger Agreement contains generally reciprocal representations and warranties made by Bristow to Era and Merger Sub, and by Era and Merger Sub to Bristow. Certain of the representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect (as defined below) qualifications, which means those representation and warranties will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a Material Adverse Effect. In addition, certain of the representations in the Merger Agreement are subject to knowledge qualifications, which means that those representations would not be deemed to be untrue or incorrect as a result of matters which certain employees of the party making the representation did not have actual knowledge.

Each of Bristow, Era and Merger Sub have representations and warranties regarding, among other things:
•	organization, good standing, qualification to do business, governing documents and ownership of subsidiaries;
•	capital structure;
•
corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, the binding nature of such agreements and the corporate authorizations necessary to enter into such agreements;

•	SEC filings and financial statements;
•	absence of undisclosed liabilities;
•	internal controls and procedures;
•	compliance with applicable laws and permits;
•	environmental laws;
•	investigation and litigation matters;
•	disclosure documents;
•	employee benefit plans;
•	absence of certain changes or events since April 1, 2019 for Bristow and December 31, 2018 for Era;
•	absence of conflicts with governing documents, applicable laws or certain material agreements as a result of entering into the Merger Agreement or consummating the Merger;
•	government approvals necessary to enter into the Merger Agreement or consummate the Merger;
•	tax matters;
•	labor matters;
•	intellectual property;
•	real property; personal property;
•	material contracts;
•	insurance policies;
•	aircraft operations;
•	government contracts;
•	brokers, finder, and financial advisor fees;
•	delivery and receipt, as applicable, of an opinion of a financial advisor; and
•	required vote of stockholders.

Definition of Material Adverse Effect
For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Bristow or Era, means any event, change, fact, circumstance, occurrence, development, condition or effect that (a) would reasonably be expected to prevent the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger or delay the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger beyond the End Date or (b) has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Bristow or Era, as the case may be, and its subsidiaries, taken as a whole, provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Material Adverse Effect:
•	changes in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates;
•
any decline in the market price or change in the trading volume of a party’s common stock (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

•	changes or developments in the industries in which Bristow or Era and their respective subsidiaries operate;
•
the negotiation, execution and delivery of the Merger Agreement or the public announcement or pendency of the Merger or other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of Bristow or Era, or any of their respective subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any other litigation relating to the Merger Agreement or the Merger (other than with respect to any representations and warranties of Bristow or Era specifically addressing the impact of the Merger or the Merger Agreement on such matters);

•	the identity of Era or any of its affiliates as the acquiror of Bristow;
•
compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to in writing by Era or Bristow, as applicable, or failure to take any action prohibited by the Merger Agreement;

•	any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism);
•	any pandemic, hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events;
•	changes in law or applicable regulations of any governmental entity;
•	changes in GAAP or accounting standards or the interpretation thereof; or
•
any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (unless subject to another exclusion set forth in this definition, the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

However, any fact, circumstance, event, change or effect referred to with respect to the first, third, seventh, eighth, ninth and tenth bullets listed above will be taken into account in determining whether a Material Adverse Effect has occurred, or would reasonably be expected to occur, to the extent that such facts, circumstances, events, changes or effects have a material and disproportionate adverse effect on Bristow and its subsidiaries, taken as a whole, or Era and its subsidiaries, taken as a whole, as the case may be, compared to other companies operating in the industries in which Bristow and its subsidiaries or Era and its subsidiaries, as the case may be, operate.

Conduct of Business Pending the Merger
Each of Bristow, Era and Merger Sub has agreed that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, except (a) as may be required by applicable law, (b) as may be consented to in writing by Bristow or Era, as applicable (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, each of Bristow, Era and Merger Sub will, and will cause each of their respective subsidiaries to, and will, by exercising governance rights of Bristow or Era, as applicable, or any of its subsidiaries set forth in the organizational documents of any of the Bristow consolidated entities previously disclosed under the Merger Agreement (the “Bristow Consolidated Entities”) or any of the Era consolidated entities previously disclosed under the Merger Agreement (the “Era Consolidated Entities”) and any of the Era unconsolidated entities previously disclosed under the Merger Agreement (the “Era Unconsolidated Entities”, and, together with the Era Consolidated Entities, the “Era Joint Ventures”), as applicable, (to the extent practicable and subject to any applicable fiduciary duty with respect to such Bristow Consolidated Entities or such Era Joint Ventures, as applicable), use reasonable best efforts to cause of each of the Bristow Consolidated Entities or Era Joint Ventures, as applicable, to (a) conduct its business in the ordinary course of business consistent with past practice, and (b) use commercially reasonable efforts to preserve in all material respects existing relations, and goodwill with governmental entities, employees, customers, suppliers, creditors and lessors.
Bristow
Bristow has agreed with Era that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, except (a) as may be required by applicable law, (b) as may be consented to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, Bristow will not, and will not permit any of its subsidiaries to, and, by exercising governance rights of Bristow or any of its subsidiaries set forth in the organizational documents of any Bristow Consolidated Entity (to the extent practicable and subject to any applicable fiduciary duties with respect to such Bristow Consolidated Entity) use reasonable best efforts to cause each of the Bristow Consolidated Entities not to:
•
authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Bristow or its subsidiaries), except by Bristow’s wholly owned subsidiaries or the Bristow Consolidated Entities to Bristow or to any of its other wholly owned subsidiaries or Bristow Consolidated Entities;

•
split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for such transactions by a wholly owned subsidiary or a Bristow Consolidated Entity which remains a wholly owned subsidiary or a Bristow Consolidated Entity after consummation of such transaction;

•
except as required by any material benefit plan of Bristow or as required pursuant to any collective bargaining agreement or other agreement with any union or other labor organization that is in effect: (i) generally increase the compensation or benefits of directors, officers, employees or individual independent contractors (other than increases in compensation made in the ordinary course of business consistent with past practice or increases in benefits resulting from routine changes to welfare benefit programs, as applicable), (ii) enter into any employment, change of control, severance or retention with any current or prospective employee, individual independent contractor, executive officer or director of Bristow or is subsidiaries(except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment), (iii) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other current or prospective employee representative, except for those that are outside the United States or subject to a protocol agreement that explicitly requires the consent of Era prior to approval thereof, (iv) conduct any discussions or negotiations with the Office and Professional Employees International Union with respect to any post-integration operations without the presence of a representative of Era, (v) enter into any new, or amend or terminate any existing, material benefit plan (except as permitted under (i) or (ii) above),

(vi) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Bristow’s current or former employees, individual independent contractors, executive officers or directors or (vii) grant any new options, Bristow RSUs or other equity-based incentive awards;
•	change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes;
•	adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);
•
except for transactions among Bristow and its wholly owned subsidiaries or the Bristow Consolidated Entities or among Bristow’s wholly owned subsidiaries or the Bristow Consolidated Entities, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien), any shares of its capital stock or other ownership interest in Bristow or any subsidiaries or Bristow joint ventures or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Bristow stock option, subject to certain exceptions;

•
except for transactions among Bristow and its wholly owned subsidiaries or the Bristow Consolidated Entities or among Bristow’s wholly owned subsidiaries or the Bristow Consolidated Entities, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Bristow Common Stock (A) from a holder of a Bristow stock option in satisfaction of withholding obligations or in payment of the exercise price or (B) from a holder of Bristow RSUs in satisfaction of withholding obligations upon the settlement of such award;

•
incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), subject to specified exceptions, and the ability to incur indebtedness for borrowed money not in excess of $10,000,000 in aggregate principal amount outstanding at any time in addition to the specified exceptions;

•
subject to certain specified exceptions, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $10,000,000 in the aggregate;

•
modify, amend, terminate or waive any rights under any Bristow material contract in any material respect in a manner which is adverse to Bristow other than in the ordinary course of business or enter into any contract that would constitute a Bristow material contract if entered into prior to the date of the Merger Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Bristow material contract), except Bristow may (x) enter into agreements providing for acquisitions or dispositions that are otherwise permitted under the Merger Agreement and (y) modify, amend, terminate or waive any rights under any maintenance agreement or enter into any maintenance agreement;

•
voluntarily settle, pay, discharge or satisfy judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (other than those expressly permitted under the Merger Agreement or those that involve only the payment of monetary damages less than $10,000,000, excluding from such dollar thresholds amounts covered by any insurance policy of Bristow or any of its subsidiaries or the Bristow Consolidated Entities);

•
make, change or revoke any material tax election, except in the ordinary course of business in a manner consistent with past practice, file any material tax return in a manner that is not consistent with past practice or file any material amended tax return, change any tax accounting period or make a material change in any method of tax accounting, settle or compromise any material tax liability or any audit or other proceeding relating to a material tax, surrender any right to claim a material refund of taxes, seek any tax ruling from any taxing authority, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) or waive or extend the statute of limitations in respect of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);
•
acquire or agree to acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $15,000,000 in the aggregate;

•
adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Bristow (except as otherwise permitted by the Merger Agreement);

•
enter into or amend any material transaction with any affiliate (other than transactions among Bristow and its wholly owned subsidiaries or the Bristow Consolidated Entities or among Bristow’s wholly owned subsidiaries or the Bristow Consolidated Entities);

•	make any material changes to existing insurance policies and programs; or
•	agree, resolve or commit to do, in writing or otherwise, any of the foregoing.
Era and Merger Sub
Each of Era and Merger Sub have agreed with Bristow that during the period from the date of the Merger Agreement until the earlier of the Effective Time or the date on which the Merger Agreement is terminated, except (a) as may be required by applicable law, (b) as may be consented to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or expressly permitted by the Merger Agreement or (d) as previously disclosed as provided in the Merger Agreement, Era and Merger Sub will not, and will not permit any of subsidiaries to, and, by exercising governance rights of Era or any of its subsidiaries set forth in the organizational documents of any Era Consolidated Entity (to the extent practicable and subject to any applicable fiduciary duties with respect to such Era Consolidated Entity) use reasonable best efforts to cause each of the Era Consolidated Entities not to:
•
authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Era or its subsidiaries), except by Era’s wholly owned subsidiaries or the Era Consolidated Entities to Era or to any of its other wholly owned subsidiaries or the Era Consolidated Entities;

•
split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for such transactions by a wholly owned subsidiary or an Era Consolidated Entity which remains a wholly owned subsidiary or an Era Consolidated Entity after consummation of such transaction;

•
except as required by any material benefit plan of Bristow or as required pursuant to any collective bargaining agreement or other agreement with any union or other labor organization that is in effect: (i) generally increase the compensation or benefits of directors, officers, employees or individual independent contractors (other than increases in compensation made in the ordinary course of business consistent with past practice or increases in benefits resulting from routine changes to welfare benefit programs, as applicable), (ii) enter into any employment, severance or retention with any current or prospective employee, individual independent contractor, executive officer or director of Era or is subsidiaries, (iii) enter into any new, or amend any existing, benefit plan, (iv) enter into any new, or amend or terminate any existing, material benefit plan (except as permitted under (i) or (ii) above), (vi) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Era’s current or former employees, individual independent contractors, executive officers or directors or (vi) grant any new options, restricted shares or other equity-based incentive awards;

•	change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes;

•	adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);
•
except for transactions among Era and its wholly owned subsidiaries or among Era’s wholly owned subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital stock or other ownership interest in Era or any subsidiaries or the Era Joint Ventures or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Era stock option, subject to certain exceptions;

•
except for transactions among Era and its wholly owned subsidiaries or among Era’s wholly owned subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Era Common Stock (A) from a holder of an Era stock option in satisfaction of withholding obligations or in payment of the exercise price or (B) from a holder of Era restricted shares in satisfaction of withholding obligations upon the vesting of such award;

•
incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), subject to certain specified exceptions, and the ability to incur indebtedness for borrowed money not in excess of $5,000,000 in aggregate principal amount outstanding in addition to the specified exceptions;

•
subject to certain specified exceptions, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate;

•
modify, amend, terminate or waive any rights under any Era material contract in any material respect in a manner which is adverse to Era other than in the ordinary course of business or enter into any contract that would constitute an Era material contract if entered into prior to the date of the Merger Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Bristow material contract), except Era may (x) enter into agreements providing for the acquisitions or dispositions that are otherwise permitted under the Merger Agreement and (y) modify, amend, terminate or waive any rights under any maintenance agreement or enter into any maintenance agreement;

•
voluntarily settle, pay, discharge or satisfy judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (other than those that involve only the payment of monetary damages less than $3,000,000, excluding from such dollar thresholds amounts covered by any insurance policy of Era or any of its subsidiaries or the Era Joint Ventures);

•
make, change or revoke any material tax election, except in the ordinary course of business in a manner consistent with past practice, file any material tax return in a manner that is not consistent with past practice or file any material amended tax return, change any tax accounting period or make a material change in any method of tax accounting, settle or compromise any material tax liability or any audit or other proceeding relating to a material tax, surrender any right to claim a material refund of taxes, seek any tax ruling from any taxing authority, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) or waive or extend the statute of limitations in respect of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•
acquire or agree to acquire any entity, business or assets that constitute a business or division of any person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), or any assets from any other person, other than acquisitions for consideration (including assumed liabilities) that does not exceed $15,000,000 in the aggregate;

•
adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Era (except as otherwise permitted by the Merger Agreement);

•	enter into or amend any material transaction with any affiliate (other than transactions among Era and its wholly owned subsidiaries or among Era’s wholly owned subsidiaries);
•	make any material changes to existing insurance policies and programs; or
•	agree, resolve or commit to do, in writing or otherwise, any of the foregoing.
No Solicitation of Alternative Proposals
The Merger Agreement contains provisions prohibiting Bristow and Era from seeking or discussing any alternative acquisition proposal to the Merger. In particular, each of Bristow and Era has agreed that from and after the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, it will not, and it will cause its subsidiaries and their respective directors, officers, employees, investment bankers, consultants, attorneys, accountants, agents, advisors, affiliates and other representatives not to, directly or indirectly:
•	initiate, solicit, encourage or facilitate any inquiry, proposal or offer with respect to, or the making, consideration, exploration, submission or announcement of, any Alternative Proposal; or
•
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any persons with respect to or provide any non-public information or data concerning Bristow or Era, as applicable, or their respective subsidiaries to any person that has made or is, to the knowledge of Bristow or Era, as applicable, considering making an Alternative Proposal.

Additionally, from and after the date of the Merger Agreement, Era and Bristow have agreed to instruct and use their respective reasonable best efforts to cause their respective subsidiaries’ representatives to immediately:
•	cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to any Alternative Proposal or a potential Alternative Proposal;
•	terminate access to any physical or electronic data rooms relating to a possible Alternative Proposal; and
•
request that any such person and its representatives promptly return or destroy all confidential information concerning Era or Bristow, as applicable, and their respective subsidiaries theretofore furnished thereto by or on behalf of Era or Bristow, as applicable, or any of its respective subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Era or Bristow, as applicable, and such person.

Notwithstanding the restrictions described above, the Merger Agreement provides that if at any time from and after the date of the Merger Agreement and prior to, as applicable, the Bristow stockholders’ approval of the adoption of the Merger Agreement or the Era stockholders’ approval of the Share Increase Proposal and the issuance of shares of Era Common Stock in connection with the Merger, Era or Bristow, applicable, directly or indirectly receives a written Alternative Proposal from any person and such party is not in material breach of the restrictions above with respect to the person making such Alternative Proposal, the applicable party and its representatives may contact such person to clarify the terms and conditions thereof and (a) such party and its representatives may furnish, pursuant to any acceptable confidentiality agreement, information (including non-public information and data) with respect to such party and its subsidiaries, and afford access to the business, properties, assets, books, records and personnel of such party and its subsidiaries, to the person that has made such Alternative Proposal (provided that such party shall simultaneously make available to the other party any non-public information given to such person with respect to such Alternative Proposal that was not previously made available to such other party) and (b) if the Bristow Board or the Era Board, as applicable, determines in good faith, after consultation with its outside counsel and financial advisor, and provides written notice to Era or Bristow, as applicable, that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined herein), then such party and its representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Alternative Proposal.
Bristow and Era, as applicable, must promptly (and, in any event, within one Business Day of becoming aware of any such event) notify the other party of its entry into an acceptable confidentiality agreement and must also promptly notify, in writing, the other party after receipt of any Alternative Proposal, or any amendment thereto, of the identity of the third party making, and the material terms and conditions of (including copies of any written proposal relating thereto provided to such party or any of its subsidiaries), such proposal and indicate whether such party has entered into discussions or negotiations with such third party. Each of Bristow and Era must keep one another informed in reasonable detail, on a current basis, as to the status of (including changes to any terms of, and any other material developments with respect to) such Alternative Proposal.
Except as permitted below, neither the Bristow Board nor the Era Board (or any committees thereof) will:
•
(a) change, withhold, withdraw, qualify or modify, in a manner adverse to Bristow or Era, as applicable (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the recommendation with respect to the Merger, (b) fail to include the recommendation in this joint proxy and consent solicitation statement/prospectus, (c) approve, adopt, endorse or recommend, or publicly propose to approve, adopt, endorse or recommend to the stockholders of Bristow or Era, as applicable, an Alternative Proposal, (d) if a tender offer or exchange offer for shares of capital stock of Bristow or Era, as applicable, that constitutes an Alternative Proposal is commenced, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the stockholders of Era or Bristow, as applicable (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, and provided that a customary “stop, look and listen” communication by the Bristow Board or the Era Board, as applicable, pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten Business Days after commencement of such tender offer or exchange offer or (e) resolve, propose or agree to do any of the foregoing (any action described in this paragraph, a “Change in Recommendation”); or

•
authorize, adopt or approve, or publicly propose to authorize, adopt or approve Bristow or any of its subsidiaries (in the case of the Bristow Board) or Era or any of its subsidiaries (in the case of the Era Board), to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Alternative Proposal; or

•
except as required by applicable law, make, facilitate or provide information in connection with any SEC or other filings in connection with the transactions contemplated by any Alternative Proposal; or

•	submit to the vote of its stockholders any Alternative Proposal or seek any consents in connection with the transactions contemplated by any Alternative Proposal.
Notwithstanding the foregoing, at any time before the Bristow stockholders’ approval of the adoption of the Merger Agreement or Era stockholders’ approval of the stock issuance pursuant to the Merger, the Bristow Board or the Era Board, as applicable, may make a Change in Recommendation in connection with a Superior Proposal (as defined below) if the Bristow Board or the Era Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisor) that there is the presence of a Bristow Intervening Event (as defined below) or an Era Intervening Event (as defined below), as applicable, or Bristow or Era, as applicable, receives an Alternative Proposal (so long as Bristow or Era, as applicable, is not in material breach of any of the non-solicitation restrictions set forth in the Merger Agreement) that the Bristow Board or the Era Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal.
However, the Bristow Board or the Era Board, as applicable, may only take any of the foregoing actions if:
•
Bristow or Era, as applicable, has provided the other party with (i) at least three Business Days’ prior written notice in advance of taking such action, which notice will specify a reasonably detailed description of such Bristow Intervening Event or Era Intervening Event, as applicable, or the material terms of the Alternative Proposal received by Bristow or Era, as applicable, that constitutes a Superior Proposal, including the identity of the party making the Alternative Proposal, (ii) if applicable, a copy of such written Alternative Proposal or amendment thereto and any other written terms, documents, or proposals provided to Era or Bristow or their respective subsidiaries, as applicable, in connection with such Alternative Proposal and (iii) with respect to any Alternative Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Alternative Proposal or amendment thereto;
•
after providing such notice and prior to taking such actions, each of Bristow and Era has negotiated in good faith, and caused its representatives to negotiate, with the other party (to the extent the other party so desires) during such three Business Day period to make such adjustments to the terms and conditions of the Merger Agreement such that, it would not permit the Bristow Board or Era Board, as applicable, to make a Change in Recommendation pursuant to the standards described above; and

•
following the notice period described above, the Bristow Board or the Era Board, as applicable, has considered in good faith any revisions to the terms of the Merger Agreement proposed by Era (in the case of the Bristow Board) or Bristow (in the case of the Era Board) and has determined in good faith (i) with respect to a Bristow Intervening Event or an Era Intervening Event, as applicable, after consultation with outside counsel, that it would be inconsistent with the directors’ duties under applicable law not to effect a Change in Recommendation and (ii) with respect to a Superior Proposal, after consultation with outside counsel and its financial advisor, that the Alternative Proposal would continue to constitute a Superior Proposal, in each case, if changes offered in writing by Bristow or Era, or applicable were given effect.

Each time material modifications to the terms of an Alternative Proposal determined to be a Superior Proposal are made (it being understood that any change to the financial terms of such proposal shall be considered a material modification), Bristow or Era, as applicable, must notify the other party of such modification, and comply with the requirements described above. With respect to any material change to the facts and circumstances relating to a Bristow Intervening Event or an Era Intervening Event, as applicable, Bristow or Era must, as applicable, notify the other party of such material change and comply again with such requirements.
The foregoing restrictions do not prohibit Bristow or the Bristow Board, or Era or the Era Board, or any of their respective committees, from (i) complying with its disclosure obligations under U.S. federal securities laws, including taking and disclosing to the stockholders of Bristow or Era, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act , (ii) making any “stop, look and listen” communication other any other similar communication pursuant to Rule 14d-9(f) or (iii) making any disclosure if the Exchange Act if, the Bristow Board or the Era Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its duties under applicable law.
As referred to herein, an “Alternative Proposal” means, with respect to Bristow or Era, any bona fide proposal or offer made by any person other than Bristow or Era and their respective affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Bristow or Era, as applicable, (b) the direct or indirect acquisition by any person (including by any asset acquisition, joint venture or similar transaction) of more than 20% of the assets of Bristow or Era, as applicable, and its subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any person of more than 20% of Bristow’s or Era’s, as applicable, equity securities or of the voting power of the outstanding shares of Bristow Common Stock or Era Common Stock, including any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of Bristow’s or Era’s, as applicable, equity securities or shares with 20% or more of the voting power of the outstanding shares of Bristow Common Stock or Era Common Stock, as applicable, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.
As referred to herein, a “Superior Proposal” means, with respect to Bristow or Era, a written Alternative Proposal (with all references to “20%” in the definition of Alternative Proposal being treated as references to “66 2/3%” for these purposes) which did not result from or arise directly in connection with any material breach of the non-solicitation provisions of the Merger Agreement that the Bristow Board or Era Board, as applicable, determines in good faith, after consultation with Bristow’s or Era’s, as applicable, financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Bristow Board or Era Board, as applicable, considers to be appropriate (but including any conditions to and expected timing of consummation of such Alternative Proposal, availability of necessary financing, and all legal, financial and regulatory aspects or risks of such Alternative Proposal and the Merger Agreement), and after taking into account any revisions to the terms and conditions to the Merger Agreement made or proposed and committed to in writing by Era or Bristow, as applicable, in response to such Alternative Proposal, to be more favorable to holders of Bristow shares or Era shares, from a financial point of view, than the transactions contemplated by the Merger Agreement.
As referred to herein, a “Bristow Intervening Event” means any development, occurrence, event, state of facts or change (other than in connection with an Alternative Proposal) with respect to Bristow that is material to the Bristow and its subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by, or the magnitude or consequences of which were not known to or reasonably foreseeable by, the Bristow Board as of or prior to the execution of the Merger Agreement. However, none of the following developments, occurrences, events, states of facts, or changes will constitute a Bristow Intervening Event: (a) any actions by either party that are necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement and (b) (i) the fact that Bristow, Era or any of their respective subsidiaries meets, fails to meet or exceeds internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Bristow Intervening Event to the extent not otherwise excluded under the Merger Agreement), (ii) any change, in and of itself, in the market price or trading volume of Era’s securities (provided that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Bristow Intervening Event to the extent not otherwise excluded under the Merger Agreement) or (iii) any change in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates.
As referred to herein, an “Era Intervening Event” means any development, occurrence, event, state of facts or change (other than in connection with an Alternative Proposal) with respect to the Era that is material to the Bristow and its subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by, or the magnitude or consequences of which were not known to or reasonably foreseeable by, the Era Board as of or prior to the execution of the Merger Agreement. However, none of the following developments, occurrences, events, states of facts, or changes will constitute an Era Intervening Event: (a) any actions by either party that are necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated in the Merger Agreement and (b) (i) the fact that Era, Bristow or any of their respective subsidiaries meets, fails to meet or exceeds internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, an Era Intervening Event to the extent not otherwise excluded under the Merger Agreement), (ii) any change, in and of itself, in the market price or trading volume of Era’s securities (provided that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, an Era Intervening Event to the extent not otherwise excluded under the Merger Agreement) or (iii) any change in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates.
Era Stockholder Meeting
Era has agreed, as promptly as practicable following the clearance of the registration statement (of which this joint proxy and consent solicitation statement/prospectus forms a part) by the SEC, to take all action necessary in accordance with applicable laws and its governing documents to duly give notice of, convene and hold the Era annual meeting to vote upon the approval of the Share Increase Proposal and the issuance of shares of Era Common Stock in connection with the Merger. Unless there has been a Change in Recommendation by the Era Board, Era will use reasonable best efforts to solicit from its stockholders’ proxies approving the Share Increase Proposal and the issuance of shares of Era Common Stock in connection with the Merger.
Era is permitted to one or more postponements or adjournments of the Era annual meeting if Era determines (in consultation with Bristow) it is reasonably advisable to do so in order to obtain a quorum or to obtain the stockholder holder approval of Era necessary to approve the adoption of the Merger Agreement. Unless the Merger Agreement shall have been terminated, no Change in Recommendation by the Era Board shall obviate or otherwise affect the obligation of Era to duly call, give notice of, convene and hold the Era annual meeting.

Bristow Written Consent
Bristow has agreed, following the clearance of the registration statement (of which this joint proxy and consent solicitation statement/prospectus forms a part) by the SEC, to take all action necessary in accordance with applicable laws and its governing documents to (i) duly give notice of, convene and hold a meeting of the Bristow stockholders to vote upon the approval of the Merger and the adoption of the Merger Agreement or (ii) obtain the approval by Bristow stockholders of the Merger and the adoption of the Merger Agreement and the transactions contemplated under the Merger Agreement via written consent. Unless there has been a Change in Recommendation by the Bristow Board, Bristow will use reasonable best efforts to solicit from its stockholders written consents to approve the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. Unless the Merger Agreement shall have been terminated, no Change in Recommendation by the Bristow Board shall obviate or otherwise affect the obligation of Bristow to duly call, give notice of, convene and hold the Bristow stockholder meeting or otherwise seek a vote to approve the Merger and the adoption and approval of the Merger Agreement.
Efforts to Consummate the Merger
Each of Bristow, Era and Merger Sub has agreed to use reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, including:
•
the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Merger;
•
the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.
In addition, Bristow, Era and Merger Sub have agreed that Bristow, Era and Merger Sub, will take all steps necessary to avoid or eliminate each and every impediment under antitrust law that may be asserted by any governmental entity so as to enable the parties to close the Merger as promptly as practicable, including proposing, negotiating, committing to, and effecting:
•	the sale, divestiture or disposition of any assets, product lines, or businesses of Era or its subsidiaries or affiliates or of Bristow or its subsidiaries and
•
otherwise taking or commitment to take any actions that after the Closing Date would limit the freedom of Era or its subsidiaries or affiliates freedom of action with respect to, or its ability to retain, one or more of its subsidiaries or affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, an injunction, temporary restraining order or other order that would have the effect of preventing or delaying the closing.

However, neither Era, Bristow, nor any of their respective subsidiaries (i) may take any of the foregoing actions without the other party’s consent (not to be unreasonably withheld, delayed or conditioned) and (ii) shall be required to take any of the foregoing actions to the extent that, in the good-faith judgment of Era or Bristow, would result in the sale, divestiture, disposal, holding separate, or other disposition of assets, contracts, businesses or product lines of Era, Bristow or any of their respective subsidiaries generating, in the aggregate, Revenues in an aggregate amount in excess of $10,000,000. The Merger Agreement defined “Revenues” here as the gross revenues associated therewith for the twelve months ended December 31, 2019; provided, that the revenues associated with any asset, business or product line that was not fully utilized during such period shall be calculated as if such asset, business or product line was fully utilized.

Indemnification and Insurance
Era and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, currently existing in favor of current or former directors, officers, employees of Bristow or its subsidiaries as provided in their respective organizational documents will survive the Merger and continue to be in full force and effect. The Combined Company will, for a period of six years from the consummation of the Merger, maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of Bristow’s and its subsidiaries’ charter and bylaws or similar organizational documents in effect immediately prior to the consummation of the Merger or in indemnification agreements of Bristow or its subsidiaries with their respective current or former directors, officers or employees in effect immediately prior to the consummation of the Merger, and may not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Combined Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the consummation of the Merger were current or former directors, officers or employees of Bristow (subject to certain conditions).
The Merger Agreement also provides that for a period of six years from the Effective Time, the Combined Company shall maintain in effect the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Bristow and its subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Era shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Bristow prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant to the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.
Bristow may (or, if requested by Era, shall) purchase, prior to the Effective Time, a six year prepaid “tail” policy for a maximum cost of 300% of the last annual premium paid by Bristow prior to the date of the Merger Agreement in respect of the insurance policies previously disclosed. If such “tail” prepaid policy has been obtained by Bristow prior to the Effective Time, Era shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Combined Company, and no other party shall have any further obligation to purchase or pay for insurance under the Merger Agreement.
Employee Matters
Era has agreed that, for a period of one year following the Effective Time (or, if earlier, the date of termination of the relevant employee), it will, or will cause its subsidiaries to, provide each employee of Era or Bristow or its subsidiaries (to the extent he or she remains employed with the Combined Company or any of their respective subsidiaries through the Effective Time) (the “Continuing Employees”) with compensation (excluding equity-based compensation) and employee benefits that are substantially comparable in the aggregate to those provided to such employee as of immediately prior to the Effective Time.
Bristow and Era have agreed that, from and after the Effective Time, with respect to any employee benefit plans, programs, policies and arrangements that are established or maintained by the Combined Company or any of its subsidiaries (the “New Plan”):
•
Any such Continuing Employee will be given credit with his or her years of service with Era or Bristow or its subsidiaries, or their respective predecessors before the Effective Time, to the same extent such service was taken into account by Era or Bristow or its subsidiaries under a corresponding Era or Bristow plans (the “Old Plans”) or its subsidiaries employee benefit plan, program, policy or arrangement, as applicable, immediately prior to the Effective Time;

•
The Combined Company will use commercially reasonable efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under an Old Plan;

•
The Combined Company will use commercially reasonable efforts to cause the application of any pre-existing condition limitations to be waived for Continuing Employees, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan; and

•
Any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year of an Old Plan and such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the New Plan.

As soon as reasonably practicable, Era will take all actions with respect to its 2013 Employee Stock Purchase Plan that are necessary to provide that such 2013 Employee Stock Purchase Plan will be suspended on or before March 1, 2020 (which plan has been suspended).
Notwithstanding the foregoing, service and other amounts will not be credited to Continuing Employees and their eligible dependents to the extent crediting such amounts or service would result in the duplication of benefits.
Governance Matters Following the Merger
Following the Merger, the Era Board will initially consist of eight directors. Subject to compliance with SEC and applicable stock exchange rules, Era will use its reasonable best efforts to cause (i) G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian D. Truelove, and (ii)  Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era, to be appointed and elected to the board of directors of the Combined Company. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
The Chairman of the Combined Company must be reasonably acceptable to each of Bristow’s significant stockholders, SDIC and Solus.
Subject to applicable law and listing requirements, (x) one of Robert J. Manzo and Wesley E. Kern and (y) one of G. Mark Mickelson or Lorin L. Brass will serve on each committee of the Era Board.
Other Covenants and Agreements
The Merger Agreement contains additional covenants and agreements among Bristow, Era and Merger Sub, relating to the following matters, among other things:
•	preparation of the registration statement and this joint proxy/prospectus;
•	confidentiality and access by Era to certain information about Bristow, and by Bristow to certain information about Era, during the period prior to the Effective Time;
•	cooperation between Bristow and Era in connection with public announcements;
•
cooperation with the other parties in connection with obtaining or refinancing any debt financing of such other party of its affiliates, including with respect to an amendment to the Bristow ABL Facilities Agreement and termination of the Era Credit Facility;

•
using reasonable best efforts in taking all steps as may be required to cause any dispositions of Bristow equity securities and the receipt of Era equity securities, in each case, as contemplated by the Merger Agreement by certain Bristow directors and officers subject to reporting requirements under Section 16(a) of the Exchange Act to be exempt from liability under Section 16(b) of the Exchange Act;

•	certain tax matters;
•
participation by each of Bristow, Era or Merger Sub in the defense of any stockholder litigation against the other party or any of the other party’s directors and executive officers relating to the transactions contemplated by the Merger Agreement; and

•	agreement by Era and Bristow that consummation of the Merger will constitute a “change in control” under the Era Severance Plan and the 2012 Share Incentive Plan.

Conditions to Completion of the Merger
Conditions to the Obligation of the Parties to Effect the Merger
Each party’s obligation to effect the Merger is subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:
•	Bristow stockholders will have approved the adoption of the Merger Agreement;
•	Era stockholders will have voted to approve the Share Increase Proposal;
•	The Era Charter Amendment No. 1 will have been duly filed with the Secretary of State of the State of Delaware;
•	The shares of Era Common Stock to be issued pursuant to the Merger will have been approved for listing on NYSE or NASDAQ, as determined by Era, subject to official notice of issuance;
•
the registration statement (of which this joint proxy and consent solicitation statement/prospectus forms a part) will have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and no proceedings for that purpose will be pending;

•
no order by any governmental entity of competent jurisdiction makes illegal or prohibits the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger has been entered and continues to be in effect, and no law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger or the issuance of shares of Era Common Stock in connection with the Merger, and no action by a governmental entity seeking such an order or law is pending; and

•
the waiting period applicable to the Merger under the HSR Act or any other antitrust laws will have expired or been terminated and there shall not be any voluntary agreement with any antitrust authority pursuant to which both Era and Bristow have agreed not to consummate the Merger or related transactions for any period of time (the “HSR Condition”).

Conditions to the Obligation of Bristow to Effect the Merger
Bristow’s obligation to the effect the Merger is also subject to the fulfillment (or waiver by Bristow) at or prior to the Effective Time of the following conditions:
•
the accuracy of the representations and warranties of Era and Merger Sub set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•
Era and Merger Sub will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time;

•
Era will have delivered to Bristow a certificate, dated as of the Closing Date and signed by Era’s chief executive officer or another senior officer, certifying to the effect that the conditions set forth in the first and second bullet points listed above have been satisfied; and

•
Bristow will have received the opinion of Kirkland & Ellis LLP, dated as of the Closing Date, which advises that the Merger qualifies as “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to the Obligation of Era to Effect the Merger
Each of Era’s and Merger Subs obligation to the effect the Merger is also subject to the fulfillment (or waiver by Era and Merger Sub) at or prior to the Effective Time of the following conditions:
•
the accuracy of the representations and warranties of Bristow set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•
Bristow will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time;

•
Bristow will have delivered to Era a certificate, dated as of the Closing Date and signed by Era’s chief executive officer or another senior officer, certifying to the effect that the conditions set forth in the first and second bullet points listed above have been satisfied;

•	Bristow will have consummated the Preferred Stock Conversion; and
•	The Bristow Stockholders Agreement will have been terminated.
Termination of the Merger Agreement
The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the approval of the adoption of the Merger Agreement by the Bristow stockholders and the approval of the Share Increase Proposal by the Era stockholders (except as otherwise provided below):
By the mutual written consent of Bristow and Era.
By either Bristow or Era if:
•
The Merger has not been consummated on or before October 23, 2020 (the “Initial End Date” and, as such date as may be extended as described below, the “End Date”); provided, however, that such date may be extended by Era or Bristow to January 23, 2021, if on the Initial End Date, either of (i) the condition regarding governmental orders (as a result only of antitrust laws) or (ii) the condition regarding the expiration of applicable waiting periods, has not been satisfied but all other conditions have been or are capable of being satisfied; provided further, that the party seeking to terminate will not have breached its obligations under the Merger Agreement in any manner that shall have been a substantially contributing factor to the failure to consummate the Merger on or before such date;

•
If any court of competent jurisdiction shall have issued or entered an any order, judgment, writ, decree or injunction permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate the Merger Agreement shall have used the efforts required under the Merger Agreement to prevent, remove and oppose such injunction;

•	The Bristow consent solicitation (including any adjournments or postponements thereof) has concluded without approval of the adoption of the Merger Agreement; or
•
The Era annual meeting (including any adjournments or postponements thereof) has concluded without approval of the issuance of shares of Era Common Stock in connection with the Merger or the approval of the Share Increase Proposal.

By Bristow if:
•	Prior to the approval of the Share Increase Proposal or the Stock Issuance Proposal by the Era stockholders, there is a Change in Recommendation with respect to Era;
•
Era or Merger Sub have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of Era’s or Merger Sub’s representations and warranties or Era’s or Merger Sub’s compliance with its covenants and agreements and (b) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Era or Merger Sub have not cured such breach or failure within 45 days after receiving written notice from Bristow describing such breach or failure in reasonable detail (provided that Bristow is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would result in a failure of a condition regarding the accuracy of Bristow’s representations and warranties or Bristow’s compliance with its covenants and agreements); or
•	Era has knowingly and intentionally materially breached its non-solicitation obligations under the Merger Agreement.
By Era if:
•	Prior to the approval of the adoption of the Merger Agreement by the Bristow stockholders, in the event of a Change in Recommendation with respect to Bristow;
•
if Bristow has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of Bristow’s representations and warranties or Bristow’s compliance with its covenants and agreements and (b) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Bristow has not cured such breach or failure within 45 days after receiving written notice from Era describing such breach or failure in reasonable detail (provided that Era or Merger Sub is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would result in a failure of a condition regarding the accuracy of Era’s or Merger Sub’s representations and warranties or Era’s or Merger Sub’s compliance with its covenants and agreements); or

•	if Bristow has knowingly and intentionally materially breached its non-solicitation obligations under the Merger Agreement.
Termination Fee; Expense Fee
Bristow will pay Era a termination fee of $9,000,000 if the Merger Agreement is terminated:
•
(i) (A) by either party because the approval of the Bristow stockholders is not obtained, (B) by Era due to a material uncured breach by Bristow or (C) by either party after the Merger has not been consummated by the End Date at a time when Era could have terminated the agreement because of a material uncured breach by Bristow or a change in the Bristow Board recommendation to the Bristow stockholders, (ii) and an Alternative Proposal has been publicly announced prior to the Bristow consent solicitation and such proposal has not been withdrawn or expired at least five days prior to the meeting (or prior to such termination if there has been no meeting) and (iii) within 12 months of such termination, Bristow has either entered into a definitive agreement with respect to an Alternative Proposal, which transaction is thereafter consummated, or Bristow consummates an Alternative Proposal (provided that for purposes of such transaction, the references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “more than 50%”); or

•	by Era before the approval of Bristow’s stockholders is obtained because of a Change in Recommendation of the Bristow Board.
Era will pay Bristow a termination fee of $9,000,000 if the Merger Agreement is terminated:
•
(i) (A) by either party because the approval of the Era stockholders is not obtained, (B) by Bristow due to a material uncured breach by Era or (C) by either party after the Merger has not been consummated by the End Date at a time when Bristow could have terminated the agreement because of a material uncured breach by Era or a change in the Era Board recommendation to the Era stockholders, (ii) an Alternative Proposal has been publicly announced prior to the Era stockholder meeting and such proposal has not been withdrawn or expired at least five days prior to the meeting (or prior to such termination if there has been no meeting) and (iii) within 12 months of such termination, Era has either entered into a definitive agreement with respect to an Alternative Proposal, which transaction is thereafter consummated, or Era consummates an Alternative Proposal (provided that for purposes of such transaction, the references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “more than 50%”); or
•	by Bristow before the approval of Era’s stockholders is obtained because the Era Board has changed its recommendation
In addition, each party will be obligated to reimburse the other party’s expenses in an amount not to exceed $4,000,000 if the Merger Agreement is terminated because of the failure to obtain the required approval of such party’s stockholders and a termination fee is otherwise not payable to the other party pursuant to the terms and conditions of the Merger Agreement.
Amendments; Waivers
At any time prior to the Effective Time, any provision of the Merger Agreement may be waived only if such waiver is in writing and signed by the party against whom the waiver is to be effective.
At any time prior to the Effective Time, any provision of the Merger Agreement may be amended only if such amendment is in writing and signed by the Era, Bristow and Merger Sub.
However, after Era stockholders have approved the Share Increase Proposal and the issuance of shares of Era Common Stock in connection with the Merger or Bristow stockholders have approved the adoption of the Merger Agreement, if any amendment or waiver shall by applicable law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of Bristow, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of Bristow.
Governing Law
The Merger Agreement and all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement will be governed by and construed in accordance with Delaware law.
Specific Performance
The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed, or are threatened to not be performed, in accordance with their specific terms or are otherwise breached. The parties have also agreed that, subject to the limitations set forth in the Merger Agreement, in addition to any other remedy available to it, each of the parties will be entitled to an injunction or to prevent any breach or threatened breach of the Merger Agreement and to a decree or order to enforce specifically any covenant or obligation under the Merger Agreement.
Regulatory Approvals Required for the Merger
The parties will use reasonable best efforts to take promptly all actions necessary, proper or advisable under applicable laws to consummate the Merger, including the obtaining of all necessary actions or waivers. Era and Bristow were required to file, within ten Business Days after the date of the Merger Agreement, any and all required notification and report forms under the HSR Act, and file as promptly as practicable any other filings and/or notifications under other applicable antitrust laws, and will use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other antitrust law as soon as reasonably possible.
If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger as violative of law, the parties will cooperate and use reasonable best efforts to contest any such action or proceeding and to have vacated any order that prohibits, prevents, delays or restricts consummation of the Merger.
Stock Exchange Listing
Era will use its reasonable best efforts to cause the shares of Era Common Stock to be issued as part of the Aggregate Merger Consideration, including shares of Era Common Stock to be issued in connection with the assumption of the Bristow options and Bristow RSUs by Era, to be approved for listing on the NYSE or NASDAQ, as determined by Era, subject to official notice of issuance, prior to the Effective Time.

Dissenters’ Rights of Appraisal of Holders of Bristow Common Stock
Except as otherwise waived pursuant to the Bristow Stockholders Agreement, Dissenting Shares will not be converted into the right to receive their portion of the Aggregate Merger Consideration, but instead holders of such shares will be entitled to appraisal rights under Section 262 of the DGCL to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. If any Bristow stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal of such shares under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such shares will cease and such shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest or duplication, the applicable portion of the Aggregate Merger Consideration.
Change in Listing; Reverse Stock Split
Bristow has consented to (i) a potential change in the listing of outstanding shares of Era Common Stock from the NYSE to NASDAQ and (ii) the Reverse Stock Split, and any action taken by Era in connection with either of the foregoing (including, with respect to the Reverse Stock Split, the Era Board’s authorization thereof and Era’s inclusion of a proposal in this joint proxy and consent solicitation statement/prospectus seeking stockholder approval thereof).

THE VOTING AGREEMENTS RELATING TO THE MERGER
The following section sets forth the principal terms of the Voting Agreements, copies of which are attached to this joint proxy and consent solicitation statement/prospectus as Annex C (the Voting Agreement with Solus) and Annex D (the Voting Agreement with SDIC) and are incorporated by reference in this joint proxy and consent solicitation statement/prospectus. The rights and obligations of the parties to the Voting Agreements are governed by their express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the Voting Agreements. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the Voting Agreements. You are encouraged to read the Voting Agreements carefully in their entirety, as well as this joint proxy and consent solicitation statement/prospectus, before making any decisions regarding your vote or your consent, as applicable.
Parties to the Voting Agreements
Concurrently with the execution of the Merger Agreement, SDIC and Solus each entered into identical voting agreements (each, a “Voting Agreement”, and collectively, the “Voting Agreements”) with Bristow and Era, with respect to all shares of Bristow Common Stock and Bristow Preferred Stock owned beneficially by SDIC and Solus, as applicable, and any additional shares of Bristow Common Stock, Bristow Preferred Stock or other voting securities of Bristow of which SDIC or Solus acquires record or beneficial ownership during the terms of the Voting Agreements (the “Subject Shares”).
As of January 23, 2020, the date on which the Voting Agreements were signed, Solus held 3,220,501 shares of Bristow Common Stock and 1,720,297 shares of Bristow Preferred Stock and SDIC held 2,783,012 shares of Bristow Common Stock and 2,018,384 shares of Bristow Preferred Stock. Pursuant to the Bristow Certificate of Designations, with respect to matters submitted to a vote of the holders of Bristow Common Stock, holders of each share of Bristow Preferred Stock will be entitled to vote on an “as-converted” basis, which deems each share of Bristow Preferred Stock to have been converted to 1.33 shares of Bristow Common Stock. Therefore, for the purpose of approving the Merger, on an as-converted basis, Solus is deemed to hold 5,515,019 shares of Bristow Common Stock and SDIC is deemed to hold 5,475,116 shares of Bristow Common Stock, and together they are deemed to hold an aggregate amount of 10,990,135 shares or 51.2% of Bristow Common Stock. The deemed conversion of the Bristow Preferred Stock for the purpose of voting is distinct from the Preferred Stock Conversion.
Agreement to Vote; No Conflicting Actions
Subject to the terms and conditions set forth in the Voting Agreements, each of SDIC and Solus agreed to deliver to Bristow, within two Business Days after the registration statement becomes effective, a written consent in respect of all shares of Bristow Common Stock and Bristow Preferred Stock beneficially owned by each of Solus and SDIC (collectively representing more than a majority of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding) in favor of approving the Merger and the adoption of the Merger Agreement. Each of Solus and SDIC also agreed, and have appointed Bristow and any designee of Bristow as its proxy, to vote:
•
in favor of (i) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby and (ii) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement.

•
against (i) any Alternative Proposal, (ii) any amendment to Bristow’s organizational documents that would in any manner impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (iii) any action, proposal, transaction or agreement that, to the knowledge of the SDIC, or Solus, as applicable, is intended to or would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of SDIC or Solus, as applicable, under the Voting Agreements.

Other Covenants
During the time period between the date of the Voting Agreements and the Expiration Time (as defined in the “Termination” subsection below), both SDIC and Solus, subject to certain exceptions, have agreed not to, without the prior written consent of Bristow and Era, directly or indirectly, whether by merger, consolidation or otherwise, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift or by operation of law) (collectively, a “Transfer”) or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to or permit, a Transfer of, any or all of the Subject Shares or any interest therein.
Additionally, during the time period between the date of the Voting Agreements and the Expiration Time, both Solus and SDIC have agreed not to, without the prior written consent of Bristow and Era, (i) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares, or (ii) take any action that would have the effect of preventing or disabling Solus or SDIC, as applicable, from performing its obligations under the Voting Agreements.
Notwithstanding any of the foregoing, SDIC or Solus, as applicable, may, at any time, Transfer the Subject Shares to (i) an affiliate of SDIC or Solus, as applicable, (ii) any investment fund or other entity controlled or managed by SDIC or Solus, as applicable, or their respective affiliates or subsidiaries or (iii) any other third parties; so long as the applicable transferee has executed and delivered a voting agreement substantially identical to the Voting Agreements prior to such proposed Transfer.
Further, SDIC and Solus have each agreed that it will not take the following actions:
•	solicit, initiate, knowingly encourage or knowingly facilitate an Alternative Proposal;
•	furnish any non-public information regarding Bristow to any person in connection with or in response to an Alternative Proposal;
•
engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or otherwise knowingly cooperate in any way with any person (or any representative thereof) with respect to, any Alternative Proposal;

•	approve, endorse or recommend or propose to approve, endorse or recommend, any Alternative Proposal; or
•	enter into any letter of intent or similar document or any contract contemplating, approving, endorsing or recommending or proposing to approve, endorse or recommend, any Alternative Proposal.
Stockholder Action
SDIC and Solus have each represented and warranted that they have not formed, joined or in any way participated in or entered into, and have no intent to form, join or in any way participate in or enter into, any agreement, arrangement or understanding with a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) for the purpose of acquiring, holding, voting or disposing of any shares of Era Common Stock.
Waiver of Appraisal Rights
SDIC and Solus have agreed to waive and not exercise any rights to demand appraisal of any shares of Bristow Common Stock or Bristow Preferred Stock held by SDIC and Solus, as applicable, or rights to dissent from the Merger that SDIC and Solus, as applicable, may have under applicable law. In addition, Solus and SDIC, have agreed to send a drag-along notice to the other stockholders of Bristow party to the Bristow Stockholders Agreement and, in accordance with the Bristow Stockholders Agreement, such other stockholders shall be required to vote in favor of or consent in writing to the adoption of the Merger Agreement and to waive any rights to demand appraisal of any shares of Bristow Common Stock or Bristow Preferred Stock held by such stockholders or rights to dissent from the Merger that such stockholders may have under applicable law.
Termination
The Voting Agreements will terminate upon the first to occur of the following (the “Expiration Time”):
•	The Effective Time;
•	The valid termination of the Merger Agreement in accordance with its terms; and

•
Any amendment, modification, change or waiver of any provision of the Merger Agreement made without the prior written consent of SDIC or Solus, as applicable that (i) reduces the amount or changes the form of the Aggregate Merger Consideration, (ii) adversely effects the tax consequences to SDIC or Solus, as applicable, with respect to the consideration to be received in the Merger, (iii) changes the governance rights of the Era Board or (iv) extends the End Date beyond the January 23, 2021.

Registration Rights Agreement
Era has agreed to negotiate and finalize in good faith, and at closing execute and deliver, a registration rights agreement with each of Solus and SDIC containing (i) demand and piggyback registration rights consistent with the existing Registration Rights Agreement, dated as of October 31, 2019, by and among Bristow Group Inc. and the other parties signatory thereto, and (ii) an obligation for Era to file a Shelf Registration Statement no later than 10 business days following the Closing Date (subject to the availability of all necessary financial statements).

COMMON STOCK AND DIVIDENDS
Era
Era Common Stock is currently traded on the NYSE under the ticker symbol “ERA”. Era has not paid a cash dividend since it became a publicly traded company in 2013.
Bristow
Bristow Common Stock is not currently quoted on the OTCBB or otherwise.
Bristow has never paid cash dividends in respect of the Bristow Common Stock, and Bristow has no plans to pay any dividends or make any other distributions in the future.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION
The accompanying unaudited pro forma condensed combined consolidated financial information presents the combination of the historical consolidated financial statements of Era and the historical consolidated financial statements of Bristow, after giving effect to the Merger, as further described in Note 1 of this “Unaudited Pro Forma Condensed Combined Consolidated Financial Information”, and Bristow’s reorganization and emergence from the Chapter 11 Cases, as further described in Note 8 (collectively, the “Transactions”). The Merger transaction is structured as a reverse merger and Bristow was determined to be the accounting acquirer based upon the terms of the Merger and other considerations including that: (i) immediately following completion of the Merger, pre-Merger holders of Bristow Common Stock will own 77% of the outstanding shares of Combined Company Common Stock and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of Combined Company Common Stock and (ii) the board of directors of the Combined Company will intially consist of eight directors, including six Bristow designees. The Merger will be accounted for under the acquisition method of accounting under GAAP. Under the acquisition method of accounting for the purposes of the unaudited pro forma condensed combined financial information, management of Bristow and Era have determined a preliminary estimated purchase price for Era, as described in Note 5. Era’s net tangible and intangible assets acquired, and liabilities assumed in connection with the Merger are recorded at their estimated acquisition date fair values. Any excess of the fair value of Era’s identified net assets acquired over the estimated purchase price will be recognized as a gain on bargain purchase. A final determination of the estimated fair values of these assets and liabilities will be based on Era’s actual net tangible and intangible assets as of the date of completion of the Merger. The following information does not give effect to the proposed Reverse Stock Split.
Pro Forma Information
The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2019 assumes that the Merger took place on December 31, 2019 and combines the historical balance sheets of Bristow and Era as of such date.
The unaudited pro forma condensed combined consolidated statement of operations for the twelve-months ended December 31, 2019 combines the historical consolidated financial information of Era and Bristow and assumes the Transactions occurred on January 1, 2019. Bristow has a March 31 year end. To calculate Bristow’s historical consolidated statement of operations for twelve-months ended December 31, 2019, Era’s management added Bristow's results of operations for its fourth quarter ended March 31, 2019 to its results of operations for nine months ended December 31, 2019. See Note 8 to the unaudited pro forma condensed combined consolidated financial information.
In the opinion of Era’s management, the pro forma adjustments reflected in the unaudited pro forma condensed combined consolidated financial information are based on events that are (i) directly attributable to the each of the Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined consolidated statement of operations, expected to have a continuing impact on the Combined Company’s results. The pro forma adjustments are based upon currently available information and certain assumptions and adjustments that management believes are reasonable as described in the accompanying notes. The unaudited pro forma condensed combined consolidated financial information is presented for informational purposes only and is not intended to present or be indicative of what the results of operations or financial position would have been had the Transactions occurred on the dates indicated, nor is it meant to be indicative of future results of operations or financial position for any future period or as of any future date. The unaudited pro forma condensed combined financial information and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position. The unaudited pro forma condensed combined consolidated financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies, or other savings or expenses that may result from the Merger.

The unaudited pro forma condensed combined consolidated financial information was based on and should be read in conjunction with Era’s and Bristow’s historical financial statements referenced below:
•
Era’s consolidated historical financial statements and related notes as of and for the year ended December 31, 2019, included in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference in this joint proxy and consent solicitation statement/prospectus; and

•
Bristow’s audited and unaudited condensed consolidated historical financial statements and related notes as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor) and for the two months ended December 31, 2019 (Successor), seven months ended October 31, 2019 (Predecessor) and nine months ended December 31, 2018 (Predecessor) included in this joint proxy and consent solicitation statement/prospectus.

The consummation of the Merger remains subject to satisfaction of customary closing conditions, including receipt of regulatory and other approvals.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of December 31, 2019
(in thousands)
	Bristow	Era(1)	Pro Forma Merger Adjustments		Pro Forma Combined
Current assets:
Cash and cash equivalents	$185,686	$117,366	$—		$303,052
Restricted cash	10,397	—	—		10,397
Accounts receivable from non-affiliates	193,780	40,824	—		234,604
Accounts receivable from affiliates	13,929	—	—		13,929
Assets held for sale	44,750	—	—		44,750
Prepaid expenses and other current assets	27,748	17,605	—		45,353
Inventories	85,481	20,066	(11,036)	(a)	94,511
Total current assets	561,771	195,861	(11,036)		746,596

Investment in unconsolidated affiliates	120,112	—	—		120,112
Property and equipment - at cost:
Land and buildings	167,640	39,112	(27,190)		179,562
Aircraft and equipment	759,355	855,951	(657,659)		957,647
	926,995	895,063	(684,849)		1,137,209
Less - Accumulated depreciation and amortization	(10,544)	(338,164)	338,164		(10,544)
	916,451	556,899	(346,685)	(b)	1,126,665
Right-of-use assets	326,498	9,468	—		335,966
Intangible assets	—	—	—		—
Goodwill	—	—	—		—
Other assets	151,209	2,287	11,129	(c)	164,625
Total assets	$2,076,041	$764,515	$(346,592)		$2,493,964

Current liabilities:
Accounts payable	$58,908	$11,153	$23,727	(d)	$93,788
Accrued wages, benefits and related taxes	45,186	10,554	—		55,740
Income taxes payable	3,508	3,612	—		7,120
Other accrued taxes	5,105	—	—		5,105
Deferred revenue	5,783	283	—		6,066
Accrued maintenance and repairs	33,968	1,770	—		35,738
Accrued interest	910	520	—		1,430
Current portion of operating lease liabilities	78,306	1,773	—		80,079
Other accrued liabilities	23,636	2,794	—		26,430
Short-term borrowings and current maturities of long-term debt	41,018	18,317	—		59,335
Total current liabilities	296,328	50,776	23,727		370,831
Long-term debt, less current maturities	545,895	141,832	2,256	(e)	689,983
Accrued pension liabilities	31,052	—	—		31,052
Preferred stock embedded derivative	603,637	—	(603,637)	(f)	—
Other liabilities and deferred credits	4,719	745	—		5,464
Deferred taxes	49,058	103,793	(70,365)	(g)	82,486
Long-term operating lease liabilities	245,900	7,815	—		253,715

See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

	Bristow	Era(1)	Pro Forma Merger Adjustments		Pro Forma Combined
Commitments and contingencies

Mezzanine equity preferred stock	149,597	—	(149,597)	(f)	—
Redeemable noncontrolling interest	—	2,812	—		2,812

Stockholders’ investment:
Common stock	$1	$224	$724	(h)	$949
Additional paid-in capital	295,155	452,009	398,710	(i)	1,145,874
Retained earnings (accumulated deficit)	(152,512)	14,692	41,407	(j)	(96,413)
Accumulated other comprehensive loss	7,349	—	—		7,349
Treasury shares, at cost	—	(10,183)	10,183	(k)	—
Total stockholders' investment before noncontrolling interests	149,993	456,742	451,024		1,057,759

Noncontrolling interests	(138)	—	—		(138)
Total stockholders’ investment	149,855	456,742	451,024		1,057,621
Total liabilities, mezzanine equity and stockholders’ investment	$2,076,041	$764,515	$(346,592)		$2,493,964
(1)	Refer to Note 4 for reconciliation to Era’s historical as reported presentation.
See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2019
(in thousands)
	Bristow(1)	Era(2)	Pro Forma Merger Adjustments		Pro Forma Combined
Gross revenue:
Operating revenue from non-affiliates	$1,170,691	$223,715	$—		$1,394,406
Operating revenue from affiliates	50,453	—	—		50,453
Reimbursable revenue from non-affiliates	56,570	2,344	—		58,914
	1,277,714	226,059	—		1,503,773
Operating expense:
Direct cost	990,063	152,274	—		1,142,337
Reimbursable expense	55,252	2,272	—		57,524
Depreciation and amortization	69,806	37,619	(13,034)	(a)	94,391
General and administrative	179,139	38,278	(1,769)	(b)	215,648
	1,294,260	230,443	(14,803)		1,509,900

Loss on impairment	(62,101)	(2,551)	—		(64,652)
Gain (loss) on disposal of assets	(12,778)	3,657	—		(9,121)
Earnings from unconsolidated affiliates, net of losses	9,996	(975)	—		9,021

Operating income (loss)	(81,429)	(4,253)	14,803		(70,879)

Interest expense, net	(127,840)	(10,387)			(138,227)
Gain (loss) on sale of subsidiaries	(55,883)	—	—		(55,883)
Gain on sale of equity investment	—	10,910	—		10,910
Fair value of embedded derivative	(133,315)	—	—		(133,315)
Other expense, net	2,145	(1,082)	—		1,063
Income (loss) before benefit (provision) for income taxes	(396,322)	(4,812)	14,803		(386,331)
Benefit (provision) for income taxes	(104,708)	731	—		(103,977)
Net loss	(501,030)	(4,081)	14,803		(490,308)
Net (income) loss attributable to noncontrolling interests	(59)	488	—		429
Net loss attributable to Bristow Group	$(501,089)	$(3,593)	14,803		(489,879)

Loss per common share:
Basic EPS	$(50.11)	$(0.17)			$(5.15)
Diluted EPS	$(17.69)	$(0.17)			$(5.15)

Weighted average number of shares outstanding:
Basic	11,235,535	21,009,362			95,156,223	(c)
Diluted	20,793,234	21,010,715			95,156,223	(c)
(1)	Refer to Note 8 for reconciliation to Bristow’s historical as reported presentation.
(2)	Refer to Note 4 for reconciliation to Era’s historical as reported presentation.
See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Description of the Transactions
On January 23, 2020, Era entered into the Merger Agreement with Bristow, pursuant to which a wholly owned subsidiary of Era will merge with and into Bristow, with Bristow continuing as the surviving corporation and direct wholly owned subsidiary of Era. Following the Merger, Era intends to change its name to Bristow Group Inc., and its common stock will remain listed on the NYSE under the ticker symbol “VTOL”. Immediately following the completion of the Merger, pre-Merger holders of Bristow Common Stock (including pre-Merger holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of Combined Company Common Stock.
Note 2 – Basis of Presentation
The accompanying unaudited pro forma condensed combined consolidated financial information is prepared in accordance with Article 11 Regulation S-X and is intended to reflect the impact of both the Merger and Bristow’s emergence from bankruptcy on Bristow’s historical consolidated financial statements. The presentation of the unaudited pro forma balance sheet and statement of operations are based on the historical financial statements of the Combined Company.
The pro forma adjustments that are described in these notes are included only to the extent they are (i) directly attributable to the transactions described above, (ii) factually supportable and (iii) with respect to the statement of operations, expected to have a continuing impact on the consolidated results of Bristow.
The unaudited pro forma condensed combined consolidated financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions from those to prepare the pro forma adjustments resulting in a range of alternative estimates using the same facts and circumstances.
ASC 805 requires the determination of the accounting acquirer, the acquisition date, the fair value of assets and liabilities of the acquired and the resulting measurement of goodwill or gain on bargain purchase. Bristow has been identified as the acquirer for accounting purposes. As a result, Bristow will record the business combination in its financial statements and will apply the acquisition method of accounting to account for Era’s assets and liabilities acquired. Applying the acquisition method of accounting includes recording the identifiable assets acquired and liabilities assumed at their fair values and recording gain on bargain purchase for the excess of the net aggregate fair value of the identifiable assets acquired and liabilities assumed over the consideration transferred. For purposes of the unaudited pro forma condensed combined consolidated financial information, the fair values of Era’s identifiable assets acquired, and liabilities assumed were based on preliminary estimates. The final determination of the fair values of assets acquired and liabilities assumed could result in material changes to the amounts presented in the unaudited pro forma condensed combined consolidated financial information and future results of operations and financial position.
Refer to Note 8 for additional information regarding Bristow’s presentation.
Note 3 – Conforming Accounting Policies
During the preparation of the unaudited pro forma condensed combined consolidated financial information, Era performed an initial review of the accounting policies of Bristow to determine if differences in accounting policies require reclassification or adjustment.
Based on that initial review, Era does not believe there are any material differences between the accounting policies of the two companies, other than certain reclassifications necessary to conform to

Bristow’s financial statement presentation. These reclassifications are described in Note 4 below. When management completes its final review of Bristow’s accounting policies, additional differences may be identified that, when conformed, could have had a material impact on the unaudited pro forma condensed combined consolidated financial information.
Note 4 – Reclassifications
Certain reclassification adjustments have been made to conform Era’s financial statement presentation to that of Bristow’s as indicated in the tables below.
a)	The reclassification adjustments to conform Era’s balance sheet presentation to that of Bristow’s balance sheet presentation has no impact on net assets and are summarized below:
Era Group Inc.
Consolidated Balance Sheet
(in thousands, except share amounts)
	December 31, 2019
	Historical Era	Reclassifications to Bristow Presentation	Historical Era As Presented
Current assets:
Cash and cash equivalents	$117,366	$—	$117,366
Accounts receivable from non-affiliates	—	40,824	40,824
Trade, operating, net of allowance for doubtful accounts	32,730	(32,730)	—
Trade, dry-leasing	5,234	(5,234)	—
Tax receivables	2,860	(2,860)	—
Other	15,421	(15,421)	—
Prepaid expenses and other current assets	—	17,605	17,605
Prepaid expenses	2,184	(2,184)	—
Inventories	20,066	—	20,066
Total current assets	195,861	—	195,861

Property and equipment - at cost:
Land and buildings	—	39,112	39,112
Aircraft and equipment	—	855,951	855,951
Helicopters	788,623	(788,623)	—
Machinery, equipment and spares	38,057	(38,057)	—
Construction in progress	6,970	(6,970)	—
Buildings and leasehold improvements	39,112	(39,112)	—
Furniture, fixtures, vehicles and other	22,301	(22,301)	—
	895,063	—	895,063
Less – Accumulated depreciation and amortization	(338,164)	—	(338,164)
	556,899	—	556,899
Right-of-use assets	—	9,468	9,468
Operating lease right-of-use	9,468	(9,468)	—
Intangible assets	96	(96)	—
Other assets	2,191	96	2.287
Total assets	$764,515	$—	$764,515

	December 31, 2019
	Historical Era	Reclassifications to Bristow Presentation	Historical Era As Presented
Current liabilities:
Accounts payable	$—	$11,153	$11,153
Accrued wages, benefits and related taxes	—	10,554	10,554
Income taxes payable	—	3,612	3,612
Deferred revenue	—	283	283
Accrued maintenance and repairs	—	1,770	1,770
Accrued interest	520	—	520
Current portion of operating lease liabilities	—	1,773	1,773
Other accrued liabilities	—	2,794	2,794
Short-term borrowings and current maturities of long-term debt	—	18,317	18,317
Accounts payable and accrued expenses	12,923	(12,923)	—
Accrued wages and benefits	10,554	(10,554)	—
Accrued income taxes	3,612	(3,612)	—
Accrued other taxes	937	(937)	—
Accrued contingencies	598	(598)	—
Current portion of long-term debt	18,317	(18,317)	—
Other current liabilities	3,315	(3,315)	—
Total current liabilities	50,776	—	50,776
Long-term debt, less current maturities	141,832	—	141,832
Operating lease liabilities	7,815	(7,815)	—
Other liabilities and deferred credits	—	745	745
Deferred taxes	103,793	—	103,793
Long-term operating lease liabilities	—	7,815	7,815
Deferred gains and other liabilities	745	(745)	—

Redeemable noncontrolling interest	2,812	—	2,812

Stockholders' investment:
Common stock	224	—	224
Additional paid-in capital	452,009	—	452,009
Retained earnings	14,692	—	14,692
Treasury shares, at cost	(10,183)	—	(10,183)
Total stockholders' investment	456,742	—	456,742
Total liabilities and stockholders’ investment	$764,515	$—	$764,515

b)	The reclassification adjustments to conform Era’s statement of operations presentation to that of Bristow have no impact on net loss and are summarized below:
Era Group Inc.
Consolidated Statement of Operations
(in thousands)
	Year Ended December 31, 2019
	Historical Era	Reclassifications to Bristow Presentation	Historical Era As Presented
Gross revenue:
Operating revenue from non-affiliates	$—	$223,715	$223,715
Reimbursable revenue from non-affiliates	—	2,344	2,344
Operating revenues	210,035	(210,035)	—
Dry-leasing revenues	16,024	(16,024)	—
	226,059	—	226,059
Operating expense:		—
Direct cost	—	152,274	152,274
Reimbursable expense	—	2,272	2,272
Depreciation and amortization	37,619	—	37,619
General and administrative	38,278	—	38,278
Operating	154,546	(154,546)	—
	230,443	—	230,443

Loss on impairment	(2,551)	—	(2,551)
Gain (loss) on disposal of assets	3,657	—	3,657
Earnings from unconsolidated affiliates, net of losses	—	(975)	(975)

Operating income (loss)	(3,278)	(975)	(4,253)

Interest expense, net	—	(10,387)	(10,387)
Interest income	3,487	(3,487)	—
Interest expense	(13,874)	13,874	—
Gain on sale of equity investment	—	10,910	10,910
Loss on sale of investments	(569)	569	—
Foreign currency gains (losses), net	(472)	472	—
Gain on debt extinguishment	(13)	13	—
Other expense, net	(28)	(1,054)	(1,082)
Income (loss) before benefit (provision) for income taxes and equity earnings	(14,747)	9,935	(4,812)
Benefit (provision) for income taxes	731	—	731
Net loss (before equity earnings)	(14,016)	9,935	(4,081)
Equity earnings, net of tax	9,935	(9,935)	—
Net loss	(4,081)	—	(4,081)
Net loss attributable to noncontrolling interests	488	—	488
Net loss attributable to Era Group	$(3,593)	$—	$(3,593)

Note 5 – Estimated Purchase Consideration and Preliminary Purchase Price Allocation
The estimated preliminary purchase price for the Merger is calculated as follows (in thousands):
Preliminary estimated purchase price
Estimate fair value of Era stock prior to the Merger (i)	$96,721
Estimated fair value of accelerated Era restricted stock awards (ii)	1,712
Estimated preliminary purchase price	$98,433
i.
Represents the estimated fair value of Common Stock in the Combined Company to be retained by Era Common Stockholders. The estimated preliminary purchase price was determined using the closing price of Era Common Stock ($3.77 per share) on April 16, 2020, the most recent date practicable prior to the preparation of this joint proxy and consent solicitation statement/prospectus and is calculated based on the total number of shares of Era Common Stock outstanding as of March 31, 2020 of 20,858,021 shares and the premium over the market price.

ii.
Represents the estimated fair value of Era restricted stock awards. Pursuant to the terms of Era’s 2012 Share Incentive Plan and the applicable award agreements, stock options and restricted stock awards that were granted prior to January 22, 2020 will automatically vest upon the consummation of the transaction. No value was prescribed to stock options, as these awards will not become exercisable due to market price. As of March 31, 2020, the number of Era’s unvested restricted stock awards that will vest as part of Merger was estimated to be 369,136 shares. The estimated fair value includes a premium over market price.

The total purchase price consideration for the Combined Company’s financial statement purposes will be based on the actual closing price of Era Common Stock on the closing date of the Merger, which could differ materially from the value assumed to prepare this unaudited pro forma financial information. A hypothetical 10% change in the closing price of Era Common Stock as of April 16, 2020, would have an approximate $9.8 million impact on the assumed purchase consideration. Based on the preliminary purchase price allocation described below, a change in purchase price consideration would result in an increase or decrease of gain on bargain purchase and no impact on the unaudited pro forma condensed combined statement of operations.
The following summarizes the preliminary allocation of assumed purchase consideration to the net assets acquired by Bristow as if the Merger had been completed on December 31, 2019.
Preliminary purchase consideration:
Estimated purchase price	$98,433

Assets acquired:
Cash and cash equivalents	$117,366
Accounts receivable from non-affiliates	40,824
Prepaid expenses and other current assets	17,605
Inventories	9,030
Property and equipment	210,214
Right-of-use assets	9,468
Other assets	13,416
Total assets acquired	$417,923
Liabilities assumed:
Accounts payable	$21,755
Accrued wages, benefits and related taxes	10,554
Income taxes payable	3,612
Deferred revenue	283
Accrued maintenance and repairs	1,770

Accrued interest	520
Current portion of operating lease liabilities	1,773
Other accrued liabilities	2,794
Long-term operating lease liabilities	7,815
Deferred gains and other liabilities	745
Long-term debt	162,405
Deferred taxes	33,428
Redeemable noncontrolling interest	2,812
Total liabilities and reedemable noncontrolling interest assumed	$250,266

Net assets acquired	167,657

Gain on bargain purchase	$(69,224)
The combination resulted in a gain on bargain purchase because the estimated fair value of the identifiable net assets acquired exceeded the purchase consideration by $69.2 million. The allocation of estimated purchase price is preliminary because the proposed Merger has not yet been completed. The purchase price allocation will remain preliminary until management determines the fair values of assets acquired and liabilities assumed. The final determination of purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.
Note 6 – Balance Sheet Adjustments related to the Merger
The pro forma adjustments included in the unaudited pro forma condensed combined consolidated balance sheet are as follows:
a)	The adjustment in Inventories represents an adjustment of $11.0 million to decrease the value of Era’s inventory to preliminary fair value.
b)
Represents the preliminary fair value adjustment to decrease the value of Era’s Property and Equipment, net acquired from its historical book value of $556.9 million to its preliminary fair value of $210.2 million.

Asset Class	Estimated Preliminary Fair Value
Helicopters	$172,322
Machinery, equipment and spares	21,601
Construction in progress	2,876
Buildings and leasehold improvements	11,922
Furniture, fixtures, vehicles and other	1,493
Estimated fair value of property and equipment	$210,214
Book value of property and equipment, net	556,899
Net adjustment to property and equipment, net	$(346,685)
c)
The adjustment to Other Assets reflects (i) the recognition of preliminary fair value of $13.0 million, associated with Power-by-the-Hour (“PBH”) maintenance contracts acquired, (ii) the elimination of debt issuance costs of $0.8 million related to Era’s revolving credit facility because the asset has no economic value, and (iii) the elimination of deferred costs of $1.0 million related to PBH maintenance contracts.

d)
The adjustment to Accounts Payable represents estimated transaction costs for legal and professional fees to be paid in connection with the business combination of $13.1 million and $10.6 million by Bristow and Era, respectively.

e)	To reflect the elimination of unamortized debt issuance costs of $1.3 million and unamortized debt discount of $1.0 million related to Era’s 7.750% Senior Notes.
f)	To reflect the conversion of Bristow’s Preferred Stock into shares of Bristow Common Stock.
g)
The adjustment to Deferred Taxes reflects a decrease in deferred tax liabilities of $70.4 million based on the preliminary fair value adjustments discussed above. Preliminary deferred taxes have been estimated based on a tax rate of 21%.

h)	To reflect the net adjustment to Common Stock, as follows (in thousands):
Post-Merger common stock, at par (includes preferred stock conversion)	$944
Era historical common stock	(224)
Acceleration of Era's restricted stock awards	4
Net adjustments to Common Stock	$724
i)	To reflect the net adjustment to Additional Paid-in Capital, as follows (in thousands):
Estimated preliminary purchase price of additional paid-in capital	$95,845
Preferred stock conversion	753,166
Reclassification of Era historical treasury stock to additional paid-in capital	(10,183)
Elimination of Era historical additional paid-in capital	(452,009)
Elimination of Era historical treasury stock	10,183
Acceleration of Era's restricted stock awards	$1,708
Net adjustments to Additional Paid-in Capital	$398,710
j)	To reflect the net adjustment to Retained Earnings, as follows (in thousands):
Elimination of Era historical retained earnings	(2,366)
Elimination of estimated transaction costs	(23,727)
Elimination of PBH deferred costs	(997)
Elimination of revolver unamortized debt issuance costs	(727)
Gain on bargain purchase	69,224
Net adjustment to Retained Earnings	$41,407
k)	To reflect the elimination of Era’s historical Treasury Shares.
Note 7 – Statement of Operations Adjustments related to the Merger
a)
The adjustment to Depreciation and Amortization expense reflects (i) the removal of historical depreciation and amortization of $37.6 million and (ii) the addition of depreciation and amortization expense of $21.6 million based on the estimated preliminary fair values of the Land and Buildings and Aircraft and Equipment with estimated useful lives denoted in the table below, and incremental amortization of $2.9 million based on the estimated preliminary fair value of PBH maintenance contracts described in Note 6. The average remaining useful life of the PBH maintenance contracts is 24 months.

Asset Class	Estimated Remaining Useful Life (in years)
Helicopters	2 - 28
Machinery, equipment and spares	1 - 3
Construction in progress	—
Buildings and leasehold improvements	2 - 4
Furniture, fixtures, vehicles and other	1
b)
Reflects the removal of $0.3 million and $1.5 million of legal and professional transaction costs incurred through year-end December 31, 2019 by Bristow and Era, respectively, in connection with the Merger.

c)
The unaudited pro forma condensed combined consolidated basic and diluted net loss per share calculations are based on the combined basic and diluted weighted-average shares, after giving effect to the Merger. The historical basic and diluted weighted average shares of Bristow are assumed to be replaced by the shares expected to be issued by Era to effect the Merger, as follows (in thousands, except per share amounts):

Twelve Months Ended December 31, 2019
Pro forma weighted average shares (Basic)
Historical weighted average Era shares outstanding	21,009
Acceleration of Era's restricted stock awards (i)	629
Newly issued shares of Era	73,518
Acceleration of Era's stock options (ii)	—
Pro forma weighted average shares (Basic)	95,156

Pro forma weighted average shares (Diluted)
Historical weighted average Era shares outstanding	21,009
Acceleration of Era’s restricted stock awards (i)	629
Newly issued shares of Era	73,518
Acceleration of Era's stock options (ii)	—
Pro forma weighted average shares (Diluted)	95,156

Pro forma basic net loss per share
Pro forma net loss	$(489,879)
Pro forma weighted average shares (basic)	95,156
Pro forma basic net loss per share	$(5.15)

Pro forma diluted net loss per share
Pro forma net loss	$(489,879)
Pro forma weighted average shares (diluted)	95,156
Pro forma diluted net loss per share	$(5.15)
(i)	Unvested restricted stock awards as of December 31, 2019. Restricted stock awards will vest upon the close of the Merger and are included in pro forma basic EPS.
(ii)
All Era stock options are fully vested but are out-of-the-money and they will not be exercised. The impact of the vested stock options was not included in the computation of basic or diluted pro forma weighted average shares because the effect would have been antidilutive due to the net loss.

Note 8 – Bristow’s Fiscal Year Presentation and Adjustments related to the Adoption of Fresh-start Accounting
Presentation Adjustments
Bristow prepares its combined consolidated financial statements on the basis of a fiscal year ending March 31. The combined consolidated financial statements of Era have historically been prepared on a basis of a fiscal year ending December 31. In accordance with applicable SEC rules, if only one of the entity’s involved in a transaction for which pro forma financial statements are prepared is an SEC reporting company then that entity’s fiscal year end is used to determine the periods presented in the pro forma financial statements. If the non-SEC reporting entity's fiscal year end differs from the reporting entity’s fiscal year end by more than 93 days, income statement for a twelve-month period ending within 93 days of the reporting entity’s fiscal year end must be used.
Bristow’s statement of operations for the twelve-months ended December 31, 2019 was calculated as follows:
	Predecessor				Successor
	Three Months Ended March 31, 2019	Three Months Ended June 30, 2019	Three Months Ended September 30, 2019	One Month Ended October 31, 2019	Two Months Ended December 31, 2019	Twelve Months Ended December 31, 2019

Revenue:
Operating revenue from non-affiliates	$ 296,277	$304,130	$291,348	$96,827	$183,960	$1,172,542
Operating revenue from affiliates	12,851	12,446	13,336	4,832	9,362	52,827
Reimbursable revenue from non-affiliates	14,664	16,600	13,536	4,168	7,602	56,570
Reimbursable revenue from affiliates	—	—	—	—	—	—
	323,792	333,176	318,220	105,827	200,924	1,281,939
Operating Expenses:
Direct cost	260,441	257,759	236,655	79,802	158,845	993,502
Reimbursable expense	14,522	16,134	12,840	4,049	7,707	55,252
Prepetition restructuring charges	—	13,476	—	—	—	13,476
Depreciation and amortization	32,854	31,339	31,303	8,222	11,926	115,644
General and administrative	62,430	34,770	37,820	15,965	25,676	176,661
	370,247	353,478	318,618	108,038	204,154	1,354,535

Loss on impairment	—	—	(62,101)	—	—	(62,101)
Loss on disposal of assets	(8,856)	(3,787)	(230)	249	(154)	(12,778)
Earnings (losses) from unconsolidated	1,908	2,347	633	3,609	1,499	9,996
Operating loss	(53,403)	(21,742)	(62,096)	1,647	(1,885)	(137,479)

Interest expense, net	(29,387)	(26,321)	(22,445)	(79,070)	(9,472)	(166,695)
Reorganization items	—	(76,356)	(93,943)	(447,674)	—	(617,973)
Gain (Loss) on sale of subsidiaries	—	(56,303)	420	—	—	(55,883)
Fair value of embedded derivative	—	—	—	—	(133,315)	(133,315)
Other income (expense), net	1,917	(3,873)	(6,637)	7,009	3,729	2,145
Loss before benefit (provision) for income taxes	(80,873)	(184,595)	(184,701)	(518,088)	(140,943)	(1,109,200)

Benefit (provision) for income taxes	5,419	15,507	21,782	13,889	(11,600)	44,997
Net loss	(75,454)	(169,088)	(162,919)	(504,199)	(152,543)	(1,064,203)

Net (income) loss attributable to noncontrolling	118	(158)	(55)	5	31	(59)
Net loss attributable to Bristow Group	$(75,336)	$ (169,246)	$ (162,974)	$(504,194)	$ (152,512)	$(1,064,262)

	Predecessor				Successor
	Three Months Ended March 31, 2019	Three Months Ended June 30, 2019	Three Months Ended September 30, 2019	One Month Ended October 31, 2019	Two Months Ended December 31, 2019	Twelve Months Ended December 31, 2019
Earnings per common share:
Basic:	$(2.10)	$(4.71)	$(4.54)	$(14.04)	$(13.57)(i)	$ (100.23)(i)
Diluted:	$(2.10)	$(4.71)	$(4.54)	$(14.04)	$(13.57)(i)	$ (100.23)(i)

Basic Shares Outstanding	35,858	35,919	35,919	35,919	11,236	11,236
Diluted Shares Outstanding	36,017	36,172	36,167	35,919	11,236	11,236
i.
For the two months ended December 31, 2019, Bristow had accumulated paid-in-kind dividends on Preferred Stock of $10.3 million, which were accounted for when calculating earnings per basic and diluted common share.

On October 31, 2019, the Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates pursuant to Chapter 11 of the United States Bankruptcy Code (the “Plan of Reorganization”) became effective and Bristow emerged from bankruptcy. Upon emergence from bankruptcy, Bristow adopted fresh-start accounting in accordance with provisions of ASC 852, Reorganizations (“ASC 852”) which resulted in Bristow becoming a new entity for financial reporting purposes. Upon the adoption of fresh-start accounting, Bristow’s assets and liabilities were generally recorded at their fair values as of the fresh-start reporting date, October 31, 2019.
References to “Successor” or “Successor Company” relate to the financial position and results of operations of Bristow subsequent to the effective date of its plan of reorganization, October 31, 2019. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of Bristow prior to, and including, October 31, 2019.

Bristow Group, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2019
	Bristow Group Inc.	Reorganization Adjustments	Fresh Start and Other Adjustments	Pro Forma Predecessor Adjustments	Pro Forma Bristow Group Inc. As Presented Combined
Gross Revenue:
Operating revenue from non-affiliates	$1,172,542	$—	$(1,851)(g)	$(1,851)	$ 1,170,691
Operating revenue from affiliates	52,827	—	(2,374)(k)	(2,374)	50,453
Reimbursable revenue from non-affiliates	56,570	—	—	—	56,570
	1,281,939	—	(4,225)	(4,225)	1,277,714

Operating expense:
Direct cost	993,502	(12,239)(a)	8,800(h)	(3,439)	990,063
Reimbursable expense	55,252	—	—	—	55,252
Prepetition restructuring charges	13,476	(13,476)(b)	—	(13,476)	—
Depreciation and amortization	115,644	—	(45,838)(i)	(45,838)	69,806
General and administrative	176,661	2,477(c)	—	2,477	179,138
	1,354,535	(23,238)	(37,038)	(60,276)	1,294,259

Loss on impairment	(62,101)	—	—	—	(62,101)
Loss on disposal of assets	(12,778)	—	—	—	(12,778)
Earnings (losses) from unconsolidated affiliates, net of losses	9,996	—	—	—	9,996
Operating loss	(137,479)	23,238	32,813	56,050	(81,428)

Interest expense, net	(166,695)	50,323(d)	(11,468)(j)	38,855	(127,840)
Reorganization Items	(617,973)	(68,143)(e)	686,116(e)	617,973	—
Gain (loss) on sale of subsidiaries	(55,883)	—	—	—	(55,883)
Fair value of embedded derivative	(133,315)	—	—	—	(133,315)
Other income (expense), net	2,145	—	—	—	2,145
Loss before benefit (provision) for income taxes	(1,109,200)	5,418	707,461	712,879	(396,321)

Benefit (provision) for income taxes	44,997	(1,138)(f)	(148,567)(f)	(149,705)	(104,708)
Net gain (loss)	$ (1,064,203)	$4,280	$558,894	$563,174	$(501,029)

Net (income) loss attributable to noncontrolling interests	(59)	—	—	—	(59)
Net loss attributable to Bristow Group	$ (1,064,262)	$4,280	$558,894	$563,174	$(501,088)

Earnings per common share:
Basic:	$(100.23)				$(50.11)
Diluted:	$(100.23)				$(17.69)

Basic Shares Outstanding	11,236				11,236
Diluted Shares Outstanding	11,236				20,793

Reorganization Pro Forma Adjustments:
(a)
As part of the Chapter 11 proceedings, Bristow rejected certain aircraft leases and modified certain aircraft lease contracts. The following table summarizes the adjusted lease expense assuming such rejections occurred on January 1, 2019:

Pro Forma Twelve-months Ended December 31, 2019
Modified lease contracts	$(10,110)
Rejected lease contracts	(2,129)
Pro forma decrease in lease payments	$(12,239)
(b)
To reflect the elimination of expenses incurred in connection with Bristow's preparation to file bankruptcy totaling $13.5 million. Because these items are directly attributable to Bristow's filing for bankruptcy, are included in the historical results and are not expected to have a continuing impact on Bristow's results they have been eliminated from the pro forma statement of operations.

(c)
(i) The Bristow Board and employees of the Predecessor and Successor companies were and are compensated partially with stock awards. The pro forma adjustment reflects an incremental compensation expense in the amount of $5.5 million related to restricted stock units and stock options issued by the Successor Company in November 2019 pursuant to the new Management Incentive Plan established in Bristow's Plan of Reorganization and adopted by the Compensation Committee of the Bristow Board. The Plan of Reorganization allowed for the Successor Company Board of Directors to set the specific terms of such awards. Compensation expense is recognized assuming the stock awards were granted January 1, 2019 and adjusted for actual compensation expense included in Bristow’s historical expense related to the former management incentive plan. The amount includes $8.1 million of compensation expense less $2.6 million historical expense recorded. Refer to “Note 13 - Employee Benefit Plans” in Bristow's “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy statement and consent solicitation statement/prospectus for a summary of the awards and assumptions related to the new Management Incentive Plan.

(ii) As part of the Plan of Reorganization, Bristow rejected certain lease contracts and entered into new lease contracts including a new lease for its corporate headquarters. The change resulted in a $2.5 million reduction to lease expense for the pro forma twelve-month period ended December 31, 2019.
(iii) To reflect a reduction to Directors and Officers (“D&O”) liability insurance expense for the pro forma twelve-months ended December 31, 2019 in the amount of $0.6 million. Due to the Plan of Reorganization, Bristow's insurance policy for the Predecessor Company was cancelled and replaced with the Successor Company's policy.
The adjustment reflects a net increase to general and administrative expenses of $2.5 million for the pro forma twelve-months ended December 31, 2019.
(d)
To reflect the elimination of actual historical interest expense and amortization of deferred financing fees recorded in accordance with the terms of Bristow’s pre-petition debt that was either extinguished or reinstated upon emergence from bankruptcy pursuant to the Plan of Reorganization in the amount of $45.8 million. The adjustment also includes a decrease to net interest expense of $4.5 million related to interest recorded on the court approved debtor in possession (DIP) financing Bristow obtained while Bristow was in bankruptcy. Please see “Note 7 - Debt” in Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited).” The adjustment reflects a total decrease to interest expense of $50.3 million for the pro forma twelve-months ended December 31, 2019.

(e)
In connection with the Plan of Reorganization, Bristow incurred certain expenses and recorded certain gains and losses as Reorganization Items. Because these items are directly attributable to Bristow's Plan of Reorganization, they are included in the historical results but are not expected to have a continuing impact on Bristow's results, they have been eliminated from the pro forma statement of operations. Reorganization items for the pro forma twelve-months ended December 31, 2019 are summarized as follows:
Pro Forma Twelve-months Ended December 31, 2019
Gain on settlement of liabilities subject to compromise	$265,591
Fresh-start accounting adjustments	(686,116)
Reorganization professional fees and other	(197,448)
Pro forma decrease in Reorganization expense, net	$(617,973)
(f)	To reflect the tax effect of the pro forma adjustments by applying the statutory rate as if the pro forma transactions had occurred as of January 1, 2019.
Fresh-start Accounting and Other Adjustments:
(g)
To reflect the fresh-start accounting adjustment for the write off of certain contracts and related amounts recorded as deferred revenue for which pursuant to the Plan of Reorganization Bristow was no longer obligated to provide services. The pro forma adjustment reduces revenue for the pro forma twelve-month period by $1.9 million.

(h)
To reflect an overall increase to Direct cost resulting from the application of fresh-start accounting of $8.8 million. Direct costs increased due to amortization expense of $16.8 million related to an intangible asset recognized for Bristow's PBH contracts in which maintenance is covered by the manufacturer in exchange for a fee per flight hour. The increase was offset by decrease of $8.0 million due to the re-valuation and write off of certain contract costs with the application of fresh-start accounting.

(i)
To reflect a net decrease of $45.8 million to Depreciation and Amortization expense due to the application of fresh-start accounting. The revised fair values of Bristow's aircraft and equipment resulted in a decrease to depreciation expense of $52.4 million for the pro forma twelve-month period ended December 31, 2019. This decrease was offset by an increase in amortization expense related to a customer relationship intangible asset recognized upon emergence from bankruptcy of $6.6 million.

(j)
Upon emergence from bankruptcy, Bristow’s reinstated debt agreements were fair valued with the application of fresh-start accounting. The pro forma adjustment reflects the amortization of the discount recognized when recording the debt at fair value. The amortization of this discount utilizing the effective interest method resulted in an increase to interest expense of $11.5 million for the pro forma twelve-months ended December 31, 2019.

(k)
To reflect the fresh-start accounting adjustment for the write off of certain contract amounts related to contracts with affiliates. The pro forma adjustment reduces revenue for the pro forma twelve-month period by $2.4 million.

ERA DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Era directors, executive officers, executive compensation and corporate governance disclosure set forth in Era’s annual report on form 10-K for the year ended December 31, 2019, is filed with the SEC and incorporated by reference into this joint proxy and consent solicitation statement/prospectus.
ERA SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table provides information with respect to the beneficial ownership of Era Common Stock as of March 2, 2020 by:
•	each person who has been a director of Era at any time since January 1, 2019;
•	each person who has been a named executive officer of Era at any time since January 1, 2019; and
•	all of Era’s current directors and executive officers as a group.
As of April 30, 2020, there were 21,525,383 shares of Era Common Stock outstanding. The amounts and percentages of Era Common Stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.
Name	Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Charles Fabrikant(1)	670,223	3.11%
Christopher S. Bradshaw(2)	541,877	2.52%
Stuart Stavley(3)	163,036	*
Steven Webster(4)	99,638	*
Jennifer Whalen(5)	112,653	*
Paul White(6)	89,964	*
Crystal Gordon(7)	66,894	*
Grant Newman(8)	51,814	*
Ann Fairbanks(9)	37,156	*
Christopher Papouras(10)	35,517	*
Yueping Sun(11)	35,281	*
All current directors and executive officers as a group (11 individuals)(12)	1,904,053	8.85%
*	Individually less than 1.00%.
(1)
Includes: (i) 198,103 shares of Era Common Stock owned directly; (ii) 323,529 shares owned by Fabrikant International Corporation, of which Mr. Fabrikant is President, (iii) 60,000 shares held by the Charles Fabrikant 2012 GST Exempt Trust, of which Mrs. Fabrikant is a trustee, (iv) 37,821 shares held by the Charles Fabrikant 2009 Family Trust, of which Mr. Fabrikant is a trustee, (v) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which Mr. Fabrikant is a trustee, (vi) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which Mrs. Fabrikant is a trustee, (vii) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which Mrs. Fabrikant is a trustee and (viii) 5,748 shares of restricted stock over which Mr. Fabrikant exercises sole voting power.

(2)	Includes 206,693 shares of restricted stock over which Mr. Bradshaw exercises sole voting power and options to purchase 100,000 shares of Era Common Stock that have vested.
(3)	Includes 54,179 shares of restricted stock over which Mr. Stavley exercises sole voting power and options to purchase 15,000 shares of Era Common Stock that have vested.
(4)	Includes 5,748 shares of restricted stock over which Mr. Webster exercises sole voting power and options to purchase 40,152 shares of Era Common Stock that have vested.
(5)	Includes 67,899 shares of restricted stock over which Ms. Whalen exercises sole voting power.
(6)	Includes 54,179 shares of restricted stock over which Mr. White exercises sole voting power and options to purchase 15,000 shares of Era Common Stock that have vested.

(7)	Includes 61,567 shares of restricted stock over which Ms. Gordon exercises sole voting power.
(8)	Includes 42,659 shares of restricted stock over which Mr. Newman exercises sole voting power.
(9)	Includes 5,748 shares of restricted stock over which Ms. Fairbanks exercises sole voting power.
(10)	Includes 5,748 shares of restricted stock over which Mr. Papouras exercises sole voting power.
(11)	Includes 5,748 shares of restricted stock over which Ms. Sun exercises sole voting power.
(12)
Includes Mmes. Fairbanks, Sun, Whalen and Gordon, and Messrs. Fabrikant, Bradshaw, Stavley, White, Papouras, Webster and Newman. The address for each such individual is c/o Era Group Inc., 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024.

ERA CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Era Certain Relationships and Related Transactions set forth in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, is filed with the SEC and incorporated by reference into this joint proxy and consent solicitation statement/prospectus
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE COMBINED COMPANY
As of the date of this joint proxy and consent solicitation statement/prospectus, the only decision made with respect to named executive officers of the Combined Company is that Christopher S. Bradshaw, the President and Chief Executive Officer of Era will serve as President and Chief Executive Officer of the Combined Company.
The following directors of Era are expected to be directors of the Combined Company: Christopher S. Bradshaw and Charles Fabrikant. The information with respect to Messrs. Bradshaw and Fabrikant is set forth in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, is filed with the SEC and incorporated by reference into this joint proxy and consent solicitation statement/prospectus.
The following directors of Bristow are expected to be directors of the Combined Company: G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo and Brian D. Truelove. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
COMPENSATION OF THE COMBINED COMPANY DIRECTORS AND EXECUTIVE OFFICERS
As of the date of this joint proxy and consent solicitation statement/prospectus, the only decision that has been made with respect to executive officers of the Combined Company is that Christopher S. Bradshaw, the President and Chief Executive Officer of Era, will serve as President and Chief Executive Officer of the Combined Company. With respect to directors of the Combined Company, as of the date of this joint proxy and consent solicitation statement/prospectus, it is expected that the Combined Company's board of directors will intially be composed of eight directors, including Mr. Bradshaw and Charles Fabrikant, who are currently directors of Era. The executive compensation information with respect to Mr. Bradshaw and the director compensation information with respect to Mr. Fabrikant, in each case as set forth in Era's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC, is incorporated by reference into this joint proxy and consent solicitation statement/prospectus.

INFORMATION ABOUT THE COMPANIES
Era
Era is a Delaware corporation headquartered in Houston, Texas. It one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S., which is its primary area of operations. Its helicopters are primarily used to transport personnel to, from and between offshore oil and gas production platforms, drilling rigs and other installations. In addition to serving the oil and gas industry, it provides emergency response services and utility services, among other activities. It also provides helicopters and related services to third-party helicopter operators. It currently has customers in the U.S., Brazil, Chile, Colombia, India, Mexico, Spain and Suriname. Era Common Stock currently trades on the NYSE under the ticker symbol “ERA”. Era’s executive offices are located at 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024, and its telephone number is (713) 369-4700.
For more information about Era, see the Era Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated herein by reference.
Recent Developments
As described elsewhere in this joint proxy and consent solicitation statement/prospectus, the COVID-19 pandemic has resulted in a global crisis with the majority of countries closing off international travel and instituting other measures such as reducing or eliminating public gatherings by placing limits on such events, shuttering non-essential stores and services, voluntary and involuntary quarantines among other such measures in an effort to try and reduce the spread of COVID-19. The long-term impact of COVID-19 on the global economy is not yet known, but it is likely to have a significant influence in economic activity in the near-term. In particular, the impact of the COVID-19 pandemic, along with the impact of the collapse of OPEC+ negotiations resulting from the failure of Russia and Saudi Arabia to agree on terms to maintain oil production limits, has caused a drastic decrease in the price of oil. See “Risk Factors—Risks Related to Era and Bristow—The coronavirus (COVID-19) pandemic and supply decisions by Saudi Arabia and Russia have resulted in a decrease in the price of and demand for oil, which has caused, and may continue to cause, a decrease in the demand for Era’s and Bristow’s services.”
Era does not yet know what impact, if any, that COVID-19 will have on its business. However, Era is taking precautions as an organization to protect its employees, customers and communities during this time. Era has undertaken a number of proactive measures to reduce the spread of the virus and maintain the safety and health of Era’s workforce, including, among other things, permitting employees that are able to work from home to do so, and implementing comprehensive screening at operational bases throughout the organization. Under guidance issued by the U.S. Cybersecurity and Infrastructure Security Agency, Era’s employees are deemed “essential,” thereby permitting certain parts of the organization to continue operating notwithstanding guidance or orders issued by state and local governments requiring businesses to close and persons to shelter in place and avoid unnecessary travel. The effects of Era’s work-from-home policies may negatively impact productivity and disrupt Era’s business, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.
At this time, Era cannot estimate the potential impact that the COVID-19 pandemic, the recent decrease in demand for and price of oil or the effect of work-from-home policies and other disruptions to Era’s business will have on its financial condition or results of operations, but the effects could be significant.
On April 22, 2020, Era entered into the First Amendment to the Agreement and Plan of Merger with Bristow and Merger Sub.
Merger Sub
Merger Sub, a wholly owned subsidiary of Era, is a Delaware corporation incorporated on January 22, 2020 for the purpose of effecting the Merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. Merger Sub’s headquarters are located at 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024. The telephone number at that location is 713-369-4700.
Bristow
Bristow is the leading global industrial aviation services provider based on the number of aircraft operated. It has a long history in industrial aviation services through Bristow Helicopters Ltd. (“Bristow Helicopters”) and Offshore Logistics, Inc., which were founded in 1955 and 1969, respectively. It has major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Australia, Brazil, Canada, Guyana and Trinidad. It provides commercial search and rescue (“SAR”) services in Canada, Guyana, Norway, Trinidad and the United States. It provides public sector SAR services in the U.K. on behalf of the Maritime & Coastguard Agency (“MCA”). It also provides regional fixed wing scheduled and charter services in Nigeria through its consolidated affiliate Bristow Helicopters (Nigeria) Ltd. and Australia through its consolidated affiliate, Capiteq Limited, operating under the name of Airnorth. These operations support its primary industrial aviation services operations in those markets, creating a more integrated logistics solution for its customers.
Bristow’s executive offices are located at 3151 Briarpark Dr., Suite 700, Houston, Texas 77042, and its telephone number is (713) 267-7600.
Bristow Business
On May 11, 2019 (the “Petition Date”), Bristow Group Inc. and its subsidiaries BHNA Holdings Inc., Bristow Alaska Inc., Bristow Helicopters Inc., Bristow U.S. Leasing LLC, Bristow U.S. LLC, BriLog Leasing Ltd. and Bristow Equipment Leasing Ltd. (together, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 Cases are jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. On August 1, 2019, the Debtors filed with the Bankruptcy Court the Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates and the Disclosure Statement related thereto. On August 20, 2019, the Debtors filed with the Bankruptcy Court the Amended Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates (as further modified on August 22, 2019 and September 30, 2019, the “Amended Plan”) and the Disclosure Statement related thereto (as further modified on August 22, 2019, the “Amended Disclosure Statement”). On August 26, 2019, the Bankruptcy Court entered an order conditionally approving the Amended Disclosure Statement and approving the Debtors’ commencement of solicitation of votes on the Amended Plan. On September 16, 2019, the Debtors filed with the Bankruptcy Court a supplement to the Amended Plan, which included various documentation related to the Amended Plan, including, among other things, a form of warrant agreement, a form of registration rights agreement, a form of stockholders agreement and forms of organizational documents for the reorganized Company. On October 8, 2019, the Bankruptcy Court entered an order approving the Amended Disclosure Statement and confirming the Amended Plan. On October 31, 2019 (the “Effective Date”), the Amended Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.
During the nine months ended December 31, 2019, Bristow generated approximately 73% of its consolidated operating revenue from external customers from oil and gas operations, approximately 18% from U.K. SAR operations and approximately 9% from fixed wing services, including charter and scheduled airline services that support its helicopter operations.
Bristow conducts its business in one segment: industrial aviation services. The industrial aviation services segment operations are conducted primarily through two hubs that include four regions:
•	Europe Caspian,
•	Africa,
•	Americas, and
•	Asia Pacific.
Bristow primarily provides industrial aviation services to a broad base of major integrated, national and independent offshore energy companies. Bristow’s customers charter its helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, Bristow’s customers also charter its helicopters to transport time-sensitive equipment to these offshore locations. These customers’ operating expenditures in the production sector are the principal source of Bristow’s revenue, while their exploration and development capital expenditures provide a lesser portion of its revenue. The customers for SAR services include both the oil and gas industry, where Bristow’s revenue is primarily dependent on its customers’ operating expenditures, and governmental agencies, where Bristow’s revenue is dependent on a country’s desire to privatize SAR and enter into long-term contracts.

Helicopters are generally classified as small (four to eight passenger capacity), medium (12 to 16 passenger capacity) and large (16 to 25 passenger capacity), each of which serves a different transportation need of the offshore energy industry. Medium and large helicopters, which can fly in a wider variety of operating conditions, over longer distances, at higher speeds and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With these enhanced capabilities, medium and large helicopters have historically been preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote, located in harsh environments and the onshore infrastructure tends to be more limited. Additionally, local governmental regulations in certain international markets require Bristow to operate twin-engine medium and large aircraft in those markets. Global demand for medium and large helicopters is driven by drilling, development and production activity levels in deepwater locations throughout the world, as the medium and large aircraft are able to travel to these deepwater locations. Small helicopters are generally used for shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. Bristow’s small helicopters operate primarily over the shallow waters offshore in the U.S. Gulf of Mexico. Bristow is able to deploy its aircraft to the regions with the greatest demand, subject to the satisfaction of local governmental regulations. SAR operations utilize medium and large aircraft that are specially configured to conduct these types of operations in environments around the world. The commercial aircraft in Bristow’s consolidated fleet are its primary source of revenue. To normalize the consolidated operating revenue of Bristow’s commercial helicopter fleet for the different revenue productivity and cost, Bristow developed a common weighted factor that combines large, medium and small commercial helicopters into a combined standardized number of revenue producing commercial aircraft assets. Bristow calls this measure Large AirCraft Equivalent (“LACE”). Bristow’s commercial large, medium and small helicopters, including owned and leased helicopters, are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes fixed wing aircraft, unconsolidated affiliate aircraft, aircraft held for sale and aircraft construction in process. Bristow divides its operating revenue from commercial contracts relating to LACE aircraft, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate.
The SAR market is continuing to evolve and Bristow believes further outsourcing of public SAR services to the private sector will continue in the future, although the timing of these opportunities is uncertain. The customers for Bristow’s SAR services include both the oil and gas industry and governmental agencies. Bristow is pursuing other public and oil and gas SAR opportunities for multiple aircraft in various jurisdictions around the globe and other non-SAR government aircraft logistics opportunities.
Bristow’s business has traditionally been significantly dependent upon the level of offshore oil and gas exploration, development and production activity. Bristow has diversified with investments into other new business growth areas within industrial aviation services to lessen the cyclical effects of a downturn in any one industry or economy. There are also additional markets for industrial aviation services beyond the offshore energy industry and SAR, including air medical, agricultural support, corporate transportation, firefighting, military, police, tourism and traffic monitoring. The existence of these alternative markets has historically enabled Bristow to better manage its helicopter fleet by providing potential purchasers for older aircraft and for Bristow’s excess aircraft during times of reduced demand in the offshore energy industry.
Additionally, Bristow has fixed wing operations in Nigeria and Australia that create a more integrated logistics solution for its customers and further diversify its business.
Most countries in which Bristow operates limit foreign ownership of aviation companies. To comply with these regulations and at the same time expand internationally, Bristow has formed or acquired interests in a number of foreign aviation operators. These investments typically combine a local ownership interest with Bristow’s experience in providing industrial aviation services to the offshore energy industry. These arrangements have allowed Bristow to expand operations while diversifying the risks and reducing the capital outlays associated with independent expansion. Bristow leases some of its aircraft to unconsolidated affiliates, which in turn provide industrial aviation services to customers locally.
Bristow regularly engages in discussions with potential sellers and strategic partners regarding the possible purchase of assets, pursuit of joint ventures or other expansion opportunities that increase its position in existing markets or facilitate expansion into new markets. Bristow may also divest portions of its business or assets to narrow its service offering and reduce its operational footprint to decrease leverage and improve return on capital. These potential expansion opportunities and divestitures may consist of both smaller transactions as well as larger transactions that could have a material impact on Bristow’s financial position, cash flow and results of operations. Bristow cannot predict the likelihood of completing, or the timing of, any such transactions. On January 23, 2020, Bristow entered into an Agreement and Plan of Merger with Era and Merger Sub, pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and direct wholly owned subsidiary of Era. Following the Merger, Era intends to change its name to Bristow Group Inc., and its common stock will remain listed on the New York Stock Exchange. For further details, see Note 4 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
The oil and gas business environment has experienced significant volatility since fiscal year 2015. Brent crude oil prices declined from approximately $106 per barrel as of July 1, 2014 to a low of approximately $26 per barrel in February 2016. Brent crude oil prices were approximately $61 per barrel as of December 31, 2019. The decrease in oil prices beginning in fiscal year 2015 was driven by increased global supply primarily from unconventional oil resources in the U.S. Permian Basin and forecasts of reduced demand for crude oil resulting from weaker global economic growth in many regions of the world. The oil price decline negatively impacted the cash flow of Bristow’s customers and resulted in their implementation of measures to reduce operational and capital costs, negatively impacting helicopter activity beginning in fiscal year 2015. These cost reductions have continued into fiscal year 2020 and have impacted both the offshore production and the offshore exploration activity of Bristow’s customers resulting in a change in the industry with continued focus on supply chain efficiencies without a similar offsetting decease to Bristow’s maintenance costs. The largest share of Bristow’s revenue relates to oil and gas production; however, Bristow’s largest contract, the contract with the U.K. Department for Transport (the “DfT”) to provide public sector SAR services for all of the U.K. (the “U.K. SAR contract”), is not directly impacted by declining oil prices. The significant and sustained drop in the price of crude oil during this period resulted in the rescaling, delay or cancellation of planned offshore projects and negatively impacted Bristow’s operations and could continue to negatively impact Bristow’s operations in future periods.
To further reduce costs and make offshore drilling more economical, the industry is implementing technology-driven solutions that could result in increased transportation needs initially but could result in decreased activity once complete. Recently, Bristow has seen growth opportunities in market share gains rather than increased activity. Bristow’s oil and gas markets remain competitive as material cost reductions and technological improvements have taken place in the offshore supply chain. The continued volatility of oil prices and improvements in operational efficiency by our customers, combined with the excess supply of aircraft could continue to impact the price and demand for helicopters and may continue to have a material impact on Bristow’s financial position, cash flow and results of operations.
On March 20, 2020, Brent crude oil prices closed at a low of $19. The decline accelerated the first week of March 2020 from the high $40’s per barrel as a result of an increase in low-priced oil from Saudi Arabia supplied into the market coupled with Russia’s position to abstain from participating in the supply reduction agreement with the Organization of the Petroleum Countries and the expected reduction in demand for oil due to COVID-19, as defined below. As of April 20, 2020, the NYMEX WTI oil futures price for May 2020 was -$37.63 per barrel. It is not known at this time how long this decrease in pricing will continue nor the impact to our customers and their demand for Bristow’s services.
Per the World Health Organization (“WHO”), coronaviruses are a large family of viruses which may cause illness in animals or humans. In humans, several coronaviruses are known to cause respiratory infections ranging from the common cold to more severe diseases such as Middle East Respiratory Syndrome (MERS) and Severe Acute Respiratory Syndrome (SARS). The most recently discovered coronavirus causes coronavirus disease COVID-19. This new virus and disease were unknown before the outbreak began in Wuhan, China, in December 2019. COVID-19 was designated a pandemic by the WHO on March 11, 2020.
COVID-19 has resulted in a global crisis with the majority of countries closing off international travel and instituting other measures such as reducing or eliminating public gatherings by placing limits on such events, shuttering non-essential stores and services, voluntary and involuntary quarantines among other such measures in an effort to try and reduce the spread of COVID-19. The long-term impact of COVID-19 on the global economy is not yet known, but it has had and is likely to have a significant influence in economic activity in the near-term. Financial markets have experienced a significant decline as a result of COVID-19. For example, the Dow Jones Industrial Average closed at 28,538 on December 31, 2019, reached an all-time high close of 29,551 on February 12, 2020, and closed at 18,592 on March 23, 2020.
Bristow does not yet know what impact, if any, that COVID-19 will have on its business. Bristow is, however, taking the necessary precautions as an organization to help protect its employees, customers and other key stakeholders, based upon relevant guidance from public health authorities. Following guidance from local public health authorities such as the U.S. Center for Disease Control and the World Health Organization, Bristow has taken various steps, to help reduce the spread of the virus and maintain the health and safety of Bristow's workforce, including but not limited to, implementing work-from-home arrangements for those able to do so, creating accommodations for social distancing, restricting access to sites, and implementing other measures to help maintain the safety of its workforce. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on Bristow's ability to conduct our business in the ordinary course.
In addition, Bristow has implemented several measures at its bases, in conjunction with its customers and based upon guidance from local public health authorities, to help protect employees and customers, including, but not limited to, measures to restrict access to its sites, medical screenings/questionnaires prior to all flights, enhanced sanitization of aircraft and equipment, modification of aircraft and special protocols on travel and passenger transport, and is also monitoring developments to modify its actions as appropriate. Many of Bristow's employees are deemed “essential” in the regions in which they operate and are therefore allowed to continue conducting business notwithstanding guidance or orders of general applicability issued by governments requiring businesses to close, persons to shelter in place, borders to close and other actions of that nature. In addition, the Company has developed and is offering its customers COVID-19 medevac transport in certain regions of its business. Bristow cannot estimate the impact such measures and the reduced demand for oil & gas will have on its financial results at this time, however, the effects could be significant.

As of December 31, 2019, the aircraft in Bristow’s fleet are as follows:
	Number of Aircraft
	Consolidated Affiliates			Unconsolidated Affiliates(2)
	Operating Aircraft
Type	Owned Aircraft	Leased Aircraft(1)	Aircraft Held For Sale	In Fleet	Maximum Passenger Capacity
Large Helicopters:
AW189	2	1	—	—	16
AW189 U.K. SAR	11	—	—	—	16
H225	2	—	14	—	19
Sikorsky S-92A	31	31	—	11	19
Sikorsky S-92A U.K. SAR(3)	3	10	—	—	19
	49	42	14	11
Medium Helicopters:
AW139	17	8	—	6	12
Bell 212	—	—	—	12	12
Bell 412	—	—	3	12	13
Sikorsky S-76 C++	35	—	—	18	12
Sikorsky S-76D	10	—	—	—	12
	62	8	3	48
Small Helicopters:
AS350BB	—	—	—	2	4
AW109	—	—	—	2	4
AW119	—	—	—	1	7
Bell 206B	—	—	—	2	4
Bell 206L Series	—	—	—	5	6
Bell 407	19	—	—	—	6
H135	—	—	—	5	6
	19	—	—	17
Fixed wing(4)	11	5	—	27
Total	141	55	17	103
(1)
For additional information regarding leases, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements — Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

(2)
Includes 39 helicopters (primarily medium) and 19 fixed wing aircraft owned and managed by Líder Táxi Aéreo S.A. (“Líder”), our unconsolidated affiliate in Brazil, 36 helicopters and eight fixed wing aircraft owned by Petroleum Air Services (“PAS”), our unconsolidated affiliated in Egypt, and one helicopter operated by Cougar Helicopters Inc. (“Cougar”), our unconsolidated affiliate in Canada.

(3)	Three of the leased U.K. SAR configured aircraft are in the process of being returned to the lessor.
(4)
Bristow Helicopters Australia Pty Ltd. (“Bristow Helicopters Australia”) owns a 100% interest in Airnorth. Airnorth operates a total of 13 fixed wing aircraft, which are included in the Asia Pacific region.

As of December 31, 2019, Bristow did not have any aircraft on order for future delivery. As part of the Chapter 11 process from which Bristow emerged on October 31, 2019, Bristow cancelled a contract to purchase 22 H175 aircraft from Airbus.

The following table presents the distribution of Bristow’s operating revenue for the nine months ended December 31, 2019 and aircraft as of December 31, 2019 among its regions:
	Operating Revenue for the Nine Months Ended December 31, 2019	Aircraft in Consolidated Fleet
		Helicopters
		Small	Medium	Large	Fixed Wing	Total(1)	Unconsolidated Affiliates	Total
Europe Caspian	57%	—	12	77	—	89	—	89
Africa	15%	—	25	7	3	35	44	79
Americas	19%	19	34	16	—	69	59	128
Asia Pacific	9%	—	2	5	13	20	—	20
Total	100%	19	73	105	16	213	103	316
(1)	Includes 17 held for sale and 55 leased aircraft as follows:
	Held for Sale Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Fixed Wing	Total
Europe Caspian	—	—	9	—	9
Africa	—	2	—	—	2
Americas	—	1	—	—	1
Asia Pacific	—	—	5	—	5
Total	—	3	14	—	17
	Leased Aircraft in Consolidated Fleet
	Helicopters
	Small	Medium	Large	Fixed Wing	Total
Europe Caspian	—	1	33	—	34
Africa	—	1	3	2	6
Americas	—	4	6	—	10
Asia Pacific	—	2	—	3	5
Total	—	8	42	5	55
Bristow’s current number of LACE is 131 and our historical LACE and LACE rate is as follows:
	Nine Months Ended December 31, 2019(1)	Fiscal Year Ended March 31,
		2019	2018	2017	2016	2015
LACE	131	160	172	174	162	166
LACE Rate (in millions)	$8.55	$6.94	$6.74	$6.55	$8.60	$9.26
(1)	LACE rate is annualized.
The following table presents the distribution of LACE helicopters owned and leased, and the percentage of LACE leased as of December 31, 2019. The percentage of LACE leased is calculated by taking the total LACE for leased commercial helicopters divided by the total LACE for all commercial helicopters Bristow operates, including both owned and leased.
	LACE
	Owned Aircraft	Leased Aircraft	Percentage of LACE leased
Europe Caspian	41	34	45%
Africa	15	4	19%
Americas	29	8	21%
Asia Pacific	—	1	100%
Total	85	46	35%

Region Operations
Europe Caspian
Based on the number of aircraft operating, Bristow is one of the largest providers of industrial aviation services in the North Sea, where there are harsh weather conditions and geographically concentrated offshore facilities. As of December 31, 2019, Bristow operated its oil and gas operations in its Europe Caspian region from four bases in the U.K. and four bases in Norway. Offshore customer facilities in the Northern North Sea and Norwegian North Sea are large and require frequent crew change flight services. In the Southern North Sea, the offshore customer facilities are generally smaller with some unmanned platforms requiring shuttle operations to up-man in the morning and down-man in the evening. Bristow deploys the majority of the large aircraft in its consolidated fleet in the North Sea, where its customers are primarily major integrated and independent offshore energy companies. Bristow’s North Sea operations are subject to seasonality as drilling activity is lower during the winter months due to harsh weather and shorter days.
Bristow provides commercial SAR services for a number of oil and gas companies operating in the Norwegian North Sea.
Bristow has the U.K. SAR contract with the DfT to provide public sector SAR services for all of the U.K. on behalf of the MCA. The U.K. SAR contract had a phased-in transition period that began in April 2015 and continued to July 2017, with a contract length of approximately ten years. As of December 31, 2019, Bristow is servicing the U.K. SAR contract utilizing the following U.K. SAR configured aircraft: 10 S-92s (seven of which are leased) and 11 AW189s (all owned).
Bristow has a controlling ownership stake in the Humberside Airport in Kirmington, United Kingdom (the “Humberside Airport”). There are approximately 140 employees at the Humberside Airport. Bristow also conducts certain of its SAR operations from a base location at the Humberside Airport.
Additionally, Bristow’s Europe Caspian region includes operations in Turkmenistan. Bristow operates one medium aircraft through its 51% interest in Turkmenistan Helicopters Limited, a Turkmenistan corporation that provides industrial aviation services to an international offshore energy company from a single location.
Africa
As of December 31, 2019, most of the aircraft in Bristow’s Africa region operate in Nigeria, where Bristow is the largest provider of industrial aviation services to the offshore energy industry. Bristow has historically deployed a combination of small, medium and large aircraft in Nigeria and service a client base comprised primarily of major integrated offshore energy companies. There are currently no small aircraft operating in the Africa region, reflecting the shift to support of deepwater exploration and production. Bristow has three operational bases located as follows: Lagos, Eket and Port Harcourt. The marketplace for Bristow’s services had historically been concentrated predominantly in the oil rich swamp and shallow waters of the Niger Delta area; however, more recently Bristow has been undertaking work further offshore in support of deepwater exploration. Operations in Nigeria are subject to seasonality as the Harmattan, a dry and dusty trade wind, blows between the end of December and the middle of February. At times when the heavy amount of dust in the air severely limits visibility, Bristow’s aircraft are unable to operate.
In October 2015, Bristow began providing fixed wing services in the Africa region to provide end-to-end transportation services for principally oil and gas industry customers and currently operates two fixed wing aircraft in support of this service.
Bristow owns a 25% interest in PAS, an Egyptian corporation which provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed wing capacity is chartered to tourism operators. PAS operates 36 helicopters and eight fixed wing aircraft from multiple locations. The remaining 75% interest in PAS is owned by the Egyptian General Petroleum Corporation.
Americas
As of December 31, 2019, Bristow operated from three operating facilities in the U.S. Gulf of Mexico. Bristow is one of the largest suppliers of industrial aviation services in the U.S. Gulf of Mexico. Bristow’s customers in this region are primarily independent and major integrated offshore energy companies. The U.S. Gulf of Mexico is a major offshore energy producing market. The shallow water platforms are typically unmanned and serviced by small aircraft. The deepwater platforms are serviced by medium and large aircraft. Among Bristow’s strengths in this region, in addition to its operating facilities, are its advanced flight-following systems and widespread and strategically located offshore fuel stations. Operations in the U.S. Gulf of Mexico are subject to seasonality as the months of December through March typically have more days of harsh weather conditions than the other months of the year. Additionally, during the months of June through November, tropical storms and hurricanes may reduce activity as Bristow is unable to operate in the area of the storm.
Bristow operates a SAR base at the South Lafourche Airport in Galliano, Louisiana. From this base, Bristow has one medium and one large aircraft that provide SAR and/or medical evacuation services to oil and gas customers.
Additionally, Bristow operates five medium and one large aircraft in Trinidad from a base located at Trinidad’s Piarco International Airport and five medium and one large aircraft in Guyana from a base located at Ogle International Airport. Bristow’s customers in Trinidad and Guyana are primarily engaged in offshore energy activities. Bristow also provides rescue and recovery services for its customers in Trinidad and Guyana.
Bristow owns a 40% economic interest in Cougar, the largest offshore energy and SAR helicopter service provider in Atlantic Canada. Cougar has approximately 275 employees and its operations are primarily focused on serving the offshore oil and gas industry off Canada’s Atlantic coast. Bristow leased eight large helicopters and four shore-based facilities to Cougar as of December 31, 2019, including state-of-the-art helicopter passenger, maintenance and SAR facilities located in Newfoundland and Labrador.
Bristow also owns a 41.9% economic interest in Líder, a provider of helicopter and corporate aviation services in Brazil. Líder has approximately 1,020 employees and operates through five primary operating units: helicopter service, maintenance, chartering, ground handling and aircraft sales, and provides commercial SAR and medical evacuation services to the oil and gas industry. Líder’s fleet includes 39 rotor wing and 19 fixed wing aircraft (including owned and managed aircraft). Líder also has a vast network of bases located strategically in Brazil, including locations in Macae, Rio de Janiero and Vitória, and is headquartered in Belo Horizonte, Brazil.
Asia Pacific
As of December 31, 2019, Bristow operated in Australia from one base located in Victoria near Bass Straits. Bristow has additional base locations in the vicinity of the major offshore energy exploration and production fields in the North West Shelf, Browse and Carnarvon basins of Western Australia. Bristow’s customers in Australia are primarily major integrated offshore energy companies. Additionally, Bristow provides engineering support to the Republic of Singapore Air Force’s fleet of helicopters at their base in Oakey, Queensland. Operations in the Asia Pacific region during the months of November through April may be impacted by cyclones that may reduce activity as Bristow is unable to operate in the area of the storm.
Bristow Helicopters Australia owns a 100% interest in Airnorth, a regional fixed wing operator based in Darwin, North Territory, Australia. Airnorth has approximately 250 employees and its operations focus on providing both charter and scheduled services targeting the energy and mining industries in Northern and Western Australia as well as international services to Dili, Timor-Leste. Airnorth operates 13 fixed wing aircraft. This investment allows Bristow to provide point to point transportation services for existing Australian based passengers, expand industrial aviation services in certain areas in Southeast Asian markets and create a more integrated logistics solution for global customers operating in this region.

Customers and Contracts
Bristow’s principal customers are major integrated, national and independent offshore energy companies and the DfT. The following table presents Bristow’s top ten customers for the nine months ended December 31, 2019 and their percentage contribution to Bristow’s consolidated gross revenue during fiscal years 2019, 2018 and 2017 and includes any customers accounting for 10% or more of Bristow’s consolidated gross revenue during such fiscal years.
	Nine Months Ended December 31, 2019	Fiscal Year Ended March 31,
Client Name		2019	2018	2017
U.K. Department for Transport	17.3%	16.5%	15.6%	13.7%
Equinor	9.3%	8.7%	7.7%	5.3%
Exxon Mobil	7.5%	5.2%	4.3%	4.2%
ConocoPhillips	7.2%	6.9%	6.4%	7.3%
BP	5.4%	3.3%	4.5%	8.2%
Cougar(1)	3.7%	3.2%	3.5%	3.6%
IAC(2)	3.6%	4.7%	4.9%	4.6%
Aker BP ASA	3.4%	2.9%	2.5%	—%
Perenco	2.6%	1.8%	1.6%	1.3%
ENI	2.5%	2.8%	3.2%	3.0%
	62.5%	56.0%	54.2%	51.2%
(1)	As discussed above, Bristow owns a 40% economic interest in Cougar.
(2)	IAC is the Integrated Aviation Consortium in the U.K. North Sea currently with active operations with three major oil companies: CNR International, EnQuest and TAQA.
Bristow’s helicopter contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. Bristow also provides services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter contract duration. Bristow’s charges for ad hoc services are generally based on an hourly rate, or a daily or monthly fixed fee plus additional fees for each hour flown.
Generally, Bristow’s oil and gas helicopter contracts are cancelable by the client with a notice period ranging from 30 to 180 days and in some cases up to one year. In the Americas region, Bristow generally enters into short-term contracts for twelve months or less. Outside of the Americas, contract terms are typically between two and five years. These long-term contracts may also include escalation provisions allowing annual rate increases, which may be based on a fixed dollar or percentage increase, an increase in an agreed index or Bristow’s actual substantiated increased costs, which Bristow negotiates to pass along to customers. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursed cost recorded as reimbursable expense in Bristow’s consolidated statements of operations.
Generally, SAR services contracts include a monthly standing charge, which average approximately 85% of the total contract revenue, and a monthly variable charge that covers flying, fuel and ancillary items, which average approximately 15% of the total contract revenue.
Bristow’s fixed wing services are generally provided through scheduled charter service or regular public transport service. For scheduled charter service, Bristow’s contracts typically include variable rates based on the number of passengers, flights or flight hours. These agreements may also include a monthly standing charge; however, this is much less common as compared to helicopter contracts. Bristow also provides charter services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter contract duration. Regular public transport service is provided through established daily or weekly flight schedules and is based upon individual ticket sales to customers.

Competition
The helicopter and fixed wing businesses are highly competitive throughout the world. Bristow competes directly against multiple providers in almost all of its operating regions. Bristow has several significant competitors in the North Sea, Nigeria, the U.S. Gulf of Mexico and Australia, and a number of smaller local competitors in other markets. Globally, Bristow has seen a recent increase in competitive pressure and new regulation that could impact Bristow’s ability to win future work. Competition has intensified, and new competitors could enter Bristow’s industry if they are willing to make a significant capital investment, have access to working capital, onshore and offshore bases, personnel and operating experience. These requirements can be achieved with the appropriate level of client support and commitment. In addition, while not the predominant practice, certain of Bristow’s customers and potential customers in the offshore energy industry perform their own industrial aviation services.
In most situations, customers charter aircraft on the basis of competitive bidding. On limited occasions, Bristow’s customers renew or extend existing contracts without employing a competitive bid process. Contracts are generally awarded based on a number of factors, including price, quality of service, operational experience, record of safety, quality and type of equipment, client relationship and professional reputation. Incumbent operators typically have a competitive advantage in the bidding process based on their relationship with the client, knowledge of the site characteristics and existing facilities to support the operations.
Code of Business Integrity
Bristow has adopted a Code of Business Integrity (the “Code”) that applies to Bristow and all of its subsidiaries, affiliates and controlled joint ventures, including all directors, officers (including Bristow’s principal executive officer, principal financial officer and principal accounting officer) and employees thereof. The Code covers topics including, but not limited to, anti-corruption, conflicts of interest, insider trading, competition and fair dealing, discrimination and harassment, confidentiality, compliance procedures and employee complaint procedures. The Code is posted on Bristow’s website, http://www.bristowgroup.com, under the “About Us” and “Vision, Mission, Values” caption.
Safety, Industry Hazards and Insurance
Hazards such as severe weather and mechanical failures are inherent in the transportation industry and may result in the loss of equipment and revenue. It is possible that personal injuries and fatalities may occur. Bristow believe its air accident rate per 100,000 flight hours, which has historically been lower than the reported global offshore energy production helicopter average data, indicates that it has consistently performed better than the industry average with respect to safety. During the nine months ended December 31, 2019, Bristow had no accidents that resulted in fatalities. During fiscal year 2019, Bristow had one accident in the Gulf of Mexico that resulted in the fatalities of a passenger and crew member. During the fiscal years 2018 and 2017, Bristow had no accidents that resulted in fatalities.
Bristow’s well-established global safety program called “Target Zero” focuses on improved safety performance. Bristow’s safety vision is to have zero accidents, zero harm to people, and zero harm to the environment. The key components to achieving this are to improve safety culture and individual behaviors, increase the level of safety reporting by the frontline employees, increase accountability for addressing identified hazards by the operational managers and provide for independent oversight of the operational safety programs.
Bristow maintains hull and liability insurance which generally insures against damage to its aircraft and the related liabilities which may be incurred as a result. Bristow also carries insurance for war risk, expropriation and confiscation of the aircraft Bristow uses in certain of its international operations. Further, Bristow carries various other liability and property insurance, including workers’ compensation, general liability, employers’ liability, auto liability, and property and casualty coverage. Bristow believes that its insurance program is adequate to cover any claims ultimately incurred related to property damage and liability events.
Employees
As of December 31, 2019, Bristow employed 2,944 employees. Many of Bristow’s employees are represented under collective bargaining agreements. Periodically, certain groups of Bristow’s employees who are not covered by a collective bargaining agreement consider entering into such an agreement. Bristow believes that its relations with its employees are generally satisfactory.

The following table sets forth Bristow’s main employee groups and status of the collective bargaining agreements:
Employee Group	Representatives	Status of Agreement	Approximate Number of Employees Covered by Agreement as of December 31, 2019
U.K. Pilots U.K. Technical Crew	British Airline Pilots Association	Pilot agreement expires in March 2020. Technical crew agreement expired in April 2019.	375
U.K. Engineers and Staff	Unite	Agreement expires in March 2020.	550
Bristow Norway Pilots	Bristow Norway Flygerforening	Agreement expires in March 2020.	185
Bristow Norway Engineers	Bristow Norge Teknisk Forening	Agreement expires in September 2021.	135
Norway Administration, Rescumen and Traffic Operations	Bristow Norway Ledeme, Bristow Norway Redningsmenn and Bristow Norway Operations Parat	Agreements expire in September 2019, March 2021 and March 2020.	100
Nigeria Junior and Senior Staff	National Union of Air Transport Employees; Air Transport Services Senior Staff Association of Nigeria	Agreement expires in March 2021.	40
Nigeria Pilots and Engineers	Nigerian Association of Airline Pilots and Engineers	Agreement expires in July 2020.	140
Gulf of Mexico Pilots	Office and Professional Employees International Union (“OPEIU” Local 107)	Agreement does not expire and is amendable every March. Currently in negotiations.	150
Gulf of Mexico Mechanics	OPEIU Local 407	Amended agreement ratified in October 2019.	180
Trinidad Fitters and Handlers	Oilfield Workers’ Trade Union	Agreement expires in May 2022.	35
Airnorth Pilots	Australian Federation of Air Pilots	Agreement expired in June 2008. Currently being rolled over on an annual basis and in negotiations.	55
Airnorth Engineers	Australian Licensed Aircraft Engineers Association	Agreement expired in June 2016. Currently being rolled over on an annual basis and in negotiations.	40
Líder employs approximately 1,020 employees and Cougar employs approximately 275 employees.

Governmental Regulation
United States
As a commercial operator of aircraft, Bristow’s U.S. operations are subject to regulations under the Federal Aviation Act of 1958, as amended (the “Federal Aviation Act”), and other laws. Bristow carries persons and property in its helicopters under an Air Taxi Certificate granted by the U.S. Federal Aviation Administration (the “FAA”). The FAA regulates Bristow’s U.S. flight operations and, in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of Bristow’s operations. The National Transportation Safety Board is authorized to investigate aircraft accidents and to recommend improved safety standards. Bristow’s U.S. operations are also subject to the Federal Communications Act of 1934 because Bristow uses radio facilities in its operations.
Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if at least 75% of its voting interests are owned or controlled by U.S. citizens, the president of Bristow is a U.S. citizen, two-thirds or more of the directors are U.S. citizens and Bristow is under the actual control of U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of Bristow’s voting interest or if any of the other requirements are not met, Bristow has been advised that its aircraft may be subject to deregistration under the Federal Aviation Act, and Bristow may lose its ability to operate within the U.S. Deregistration of Bristow’s aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on Bristow’s ability to conduct certain operations within its Americas region operations. Therefore, Bristow’s organizational documents currently provide for the automatic suspension of voting rights of shares of Bristow’s outstanding voting capital stock owned or controlled by non-U.S. citizens, to the extent necessary to comply with these requirements. Based on information available at the time Bristow emerged from the Chapter 11 Cases, Bristow believes that non-U.S. citizens owned less than 25% of Bristow’s outstanding common stock. Although there is limited trading in Bristow’s common stock, Bristow’s foreign ownership may nevertheless fluctuate on each trading day which may result in the suspension of voting rights of shares held by non-U.S. citizens in excess of the 25% threshold pursuant to Bristow’s organizational documents.
Bristow is subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), which generally prohibits Bristow and its intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business.
Bristow is subject to regulations imposed by the U.S. Treasury Department’s Office of Foreign Assets Control and other U.S. laws and regulations that prohibit dealings with sanctioned countries and certain other third parties.
Bristow is also subject to the International Traffic in Arms Regulations (“ITAR”) that control the export and import of defense-related articles, services and technical data. ITAR dictates that information and material pertaining to defense and military related technologies may only be shared with U.S. persons or organizations unless authorization from the U.S. State Department is received or a special exemption is used. Bristow is also subject to the Export Administration Regulations (the “EAR”) that control the export of commercial and “dual use” goods. Persons or organizations subject to U.S. jurisdiction may incur heavy fines if they violate ITAR or the EAR.
United Kingdom
Bristow’s operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and E.U. statutes and regulations. Bristow carries persons and property in its aircraft pursuant to an operating license issued by the Civil Aviation Authority (the “CAA”). The holder of an operating license must meet the ownership and control requirements of Regulation (EC) 1008/2008. To operate under this license, the company through which Bristow conducts operations in the U.K., Bristow Helicopters, must be owned directly or through majority ownership by E.U. nationals, and must at all times be effectively controlled by them. To comply with these restrictions, Bristow owns only 49% of the ordinary shares of Bristow Aviation, the entity that owns Bristow Helicopters. In addition, Bristow have a put/call agreement with the other stockholders of Bristow Aviation which grants Bristow the right to buy all of their Bristow Aviation ordinary shares (and grants them the right to require

Bristow to buy all of their shares). Under English law, to maintain Bristow Helicopters’ operating license, Bristow would be required to find a qualified E.U. owner to acquire any of the Bristow Aviation shares that Bristow has the right or obligation to acquire under the put/call agreement. In addition to Bristow’s equity investment in Bristow Aviation, Bristow owns deferred stock, essentially a subordinated class of stock with no voting rights, and holds subordinated debt issued by Bristow Aviation. On March 14 and April 29, 2019, Bristow received notices from the other two stockholders of Bristow Aviation of their intent to exercise their right to require Bristow or a qualified E.U. investor to purchase their Bristow Aviation shares for £100,000 and £920,000, respectively, under Bristow’s put/call agreement with those stockholders. As a result, in September 2019 and October 2019, 5% and 46%, respectively, of such shares have been purchased by Impigra Aviation Holdings Limited (“Impigra”), a qualified E.U. investor. Impigra is a British company owned 100% by U.K. Bristow employees which now owns 51% of the ordinary shares of Bristow Aviation. Brexit is anticipated to require a qualified U.K. investor rather than a qualified E.U. investor. Impigra is expected to meet the requirements to satisfy a qualified U.K. investor requirement. For further details, see Note 6 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus (under the caption “Bristow Aviation Holdings Limited”).
The CAA regulates Bristow’s U.K. flight operations and exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of those operations. The CAA often imposes improved safety standards. Under the Licensing of Air Carriers Regulations 1992, it is unlawful to operate certain aircraft for hire within the U.K. unless such aircraft are approved by the CAA. Changes in U.K. or E.U. statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on Bristow’s business or financial condition or on its ability to continue operations in the U.K.
Also, Bristow is subject to the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), which creates criminal offenses for bribery and failing to prevent bribery. Bristow is also subject to new U.K. corporate criminal offenses for failure to prevent the facilitation of tax evasion pursuant to the Criminal Finances Act 2017, which imposes criminal liability on a company where it has failed to prevent the criminal facilitation of tax evasion by a person associated with Bristow.
Additionally, Bristow is obligated to comply with U.K. and E.U. Export Controls and Economic Sanctions. U.K. and E.U. regulations may prevent the export of certain controlled items to certain controlled persons or destinations. In some circumstances, export authorizations may be available in respect of such exports. A variety of penalties, both criminal and civil, may be imposed for breaches of these regulations.
Nigeria
Bristow’s operations in Nigeria are subject to the Nigerian Content Development Act of 2010, which requires that oil and gas contracts be awarded to a company that is seen or perceived to have more “local content” than a “Foreign” competitor. Additionally, the Nigerian Content Development Act allows the monitoring board to penalize companies that do not meet these local content requirements up to 5% of the value of the contract.
Other
Bristow’s operations in other markets are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, Bristow conducts some of its operations through entities in which citizens of such countries own a majority interest and Bristow holds a noncontrolling interest, or under contracts which provide that Bristow operate assets for the local companies and conduct their flight operations. Such contracts are used for Bristow’s operations in Russia and Turkmenistan. Changes in local laws, regulations or administrative requirements or their interpretation may have a material adverse effect on Bristow’s business or financial condition or on Bristow’s ability to continue operations in these areas.
Environmental
Bristow’s operations are subject to laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. If Bristow fails to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and Bristow may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. Bristow may also be subject to civil claims arising out of a pollution event. These laws and regulations may expose Bristow to strict, joint and several liability for the conduct of or conditions caused by others or for Bristow’s own acts even though these actions were in compliance with all applicable laws at the time they were performed. To date, such laws and regulations have not had a material adverse effect on Bristow’s business, results of operations or financial condition.
Increased public awareness and concern over the environment may result in future changes in the regulation of the offshore energy industry, which in turn could adversely affect Bristow. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and there can be no assurance as to the effect of such regulation on Bristow’s operations or on the operations of Bristow’s customers. Bristow tries to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the cost of such compliance. Bristow does not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on Bristow’s business, financial position or results of operations. Bristow cannot be certain that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause Bristow to incur significant costs. Below is a discussion of the material U.S. environmental laws and regulations that relate to Bristow’s business. Bristow believes that it is in substantial compliance with all of these environmental laws and regulations.
Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and related state laws and regulations, strict, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances, even from inactive operations or closed facilities that have been released into the environment. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. Bristow currently owns, leases, or operates properties and facilities that, in some cases, have been used for industrial activities for many years. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by Bristow, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons was not under Bristow’s control. These properties and the substances disposed or released on them may be subject to CERCLA and analogous state statutes. Under such laws, Bristow could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial activities to prevent future contamination. These laws and regulations may also expose Bristow to liability for acts that were in compliance with applicable laws at the time the acts were performed. Bristow has been named as a potentially responsible party in connection with certain sites. See further discussion under “—Bristow Legal Proceedings” below.
In addition, since Bristow’s operations generate wastes, including some hazardous wastes, Bristow may be subject to the provisions of the Resource, Conservation and Recovery Act (“RCRA”) and analogous state laws that limit the approved methods of disposal for some types of hazardous and nonhazardous wastes and require owners and operators of facilities that treat, store or dispose of hazardous waste and to clean up releases of hazardous waste constituents into the environment associated with their operations. Some wastes handled by Bristow that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, Bristow would become subject to more rigorous and costly operating and disposal requirements.
The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the U.S. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the U.S. Environmental Protection Agency (“EPA”) or applicable state agencies. Some of Bristow’s properties and operations require permits for discharges of wastewater and/or stormwater, and Bristow has a system in place for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in the waters of the U.S. A responsible party includes the owner or operator of a facility. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the cost of removal, remediation, and damages in connection with any unauthorized discharges.
Some of Bristow’s operations also result in emissions of regulated air pollutants. The Federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties.
Bristow’s facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. Bristow believes that appropriate precautions are taken to protect its employees and others from harmful exposure to potentially hazardous materials handled and managed at its facilities, and that it operates in substantial compliance with all OSHA or similar regulations.
In addition, Bristow could be affected by future laws or regulations imposed in response to concerns over climate change. Changes in climate change concerns, or in the regulation of such concerns, including greenhouse gas emissions, could subject Bristow to additional costs and restrictions, including compliance costs and increased energy and raw materials costs. Such changes in laws or regulations could also increase costs of compliance and doing business for Bristow’s customers and thereby decrease the demand for Bristow’s services. Because Bristow’s business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on Bristow’s business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas or limit drilling opportunities.
Bristow’s operations outside of the U.S. are subject to similar foreign governmental controls relating to protection of the environment. Bristow believes that, to date, its operations outside of the U.S. have been in substantial compliance with existing requirements of these foreign governmental bodies and that such compliance has not had a material adverse effect on its operations. There is no assurance, however, that future expenditures to maintain compliance will not become material.
Bristow Property
The number and types of aircraft Bristow operates are described above. In addition, Bristow leases various office and operating facilities worldwide, including facilities at the Acadiana Regional Airport in New Iberia, Louisiana, the Redhill Aerodrome near London, England, the Aberdeen Airport, in Scotland, along the U.S. Gulf of Mexico and in Bergen and Stavanger, Norway, and numerous residential locations near Bristow’s operating bases or the bases of its affiliates in the U.K., including Norway, Australia, Russia, Nigeria, Canada and Trinidad, which its uses primarily for housing pilots and staff supporting those operations. Bristow has ten SAR bases as follows: Caernarfon, Humberside, Inverness, Lee-on-Solent, Lydd, Newquay, Prestwick, St. Athan, Stornoway and Sumburgh. Bristow also leases office space in a building in Houston, Texas, which it uses as its corporate headquarters and for other business purposes. Through Bristow Helicopters, Bristow owns a majority controlling stake in the Humberside Airport. These facilities are generally suitable for Bristow’s operations and can be replaced with other available facilities if necessary.
A summary of Bristow’s long-lived assets by geographic area as of December 31, 2019 and March 31, 2019 can be found in Note 15 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Bristow Legal Proceedings
Environmental Contingencies
The EPA has in the past notified Bristow that it is a potential responsible party, or PRP, at three former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. Although Bristow has not yet obtained a formal release of liability from the EPA with respect to any of the sites, Bristow believes that its potential liability in connection with these sites is not likely to have a material adverse effect on the business, financial condition and results of operations of Bristow.

Sikorsky Lawsuit
On January 8, 2019, Bristow filed suit in the District Court of Harris County, Texas against Sikorsky Aircraft Corporation (“Sikorsky”) for breach of contract, unjust enrichment and conversion as a result of Sikorsky terminating a sales agreement after Bristow sought to delay delivery of a helicopter and retaining its $11.7 million deposit as liquidated damages. Bristow is seeking a ruling that Sikorsky be required to return the deposit and provide an accurate calculation of its damages under the sales agreement. Bristow recently removed the claim to the Southern District of Texas bankruptcy court based on Sikorsky’s decision to file a claim in bankruptcy related to this case. Bristow expects a resolution in the next six to nine months.
Huntington Lawsuit
On November 6, 2017, the Huntington National Bank (“Huntington”) filed suit against Bristow and Bristow U.S. LLC in the U.S. District Court for the Southern District of New York (the “Southern District of New York Court”). Huntington alleges violation of an addendum of a lease agreement for failure to arrange for the enrollment of the aircraft engines in a maintenance agreement and seeks approximately $2.5 million in damages. Bristow submitted a counterclaim for approximately $100,000 of costs related to storage, maintenance and insurance of the aircraft following the expiration of the lease. On March 1, 2019, the Southern District of New York Court denied Huntington’s motion for summary judgment. Bristow initiated discovery; however, on May 16, 2019, the proceedings were stayed as a result of the Chapter 11 Cases. Huntington filed a claim in the bankruptcy proceedings for the damages alleged in its initial lawsuit and for damages allegedly incurred as a result of Bristow returning a second leased aircraft. Bristow, Bristow U.S. LLC, and Huntington entered into a Settlement Agreement on October 17, 2019 that provides a framework for resolution of Huntington’s claims with respect to both leased aircraft. The Bankruptcy Court approved the settlement on October 23, 2019.
Federal Securities Class Action
Two purported class action complaints, Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509 and Lilienfield v. Bristow Group Inc., Case No. 4:19-cv-1064, were filed in the U.S. District Court for the Southern District of Texas (the “Southern District of Texas Court”) on February 14, 2019 and March 21, 2019, respectively. The complaints, which also name Jonathan E. Baliff and L. Don Miller as defendants, allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), arising out of Bristow’s disclosures and alleged failure to make timely disclosure of inadequate monitoring control processes related to non-financial covenants within certain of its secured financing and lease agreements. On May 17, 2019, the Southern District of Texas Court appointed BRS Investor Group as Lead Plaintiff and consolidated both actions under Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509. When Bristow filed the Chapter 11 Cases on May 11, 2019, the litigation against it was automatically stayed. When Bristow emerged from bankruptcy, all the claims against it were released, but the case is still proceeding against the individual defendants. Plaintiffs filed a Consolidated Amended Complaint on November 4, 2019, and Bristow filed its motion to dismiss on January 3, 2020. Plaintiffs filed their opposition on February 18, 2020 and Bristow filed its reply on March 19, 2020.
Stockholder Derivative Complaint
On June 7, 2019, Marilyn DeVault filed a Stockholder Derivative Complaint against Thomas N. Amonett, Gaurdie Banister Jr., Ian A. Godden, Lori A. Gobillot, A. William Higgins, Thomas C. Knudson, Biggs C. Porter, Jonathan E. Baliff, Stephen A. King, Matthew Masters, David C. Gompert, Bruce H. Stover, L. Don Miller, and Brian J. Allman in the United States District Court for the District of Delaware. The complaint alleges breaches of fiduciary duties and violations of Section 10(b) of the Exchange Act arising out of Bristow’s disclosures and failing to have adequate monitoring control processes related to non-financial covenants within certain of our secured financing and lease agreements. The complaint also alleges waste of corporate assets, gross mismanagement, and unjust enrichment. On July 19, 2019, the parties submitted a Joint Stipulation to stay the case pending the resolution of any motion to dismiss filed in the actions in the Southern District of Texas Court. No further action in this case is anticipated until any motion to dismiss is decided in the pending securities class action litigation.

Other Matters
Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to various risk retention factors. Bristow is also a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to Bristow’s financial position, results of operations or cash flows.

Management’s Discussion and Analysis of Bristow’S Financial Condition and Results of Operations
Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, should be read in conjunction with “Forward-Looking Statements,” “Risk Factors” and Bristow’s Consolidated Financial Statements for fiscal years 2019, 2018 and 2017, and Bristow’s Consolidated Financial Statements for the one month ended October 31, 2019, seven months ended October 31, 2019, two months ended December 31, 2019 and three and nine months ended December 31, 2018 and the related notes thereto, all of which are included elsewhere in this joint proxy and consent solicitation statement/prospectus. In the discussion that follows, the term “Combined Current Quarter” refers to the one month ended October 31, 2019 and two months ended December 31, 2019, and the term “Combined Current Period” refers to the seven months ended October 31, 2019 and two months ended December 31, 2019 and the terms “Predecessor Comparable Quarter” and “Predecessor Comparable Period” refer to the three and nine months ended December 31, 2018, respectively. Bristow’s fiscal year ends March 31, and the disclosure provided herein refers to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2020 is referred to as “fiscal year 2020.”
Executive Overview
Emergence from Chapter 11 Bankruptcy
On the Petition Date, Bristow filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Bristow’s Chapter 11 Cases were jointly administered under the case styled In re: Bristow Group Inc., et al., Main Case No. 19-32713.
On October 8, 2019, the Bankruptcy Court entered the Confirmation Order, which approved and confirmed the Company Plan of Reorganization. On the Effective Date, Bristow satisfied the conditions to effectiveness set forth in the Confirmation Order and in the Company Plan of Reorganization, and the Company Plan of Reorganization therefore became effective in accordance with its terms and Bristow emerged from bankruptcy. Further information is set forth in Note 2 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Fresh-start Accounting
Upon its emergence on the Effective Date, Bristow adopted fresh-start accounting as required by GAAP. Bristow qualified for fresh-start accounting because (i) the holders of then-outstanding voting shares of the pre-emergence debtor-in-possession received less than 50% of the voting shares of the post-emergence successor entity and (ii) the reorganization value of Bristow’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims.
As discussed in Note 3 to Bristow’s “Notes to the Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus, Bristow applied fresh-start accounting as of October 31, 2019. Adopting fresh-start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit. The cancellation of all existing shares outstanding on the Effective Date and issuance of new shares in the reorganized company caused a related change of control under GAAP.
As a result of the application of fresh-start accounting, as well as the effects of the implementation of the Amended Plan, Bristow’s condensed consolidated financial statements subsequent to October 31, 2019, are not comparable with its consolidated financial statements prior to that date.
Eastern Airways and Humberside Airport — Bristow Helicopters, together with its legal and financial advisors, pursued various transactions to exit the Eastern Airways business, which made negative contributions to Bristow’s adjusted EBITDA in each of the last three fiscal years, including pursuing a sales process with several third parties over an extended period. On May 10, 2019, Bristow Helicopters completed the sale of all of the shares of Eastern Airways to Orient Industrial Holdings Limited (“OIHL”), an entity affiliated with Mr. Richard Lake, pursuant to a Sale and Purchase Agreement (the “EAIL Purchase Agreement”). Pursuant to the EAIL Purchase Agreement and related agreements, Bristow Helicopters contributed approximately £17.1 million to Eastern Airways as working capital, OIHL acquired Eastern Airways, Bristow Helicopters retained its controlling ownership of the shares in Humberside International Airport Limited that it previously held through Eastern Airways and certain intercompany balances between Bristow Helicopters and Eastern Airways were written off.

As a result of the transaction, OIHL now owns and operates Eastern Airways, which had previously operated as a separate unit within Bristow Group, and Bristow Helicopters maintains its controlling interest in Humberside Airport, from which Bristow Helicopters provides U.K. search and rescue services.
The EAIL Purchase Agreement contained customary representations and warranties. OIHL agreed to certain covenants with respect to non-solicitation of directors, officers or employees of Bristow Helicopters for a period of 12 months. Pursuant to the terms of the EAIL Purchase Agreement, Bristow Helicopters has the right to appoint an observer to the board of directors of Eastern Airways for an initial period of 12 months following the sale. Eastern Airways also agreed to provide certain transition services for a minimum of 12 months from the date of the completion of the transaction.
The loss on the sale of Eastern Airways for the seven months ended October 31, 2019 (Predecessor) of $46.9 million includes the write-off of net assets of $35.0 million and write-off of cumulative translation adjustment of $11.9 million.
Rejection and Deferral of Purchase of H175s — On May 1, 2019, Bristow entered into an amendment to its agreement with Airbus Helicopters S.A.S. for the purchase of 22 H175 helicopters, which includes five aircraft that can be cancelled by Bristow prior to the delivery dates. Pursuant to the amendment, the parties mutually agreed to postpone the delivery dates for such helicopters for 18 months from the previous schedule, with the first three helicopters now scheduled for delivery in the second half of fiscal year 2022. The postponement in deliveries resulted in various amendments to the payment terms under the purchase agreement including the deferral of approximately $110.0 million in capital expenditures scheduled for fiscal years 2019 to 2023 into fiscal years 2024 and beyond. In connection with this amendment, the overall purchase price of these helicopters increased by $18.4 million to account for inflation.
On September 30, 2019, Bristow filed a motion with the Bankruptcy Court to approve a settlement agreement with Airbus Helicopters S.A.S. in regards to the rejection of the purchase contract for 22 H175 helicopters. On October 3, 2019, the Bankruptcy Court entered an order approving an agreement with Airbus Helicopters S.A.S. to reject Bristow’s aircraft purchase contract for the 22 H175 helicopters. As a result of the rejection of the purchase contract, Bristow recorded $31.8 million of expense to reorganization items, net included on its condensed consolidated statements of operations for the seven months ended October 31, 2019 (Predecessor).
Regional Perspectives
Bristow owns an approximate 20% voting interest and a 41.9% economic interest in Líder, a provider of helicopter and executive aviation services in Brazil. Brazil represents a significant part of long term helicopter industry demand due to its concentration and size of its offshore oil reserves. However, in the short term, Brazil and, specifically, Petrobras continue to evidence uncertainty as the price of oil and Petrobras’ restructuring efforts have impacted the helicopter industry. The Brazilian government has revisited the regulations on the oil and gas industry and made significant changes to the Brazilian market, including removing the requirement that Petrobras have 30% participation on all exploratory blocks, removing the requirement that Petrobras be the operator of all pre-salt blocks and approving the next round of licensing for new exploration blocks (six years after the last successful round). In addition, the Brazilian government is currently reviewing local content requirements, which has led other operators (including international oil companies) to initiate drilling activities. Petrobras’ new management has implemented a five-year business and management plan focused on divestment, mostly of its non-core businesses. Overall, the long-term Brazilian market outlook has improved with future opportunities for growth although Líder faces significant competition from a number of global and local helicopter service providers.
Bristow’s investment in Líder as of December 31, 2019 (Successor) is $32.6 million. As of December 31, 2019, Bristow has no aircraft on lease to Líder. In addition to uncertainty surrounding future financial performance, currency fluctuations continue to make it difficult to predict the earnings from Bristow’s Líder investment. These currency fluctuations, which primarily do not impact Líder’s cash flow from operations, had a significant negative impact on Líder’s results in recent years, impacting Bristow’s earnings (losses) from unconsolidated affiliates. Earnings (losses) from unconsolidated affiliates, net on Bristow’s consolidated statements of operations, is included in calculating adjusted EBITDA, adjusted net income (loss) and adjusted diluted earnings (loss) per share. In connection with the Company’s adoption of fresh-start accounting, the Company has elected to report its equity earnings from Líder on a three-month lag reporting basis. The Company will begin recording equity earnings from Líder during the quarter ending March 31, 2020.

Bristow is subject to competition and the political environment in the countries where Bristow operates. In Nigeria, Bristow has seen an increase in competitive pressure and the application of existing local content regulations that could impact Bristow’s ability to win future work at levels previously anticipated. In order to properly and fully embrace new regulations, Bristow has made a number of key changes to its operating model in Nigeria, while maintaining safety as its number one priority at all times. The objectives of these changes being (a) enhancing the level of continued compliance by each of Bristow Helicopters Nigeria Ltd. (“BHNL”) and Pan African Airlines Nigeria Ltd. (“PAAN”) with local content regulations, (b) the streamlining of Bristow’s operations in Nigeria, including an ongoing consolidation of operations of BHNL and BGI Aviation Technical Services Nigeria Limited (“BATS”) in order to achieve cost savings and efficiencies in Bristow’s operations, and (c) each of BHNL and PAAN committing to continue to apply and use all key Bristow Group standards and policies, including without limitation Bristow’s Target Zero safety program, Code of Business Integrity and Operations Manuals. As a result of these changes, Bristow’s ability to continue to consolidate BHNL and PAAN under the current accounting requirements could change.
Bristow conducts business in various foreign countries, and as such, Bristow’s cash flows and earnings are subject to fluctuations and related risks from changes in foreign currency exchange rates. During the two months ended December 31, 2019 (Successor), seven months ended October 31, 2019 (Predecessor) and Predecessor periods of fiscal years 2019, 2018 and 2017 the Bristow’s primary foreign currency exposure was related to the British pound sterling, the euro, the Australian dollar, the Norwegian kroner and the Nigerian naira and Bristow’s unconsolidated affiliates foreign currency exposure is primarily related to the Brazilian real. For further details on this exposure and the related impact on Bristow’s results of operations, see Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Results of Operations
The following table presents Bristow’s operating results and other statement of operations information for the applicable periods:
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)+
	(In thousands, except percentages and flight hours)
Revenue:
Operating revenue	$193,322	$101,659	$315,620	$(20,639)	(6.5)%
Reimbursable revenue	7,602	4,168	14,238	(2,468)	(17.3)%
Total revenue	200,924	105,827	329,858	(23,107)	(7.0)%

Operating expense:
Direct cost	158,845	79,802	262,039	23,392	8.9%
Reimbursable expense	7,707	4,049	13,862	2,106	15.2%
Depreciation and amortization	11,926	8,222	30,615	10,467	34.2%
General and administrative	25,676	15,965	40,742	(899)	(2.2)%
Total operating expense	204,154	108,038	347,258	35,066	10.1%

Loss on disposal of assets	(154)	249	(16,015)	16,110	100.6%
Earnings from unconsolidated affiliates, net of losses	1,499	3,609	2,495	2,613	104.7%

Operating loss	(1,885)	1,647	(30,920)	30,682	99.2%

Interest expense, net	(9,472)	(79,070)	(27,113)	(61,429)	(226.6)%
Reorganization items, net	—	(447,674)	—	(447,674)	*
Fair value of embedded derivative	(133,315)	—	—	(133,315)	*
Other income (expense), net	3,729	7,009	(3,660)	14,398	393.4%

Loss before benefit for income taxes	(140,943)	(518,088)	(61,693)	(597,338)	*%
Benefit for income taxes	(11,600)	13,889	(23,764)	26,053	109.6%

Net loss	(152,543)	(504,199)	(85,457)	(571,285)	*%
Net income attributable to noncontrolling interests	31	5	(243)	279	114.8%
Net loss attributable to Bristow Group	$(152,512)	$(504,194)	$(85,700)	$(571,006)	*%

Operating margin(1)	(1.0)%	1.6%	(9.8)%	9.7%	99.0%
Flight hours(2)	21,628	12,054	39,800	(6,118)	(15.4)%

Non-GAAP financial measures:(3)
Adjusted EBITDA	$24,491	$17,182	$23,887	$17,786	74.5%
Adjusted EBITDA margin(1)	12.7%	16.9%	7.6%	6.5%	85.5%
Adjusted net loss	$(16,447)	$(969)	$(20,015)	$2,599	13.0%

	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)++
	(In thousands, except percentages and flight hours)
Gross revenue:
Operating revenue	$193,322	$722,919	$998,778	$(82,537)	(8.3)%
Reimbursable revenue	7,602	34,304	47,091	(5,185)	(11.0)%
Total gross revenue	200,924	757,223	1,045,869	(87,722)	(8.4)%

Operating expense:
Direct cost	158,845	574,216	819,307	86,246	10.5%
Reimbursable expense	7,707	33,023	44,960	4,230	9.4%
Prepetition restructuring charges	—	13,476	—	(13,476)	*
Depreciation and amortization	11,926	70,864	92,045	9,255	10.1%
General and administrative	25,676	88,555	119,682	5,451	4.6%
Total operating expense	204,154	780,134	1,075,994	91,706	8.5%

Loss on impairment	—	(62,101)	(117,220)	55,119	47.0%
Loss on disposal of assets	(154)	(3,768)	(18,986)	15,064	79.3%
Earnings from unconsolidated affiliates, net of losses	1,499	6,589	2,409	5,679	235.7%

Operating loss	(1,885)	(82,191)	(163,922)	79,846	48.7%

Interest expense, net	(9,472)	(127,836)	(80,690)	(56,618)	(70.2)%
Reorganization items, net	—	(617,973)	—	(617,973)	*
Loss on sale of subsidiaries	—	(55,883)	—	(55,883)	*
Fair value of embedded derivative	(133,315)	—	—	(133,315)	*
Other income (expense), net	3,729	(3,501)	(10,814)	11,042	102.1%

Loss before benefit for income taxes	(140,943)	(887,384)	(255,426)	(772,901)	(302.6)%
Benefit for income taxes	(11,600)	51,178	(5,258)	44,836	*

Net loss	(152,543)	(836,206)	(260,684)	(728,065)	(279.3)%
Net income attributable to noncontrolling interests	31	(208)	(827)	650	78.6%
Net loss attributable to Bristow Group	$(152,512)	$(836,414)	$(261,511)	$(727,415)	(278.2)%

Operating margin(1)	(1.0)%	(11.4)%	(16.4)%	7.2%	43.9%
Flight hours(2)	21,628	87,000	125,005	(16,377)	(13.1)%

Non-GAAP financial measures:(3)
Adjusted EBITDA	$24,491	$80,721	$72,453	$32,759	45.2%
Adjusted EBITDA margin(1)	12.7%	11.2%	7.3%	4.2%	57.5%
Adjusted net loss	$(16,447)	$(39,747)	$(76,655)	$20,461	26.7%

	Predecessor
	Fiscal Years Ended March 31,
	2019	2018	Favorable (Unfavorable)
	(In thousands, except percentages and flight hours)
Gross revenue:
Operating revenue	$1,307,907	$1,373,437	$(65,530)	(4.8)%
Reimbursable revenue	61,755	60,538	1,217	2.0%
Total gross revenue	1,369,662	1,433,975	(64,313)	(4.5)%

Operating expense:
Direct cost	1,079,747	1,123,287	43,540	3.9%
Reimbursable expense	59,482	59,346	(136)	(0.2)%
Depreciation and amortization	124,899	124,042	(857)	(0.7)%
General and administrative	182,113	184,987	2,874	1.6%
Total operating expense	1,446,241	1,491,662	45,421	3.0%

Loss on impairment	(117,220)	(91,400)	(25,820)	(28.2)%
Loss on disposal of assets	(27,843)	(17,595)	(10,248)	(58.2)%
Earnings from unconsolidated affiliates, net of losses	4,317	18,699	(14,382)	(76.9)%

Operating loss	(217,325)	(147,983)	(69,342)	(46.9)%

Interest expense, net	(110,076)	(77,060)	(33,016)	(42.8)%
Other expense, net	(8,898)	(2,957)	(5,941)	200.9%

Loss before benefit for income taxes	(336,299)	(228,000)	(108,299)	(47.5)%
Benefit for income taxes	161	30,891	(30,730)	(99.5)%

Net loss	(336,138)	(197,109)	(139,029)	(70.5)%
Net (income) loss attributable to noncontrolling interests	(709)	2,425	(3,134)	(129.2)%
Net loss attributable to Bristow Group	$(336,847)	$(194,684)	$(142,163)	(73.0)%

Operating margin(1)	(16.6)%	(10.8)%	(5.8)%	(53.7)%
Flight hours(2)	162,712	178,329	(15,617)	(8.8)%

Non-GAAP financial measures:(3)
Adjusted EBITDA	$92,837	$106,401	$(13,564)	(12.7)%
Adjusted EBITDA margin(1)	7.1%	7.7%	(0.6)%	(7.8)%
Adjusted net loss	$(112,994)	$(74,033)	$(38,961)	(52.6)%

	Predecessor
	Fiscal Years Ended March 31,
	2018	2017	Favorable (Unfavorable)
	(In thousands, except percentages and flight hours)
Gross revenue:
Operating revenue	$1,373,437	$1,335,430	$38,007	2.8%
Reimbursable revenue	60,538	52,652	7,886	15.0%
Total gross revenue	1,433,975	1,388,082	45,893	3.3%

Operating expense:
Direct cost	1,123,287	1,103,087	(20,200)	(1.8)%
Reimbursable expense	59,346	50,313	(9,033)	(18.0)%
Depreciation and amortization	124,042	118,748	(5,294)	(4.5)%
General and administrative	184,987	195,367	10,380	5.3%
Total operating expense	1,491,662	1,467,515	(24,147)	(1.6)%

Loss on impairment	(91,400)	(16,278)	(75,122)	*
Loss on disposal of assets	(17,595)	(14,499)	(3,096)	(21.4)%
Earnings from unconsolidated affiliates, net of losses	18,699	20,339	(1,640)	(8.1)%

Operating loss	(147,983)	(89,871)	(58,112)	(64.7)%

Interest expense, net	(77,060)	(49,919)	(27,141)	(54.4)%
Other expense, net	(2,957)	(3,538)	581	16.4%

Loss before benefit (provision) for income taxes	(228,000)	(143,328)	(84,672)	(59.1)%
Benefit (provision) for income taxes	30,891	(32,588)	63,479	194.8%

Net loss	(197,109)	(175,916)	(21,193)	(12.0)%
Net loss attributable to noncontrolling interests	2,425	6,354	(3,929)	(61.8)%
Net loss attributable to Bristow Group	$(194,684)	$(169,562)	$(25,122)	(14.8)%

Operating margin(1)	(10.8)%	(6.7)%	(4.1)%	(61.2)%
Flight hours (2)	178,329	165,252	13,077	7.9%

Non-GAAP financial measures:(3)
Adjusted EBITDA	$106,401	$72,058	$34,343	47.7%
Adjusted EBITDA margin(1)	7.7%	5.4%	2.3%	42.6%
Adjusted net loss	$(74,033)	$(73,551)	$(482)	(0.7)%
_____________
*	percentage change too large to be meaningful or not applicable
+
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

++
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

(1)	Operating margin is calculated as operating loss divided by operating revenue. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by operating revenue.

(2)
Excludes flight hours from Bristow Academy and unconsolidated affiliates. Includes flight hours from fixed wing operations in the U.K., Nigeria and Australia totaling 2,147 and 10,281 for the two months ended December 31, 2019 (Successor) and seven months ended October 31, 2019 (Predecessor), respectively, 28,508 for the nine months ended December 31, 2018 (Predecessor) and 35,773, 43,192 and 39,873 for fiscal years 2019, 2018 and 2017, respectively.

(3)
These financial measures have not been prepared in accordance with GAAP and have not been audited or reviewed by Bristow’s independent registered public accounting firm. These financial measures are therefore considered non-GAAP financial measures. Adjusted EBITDA is calculated by taking Bristow’s net income (loss) and adjusting for interest expense, depreciation and amortization, benefit (provision) for income taxes, gain (loss) on disposal of assets and any special items during the reported periods. See further discussion of Bristow’s use of the adjusted EBITDA metric below. Adjusted net income (loss) is adjusted for gain (loss) on disposal of assets and any special items during the reported periods. As discussed below, management believes these non-GAAP financial measures provide meaningful supplemental information regarding Bristow’s results of operations. A description of the adjustments to and reconciliations of these non-GAAP financial measures to the most comparable GAAP financial measures is as follows:

	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
	(In thousands, except percentages)
Net loss	$(152,543)	$(504,199)	$(85,457)
Loss on disposal of assets	154	(249)	16,015
Special items(i)	143,680	448,062	9,568
Depreciation and amortization	11,926	8,222	30,615
Interest expense	9,674	79,235	29,382
Provision (benefit) for income taxes	11,600	(13,889)	23,764
Adjusted EBITDA	$24,491	$17,182	$23,887

(Provision) benefit for income taxes	$(11,600)	$13,889	$(23,764)
Tax provision (benefit) on loss on disposal of assets	(2)	(1,247)	(3,540)
Tax provision (benefit) on special items	(7,767)	(15,211)	43,642
Adjusted (provision) benefit for income taxes	$(19,369)	$(2,569)	$16,338

Effective tax rate(ii)	(8.2)%	2.7%	(38.5)%
Adjusted effective tax rate(ii)	670.0%	161.1%	45.2%

Net loss attributable to Bristow Group	$(152,512)	$(504,194)	$(85,700)
Loss on disposal of assets(iii)	152	(1,496)	12,475
Special items(i)(iii)	135,913	504,721	53,210
Adjusted net loss	$(16,447)	$(969)	$(20,015)

	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Fiscal Year Ended March 31,
				2019	2018	2017
	(In thousands, except percentages)
Net loss	$(152,543)	$(836,206)	$(260,684)	$(336,138)	$(197,109)	$(175,916)
Loss on disposal of assets	154	3,768	18,986	27,843	17,595	14,499
Special items(i)	143,680	764,815	132,481	162,894	115,027	31,277
Depreciation and amortization	11,926	70,864	92,045	124,899	124,042	118,748
Interest expense	9,674	128,658	84,367	113,500	77,737	50,862
(Benefit) provision for income taxes	11,600	(51,178)	5,258	(161)	(30,891)	32,588
Adjusted EBITDA	$24,491	$80,721	$72,453	$92,837	$106,401	$72,058

Benefit (provision) for income taxes	$(11,600)	$51,178	$(5,258)	$161	$30,891	$(32,588)
Tax provision (benefit) on loss on disposal of assets	(2)	(1,426)	(3,840)	(5,430)	42,943	(6,476)
Tax provision (benefit) on special items	(7,767)	(46,884)	37,229	38,546	(58,016)	49,342
Adjusted provision (benefit) for income taxes	$(19,369)	$2,868	$28,131	$33,277	$15,818	$10,278

Effective tax rate(ii)	(8.2)%	5.8%	(2.1)%	—%	13.5%	(22.7)%
Adjusted effective tax rate(ii)	670.0%	6.8%	27.1%	22.9%	17.1%	11.8%

Net loss attributable to Bristow Group	$(152,512)	$(836,414)	$(261,511)	$(336,847)	$(194,684)	$(169,562)
Loss on disposal of assets(iii)	152	2,342	15,146	22,413	60,538	8,023
Special items(i)(iii)	135,913	794,325	169,710	201,440	60,113	87,988
Adjusted net loss	$(16,447)	$(39,747)	$(76,655)	$(112,994)	$(74,033)	$(73,551)
(1)
See information about special items during the Combined Current Quarter and Predecessor Comparable Quarter under “— Combined Current Quarter Compared to Predecessor Comparable Quarter” and the Combined Current Period and Predecessor Comparable Period under “— Combined Current Period Compared to Predecessor Comparable Period” below. See information about special items during Predecessor periods of fiscal years 2019, 2018 and 2017 under “Fiscal Year 2019 Compared to Fiscal Year 2018” and “Fiscal Year 2018 Compared to Fiscal Year 2017” below.

(2)
Effective tax rate is calculated by dividing benefit (provision) for income tax by pretax net loss. Adjusted effective tax rate is calculated by dividing adjusted benefit (provision) for income tax by adjusted pretax net loss. Tax provision (benefit) on loss on disposal of assets and tax provision (benefit) on special items is calculated using the statutory rate of the entity recording the loss on disposal of assets or special item.

(3)	These amounts are presented after applying the appropriate tax effect to each item.
Management believes that adjusted EBITDA, adjusted benefit for income taxes and adjusted net loss (collectively, the “Non-GAAP measures”) provide relevant and useful information, which is widely used by analysts, investors and competitors in Bristow’s industry as well as by its management in assessing both consolidated and regional performance.
Adjusted EBITDA provides Bristow with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Adjusted EBITDA should not be considered a measure of discretionary cash available to Bristow for investing in the growth of its business.

As prescribed by the SEC, when adjusted EBITDA is discussed in reference to performance on a consolidated basis, the most directly comparable GAAP financial measure to adjusted EBITDA is net income (loss). Management does not analyze interest expense and income taxes on a regional level; therefore, the most directly comparable GAAP financial measure to adjusted EBITDA when performance is discussed on a regional level is operating income (loss).
Adjusted net loss presents Bristow’s consolidated results excluding asset dispositions and special items that do not reflect the ordinary earnings of its operations. Adjusted benefit (provision) for income taxes excludes the tax impact of these items. Bristow believes that these measures are useful supplemental measures because net loss includes asset disposition effects and special items and benefit (provision) for income taxes include the tax impact of these items, and inclusion of these items does not reflect the ongoing operational earnings of its business.
The Non-GAAP measures are not calculated or presented in accordance with GAAP and other companies in Bristow’s industry may calculate these measures differently than Bristow does. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these measures in isolation, or as a substitute for analysis of Bristow’s results as reported under GAAP. In calculating these financial measures, Bristow makes certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future Bristow may incur expenses similar to those eliminated in this presentation. Bristow’s presentation of the Non-GAAP measures should not be construed as an inference that its future results will be unaffected by unusual or special items.
Some of the additional limitations of adjusted EBITDA are:
•	Adjusted EBITDA does not reflect Bristow’s current or future cash requirements for capital expenditures;
•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Bristow’s working capital needs;
•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on the Bristow’s debts; and
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

The following table presents region adjusted EBITDA and adjusted EBITDA margin discussed in “— Region Operating Results,” and consolidated adjusted EBITDA and adjusted EBITDA margin:
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
	(In thousands, except percentages)
Europe Caspian	$26,862	$11,332	$14,068
Africa	4,192	2,288	8,639
Americas	10,339	8,809	12,136
Asia Pacific	(263)	480	(3,411)
Corporate and other	(16,639)	(5,727)	(7,545)
Consolidated adjusted EBITDA	$24,491	$17,182	$23,887

Europe Caspian	24.3%	19.8%	7.8%
Africa	14.2%	15.4%	20.9%
Americas	25.6%	41.0%	21.7%
Asia Pacific	(2.0)%	5.8%	(8.5)%
Consolidated adjusted EBITDA margin	12.7%	16.9%	7.6%

	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Fiscal Year Ended March 31,
				2019	2018	2017
	(In thousands, except percentages)
Europe Caspian	$26,862	$49,186	$62,727	$74,924	$81,503	$45,163
Africa	4,192	27,198	19,063	29,285	52,419	51,553
Americas	10,339	31,054	21,177	32,267	41,984	40,926
Asia Pacific	(263)	3,867	(4,325)	(4,874)	(1,424)	(5,026)
Corporate and other	(16,639)	(30,584)	(26,189)	(38,765)	(68,081)	(60,558)
Consolidated adjusted EBITDA	$24,491	$80,721	$72,453	$92,837	$106,401	$72,058

Europe Caspian	24.3%	12.0%	10.7%	9.8%	10.6%	6.4%
Africa	14.2%	25.3%	16.8%	18.7%	27.3%	25.8%
Americas	25.6%	22.2%	12.8%	14.6%	18.6%	19.7%
Asia Pacific	(2.0)%	5.6%	(3.1)%	(2.8)%	(0.7)%	(2.3)%
Consolidated adjusted EBITDA margin	12.7%	11.2%	7.3%	7.1%	7.7%	5.4%
The following tables present reconciliation of adjusted EBITDA by region, adjusted EBITDA margin and rent expense by region:
	Two Months Ended December 31, 2019 (Successor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$1,869	$2,910	$8,596	$(2,885)	$(12,221)	$(154)	$(1,885)
Depreciation and amortization expense	6,019	1,342	1,586	1,792	1,187		11,926
Interest income	45	2	8	15	132		202
Other income (expense), net	11,271	(1,018)	(1,085)	616	(6,055)		3,729
Special items and loss on disposal of assets	7,658	956	1,234	199	318	154	10,519
Adjusted EBITDA	$26,862	$4,192	$10,339	$(263)	$(16,639)	$—	$24,491

Adjusted EBITDA margin	24.3%	14.2%	25.6%	(2.0)%			12.7%

Rent expense	$14,099	$1,880	$2,683	$1,953	$250		$20,865
	One Month Ended October 31, 2019 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$3,112	$2,982	$6,296	$(1,371)	$(9,621)	$249	$1,647
Depreciation and amortization expense	3,321	831	2,184	772	1,114		8,222
Interest income	6	1	1	3	154		165
Other income (expense), net	4,893	(1,526)	328	688	2,626		7,009
Special items and loss on disposal of assets	—	—	—	388	—	(249)	139
Adjusted EBITDA	$11,332	$2,288	$8,809	$480	$(5,727)	$—	$17,182

Adjusted EBITDA margin	19.8%	15.4%	41.0%	5.8%			16.9%

Rent expense	$7,768	$823	$1,194	$935	$379		$11,099

	Three Months Ended December 31, 2018 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$3,342	$5,286	$4,656	$(6,654)	$(21,535)	$(16,015)	$(30,920)
Depreciation and amortization expense	13,041	3,732	7,108	3,812	2,922		30,615
Interest income	36	1	—	15	2,217		2,269
Other income (expense), net	(2,949)	(380)	320	(2,343)	1,692		(3,660)
Special items and loss on disposal of assets	598	—	52	1,759	7,159	16,015	25,583
Adjusted EBITDA	$14,068	$8,639	$12,136	$(3,411)	$(7,545)	$—	$23,887

Adjusted EBITDA margin	7.8%	20.9%	21.7%	(8.5)%			7.6%

Rent expense	$30,262	$2,677	$5,641	$7,927	$1,648		$48,155
	Seven Months Ended October 31, 2019 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$26,143	$17,255	$13,391	$(33,653)	$(101,559)	$(3,768)	$(82,191)
Depreciation and amortization expense	28,155	10,829	16,654	7,463	7,763		70,864
Interest income	84	18	2	27	691		822
Other income (expense), net	(7,465)	(904)	1,007	(587)	4,448		(3,501)
Special items and loss on disposal of assets	2,269	—	—	30,617	58,073	3,768	94,727
Adjusted EBITDA	$49,186	$27,198	$31,054	$3,867	$(30,584)	$—	$80,721

Adjusted EBITDA margin	12.0%	25.3%	22.2%	5.6%			11.2%

Rent expense	$63,059	$7,523	$9,482	$18,075	$3,404		$101,543
	Nine Months Ended December 31, 2018 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$13,856	$7,892	$(631)	$(14,613)	$(151,440)	$(18,986)	$(163,922)
Depreciation and amortization expense	37,985	10,811	21,299	12,221	9,729		92,045
Interest income	68	4	2	67	3,536		3,677
Other income (expense), net	(11,076)	356	249	(6,076)	5,733		(10,814)
Special items and loss on disposal of assets	21,894	—	258	4,076	106,253	18,986	151,467
Adjusted EBITDA	$62,727	$19,063	$21,177	$(4,325)	$(26,189)	$—	$72,453

Adjusted EBITDA margin	10.7%	16.8%	12.8%	(3.1)%			7.3%

Rent expense	$93,437	$6,945	$18,573	$24,325	$4,547		$147,827

	Fiscal Year Ended March 31, 2019 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$12,874	$13,499	$3,530	$(23,645)	$(195,740)	$(27,843)	$(217,325)
Depreciation and amortization expense	50,737	16,113	28,300	16,735	13,014		124,899
Interest income	104	4	3	86	3,227		3,424
Other income (expense), net	(10,851)	(331)	176	(4,340)	6,448		(8,898)
Special items and loss on disposal of assets	22,060	—	258	6,290	134,286	27,843	190,737
Adjusted EBITDA	$74,924	$29,285	$32,267	$(4,874)	$(38,765)	$—	$92,837

Adjusted EBITDA margin	9.8%	18.7%	14.6%	(2.8)%			7.1%

Rent expense	$122,282	$9,657	$23,122	$31,040	$6,215		$192,316
	Fiscal Year Ended March 31, 2018 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$22,624	$32,326	$(72,083)	$(24,290)	$(88,965)	$(17,595)	$(147,983)
Depreciation and amortization expense	48,854	13,705	27,468	19,695	14,320		124,042
Interest income	17	90	107	89	374		677
Other income (expense), net	3,603	(1,720)	434	(795)	(4,479)		(2,957)
Special items and loss on disposal of assets	6,405	8,018	86,058	3,877	10,669	17,595	132,622
Adjusted EBITDA	$81,503	$52,419	$41,984	$(1,424)	$(68,081)	$—	$106,401

Adjusted EBITDA margin	10.6%	27.3%	18.6%	(0.7)%			7.7%

Rent expense	$134,158	$8,557	$24,920	$32,908	$8,148		$208,691
	Fiscal Year Ended March 31, 2017 (Predecessor)
	Europe Caspian	Africa	Americas	Asia Pacific	Corporate and other	Loss on disposal of assets	Total
	(In thousands, except percentages)
Operating income (loss)	$14,665	$30,179	$5,198	$(20,870)	$(104,544)	$(14,499)	$(89,871)
Depreciation and amortization expense	39,511	16,664	32,727	19,091	10,755		118,748
Interest income	23	417	106	136	261		943
Other income (expense), net	(19,142)	(147)	1,648	(427)	14,530		(3,538)
Special items and loss on disposal of assets	10,106	4,440	1,247	(2,956)	18,440	14,499	45,776
Adjusted EBITDA	$45,163	$51,553	$40,926	$(5,026)	$(60,558)	$—	$72,058

Adjusted EBITDA margin	6.4%	25.8%	19.7%	(2.3)%			5.4%

Rent expense	$134,072	$8,101	$23,015	$39,759	$7,661		$212,608

Combined Current Quarter Compared to Predecessor Comparable Quarter
Operating revenue from external customers by line of service was as follows:
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Oil and gas services	$139,960	$74,255	$214,635	$(420)	(0.2)%
U.K. SAR services	36,822	17,858	54,346	334	0.6%
Fixed wing services	16,395	9,427	46,173	(20,351)	(44.1)%
Corporate and other	145	119	466	(202)	(43.3)%
Total operating revenue	$193,322	$101,659	$315,620	$(20,639)	(6.5)%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

The year-over-year decrease in operating revenue was primarily driven by a $21.7 million decrease in fixed wing services revenue in Bristow’s Europe Caspian region as a result of the sale of Eastern Airways on May 10, 2019, partially offset by a $1.8 million increase in fixed wing services revenue in the Africa region as a result of additional routes. Oil and gas revenue decreased slightly year-over-year primarily due to a decrease in the Asia Pacific region primarily from fewer customer contracts driving a decrease in activity, mostly offset by increases in the Europe Caspian, Americas and Africa regions as a result of increases in activity. Also, revenue decreased by $3.3 million compared to the Predecessor Comparable Quarter due to unfavorable changes in foreign currency exchange rates, primarily related to the depreciation of the British pound sterling and Australian dollar versus the U.S. dollar.
For the Combined Current Quarter, Bristow reported a net loss of $656.7 million compared to a net loss of $85.7 million for the Predecessor Comparable Quarter. The year-over-year change in net loss was primarily driven by the following special items for the Combined Current Quarter:
•	Organizational restructuring costs of $448.1 million ($430.8 million net of tax) including the following:
○
Fresh-start accounting adjustments loss of $686.1 million ($573.6 million net of tax) recorded in reorganization expense, net on the condensed consolidated statements of operations to allocate Bristow’s Reorganization Value (the fair value of the Successor Company’s total assets) to its individual assets based on their estimated fair values. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details;

○
Reorganization professional fees and other of $35.2 million ($29.7 million net of tax) as a result of emergence from Chapter 11 recorded in reorganization expense, net on the condensed consolidated statements of operations including success fees of $14.0 million for advisors, professional fees and other transaction costs of $11.2 million, payment of executive key employee incentive plan of $3.4 million, directors and officers policy prepaid asset write-off of $3.3 million and cancellation of Predecessor equity of $3.3 million;

○
Debt related expenses of $9.4 million ($7.6 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations, including $1.7 million related to discount write-off and $4.9 million related to deferred financing fees write-off related to the 8.75% Senior Notes, $0.6 million incurred for fees related to the DIP Credit Agreement and $2.2 million incurred for fees related to the ABL facility;

○	Write-off of corporate lease leasehold improvements of $1.7 million ($1.4 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations;

○	Severance costs of $0.4 million ($0.4 million net of tax) included in direct costs and general and administrative expense on the condensed consolidated statements of operations; partially offset by
○
Gain on settlement of liabilities subject to compromise of $265.6 million ($161.6 million net of tax) recorded in reorganization, net on the condensed consolidated statements of operations primarily related to the settlement of the 6 1∕4% Senior Notes due 2022 and 4 1∕2% Convertible Senior Notes due 2023. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details;

○
Gain from the reversal of the Backstop Commitment Agreement estimated fees of $19.3 million ($15.2 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations.

•
Fair value of change in preferred stock derivative liability of $133.3 million ($133.3 million net of tax) included in change in fair value of preferred stock derivative liability on the condensed consolidated statements of operations;

•
Contingent beneficial conversion feature expense of $56.9 million ($56.9 million net of tax) recorded in interest expense on the condensed consolidated statements of operations resulting from conversion features in the DIP Facility triggered upon emergence from Chapter 11;

•	DIP claims liability expense of $15.0 million ($5.0 million net of tax) recorded in interest expense on the condensed consolidated statements of operations;
•
Maintenance expense of $10.0 million ($9.8 million net of tax) for the non-cash amortization of power-by-the-hour (“PBH”) contract intangible assets during the two months ended December 31, 2019 (Successor) as a result of fresh-start accounting included in direct costs maintenance expense on the condensed consolidated statement of operations;

•
Transaction costs incurred as a result of the pending merger transaction with Era of $0.3 million ($0.3 million net of tax) recorded in general and administrative expense on the condensed consolidated statements of operations; and

•	Non-cash tax benefit of $5.4 million from valuation allowances on deferred tax assets.
Additionally, Bristow realized a loss on disposal of assets of $0.1 million ($1.3 million net of tax) during the Combined Current Quarter from the sale or disposal of other equipment.
Excluding the special items described above and the loss on disposal of assets, adjusted net loss was $17.4 million for the Combined Current Quarter. These adjusted results compare to adjusted net loss of $20.0 million for the Predecessor Comparable Quarter. Additionally, adjusted EBITDA improved to $41.7 million for the Combined Current Quarter from $23.9 million in the Predecessor Comparable Quarter.
Adjusted EBITDA and adjusted net loss benefited from foreign currency transaction gains in the Combined Current Quarter as a result of the significant strengthening of the British pound sterling, Australian dollar and Norwegian kroner versus the U.S. dollar, a decrease in rent expense compared to the Predecessor Comparable Quarter and an increase in activity in the Europe Caspian, Americas and Africa regions.

The table below presents the year-over-year impact of changes in foreign currency exchange rates.
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands)
Revenue impact				$(3,332)
Operating expense impact				1,691
Year-over-year income statement translation				(1,641)

Transaction gains (losses) included in other income (expense), net	$3,224	$7,419	$(2,785)	13,428
Líder foreign exchange impact included in earnings from unconsolidated affiliates(1)	—	587	(202)	789
Total	$3,224	$8,006	$(2,987)	14,217

Pre-tax income statement impact				12,576
Less: Foreign exchange impact on depreciation and amortization and interest expense				8
Adjusted EBITDA impact				$12,584
Net income impact (tax affected)				$9,509
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

(1)
In connection with the Company’s adoption of fresh-start accounting, the Company has elected to report its equity earnings from Líder on a three-month lag reporting basis. The Company will begin recording equity earnings from Líder during the quarter ending March 31, 2020. As such there was no impact from foreign currency exchange rates for the two months ended December 31, 2019.

The most significant foreign currency exchange rate impact related to a $13.4 million favorable impact from transaction gains in the Combined Current Quarter compared to the Predecessor Comparable Quarter and a $0.8 million benefit from favorable foreign currency exchange rate changes from Bristow’s investment in Líder in Brazil. Partially offsetting these favorable benefits was a $1.6 million unfavorable impact from changes in foreign currency exchange rates in the Combined Current Quarter primarily driven by the impact of the depreciating British pound sterling on the translation of results in the Europe Caspian region. During the Combined Current Quarter, the depreciation of the British pound sterling from the Predecessor Comparable Quarter due to a majority of revenue in the Europe Caspian region contracted in British pound sterling with expense being more evenly split between U.S. dollars and British pound sterling, resulting in a significant net revenue exposure to the British pound sterling, translated into lower U.S. dollar earnings for reporting purposes.
Direct cost decreased 8.9%, or $23.4 million, year-over-year primarily due to a $24.2 million decrease due to the sale of Eastern Airways in May 2019 and a $11.8 million decrease in lease costs due to return of leased aircraft and reduction in lease rates as a result of the Chapter 11 process, partially offset by a $12.9 million increase in maintenance expense primarily due to amortization of $10.0 million of PBH contract intangible assets during the two months ended December 31, 2019 (Successor) as a result of fresh-start accounting and additional activity in the Europe Caspian, Americas and Africa regions.
Reimbursable expense decreased 15.2%, or $2.1 million, primarily due to a decrease in activity in the Asia Pacific region, partially offset by an increase in activity in the Europe Caspian region.
Depreciation and amortization expense decreased to $20.1 million for the Combined Current Quarter compared to $30.6 million for the Predecessor Comparable Quarter primarily due to lower depreciation as a result of fresh-start accounting for the two months ended December 31, 2019. The Company recorded all property and equipment at fair value upon emergence and made certain changes to its depreciation policy. For further details, see “—Critical Accounting Policies and Estimates” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
General and administrative expense decreased 2.2%, or $0.9 million, in the Combined Current Quarter, as compared to the Predecessor Comparable Quarter, primarily due to a $2.8 million decrease from the sale of Eastern Airways in May 2019 and a $5.1 million reduction in various other costs, comprised largely of professional fees for transaction costs incurred in the Predecessor Comparable Quarter, partially offset by a $7.0 million increase primarily related to salaries and benefits due to an increase in short-term incentive compensation in the Combined Current Quarter.
Gain (loss) on disposal of assets changed to a gain of $0.1 million for the Combined Current Quarter from a loss of $16.0 million for the Predecessor Comparable Quarter. The gain on disposal of assets in the Combined Current Quarter included a gain of $0.1 million from the sale or disposal of other equipment. During the Predecessor Comparable Quarter, the loss on disposal of assets included $14.0 million for contract termination costs, including progress payments held in construction in process, for an aircraft purchase contract that was terminated in December 2018, $1.4 million for impairment of assets held for sale and a loss of $0.7 million from the sale or disposal of aircraft and other equipment.
Earnings from unconsolidated affiliates, net of losses, increased 104.7%, or $2.6 million, from earnings of $2.5 million in the Predecessor Comparable Quarter to $5.1 million in the Combined Current Quarter. The increase in earnings from unconsolidated affiliates, net of losses, primarily resulted from an increase in earnings from the investment in Cougar in Canada from earnings of $0.9 million in the Predecessor Comparable Quarter to $3.5 million for the Combined Current Quarter due to an increase in activity. As permitted by fresh-start accounting, Bristow elected to transition to lag reporting for reporting the equity earnings of its investment in Líder. Líder equity earnings will be reported on a lag basis of three months consistent with Bristow’s historical practice for recording equity earnings from Cougar.
Interest expense, net, increased 226.6%, or $61.4 million, year-over-year primarily due to $56.9 million non-cash interest expense related to the beneficial conversion feature on the DIP Facility, which was triggered upon emergence, and $15.0 million non-cash interest expense related to the DIP claim liability recorded in the Combined Current Quarter, partially offset by lower interest expense of $7.9 million on the 6¼% Senior Notes due 2022 and 4½% Convertible Senior Notes due 2023 as the unsecured debt was classified as liabilities subject to compromise on the Petition Date upon the filing of the Chapter 11 Cases and Bristow stopped accruing interest expense and $5.7 million lower interest expense on the 8.75% Senior Secured Notes that were paid down in September and October 2019. For further details, see “— Region Operating Results — Interest Expense, Net” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Reorganization items, net represent amounts incurred directly resulting from the Chapter 11 Cases and consists of the following items:
Predecessor
One Month Ended October 31, 2019
Fresh-start accounting adjustments loss(1)	$686,116
Gain on settlement of liabilities subject to compromise(2)	(265,591)
Reorganization professional fees and other(3)	35,246
Backstop commitment agreement(4)	(19,250)
Debt related expenses(5)	9,411
Corporate lease termination(6)	1,742
$447,674
(1)
Fresh-start accounting adjustments to allocate Bristow’s Reorganization Value to its individual assets based on their estimated fair values. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details.

(2)
Gain on settlement of liabilities subject to compromise primarily related to the settlement of the 6 1∕4% Senior Notes due 2022 and 4 1∕2% Convertible Senior Notes due 2023. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details.

(3)
Professional fees and other as a result of emergence from Chapter 11 includes success fees of $14.0 million for advisors, professional fees and other transaction costs of $10.2 million, payment of executive key employee incentive plan of $3.4 million, directors and officers policy prepaid asset write-off of $3.3 million and cancellation of Predecessor equity of $4.3 million.

(4)	Gain from the reversal of the Backstop Commitment Agreement estimated fees.
(5)
Debt related expenses including $1.7 million related to discount write-off and $4.9 million related to deferred financing fees write-off related to the 8.75% Senior Notes, $0.6 million incurred for fees related to the DIP Credit Agreement and $2.2 million incurred for fees related to the ABL facility.

(6)	Write-off of corporate lease leasehold improvements of $1.7 million.
For further details on other income (expense), net and income tax expense, see “— Region Operating Results — Other Income (Expense), Net” and “— Region Operating Results — Taxes” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
As discussed above, results for the Combined Current Quarter were impacted by special items. During the Predecessor Comparable Quarter, special items that impacted results included organizational restructuring costs, transaction costs and tax items. The items noted in the Combined Current Quarter and Predecessor Comparable Quarter have been identified as special items as they are not considered by management to be part of ongoing operations when assessing and measuring the operational and financial performance of the organization. The impact of these items on adjusted EBITDA and adjusted net loss is as follows:
	Successor
	Two Months Ended December 31, 2019
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Change in fair value of preferred stock derivative liability	$(133,315)	$(133,315)
PBH contract intangible assets amortization	(10,024)	(9,765)
Transaction costs	(318)	(251)
Organizational restructuring costs	(23)	(23)
Tax Items	—	7,441
Total special items	$(143,680)	$(135,913)
	Predecessor
	One Month Ended October 31, 2019
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Organizational restructuring costs	(448,062)	(430,764)
DIP Facility beneficial conversion feature	—	(56,870)
DIP claims liability	—	(15,000)
Tax Items	—	(2,087)
Total special items	$(448,062)	$(504,721)
	Predecessor
	Three Months Ended December 31, 2018
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Organization restructuring costs	(2,409)	(2,398)
Transaction costs	(7,159)	(5,656)
Tax items	—	(45,156)
Total special items	$(9,568)	$(53,210)

Combined Current Period Compared to Predecessor Comparable Period
Operating revenue from external customers by line of service was as follows:
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)+
			(In thousands, except percentages)
Oil and gas services	$139,960	$521,369	$660,946	$383	0.1%
U.K. SAR services	36,822	128,436	177,594	(12,336)	(6.9)%
Fixed wing services	16,395	72,720	158,876	(69,761)	(43.9)%
Corporate and other	145	394	1,362	(823)	(60.4)%
Total operating revenue	$193,322	$722,919	$998,778	$(82,537)	(8.3)%
*
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

The year-over-year decrease in operating revenue was primarily driven by a decrease of $73.8 million in fixed wing services revenue in Bristow’s Europe Caspian region as a result of the sale of Eastern Airways on May 10, 2019 and a decrease of $12.3 million in U.K. SAR services revenue. The decrease in the U.K. SAR services revenue in the Combined Current Period is primarily due to a one-time benefit of $7.6 million in OEM cost recoveries recognized in the Predecessor Comparable Period and unfavorable changes in the British pound sterling versus U.S. dollar foreign currency exchange rate from the Predecessor Comparable Period to the Combined Current Period. Additionally, oil and gas revenue improved from the Predecessor Comparable Period as increases in the Africa, America and Europe Caspian regions primarily due to increases in activity were only partially offset by a decrease in the Asia Pacific region primarily due to fewer customer contracts yielding a decrease in activity. Included within the Favorable (Unfavorable) change presented above, revenue decreased by $27.3 million in the Combined Current Period compared to the Predecessor Comparable Period due to unfavorable changes in foreign currency exchange rates, primarily related to the depreciation of the British pound sterling and Australian dollar versus the U.S. dollar.
For the Combined Current Period, Bristow reported a net loss of $988.9 million compared to a net loss of $261.5 million for the Predecessor Comparable Period. The year-over-year change in net loss was primarily driven by the following special items for the Combined Current Period:
•	Organizational restructuring costs of $636.0 million ($593.2 million net of tax), including the following:
○
Fresh-start accounting adjustments loss of $686.1 million ($573.6 million net of tax) recorded in reorganization expense, net on the condensed consolidated statements of operations to allocate Bristow’s Reorganization Value to its individual assets and liabilities based on their estimated fair values. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details;

○
Reorganization professional fees and other of $99.7 million ($88.2 million net of tax), including $13.5 million of prepetition professional fees included in prepetition restructuring charges on the condensed consolidated statements of operations and $86.2 million of post-petition professional fees included in reorganization items, net, on the condensed consolidated statements of operations including professional fees and other transaction costs of $62.2 million, success fees of $14.0 million for advisors, payment of executive key employee incentive plan of $3.4 million, directors and officers policy prepaid asset write-off of $3.3 million and cancellation of Predecessor equity of $3.3 million;

○	Debt related expenses of $48.3 million ($39.1 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations, including $30.2 million related to discount write-off and $2.3 million related to deferred financing fees write-off related to the 4.5% Convertible Senior Note, $4.1 million for fees incurred related in the $150 million DIP Credit Agreement funded in August 2019, $1.7 million related to discount write-off and $7.3 million related to deferred financing fees write-off related to the 8.75% Senior Notes, $0.6 million incurred for fees related to the DIP Credit Agreement and $2.2 million incurred for fees related to the ABL facility;
○
Settlement charges of $31.8 million ($25.1 million net of tax) included in reorganization items, net on the condensed consolidated statements of operations relating to the rejection during Chapter 11 of Bristow’s aircraft purchase contract for 22 H175 helicopters with Airbus;

○
Lease termination costs of $30.2 million ($23.9 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations relating to the rejection of ten aircraft leases rejected in June 2019 including nine S-76C+s and one S-76D;

○	Severance costs of $4.6 million ($4.6 million net of tax) included in direct costs and general and administrative expense on the condensed consolidated statements of operations;
○
Corporate lease termination costs of $2.8 million ($2.2 million net of tax) included in reorganization items, net, on the condensed consolidated statements of operations including $1.7 million for write-off of corporate lease leasehold improvements; partially offset by

○
Gain on settlement of liabilities subject to compromise of $265.6 million ($161.6 million net of tax) recorded in reorganization, net on the condensed consolidated statements of operations primarily related to the settlement of the 6 1∕4% Senior Notes due 2022 and 4 1∕2% Convertible Senior Notes due 2023. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details; and

○
A benefit of $1.9 million ($1.9 million net of tax) included in direct cost on the condensed consolidated statements of operations, resulting from an adjustment to the allowed claim associated with our return of four H225 model aircraft in May 2019; and

•
Fair value of preferred stock derivative liability of $133.3 million ($133.3 million net of tax) included in fair value of preferred stock derivative liability on the condensed consolidated statements of operations;

•	Loss on impairment of $62.1 million ($53.3 million net of tax) included in loss on impairment on the condensed consolidated statements of operations resulting from:
○	$42.0 million impairment of H225 aircraft;
○	$17.5 million impairment of Airnorth goodwill; and
○	$2.6 million impairment of Bristow’s investment in Sky Future Partners.
•
Contingent beneficial conversion feature expense of $56.9 million ($56.9 million net of tax) recorded in interest expense on the condensed consolidated statements of operations resulting from conversion features in the DIP Facility triggered upon emergence from Chapter 11;

•
Loss on sale of subsidiaries of $55.9 million ($55.9 million net of tax) included in loss on sale of subsidiaries on the condensed consolidated statements of operations, resulting from the sale of Eastern Airways, Bristow Helicopters Leasing Limited (“BHLL”) and Aviashelf;

•	DIP claims liability expense of $15.0 million ($15.0 million net of tax) recorded in interest expense on the condensed consolidated statements of operations;
•
H225 lease return costs of $10.8 million ($10.8 million net of tax) included in direct cost on the condensed consolidated statements of operations, resulting from costs associated with Bristow’s return of four H225 model aircraft in May 2019 including $4.3 million paid in lease return costs in the Combined Current Period and $10.6 million in future rent and return costs, partially offset by the write-off of $6.0 million of deferred credits for OEM settlements that were being recognized over the remaining life of the leases;

•
Maintenance expense of $10.0 million ($9.8 million net of tax) for the non-cash amortization of power-by-the-hour (“PBH”) contract intangible assets during the two months ended December 31, 2019 (Successor) as a result of fresh-start accounting included in direct costs on the condensed consolidated statement of operations

•	Financing fees of $2.6 million ($2.3 million net of tax) included in interest expense on the condensed consolidated statements of operations related to the DIP Credit Agreement;
•
Write-off of a portion of deferred financing fees and discount of $1.9 million ($1.5 million net of tax) included in interest expense on the condensed consolidated statements of operations related to a portion of Bristow’s 8.75% Senior Secured Notes which were purchased in a Tender Offer in September 2019;

•
Transaction costs incurred as a result of the pending merger transaction with Era of $0.3 million ($0.3 million net of tax) recorded in general and administrative expense on the condensed consolidated statements of operations; and

•	Non-cash tax expense of $2.1 million from valuation allowances on deferred tax assets.
Additionally, Bristow realized a loss on disposal of assets of $3.9 million ($2.5 million net of tax) during the Combined Current Period from the sale or disposal of three aircraft and other equipment.
The Predecessor Comparable Period results benefited from the impact of $17.6 million of OEM cost recoveries realized in the Predecessor Comparable Period that resulted in a one-time benefit of $7.6 million in U.K. SAR operating revenue as discussed above, a $6.9 million reduction in rent expense and a $3.1 million reduction in direct cost.
Excluding the special items and the loss on disposal of assets discussed above, adjusted net loss was $56.2 million for the Combined Current Period. These adjusted results compare to adjusted net loss of $76.7 million for the Predecessor Comparable Period. Additionally, adjusted EBITDA improved to $105.2 million in the Combined Current Period from $72.5 million in the Predecessor Comparable Period. The benefit from the OEM cost recoveries described above is included within adjusted net income and adjusted EBITDA in the Predecessor Comparable Period.
Adjusted EBITDA and adjusted net loss benefited from the sale of Eastern Airways, a decrease in salaries and benefits, rent and general and administrative expense, and increase in earnings from unconsolidated affiliates compared to the Predecessor Comparable Period. These items were partially offset by OEM cost recoveries realized in the Predecessor Comparable Period that did not recur in the Combined Current Period.
The table below presents the year-over-year impact of changes in foreign currency exchange rates.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)*
			(In thousands)
Revenue impact				(27,296)
Operating expense impact				23,546
Year-over-year income statement translation				(3,750)

Transaction gains (losses) included in other income (expense), net	3,224	(1,327)	$(8,121)	10,018
Líder foreign exchange impact included in earnings from unconsolidated affiliates(1)	—	(1,123)	(3,800)	2,677
Total	3,224	(2,450)	$(11,921)	12,695

	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)*
			(In thousands)
Pre-tax income statement impact				8,945
Less: Foreign exchange impact on depreciation and amortization and interest expense				2
Adjusted EBITDA impact				$8,947
Net income impact (tax affected)				$6,292
*
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

(1)
In connection with the Company’s adoption of fresh-start accounting, the Company has elected to report its equity earnings from Líder on a three-month lag reporting basis. The Company will begin recording equity earnings from Líder during the quarter ending March 31, 2020. As such there was no impact from foreign currency exchange rates for the two months ended December 31, 2019.

The most significant foreign currency exchange rate impact related to a $10.0 million favorable impact from transaction gains in the Combined Current Period compared transaction losses in the Predecessor Comparable Period and a $2.7 million decrease in unfavorable foreign currency exchange rate impact from Bristow’s investment in Líder in Brazil. Partially offsetting these favorable impacts was a $3.8 million unfavorable impact from changes in foreign currency exchange rates in the Combined Current Period primarily driven by the impact of the depreciating British pound sterling on the translation of Bristow’s results in its Europe Caspian region. During the Combined Current Period, the depreciation of the British pound sterling from the Predecessor Comparable Period due to a majority of Bristow’s revenue in its Europe Caspian region contracted in British pound sterling with its expense being more evenly split between U.S. dollars and British pound sterling, resulting in a significant net revenue exposure to the British pound sterling translated into lower U.S. dollar earnings for reporting purposes.
Direct costs decreased 10.5%, or $86.2 million, year-over-year primarily due to a $70.3 million decrease due to the sale of Eastern Airways on May 10, 2019, a $14.8 million decrease in lease costs primarily due to the return of leased aircraft and reduction in lease rates as a result of the Chapter 11 process and a $10.9 million decrease in salaries and benefits primarily due to a reduction in headcount as a result of fewer customer contracts driving lower activity in Bristow’s Asia Pacific region, partially offset by a $12.0 million increase in maintenance expense primarily due to the amortization of PBH contract intangible assets during the two months ended December 31, 2019 (Successor) as a result of fresh-start accounting.
Reimbursable expense decreased 9.4%, or $4.2 million, primarily due to fewer customer contracts resulting in a decrease in activity in Bristow’s Asia Pacific region, partially offset by an increase in activity in Bristow’s Americas and Europe Caspian regions.
Prepetition restructuring charges include professional fees incurred prior to May 11, 2019 related to Bristow’s Chapter 11 Cases.
Depreciation and amortization expense decreased to $82.8 million for the Combined Current Period compared to $92.0 million for the Predecessor Comparable Period. The decrease in depreciation and amortization expense is primarily due to lower depreciation as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor). The Company recorded all property and equipment at fair value upon emergence and made certain changes to its depreciation policy. For further details, see “Critical Accounting Policies and Estimates” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
General and administrative expense decreased 4.6%, or $5.5 million, in the Combined Current Period, as compared to the Predecessor Comparable Period primarily due to a $7.4 million decrease due to the sale of Eastern Airways in May 2019 and a $6.1 million decrease in various other costs including information technology and travel expenses, partially offset by an increase of $8.0 million related to salaries and benefits due to an increase in short-term incentive compensation in the Combined Current Period.

Loss on impairment for the Combined Current Period includes impairment charges of $42.0 million for H225 aircraft, $17.5 million for Airnorth goodwill and $2.6 million for Bristow’s investment in Sky Future Partners all of which occurred in the Predecessor Period. Loss on impairment for the Predecessor Comparable Period includes impairment charges of $87.5 million for H225 aircraft, $8.9 million for H225 inventory, and $20.8 million for Eastern Airways assets, including $17.5 million for aircraft and equipment, $3.0 million for intangible assets and $0.3 million for inventory. For further details, see Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Loss on disposal of assets decreased $15.1 million, to a loss of $3.9 million for the Combined Current Period from a loss of $19.0 million for the Predecessor Comparable Period. The loss on disposal of assets in the Combined Current Period included a loss of $3.9 million from the sale or disposal of three aircraft and other equipment for proceeds of $5.5 million. During the Predecessor Comparable Period, the loss on disposal of assets included a loss of $3.7 million from the sale or disposal of three aircraft and other equipment for proceeds of $9.1 million.
Earnings from unconsolidated affiliates, net of losses, increased $5.7 million to earnings of $8.1 million for the Combined Current Period from earnings of $2.4 million in the Predecessor Comparable Period. This improvement primarily resulted from a $5.1 million increase in earnings from Bristow’s investment in Cougar in Canada for the Combined Current Period due to an increase in activity. As permitted by fresh-start accounting, Bristow elected to transition to lag reporting for reporting the equity earnings of its investment in Líder. Líder equity earnings will be reported on a lag basis of three months consistent with Bristow’s historical practice for recording equity earnings from Cougar.
Interest expense, net, increased 70.2%, or $56.6 million, year-over-year primarily due to $56.9 million non-cash interest expense related to the beneficial conversion feature on the DIP Facility, $15.0 million of non-cash interest expense recorded related the DIP equitization consent fee and $7.1 million of interest expense on Bristow’s 2019 Term Loan which Bristow borrowed against on May 10, 2019 and the DIP Credit Agreement which Bristow borrowed against on August 26, 2019, partially offset by lower interest expense of $20.2 million on Bristow’s 6 1∕4% Senior Notes due 2022 and 4 1∕2% Convertible Senior Notes due 2023 as the unsecured debt was classified as liabilities subject to compromise on the Petition Date upon the filing of the Chapter 11 Cases and Bristow stopped accruing interest expense and $6.0 million less interest expense on its 8.75% Senior Secured Notes which were paid off during the Combined Current Period. Bristow incurred $2.6 million of financing fees for the DIP Credit Agreement that we wrote-off in the Combined Current Period and recorded $1.9 million of expense for the write-off of a portion of the 8.75% Senior Secured Notes debt issuance fees and discount due to the early repayment of $74.8 million of the 8.75% Senior Secured Notes in September 2019. In addition, interest income was lower in the Combined Current Period due to lower average cash balances. For further details on debt, see Notes 2 and 7 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Reorganization items, net represent amounts incurred directly resulting from the Chapter 11 Cases and consists of the following items:
Predecessor
Seven Months Ended October 31, 2019
Fresh-start accounting adjustments loss(1)	$686,116
Gain on settlement of liabilities subject to compromise(2)	(265,591)
Reorganization professional fees and other(3)	86,210
Debt related expenses(4)	48,328
H175 Settlement(5)	31,830
Lease rejection costs(6)	30,221
Corporate lease termination(7)	2,805
H225 lease return(8)	(1,946)
$617,973
(1)
Fresh-start accounting adjustments to allocate Bristow’s Reorganization Value to its individual assets based on their estimated fair values. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details.

(2)
Gain on settlement of liabilities subject to compromise primarily related to the settlement of the 6.25% Senior Notes due 2022 and 4.5% Convertible Senior Notes due 2023. See Note 3 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for further details.

(3)
Reorganization professional fees and other includes professional fees and other transaction costs of $62.2 million, success fees of $14.0 million for advisors, payment of executive key employee incentive plan of $3.4 million, directors and officers policy prepaid asset write-off of $3.3 million and cancellation of Predecessor equity of $3.3 million.

(4)
Debt related expenses includes $30.2 million related to discount write-off and $2.3 million related to deferred financing fees write-off related to the 4.5% Convertible Senior Note, $4.1 million for fees incurred related in the $150 million DIP Credit Agreement funded in August 2019, $1.7 million related to discount write-off and $7.3 million related to deferred financing fees write-off related to the 8.75% Senior Notes, $0.6 million incurred for fees related to the DIP Credit Agreement and $2.2 million incurred for fees related to the ABL facility.

(5)	Relates to the rejection of Bristow’s aircraft purchase contract for the 22 H175 helicopters.
(6)	Relates to ten aircraft leases rejected in June 2019 including nine S-76C+s and one S-76D.
(7)	Includes $1.1 million for corporate lease costs and $1.7 million for write-off of corporate lease leasehold improvements.
(8)	Relates to adjustment of the allowed claim for the Milestone Omnibus Agreement.
Loss on sale of subsidiaries includes a $46.9 million loss on the sale of Eastern Airways and $9.0 million loss on the sale of Aviashelf and BHLL recorded in the Predecessor period. For further details, see Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
For further details on other income (expense), net and income tax expense, see “— Region Operating Results — Other Income (Expense), Net” and “— Region Operating Results — Taxes” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
As discussed above, Bristow’s results for the Combined Current Period were impacted by special items and the loss on disposal of assets. The items noted in the Combined Current Period and Predecessor Comparable Period have been identified as special items as they are not considered by management to be part of Bristow’s ongoing operations when assessing and measuring the operational and financial performance of the organization. The impact of these items on adjusted EBITDA and adjusted net loss is as follows:
	Successor
	Two Months Ended December 31, 2019
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Change in fair value of preferred stock derivative liability	$(133,315)	$(133,315)
Transaction costs	(318)	(251)
Organizational restructuring costs	(23)	(23)
PBH contract intangible assets amortization	(10,024)	(9,765)
Tax Items	—	7,441
Total special items	$(143,680)	$(135,913)
	Predecessor
	Seven Months Ended October 31, 2019
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Organizational restructuring costs	$(635,987)	$(593,221)
Loss on impairment	(62,101)	(53,276)
Loss on sale of subsidiaries	(55,883)	(55,883)
H225 Lease Return	(10,844)	(10,844)
Contingent beneficial conversion feature	—	(56,870)
DIP claims liability	—	(15,000)
DIP financing fee write-off	—	(2,350)
Early extinguishment of debt	—	(1,499)
Tax Items	—	(5,382)
Total special items	$(764,815)	$(794,325)

	Nine Months Ended December 31, 2018
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Loss on impairment	$(117,220)	$(101,105)
Organizational restructuring costs	(6,855)	(6,501)
Transaction costs	(8,406)	(6,641)
Tax items	—	(55,463)
Total special items	$(132,481)	$(169,710)
Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue from external customers by line of service was as follows:
	Fiscal Year Ended March 31,		Favorable (Unfavorable)
	2019	2018
	(In thousands, except percentages)
Oil and gas services	$877,938	$936,475	$(58,537)	(6.3)%
U.K. SAR services	232,722	222,965	9,757	4.4%
Fixed wing services	195,412	209,719	(14,307)	(6.8)%
Corporate and other	1,835	4,278	(2,443)	(57.1)%
Total operating revenue	$1,307,907	$1,373,437	$(65,530)	(4.8)%
Bristow reported a net loss of $336.8 million and $194.7 million for fiscal years 2019 and 2018, respectively. The year-over-year increase in net loss was primarily driven by a decrease in revenue, higher interest expense, lower benefit for income taxes, increased loss due to impairment and disposal of assets, lower earnings from unconsolidated affiliates and increased other expense, partially offset by lower direct cost and general and administrative expense.
Revenue decreased 4.5%, or $64.3 million, year-over-year, primarily driven by a decrease in oil and gas services and fixed wing services. Bristow’s oil and gas services experienced declines in its Africa region, Asia Pacific region, U.K. operations within its Europe Caspian region and Canada operations within its Americas region. Bristow’s fixed wing services experienced declines at Eastern Airways and Airnorth. The decreases in oil and gas services and fixed wing services were partially offset by an increase in U.K. SAR services revenue primarily due to a one-time benefit of $7.6 million in OEM cost recoveries recognized in fiscal year 2019. See further discussion of operating revenue by region under “— Region Operating Results.” In addition to operational impacts, revenue was negatively affected by $17.2 million in fiscal year 2019 compared to fiscal year 2018 due to changes in foreign currency exchange rates. On May 10, 2019, Bristow sold Eastern Airways. See further discussion of the sale under “— Recent Events.”
Interest expense, net, increased 42.8%, or $33.0 million, year-over-year primarily due to an increase in borrowings and an increase in amortization of debt discount, partially offset by an increase in interest income as a result of an increase in cash and cash invested at higher rates. Additionally, during fiscal year 2018, Bristow wrote-off $3.0 million of deferred financing fees related to the early extinguishment of debt, which did not recur in fiscal year 2019.
Benefit for income taxes decreased $30.7 million year-over-year primarily due to valuation allowances on deferred tax assets in fiscal year 2019 compared to benefits related to the revaluation of net deferred tax liabilities to a lower tax rate as a result of the Tax Cuts and Jobs Act (the “Act”), partially offset by the impact of the one-time transition tax on the repatriation of foreign earnings under the Act in fiscal year 2018.
Loss on impairment for fiscal year 2019 includes $87.5 million and $8.9 million impairment of H225 aircraft and inventory, respectively, and $20.8 million impairment of Eastern Airways assets, including $17.5 million, $3.0 million and $0.3 million for aircraft and equipment, intangible assets and inventory, respectively. Loss on impairment for fiscal year 2018 includes an $85.7 million impairment of Bristow’s investment in Líder and $5.7 million of inventory impairments.

Loss on disposal of assets increased $10.2 million to a loss of $27.8 million for fiscal year 2019 from a loss of $17.6 million for fiscal year 2018. The loss on disposal of assets in fiscal year 2019 included $14.7 million of contract termination costs for an aircraft purchase contract that was terminated and aircraft options that were cancelled, $8.1 million for impairment of assets held for sale and a loss of $5.0 million from the sale or disposal of aircraft and other equipment. The loss on disposal of assets in fiscal year 2018 included impairment charges of $8.7 million related to assets held for sale, a loss of $1.7 million from the sale or disposal of aircraft and other equipment and a $7.2 million impairment and loss on disposal related to the Bristow Academy sale.
Earnings from unconsolidated affiliates, net of losses, decreased $14.4 million to earnings of $4.3 million for fiscal year 2019 from earnings of $18.7 million in fiscal year 2018. The decrease primarily resulted from losses from Bristow’s investment in Líder of $2.1 million for fiscal year 2019 compared to earnings of $7.2 million in fiscal year 2018 primarily due to a decline in activity and an unfavorable impact of foreign currency exchange rates. Bristow’s earnings from Líder in fiscal years 2019 and 2018 were reduced by the unfavorable impact of foreign currency exchange rate changes of $4.2 million and $2.0 million, respectively. Also, Bristow’s earnings from its investment in Cougar decreased $5.0 million from fiscal year 2019 to fiscal year 2018 due to a decline in activity.
Direct cost decreased 3.9%, or $43.5 million, year-over-year, primarily due to a $41.3 million reduction in salaries and benefits from lower headcount across all regions as a result of organizational restructuring efforts and a $15.5 million decrease in rent expense from the return of leased aircraft, partially offset by a $9.9 million increase in fuel primarily resulting from an increase in fuel prices and a $3.4 million increase in various other direct costs.
General and administrative expense decreased 1.6%, or $2.9 million, year-over-year, primarily due to a $25.0 million decrease in compensation expense (primarily due to decreases of $14.8 million in short-term and long-term incentive compensation costs and $7.6 million and $2.6 million in severance costs and salaries and benefits, respectively, due to a reduction in headcount across all regions from organizational restructuring efforts) and an $11.0 million decrease in information technology, travel, training and various other expenses. These decreases were mostly offset by a $13.1 million increase in professional fees incurred in fiscal year 2019 for the Columbia transaction and related financing transactions and a $20.0 million termination fee paid in February 2019.
Other expense, net increased $5.9 million primarily due to higher foreign currency transaction losses in fiscal year 2019 and an increase in pension related costs in fiscal year 2019. For further details on other income (expense), net, see “— Region Operating Results — Other Income (Expense), Net” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Fiscal year 2019 results benefited from the realization of $18.9 million of OEM cost recoveries realized as a one-time benefit of $7.6 million in U.K. SAR operating revenue, a $7.9 million reduction in rent expense (included in direct cost) and a $3.4 million reduction in direct cost. Fiscal year 2018 benefited from a reduction in rent expense of $16.6 million included in direct costs related to OEM cost recoveries. For further details, see Note 1 in the “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
The net loss for fiscal year 2019 was significantly impacted by the following special items:
•	Loss on impairment totaling $117.2 million ($101.1 million net of tax) including:
○	$87.5 million and $8.9 million impairment of H225 aircraft and inventory, respectively, and
○	$20.8 million impairment of Eastern Airways assets, including $17.5 million, $3.0 million and $0.3 million for aircraft and equipment, intangible assets and inventory, respectively,
•	Non-cash tax expense of $62.7 million including $51.0 million from valuation allowances on deferred tax assets and $11.6 million from the Act,
•
Transaction costs of $32.8 million ($25.9 million net of tax) included in general and administrative expense, resulting from the Columbia transaction and related financing transactions, including a $20.0 million termination fee paid in February 2019,

•
Organizational restructuring costs of $11.9 million ($11.0 million net of tax) included in direct cost and general and administrative expense, resulting from separation programs across Bristow’s global organization designed to increase efficiency and reduce costs, and

•	CEO retirement costs of $1.0 million ($0.8 million net of tax) included in general and administrative expense.
Excluding the special items described above and the loss on disposal of assets, adjusted net loss was $113.0 million for fiscal year 2019. These adjusted results compare to adjusted net loss of $74.0 million for fiscal year 2018. Adjusted EBITDA decreased to $92.8 million in fiscal year 2019 from $106.4 million in fiscal year 2018.
The year-over-year change in adjusted EBITDA was primarily driven by the decline in oil and gas revenue and lower earnings from unconsolidated affiliates in fiscal year 2019, partially offset by a decrease in direct costs and general and administrative expense. The year-over-year change in adjusted net loss was impacted by the same items that impacted adjusted EBITDA as well as higher interest expense, partially offset by a more favorable adjusted effective tax rate in fiscal year 2019.
The table below presents the year-over-year impact of changes in foreign currency exchange rates.
	Fiscal Years Ended March 31,		Favorable (Unfavorable)
	2019	2018
	(in thousands)
Revenue impact			$(17,233)
Operating expense impact			22,847
Year-over-year income statement translation			5,614

Transaction losses included in other income (expense), net	$(5,163)	$(2,580)	(2,583)
Líder foreign exchange impact included in earnings from unconsolidated affiliates	(4,163)	(1,956)	(2,207)
Total	$(9,326)	$(4,536)	(4,790)

Pre-tax income statement impact			824
Less: Foreign exchange impact on depreciation and amortization and interest expense			146
Adjusted EBITDA impact			$970
Net income impact (tax affected)			$1,134
As discussed above, Bristow’s results for fiscal year 2019 were impacted by a number of special items. In fiscal year 2018, special items that impacted Bristow’s results included organizational restructuring costs, loss on impairment (investment in unconsolidated affiliates and inventory), early extinguishment of debt and tax items. For further details on the special items impacting fiscal year 2018, see “— Fiscal Year 2018 Compared to Fiscal Year 2017” below. The items noted in fiscal years 2019 and 2018 have been identified as special items as they are not considered by management to be part of ongoing operations when assessing and measuring the operational and financial performance of Bristow. The impact of these items on adjusted EBITDA and adjusted net loss is as follows:
	Fiscal Year Ended March 31, 2019
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Loss on impairment	$117,220	$101,105
Transaction cost	32,800	25,912
Organizational restructuring costs	11,897	10,984
CEO retirement cost	977	772
Tax items	—	62,667
Total special items	$162,894	$201,440

	Fiscal Year Ended March 31, 2018
	Adjusted EBITDA	Adjusted Net Loss
	(In thousands)
Loss on impairment	$91,400	$63,222
Organizational restructuring costs	23,627	17,633
Early extinguishment of debt	—	2,123
Tax items	—	(22,865)
Total special items	$115,027	$60,113
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue from external customers by line of service was as follows:
	Fiscal Year Ended March 31,
	2018	2017	Favorable (Unfavorable)
	(In thousands, except percentages)
Oil and gas services	$936,475	$944,229	$(7,754)	(0.8)%
U.K. SAR services	222,965	189,555	33,410	17.6%
Fixed wing services	209,719	191,609	18,110	9.5%
Corporate and other	4,278	10,037	(5,759)	(57.4)%
Total operating revenue	$1,373,437	$1,335,430	$38,007	2.8%
Bristow reported a net loss of $194.7 million and $169.6 million for fiscal years 2018 and 2017, respectively. The year-over-year increase in net loss was primarily driven by a higher loss on impairment, a decline in oil and gas services revenue and higher interest expense. These unfavorable changes were partially offset by higher revenue from U.K. SAR and fixed wing services in fiscal year 2018 discussed below, a tax benefit in fiscal year 2018 compared to tax expense in fiscal year 2017 and a decrease in general and administrative expense.
Revenue increased 3.3%, or $45.9 million, year-over-year, primarily driven by the increase in U.K. SAR services revenue due to additional bases coming online in fiscal years 2017 and 2018 and the increase in operating revenue from Bristow’s fixed wing services in its Europe Caspian, Asia Pacific and Africa regions. These increases were partially offset by a decrease in Bristow’s oil and gas services driven by declines in its Africa and Asia Pacific regions, partially offset by increases in oil and gas services in its Americas and Europe Caspian regions. See further discussion of operating revenue by region under “— Region Operating Results.” In addition to operational impacts, changes in foreign currency exchange rates during fiscal year 2018 resulted in $14.2 million of the increase year-over-year in gross revenue.
Interest expense, net, increased 54.4%, or $27.1 million, year-over-year, primarily due to an increase in interest expense resulting from an increase in borrowings at higher borrowing rates and a decrease in capitalized interest resulting from lower average construction in progress. Additionally, during fiscal year 2018, Bristow wrote-off $3.0 million of deferred financing fees related to the early extinguishment of debt.
Benefit (provision) for income taxes increased $63.5 million year-over-year, primarily due to revaluation of net deferred tax liabilities to a lower tax rate as a result of the Act and net reversal of valuation allowances on deferred tax assets. These benefits were partially offset by the impact of the one-time transition tax on the repatriation of foreign earnings under the Act and a one-time non-cash tax expense due to the repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions. For further details on income tax expense, see “— Region Operating Results — Taxes” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Loss on impairment for fiscal year 2018 includes the items discussed above. Loss on impairment for fiscal year 2017 includes $8.7 million of goodwill impairment related to Eastern Airways and $7.6 million of inventory impairments.

Loss on disposal of assets increased $3.1 million to a loss of $17.6 million for fiscal year 2018 from a loss of $14.5 million for fiscal year 2017. The loss on disposal of assets in fiscal year 2018 included impairment charges of $8.7 million related to assets held for sale, a loss of $1.7 million from the sale or disposal of aircraft and other equipment and a $7.2 million impairment and loss on disposal related to the Bristow Academy sale. During fiscal year 2017, the loss on disposal of assets included impairment charges of $12.5 million related to assets held for sale and a loss of $2.0 million from the sale or disposal of aircraft and other equipment.
Earnings from unconsolidated affiliates, net of losses, decreased $1.6 million to earnings of $18.7 million for fiscal year 2018 from earnings of $20.3 million in fiscal year 2017. The decrease primarily resulted from reduced earnings from Bristow’s investments in Cougar of $1.5 million (primarily due to a decline in activity), and Líder of $0.9 million (primarily due to a decline in activity, partially offset by less of an unfavorable impact of foreign currency exchange rates), partially offset by higher dividend received from Bristow’s investment in Petroleum Air Services of $0.5 million. Bristow’s earnings from Líder in fiscal years 2018 and 2017 were reduced by the unfavorable impact of foreign currency exchange rate changes of $2.0 million and $3.2 million, respectively.
Direct costs increased 1.8%, or $20.2 million, year-over-year, primarily due to a $21.4 increase in maintenance expense and a $13.7 million increase in fuel, both of which are primarily due to an increase in activity, partially offset by a $6.1 million decrease in freight costs due to higher shipping costs incurred during fiscal year 2017 in Bristow’s Africa region to move aircraft back to the U.S. to be sold, a $5.7 million decrease in rent expense primarily due to OEM credits and $3.1 million decrease in various other costs.
Reimbursable expense increased 18.0%, or $9.0 million, primarily due to new contracts in Australia and Norway.
Depreciation and amortization increased 4.5%, or $5.3 million, to $124.0 million for fiscal year 2018 from $118.7 million for fiscal year 2017. This increase in depreciation and amortization expense is primarily due to additional new aircraft and information technology costs being capitalized and depreciated in fiscal year 2018, partially offset by a $2.8 million reduction in depreciation expense related to OEM cost recoveries. Additionally, Bristow recorded accelerated depreciation of $10.4 million in fiscal year 2017 as a result of fleet changes for older aircraft.
General and administrative expense decreased 5.3%, or $10.4 million, year-over-year, primarily due to a $7.2 million decrease in compensation expense from lower salaries and benefits due to a reduction in corporate headcount and a $5.3 million decrease in professional fees, partially offset by a $2.1 million increase in various other costs primarily including rent expense.
Other expense, net decreased $0.6 million to other expense of $3.0 million for fiscal year 2018 compared to other expense of $3.5 million for fiscal year 2017 primarily due to lower pension related costs in fiscal year 2018 compared to fiscal year 2017. For further details on other income (expense), net, see “— Region Operating Results — Other Income (Expense), Net” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
The net loss for fiscal year 2018 was significantly impacted by the following items:
•	Loss on impairment totaling $91.4 million, including:
•	Impairment of investment in unconsolidated affiliates of $85.7 million ($58.7 million net of tax) related to impairment of Bristow’s investment in Líder, and
•	Impairment of inventories of $5.7 million ($4.6 million net of tax);
•
Organizational restructuring costs of $23.6 million ($17.6 million net of tax), which includes severance expense of $22.3 million related to separation programs across Bristow’s global organization designed to increase efficiency and reduce costs and other restructuring costs of $1.3 million; $11.6 million of restructuring costs are included in direct costs and $12.0 million are included in general and administrative expense; and

•
Early extinguishment of debt of $3.1 million ($2.1 million net of tax) included in interest expense, which includes $3.0 million related to write-off of deferred financing fees and $0.1 million related to write-off of discount on debt; partially offset by

•
A non-cash benefit of $22.9 million from tax items, including a $53.0 million benefit related to the revaluation of net deferred tax liabilities to a lower tax rate as a result of the Act and net reversal of valuation allowances on deferred tax assets of $2.6 million, partially offset by the impact of the one-time transition tax on the repatriation of foreign earnings under the Act of $30.3 million and a one-time non-cash tax expense of $2.4 million from repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions.
Excluding the special items described above and the loss on disposal of assets, adjusted net loss was $74.0 million for fiscal year 2018. These adjusted results compare to adjusted net loss of $73.6 million for fiscal year 2017. Adjusted EBITDA increased to $106.4 million in fiscal year 2018 from $72.1 million in fiscal year 2017.
The year-over-year increase in adjusted EBITDA was primarily driven by higher revenue from U.K. SAR and fixed wing services in fiscal year 2018 and a decrease in general and administrative expense primarily from lower salaries and benefits in fiscal year 2018, partially offset by the decline in oil and gas revenue. Adjusted net loss was impacted by the same items that impacted adjusted EBITDA, as well as increased tax benefit offset by higher interest expense. Results for fiscal year 2018 were also positively impacted by a reduction in rent expense of $16.6 million included in direct costs related to OEM cost recoveries.
The table below presents the year-over-year impact of changes in foreign currency exchange rates.
	Fiscal years ended March 31,		Favorable (Unfavorable)
	2018	2017
	(in thousands)
Revenue impact			$14,150
Operating expense impact			(16,178)
Year-over-year income statement translation			(2,028)
Transaction gains (losses) included in other income (expense), net	$(2,580)	$(2,948)	368
Líder foreign exchange impact included in earnings from unconsolidated affiliates	(1,956)	(3,193)	1,237
Total	$(4,536)	$(6,141)	1,605
Pre-tax income statement impact			(423)
Less: Foreign exchange impact on depreciation and amortization and interest expense			1,282
Adjusted EBITDA impact			$859
Net income impact (tax affected)			$2,993
As discussed above, Bristow’s results for fiscal year 2018 were impacted by a number of special items. In fiscal year 2017, special items that impacted Bristow’s results included organizational restructuring costs, loss on impairment (goodwill and inventories), additional depreciation expense resulting from fleet changes, the reversal of Airnorth contingent consideration and tax items. The items noted in fiscal years 2018 and 2017 have been identified as special items as they are not considered by management to be part of ongoing operations when assessing and measuring the operational and financial performance of Bristow. The impact of these items on adjusted EBITDA and adjusted net income is as follows:
	Fiscal Year Ended March 31, 2017
	Adjusted EBITDA	Adjusted Net Income
	(In thousands)
Organizational restructuring costs	$20,897	$14,998
Additional depreciation expense resulting from fleet changes	—	6,843
Loss on impairment	16,278	12,566
Reversal of Airnorth contingent consideration	(5,898)	(5,898)
Tax items	—	59,479
Total special items	$31,277	$87,988

Region Operating Results
The following tables set forth certain operating information for the regions comprising Bristow’s industrial aviation services segment. Intercompany lease revenue and expense are eliminated from Bristow’s segment reporting, and depreciation expense of aircraft is presented in the region that operates the aircraft.
Set forth below is a discussion of the operations of Bristow’s regions. Bristow’s consolidated results are discussed under “Results of Operations” above.
Europe Caspian
The Europe Caspian region comprises all of Bristow’s operations and affiliates in Europe, including oil and gas operations in the U.K. and Norway and public sector SAR operations in the U.K. and Bristow’s operations in Turkmenistan. Additionally, the Europe Caspian region included Eastern Airways fixed wing operations until the sale on May 10, 2019.
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$110,648	$57,141	$180,829	$(13,040)	(7.2)%
Operating income	$1,869	$3,112	$3,342	$1,639	49.0%
Operating margin	1.7%	5.4%	1.8%	1.2%	66.7%
Adjusted EBITDA	$26,862	$11,332	$14,068	$24,126	171.5%
Adjusted EBITDA margin	24.3%	19.8%	7.8%	15.0%	192.3%
Rent expense	$14,099	$7,768	$30,262	$8,395	27.7%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Combined Current Quarter Compared to Predecessor Comparable Quarter
The decrease in operating revenue in the Combined Current Quarter primarily resulted from a decrease of $21.7 million for fixed wing services revenue due to the sale of Eastern Airways on May 10, 2019, partially offset by a $9.0 million increase in U.K. and Norway oil and gas services due to an increase in activity. Additionally, revenue in this region was impacted by an unfavorable year-over-year impact of changes in foreign currency exchange rates of $2.5 million.
A substantial portion of Bristow’s operations in the Europe Caspian region is contracted in the British pound sterling, which depreciated against the U.S. dollar in the Combined Current Quarter. Bristow recorded foreign exchange gains of $16.1 million in the Combined Current Quarter and foreign exchange losses of $2.1 million in the Predecessor Comparable Quarter from the revaluation of assets and liabilities on pound sterling functional currency entities as of December 31, 2019 and 2018, respectively, which is recorded in other income (expense), net and included in adjusted EBITDA. Net of the translation and revaluation impacts, adjusted EBITDA was favorably impacted by $16.1 million and $0.3 million resulting from the change in foreign currency exchange rates during the Combined Current Quarter and Predecessor Comparable Quarter, respectively. A further weakening or strengthening of the British pound sterling could result in additional foreign currency exchange rate volatility in future quarters.
Additionally, the Predecessor Comparable Quarter results benefited from OEM cost recoveries in prior periods that resulted in a $1.2 million reduction in direct costs on the condensed consolidated statements of operations.
Eastern Airways contributed a negative $5.4 million in adjusted EBITDA for the Predecessor Comparable Quarter.
Adjusted EBITDA, adjusted EBITDA margin, operating income and operating margin improved in the Combined Current Quarter primarily due to the disposal of Eastern Airways, increase in activity in U.K. and Norway oil and gas services, reduction in rent expense primarily due to the return of leased aircraft and lower lease rates primarily as a result of the Chapter 11 process and favorable impacts from changes in foreign currency exchange rates. Additionally, operating income and operating margin were unfavorably impacted by an increase in maintenance expense due to the non-cash amortization of PBH contract intangible assets of $7.7 million and $1.3 million of non-cash amortization of the U.K. SAR intangible asset, recorded in depreciation and amortization on the condensed consolidated statements of operations during the two months ended December 31, 2019 (Successor) as a result of fresh-start accounting. The non-cash amortization of PBH contract intangible assets is included in direct costs maintenance expense and included as a special item and excluded from Adjusted EBITDA. The amortization of the U.K. SAR intangible is included in depreciation and amortization and therefore excluded from Adjusted EBITDA.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$110,648	$409,830	$587,264	$(66,786)	(11.4)%
Operating income	$1,869	$26,143	$13,856	$14,156	102.2%
Operating margin	1.7%	6.4%	2.4%	3.0%	125.0%
Adjusted EBITDA	$26,862	$49,186	$62,727	$13,321	21.2%
Adjusted EBITDA margin	24.3%	12.0%	10.7%	3.9%	36.4%
Rent expense	$14,099	$63,059	$93,437	$16,279	17.4%
*
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Combined Current Period Compared to Predecessor Comparable Period
The decrease in operating revenue in the Combined Current Period primarily resulted from a decrease of $73.8 million for fixed wing services revenue due to the sale of Eastern Airways on May 10, 2019, and a decrease of $12.3 million for U.K. SAR revenue. The decrease in U.K. SAR revenue was primarily due to a one-time benefit of $7.6 million in OEM cost recoveries recognized in the Predecessor Comparable Period and unfavorable changes in the British pound sterling versus U.S. dollar foreign currency exchange rate from the Predecessor Comparable Period to the Combined Current Period. These decreases were partially offset by a $19.3 million increase in U.K. and Norway oil and gas services primarily due to an increase in activity. Additionally, revenue in this region was impacted by an unfavorable year-over-year impact of changes in foreign currency exchange rates of $21.7 million.
A substantial portion of Bristow’s operations in the Europe Caspian region is contracted in the British pound sterling, which depreciated against the U.S. dollar in the Combined Current Period. Bristow recorded foreign exchange losses of $5.4 million in the Combined Current Period and foreign exchange losses of $8.4 million in the Predecessor Comparable Period from the revaluation of assets and liabilities on British pound sterling functional currency entities as of December 31, 2019 and 2018, respectively, which is recorded in other income (expense), net on the condensed consolidated statements of operations and included in adjusted EBITDA. Net of the translation and revaluation impacts, adjusted EBITDA was unfavorably impacted by $0.5 million and $9.4 million resulting from the change in foreign currency exchange rates during the Combined Current Period and Predecessor Comparable Period, respectively. A further weakening or strengthening of the British pound sterling could result in additional foreign currency exchange rate volatility in future periods.
As discussed above, the Predecessor Comparable Period benefited from OEM cost recoveries that resulted in a one-time benefit of $7.6 million in U.K. SAR operating revenue, a $4.5 million reduction in rent expense and a $3.1 million reduction in direct cost.
Additionally, as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor), Bristow recorded $7.7 million of intangible amortization in maintenance expense in direct costs on the condensed consolidated statements of operations related to PBH contract intangible assets.

During the Combined Current Period, Bristow recorded $2.6 million for impairment of Sky Future Partners. During the Predecessor Comparable Period, Bristow recorded $20.8 million for impairment of Eastern Airways assets, including $17.5 million for aircraft and equipment, $3.0 million for intangible assets and $0.3 million for inventory. For further details, see Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus. The impairments are excluded from adjusted EBITDA and adjusted EBITDA margin.
Operating income and operating margin improved in the Combined Current Period primarily due to lower impairment charges and an increase in U.K. and Norway oil and gas services revenue, partially offset by $7.7 million of amortization of PBH contract intangible assets and $1.3 million of amortization of the U.K. SAR intangible asset for the two months ended December 31, 2019 (Successor). Adjusted EBITDA and adjusted EBITDA margin increased in the Combined Current Period primarily due to an increase in U.K. and Norway oil and gas services revenue and a favorable impact from foreign currency exchange rate changes in the Combined Current Period. The amortization of PBH contract intangible assets is included in maintenance expense in direct costs on the condensed consolidated statements of operations and included as a special item and excluded from Adjusted EBITDA. The amortization of the U.K. SAR intangible is included in depreciation and amortization, therefore excluded from Adjusted EBITDA.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Operating revenue	$764,496	$765,412	$710,581	$(916)	(0.1)%	$54,831	7.7%
Earnings from unconsolidated affiliates, net of losses	$161	$191	$273	$(30)	(15.7)%	$(82)	(30.0)%
Operating income	$12,874	$22,624	$14,665	$(9,750)	(43.1)%	$7,959	54.3%
Operating margin	1.7%	3.0%	2.1%	(1.3)%	(43.3)%	0.9%	42.9%
Adjusted EBITDA	$74,924	$81,503	$45,163	$(6,579)	(8.1)%	$36,340	80.5%
Adjusted EBITDA margin	9.8%	10.6%	6.4%	(0.8)%	(7.5)%	4.2%	65.6%
Rent expense	$122,282	$134,158	$134,072	$11,876	8.9%	$(86)	(0.1)%
Loss on impairment	$20,801	$4,525	$8,706	$(16,276)	(359.7%)	$4,181	48.0%
*	percentage change too large to be meaningful or not applicable
Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue decreased year-over-year primarily due to an increase of $9.8 million from U.K. SAR, including a one-time $7.6 million benefit from OEM cost recoveries and $9.6 million in Norway as a result of increased activity, mostly offset by an $13.0 million decrease in U.K. oil and gas as a result of decreased activity and a $9.3 million decrease from Eastern Airways as a result of decreased activity. Eastern Airways contributed $109.2 million and $118.5 million in operating revenue for fiscal years 2019 and 2018, respectively. A substantial portion of Bristow’s revenue in the Europe Caspian region is contracted in the British pound sterling, which depreciated against the U.S. dollar in fiscal year 2019. As a result, included within the amounts of operational impacts described above, revenue was negatively impacted by $8.0 million in fiscal year 2019 compared to fiscal year 2018.
In addition to the $7.6 million of OEM cost recoveries discussed above, fiscal year 2019 benefited from OEM cost recoveries related to ongoing aircraft issues that resulted in a $4.9 million reduction in rent expense (included in direct cost) and a $3.4 million reduction in direct cost. Fiscal year 2018 benefited from OEM cost recoveries that resulted in a $9.9 million reduction in rent expense (included in direct cost).
Bristow recorded foreign currency exchange losses of $7.2 million in fiscal year 2019 and foreign currency exchange gains of $4.3 million in fiscal year 2018 from the revaluation of assets and liabilities on British pound sterling functional currency entities as of March 31, 2019 and 2018, respectively, which is recorded in other income (expense), net and included in adjusted EBITDA. Net of translation and revaluation impacts, adjusted

EBITDA was negatively impacted by $11.8 million and positively impacted by $9.2 million resulting from the changes in foreign currency exchange rates during fiscal years 2019 and 2018, respectively. A further weakening or strengthening of the British pound sterling could result in additional foreign currency exchange volatility in future periods.
During fiscal year 2019, Bristow recorded $20.8 million for impairment of Eastern Airways assets, including $17.5 million, $3.0 million and $0.3 million for aircraft and equipment, intangible assets and inventory, respectively. During fiscal year 2018, Bristow recorded inventory impairment charges of $4.5 million at Eastern Airways. These charges were recorded as a direct reduction in the value of spare parts inventory to record them at net realizable value. The impairments recorded in fiscal years 2019 and 2018 are included in operating income but were adjusted for in Bristow’s calculation of adjusted EBITDA. For further details, see Notes 1 and 4 in the “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus. Also, Bristow recorded severance expense related to organizational restructuring efforts of $1.3 million and $1.9 million for fiscal years 2019 and 2018, respectively, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
The decrease in operating income and operating margin from fiscal year 2018 was primarily due to the increase in impairments of Eastern Airways assets discussed above, partially offset by the increase in revenue discussed above and the larger benefit from OEM cost recoveries in fiscal year 2019. Adjusted EBITDA and adjusted EBITDA margin decreased in fiscal year 2019 primarily due to the unfavorable year-over-year impacts from changes in foreign currency exchange rates and decrease in operating revenue, partially offset by the larger benefit from OEM cost recoveries in fiscal year 2019. Eastern Airways contributed a negative $17.3 million and negative $6.9 million in adjusted EBITDA for fiscal years 2018 and 2017, respectively.
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue increased $54.8 million year-over-year, primarily from an increase in Norway of $35.6 million due to an increase in activity and short-term contracts, an increase of $33.4 million from the start-up of U.K. SAR bases, a favorable year-over-year impact of changes in foreign currency exchange rates of $11.4 million and an increase in fixed wing revenue of $8.1 million. Partially offsetting these increases was a decrease in U.K. oil and gas revenue of $33.8 million resulting from the continued impact of the industry downturn on drilling activity. Eastern Airways contributed $118.5 million and $110.4 million in operating revenue for fiscal years 2018 and 2017, respectively.
During fiscal year 2018, Bristow recorded a reduction to rent expense of $9.9 million in its Europe Caspian region related to OEM cost recoveries. This item is included in operating income and adjusted EBITDA in fiscal year 2018. During fiscal year 2018, Bristow recorded inventory impairment charges of $4.5 million at Eastern Airways as a result of changes in expected future utilization of aircraft within those operations. These charges were recorded as a direct reduction in the value of spare parts inventory to record them at net realizable value. Additionally, during fiscal year 2017, Bristow recorded an impairment charge of $8.7 million for the remaining goodwill related to Eastern Airways. Both the inventory and goodwill impairments are included in operating income but were adjusted for in Bristow’s calculation of adjusted EBITDA. For further details, see Note 1 in the “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus. Also, Bristow recorded severance expense related to organizational restructuring efforts of $1.9 million and $1.4 million for fiscal years 2018 and 2017, respectively, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
A substantial portion of Bristow’s revenue in the Europe Caspian region is contracted in the British pound sterling, which depreciated significantly against the U.S. dollar in fiscal year 2017 as a result of Brexit. Bristow recorded foreign currency exchange gains of $4.3 million in fiscal year 2018 and foreign currency exchange losses of $18.5 million in fiscal year 2017 from the revaluation of assets and liabilities on British pound sterling functional currency entities as of March 31, 2018 and 2017, respectively, which is recorded in other income (expense), net and included in adjusted EBITDA. Net of the translation and revaluation impacts, adjusted EBITDA was positively impacted by $9.2 million and negatively impacted by $35.6 million resulting from the changes in exchange rates during fiscal years 2018 and 2017, respectively. A further weakening or strengthening of the British pound sterling could result in additional foreign currency exchange volatility in future periods.
Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin increased in fiscal year 2018 primarily due to the increase in operating revenue, the benefit to rent expense in fiscal year 2018 related to

OEM cost recoveries and the impact of favorable changes in foreign currency exchange rates. These benefits were partially offset by increased salaries and benefits and maintenance expense year-over-year due to the increase in activity. Eastern Airways contributed a negative $6.9 million and negative $4.5 million in adjusted EBITDA for fiscal years 2018 and 2017, respectively.
Africa
The Africa region comprises all of Bristow’s operations and affiliates on the African continent, including Nigeria and Egypt.
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$29,580	$14,839	$41,394	$3,025	7.3%
Operating income	$2,910	$2,982	$5,286	$606	11.5%
Operating margin	9.8%	20.1%	12.8%	0.5%	3.9%
Adjusted EBITDA	$4,192	$2,288	$8,639	$(2,159)	(25.0)%
Adjusted EBITDA margin	14.2%	15.4%	20.9%	(6.3)%	(30.1)%
Rent expense	$1,880	$823	$2,677	$(26)	(1.0)%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Combined Current Quarter Compared to Predecessor Comparable Quarter
Operating revenue for helicopter services in Africa increased $1.2 million in the Combined Current Quarter due to an overall increase in activity and additional aircraft on contract compared to the Predecessor Comparable Quarter. Additionally, operating revenue from fixed wing services in Africa increased $1.8 million to $5.2 million in the Combined Current Quarter from $3.4 million in operating revenue for the Predecessor Comparable Quarter.
Adjusted EBITDA and adjusted EBITDA margin decreased primarily due to an increase in direct cost and general and administrative expenses due to the increase in activity and additional aircraft on contract in the Combined Current Quarter, which was only partially offset by the increase in operating revenue from increased activity. In addition to the items impacting adjusted EBITDA and adjusted EBITDA margin, operating income and operating margin were impacted by a reduction of $1.6 million in depreciation expense, partially offset by $1.0 million of amortization of PBH contract intangible assets as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor). The amortization of PBH contract intangible assets is included in maintenance expense in direct costs on the condensed consolidated statements of operations and included as a special item and excluded from Adjusted EBITDA.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)+
	(In thousands, except percentages)
Operating revenue	$29,580	$107,390	$113,545	$23,425	20.6%
Operating income	$2,910	$17,255	$7,892	$12,273	155.5%
Operating margin	9.8%	16.1%	7.0%	7.7%	110.0%
Adjusted EBITDA	4,192	$27,198	$19,063	$12,327	64.7%
Adjusted EBITDA margin	14.2%	25.3%	16.8%	6.1%	36.3%
Rent expense	1,880	$7,523	$6,945	$(2,458)	(35.4)%
*	percentage change too large to be meaningful or not applicable

+
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Combined Current Period Compared to Predecessor Comparable Period
Operating revenue for helicopter services in Africa increased $17.8 million in the Combined Current Period due to an overall increase in activity and additional aircraft on contract compared to the Predecessor Comparable Period. Additionally, operating revenue from fixed wing services in Africa increased $5.6 million to $13.9 million in the Combined Current Period from $8.4 million in the Predecessor Comparable Period.
Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin increased as a result of the increase in operating revenue in the Combined Current Period discussed above, which was only partially offset by an increase in direct cost and general and administrative expenses due to the increase in activity and additional aircraft on contract in the Combined Current Period. In addition to the items impacting adjusted EBITDA and adjusted EBITDA margin, operating income and operating margin were impacted by a reduction of $1.6 million in depreciation expense, partially offset by $1.0 million amortization of PBH contract intangible assets as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor). The amortization of PBH contract intangible assets is included in maintenance expense in direct costs on the condensed consolidated statements of operations and included as a special item and excluded from Adjusted EBITDA.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Operating revenue	$156,704	$191,830	$200,104	$(35,126)	(18.3)%	$(8,274)	(4.1)%
Earnings from unconsolidated affiliates, net of losses	$2,518	$2,518	$2,068	$—	—%	$450	21.8%
Operating income	$13,499	$32,326	$30,179	$(18,827)	(58.2)%	$2,147	7.1%
Operating margin	8.6%	16.9%	15.1%	(8.3)%	(49.1)%	1.8%	11.9%
Adjusted EBITDA	$29,285	$52,419	$51,553	$(23,134)	(44.1)%	$866	1.7%
Adjusted EBITDA margin	18.7%	27.3%	25.8%	(8.6)%	(31.5)%	1.5%	5.8%
Rent expense	$9,657	$8,557	$8,101	$(1,100)	(12.9)%	$(456)	(5.6)%
Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue for Africa decreased year-over-year, due to an overall net decrease in activity and the end of certain contracts, including a contract that expired on March 31, 2018. The decrease was partially offset by an increase in fixed wing services in Africa that generated $10.5 million and $7.4 million of operating revenue for fiscal years 2019 and 2018, respectively.
Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin decreased as a result of the decrease in operating revenue in fiscal year 2019, which was partially offset by a decrease in direct cost and general and administrative expenses due to the decrease in activity described above. Additionally, during fiscal year 2018, Bristow recorded $8.0 million in severance expense resulting from voluntary and involuntary separation programs as part of Bristow’s restructuring efforts, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue for Africa decreased year-over-year, primarily due to an overall net decrease in activity and the end of certain contracts. The decrease in activity was partially offset by an increase in fixed wing services in Africa that generated $7.4 million and $4.2 million of operating revenue for fiscal years 2018 and 2017, respectively.
Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin increased in fiscal year 2018 primarily due to a $7.3 million decline in direct costs, partially offset by the decrease in revenue discussed above. Additionally, operating income and operating margin improved in fiscal year 2018 due to lower depreciation expense. During fiscal year 2017, Bristow recorded $6.0 million of accelerated depreciation expense related to aircraft where management made the decision to exit these model types earlier than originally anticipated. The year-over-year devaluation of the Nigerian naira also benefited adjusted EBITDA by $1.4 million compared to fiscal year 2017 as expenses denominated in Nigerian naira translated into less U.S. dollars for reporting purposes.
During fiscal years 2018 and 2017, Bristow recorded $8.0 million and $4.5 million, respectively, in severance expense resulting from voluntary and involuntary separation programs as part of its restructuring efforts, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
Americas
The Americas region comprises all of Bristow’s operations and affiliates in North America and South America, including Brazil, Canada, Guyana, Trinidad and the U.S. Gulf of Mexico.
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$40,433	$21,478	$56,031	$5,880	10.5%
Earnings from unconsolidated affiliates, net of losses	$1,379	$3,609	$2,556	$2,432	95.1%
Operating income	$8,596	$6,296	$4,656	$10,236	219.8%
Operating margin	21.3%	29.3%	8.3%	15.8%	190.4%
Adjusted EBITDA	$10,339	$8,809	$12,136	$7,012	57.8%
Adjusted EBITDA margin	25.6%	41.0%	21.7%	9.2%	42.4%
Rent expense	$2,683	$1,194	$5,641	$1,764	31.3%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Combined Current Quarter Compared to Predecessor Comparable Quarter
Operating revenue increased in the Combined Current Quarter primarily due to additional aircraft on contract in Guyana, which increased operating revenue by $5.1 million, and $1.7 million in additional operating revenue from SAR services to oil and gas customers in the U.S. Gulf of Mexico, partially offset by a $1.3 million decrease in operating revenue from the U.S. Gulf of Mexico oil and gas operations primarily due to a decrease in activity.
Earnings from unconsolidated affiliates, net of losses, decreased $2.4 million primarily due to a decrease in earnings from the investment in Líder in Brazil, partially offset by an increase in earnings from the investment in Cougar in Canada. Earnings from the investment in Líder changed from earnings of $1.7 million in the Comparable Quarter to losses of $1.4 million during the Combined Current Quarter, primarily due to a decrease in activity and an unfavorable change in foreign currency exchange rates. Changes in foreign currency exchange rates increased earnings from the investment in Líder by $0.6 million in the Combined Current Quarter and decreased earnings from the investment in Líder by $0.2 million in the Predecessor Comparable Quarter. As permitted by fresh-start accounting, Bristow elected to transition to lag reporting for reporting the equity earnings of Bristow’s investment in Líder. Líder equity earnings will be reported on a lag basis of three months consistent with Bristow’s historical practice for recording equity earnings from Cougar. Additionally, earnings from the investment in Cougar increased from earnings of $0.8 million in the Predecessor Comparable Quarter to $1.0 million for the Combined Current Quarter primarily due to an increase in activity.
The increases in operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin were driven by the increases in operating revenue and earnings from unconsolidated affiliates and a decrease in rent expense due to the return of leased aircraft or rejection of leased aircraft during the Chapter 11 Cases. In addition to the items impacting adjusted EBITDA and adjusted EBITDA margin, operating income and operating margin were impacted by $1.2 million of amortization of PBH contract intangible assets as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor).

	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)+
	(In thousands, except percentages)
Operating revenue	$40,433	$139,692	$165,259	$14,866	9.0%
Earnings from unconsolidated affiliates, net of losses	$1,379	$6,100	$2,691	$4,788	177.9%
Operating income (loss)	$8,596	$13,391	$(631)	$22,618	*
Operating margin	21.3%	9.6%	(0.4)%	12.6%	*
Adjusted EBITDA	$10,339	$31,054	$21,177	$20,216	95.5%
Adjusted EBITDA margin	25.6%	22.2%	12.8%	10.2%	79.7%
Rent expense	$2,683	$9,482	$18,573	$6,408	34.5%
*	percentage change too large to be meaningful or not applicable.
+
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Combined Current Period Compared to Predecessor Comparable Period
Operating revenue increased in the Combined Current Period primarily due to additional aircraft on contract in Guyana, which increased operating revenue by $12.6 million, a $3.6 million increase in operating revenue from Canada due to an increase in activity and $3.3 million in additional operating revenue from SAR services to oil and gas customers in the U.S. Gulf of Mexico, partially offset by a $4.3 million decrease in operating revenue from Bristow’s U.S. Gulf of Mexico oil and gas operations.
Earnings from unconsolidated affiliates, net of losses, increased $4.8 million in the Combined Current Period primarily due to a $5.1 million increase in earnings from Bristow’s investment in Cougar due to an increase in activity. As permitted by fresh-start accounting, Bristow elected to transition to lag reporting for reporting the equity earnings of its investment in Líder. Líder equity earnings will be reported on a lag basis of three months consistent with Bristow’s historical practice for recording equity earnings from Cougar.
The increases in operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin were driven by the increases in operating revenue and earnings from unconsolidated affiliates discussed above and a decrease in rent expense due to the return of leased aircraft or rejection of leased aircraft during the Chapter 11 Cases. In addition to the items impacting adjusted EBITDA and adjusted EBITDA margin, operating income and operating margin were impacted by $1.2 million amortization of PBH contract intangible assets as a result of fresh-start accounting for the two months ended December 31, 2019 (Successor).
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Operating revenue	$221,528	$225,377	$208,124	$(3,849)	(1.7)%	$17,253	8.3%
Earnings from unconsolidated affiliates, net of losses	$2,041	$16,263	$18,601	$(14,222)	(87.5%)	$(2,338)	(12.6)%
Operating income (loss)	$3,530	$(72,083)	$5,198	$75,613	104.9%	$(77,281)	*
Operating margin	1.6%	(32.0)%	2.5%	33.6%	105.0%	(34.5)%	*
Adjusted EBITDA	$32,267	$41,984	$40,926	$(9,717)	(23.1)%	$1,058	2.6%
Adjusted EBITDA margin	14.6%	18.6%	19.7%	(4.0)%	(21.5)%	(1.1)%	(5.6)%
Rent expense	$23,122	$24,920	$23,015	$1,798	7.2%	$(1,905)	(8.3)%
Loss on impairment	$—	$85,683	$—	$85,683	*	$(85,683)	*
*	percentage change too large to be meaningful or not applicable

Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue decreased year-over-year, primarily due to a decrease of $6.6 million from Canada and a decrease of $5.0 million in intra-region operating revenue from decreased activity in Africa, partially offset by an increase of $7.8 million from higher activity with Bristow’s U.S. Gulf of Mexico oil and gas customers.
Earnings from unconsolidated affiliates, net of losses, decreased $14.2 million year-over-year, primarily due to a $9.2 million decrease in earnings from Bristow’s investment in Líder resulting from a decrease in activity and an unfavorable impact of foreign currency exchange rates and a $5.0 million decrease in earnings from Bristow’s investment in Cougar resulting from a decrease in activity. Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin were negatively impacted by unfavorable foreign currency exchange rate changes, which decreased Bristow’s earnings from Bristow’s investment in Líder by $4.2 million in fiscal year 2019 and $2.0 million in fiscal year 2018. During fiscal year 2018, Bristow recorded an $85.7 million impairment of Bristow’s investment in Líder, which impacted operating income and operating margin, but is excluded from the calculation of adjusted EBITDA and adjusted EBITDA margin. See further discussion about Bristow’s investment in Líder and the Brazil market in “— Executive Overview — Selected Regional Perspectives” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
The increases in operating income and operating margin resulted from the impairment of Bristow’s investment in Líder in fiscal year 2018 as discussed above. The decrease in adjusted EBITDA primarily resulted from the decrease in revenue and earnings from unconsolidated affiliates discussed above, partially offset by a $4.7 million decrease in general and administrative expenses (primarily due to lower salaries and benefits of $1.6 million and lower franchise taxes of $1.3 million) and a $1.8 million decrease in rent expense due to lease returns. Additionally, Bristow recorded severance expense, related to organizational restructuring efforts, of $0.3 million and $0.4 million for fiscal years 2019 and 2018, respectively, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue increased year-over-year, primarily due to an increase in activity in Bristow’s U.S. Gulf of Mexico oil and gas operations, which increased by $11.8 million, and an increase of $8.1 million from the SAR consortium in the U.S. Gulf of Mexico, partially offset by a decrease of $4.4 million in Trinidad due to lower activity.
Earnings from unconsolidated affiliates, net of losses, decreased $2.3 million year-over-year, primarily due to a $1.5 million decrease in earnings from Bristow’s investment in Cougar resulting from a decrease in activity and a $0.9 million decrease in earnings from Bristow’s investment in Líder resulting from a decrease in activity, partially offset by less of an unfavorable impact of foreign currency exchange rates. Operating income, operating margin, adjusted EBITDA and adjusted EBITDA margin were negatively impacted by unfavorable foreign currency exchange rate changes, which decreased Bristow’s earnings from its investment in Líder by $2.0 million in fiscal year 2018 and $3.2 million in fiscal year 2017. During fiscal year 2018, Bristow recorded an $85.7 million impairment of its investment in Líder, which impacted operating income and operating margin, but is excluded from the calculation of adjusted EBITDA and adjusted EBITDA margin. See further discussion about its investment in Líder and the Brazil market in “— Executive Overview — Selected Regional Perspectives” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
The decreases in operating income and operating margin resulted from the impairment of its investment in Líder as discussed above. The increase in adjusted EBITDA resulted primarily from the increase in operating revenue discussed above, partially offset by an increase in maintenance expense of $8.2 million primarily due to an increase in activity, the decrease in earnings from unconsolidated affiliates discussed above and an increase in rent expense of $1.9 million primarily due to an increase in number of leased aircraft. During fiscal year 2017, Bristow recorded accelerated depreciation expense on aircraft exiting its fleet of $3.9 million. Additionally, Bristow recorded severance expense related to organizational restructuring efforts of $0.4 million and $1.2 million for fiscal years 2018 and 2017, respectively. Depreciation and amortization, including accelerated depreciation, and severance expense recorded in fiscal years 2018 and 2017 were excluded from adjusted EBITDA and adjusted EBITDA margin. The decrease in adjusted EBITDA margin is primarily due to the decrease in earnings from unconsolidated affiliates and the increase in rent expense, partially offset by the increase in revenue.

Asia Pacific
The Asia Pacific region comprises all of Bristow’s operations and affiliates in Australia and Southeast Asia, including Malaysia, Sakhalin, and Bristow’s fixed wing operations through Airnorth in Australia.
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$13,434	$8,248	$40,077	$(18,395)	(45.9)%
Operating loss	$(2,885)	$(1,371)	$(6,654)	$2,398	36.0%
Operating margin	(21.5)%	(16.6)%	(16.6)%	(3.0)%	(18.1)%
Adjusted EBITDA	$(263)	$480	$(3,411)	$3,628	106.4%
Adjusted EBITDA margin	(2.0)%	5.8%	(8.5)%	9.5%	111.8%
Rent expense	$1,953	$935	$7,927	$5,039	63.6%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Combined Current Quarter Compared to Predecessor Comparable Quarter
Operating revenue decreased in the Combined Current Quarter primarily due to a decrease in Australia of $11.8 million due to contracts ending and decreased activity with oil and gas customers, a $6.1 million decrease in Sakhalin due to the sale of Aviashelf during the three months ended June 30, 2019 (Predecessor) and a $0.5 million decrease from fixed wing operations at Airnorth primarily resulting from unfavorable changes in foreign currency exchange rates. Airnorth contributed $17.8 million and $18.4 million in operating revenue for the Combined Current Quarter and Predecessor Comparable Quarter, respectively.
Operating loss decreased and adjusted EBITDA and adjusted EBITDA margin increased in the Combined Current Quarter primarily due to a $13.6 million decrease in salaries and benefits, maintenance expense, fuel costs and travel costs, a $5.0 million decrease in rent expense primarily from the return of leased aircraft, and a $1.2 million decrease in depreciation expense, partially offset by a decrease in operating revenue discussed above. Airnorth contributed a positive $3.1 million and a negative $1.2 million in adjusted EBITDA for the Combined Current Quarter and Predecessor Comparable Quarter, respectively.
During the Combined Current Quarter and Predecessor Comparable Quarter, Bristow recorded $0.4 million and $1.8 million, respectively, in severance expense related to organizational restructuring efforts. The severance expense is not included in adjusted EBITDA or adjusted EBITDA margin for the Combined Current Quarter of Predecessor Comparable Quarter.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)+
	(In thousands, except percentages)
Operating revenue	$13,434	$69,438	$141,106	$(58,234)	(41.3)%
Operating loss	$(2,885)	$(33,653)	$(14,613)	$(21,925)	(150.0)%
Operating margin	(21.5)%	(48.5)%	(10.4)%	(33.7)%	(324.0)%
Adjusted EBITDA	$(263)	$3,867	$(4,325)	$7,929	183.3%
Adjusted EBITDA margin	(2.0)%	5.6%	(3.1)%	7.4%	238.7%
Rent expense	$1,953	$18,075	$24,325	$4,297	17.7%
*	percentage change too large to be meaningful or not applicable.
+
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Combined Current Period Compared to Predecessor Comparable Period
Operating revenue decreased in the Combined Current Period primarily due to a decrease in Australia of $43.4 million primarily due to contracts ending and decreased activity with oil and gas customers and a $1.0 million unfavorable foreign currency exchange rate impact, a $13.1 million decrease in Sakhalin due to the sale of Aviashelf in the Combined Current Period, and a decrease of $1.7 million from Bristow’s fixed wing operations at Airnorth primarily due to a $3.6 million unfavorable foreign currency exchange rate impact, partially offset by an increase in activity. Airnorth contributed $58.3 million and $59.8 million in operating revenue for the Combined Current Period and Predecessor Comparable Period, respectively.
Operating loss increased in the Combined Current Period primarily due to the decrease in operating revenue discussed above and the $17.5 million impairment of Airnorth goodwill recorded in the Combined Current Period that is not included in adjusted EBITDA and adjusted EBITDA margin, partially offset by a $42.6 million decrease in salaries and benefits, maintenance expense, fuel costs, travel and meals and training costs, a $3.0 million decrease in depreciation expense and a $4.3 million decrease to rent expense. Rent expense for the Combined Current Period includes H225 lease return costs of $7.4 million that is not included in adjusted EBITDA or adjusted EBITDA margin. Adjusted EBITDA and adjusted EBITDA margin increased due to the items impacting operating income and operating margin excluding the H225 lease return costs. Airnorth contributed $8.5 million and a negative $2.9 million in adjusted EBITDA for the Combined Current Period and Predecessor Comparable Period, respectively.
Additionally, during the Combined Current Period and Predecessor Comparable Period, Bristow recorded $4.3 million and $4.1 million, respectively, in severance expense related to organizational restructuring efforts. The severance expense is not included in adjusted EBITDA or adjusted EBITDA margin for the Combined Current Period and Predecessor Comparable Period.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Operating revenue	$176,079	$201,190	$217,772	$(25,111)	(12.5)%	$(16,582)	(7.6)%
Operating loss	$(23,645)	$(24,290)	$(20,870)	$645	2.7%	$(3,420)	(16.4)%
Operating margin	(13.4)%	(12.1)%	(9.6)%	(1.3)%	(10.7)%	(2.5)%	(26.0)%
Adjusted EBITDA	$(4,874)	$(1,424)	$(5,026)	$(3,450)	(242.3)%	$3,602	71.7%
Adjusted EBITDA margin	(2.8)%	(0.7)%	(2.3)%	(2.1)%	*	1.6%	69.6%
Rent expense	$31,040	$32,908	$39,759	$1,868	5.7%	$6,851	17.2%
*	percentage change too large to be meaningful or not applicable
Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue decreased year-over-year, primarily due to a decrease in oil and gas services of $18.1 million primarily due to the end of short-term contracts in Australia and an $8.1 million decrease from its fixed wing operations at Airnorth, partially offset by an increase of $1.2 million in Sakhalin. Airnorth contributed $75.7 million and $83.8 million in operating revenue for fiscal years 2019 and 2018, respectively. Additionally, revenue decreased by $8.7 million in fiscal year 2019 compared to fiscal year 2018 due to unfavorable changes in foreign currency exchange rates.
Operating loss decreased in fiscal year 2019 primarily due to a $16.7 million decrease in salaries and benefits resulting from organizational restructuring efforts and a $1.9 million decrease in rent expense due to lease returns, partially offset by a decrease in operating revenue discussed above and a $2.6 million increase in maintenance expense at Airnorth. Adjusted EBITDA and adjusted EBITDA margin decreased in fiscal year 2019 primarily due to an unfavorable year-over-year impact from changes in foreign currency exchange rates. Changes in foreign currency exchange rates negatively impacted adjusted EBITDA by $3.8 million compared to fiscal year 2018 primarily due to an increase in foreign currency exchange rate losses of $3.5 million in fiscal year 2019 compared to fiscal year 2018. Airnorth contributed a negative $4.0 million and positive $7.2 million in adjusted EBITDA in fiscal years 2019 and 2018, respectively.

Additionally, during fiscal years 2019 and 2018, Bristow recorded $6.3 million and $3.9 million, respectively, in severance expense related to organizational restructuring efforts, which is excluded from adjusted EBITDA and adjusted EBITDA margin.
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue decreased year-over-year, primarily due to $17.2 million of operating revenue earned upon cancellation of a contract in fiscal year 2017 that did not recur in fiscal year 2018 (see discussion below) and the ending of short-term oil and gas contracts in Australia resulting in a decrease in operating revenue of $15.9 million, partially offset by an increase of $6.7 million from Bristow’s fixed wing operations at Airnorth, an increase of $5.0 million in Sakhalin and a favorable foreign currency exchange rate impact of $4.8 million. Airnorth contributed $83.8 million and $77.1 million, respectively, in operating revenue for fiscal years 2018 and 2017, respectively.
During March 2017, Bristow came to an agreement with a client for which Bristow had incurred significant start-up costs on a project in Australia that was cancelled prior to contract commencement. In connection with the cancellation, Bristow agreed to a termination fee with the client of $11.1 million, which is recorded in operating revenue in fiscal year 2017, and contributed $11.1 million in operating income and adjusted EBITDA in fiscal year 2017. Additionally, Bristow had previously deferred revenue and costs of $6.1 million each related to this contract, which are included in operating revenue and direct costs in fiscal year 2017.
Operating income and operating margin decreased primarily due to decreased activity, which was only partially offset by a decrease in direct costs, including a decrease of $8.1 million in salaries and benefits and a reduction in rent expense of $6.7 million related to OEM cost recoveries. Additionally, operating income and operating margin benefited in fiscal year 2017 from the contract cancellation billing in March 2017 discussed above. During fiscal years 2018 and 2017, Bristow recorded $3.9 million and $2.9 million, respectively, in severance expense related to organizational restructuring activities. The severance expense is not included in adjusted EBITDA or adjusted EBITDA margin for fiscal years 2018 and 2017. Also, during fiscal year 2017, Bristow determined the contingent consideration related to Airnorth acquisition accrued in the purchase price was no longer probable of being paid out and Bristow reversed $5.9 million of an accrued liability to direct costs. The reversal of this contingent consideration is not included in adjusted EBITDA for fiscal year 2017. Adjusted EBITDA and adjusted EBITDA margin improved primarily due the reduction in salaries and benefits and rent expense discussed above, partially offset by the termination fee of $11.1 million recorded in fiscal year 2017. Airnorth contributed $7.2 million and $7.1 million in adjusted EBITDA in fiscal years 2018 and 2017, respectively.
Corporate and Other
Corporate and other includes Bristow’s supply chain management and corporate costs that have not been allocated out to other regions and its Bristow Academy operations prior to the sale of Bristow Academy on November 1, 2017.
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$145	$119	$465	$(201)	(43.2)%
Operating loss	$(12,221)	$(9,621)	$(21,535)	$(307)	(1.4)%
Adjusted EBITDA	$(16,639)	$(5,727)	$(7,545)	$(14,821)	(196.4)%
Rent expense	$250	$379	$1,648	$1,019	61.8%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Combined Current Quarter Compared to Predecessor Comparable Quarter
Operating loss increased in the Combined Current Quarter primarily due to an increase of $6.2 million in short-term and long-term incentive compensation in the Combined Current Quarter, partially offset by a decrease of $3.8 million in professional fees related to transaction costs incurred in the Predecessor Comparable Quarter. Adjusted EBITDA decreased primarily due to an increase of $6.8 million in salaries and benefits due to an increase in short-term incentive compensation in the Combined Current Quarter and a 5.1 million unfavorable impact of changes in foreign currency exchange rates. During the Predecessor Comparable Quarter, we recorded $7.2 million of transaction costs, which is excluded from adjusted EBITDA.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Operating revenue	$145	$394	$1,363	$(824)	(60.5)%
Operating loss	$(12,221)	$(101,559)	$(151,440)	$37,660	24.9%
Adjusted EBITDA	$(16,639)	$(30,584)	$(26,189)	$(21,034)	(80.3)%
Rent expense	$250	$3,404	$4,547	$893	19.6%
*
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Combined Current Period Compared to Predecessor Comparable Period
Operating loss for the Combined Current Period includes $42.0 million for the impairment of H225 aircraft and prepetition professional fees of $13.5 million related to the filing of the Chapter 11 Cases included in prepetition restructuring charges on the condensed consolidated statements of operations. Operating loss for the Predecessor Comparable Period includes impairments of $87.5 million for the impairment of H225 aircraft and $8.9 million for the impairment of H225 inventory. Both the impairment of H225 aircraft and prepetition professional fees are not included in adjusted EBITDA. Operating loss decreased in the Combined Current Period primarily due to the lower H225 aircraft impairment in the Combined Current Period than the H225 aircraft and inventory impairments recorded in the Predecessor Comparable Period, partially offset by the prepetition professional fees incurred in the Combined Current Period. Adjusted EBITDA decreased primarily due to an increase of $9.8 million in salaries and benefits due to an increase in short-term incentive compensation in the Combined Current Period and $1.5 million of foreign currency exchange rate transaction losses for the Combined Current Period versus $5.8 million of foreign currency exchange rate transaction gains for the Predecessor Comparable Period.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Operating revenue	$1,837	$4,305	$10,369	$(2,468)	(57.3)%	$(6,064)	(58.5)%
Earnings from unconsolidated affiliates, net of losses	$(403)	$(273)	$(603)	$(130)	(47.6)%	$330	54.7%
Operating loss	$(195,740)	$(88,965)	$(104,544)	$(106,775)	(120.0)%	$15,579	14.9%
Adjusted EBITDA	$(38,765)	$(68,081)	$(60,558)	$29,316	43.1%	$(7,523)	(12.4)%
Rent expense	$6,215	$8,148	$7,661	$1,933	23.7%	$(487)	(6.4)%
Loss on impairment	$96,419	$1,192	$7,572	$(95,227)	*	$6,380	84.3%
*	percentage change too large to be meaningful or not applicable
Fiscal Year 2019 Compared to Fiscal Year 2018
Operating revenue decreased year-over-year, primarily due to the sale of Bristow Academy.
Operating loss for fiscal year 2019 includes impairments of $87.5 million and $8.9 million for the impairment of H225 aircraft and inventory, respectively. For further details, see Note 1 in the “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus. The impairments are excluded from adjusted EBITDA and adjusted EBITDA margin.

Operating loss increased year-over-year, primarily due to the H225 aircraft and inventory impairments discussed above and transaction costs of $32.8 million resulting from the Columbia transaction and related financing transactions, including a $20.0 million termination fee paid in February 2019. Adjusted EBITDA improved primarily due to foreign currency transaction gains of $6.5 million for fiscal year 2019 compared to foreign currency transaction losses of $4.4 million for fiscal year 2018, the sale of Bristow Academy, which generated negative adjusted EBITDA of $3.9 million in fiscal year 2018 and a $15.2 million decrease in general and administrative expenses excluding CEO retirement, organizational restructuring and transaction costs primarily due to a decrease in short-term and long-term incentive compensation costs.
During fiscal year 2019, Bristow recorded $1.0 million for CEO retirement costs and during fiscal years 2019 and 2018, Bristow recorded $1.4 million and $9.5 million, respectively, related to organizational restructuring costs. The CEO retirement costs, organization restructuring costs, impairment costs, and Columbia transaction and termination fee are excluded from adjusted EBITDA.
Fiscal Year 2018 Compared to Fiscal Year 2017
Operating revenue decreased year-over-year, primarily due to a decline in Bristow Academy revenue of $3.8 million and decrease in third-party part sales of $2.3 million.
Operating loss for fiscal years 2018 and 2017 were most significantly impacted by $1.2 million and $7.6 million, respectively, of inventory impairment charges and a $9.3 million reduction in general and administrative expenses primarily due to reduction in headcount and the sale of Bristow Academy, partially offset by the decline in revenue discussed above. Adjusted EBITDA decreased primarily due to foreign currency transaction losses of $4.4 million for fiscal year 2018 versus foreign currency transaction gains of $14.5 million for fiscal year 2017. The change in foreign currency impacts was partially offset by overall cost reduction activities that decreased general and administrative expenses as discussed above.
During fiscal years 2018 and 2017, Bristow recorded $9.5 million and $10.9 million related to organizational restructuring costs, respectively, which, along with the inventory impairment charges discussed above, are excluded from adjusted EBITDA.
Loss on disposal of assets
The loss on disposal of assets in fiscal year 2019 included $14.7 million of contract termination costs for an aircraft purchase contract that was terminated, $8.1 million for impairment of assets held for sale related to five held for sale aircraft and a loss of $5.0 million from the sale or disposal of eight aircraft and other equipment. The loss on disposal of assets in fiscal year 2018 included impairment charges of $8.7 million related to eight held for sale aircraft, losses of $1.7 million from the sale or disposal of 11 aircraft and other equipment and $7.2 million impairment and loss on disposal related to the Bristow Academy disposal group. The loss on disposal of assets in fiscal year 2017 included impairment charges of $12.5 million related to 14 held for sale aircraft and losses of $2.0 million from the sale or disposal of 14 aircraft and other equipment.
Interest Expense, Net
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Interest income	$202	$165	$2,269	$(1,902)	(83.8)%
Interest expense	(6,968)	(78,686)	(26,416)	(59,238)	(224.3)%
Amortization of debt discount	(2,704)	(43)	(1,612)	(1,135)	(70.4)%
Amortization of debt fees	(2)	(506)	(1,883)	1,375	73.0%
Capitalized interest	—	—	529	(529)	(100.0)%
Interest expense, net	$(9,472)	$(79,070)	$(27,113)	$(61,429)	(226.6)%
*
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

Interest expense, net increased in the Combined Current Quarter compared to the Predecessor Comparable Quarter primarily due to $56.9 million non-cash interest expense related to the beneficial conversion feature in the DIP Facility recorded in the Combined Current Quarter and $15.0 million of non-cash interest expense related the DIP equitization consent fee recorded in the Combined Current Quarter, partially offset by lower interest expense of $7.9 million on the 6.25% Senior Notes due 2022 and 4.5% Convertible Senior Notes due 2023 as the unsecured debt was classified as liabilities subject to compromise on the Petition Date upon the filing of the Chapter 11 Cases and Bristow stopped accruing interest expense.
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)*
	(In thousands, except percentages)
Interest income	$202	$822	$3,677	$(2,653)	(72.2)%
Interest expense	(6,968)	(119,087)	(76,400)	(49,655)	(65.0)%
Amortization of debt discount	(2,704)	(1,563)	(4,713)	446	9.5%
Amortization of debt fees	(2)	(8,158)	(5,239)	(2,921)	(55.8)%
Capitalized interest	—	150	1,985	(1,835)	(92.4)%
Interest expense, net	$(9,472)	$(127,836)	$(80,690)	$(56,618)	(70.2)%
*
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Interest expense, net increased in the Combined Current Period compared to the Predecessor Comparable Period primarily due to $56.9 million non-cash interest expense related to the beneficial conversion feature in the DIP Facility recorded in the Combined Current Period and $15.0 million of non-cash interest expense related the DIP equitization consent fee recorded in the Combined Current Period and $7.1 million of interest expense on Bristow’s 2019 Term Loan which Bristow borrowed against on May 10, 2019 and the DIP Credit Agreement which Bristow borrowed against on August 26, 2019, partially offset by lower interest expense of $20.2 million on Bristow’s 6.25% Senior Notes due 2022 and 4.5% Convertible Senior Notes due 2023 as the unsecured debt was classified as liabilities subject to compromise on the Petition Date upon the filing of the Chapter 11 Cases and Bristow stopped accruing interest expense and $6.0 million less interest expense on its 8.75% Senior Secured Notes which were paid off during the Combined Current Period. Bristow incurred $2.6 million of financing fees for the DIP Credit Agreement and recorded $1.9 million of expense for the write-off of a portion of the 8.75% Senior Secured Notes debt fees and discount due to the early repayment of $74.8 million of the 8.75% Senior Secured Notes in September 2019. In addition, interest income was lower in the Combined Current Period due to lower average cash balances.
For further details on debt, see Notes 2 and 7 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Interest income	$3,424	$677	$943	$2,747	*	$(266)	(28.2)%
Interest expense	(102,769)	(71,393)	(53,666)	(31,376)	(43.9)%	(17,727)	(33.0)%
Amortization of debt discount	(6,337)	(1,701)	(1,606)	(4,636)	(272.5)%	(95)	(5.9)%
Amortization of debt fees	(6,820)	(8,048)	(5,759)	1,228	15.3%	(2,289)	(39.7)%
Capitalized interest	2,426	3,405	10,169	(979)	(28.8)%	(6,764)	(66.5)%
Interest expense, net	$(110,076)	$(77,060)	$(49,919)	$(33,016)	(42.8)%	$(27,141)	(54.4)%
*	percentage change too large to be meaningful or not applicable

Interest expense, net increased in fiscal year 2019 compared to fiscal year 2018 primarily due to an increase in borrowings, partially offset by an increase in interest income as a result an increase in cash and cash invested at higher rates. Also, Bristow issued convertible debt in December 2017 resulting in an increase in amortization of debt discount in fiscal year 2019 compared to fiscal year 2018. Interest expense, net increased in fiscal year 2018 compared to fiscal year 2017 primarily due to an increase in borrowings at higher borrowing rates and lower capitalized interest resulting from lower average construction in progress. Additionally, during fiscal year 2018, Bristow wrote-off $3.0 million of deferred financing fees related to the early extinguishment of debt.
Other Income (Expense), Net
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Favorable (Unfavorable)+
	(In thousands, except percentages)
Foreign currency gains (losses) by region:
Europe Caspian	$10,793	$5,289	$(2,084)	$18,166	*
Africa	(1,018)	(1,526)	(380)	(2,164)	*
Americas	(1,085)	328	320	(1,077)	(336.6)%
Asia Pacific	616	689	(2,343)	3,648	155.7%
Corporate and other	(6,082)	2,639	1,702	(5,145)	(302.3)%
Foreign currency losses	3,224	7,419	(2,785)	13,428	*
Pension-related costs	502	(411)	(880)	971	110.3%
Other	3	1	5	(1)	(20.0)%
Other income (expense), net	$3,729	$7,009	$(3,660)	$14,398	*
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)++
	(In thousands, except percentages)
Foreign currency gains (losses) by region:
Europe Caspian	$10,793	$(5,392)	$(8,416)	$13,817	164.2%
Africa	(1,018)	(904)	356	(2,278)	*
Americas	(1,085)	1,007	249	(327)	(131.3)%
Asia Pacific	616	(587)	(6,076)	6,105	100.5%
Corporate and other	(6,082)	4,549	5,766	(7,299)	(126.6)%
Foreign currency losses	3,224	(1,327)	(8,121)	10,018	123.4%
Pension-related costs	502	(2,256)	(2,771)	1,017	36.7%
Other	3	82	78	7	9.0%
Other income (expense), net	$3,729	$(3,501)	$(10,814)	$11,042	102.1%

	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Foreign currency gains (losses) by region:
Europe Caspian	$(7,159)	$4,328	$(18,511)	$(11,487)	(265.4)%	$22,839	123.4%
Africa	(331)	(1,720)	(148)	1,389	80.8%	(1,572)	*
Americas	176	56	1,682	120	214.3%	(1,626)	(96.7)%
Asia Pacific	(4,340)	(795)	(427)	(3,545)	*	(368)	(86.2)%
Corporate and other	6,491	(4,449)	14,456	10,940	245.9%	(18,905)	(130.8)%
Foreign currency losses	(5,163)	(2,580)	(2,948)	(2,583)	(100.1)%	368	12.5%
Pension-related costs	(3,839)	119	(897)	(3,958)	*	1,016	113.3%
Other	104	(496)	307	600	121.0%	(803)	(261.6)%
Other income (expense), net	$(8,898)	$(2,957)	$(3,538)	$(5,941)	(200.9)%	$581	16.4%
*	percentage change too large to be meaningful or not applicable
+
Calculated by combining the results of the Successor for the one month ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Quarter and comparing such combined results to the results for the Predecessor Comparable Quarter.

++
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

Other income (expense), net for the periods presented above were most significantly impacted by foreign currency exchange rate gains (losses). The foreign currency exchange rate gains (losses) within other income (expense), net are reflected within the results (below operating income) of the regions shown in the table above. Also, pension-related costs include interest costs, amortization of pension-related costs from prior periods, and the gains or losses on plan assets and are included in its Europe Caspian region results (below operating income). Additionally, during the fiscal year 2018, Bristow recorded a provision related to a non-operational contract matter with a client in other income.
Transaction gains and losses represent the revaluation of monetary assets and liabilities from the currency that will ultimately be settled into the functional currency of the legal entity holding the asset or liability. The most significant items revalued are denominated in U.S. dollars on entities with British pound sterling and Nigerian naira functional currencies and denominated in British pound sterling on entities with U.S. dollar functional currencies with transaction gains or losses primarily resulting from the strengthening or weakening of the U.S. dollar versus those other currencies.

Taxes
	Successor	Predecessor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
	(In thousands, except percentages)
Effective tax rate	(8.2)%	2.7%	(38.5)%
Net foreign tax on non-U.S. earnings	$2,994	*	$(607)
Expense (benefit) of foreign earnings indefinitely reinvested abroad	$(1,377)	*	$2,091
Expense from change in tax contingency	$183	*	$(2,434)
Deduction for foreign taxes	$(246)	*	$(158)
Change in valuation allowance	$(2,421)	*	$33,518
U.S. statutory rate reduction	$—	*	$(19,033)
One-time transition tax	$—	*	$30,671
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Favorable (Unfavorable)+
Effective tax rate	(8.2)%	5.8%	(2.1)%	(5.9)%	**
Net foreign tax on non-U.S. earnings	$2,994	$6,369	$(5,196)	$(14,559)	**
Expense (benefit) of foreign earnings indefinitely reinvested abroad	$(1,377)	$52,769	$10,908	$(40,484)	**
Expense from change in tax contingency	$183	$(277)	$(2,374)	$(2,280)	(96.0)%
Impact of stock based compensation	$—	$—	$1,182	$1,182	**
Sale of subsidiaries	$—	$9,824	$—	$(9,824)	**
Impairment of foreign assets	$—	$5,256	$—	$(5,256)	**
Deduction for foreign taxes	$(246)	$(212)	$(228)	$230	**
Reorganization and fresh-start accounting	$—	$56,075	$—	$(56,075)	**
Change in valuation allowance	$(2,421)	$5,382	$43,824	$40,863	93.2%
U.S. statutory rate reduction	$—	$—	$(19,033)	$(19,033)	**
One-time transition tax	$—	$—	$30,671	$30,671	**
*	The Company performs an effective tax rate reconciliation on a quarterly basis, and as such, it is not practicable or meaningful to calculate on a one-month basis.
**	percentage change too large to be meaningful or not applicable
+
Calculated by combining the results of the Successor for the seven months ended October 31, 2019 and the Predecessor for the two months ended December 31, 2019 for the Combined Current Period and comparing such combined results to the results for the Predecessor Comparable Period.

In prior quarters, the Company prepared the provision for income taxes using a discrete effective tax rate method due to the fact that small changes in estimated annual pre-tax income or loss would result in significant changes in the estimated annual effective tax rate. For the Successor period November 1, 2019 through December 31, 2019 this is no longer applicable, and the Company has estimated the Successor annual effective tax rate from continuing operations and applied this rate to the Successor losses from continuing operations for the two month period ended December 31, 2019. In addition, the Company separately calculated the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.
The relationship between Bristow’s provision for or benefit from income taxes and Bristow’s pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) Bristow’s geographical blend of pre-tax book income. Consequently, Bristow’s income tax expense or benefit does not change proportionally with Bristow’s pre-tax book income or loss. Significant decreases in Bristow’s pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The change in Bristow’s effective tax rate excluding discrete items for the Combined Current Period compared to the Predecessor Comparable Period primarily related to the tax effects of reorganization adjustments and changes to the mix of the Company’s foreign and domestic earnings. Additionally, for the one-month period ended October 31, 2019 (Predecessor) the Company’s valuation allowance increased by $7.9 million to a total valuation allowance amount of $131.3 million on October 31, 2019 (Predecessor). The Company’s valuation allowance decreased by $0.4 million as of December 31, 2019 (Successor) resulting in a valuation allowance of $130.9 million as of December 31, 2019 (Successor).
Valuation allowances represent the reduction of the deferred tax assets. Bristow evaluates its deferred tax assets quarterly which requires significant management judgment to determine the recoverability of these deferred tax assets by assessing whether it is more likely than not that some or all of the deferred tax asset will be realized before expiration. After considering all available positive and negative evidence using a “more likely than not” standard, Bristow believes it is appropriate to value against deferred tax assets related to foreign tax credits and certain foreign net operating losses.
	Fiscal Year Ended March 31,			Favorable (Unfavorable)
	2019	2018	2017	2019 vs 2018		2018 vs 2017
	(In thousands, except percentages)
Effective tax rate(1)	—%	13.5%	(22.7)%	(13.5)%	(100.0)%	36.2%	*
Net foreign tax on non-U.S. earnings	$(2,570)	$2,640	$5,165	$5,210	*	$2,525	48.9%
Expense (benefit) of foreign earnings indefinitely reinvested abroad	$14,874	$18,463	$1,205	$3,589	19.4%	$(17,258)	*
Change in valuation allowance	$51,028	$(2,575)	$37,043	$(53,603)	*	$39,618	*
Benefit of foreign tax deduction in the U.S.	$(127)	$—	$(3,540)	$127	*	$(3,540)	(100.0)%
Expense from change in tax contingency	$(2,345)	$5,351	$238	$7,696	*	$(5,113)	*
Impact of stock based compensation	$1,565	$1,773	$—	$208	11.7%	$(1,773)	*
Foreign statutory rate reduction	$—	$—	$240	$—	*	$240	100.0%
Impact of goodwill impairment	$—	$—	$1,467	$—	*	$1,467	100.0%
U.S. statutory rate reduction	$(19,033)	$(52,990)	$—	$(33,957)	(64.1)%	$52,990	*
One-time transition tax	$30,671	$30,323	$—	$(348)	(1.1)%	$(30,323)	*
(1)
The effective tax rate for fiscal year 2017 represents income tax expense rate on a pre-tax net loss for the fiscal year. Due to pre-tax losses for fiscal years 2018 and 2016, the effective tax rates for those fiscal years represent the income tax benefit rate recorded for the periods.

*	percentage change too large to be meaningful or not applicable
A portion of Bristow’s aircraft fleet is owned directly or indirectly by its wholly owned Cayman Island subsidiaries. Bristow’s foreign operations combined with its leasing structure provided a material benefit to the effective tax rates for fiscal years 2019, 2018 and 2017. In fiscal year 2017, Bristow’s unfavorable permanent differences, such as valuation allowances and non-tax deductible goodwill write-off had the effect of increasing its income tax expense and reducing its effective tax rate applied to pre-tax losses. Also, Bristow’s effective tax rates for fiscal years 2019, 2018 and 2017 benefited from the permanent investment outside the U.S. of foreign earnings, upon which no U.S. tax had been provided until the deemed repatriation of foreign earnings under the Act.

Fiscal Year 2019 Compared to Fiscal Year 2018
Bristow’s effective income tax rate for fiscal year 2019 is 0.0%, which includes $51.0 million of tax expense for an increase in valuation allowances and a one-time non-cash transition tax expense of $11.6 million as a result of the Act.
Fiscal Year 2018 Compared to Fiscal Year 2017
Bristow’s effective income tax rate for fiscal year 2018 is 13.5%, which includes a $53.0 million benefit related to the revaluation of net deferred tax liabilities to a lower tax rate as a result of the Act and net reversal of valuation allowances on deferred tax assets of $2.6 million. This benefit was partially offset by the impact of the one-time transition tax on the repatriation of foreign earnings under the Act of $30.3 million and a one-time non-cash tax expense of $42.5 million due to the repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions. Bristow’s effective income tax rate for fiscal year 2017 is (22.7)% representing the income tax expense rate on a pre-tax net loss for the fiscal year, which includes $37.0 million of tax expense for an increase in valuation allowance, a one-time non-cash tax effect from repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions resulting in additional income tax expense of $22.5 million, $0.2 million of tax expense due to the revaluation of Bristow’s deferred taxes as a result of the enactment of a tax rate reduction in the U.K. and Norway and $3.5 million tax benefit due to the deduction of foreign tax in lieu of foreign tax credits.
Noncontrolling Interest
Net loss attributable to noncontrolling interests increased to $2.4 million for fiscal year 2018 compared to $6.4 million for fiscal year 2017 due to higher earnings from Eastern Airways during fiscal year 2018 compared to fiscal year 2017. During fiscal year 2018, Bristow purchased the outstanding noncontrolling interest of Eastern Airways.
Liquidity and Capital Resources
Cash Flows
Operating Activities
Net cash flows used in operating activities were $114.1 million and $68.9 million during the Combined Current Period and Predecessor Comparable Period, respectively. Changes in non-cash working capital provided $0.6 million and used $37.9 million in cash flows from operating activities for the Combined Current Period and Predecessor Comparable Period, respectively. The changes in non-cash working capital used from the Predecessor Comparable Period are primarily due to the Chapter 11 Cases in the Combined Current Period resulting in higher professional fees, partially offset by a decrease in cash payments made for rent due to the return of leased aircraft or rejection of leased aircraft during the Chapter 11 Cases.
Net cash used in operating activities was $109.4 million and $19.5 million during fiscal years 2019 and 2018, respectively, and net cash provided by operating activities was $11.5 million during fiscal year 2017. Changes in non-cash working capital used $37.3 million and $20.0 million in cash flows during fiscal years 2019 and 2018, respectively, and generated $18.4 million in cash flows during fiscal year 2017. The decline in cash flows from operations for fiscal year 2019 compared to fiscal year 2018 is due to a higher use of cash before working capital changes of $72.6 million primarily due to lower revenue in fiscal year 2019 and an increase in cash used in working capital of $17.3 million. Also, cash before working capital changes for fiscal year 2019 includes a $20 million termination fee paid in February 2019 related to the Columbia acquisition. Cash flows used by operating activities for fiscal year 2018 includes proceeds of $30.5 million related to OEM cost recoveries, of which $22.4 million is included in cash flows from operations before working capital changes and $8.1 million is included in working capital changes, which was partially offset by cash payments of $19.8 million for cash collateralization of letters of credit included in working capital changes for fiscal year 2018.

Investing Activities
Cash flows used in investing activities were $90.7 million and $24.6 million during the Combined Current Period and Predecessor Comparable Period, respectively. Cash flows used in investing activities were $26.1 million and $116.3 million for fiscal years 2019 and 2017, respectively, and cash flows provided by investing activities were $96.9 million for fiscal year 2018. Cash was used primarily for capital expenditures as follows:
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018	Fiscal Year Ended March 31,
				2019	2018	2017
Number of aircraft delivered:
Medium	—	—	1	1	5	5
SAR aircraft	2	2	—	—	—	4
Total aircraft	2	2	1	1	5	9
Capital expenditures:
Aircraft and equipment	$32,109	$38,386	$28,570	$35,315	$32,418	$127,447
Land and buildings	33	3,188	5,141	5,587	13,869	7,663
Total capital expenditures	$32,142	$41,574	$33,711	$40,902	$46,287	$135,110
In addition to these capital expenditures, investing cash flows were impacted by the following items during the following periods:
Combined Current Period — During the Combined Current Period, Bristow received proceeds of $5.5 million primarily from the sale or disposal of three aircraft and certain other equipment. In the Combined Current Period, Bristow transferred, net of cash received, $22.5 million as part of the sales of Eastern Airways, BHLL and Aviashelf. Bristow took delivery of one AW189 aircraft in August 2019, one AW189 aircraft in October 2019 and two AW189 aircraft in December 2019.
Predecessor Comparable Period — During fiscal year 2019, Bristow received proceeds of $9.1 million primarily from the sale or disposal of three aircraft and certain other equipment. Bristow did not make any progress payments for aircraft or take delivery of any aircraft during the Predecessor Comparable Period.
Fiscal Year 2019 — During fiscal year 2019, Bristow received proceeds of $13.8 million primarily from the sale or disposal of eight aircraft and certain other equipment.
Fiscal Year 2018 — During fiscal year 2018, Bristow received proceeds of $48.7 million primarily from the sale or disposal of 11 aircraft and certain other equipment. Also, during fiscal year 2018, cash flows from investing activities includes $94.5 million related to OEM cost recoveries.
Fiscal Year 2017 — During fiscal year 2017, Bristow received proceeds of $18.5 million primarily from the sale or disposal of 14 aircraft and certain other equipment.
Financing Activities
Cash flows provided by financing activities was $222.0 million during the Combined Current Period and cash flows used in financing activities was $50.6 million during the Predecessor Comparable Period, respectively. During the Combined Current Period, Bristow received $385.0 million for the issuance of common and preferred stock, $75.0 million in proceeds for the Term Loan Agreement and $150 million in proceeds from the DIP Credit Agreement. During the Combined Current Period, Bristow used $372.4 million for debt repayments, including purchasing $341.7 million aggregate principal amount of the 8.75% Senior Secured Notes, and paid $14.9 million for debt issuance costs. During the Predecessor Comparable Period, Bristow used cash to make principal payments on Bristow’s debt of $49.1 million.
Cash flows used in financing activities were $63.1 million in fiscal year 2019 and cash flows provided by financing activities were $189.0 million and $106.7 million during fiscal years 2018 and 2017, respectively.
During fiscal year 2019, Bristow used cash to repay debt of $61.1 million and debt financing fees of $2.6 million.

During fiscal year 2018, Bristow received $174.8 million from borrowings on Bristow’s $400 million revolving credit facility (the “Revolving Credit Facility”), $230 million from borrowings on its term loan credit agreement with PK AirFinance, as agent, and PK Transportation, as lender (the “PK Air Debt”), $143.8 million from the sale of its 4.5% Convertible Senior Notes and $346.6 million from the sale of its 8.75% Senior Secured Notes. During fiscal year 2018, Bristow used cash to repay debt of $671.6 million, paid $20.6 million of deferred financing fees and paid dividends of $2.5 million on its common stock. Additionally, during fiscal year 2018, Bristow paid $40.4 million for the purchase of the 4.5% Convertible Senior Notes call option, and simultaneously received $30.3 million for the issuance of warrants.
During fiscal year 2017, Bristow received $300.6 million from borrowings on Bristow’s Revolving Credit Facility, $200 million from two, seven-year British pound sterling funded secured equipment term loans with Lombard North Central Plc (the “Lombard Debt”) and $200 million from a five-year secured equipment term loan with Macquarie Bank Limited (the “Macquarie Debt”). During fiscal year 2017, Bristow used cash to repay debt of $570.3 million and pay dividends of $9.8 million on Bristow’s common stock.
Future Cash Requirements
Debt Obligations
Total debt (excluding unamortized discounts and debt issuance costs) as of December 31, 2019 was $586.9 million. The following table summarizes the contractual maturity dates for Bristow’s significant debt as of December 31, 2019:
Debt	Maturity Date
Term Loan*	May 10, 2022
Macquarie Debt	March 6, 2023
Lombard Debt	December 29, 2023 and January 30, 2024
PK Air Debt	January 13 and 27, 2025
*	It is expected that the Term Loan will be repaid prior to completion of the Merger.
See further discussion of outstanding debt as of December 31, 2019 in Note 7 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Pension Obligations
As of December 31, 2019, Bristow had recorded on its balance sheet a net $31.1 million pension liability related to the Bristow Helicopters Limited and Bristow International Aviation (Guernsey) Limited (“BIAGL”) pension plans. The liability represents the excess of the present value of the defined benefit pension plan liabilities over the fair value of plan assets that existed at that date. The minimum funding rules of the U.K. require the employer to agree to a funding plan with the plans’ trustee for securing that the pension plan has sufficient and appropriate assets to meet its technical provisions liabilities. In addition, where there is a shortfall in assets against this measure, Bristow are required to make scheduled contributions in amounts sufficient to bring the plan up to 100% funded as quickly as can be reasonably afforded. The employer contributions for the main U.K. pension plan for fiscal years 2019, 2018 and 2017 were £12.7 million ($16.6 million), £12.8 million ($17.0 million), and £12.4 million ($15.5 million), respectively. See further discussion of Bristow’s pension plans in Note 10 in the “Notes to Consolidated Financial Statements (Audited)” included in this joint proxy and consent solicitation statement/prospectus.
Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements
Bristow had various contractual obligations that are recorded as liabilities on its consolidated balance sheet. Other items, such as certain purchase commitments, interest payments and other executory contracts are not recognized as liabilities on Bristow’s consolidated balance sheet but are included in the table below. For example, Bristow is contractually committed to make certain minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes Bristow’s significant contractual obligations and other commercial commitments on an undiscounted basis as of December 31, 2019 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings as of December 31, 2019 based on the contractual terms and has not been amended to reclassify substantially all of Bristow’s long-term debt as current for any possible accelerations as discussed in Note 7 to Bristow’s “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus. Additional details regarding these obligations are provided in Notes 5, 8 and 10 in the “Notes to Consolidated Financial Statements (Audited)” included in this joint proxy and consent solicitation statement/prospectus and in Notes 7, 10 and 11 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
	Successor
	Payments Due by Period
	Total	Three Months Ending March 31, 2020	Fiscal Year Ending March 31,
			2021— 2022	2023— 2024	2025 and beyond
	(In thousands)
Contractual obligations:
Long-term debt and short-term borrowings:
Principal(1)	$642,630	$6,228	$234,626	$276,941	$124,835
Interest(2)	121,089	10,275	75,874	28,871	6,069
Aircraft operating leases(3)	326,673	24,832	166,792	104,509	30,540
Other operating leases(4)	60,305	2,753	16,514	13,062	27,976
Pension obligations(5)	27,393	5,329	22,064	—	—
Other purchase obligations(6)	47,801	47,801	—	—	—
Total contractual cash obligations	$1,225,891	$97,218	$515,870	$423,383	$189,420
Other commercial commitments:
Letters of credit	$16,163	$16,163	$—	$—	$—
Total commercial commitments	$16,163	$16,163	$—	$—	$—
(1)	Excludes unamortized discount of $55.7 million.
(2)	Interest payments for variable interest debt are based on interest rates as of December 31, 2019.
(3)	Represents separate operating leases for aircraft.
(4)	Represents minimum rental payments required under non-aircraft operating leases that have initial or remaining non-cancelable lease terms in excess of one year.
(5)
Represents expected funding for defined benefit pension plans in future periods. These amounts are undiscounted and are based on the expectation that the U.K. pension plan will be fully funded in approximately five years. As of December 31, 2019, Bristow had recorded on its balance sheet a $31.1 million pension liability associated with these obligations. The timing of the funding is dependent on actuarial valuations and resulting negotiations with the plan trustees.

(6)
Other purchase obligations primarily represent unfilled purchase orders for aircraft parts and non-cancelable PBH maintenance commitments. For further details on the non-cancelable PBH maintenance commitments, see Note 1 in the “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Financial Condition and Sources of Liquidity
The following table summarizes Bristow’s capital structure and sources of liquidity (in thousands):
Successor
December 31, 2019
Capital structure:
Term Loan	$75,000
Lombard Debt	146,819
Macquarie Debt	149,968
PK Air Debt	206,651
Other Debt	8,475
Total debt(1)	586,913
Stockholders’ investment	149,855
Total capital	$736,768
Liquidity:
Cash, cash equivalents and restricted cash	$196,083
Undrawn borrowing capacity on ABL Facility(2)	10,681
Total liquidity	$206,764
Adjusted debt to adjusted equity ratio(3)	84.4%
(1)
On April 17, 2018, two of Bristow’s subsidiaries entered into an ABL Facility, which provides for commitments in an aggregate amount of up to $75 million with a portion allocated to each borrower subsidiary, subject to an availability block of $15 million and a borrowing base calculated by reference to eligible accounts receivable. For further details, see Note 7 to Bristow’s “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

(2)
As of December 31, 2019 (Successor), adjusted debt includes balance sheet debt of $586.9 million, operating lease liability of 324.2 million, letters of credit, bank guarantees and financial guarantees of $16.2 million and the net unfunded pension liability of $31.1 million. Adjusted equity includes balance sheet stockholders’ investment of $149.9 million, mezzanine equity of $149.6 million and preferred stock embedded derivative of $603.6 million. Adjusted debt to adjusted equity ratio is a non-GAAP financial measure that management believes provides meaningful supplemental information regarding Bristow’s financial position.

The significant factors that affect Bristow’s overall liquidity include cash from or used to fund operations, capital expenditure commitments, debt service, pension funding, adequacy of bank lines of credit and its ability to attract capital on satisfactory terms.
As of December 31, 2019, approximately 53% Bristow’s cash balances are held outside the U.S. and are generally used to meet the liquidity needs of its non-U.S. operations. Most of Bristow’s cash held outside the U.S. could be repatriated to the U.S., and any such repatriation could be subject to additional taxes. If cash held by non-U.S. operations is required for funding operations in the U.S., Bristow may make a provision for additional tax in connection with repatriating this cash, which is not expected to have a significant impact on its results of operations. For further details, see Note 12 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.
Pursuant to the Company’s Amended Plan, Bristow received $385.0 million in cash on the Effective Date of which $270.9 million was used to pay off principal and interest on its 8.75% Senior Secured Notes. As of March 25, 2020, the borrowing availability on the ABL Facility was $6.9 million. Bristow sold four aircraft in March 2020 and used the proceeds to make a $13.5 million payment on the Term Loan.
Exposure to Currency Fluctuations
See Bristow’s discussion of the impact of market risk, including its exposure to currency fluctuations, on its financial position and results of operations discussed under Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Critical Accounting Policies and Estimates
Bristow’s consolidated financial statements have been prepared in accordance with U.S. GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, whereas, in other circumstances, U.S. GAAP requires Bristow to make estimates, judgments and assumptions that Bristow believes are reasonable based upon information available. Bristow bases its estimates and judgments on historical experience, professional advice and various other sources that Bristow believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. Bristow believes that of its significant accounting policies, as discussed in Note 1 in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus, the following involve a higher degree of judgment and complexity. Bristow’s management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee of its board of directors and the Audit Committee has reviewed its disclosure.
Taxes
Bristow’s annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to Bristow in the various jurisdictions in which it operates. The determination and evaluation of Bristow’s annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which Bristow operates and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, tax treaties and foreign currency exchange restrictions or Bristow’s level of operations or profitability in each jurisdiction would impact its tax liability in any given year. Bristow also operates in many jurisdictions where the tax laws relating to the offshore oil service industry are open to interpretation which could potentially result in tax authorities asserting additional tax liabilities. While Bristow’s annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.
Bristow recognizes foreign tax credits available to it to offset the U.S. income taxes due on income earned from foreign sources. These credits are limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source income in each statutory category to total income. In estimating the amount of foreign tax credits that are realizable, Bristow estimates future taxable income in each statutory category. These estimates are subject to change based on changes in the market conditions in each statutory category and the timing of certain deductions available to Bristow in each statutory category. Bristow periodically reassesses these estimates and record changes to the amount of realizable foreign tax credits based on these revised estimates. Changes to the amount of realizable foreign tax credits can be significant given any material change in the estimates on which the realizability of foreign tax credits is based.
Bristow maintains reserves for estimated income tax exposures in jurisdictions of operation. The expenses reported for these taxes, including its annual tax provision, include the effect of reserve provisions and changes to reserves that Bristow considers appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause Bristow to conclude that a revision of past estimates is appropriate. Bristow believes that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. Bristow reviews these liabilities quarterly. During fiscal year 2019 (Predecessor), Bristow had releases of reserves for estimated tax exposures of $2.3 million and during fiscal year 2018 (Predecessor), Bristow had accruals of reserves for estimated tax exposures of $5.4 million. Bristow recognizes interest and penalties accrued related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2019 (Successor) and March 31, 2019 (Predecessor), Bristow had $4.2 million and $4.3 million, respectively, of unrecognized tax benefits, all of which would have an impact on its effective tax rate, if recognized.
Bristow does not believe it is possible to reasonably estimate the potential effect of changes to the assumptions and estimates identified because the resulting change to its tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Bristow’s experience has been that the estimates and assumptions it has used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amounts accrued.
Judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more-likely-than-not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carry forwards, will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are estimated to not be realizable. As of December 31, 2019 (Successor), Bristow has established deferred tax assets for foreign taxes it expects to be realizable. Bristow’s ability to realize the benefit of its deferred tax assets requires that it achieve certain future earnings levels prior to the expiration of its foreign tax credit carryforwards. In the event that its earnings performance projections or future financial conditions do not indicate that it will be able to benefit from its deferred tax assets, valuation allowances would be established following the “more-likely-than-not” criteria. Bristow periodically evaluates its ability to utilize its deferred tax assets and, in accordance with accounting guidance related to accounting for income taxes, will record any resulting adjustments that may be required to deferred income tax expense in the period for which an existing estimate changes. If Bristow’s facts or financial results were to change, thereby impacting the likelihood of establishing and then realizing the deferred tax assets, judgment would have to be applied to determine changes to the amount of the valuation allowance in any given period. Such changes could result in either a decrease or an increase in its provision for income taxes, depending on whether the change in judgment resulted in an increase or a decrease to the valuation allowance. Bristow continually evaluates strategies that could allow for the future utilization of its deferred tax assets.
Bristow considers the earnings of certain foreign subsidiaries to be indefinitely invested outside the U.S. on the basis of estimates that future cash generation will be sufficient to meet future U.S. cash needs and specific plans for foreign reinvestment of those earnings. As such, as of December 31, 2019 (Successor), Bristow has not provided for deferred taxes on the unremitted earnings of certain foreign subsidiaries that are indefinitely invested abroad. If Bristow’s expectations were to change, withholding and other applicable taxes incurred upon repatriation, if any, are not expected to have a significant impact on its results of operations.
Pursuant to the Act, as of December 31, 2019 (Successor), Bristow has provided U.S. federal income taxes as part of the mandatory one-time transition tax. Although these foreign earnings have been deemed to be repatriated from a U.S. federal income tax perspective, Bristow has not changed its prior conclusion that the unremitted earnings are indefinitely reinvested. Accordingly, Bristow has not provided incremental U.S. federal income taxes and foreign withholding taxes on these unremitted earnings of certain foreign subsidiaries.
Should Bristow’s expectations change regarding the expected future tax consequences, Bristow may be required to record additional U.S. federal deferred income taxes that could have a material adverse effect on its consolidated financial position, result of operations and cash flows.
On January 31, 2020 the U.K.’s departure from the European Union became effective. This has to date created business uncertainty: The U.K.’s future approach to E.U. freedom of movement; market volatility; fluctuations in foreign exchange rates; changes to commodity prices; interest rates; and potential changes to existing double tax treaties, all of which may impact us. Although it is too early to quantify the precise impact of the U.K.’s exit from the E.U., Bristow will continue to monitor the economic consequences of the referendum
Property and Equipment
Bristow’s net property and equipment represents 44% of its total assets as of December 31, 2019 (Successor). Bristow determines the carrying value of these assets based on its property and equipment accounting policies, which incorporate its estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of its assets.
Bristow’s property and equipment accounting policies are also designed to depreciate its assets over their estimated useful lives. The assumptions and judgments Bristow uses in determining the estimated useful lives and residual values of its property and equipment reflect both historical experience and expectations regarding future operations, utilization and performance of its assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives and residual values of Bristow’s aircraft, would likely result in materially different net book values of its assets and results of operations.
Useful lives and residual values of aircraft are difficult to estimate due to a variety of factors, including changes in operating conditions or environment, the introduction of technological advances in aviation equipment, changes in market or economic conditions, including changes in demand for certain types of aircraft, and changes in laws or regulations affecting the aviation or offshore oil and gas industry. Bristow evaluates the remaining useful lives of its aircraft when certain events occur that directly impact its assessment of their remaining useful lives. Bristow’s consideration of ultimate residual value takes into account current expectations of fair market value and the expected time to ultimate disposal. The determination of the ultimate value to be received upon sale depends largely upon the condition of the aircraft and the flight time left on the aircraft and major components until the next major maintenance check is required. The future value also depends on the aftermarket that exists as of that date, which can differ substantially over time.
Consistent with the Company’s policy to review useful lives and residual value when changes in circumstances indicate a change in estimate may be required, upon emergence from Chapter 11, the Company performed a review of useful lives and residual values. As a result of this review, the Company made certain changes to the useful lives and residual values of aircraft and related equipment. No material changes were made to non-aircraft property, plant and equipment useful lives and residual values. The Company’s previous policy stated that estimated useful lives of aircraft generally range from 5 to 15 years, and the residual value used in calculating depreciation of aircraft generally ranged from 30% to 50% of cost. The Company’s revised policy will generally utilize a 30 year useful life from the date of manufacture of an aircraft for used aircraft and the in-service date for new aircraft and a residual value range of 5% to 25% of cost. In certain circumstances, the useful lives of aircraft are limited by a 30,000 flight hour restriction on the airframe of an aircraft imposed by certain aircraft manufacturers. These changes in useful lives reflect the Company’s view of expected operating conditions and the economic environment, which suggest the Company will utilize its aircraft for longer than it has historically. The changes in residual values reflect the change made to useful lives and reflect the current expectations of fair market value to be achieved at the time of eventual disposal, based on historical sales data during the decline in the oil and gas industry as previously discussed herein.
Bristow reviews its property and equipment for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale.
Asset impairment evaluations for held for use asset groups are based on estimated undiscounted cash flows for the asset group being evaluated. If the sum of the expected future cash flows is less than the carrying amount of the asset group, Bristow would be required to recognize an impairment loss. When determining fair value, Bristow utilizes various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In such event, Bristow would then be required to record a corresponding charge, which would reduce its earnings. Bristow continues to evaluate its estimates and assumptions and believe that its assumptions, which include an estimate of future cash flows based upon the anticipated performance of the underlying contracts, are appropriate. Impairment evaluations for assets held for sale are based on estimates derived from historical experience with sales, recent transactions involving similar assets, quoted market prices for similar assets and condition and location of aircraft to be sold.
Supply and demand are the key drivers of aircraft idle time and Bristow’s ability to contract its aircraft at economical rates. During periods of oversupply, it is not uncommon for Bristow to have aircraft idled for extended periods of time, which could be an indication that an asset group may be impaired. In most instances Bristow’s aircraft could be used interchangeably. In addition, Bristow’s aircraft are generally equipped to operate throughout the world. Because its aircraft are mobile, Bristow may move aircraft from a weak geographic market to a stronger geographic market if an adequate opportunity arises to do so. As such, Bristow’s aircraft are considered to be interchangeable within classes or asset groups and accordingly, its impairment evaluation is made by asset group. Additionally, Bristow’s management periodically makes strategic decisions related to its fleet that involve the possible removal of all or a substantial portion of specific aircraft types from its fleet, at which time these aircraft are reclassified to held for sale and subsequently sold or otherwise disposed of.

For aircraft types that are still operating where management has made the decision to sell or abandon the aircraft type at a fixed date, an analysis is completed to determine whether depreciation needs to be accelerated or additional depreciation recorded for an expected reduction in residual value at the planned disposal date.
Where a determination has been made to exit an entire asset group, the asset group is reviewed for potential impairment. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. This requires Bristow to make judgments regarding long-term forecasts of future revenue and cost related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for Bristow’s services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.
Bristow has certain intangible assets which were recorded as of emergence from Chapter 11, specifically, PBH contract intangible assets and a U.K. SAR customer contract intangible asset. Bristow’s policy is to amortize the amount initially assigned to an intangible asset less any residual value over the life of the intangible asset. The residual value of an intangible asset is generally assumed to be zero, with certain limited exceptions. Finite lived intangible assets are reviewed for impairment when indicators of impairment are present. Indicators of impairment for finite lived intangible assets are the same as those for impairment of long-lived assets. For finite lived intangible assets, an impairment loss is recognized if the carrying amount of the asset exceeds the undiscounted cash flows projected to be generated by the asset. If the finite lived intangible asset is impaired, then the amount of the impairment is calculated as the excess of the asset’s carrying amount over its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset will be its new accounting basis. After adjusting the carrying amount for impairment loss, Bristow’s policy requires the reevaluation of the useful life of that asset.
Pension Benefits
Pension obligations are actuarially determined and are affected by assumptions including discount rates, compensation increases and employee turnover rates. The recognition of these obligations through the statement of operations is also affected by assumptions about expected returns on plan assets. Bristow evaluates its assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.
Three of the most critical assumptions are the expected long-term rate of return on plan assets, the assumed discount rate and the mortality rate. Bristow evaluates its assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by its third-party investment advisor utilizing the asset allocation classes held by the plans’ portfolios. Bristow utilizes a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for its U.K. plans. Bristow bases mortality rates utilized on actuarial research on these rates, which are adjusted to allow for expected mortality within its industry segment and, where available, individual plan experience data. Changes in these and other assumptions used in the actuarial computations could impact Bristow’s projected benefit obligations, pension liabilities, pension expense and other comprehensive income. Bristow bases its determination of pension expense on a fair value valuation of assets and an amortization approach for assessed gains and losses that reduces year-to-year volatility. This approach recognizes investment and other actuarial gains or losses over the average remaining lifetime of the plan members. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.
Allowance for Doubtful Accounts
Bristow establishes allowances for doubtful accounts on a case-by-case basis when Bristow believes the payment of amounts owed to it is unlikely to occur. In establishing these allowances, Bristow considers a number of factors, including its historical experience, changes in its client’s financial position and restrictions placed on the conversion of local currency to U.S. dollars, as well as disputes with customers regarding the application of contract provisions to its services.
Bristow derives a significant portion of its revenue from services to major integrated oil and gas companies and government-owned or government-controlled oil and gas companies. Bristow’s receivables are concentrated in certain oil-producing countries. Bristow generally does not require collateral or other security to support client receivables. If the financial condition of Bristow’s customers was to deteriorate or their access to freely-convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.
Inventory Allowance
Bristow maintains inventory that primarily consists of spare parts to service its aircraft. Bristow establishes an allowance to distribute the cost of spare parts expected to be on hand at the end of an aircraft type’s life over the service lives of the related equipment, taking into account the estimated salvage value of the parts. Also, Bristow periodically reviews the condition and continuing usefulness of the parts to determine whether the realizable value of this inventory is lower than its book value. Parts related to aircraft types that Bristow’s management has determined will no longer be included in its fleet or will be substantially reduced in its fleet in future periods are specifically reviewed. If Bristow’s valuation of these parts is significantly lower than the book value of the parts, an additional provision may be required.
Contingent Liabilities
Bristow establishes reserves for estimated loss contingencies when Bristow believes a loss is probable and the amount of the loss can be reasonably estimated. Bristow’s contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Income for each reporting period includes revisions to contingent liability reserves resulting from different facts or information which becomes known or circumstances which change and affect Bristow’s previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known or circumstances that change after the reporting date for the previous period through the reporting date of the Combined Current Period. Reserves for contingent liabilities are based upon Bristow’s assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from Bristow’s assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized.

ERA QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Era Quantitative and Qualitative Disclosures about Market Risk Disclosure set forth in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, is filed with the SEC and incorporated by reference into this joint proxy and consent solicitation statement/prospectus.
BRISTOW QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Quantitative and Qualitative Disclosures about Market Risk
Bristow is subject to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions Bristow may take to mitigate its exposure to such changes. Actual results may differ. See the notes to the consolidated financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus for a description of Bristow’s accounting policies and other information related to these financial instruments.
Foreign Currency Risk
Through its foreign operations, Bristow is exposed to currency fluctuations and exchange rate risks. The majority of Bristow’s revenue and expense from its North Sea operations are in British pound sterling. Approximately 35 of Bristow’s gross revenue for fiscal year 2019 was translated for financial reporting purposes from British pound sterling into U.S. dollars. In addition, some of Bristow’s contracts to provide services internationally provide for payment in foreign currencies. Bristow’s foreign currency exchange rate risk is even greater when its revenue is denominated in a currency different from the associated costs. Bristow attempts to minimize its foreign currency exchange rate exposure by contracting the majority of its services other than its North Sea operations in U.S. dollars. During the two months ended December 31, 2019, seven months ended October 31, 2019 and fiscal years 2019 and 2018, Bristow entered into foreign currency put option contracts of £5 million per month through September 2020 to protect against a portion of its foreign currency exchange risks related to its operating income. See Note 7 to Bristow’s “Notes to Consolidated Financial Statements (Audited)” included elsewhere in this joint proxy and consent solicitation statement/prospectus for a discussion of these hedging transactions. During fiscal year 2017, Bristow did not enter into hedging transactions to protect against foreign currency exchange risks related to its operating income.
Throughout fiscal years 2019, 2018 and 2017, Bristow’s primary foreign currency exposure has been to the British pound sterling, the euro, the Australian dollar, the Norwegian kroner, and the Nigerian naira. The value of these currencies has fluctuated relative to the U.S. dollar as indicated in the following table:
	Fiscal Years Ended March 31,
	2019	2018	2017
One British pound sterling into U.S. dollars
High	1.43	1.43	1.48
Average	1.31	1.33	1.31
Low	1.25	1.24	1.21
At period-end	1.30	1.40	1.25
One euro into U.S. dollars
High	1.24	1.25	1.15
Average	1.16	1.17	1.10
Low	1.12	1.06	1.04
At period-end	1.12	1.23	1.07
One Australian dollar into U.S. dollars
High	0.78	0.81	0.78
Average	0.73	0.77	0.75
Low	0.70	0.74	0.72
At period-end	0.71	0.77	0.76

	Fiscal Years Ended March 31,
	2019	2018	2017
One Norwegian kroner into U.S. dollars
High	0.1290	0.1305	0.1253
Average	0.1202	0.1233	0.1198
Low	0.1136	0.1152	0.1145
At period-end	0.1161	0.1274	0.1164
One Nigerian naira into U.S. dollars
High	0.0028	0.0033	0.0050
Average	0.0028	0.0029	0.0036
Low	0.0027	0.0027	0.0029
At period-end	0.0028	0.0028	0.0033
Bristow’s earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign currency exchange rates on the reported results of its unconsolidated affiliates. Earnings from unconsolidated affiliates, net of losses, decreased by $4.2 million, $2.0 million and $3.2 million during fiscal years 2019, 2018 and 2017, respectively, as a result of the impact of changes in foreign currency exchange rates on the earnings of its unconsolidated affiliates, primarily the impact of changes in the Brazilian real to U.S. dollar exchange rate on earnings for its affiliate in Brazil. The value of the Brazilian real has fluctuated relative to the U.S. dollar as indicated in the following table:
	Fiscal Years Ended March 31,
	2019	2018	2017
One Brazilian real into U.S. dollars
High	0.3020	0.3244	0.3267
Average	0.2649	0.3108	0.3036
Low	0.2390	0.2995	0.2702
At period-end	0.2570	0.3009	0.3150
Bristow estimates that the fluctuation of these currencies for fiscal year 2019 versus fiscal year 2018 had the following effect on its financial condition and results of operations (in thousands):
Revenue	$(17,233)
Operating expense	22,847
Earnings from unconsolidated affiliates, net of losses	(2,207)
Non-operating expense	(2,583)
Income before provision for income taxes	824
Provision from income taxes	310
Net income	1,134
Cumulative translation adjustment	(36,562)
Total stockholders’ investment	$(35,428)
A hypothetical 10% change in the average U.S. dollar exchange rate relative to other currencies would have affected its revenue, operating expense and operating income for fiscal year 2019 as follows:
	British pound sterling	Euro	Australian dollar	Norwegian kroner	Nigerian Naira
Revenue	3.5%	—%	1.0%	1.1%	0.1%
Operating expense	2.8%	0.1%	1.0%	1.0%	0.2%
Operating income	(2.2)%	0.6%	0.5%	—%	1.1%

The effect of the hypothetical change in foreign currency exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify the impact of competitive risk, the results could be different from the sensitivity effects shown above. In addition, all currencies may not uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.
In the past three fiscal years, Bristow’s stockholders’ investment decreased by $33.3 million as a result of translation adjustments. Changes in foreign currency exchange rates could cause significant changes in its financial position and results of operations in the future. As a result of the changes in foreign currency exchange rates, Bristow recorded foreign currency transaction losses of $5.2 million, $2.6 million and $2.9 million during fiscal years 2019, 2018 and 2017, respectively.
A hypothetical 10% decrease in the value of the foreign currencies in which Bristow’s business is denominated relative to the U.S. dollar as of March 31, 2019 would result in a $16.4 million decrease in the fair value of its net monetary liabilities denominated in currencies other than U.S. dollars.
Credit Risk
The market for Bristow’s services and products is primarily the offshore oil and gas industry, and its customers consist primarily of major integrated, national and independent oil and gas producers. Additionally, Bristow provides public sector SAR services in the U.K. to the DfT. Bristow performs ongoing credit evaluations of its customers and has not historically required collateral. Bristow maintains allowances for potential credit losses. Cash equivalents, which consist of funds invested in highly-liquid debt instruments with original maturities of 90 days or less, are held by major banks or investment firms, and Bristow believes that credit risk in these instruments is minimal. Bristow also manages its credit risk by not entering into complex financial transactions or those with a perceived high level of credit risk.
For more information on the impact of the global market conditions see “Management Discussion and Analysis of Bristow's Results of Operation and Financial Condition - Liquidity and Capital Resources - Financial Condition and Sources of Liquidity” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Interest Rate Risk
As of December 31, 2019, Bristow had $642.6 million of debt outstanding, all of which carried a variable rate of interest. The market value of Bristow’s fixed rate debt fluctuates with changes in interest rates. The fair value of Bristow’s debt has been estimated in accordance with the accounting standard regarding fair value and has not been updated for any possible acceleration clauses. The fair value of Bristow’s fixed rate long-term debt is estimated based on quoted market prices. The carrying and fair value of Bristow’s long-term debt, including the current portion and excluding unamortized debt issuance costs, are as follows (in thousands):
	December 31,		March 31,
	2019		2019		2018
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
6 1∕4% Senior Notes due 2022(1)	$—	$—	$401,535	$75,288	$401,535	$325,243
4 1∕2% Convertible Senior Notes due 2023(1)(2)	—	—	112,944	28,923	107,397	158,772
8.75% Senior Secured Notes due 2023(1)(3)	—	—	347,400	252,000	346,610	353,500
2019 Term Loan	75,000	75,440	—	—	—	—
Lombard Debt(4)	146,819	150,576	183,450	183,450	211,087	211,087
Macquarie Debt(4)	149,968	153,464	171,028	171,028	185,028	185,028
PK Air Debt(4)	206,651	208,191	212,041	212,041	230,000	230,000
Airnorth Debt(4)	8,117	8,313	11,058	11,058	13,832	13,832
Eastern Airways Debt(5)	358	369	—	—	14,519	14,519
Other Debt	—	—	9,168	9,168	3,991	3,991
	$586,913	$596,353	$1,448,624	$942,956	$1,513,999	$1,495,972
(1)
These notes were settled in accordance with the Amended Joint Chapter 11 Plan of Reorganization. For further details, see Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

(2)	The carrying value is net of unamortized discount of $30.8 million and $36.4 million as of March 31, 2019 and 2018, respectively.
(3)	The carrying value is net of unamortized discount of $2.6 million and $3.4 million as of March 31, 2019 and 2018, respectively.
(4)
In connection with Bristow’s emergence from the Chapter 11 Cases and the application of ASC 852, Bristow adjusted debt to its respective fair value at the effective date of the Amended Joint Chapter 11 Plan of Reorganization by $57.7 million. For further details, see Notes 3 and 7 in the “Notes to Condensed Consolidated Financial Statements” included elsewhere in this joint proxy and consent solicitation statement/prospectus.

(5)
On May 10, 2019, Bristow Helicopters completed the sale of all of the shares of Eastern Airways to OIHL pursuant to EAIL Purchase Agreement. The Eastern Airways Debt as of December 31, 2019 relates to Humberside Airport which Bristow Helicopters maintains its controlling interest in.

If prevailing market interest rates had been 1% higher as of December 31, 2019, and all other factors affecting Bristow’s debt remained the same, the fair value of the 2019 Term Loan, the Lombard Debt, the Macquarie Debt, the PK Air Debt and the Airnorth Debt would have decreased by $18.6 million, or 3.1%. Under comparable sensitivity analysis as of March 31, 2019, the fair value of the 6 1∕4% Senior Notes, 4 1∕2% Convertible Senior Notes and 8.75% Senior Secured Notes would have decreased by $9.6 million, or 2.7%. Under comparable sensitivity analysis as of March 31, 2018, the fair value of the 6 1∕4% Senior Notes, 4 1∕2% Convertible Senior Notes and 8.75% Senior Secured Notes would have decreased by $32.6 million, or 3.9%.

DESCRIPTION OF ERA CAPITAL STOCK
As a result of the Merger, Bristow stockholders who receive shares of Era Common Stock in the Merger will become stockholders of Era. Era stockholder’s rights are governed by Delaware law and the restated certificate of incorporation and the amended and restated bylaws of Era as may be amended and in effect from time to time. The following description of the material terms of Era’s capital stock, including the common stock to be issued in the Merger, reflects the anticipated state of affairs upon completion of the Merger. Era and Bristow urge all Era stockholders to read the applicable provisions of Delaware law, Era’s restated certificate of incorporation and amended and restated bylaws and federal law governing companies carefully and in their entirety. Copies of Era’s restated certificate of incorporation and Era’s amended and restated bylaws have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information”.
General
Era’s amended and restated certificate of incorporation provides for one class of Era Common Stock and authorizes shares of one or more series of shares of preferred stock, par value $0.01 (“Era Preferred Stock”), the rights, preferences and privileges of which may be designated from time to time by the Era Board subject to any limitations prescribed by law.
Era has authorized 60 million shares of Era Common Stock and 10 million shares of Era Preferred Stock. The adoption of the Era Charter Amendment No. 1 would increase Era’s authorized capital stock to: (i) if the Reverse Stock Split is effected, 110,000,000 shares, consisting of 100,000,000 shares of Era Common Stock and 10,000,000 shares of Era Preferred Stock or (ii) if the Reverse Stock Split is not effected, 310,000,000 shares, consisting of 300,000,000 shares of Era Common Stock and 10,000,000 shares of Era Preferred Stock.
The Era Board may issue additional shares of capital stock authorized by Era’s amended and restated certificate of incorporation, to the extent as amended by the Era Charter Amendment No. 1, without stockholder approval, subject to obtaining stockholder approval to the extent required by the listing standards of the NYSE or Era’s amended certificate of incorporation.
Common Stock
Voting Rights
Holders of Era Common Stock are entitled to one vote for each share held and do not have cumulative voting rights. Directors will be elected by a plurality of the votes of the shares of Era Common Stock present in person or by proxy at a meeting of stockholders and voting for nominees in the election of directors. However, Era’s amended and restated bylaws provide for the resignation of any director who fails to receive a majority of votes cast at an annual meeting of the stockholders (assuming that the election is uncontested). Each director is required to submit an irrevocable resignation, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in an uncontested election and (2) acceptance by the Era Board of that resignation. Except as otherwise required by law, holders of Era Common Stock shall not be entitled to vote on any amendment to Era’s amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Era Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to Era’s amended and restated certificate of incorporation. Except as otherwise provided in Era’s amended and restated certificate of incorporation, Era’s amended and restated bylaws or required by law, all other matters to be voted on by Era stockholders must be approved by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter.
Dividend Rights
Subject to any applicable provisions of law and Era’s amended and restated certificate of incorporation, holders of Era Common Stock are entitled to receive proportionately any dividends as may be declared by the Era Board, subject to any preferential dividend rights of outstanding Era Preferred Stock.
Liquidation Rights
Upon Era’s liquidation, dissolution or winding up, the holders of Era Common Stock are entitled to receive proportionately Era’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Era Preferred Stock.

Other Rights and Preferences
Holders of Era Common Stock have no preemptive, subscription, redemption or other conversion rights and do not have any sinking fund provisions. The rights, preferences and privileges of holders of Era Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Era Preferred Stock which Era may designate and issue in the future.
Filling Vacancies on the Era Board
Any vacancy on the Era Board, however occurring, including a vacancy resulting from an increase in the size of the Era Board, may only be filled by the vote of a majority of the Era Board present at any meeting at which a quorum is present. Any director appointed to fill a vacancy will hold office until the next election of directors or until his or her successor is duly elected and qualified.
Stockholder Action by Written Consent
Era’s amended and restated certificate of incorporation and Era’s amended and restated bylaws provide that subject to the terms of one or more series or classes of Era Preferred Stock, any action required or permitted to be taken by the stockholders of Era must be effected at a duly called annual meeting or special meeting of stockholders of Era and may not be effected by any consent in writing by such stockholders.
Meetings of Stockholders
Era’s amended and restated bylaws provide that only a majority of the members of the Era Board then in office or the Chief Executive Officer of Era may call special meetings of the stockholders for any purpose or purposes. Such special meetings of the stockholders shall be held at such places, within or without the State of Delaware, or, within the sole discretion of the Era Board, and subject to such guidelines and procedures as the Era Board may adopt, by means of remote communication, as shall be specified in the respective notices or waivers of notice thereof. The ability of stockholders to call a special meeting of stockholders is specifically denied.
Advance Notice Requirements
Era’s amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual or special meeting of the Era stockholders.
Era’s amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to Era’s secretary a written notice of the stockholder’s intention to do so, together with certain other information regarding the stockholder (and its director nominee(s), if applicable) as required by Era’s amended and restated bylaws. To be timely, the stockholder’s notice must be delivered to us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting, then to be timely, notice must be delivered to us not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Era.
Any stockholder wishing to nominate persons for election as directors at a special meeting called for the purpose of electing directors must deliver to Era’s secretary a written notice (containing certain information regarding the stockholder and its nominee(s) for director as required by Era’s amended and restated bylaws) not later than the 90th day nor earlier than the 120th day prior to such special meeting or the 10th day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.
Amendment to Certificate of Incorporation and Bylaws
As required by Delaware law, any amendment to Era’s amended and restated certificate of incorporation must first be approved by a majority of the Era Board and, if required by law or Era’s amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Era’s amended and restated bylaws may be amended by the affirmative vote of (i) a majority of the directors then in office, subject to any limitations set forth in Era’s amended and restated bylaws, without further stockholder action, or (ii) the holders of at least a majority of the voting power of Era then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.
Section 203 of the Delaware General Corporation Law
Era is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding stock, or an affiliate or associate of the corporation who did own 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, Era has not opted out, and does not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Blank Check Preferred Stock
The Era Board may authorize the issuance of Era Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Era Common Stock. Issuing Era Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of Era and may adversely affect the market price of Era Common Stock and the voting and other rights of the holders of Era Common Stock.
Foreign Ownership
Era is subject to the Federal Aviation Act, under which Era helicopters may be subject to deregistration, and Era may lose its ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of Era’s voting interest. Consistent with the requirements of the Federal Aviation Act, Era’s amended and restated certificate of incorporation provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 24.9% of the voting power of Era outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of Era outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the United States shall automatically be reduced.

Listing
Era Common Stock is currently listed on the NYSE under the ticker symbol “ERA.”
Transfer Agent and Registrar
The transfer agent and registrar for Era Common Stock is American Stock Transfer & Trust Company.
COMPARISON OF STOCKHOLDER RIGHTS
The rights of Era stockholders are governed by the DGCL, Era’s amended and restated certificate of incorporation and amended and restated bylaws. The rights of Bristow stockholders are governed by the DGCL, Bristow’s second amended and restated certificate of incorporation, Bristow’s bylaws and the Bristow Stockholders Agreement. After the Merger, the rights of stockholders of the Combined Company will be governed by the DGCL and Era’s amended and restated certificate of incorporation, as may be further amended by the Era Charter Amendment No. 1 and the Era Charter Amendment No. 2, as well as Era’s amended and restated bylaws. The following discussion summarizes the material differences between the rights of Bristow stockholders and the rights of Era stockholders. Copies of Era’s existing amended and restated certificate of incorporation and amended and restated bylaws, and Bristow’s second amended and restated certificate of incorporation and amended and restated bylaws, and the Bristow Stockholders Agreement, each are filed or incorporated by reference as exhibits to the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part. Era and Bristow urge you to read Era’s amended and restated certificate of incorporation, Era’s amended and restated “bylaws”, Bristow’s second amended and restated certificate of incorporation, Bristow’s bylaws, the Bristow Stockholders Agreement and relevant sections of the DGCL carefully and in their entirety.
	Era	Bristow
Authorized Capital Stock
Era’s amended and restated certificate of incorporation authorizes it to issue up to 60,000,000 shares of Era Common Stock, par value $0.01 per share and 10,000,000 shares of Era Preferred Stock, par value $0.01 per share. If the Era Charter Amendment No. 1 is adopted, Era will be authorized to issue: (i) if the Reverse Stock Split is effected, 110,000,000 shares, consisting of 100,000,000 shares of Era Common Stock and 10,000,000 shares of Era Preferred Stock or (ii) if the Reverse Stock Split is not effected, 310,000,000 shares, consisting of 300,000,000 shares of Era Common Stock and 10,000,000 shares of Era Preferred Stock. As of the Era Record Date, there were 21,525,383 shares of Era Common Stock issued and outstanding and no shares of Era Preferred Stock outstanding. As of the Era Record Date, 203,612 shares of Era Common Stock were reserved for issuance upon exercise of stock options and vesting of other awards under Era’s equity compensation plans.

Bristow’s second amended and restated certificate of incorporation provides that the authorized capital stock of Bristow consists of 90,000,000 shares of Bristow Common Stock, par value $0.0001 per share, and 13,000,000 shares of Bristow Preferred Stock, par value $0.0001 per share. As of March 31, 2020, there were 11,235,566 shares of Bristow Common Stock outstanding and 6,824,582 shares of Bristow Preferred Stock outstanding. As of the Bristow Record Date, 699,890 shares of Bristow Common Stock and 323,664 shares of Bristow Preferred Stock were reserved for issuance upon conversion or exercise of stock options and vesting of other awards under Bristow’s equity compensation plans.

Voting Rights	Era’s amended and restated certificate of incorporation provides that holders of Era Common Stock are entitled to one vote for each share held on all matters	Under Bristow’s second amended and restated certificate of incorporation, each outstanding share of Bristow Common Stock is entitled to one vote on each

Era	Bristow

submitted to a vote of stockholders, provided that holders of Era Common Stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation relating solely to the terms of one or more series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to Era’s amended and restated certificate of incorporation.

matter submitted to a vote or to be acted on by written consent and each outstanding share of Bristow Preferred Stock is entitled to 1.33 votes (on an as-converted basis) on each matter submitted to a vote or to be acted on by written consent. Shares of Bristow capital stock held by Bristow have no voting rights.

Except as otherwise required by Delaware law or by Era’s amended and restated certificate of incorporation, a quorum is defined as, with respect to each meeting of stockholders, the presence in person or by proxy of the holders of record of a majority in voting power of the shares of capital stock entitled to vote at such meeting.

Except as otherwise required by Delaware law, Bristow’s second amended and restated certificate of incorporation, or the Bristow Stockholders Agreement, a quorum is defined as the presence in person or by proxy of the holders of a majority of the total voting power of all outstanding securities of Bristow generally entitled to vote at a meeting of stockholders.

Directors of Era are elected by a plurality of the votes of the shares of capital stock present in person or by proxy at a meeting of stockholders and voting for nominees in the election of directors. However, each nominee who is a current director of Era is required to submit an irrevocable resignation as a director, which resignation would become effective upon (i) that person not receiving a majority of the votes cast in favor of his or her election in an uncontested election (i.e., the number of votes “for” such director’s election constitutes less than the number of votes “withheld” with respect to such director’s election) and (ii) acceptance by the Era Board of that resignation in accordance with the policies and procedures adopted by the Era Board for such purpose.

Directors of Bristow are elected by a plurality of the votes of the shares of capital stock present in person or by proxy at a meeting of stockholders and who are entitled to vote on the election of directors.

Except as otherwise provided in Era’s amended and restated certificate of incorporation or required by law, all matters to be voted on by Era’s stockholders must be approved by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter.

Except as otherwise provided below, in the Bristow Stockholders Agreement, Bristow’s second amended and restated certificate of incorporation, or Bristow’s bylaws, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. In addition to this requirement, pursuant to the Bristow Stockholders Agreement, there must be

	Era	Bristow

(i) the consent of at least one of Solus and SDIC (the “Significant Stockholders”) or (ii) if there exists one or more “Additional Major Holders” as therein defined, then the prior written consent of the major stockholders, including the Significant Stockholders, that are U.S. citizens and represent at least 50% of Bristow’s equity interests (the “Major Holders”), is necessary to (A) incur or become otherwise obligated for any indebtedness in excess of $50,000,000, (B) acquire by purchase or investments in all or substantially all of the assets or stock of another entity or business division in excess of $100,000,000 in a transaction or a series of related transactions, (C) consummate a merger or business combination or otherwise undergo a change of control or effect a fundamental change to Bristow’s business, (D) transfer assets in excess of $25,000,000, (E) consummate an initial public offering, or (F) transfer Bristow’s equity interests to a competitor. Subject to various carveouts, consent of at least 67% of the holders of the issued and outstanding shares of Bristow Common Stock is required for various actions, including (i) amending the certificate of incorporation in certain respects, (ii) authorizing a stockholder rights plan, (iii) issuing more than 10% of Bristow’s equity securities, (iv) dissolving or reorganizing any significant subsidiary and (v) entering into any agreement with a Significant Stockholder or its affiliates not on arm’s-length terms and outside of the ordinary course of business.

Dividend Rights
Subject to applicable law and Era’s amended and restated certificate of incorporation, holders of Era’s capital stock are entitled to receive proportionately any dividends as may be declared by the Era Board at any regular or special meeting, and any such dividend may be paid in cash, property or shares of Era’s capital stock.

The Bristow Board may declare and pay dividends upon the shares of Bristow capital stock subject to limitations contained in the DGCL, Bristow’s second amended and restated certificate of incorporation and the Bristow Stockholders Agreement. Any such dividend may be paid in cash, property or shares of Bristow’s capital stock.

Preferred Stock	Although no Era Preferred Stock is outstanding as of the date of this joint proxy and consent solicitation statement/prospectus, the Era Board may authorize the issuance of preferred stock	Bristow’s second amended and restated certificate of incorporation provides for the Bristow Board to issue serial preferred stock out of the unissued and undesignated preferred stock of Bristow.

Era	Bristow
and fix the designation, powers, preferences and rights of shares of each such series and any qualifications, limitations or restrictions thereof.	The Bristow Board may fix, by resolution, the designation, preferences, rights, limitations and restrictions of the shares of each such series.

Each holder of Era Preferred Stock shall be entitled to such number of votes, if any, for each share of stock as may be fixed in Era’s amended and restated certificate of incorporation or in the resolutions adopted by the Era Board providing for the issuance of such stock.

With respect to the shares of preferred stock designated as 10.000% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Bristow Series A Preferred Stock”), each holder of shares of the Bristow Series A Preferred Stock shall have the right to convert all or any portion of such holder’s shares of Bristow Series A Preferred Stock, at such holder’s sole discretion, into a whole number of fully paid and non-assessable shares of Bristow Common Stock equal to (i) the Initial Liquidation Preference (as defined in the Bristow Certificate of Designations relating to the Series A Preferred Stock) divided by (ii) the Conversion Price (such amount, the “Conversion Return”) and then multiplied by (iii) the number of shares of Bristow Series A Preferred Stock being converted (the “Converted Shares”).

In addition, from time to time, holders of a majority of the then-outstanding shares of Bristow Series A Preferred Stock, voting as a separate class, shall have the right to (i) convert all of the shares of Bristow Series A Preferred Stock into a number of shares of Bristow Common Stock equal to (a) the Conversion Return multiplied by (b) the Converted Shares, or (ii) convert all of the shares of Bristow Series A Preferred Stock into substantially equivalent securities of one or more of Bristow’s domestic subsidiaries.

	Era	Bristow
Size of Board of Directors
Era’s amended and restated certificate of incorporation provides that the Era Board must consist of not less than 3 nor more than 15 directors, with the exact number to be fixed by the Era Board from time to time. The Era Board currently has 7 members. Following the Merger, the board of directors of the Combined Company will consist of 9 members.

Bristow’s bylaws and the Bristow Stockholders Agreement provide for the Bristow Board to consist of 8 directors, provided that the number of directors comprising the board may be decreased or increased from time to time in accordance with the procedures contemplated by the Bristow Stockholders Agreement, or upon and after any termination of the Bristow Stockholders Agreement, by resolution of the Bristow Board. The Bristow Board currently has 7 directors.

Directors	Era’s amended and restated certificate of incorporation provides that the Era Board must consist of one class of directors, elected on an annual basis.
Bristow’s bylaws and the Bristow Stockholders Agreement provide that the Bristow Board consists of one class of directors, elected on an annual basis. One director is the Chief Executive Officer of Bristow, two directors are chosen by each of Solus and SDIC (each a “Fund”), two directors are designated by the nominating committee, and one director is designated by the holders of Bristow’s secured notes and/or secured term loan immediately prior to Bristow’s emergence from bankruptcy (the “Initial Secured Creditors”), provided that the Initial Secured Creditors maintain a 10% ownership in Bristow.

Removal of Directors and Officers
Under Era’s amended and restated certificate of incorporation, any Era director may be removed with or without cause by the affirmative vote of the holders of at least a majority of the voting power of Era’s outstanding shares then entitled to vote in the election of directors. The Era Board has the exclusive power and authority to appoint and remove officers of Era, unless otherwise expressly delegated by resolution of the Era Board.

Under Bristow’s bylaws and Bristow Stockholders Agreement, a Bristow director or Bristow directors may only be removed (i) following an affirmative vote of not less than a majority vote of the total voting power of all outstanding securities of Bristow entitled to vote in the election of directors, voting together as a single class, or (ii) in the event that a stockholder with the right to nominate a director ceases to hold the required number of Bristow’s capital stock, such director may be removed and replaced at the election of the Bristow Board. Officers may be removed, with or without cause, at any time by resolution adopted by a majority of the Bristow’s Board, provided that subordinate officers may be removed in such manner and by such persons as the Bristow Board permits.

	Era	Bristow
Filling Vacancies on the Board of Directors
Under Era’s amended and restated certificate of incorporation, any vacancy occurring in the Era Board shall be filled by a majority vote of the remaining directors, even if less than a quorum. Any director appointed to fill a vacancy will hold office until the next election of directors and until his or her successor is duly elected and qualified.

Under the Bristow Stockholders Agreement and Bristow’s bylaws, any vacancy occurring in the Bristow Board is filled by the stockholder who designated the director who originally held such vacancy, the replacement executive, the affirmative vote of at least two-thirds of the fully-diluted shares of Bristow Common Stock, or a vote of a majority of all remaining directors, as applicable.

Nomination of Director Candidates by Stockholders
The amended and restated bylaws of Era delineate procedures that stockholders must follow to nominate an individual for election to the Era Board. The stockholder making the nomination must deliver written notice to Era’s secretary between 90 and 120 days prior to the date of the meeting at which directors will be elected, subject to the additional timeliness requirements outlined in “Stockholder Proposals” below. If the election of directors is included as business to be brought before a special meeting, then a stockholder’s nomination must be delivered no earlier than 120 days prior to the date of the special meeting, nor later than the later of (i) 90 days prior to the date of the special meeting, or (ii) the 10th day following the day on which announcement of the date of the special meeting was first made.

Bristow’s bylaws establish procedures that stockholders must follow to nominate persons for election to the Bristow Board. The stockholder making the nomination must deliver written notice to Bristow’s Secretary between 90 and 120 days prior to the date of the first anniversary of the prior year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then such notice must be received by Bristow no earlier than 120 days prior to such annual meeting and no later than the later of (i) 70 days prior to the date of the meeting or (ii) the 10th day following the day on which announcement of the date of the meeting was first made by Bristow.

The nomination notice must set forth certain information about the person to be nominated, including information that would be required (a) to be made in connection with the solicitations of proxies pursuant to Section 14 of the Exchange Act, and (b) pursuant to Item 404 of Regulation S-K adopted by the SEC if the nominating party were the “registrant” for purposes of Item 404 and the nominee were a director of such registrant. The nomination notice must also (i) include the nominee’s written consent to being nominated and to serving as a director if elected, and (ii) set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of Era shares that the stockholder owns of record or beneficially. The person presiding at the

The nomination notice must set forth certain information about the person to be nominated, including information that is required pursuant to paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, and must also include the nominee’s written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of Bristow shares that the stockholder owns of record or beneficially. The chairman presiding at the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the provisions of the Bristow certificate of incorporation, and the defective nomination will be disregarded.

	Era	Bristow

meeting may, if the facts warrant, determine that a nomination was not made in accordance with the provisions of Era’s restated certificate of incorporation, and the defective nomination will be disregarded.

Observers	Era’s amended and restated bylaws do not provide any of its stockholders with the right to appoint an observer on the Era Board or any committee thereof.
Each Bristow stockholder holding at least 5% of the issued and outstanding shares of Bristow Common Stock (on an as-converted basis) as of October 31, 2019, for so long as such stockholder holds at least 5%, has the right to appoint a non-voting observer to attend each meeting of, or interview conducted by, the nominating committee of the Bristow Board.

Calling Special Meetings of Stockholders
A special meeting of stockholders may be called only by Era’s Chief Executive Officer or a majority of the members of the Era Board then in office. Stockholders are explicitly prohibited from calling a special meeting.

A special meeting of stockholders may be called only by (i) the Bristow Board, or (ii) stockholders of greater than 35.0% of the total voting power of all of Bristow’s outstanding securities generally entitled to vote at a meeting of stockholders.

Stockholder Proposals
Era’s amended and restated bylaws contain an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. Era’s amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to Era’s secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting, then to be timely, notice must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day

Bristow’s bylaws provide that except for matters placed on the agenda by a majority of the Bristow Board, any new business to be conducted at the annual meeting of the stockholders shall set forth, among other things, (i) a brief description of the business desired to be brought before the meeting; (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bristow bylaws, the text of the proposed amendment); (iii) the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

A stockholder’s notice to the Secretary shall additionally set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, among other things, (i) the name and address of such stockholder (as they appear on Bristow’s books) and any such beneficial owners; (ii) for each class or series, the number of shares of capital stock of the corporation

	Era	Bristow

on which public announcement of the date of such meeting is first made by Era.

Era’s amended and restated bylaws provide that stockholder proposals brought before any stockholder meeting shall be determined by a majority of the votes cast, unless a greater number is required for the action proposed by law or Era’s amended and restated certificate of incorporation.

that are held of record or are beneficially owned and/or controlled by such stockholders and by any such beneficial owner; and (iii) a representation that the stockholder is a holder of record of stock of the Bristow entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting.

Stockholder notice for stockholder proposals must set forth, among other things, as to each matter such stockholder proposes to bring before the stockholder meeting, (i) a brief description of the business desired to be brought before the meeting, (ii) the reasons for why the stockholder favors the proposal, (iii) a description of all agreements, arrangements and understandings between the stockholder and any other persons in connection with the proposal, and (iv) any material interest of the stockholder or its associated persons in such proposal.

Notice of Stockholder Meetings
Era’s amended and restated bylaws provide that Era must notify stockholders between 10 and 60 days before any stockholder meeting of the place, day and hour of the meeting and the general nature of the business to be considered at the meeting.

Bristow’s bylaws provide that Bristow must notify stockholders in writing between 10 and 60 days before a stockholders meeting, of the place, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Stockholder Rights Plans (“Poison Pill”)	Era does not have a stockholder rights plan in place.	Bristow does not have a stockholder rights plan in place.

Indemnification of Directors and Officers
Era’s amended and restated bylaws provide that Era will indemnify its current and former directors and executive officers to the fullest extent permitted by law, provided that such proceeding, or part thereof, was authorized or consented to by the Era Board of Era (notwithstanding proceedings to enforce rights to indemnification). Era’s amended and restated bylaws provide that Era will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or

Bristow’s bylaws provide that Bristow will indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Bristow or, while a director or officer of Bristow, is or was serving at the request of

	Era	Bristow

completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of Era or by reason of the fact that such person is or was serving at the request of Era as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if the director acted in good faith, in a manner the director reasonably believed to be in or not opposed to the best interests of Era, and, with respect to any criminal proceeding, had no reasonable cause to believe the alleged conduct was unlawful.

Bristow as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to an employee benefit plan, against all liability, expense and loss (including attorneys’ fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee, but in each case only if and to the extent permitted under Delaware or federal law.

Era’s amended and restated certificate of incorporation provides that directors shall not be personally liable for violations of the director’s fiduciary duty, except for (i) any breach of the director’s duty of loyalty to Era or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which a director derived an improper personal benefit, or (iv) any violations pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions.

The Era Board may also provide rights to indemnification and the advancement of expenses to employees and agents of Era.

Corporate Opportunities and Business Combinations
Era does not have a provision addressing corporate opportunities within its organizational documents, and does not opt out of Section 203 of the DGCL, which prohibits business transactions with interested stockholders.

Bristow’s second amended and restated certificate of incorporation and amended and Bristow’s bylaws generally allow (i) stockholders, directors or board observers with respect to Bristow’s nominating committee who are employed by any of the stockholders or any of their affiliated funds, on one hand, and (ii) any one or more of the respective managers, directors, principals, officers, employees and other representatives of such persons or entities (in each case who is not also an

	Era	Bristow

employee of Bristow or any of its subsidiaries), on the other hand, to compete with Bristow or its affiliates. Further, such parties delineated in clause (ii) are not obliged to present corporate or business opportunities to Bristow, and may acquire and own investments in direct competitors of Bristow.

Bristow’s second amended and restated certificate of incorporation opts out of Section 203 of the DGCL, which prohibits business transactions with interested stockholders.
Amendments to Certificate of Incorporation and Bylaws
Era’s amended and restated certificate of incorporation provides that Era’s amended and restated bylaws may be altered, amended or repealed (i) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in Era’s amended and restated bylaws, without further stockholder action, or (ii) the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of Era’s capital stock entitled to vote thereon, voting together as a single class.

Bristow’s second amended and restated certificate of incorporation provides that Bristow reserves the right to amend, alter, change or repeal any provision contained in Bristow’s second amended and restated certificate of incorporation. Bristow’s bylaws may be amended only upon the prior approval of at least a majority of the Bristow Board unless a higher percentage is required by Bristow’s second amended and restated certificate of incorporation or the Bristow Stockholders Agreement. As to any matter that is the subject of Bristow’s bylaws, all such amendments must be approved by the affirmative vote of either (i) a majority of the total voting power of all outstanding securities of Bristow, generally entitled to vote in the election of directors, voting together as a single class, or (ii) a majority of the Bristow Board.

Stockholder Action by Written Consent	Era’s amended and restated certificate of incorporation prohibits stockholder action by written consent, subject to the rights of the holders of any series of preferred stock.
Any action required or permitted to be taken at an annual or special meeting of the stockholders of Bristow may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Bristow Stockholders Agreement, which does not explicitly provide for stockholder action by written consent other than the written consent requirements described under “Voting Rights” above.

Forum Selection Clause
Era’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain types of legal actions unless Era consents in writing to the selection of an alternative forum.

The Bristow bylaws do not have a forum selection clause. The Bristow Stockholders Agreement provides that either (i) the United States District Court for the Southern District of New York or (ii) any New York state court will be the exclusive jurisdiction and venue for any action under the Bristow Stockholders Agreement.

	Era	Bristow
Foreign Ownership
Era is subject to the Federal Aviation Act (the “Act”), under which its helicopters may be subject to deregistration, and it may lose its ability to operate within the U.S., if persons other than citizens of the U.S. should come to own or control more than 25% of Era’s voting interest. Consistent with the requirements of the Act, Era’s amended and restated certificate of incorporation provides that persons or entities that are not “citizens of the U.S.” as defined in the Act (“Non-U.S. Citizens”) shall not collectively own or control more than 24.9% of the voting power of Era’s outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the U.S. nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of Era’s outstanding voting capital stock owned by stockholders who are Non-U.S. Citizens in excess of the Permitted Foreign Ownership Percentage shall automatically be reduced pro rata among the Non-U.S. Citizens.

Bristow is subject to the Act, under which its helicopters may be subject to deregistration, and it may lose its ability to operate within the U.S., if persons other than citizens of the U.S. should come to own or control more than 25% of Bristow’s voting interest. Pursuant to Bristow’s second amended and restated certificate of incorporation, Non-U.S. Citizens may not own or control more than the Permitted Foreign Ownership Percentage. If, at any time, Non-U.S. Citizens own or control more than the Permitted Foreign Ownership Percentage, the voting rights of the shares of foreign stock in excess of this threshold percentage shall be suspended. In addition, no more than 49% of the total equity of Bristow may be controlled or owned by Non-U.S. Citizens. If at any time the number of voting shares exceeds the Permitted Foreign Ownership Percentage, the voting rights of such shares shall be automatically be reduced pro-rata among the Non-U.S. Citizens. If at any time a stockholder and its affiliates collectively own at least 0.5% of the aggregate amount of Bristow’s capital stock, each stockholder may irrevocably transfer its voting rights to another holder of Bristow capital stock, subject to various restrictions.

Bristow’s second amended and restated certificate of incorporation prohibits Non-U.S. Citizens from (i) accounting for more than one-third of the Bristow Board or other managing officers of the Bristow, and (ii) serving as Chairman of the Bristow Board, President, or Chief Executive Officer. Further, the Chairman and at least two-thirds of the Bristow Board must be U.S. citizens. A majority of each board committee, if any, must be U.S. citizens.

	Era	Bristow
Rights of Significant Stockholders	Era does not have a stockholders’ agreement in place, and Era’s stockholders (i) do not have tag-along rights, (ii) are not subject to drag-along requirements and (iii) do not hold preemptive rights.
Under the Bristow Stockholders Agreement, if a Significant Stockholder proposes to transfer more than 50% of the shares of capital stock then owned by such holder (on an as-converted basis), other than to a permitted transferee as defined in the Bristow Stockholders Agreement, any stockholder who holds at least 5% ownership and any Former Secured Creditor holds pro-rata tag-along rights. Further, if any stockholder or group of stockholders collectively holding more than 50% of the issued and outstanding shares of capital stock (on an as-converted basis) desire to transfer all of its or their shares, other than to a permitted transferee, each other stockholder is subject to a drag-along requirement, provided that if, at the time of such proposed transaction, there exists any other stockholder holding more than 15% of the issued and outstanding shares of capital stock (on an as-converted basis), then the approval of Major Holders representing at least 50% of the shares of capital stock of Bristow (on an as-converted basis) then owned by all Major Holders shall be required to consummate the drag transaction. Additionally, under the Bristow Stockholders Agreement, Former Secured Creditors and holders of at least 2% of the issued and outstanding shares of capital stock (on an as-converted basis) have preemptive rights for their respective proportionate interests regarding certain issuances of additional equity and debt securities.

APPRAISAL RIGHTS OF BRISTOW STOCKHOLDERS
Except as otherwise waived pursuant to the Bristow Stockholders Agreement, under Section 262 of the DGCL, if the Merger is completed, holders of shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion) who do not vote in favor of or consent in writing to the adoption of the Merger Agreement, who properly demand appraisal of their shares, who do not withdraw such demand or otherwise waive or lose their right to appraisal and who otherwise comply with the requirements for perfecting and preserving appraisal rights specified in Section 262 of the DGCL will be entitled to appraisal rights under Delaware law to have the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) determine the “fair value” of such stockholder’s shares of Bristow Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL in lieu of receiving their portion of the Aggregate Merger Consideration.
The following is a summary of the procedures to be followed by Bristow stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL. This summary is not intended to be a full statement or summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this joint proxy and consent solicitation statement/prospectus as Annex J. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion). The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that a Bristow stockholder exercise his, her or its rights to seek appraisal under Section 262 of the DGCL.
Under Section 262 of the DGCL, when a proposed merger is approved by the written consent of a corporation’s stockholders without a meeting, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify each of the corporation’s stockholders entitled to appraisal rights of the approval of the merger and that such appraisal rights are available. Such notice must also include a copy of Section 262 of the DGCL. This joint proxy and consent solicitation statement/prospectus and this summary of appraisal rights does not constitute the required notice of appraisal rights under Section 262 of the DGCL. A separate notice pursuant to Section 262(d)(2) of the DGCL informing the stockholders of Bristow, if any, who are entitled to appraisal rights of their appraisal rights will be given to such stockholders either before the effective date of the merger or within 10 days thereafter. A holder of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion) who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex J carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who is entitled to demand appraisal and properly demands appraisal but fails to perfect or effectively withdraws or loses such right will have his, her or its shares converted into the right to receive their portion of the Aggregate Merger Consideration.
Bristow stockholders wishing to exercise the rights to seek an appraisal of their shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion) must do ALL of the following:
•
deliver to Bristow (at the address set forth below) a written demand for appraisal of their shares of Bristow Common Stock and/or Bristow Preferred Stock executed by or for the stockholder of record, of his, her or its shares of capital stock of Bristow within 20 days after the date of the giving of the notice of appraisal rights required under Section 262 of the DGCL, which demand will need to reasonably inform Bristow of the stockholder’s identity and that the stockholder intends to demand the appraisal of such shares;

•	not vote in favor of or consent in writing to the adoption of the Merger Agreement (or otherwise waive appraisal rights);
•
continuously hold the shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion) for which they have demanded appraisal from the date of making the demand through the effective date of the Merger; and

•
file (or the surviving corporation in the Merger must file) a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion) within 120 days after the effective date of the Merger, as more fully described below. The Combined Company is under no obligation to file any such petition and has no intention of doing so.

Only a holder of shares of Bristow Common Stock and/or Bristow Preferred Stock as of the date the written demand for appraisal is made is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger, as applicable). The demand must reasonably inform Bristow of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of Bristow Common Stock (including any shares of Bristow Common Stock to be issued as a result of the Preferred Stock Conversion). Beneficial owners who do not also hold their shares of Bristow Common Stock of record may not directly make appraisal demands to Bristow. The beneficial holder must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of Bristow Common Stock of record. A holder of record, such as a bank, brokerage firm or other nominee or intermediary, who holds shares of Bristow Common Stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares of Bristow Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Bristow Common Stock as to which appraisal is sought. Where no number of shares of Bristow Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Bristow Common Stock held in the name of the record holder.
IF YOU HOLD YOUR SHARES OF BRISTOW COMMON STOCK AND/OR BRISTOW PREFERRED STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE OR INTERMEDIARY FORMS, AND YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE OR INTERMEDIARY, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.
If you own shares of Bristow Common Stock and/or Bristow Preferred Stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Bristow Common Stock and/or Bristow Preferred Stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
Bristow Group Inc.
Attention: Corporate Secretary
3151 Briarpark Drive, Suite 700
Houston, Texas 77042
(713) 267-7600
If the adoption of the Merger Agreement is approved by the Bristow stockholders, Bristow will notify each stockholder who is entitled to appraisal rights of the approval of the Merger and the availability of such appraisal rights and shall include in such notice a copy of Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. If that notice does not notify the Bristow stockholders of the effective date of the Merger, the stockholders will receive a second notice, either (i) from Bristow before the effective date of the Merger notifying each of the Bristow stockholders entitled to appraisal rights of the effective date of the Merger, or (ii) from the Combined Company on or within 10 days after the effective date of the Merger notifying each of the stockholders entitled to appraisal rights of such effective date. If provided, that second notice will be provided to all holders of shares of capital stock of Bristow entitled to appraisal rights unless the second notice is sent more than 20 days following the sending of the first notice, in which case the second notice will be sent only to each stockholder who is entitled to appraisal rights and who has demanded appraisal of his, her or its shares in accordance with Section 262 of the DGCL.
Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept its portion of the Aggregate Merger Consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the Combined Company, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Combined Company. Within 120 days after the effective date of the Merger, but not later, any Bristow stockholder that has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Combined Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of Bristow Common Stock held by all such stockholders. Bristow is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the effective date of the Merger, any stockholder that has complied in full with the provisions of Section 262 of the DGCL will be entitled to receive from Bristow, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), a statement setting forth the aggregate number of shares not voted in favor of (or consented in writing to) the adoption of the Merger Agreement and approval of the Merger and with respect to which Bristow has received demands for appraisal, and the aggregate number of holders of those shares. Upon receiving such a written request, Bristow must give the statement within the later of 10 days after receipt by Bristow of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Bristow Common Stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from Bristow the statement described in this paragraph.
If a petition for appraisal is duly and timely filed by any holder of shares of Bristow Common Stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is served upon the Combined Company, as the surviving corporation in the Merger, the Combined Company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. The Delaware Court of Chancery will then determine which stockholders have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Bristow Common Stock, exclusive of any element of value arising from the accomplishment or expectation as a result of the Merger, together with any interest, if any, to be paid upon the amount determined to be the fair value. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon accrued during the pendency of the proceeding if the Delaware Court of Chancery so determines, by the Combined Company, as the surviving corporation in the Merger, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceedings, the Combined Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue only on the difference, if any, between the amount so paid and the fair value determined by the Delaware Court of Chancery and any interest theretofore accrued, unless paid at such time.
The Delaware Chancery Court is required to dismiss all appraisal proceedings brought by Bristow stockholders who are entitled to appraisal unless (a) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of Bristow Common Stock eligible for appraisal or (b) the value of the Merger Consideration with respect to all shares entitled to appraisal exceeds $1,000,000.
In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In Dell, Inc. v. Magnetar Global Event Driven Master Fund Ltd., 177 A.3d 1 (Del. 2017) and DFC Global Corp. v. Muirfield Value Partners, L.P., 172 A.3d 346 (Del. 2017), the Delaware Supreme Court declined to adopt a presumption favoring reliance upon the deal price in determining fair value, but noted that the deal price is one of the relevant factors to be considered, and can often be the best evidence of fair value in arm’s-length mergers with a robust sales process. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of Bristow Common Stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. We do not anticipate offering more than the Aggregate Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Bristow Common Stock is less than the value of the Aggregate Merger Consideration.
If no party files a petition for appraisal within 120 days after the Effective Time, then all dissenting stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration, without interest thereon, less any withholding taxes.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. Each stockholder is responsible for its own attorneys’ and experts’ expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.
Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote the shares of Bristow Common Stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Bristow Common Stock as of a record date prior to the effective date of the Merger.
Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the Combined Company, as the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Combined Company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of such court and such approval may be conditioned on terms the Delaware Court of Chancery deems just; provided, however, that the foregoing will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the effective date of the Merger. If a Bristow stockholder fails to perfect, successfully withdraw or loses the appraisal right, his, her or its shares of Bristow Common Stock will be converted into the right to receive the Merger Consideration, without interest thereon, less any withholding taxes.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH APPRAISAL RIGHTS. In that event, a Bristow stockholder will be entitled to receive the Merger Consideration for his, her or its shares in accordance with the terms of the Merger Agreement.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL. PLEASE DO NOT DELIVER ANY DEMAND FOR APPRAISAL TO BRISTOW AT THIS TIME. ONLY DEMANDS FOR APPRAISAL PROPERLY SUMBITTED WITHIN 20 DAYS AFTER THE DATE OF GIVING THE NOTICE OF APPRAISAL RIGHTS REQUIRED UNDER SECTION 262 OF THE DGCL WILL CONSTITUTE A VALID DEMAND FOR APPRAISAL UNDER DELAWARE LAW.

MATTERS TO BE SUBMITTED TO A VOTE OF ERA STOCKHOLDERS
Era Proposal No. 1 – Approval of Issuance of Era Common Stock in the Merger
Approval of the Stock Issuance Proposal Requires the Affirmative Vote of Holders of a Majority of the Votes Cast at the Era Annual Meeting
The issuance of shares of Era Common Stock in connection with the Merger is subject to approval by the Era stockholders as required by applicable rules of the NYSE. If each of the Stock Issuance Proposal and the Share Increase Proposal is approved by the Era stockholders and the conditions to consummating the Merger as set forth in the Merger Agreement are satisfied or waived, at the Effective Time, shares of Bristow Common Stock that are outstanding immediately prior to the Closing Date (including, among other things, shares issued as a result of the Preferred Stock Conversion as more fully described in the joint proxy and consent solicitation statement/prospectus) will be converted into the right to receive an aggregate number of shares of the outstanding shares of Era Common Stock equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era Common Stock outstanding immediately prior to the Merger, calculated on a fully-diluted basis, divided by (y) 23%, as appropriately adjusted for the Reverse Stock Split, if effected. Each holder of Bristow Common Stock, other than holders of Dissenting Shares, will be entitled to receive, for each share of Bristow Common Stock, a number of shares of Era Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Bristow Common Stock outstanding immediately prior to the Merger (including, among other things, shares issued as a result of the Preferred Stock Conversion and any shares underlying Bristow options or Bristow RSUs and, if applicable, cash in lieu of fractional shares). Era stockholders will continue to own their existing Era shares, as appropriately adjusted for the Reverse Stock Split, if effected.
Based on the current number of outstanding shares of Bristow Preferred Stock, Bristow Common Stock, stock options and Bristow RSUs, and Era Common Stock, Era Restricted Stock and stock options, Era expects to issue approximately 73,517,873 million shares of Era Common Stock to holders of Bristow Common Stock in the aggregate in the Merger, as appropriately adjusted for the Reverse Stock Split, if effected. Immediately following the completion of the Merger former Bristow stockholders (including former holders of Bristow Preferred Stock) will own 77% of the outstanding shares of Combined Company Common Stock and pre-Merger holders of Era Common Stock will own 23% of the outstanding shares of Combined Company Common Stock.
Era has requested approval of the issuance of shares of Era Common Stock in connection with the Merger because under Section 312.03(c) of the NYSE Listed Company Manual, subject to certain limited exceptions, a company listed on NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or the issuance results in a “change of control” as defined under the rules of the NYSE. If the Merger is completed, it is currently estimated that Era will issue or reserve for issuance approximately 73,517,873 shares of Era Common Stock in connection with the Merger, as appropriately adjusted for the Reverse Stock Split, if effected, which will exceed 20% of the shares of Era Common Stock outstanding before such issuance, and Bristow’s stockholders will own a majority of the outstanding shares of the Combined Company after the Merger. For these reasons, Era must obtain the approval of Era stockholders for the issuance of shares of Era Common Stock in connection with the Merger.
Era has requested the approval of the adjournment of the Era annual meeting, if necessary or appropriate, and the solicitation of additional proxies if there are insufficient votes cast at the Era annual meeting to approve the issuance of the Era Common Stock to current Bristow stockholders pursuant to the Merger Agreement.
Vote Required
In order to approve the Stock Issuance Proposal, the majority of the total votes cast by holders of Era Common Stock at the Era annual meeting must vote in favor of the Stock Issuance Proposal. As of the Era Record Date, May 4, 2020, Era’s directors and executive officers and their affiliates held approximately 8.85% of the outstanding shares of Era Common Stock entitled to vote at the Era annual meeting. For the purpose of obtaining this approval, Era shall take all action necessary in accordance with applicable law, Era’s amended and restated certificate of incorporation and Era’s amended and restated bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the registration statement on the Form S-4, of which this joint proxy and consent solicitation statement/prospectus forms a part, is declared effective (and, in any case, no later than 45 days after such date). In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
Recommendation of the Era Board
Under the Merger Agreement, approval of this proposal is a condition to the completion of the Merger and other transactions contemplated therein. The issuance of shares of Era Common Stock in connection with the Merger shall act as consideration for the Merger and other transactions. The Era Board has unanimously approved and declared advisable the Merger Agreement and the Merger. The Era Board recommends that Era stockholders vote “FOR” the Stock Issuance Proposal.
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF ERA COMMON STOCK IN CONNECTION WITH THE MERGER.
Era Proposal No. 2 – Election of Directors
Approval of the Election of Six Board of Directors Members Requires the Affirmative Vote of Holders of a Plurality of the Votes Cast at the Era Annual Meeting, Subject to an Additional Majority Vote Requirement
The Era Board has nominated the following individuals for election as directors of Era to serve until the next annual meeting of Era or until his/her successor is elected and qualified or until his/her earlier resignation or removal (except that, if the Merger is completed, the board of directors of the Combinbed Company will be reconstituted as provided in the Merger Agreement and described in the section entitled “The Merger Agreement—Governance Matters Following the Merger”):
Christopher S. Bradshaw
Charles Fabrikant
Ann Fairbanks
Christopher P. Papouras
Yueping Sun
Steven Webster
Each of the above nominees is currently serving as a director of Era. Biographical information for each nominee is contained in the “— Directors” section below.
The Era Board has no reason to believe that any of its nominees will be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, either the number of Era’s directors will be reduced or the persons acting under the proxy will vote for the election of a substitute nominee that the Era recommends.
Additionally, the Era stockholders should understand that if the Merger is completed, the effect of the approval of the nomination of Christopher S. Bradshaw, Charles Fabrikant, Ann Fairbanks, Christopher P. Papouras, Yueping Sun and Steven Webster to serve as directors of the Era Board will be limited in duration because immediately following the completion of the Merger, the Combined Company’s board of directors is expected to intially be composed of eight directors. Six of the current directors of Bristow, including G. Mark Mickelson, Hooman Yazhari, Lorin L. Brass, Wesley E. Kern, Robert J. Manzo, and Brian D. Truelove, are expected to serve as directors of the Combined Company, as are Christopher S. Bradshaw and Charles Fabrikant, who are currently directors of Era. Promptly after the Closing Date, subject to SEC and applicable stock exchange rules, the directors of the Combined Company expect to appoint one additional director pursuant to the Merger Agreement.
Vote Required
Directors are elected by a plurality of the shares of Era Common Stock present in person or represented by proxy at the Era annual meeting and voting on the matter. However, each nominee who is a current director of Era is required to submit an irrevocable resignation as a director, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in favor of his or her election in an uncontested election (i.e., the number of votes “for” such director’s election constitutes less than the number of votes “withheld” with respect to such director’s election) and (2) acceptance by the Era Board of that resignation in accordance with the policies and procedures adopted by the Era Board for such purpose. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will not affect the outcome of this proposal.
Recommendation of the Era Board
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO ELECT THE NAMED DIRECTORS TO THE ERA BOARD.
DIRECTORS
Name	Age	Title
Christopher S. Bradshaw	43	President & Chief Executive Officer and Director
Charles Fabrikant	75	Chairman of the Era Board and Director
Ann Fairbanks	78	Director
Christopher P. Papouras	52	Director
Yueping Sun	63	Director
Steven Webster	68	Director
The Era Board currently consists of six members. Era’s directors hold office until the next annual meeting of Era or until his or her successor is elected and qualifies, subject, however, to prior death, resignation, retirement or removal from office. Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding voting stock of Era.
Set forth below is biographical information about each of Era’s directors and nominees for director.
Christopher S. Bradshaw has served as the President and Chief Executive Officer of Era since November 2014 and Chief Financial Officer from October 2012 to September 2015. Mr. Bradshaw was appointed a director of the Era Board in February 2015. He served as Era’s Acting Chief Executive Officer from August 2014 to November 2014. Additionally, Mr. Bradshaw is an officer and director of certain joint ventures and subsidiaries of Era. From 2009 until 2012, Mr. Bradshaw served as Managing Partner and Chief Financial Officer of U.S. Capital Advisors LLC, an independent financial advisory firm that he co-founded. Prior to co-founding U.S. Capital Advisors LLC, Mr. Bradshaw was an energy investment banker at UBS Securities LLC, Morgan Stanley & Co., and PaineWebber Incorporated.
As Chief Executive Officer, Mr. Bradshaw provides valuable insight to the Era Board on the Era’s day-to-day operations. Mr. Bradshaw also adds a valuable perspective to the Era Board given his strong background in corporate finance and investment banking within the energy sector.
Charles Fabrikant is the Non-Executive Chairman of the Era Board. Mr. Fabrikant served as Era’s President and Chief Executive Officer from October 2011 to April 2012 and has served as Chairman of the Board since July 2011. Mr. Fabrikant co-founded SEACOR Holdings Inc. (“SEACOR”) and has served as a director of SEACOR and several of its subsidiaries since its inception in 1989. Mr. Fabrikant currently serves as Executive Chairman and Chief Executive Officer of SEACOR and as the Non-Executive Chairman of SEACOR’s former marine services division, SEACOR Marine Holdings Inc. Additionally, Mr. Fabrikant has served as director of Diamond Offshore Drilling, Inc., a contract oil and gas driller, from January 2004 through May 2019. He also serves as President of Fabrikant International Corporation, a privately owned corporation engaged in marine investments. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University.
With over 30 years of experience in the maritime, transportation, investment and environmental industries, and his position as the co-founder of SEACOR and Era’s former President and Chief Executive Officer, Mr. Fabrikant’s broad experience and deep understanding of Era make him uniquely qualified to serve as Non-Executive Chairman of the Era Board.
Ann Fairbanks has been a member of the Era Board since March 2013. Mrs. Fairbanks is the founder and Chairman of the Fairbanks Investment Fund, a U.S. private equity fund. She is currently Chairman of the board of ProteoNic B.V., a director on the boards of Invectys S.A. and Routin S.A, and Chairman of Layalina Productions, a non-profit organization. Mrs. Fairbanks served in a number of U.S. government positions, including as Executive Director of the Federal Home Loan Bank Board from 1983 to 1987, as Deputy Assistant Director for Economic Policy on the White House Domestic Policy Staff of President Ronald Reagan from 1981 to 1983, and as Presidential Appointee on the founding board of the Federal Home Loan Mortgage Corporation until 1994. Mrs. Fairbanks formerly served as Lead Director of ING Direct until its sale to Capital One Bank in 2010. Mrs. Fairbanks has served on the board of directors and Executive Committee of the French-American Foundation in New York since 2002, and serves as a member of each of the National Committee of the Aspen Music Festival since 2001 and the International Women’s Forum in Washington, D.C., since 1996. Mrs. Fairbanks formerly served as a member of the board of directors of the French-American Foundation, in France, from 2006 to 2010.
Mrs. Fairbanks’ extensive experience with investment activities and board positions provides additional depth to the Era Board’s analysis and evaluation of investment and acquisition opportunities and other corporate opportunities. Mrs. Fairbanks’ broad experience enhances the Era Board’s leadership, corporate governance and diversity.
Christopher P. Papouras has been a member of the Era Board since March 2013. Mr. Papouras was President of Nabors Drilling Solutions, a provider of oil and gas drilling services, from 2015 until June 2018, and Chairman of Canrig Drilling Technology, Ltd. (“Canrig”), a leading supplier of drilling equipment for the oil and gas drilling industry, from February 2016 until June 2018. Prior to that, Mr. Papouras was President of Canrig from 1998 to February 2016, President of Epoch Well Services, Inc., a provider of information technology services to the oil and gas industry, Assistant to the Chairman of Nabors Industries, Inc., a land drilling contractor and subsidiary of Nabors Industries Ltd., and a member of the board of directors of Accend, Inc., a private company that offers software solutions for the oil and gas industry. Mr. Papouras formerly served on the board of directors of Quantico Energy Solutions LLC, a data analytics company with a focus on the oil and gas industry, and Reelwell AS, an oilfield service company. Mr. Papouras became a member of the board of directors of SEACOR in March 2018 and Freight Farms, a manufacturer of containerized farming units, in February of 2020. Mr. Papouras is active in the Young Presidents’ Organization, serves on the board of directors of Knowledge is Power Program, Houston Public Schools and on the board of directors of the Boys & Girls Club of Greater Houston.
Mr. Papouras brings extensive industry experience as well as corporate leadership and financial and operational management experience to the Era Board.
Yueping Sun has been a member of the Era Board since March 2013. Ms. Sun has been Of Counsel for the law firm of Yetter Coleman LLP since 2005, where her principal areas of practice include corporate and securities law. She also has served as Rice University Representative since 2004. Previously, Ms. Sun practiced law in New York City with White & Case LLP and Sidley Austin Brown & Wood LLP. Ms. Sun is a board member of the Asia Society Texas Center, Teach for America and the United Way of Greater Houston, a trustee of Texas Children’s Hospital and honorary co-chair of Rice’s Baker Institute Roundtable. Ms. Sun also serves as a member of the advisory board of Rice’s Shepherd School of Music, the Kinder Institute for Urban Research, Asian Chamber of Commerce, Chinese Community Center, and the Mayor’s International Trade and Development Council for Asia/Australia. Ms. Sun has been recognized by several organizations for her contributions to the community, including the 2010 International Executive of the Year, Texas China Distinguished Leader in Education Award, the 2011 Asian American Leadership Award, Woman on the Move, one of the 50 Most Influential Women of 2010 and the 2012 ABC Channel 13 Woman of Distinction.
Ms. Sun’s experience as a corporate and securities lawyer concentrating on cross-border and other corporate transactions adds value to the Era Board with respect to transactional matters and corporate governance, and her broad experience provides for enhanced diversity on the Era Board.
Steven Webster has been a member of the Era Board since January 2013. Mr. Webster served on SEACOR’s board of directors from September 2005 to January 2013. Mr. Webster is currently Managing Partner of AEC Partners LP, a private equity investment business formed in 2018 to invest in the energy sector. Mr. Webster remains a Co-Managing Partner of Avista Capital Partners LP, a private equity investment business that he co-founded in 2005 that focuses on the energy, healthcare and other industries. From 2000 through June 2005, Mr. Webster was Chairman of Global Energy Partners, an affiliate of Credit Suisse First Boston’s Alternative Capital Division. From 1988 through 1997, Mr. Webster was Chairman and Chief Executive Officer of Falcon Drilling Company, Inc. (“Falcon Drilling”), an offshore drilling company he founded, and through 1999, served as President and Chief Executive Officer of R&B Falcon Corporation (“R&B Falcon”), the successor to Falcon Drilling formed through its merger with Reading & Bates Corporation. Mr. Webster served as a Vice Chairman of R&B Falcon until 2001 when it merged with Transocean, Inc. Mr. Webster formerly served on the board of directors of various public companies both in the energy and other industries. Mr. Webster currently serves as Chairman of Carrizo Oil & Gas, Inc., a Houston based independent public energy company engaged in the exploration, development and production of natural gas and oil. He is also a Trust Manager of Camden Property Trust, a public real estate investment trust specializing in multi-family housing, and director of Oceaneering International Inc., a Houston based public subsea engineering and applied technology company, and various private companies. Mr. Webster holds an MBA from Harvard Business School where he was a Baker Scholar. He also holds a Bachelor of Science Degree in Industrial Management and an Honorary Doctorate in Management from Purdue University.
Mr. Webster’s extensive experience with private equity and equity-related investments provides additional depth to the Era Board’s analysis of investment and acquisition opportunities. His board positions and his experience as Chairman and Chief Executive Officer of a public company provide additional experience to the Era Board in evaluating corporate opportunities. For additional information, please refer to the Directors, Executive Officers and Corporate Governance section of Era's Annual Report on Form 10-K filed with the SEC on March 6, 2020 and incorporated herein by reference.
Era Proposal No. 3 – Approval of the Share Increase Proposal
Approval of the Share Increase Proposal Requires the Vote of the Holders of at least a Majority of the Voting Power of all Outstanding Shares of Era Common Stock entitled to Vote.
The Era Board has approved and recommends to the Era stockholders the approval of the Era Charter Amendment No. 1, a copy of which is attached as Annex G to this joint proxy and consent solicitation statement/prospectus, which would become effective upon the consummation of the Merger and filing with the Secretary of State of the State of Delaware. The discussion below is qualified in its entirety by reference to full text of the Era Charter Amendment No. 1.
The Era Board proposes to adopt the Era Charter Amendment No. 1 to increase the number of authorized shares of Era Common Stock. Currently, the Era Amended and Restated Certificate of Incorporation authorizes an aggregate of 70,000,000 shares of all classes of Era stock, consisting of 60,000,000 shares of Era Common Stock and 10,000,000 shares of Era Preferred Stock. Completion of the Merger requires the approval of the Share Increase Proposal if the Reverse Stock Split Proposal is not effected because the number of shares of Era Common Stock to be issued to Bristow stockholders in connection with the Merger, together with the number of shares of Era Common Stock outstanding or reserved for issuance, will exceed the current aggregate number of authorized shares of Era Common Stock. In addition, even if the Reverse Stock Split Proposal is effected, the Era Board considers an increase in the authorized shares to be desirable because it will provide greater flexibility in the capital structure of the Combined Company following the Merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors of the Combined Company in the future.
If the Share Increase Proposal is approved and the Reverse Stock Split is not effected, upon filing of the Era Charter Amendment No. 1 with the Secretary of State of Delaware:
•	the total number of authorized shares of all classes of Era stock will be increased from 70,000,000 to 310,000,000;
•	the total number of authorized shares of Era Common Stock will be increased from 60,000,000 to 300,000,000; and
•	the total number of authorized shares of Era Preferred Stock will remain at 10,000,000 shares.
If the Share Increase Proposal is approved and the Reverse Stock Split is effected, upon filing of the Era Charter Amendment No. 1 with the Secretary of State of Delaware:
•	the total number of authorized shares of all classes of Era stock will be increased from 70,000,000 to 110,000,000;

•	the total number of authorized shares of Era Common Stock will be increased from 60,000,000 to 100,000,000; and
•	the total number of authorized shares of Era Preferred Stock will remain at 10,000,000 shares.
As part of the Era Charter Amendment No. 1, Era will change its name to “Bristow Group Inc.” Era intends to file the Era Charter Amendment No. 1, if approved, with the Secretary of State of Delaware upon, or as soon as practicable after, the effectiveness of the Merger.
Required Vote
Approval of the Share Increase Proposal requires the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of Era Common Stock entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
Recommendation of the Era Board
Under the Merger Agreement, approval of this proposal is a condition to the completion of the Merger and other transactions contemplated therein. The Era Board has unanimously approved and declared advisable the Merger Agreement and the Merger. The Era Board recommends that Era stockholders vote “FOR” the Share Increase Proposal.
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO APPROVE THE SHARE INCREASE PROPOSAL.
Era Proposal No. 4 – Approval of the Reverse Stock Split Proposal
Approval of the Reverse Stock Split Proposal Requires the Vote of the Holders of at least a Majority of the Voting Power of all Outstanding Shares of Era Common Stock entitled to Vote.
General
The Era Board has approved and recommends to the Era stockholders the approval of the Reverse Stock Split Proposal, which would authorize the Era Board to amend the Era certificate of incorporation to effect a reverse stock split of the issued and outstanding shares of Era Common Stock prior to the Effective Time at a ratio of one share for every three shares outstanding. Upon the effectiveness of the Era Charter Amendment No. 2, or the “split effective time,” the shares of Era Common Stock outstanding immediately prior to the split effective time will be reclassified into a smaller number of shares such that an Era stockholder will own one share of Era Common Stock for each three shares of Era Common Stock held by that stockholder immediately prior to the split effective time.
If the Era stockholders approve the Reverse Stock Split, the Era Board will determine whether to effect the Reverse Stock Split. If the Reverse Stock Split Proposal is approved by the stockholders, if and when approved by the Era Board, Era anticipates the Reverse Stock Split would become effective in connection with the closing of the Merger.
The form of the certificate of amendment to the certificate of incorporation of Era to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split, but it will not, except as otherwise described in the Share Increase Proposal, increase the number of authorized shares of Era Common Stock, nor will it change the number of authorized shares of preferred stock, or the par value of Era Common Stock or preferred stock.
Purpose
The Era Board approved the Reverse Stock Split because the Era Board believes authorizing the Reverse Stock Split is necessary to ensure that the Era Common Stock remains listed on the NYSE following the closing of the Merger.

There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of Era Common Stock. See “Risk Factors—Risks Related to the Proposed Reverse Stock Split.”
Era cannot predict whether the Reverse Stock Split will increase the market price for Era Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Era Common Stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Era Common Stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the Reverse Stock Split will result in increased trading volume in Era Common Stock;
•	the Reverse Stock Split will result in a per share price that will increase the ability of Era to attract and retain employees; or
•	Era will otherwise meet the requirements of the NYSE or other national securities exchange.
The market price of Era Common Stock will also be based on performance of Era and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Era Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Era may be greater than would occur in the absence of the Reverse Stock Split. Furthermore, the liquidity of Era Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.
Principal Effects of the Reverse Stock Split
The Era Charter Amendment No. 2 authorizing the Reverse Stock Split is set forth in Annex H to this joint proxy and consent solicitation statement/prospectus.
The Reverse Stock Split will be effected simultaneously for all outstanding shares of Era Common Stock. The Reverse Stock Split will affect all of the Era stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Era, except to the extent that the Reverse Stock Split results in any of the Era stockholders owning a fractional share. Era Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Era following the Merger. The Reverse Stock Split will not affect Era continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting Reverse Stock Split
If the Era stockholders approve the Reverse Stock Split Proposal, and if the Era Board still believes that a Reverse Stock Split is in the best interests of Era and its stockholders, Era will file the Era Charter Amendment No. 2 with the Secretary of State of the State of Delaware at such time as the Era Board has determined to be the appropriate split effective time. The Era Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval.
Beneficial Owners of Common Stock. Upon the implementation of the Reverse Stock Split, Era intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Era Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Era Common Stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.
Registered Holders of Common Stock. Certain registered holders of Era Common Stock hold some or all of their shares electronically in book-entry form with Era’s transfer agent, American Stock Transfer & Trust Company,

LLC. These stockholders do not hold physical stock certificates evidencing their ownership of Era Common Stock. However, they are provided with a statement reflecting the number of shares of Era Common Stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Era’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Era Common Stock held following the reverse stock split.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled,to receive in cash (without interest or deduction) the fair value of such fractional shares, as determined in good faith by the Era Board when those entitled to receive such fractional shares are determined. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the Reverse Stock Split Proposal, Era stockholders will be approving a reverse split at a ratio of one share for every three shares outstanding. Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Era is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the split effective date may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Era or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following summary describes the anticipated material U.S. federal income tax consequences of the Reverse Stock Split to U.S. holders of Era Common Stock. The discussion is based on the provisions of the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Any such change to applicable tax law could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under foreign, state, and local laws, U.S. federal laws other than those pertaining to income tax, and U.S. federal laws applicable to alternative minimum taxes or the “Medicare” tax on net investment income, are not addressed herein.
For purposes of this discussion, the term “U.S. holder” is used to mean a beneficial owner of Era Common Stock that is:
•	an individual citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Reverse Stock Split. This discussion addresses only those U.S. holders of Era Common Stock that hold their Era Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Era Common Stock in light of their individual circumstances or to holders of Era Common Stock that are subject to special rules, for example:
•	financial institutions;
•	pass-through entities (or other entities or arrangements classified as pass-through entities for U.S. federal income tax purposes) or investors in pass-through entities;
•	insurance companies;
•	mutual funds;
•	tax-exempt organizations or governmental organizations;
•	dealers or brokers in securities or currencies;persons that hold Era Common Stock that are subject to the alternative minimum tax;
•	retirement or other tax-deferred accounts;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Era Common Stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	regulated investment companies;
•	real estate investment trusts;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons required to accelerate the recognition of any item of gross income with respect to Era Common Stock as a result of such income being recognized on an applicable financial statement;
•	persons who are not citizens or residents of the United States or who are U.S. expatriates or former citizens or long-term residents of the United States;
•	persons who actually or constructively own 5% or more (by vote or value) of the outstanding shares of Era Common Stock;
•	persons who own Era Common Stock that is “section 306 stock” within the meaning of Section 306(c) of the Code;
•	holders who acquired their shares of Era Common Stock through the exercise of an employee stock option or otherwise as compensation; and
•	holders of Era Common Stock that actually or constructively own Bristow Common Stock.
This discussion also does not address the tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split (whether or not they are in connection with the Reverse Stock Split), including, without limitation, transactions in which Era Common Stock is acquired.
If a partnership or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds Era Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Reverse Stock Split to them.
No IRS rulings will be sought by Era with respect to the Reverse Stock Split, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in herein. The actual tax consequences of the Reverse Stock Split to you may be complex and will depend on your specific situation and on factors that are not within Era’s control. You should consult with your own tax advisor as to the tax consequences of the Reverse Stock Split in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.
Treatment of the Reverse Stock Split as a “Recapitalization” for U.S. Federal Income Tax Purposes
The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, (a) a U.S. holder of Era Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Era Common Stock, as discussed below, (b) such U.S. holder’s aggregate tax basis in the shares of Era Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of Era Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Era Common Stock), and (c) such U.S. holder’s holding period in the shares of Era Common Stock received should include the holding period in the shares of Era Common Stock surrendered. U.S. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the shares of Era Common Stock surrendered to the shares of Era Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. holders of shares of Era Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. holder of Era Common Stock that receives cash in lieu of a fractional share of Era Common Stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Era Common Stock surrendered that is allocated to such fractional share of Era Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for the Era Common Stock surrendered exceeded one year at the split effective time. For U.S. holders of Era Common Stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
A U.S. holder of Era Common Stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the Reverse Stock Split. The current backup withholding rate is 24%. A U.S. holder of Era Common Stock will be subject to backup withholding if such holder is not otherwise exempt and such holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. holder of Era Common Stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. holders of Era Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Required Vote
Approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of Era Common Stock entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
Recommendation of the Era Board
The Era Board recommends that Era stockholders vote “FOR” the Reverse Stock Split Proposal.
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO APPROVE THE REVERSE STOCK SPLIT PROPOSAL.

Era Proposal No. 5 – Ratification of Appointment of Independent Registered Accounting Firm
Ratification of the appointment of Independent Registered Accounting Firm Requires the Affirmative Vote of Holders of a Majority of the Votes Cast at the Era Annual Meeting
The Era Board has requested the Era stockholders to ratify the appointment of Grant Thornton LLP as Era’s independent registered public accounting firm for the period of time before the consummation of the Merger After the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors and audit comittee of the Combined Company. Representatives of Grant Thornton LLP are expected to be virtually present at the Era annual meeting and will have the opportunity to make statements if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.
Era's audit committee is submitting the selection of Grant Thornton LLP to the Era stockholders because Era values its stockholders' views on its independent registered public accounting firm and as a matter of good corporate governance. If this proposal does not receive the affirmative approval of holders of a majority of the shares of Era Common Stock present in person or represented by proxy at the Era annual meeting and entitled to vote on the matter, Era's audit committee would reconsider the appointment. Notwithstanding its selection and even if the Era stockholders ratify the selection, Era's audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in Era's best interests and the interests of the Era stockholders.
Additionally, Era stockholders should understand that if the Merger is completed, the effect of the approval of the ratification of the selection of Grant Thornton LLP as Era’s independent registered public accounting firm may be limited to the period of time prior to the Merger, since the Combined Company may decide to engage a new independent audit firm immediately or shortly after completion of the Merger.
Service Fees Paid to the Independent Registered Public Accounting Firm
Era's audit committee has considered the scope and fee arrangements for all services provided by Grant Thornton LLP, taking into account whether the provision of non-audit-related services is compatible with maintaining Grant Thornton LLP’s independence. Era retained Grant Thornton LLP to provide services in the following categories and amounts, and the following table presents fees for professional audit services rendered by Grant Thornton LLP for the audit of Era's annual financial statements for the years ended 2019 and 2018.
Fee Category	Fiscal Year 2019	Fiscal Year 2018
Audit fees	$1,001,406	$1,024,663
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$1,001,406	$1,024,663
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm
Era's audit committee generally pre-approves all audit and permitted non-audit and tax services provided by the independent registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. Era's audit committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees described in the table above were approved by Era's audit committee.
Vote Required
Approval of this independent registered public accounting firm proposal requires the affirmative vote of a majority of the shares of Era Common Stock present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
ERA AUDIT COMMITTEE REPORT
In connection with Era’s consolidated financial statements for the year ended December 31, 2019, the Audit Committee has:
•	reviewed and discussed the audited financial statements with management;
•	discussed with Era’s independent registered public accounting firm, Grant Thornton LLP, the matters required to be discussed by Auditing Standard No. 1301: Communications with Audit Committees; and
•
received the written disclosures and the letter from Grant Thornton LLP as required by the Public Company Accounting Oversight Board regarding Grant Thornton LLP’s communications with the Audit Committee concerning independence, and has discussed with Grant Thornton LLP its independence.

Based on the review and discussions with Era’s management and the independent registered public accounting firm, as set forth above, the Audit Committee recommended to the Era Board that the audited financial statements be included in Era’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the SEC.
The foregoing report is respectfully submitted by the Audit Committee.
Ann Fairbanks
Christopher P. Papouras
Steven Webster
The foregoing report shall not be deemed incorporated by reference by any general statement or reference to this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that Era specifically incorporates this information by reference, and shall not otherwise be deemed filed under those Acts.
Recommendation of the Era Board
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO RATIFY THE APPOINTMENT OF GRANT THORNTON LLP AS ERA'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE PERIOD OF TIME BEFORE THE CONSUMMATION OF THE MERGER.
Era Proposal No. 6 – Advisory Vote to Approve Named Executive Officer Compensation
Approval of Named Executive Officer Compensation Requires the Affirmative Vote of Holders of a Majority of the Votes Cast at the Era Annual Meeting
As required by Section 14A of the Exchange Act and pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Era stockholders are being asked to vote to approve, on an advisory, non-binding basis, the compensation of the Era’s named executive officers as disclosed in this joint proxy and consent solicitation statement/prospectus in accordance with the SEC’s rules. As required by the Dodd-Frank Act, the Board is submitting such a “say-on pay” proposal to our stockholders for consideration. At our 2019 annual meeting, our stockholders approved holding these say-on-pay advisory votes annually and, accordingly, the Board has adopted a policy of holding say-on-pay advisory votes on an annual basis. Following the say-on-pay advisory vote at this year’s annual meeting, the next say-on-pay advisory vote will be held at the annual meeting held in 2021.
We were pleased that 91.48% of stockholder votes cast on the say-on-pay proposal at the 2019 annual meeting were cast in favor of our executive compensation program for fiscal year 2018. Given this high level of support, we did not make any significant changes to our executive compensation program as a result of last year’s say-on-pay vote. We believe that Era’s executive compensation programs are effectively tailored to recruit and retain senior executives capable of executing Era’s business strategies and its various operations, and appropriately aligning pay with contributions to, and leadership in, executing Era’s business strategies.

The Era Board invites you to review carefully the compensation narrative and the tabular and other related disclosures on executive compensation incorporated by reference in this joint proxy and consent solicitation statement/prospectus from Era’s Annual Report on Form 10-K for the year ended December 31, 2019. Based upon that review, the Era Board recommends that the stockholders approve, on a non-binding, advisory basis, the compensation of Era’s named executive officers, as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any narrative executive compensation disclosure incorporated by reference in this joint proxy and consent solicitation statement/prospectus from Era’s Annual Report on Form 10-K for the year ended December 31, 2019. Accordingly, the Era Board asks the Era stockholders to vote “FOR” the following resolution at the Meeting:
This vote is not intended to address any specific item of compensation, but rather the overall compensation of Era’s named executive officers and the policies and procedures described in this joint proxy and consent solicitation statement/prospectus.
“RESOLVED, that the compensation paid to Era’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in Era’s Annual Report on Form 10-K for the year ended December 31, 2019, as incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including the compensation discussion and analysis, compensation tables and narrative discussion set forth therein, is hereby approved on an advisory basis.”
The advisory vote to approve the compensation of Era’s named executive officers is non-binding; meaning that the Era Board will not be obligated to take any compensation actions, or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes present (virtually or by proxy) at the Era annual meeting. Although this say-on-pay vote is non-binding, the Era Board and the compensation committee will carefully review and consider the results of the vote. The compensation committee will consider our stockholders’ concerns and take them into account when designing future executive compensation programs. If the stockholders do not approve this say-on-pay proposal or there is a significant vote against it, we intend to communicate directly with our stockholders to better understand the concerns that influenced the negative vote.
The proxy holders named on the accompanying proxy card will vote in favor of this advisory “say-on-pay” vote unless a stockholder directs otherwise.
Vote Required
Approval of this executive officer compensation proposal requires the affirmative vote of a majority of the shares of Era Common Stock present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
Recommendation of the Era Board
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6 TO APPROVE THE NAMED EXECUTIVE OFFICER’S COMPENSATION.
Era Proposal No. 7 – Adjournment Vote
The Era Board has requested the approval of one or more adjournments of the Era annual meeting to a later date or dates, if appropriate, to solicit additional proxies if there are insufficient votes to approve either (i) the Stock Issuance Proposal, (ii) the Share Increase Proposal or (iii) the Reverse Stock Split Proposal at the time of the Era annual meeting. If the Era stockholders approve the adjournment proposal, Era could adjourn the Era annual meeting and any adjourned session of the Era annual meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the approval of the Stock Issuance Proposal, the approval of the Share Increase Proposal or the Reverse Stock Split Proposal. Among other things, approval of the adjournment proposal could mean that, even if Era had received proxies representing a sufficient number of votes against the proposal to approve the Stock Issuance Proposal and/or the Share Increase Proposal and/or the Reverse Stock Split Proposal, such that the proposal(s) would be defeated, Era could adjourn the Era annual meeting without a vote on the proposal(s) to approve the Stock Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal and seek to convince the holders of those shares to change their votes to votes in favor of such proposal(s). Additionally, Era may seek to adjourn the Era annual meeting if a quorum is not present at the meeting.
Vote Required
Approval of this adjournment proposal requires the affirmative vote of a majority of the shares of Era Common Stock present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Era Common Stock present at the Era annual meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote against the proposal.
Recommendation of the Era Board
THE ERA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 7 TO APPROVE ONE OR MORE ADJOURNMENT VOTES OF THE ERA ANNUAL MEETING.
BRISTOW SOLICITATION OF WRITTEN CONSENTS
The Bristow Board is providing this joint proxy and consent solicitation statement/prospectus to the Bristow stockholders in connection with the consent solicitation. The Bristow stockholders are being asked to consent to the approval of the Bristow Merger Proposal and approval of, on a non-binding, advisory basis, the Bristow Compensation Proposal, by signing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus. This joint proxy and consent solicitation statement/prospectus contains important information for you to consider when deciding whether to consent to, withhold consent from or abstain from any particular proposal. Please read it carefully and in its entirety.
Executing Consents
You may execute a written consent to the approval of the Bristow Merger Proposal or, on an advisory, non-binding basis, the Bristow Compensation Proposal (which is effectively equivalent to a vote “FOR” such proposal) or withhold consent from, or abstain from consenting with respect to, the approval of the Bristow Merger Proposal or, on an advisory, non-binding basis, the Bristow Compensation Proposal (which is effectively equivalent to a vote “against” such proposal). If you are a Bristow stockholder as of the close of business on the Bristow Record Date and you return a signed and dated written consent without indicating whether you consent to, withhold consent from or abstain from any particular proposal, you will be deemed to have elected to consent to such proposal. If you do not return your written consent, it will have the same effect as withholding your consent from the approval of the Bristow Merger Proposal and, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal.
Recommendation of the Bristow Board
After consideration and consultation with its advisors, on January 23, 2020 the Bristow Board declared it advisable and in the best interests of Bristow and its stockholders that Bristow enter into the Merger Agreement and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the Bristow stockholders approve the adoption of the Merger Agreement. For more information regarding the factors considered by the Bristow Board in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, see “The Merger— Bristow’s Reasons for the Merger and Recommendations of the Bristow Board” beginning on page 71.
The Bristow Board unanimously recommends that Bristow stockholders “CONSENT” to the approval of the Bristow Merger Proposal and “CONSENT” to the approval, on a non-binding, advisory basis, of the Bristow Compensation Proposal by executing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus. See “The Merger— Bristow’s Reasons for the Merger and Recommendation of the Bristow Board” beginning on page 71.
Bristow Record Date; Stockholders Entitled to Consent
Only Bristow stockholders of record as of the close of business on the Bristow Record Date will be notified of and be entitled to sign and return a written consent. Under the Bristow certificate of incorporation, each outstanding share of Bristow Common Stock is entitled to one vote on each matter submitted to a vote or to be acted on by written consent and each outstanding share of Bristow Preferred Stock is entitled to 1.33 votes (on an as-converted basis) on each matter submitted to a vote or to be acted on by written consent.
Consent Required
Approval of the Bristow Merger Proposal and, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal each requires the consent of the holders of a majority of the total aggregate voting power of the shares of Bristow Common Stock (together with the outstanding Bristow Preferred Stock voting on an “as-converted” basis) issued and outstanding, voting as a single class.
Share Ownership of and Voting by Bristow Directors and Executive Officers
As of the close of business on March 31, 2020, there were 11,235,566 shares of Bristow Common Stock and 6,824,582 shares of Bristow Preferred Stock issued and outstanding and entitled to consent with respect to the approval of the Bristow Merger Proposal and, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal. Directors and officers of Bristow and their affiliates owned and were entitled to consent with respect to shares of Bristow Common Stock and Bristow Preferred Stock, representing less than one percent of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding as of the close of business on March 31, 2020, the last practicable date before the date of this joint proxy and consent solicitation statement/prospectus. Bristow currently expects that its directors and officers will deliver written consents to the approval of Bristow Merger Proposal and, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal, although none of them has entered into any agreements obligating him or her to do so.
Submission of Consents
You may consent to the approval the Bristow Merger Proposal and, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal with respect to your shares of Bristow Common Stock and/or Bristow Preferred Stock by completing and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus and returning it to D. F. King & Co., Inc. before the earlier to occur of the receipt by Bristow of the requisite Bristow stockholder approval and the Bristow Consent Deadline.
If you hold shares of Bristow Common Stock and/or Bristow Preferred Stock as of the close of business on the Bristow Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to D. F. King & Co., Inc..
Please complete, date and sign the enclosed written consent and promptly return via email a .pdf copy of your signed and dated written consent to Bristow to the email address bristowgroup@dfking.com.
Bristow reserves the right to extend the Bristow Consent Deadline beyond June 11, 2020, and any such extension may be made without notice to Bristow stockholders. Under the Voting Agreements, SDIC and Solus agreed to deliver to Bristow a written consent in favor of the Merger and adoption of the Merger Agreement in respect of all shares of Bristow Common Stock and Bristow Preferred Stock beneficially owned by SDIC and Solus collectively representing more than a majority of the total aggregate voting power of the shares of Bristow Common Stock and Bristow Preferred Stock issued and outstanding within two Business Days after the time at which the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part becomes effective under the Securities Act, unless (i) any amendment, modification, change or wavier of any provision of the Merger Agreement is made without such stockholder’s consent that reduces the amount or changes the form of the Aggregate Merger Consideration, adversely affects the tax consequences to such stockholder with respect to the consideration to be received in the Merger, changes certain governance rights set forth in the Merger Agreement or extends the End Date beyond January 23, 2021 or (ii) the Merger Agreement is terminated in accordance with its terms. Therefore, unless one of the foregoing conditions is met, a failure of any other Bristow stockholder to deliver a written consent is not expected to have any effect on the approval of the Bristow Merger Proposal or, on a non-binding, advisory basis, the approval of the Bristow Compensation Proposal.
Revocation of Consents
You may change or revoke your written consent at any time before the earlier to occur of the receipt by Bristow of the requisite Bristow stockholder approval and the Bristow Consent Deadline. If you wish to change or revoke your written consent before such time, you may do so by sending in a new written consent with a later date or by delivering a notice of revocation to the corporate secretary of Bristow.
Solicitation of Consents; Expenses
This joint proxy and consent solicitation statement/prospectus is being provided to Bristow stockholders in connection with the consent solicitation. The expense of printing and mailing this joint proxy and consent solicitation statement/prospectus is being borne by Era. Officers and employees of Bristow may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents. Bristow has retained D.F. King & Co., Inc. to aid in the consent solicitation. The fees of D.F. King & Co., Inc. are expected to be $10,000 plus reimbursement of its reasonable out-of-pocket costs.
Other Information
The matters to be considered by the Bristow stockholders in connection with the consent solicitation are of great importance to Bristow stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference herein and complete, date, sign and promptly return the written consent. You may also submit your written consent by email.
Assistance
If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks/Brokers: (212) 269-5550
Toll-free: (877) 478-5043
Email: bristowgroup@dfking.com
Bristow Group Inc.
Attention: Corporate Secretary
3151 Briarpark Drive, Suite 700
Houston, Texas 77042
(713) 267-7600

BRISTOW PROPOSALS
Proposal 1—Bristow Merger Proposal
Bristow stockholders are being asked to approve the adoption of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus. The Voting Agreements provide that each of Solus and SDIC will deliver their written consents within two Business Days of the time at which the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part becomes effective under the Securities Act. The delivery of such written consent by Solus and SDIC will constitute the approval of the Bristow Merger Proposal by the requisite majority of the total aggregate voting power of the Bristow stockholders. In the event the Bristow Merger Proposal is approved by Bristow stockholders, but the Merger Agreement is terminated prior to the closing of the Merger, the Merger will not be completed.
Approval of the Bristow Merger Proposal requires the consent of the holders of a majority of the total aggregate voting power of the shares of Bristow Common Stock (together with the outstanding Bristow Preferred Stock voting on an “as-converted” basis) issued and outstanding, voting as a single class. Abstentions and broker non-votes will have the same effect as consents marked “WITHHOLD CONSENT” as to the approval of the Bristow Merger Proposal.
The Bristow Board unanimously recommends that Bristow stockholders “CONSENT” to the Bristow Merger Proposal.
Proposal 2—Bristow Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Bristow stockholders are being asked to approve, on a non-binding, advisory basis, certain Merger-related executive officer compensation payments that will or may be made to Bristow’s named executive officers in connection with the Merger, as further described in “The Merger—Interests of Certain of Bristow Directors and Executive Officers in the Merger” beginning on page 91.
Accordingly, Bristow is asking Bristow stockholders to consent to the approval of the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be made to Bristow’s named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain of Bristow Directors and Executive Officers in the Merger” beginning on page 91 are hereby APPROVED, on a non-binding, advisory basis.”
The consent to the approval of the Bristow Compensation Proposal is a consent separate and apart from the consent to the approval of the Bristow Merger Proposal. Accordingly, you may withhold consent to the approve Bristow Compensation Proposal and consent to the approval of the Bristow Merger Proposal and vice versa. The consent to the approval of the Bristow Compensation Proposal is advisory in nature and, therefore, not binding on Bristow or the compensation committee of the Bristow Board, regardless of whether the Bristow Merger Proposal is approved. Approval of the Bristow Compensation Proposal is not a condition to the completion of the Merger, and failure to approve the Bristow Compensation Proposal will have no effect on the consent to the approval of the Bristow Merger Proposal.
Approval of the Bristow Compensation Proposal requires the consent of the holders of a majority of the total aggregate voting power of the shares of Bristow Common Stock (together with the outstanding Bristow Preferred Stock voting on an “as-converted” basis) issued and outstanding, voting as a single class. Abstentions and broker non-votes will have the same effect as consents marked “WITHHOLD CONSENT” as to the Bristow Compensation Proposal.
The Bristow Board unanimously recommends that Bristow stockholders “CONSENT” to the Bristow Compensation Proposal.

PRINCIPAL STOCKHOLDERS OF ERA
For information with respect to beneficial ownership of Era Common Stock, see “Era Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, beginning on page 141.
PRINCIPAL STOCKHOLDERS OF BRISTOW
To Bristow’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Bristow Common Stock and Bristow Preferred Stock (except as noted in the footnotes below) as of the close of business on January 29, 2020, the date upon which Bristow’s Form 15, filed on October 31, 2019, became effective, and with respect to: (i) each person known by Bristow to beneficially own 5% or more of the outstanding shares of Bristow Common Stock (on an as-converted basis); (ii) each member of the Bristow Board; (iii) each named executive officer; and (iv) the members of the Bristow Board and Bristow’s current executive officers as a group.
Bristow has determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise noted below, information set forth in the tables below with respect to beneficial ownership of Bristow Common Stock and Bristow Preferred Stock has been obtained from filings made by the named beneficial owners with the SEC as of January 29, 2020 or, in the case of Bristow’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Bristow believes, based on the information furnished to Bristow, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Bristow Common Stock and Bristow Preferred Stock that he, she or it beneficially owns.
Applicable percentage ownership and voting power is based on approximately 11,235,566 shares of Bristow Common Stock outstanding as of March 31, 2020 plus the 7,460,869 shares of Bristow Common Stock beneficially owned in connection with the Bristow Preferred Stock on an “as-converted” basis (as if converted on the Emergence Date).
Unless otherwise noted below, the address of each beneficial owner listed in the table below is 3151 Briarpark Drive, Suite 700, Houston, Texas 77042.
	Common Stock		Voting Power
Names of Beneficial Owner(1)	Number	% of class	%
5% Stockholders:
Solus Alternative Asset Management LP(2)	5,515,109	40.76%	40.76%
South Dakota Investment Council(3)	5,475,116	39.3%	39.3%
Empyrean Capital Partners, LP(4)	2,500,270	19.98%	19.98%
Bain Capital Credit Member, LLC(5)	2,289,422	18.4%	18.4%

Directors and Named Executive Officers:
L. Don Miller	—	—	—
Brian J. Allman	—	—	—
Alan Corbett	—	—	—
Victoria V. Lazar	—	—	—
Robert Phillips	—	—	—
Mary Wersebe	—	—	—
G. Mark Mickelson(6)	2,592	*	*
Hooman Yazhari	—	—	—
Lorin L. Brass	—	—	—
Wesley E. Kern	—	—	—
Robert J. Manzo	—	—	—
Brian D. Truelove	—	—	—
All Executive Officers and Directors as a Group (consisting of 15 persons)	2,592	*	*
(1)	Except as otherwise indicated, the mailing address of each person or entity named in the table is Bristow Group, Inc., 3151 Briarpark Drive, Suite 700, Houston, Texas 77042.

(2)
Reflects shares of Bristow Common Stock directly held by certain funds and/or accounts (the “Solus Funds”) managed by Solus Alternative Asset Management LP and/or subsidiaries or affiliates thereof and includes beneficial ownership of shares of Bristow Common Stock, rounded up to the nearest share, in connection with the Bristow Preferred Stock, as if such Bristow Preferred Stock were converted on the Emergence Date. Solus GP LLC is the general partner of Solus Alternative Asset Management LP, and Christopher Pucillo is the managing member of Solus GP LLC. Each of Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo may be deemed to have shared voting power and/or shared investment power with respect to the shares of Bristow Common Stock held by each Solus Fund. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares of Bristow Common Stock described in this paragraph. The mailing address of each of the entities and persons identified in this paragraph is c/o Solus Alternative Asset Management LP, 410 Park Avenue, 11th Floor, New York, New York 10022.

(3)
Reflects shares of Bristow Common Stock directly held by South Dakota Retirement System (“SDRS”), for which South Dakota Investment Council is the investment manager and includes beneficial ownership of shares of Bristow Common Stock, rounded up to the nearest share, beneficially owned collectively by SDRS in connection with the Bristow Preferred Stock, as if such Bristow Preferred Stock were converted on the Emergence Date. Matthew L. Clark, in his position as the State Investment Officer, has voting and investment power over the SDRS assets and has voting and investment power over the shares. The mailing address of each of the entities and persons identified in this paragraph is c/o South Dakota Investment Council, 4009 W 49th Street, Suite 300, Sioux Falls, South Dakota, 57106.

(4)
Reflects shares of Bristow Common Stock directly held by certain funds and accounts (the “Empyrean Funds”) for which Empyrean Capital Partners, LP (“Empyrean Partners”) is the investment manager and includes beneficial ownership of shares of Bristow Common Stock, rounded up to the nearest share, beneficially owned collectively by the Empyrean Funds in connection with the Bristow Preferred Stock, as if such Bristow Preferred Stock were converted on the Emergence Date. Empyrean Partners is the sole member of Empyrean Investments, LLC (“Empyrean Investments”), and Amos Meron is the managing member of Empyrean Partners. Each of Empyrean Partners, Empyrean Investments and Amos Meron may be deemed to have shared voting power and/or shared investment power with respect to the shares of Bristow Common Stock held by each Empyrean Fund. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares of Bristow Common Stock described in this paragraph. The mailing address of each of the entities and persons identified in this paragraph is c/o Empyrean Capital Partners, LP, 10250 Constellation Blvd, Suite 2950, Los Angeles, CA 90067.

(5)
Reflects shares of Bristow Common Stock directly held by certain funds and accounts (the “Bain Funds”) for which Bain Capital Credit Member, LLC is the investment manager as of the Emergence Date, which is the most recent date for which beneficial ownership information was made available to Bristow with respect to Bristow Common Stock beneficially owned by the Bain Funds. This number includes shares of Bristow Common Stock, rounded up to the nearest share, beneficially owned collectively by the Bain Funds in connection with the Bristow Preferred Stock, as if such Bristow Preferred Stock were converted on the Emergence Date. Each of the foregoing entities and individuals disclaims beneficial ownership of the shares of Bristow Common Stock described in this paragraph. The mailing address of each of the entities and persons identified in this paragraph is c/o Bain Capital Credit Member, LLC, 200 Clarendon Street, Boston, MA 02116.

(6)
Reflects shares of Bristow Common Stock beneficially owned in connection with director stock options, each of which vested on December 31, 2019 and is exercisable for one share of Bristow Common Stock.

*	Represents less than 1%

VALIDITY OF SECURITIES
The validity of the Era Common Stock to be issued in connection with the Merger has been passed upon for Era by Milbank LLP, counsel to Era.
EXPERTS
The consolidated financial statements as of December 31, 2019 and December 31, 2018, and for the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, of Era incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, and with respect to the consolidated financial statements of Dart Holding Company Ltd. as of and for the year ended December 31, 2018, the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Era Group Inc., for the year ended December 31, 2017, appearing in Era Group Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2019, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Bristow as of March 31, 2019 and 2018, and for each of the years in the three-year period ended March 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2019 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering Bristow’s March 31, 2019 consolidated financial statements contains an explanatory paragraph that states Bristow has suffered recurring losses from operations and its liquidity outlook, along with the risks and uncertainties related to its Chapter 11 voluntary petition raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The audit report covering Bristow’s March 31, 2019 consolidated financial statements refers to a change in its method of accounting for revenue.
The audit report on the effectiveness of Bristow’s internal control over financial reporting as of March 31, 2019, expresses an opinion that Bristow did not maintain effective internal control over financial reporting as of March 31, 2019 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weaknesses have been identified and included in management’s assessment:
•
Ineffective control environment as Bristow had an insufficient complement of resources with an appropriate level of knowledge, expertise and skills commensurate with their financial reporting requirements in certain areas. This material weakness contributed to additional control deficiencies over monitoring of debt covenant compliance and asset impairment testing including the review of certain key assumptions and asset grouping determinations.

•
Ineffective risk assessment process, specifically, the process to identify the potential for management override of controls at locations not operating on our centralized enterprise resource planning (“ERP”) system and the process to identify and assess changes that could significantly impact our system of internal control, specifically, changes within our capital structure which resulted in more onerous nonfinancial debt covenants. This material weakness contributed to additional control deficiencies in internal controls over debt covenant compliance monitoring, review of journal entries in certain locations, and the reassessment of accounting for certain elements of Bristow’s accounting for investments in unconsolidated affiliates.

•	Ineffective internal controls over monitoring of compliance with non-financial covenants within certain secured financing and lease agreements.

•	Ineffective internal controls over the review, approval, and documentation of manual journal entries at two of Bristow’s subsidiaries.
With respect to Bristow’s unaudited interim financial information for the periods ended December 31, 2019, included herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in Bristow’s quarterly report for the quarter ended December 31, 2019, and included herein, states that they did not audit, and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a ‘report’ or a ‘part’ of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.
ERA STOCKHOLDER PROPOSALS
Proposals that stockholders believe should be voted upon at Era’s 2021 Annual Meeting of Stockholders may be eligible for inclusion in Era’s proxy statement. Stockholder proposals for the 2021 Annual Meeting of Stockholders must be received in accordance with the provisions of Rule 14a-8 under the Exchange Act by Era on or before January 8, 2021, to be eligible for inclusion in Era’s proxy statement and proxy card relating to the 2021 Annual Meeting of Stockholders pursuant to Rule 14a-8. If the date of next year’s annual meeting has been changed by more than 30 days from the date of this year’s meeting, then the deadline will be a reasonable time before Era begins to print and send its proxy materials. Any such proposals should be sent via registered, certified or express mail to: Corporate Secretary, Era Group Inc., 945 Bunker Hill Rd., Suite 650, Houston, Texas 77024.
As a separate and distinct matter from proposals under Rule 14a-8, in accordance with Section 1.12 of the Era’s amended and restated bylaws, in order for business to be properly brought before the next annual meeting by a stockholder, such stockholder must deliver to Era timely notice thereof. To be timely, a stockholder’s notice must be delivered or mailed to and received by the Secretary at the principal executive offices of Era, not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary date of the previous year’s annual meeting. Accordingly, for the 2021 annual meeting, notice will have to be delivered or received by Era no earlier than February 11, 2021, or later than March 13, 2021. If, however, the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, then, to be considered timely, notice by the stockholders must be received not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Era. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The notice must set forth the information required by the provisions of Era’s amended and restated bylaws dealing with stockholder proposals and nominations of directors. Under current SEC rules, Era is not required to include in this joint proxy and consent solicitation statement/prospectus any director nominated by a stockholder using this process. If Era chooses not to include such a nominee, the stockholder will be required to distribute its own proxy materials in connection with its solicitation of proxies with respect to that nominee.

HOUSEHOLDING OF PROXY MATERIALS
The SEC permits a single set of annual reports and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.
As a result, if a stockholder of Era or Bristow holds shares through a broker and resides at an address at which two or more stockholders reside, that stockholder will likely be receiving only one annual report and joint proxy and consent solicitation statement/prospectus unless any stockholder at that address has given the broker contrary instructions. However, if any such stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, or if any such stockholder that elected to continue to receive separate annual reports or proxy statements wishes to receive a single annual report or proxy statement in the future, that stockholder should contact his or her broker or send a request to the Corporate Secretary of the applicable company at their respective principal executive offices. Each of Era and Bristow, as applicable, will deliver, promptly upon written or oral request to the Corporate Secretary, a separate copy of the 2019 Annual Report on Form 10-K for the year ended December 31, 2019 and this joint proxy and consent solicitation statement/prospectus to a stockholder at a shared address to which a single copy of the documents was delivered.
OTHER MATTERS
As of the date of this joint proxy and consent solicitation statement/prospectus, neither the Era Board nor the Bristow Board knows of any matter that will be presented for consideration either at Era’s annual meeting or to the Bristow stockholders, other than as described in this joint proxy and consent solicitation statement/prospectus. If any other matters properly come before the Era annual meeting or the mailing of Bristow’s joint proxy and consent solicitation statement/prospectus, or any adjournments thereof, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by those proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the Era Board and the Bristow Board, as applicable.

WHERE YOU CAN FIND MORE INFORMATION
Era has filed a registration statement with the SEC under the Securities Act that registers the distribution to Bristow stockholders of the shares of Era Common Stock to be issued in the Merger.
The registration statement, of which this joint proxy and consent solicitation statement/prospectus is a part, including the attached exhibits and schedules, contains additional relevant information about Era and its common stock, Bristow and the Combined Company.
Era is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that Era files electronically with the SEC at http://www.sec.gov. You can also find information about Era by visiting Era’s website at www.erahelicopters.com. Information contained on these websites does not constitute part of this joint proxy and consent solicitation statement/prospectus.
The SEC allows Era to “incorporate by reference” information into this joint proxy and consent solicitation statement/prospectus. This means that Era can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy and consent solicitation statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy and consent solicitation statement/prospectus.
This joint proxy and consent solicitation statement/prospectus incorporates by reference the documents listed below that Era has previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about Era and Era’s financial condition:
•	Annual Report on Form 10-K for the year ended December 31, 2019;
•	Current Reports on Form 8-K filed on January 24, 2020, March 5, 2020, April 14, 2020, April 20, 2020, April 24, 2020 and April 30, 2020.
•
the description of Era Common Stock contained in Era’s registration statement on Form 10 filed with the SEC on January 14, 2013, including any amendments or reports filed for the purpose of updating such description.

Era incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy and consent solicitation statement/prospectus and the Bristow Consent Deadline (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
Era has supplied all information contained or incorporated by reference in this joint proxy and consent solicitation statement/prospectus relating to Era. Bristow has supplied all information contained in this joint proxy and consent solicitation statement/prospectus relating to Bristow.
You can obtain any of the documents incorporated by reference in this joint proxy and consent solicitation statement/prospectus through Era or from the SEC through the SEC’s Internet website at http://www.sec.gov. Documents incorporated by reference are available from Era without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy and consent solicitation statement/prospectus. You can obtain documents incorporated by reference in this joint proxy and consent solicitation statement/prospectus by requesting them in writing or by telephone as specified below:
Era Group Inc.
Attention: Corporate Secretary
945 Bunker Hill Rd., Suite 650
Houston, Texas 77024
(713) 369-4700
You will not be charged for any of these documents that you request. In order for you to receive timely delivery of the documents, you must request them no later than five Business Days before the date of your meeting. This means that Era stockholders requesting documents must do so by June 4, 2020, in order to receive them before the Era annual meeting, and Bristow stockholders requesting documents must do so by June 4, 2020, in order to receive them before the Bristow Consent Deadline. If you request any incorporated documents, Era will mail them to you by first-class mail, or another equally prompt means, within one Business Day after it receives your request.
Era and Bristow have not authorized anyone to give any information or make any representation about the Merger Agreement or the Merger or the companies that is different from, or in addition to, that contained in this joint proxy and consent solicitation statement/prospectus or in any of the materials that Era has incorporated into this joint proxy and consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy and consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy and consent solicitation statement/prospectus does not extend to you. The information contained in this joint proxy and consent solicitation statement/prospectus speaks only as of the date of this joint proxy and consent solicitation statement/prospectus unless the information specifically indicates that another date applies.
IMPORTANT VOTING INFORMATION
Your broker is not permitted to vote on any matter that may be considered at the Era annual meeting (except on ratification of the selection of Grant Thornton LLP as auditors for the period of time before the consummation of the Merger (after the consummation of the Merger, the Combined Company’s independent registered public accounting firm will be decided by the board of directors of the Combined Company) and the adjournment or postponement of the Era annual meeting if there are insufficient votes to approve the Stock Issuance Proposal, the Share Increase Proposal or the Reverse Stock Split Proposal), unless you provide specific instructions by completing and returning the Voting Instruction Form. For your vote to be counted, you now will need to communicate your voting decisions to your broker, bank or other financial institution before the date of the Era annual meeting.
Your Participation in Voting the Shares You Own is Important
Voting your shares is important to ensure that you have a say in the governance of Era. Please review the proxy materials and follow the instructions on the proxy card or Voting Instruction Form to vote your shares. Era hopes you will exercise your rights and fully participate as a stockholder in Era’s future.
More Information is Available
If you have any questions about the proxy voting process, please contact the broker, bank or other financial institution where you hold your shares. The SEC also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about your rights as a stockholder. Additionally, you may contact Era’s Investor Relations Department at Investor_Relations@eragroupinc.com.
BRISTOW MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Bristow management is responsible for establishing and maintaining adequate internal control over Bristow’s financial reporting, as such term is defined in Exchange Act Rules13a-15(f) and 15d-15(f). Bristow’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company’s internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Bristow’s management, including its CEO and CFO, with the oversight of Bristow’s Board of Directors, evaluated the effectiveness of the design and operation of Bristow’s internal control over financial reporting as of March 31, 2019 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 in Internal Control - Integrated Framework. Based on this evaluation, Bristow’s management concluded that Bristow did not maintain effective internal control over financial reporting as of March 31, 2019 due to the material weaknesses described below.
Control Environment. Bristow did not maintain an effective control environment as Bristow had an insufficient complement of resources with an appropriate level of knowledge, expertise and skills commensurate with its financial reporting requirements in certain areas. The material weakness contributed to additional control deficiencies, as Bristow did not maintain effective internal controls over monitoring of debt covenant compliance as described below and certain areas of asset impairment testing including the review of certain key assumptions and asset grouping determinations, none of which resulted in a misstatement of the financial statements. In addition, Bristow determined the insufficient complement of resources, resulted in an additional material weakness within Bristow’s Risk Assessment process as described further below.
Risk Assessment. Bristow concluded, as a result of the control environment deficiency above, there exists a material weakness within Bristow’s risk assessment process, specifically, the process to identify the potential for management override of controls at locations not operating on Bristow’s centralized enterprise resource planning (“ERP”) system and the process to identify and assess changes that could significantly impact Bristow’s system of internal control, specifically, changes within its capital structure which resulted in more onerous non-financial debt covenants. This material weakness contributed to additional control deficiencies, as Bristow did not maintain effective internal controls over (i) debt covenant compliance monitoring as described above, (ii) verification of the review of journal entries are performed by individuals separate from the preparer as described further below in certain locations, and (iii) the reassessment of accounting for certain elements of Bristow’s accounting for investments in unconsolidated affiliates which resulted in immaterial adjustments to certain historical balances as described elsewhere herein.
Debt Covenant Compliance. Bristow identified a material weakness in its internal controls over financial reporting for monitoring of compliance with non-financial covenants within certain secured financing and lease agreements. This deficiency was originally disclosed within the amendment to Bristow’s Annual Report on Form 10-K for the year ended March 31, 2018 (the “Amended 10-K”) and continues as of March 31, 2019.
Journal Entries. Bristow failed to design and maintain effective controls over the review, approval, and documentation of manual journal entries at two of its subsidiaries, Airnorth and Eastern Airways, which are not operating on Brsitow’s centralized ERP system. There were ineffective internal controls over the review of journal entries at these locations by individuals separate from the preparer. Management concluded this represented a material weakness in Bristow’s internal controls over financial reporting.
The material weaknesses did not result in any material misstatements to the financial statements. As a result of the material weaknesses described above, management concluded that, as of March 31, 2019, Bristow’s internal control over financial reporting was not effective.
The effectiveness of Bristow’s internal control over financial reporting as of March 31, 2019 has been audited by KPMG LLP, the independent registered public accounting firm that audited Bristow’s consolidated financial statements and KPMG LLP has issued an adverse opinion on the effectiveness of Bristow’s internal control over financial reporting as of March 31, 2019, which is included elsewhere in this joint proxy and consent solicitation statement/prospectus.

INDEX TO BRISTOW FINANCIAL STATEMENTS

BRISTOW GROUP INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Bristow Group Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bristow Group Inc. and subsidiaries (the Company) as of March 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ investment and redeemable noncontrolling interest for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated October 28, 2019, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and its liquidity outlook, along with the risks and uncertainties related to its Chapter 11 voluntary petition, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers as of April 1, 2018 due to the adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2003.
Houston, Texas
October 28, 2019

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Bristow Group Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Bristow Group Inc. and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ investment and redeemable noncontrolling interests for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated October 28, 2019 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:
•
Ineffective control environment as the Company had an insufficient complement of resources with an appropriate level of knowledge, expertise and skills commensurate with their financial reporting requirements in certain areas. This material weakness contributed to additional control deficiencies over monitoring of debt covenant compliance and asset impairment testing including the review of certain key assumptions and asset grouping determinations.

•
Ineffective risk assessment process, specifically, the process to identify the potential for management override of controls at locations not operating on our centralized enterprise resource planning (“ERP”) system and the process to identify and assess changes that could significantly impact our system of internal control, specifically, changes within our capital structure which resulted in more onerous non-financial debt covenants. This material weakness contributed to additional control deficiencies in internal controls over debt covenant compliance monitoring, review of journal entries in certain locations, and the reassessment of accounting for certain elements of the Company’s accounting for investments in unconsolidated affiliates.

•	Ineffective internal controls over monitoring of compliance with non-financial covenants within certain secured financing and lease agreements.
•	Ineffective internal controls over the review, approval, and documentation of manual journal entries at two of the Company’s subsidiaries.
The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Houston, Texas
October 28, 2019

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
	Fiscal Year Ended March 31,
	2019	2018	2017
	(In thousands, except per share amounts)
Gross revenue:
Operating revenue from non-affiliates	$1,259,529	$1,317,295	$1,276,374
Operating revenue from affiliates	48,378	56,142	59,056
Reimbursable revenue from non-affiliates	61,755	60,538	52,652
	1,369,662	1,433,975	1,388,082
Operating expense:
Direct cost	1,079,747	1,123,287	1,103,087
Reimbursable expense	59,482	59,346	50,313
Depreciation and amortization	124,899	124,042	118,748
General and administrative	182,113	184,987	195,367
	1,446,241	1,491,662	1,467,515

Loss on impairment	(117,220)	(91,400)	(16,278)
Loss on disposal of assets	(27,843)	(17,595)	(14,499)
Earnings from unconsolidated affiliates, net of losses	4,317	18,699	20,339

Operating loss	(217,325)	(147,983)	(89,871)
Interest expense, net	(110,076)	(77,060)	(49,919)
Other expense, net	(8,898)	(2,957)	(3,538)
Loss before benefit (provision) for income taxes	(336,299)	(228,000)	(143,328)
Benefit (provision) for income taxes	161	30,891	(32,588)
Net loss	(336,138)	(197,109)	(175,916)
Net (income) loss attributable to noncontrolling interests	(709)	2,425	6,354
Net loss attributable to Bristow Group	$(336,847)	$(194,684)	$(169,562)
Loss per common share:
Basic	$(9.42)	$(5.52)	$(4.84)
Diluted	$(9.42)	$(5.52)	$(4.84)
Cash dividends declared per common share	$—	$0.07	$0.28
The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	Fiscal Year Ended March 31,
	2019	2018	2017
	(In thousands)
Net loss	$(336,138)	$(197,109)	$(175,916)
Other comprehensive loss:
Currency translation adjustments	(36,382)	25,927	(21,636)
Pension liability adjustment, net of tax (benefit) provision of ($1.6 million), ($2.6 million), and $4.0 million, respectively	(5,291)	12,333	(11,511)
Unrealized loss on cash flow hedges, net of tax (benefit) provision of $0.1 million, ($0.1 million) and zero, respectively	(42)	(346)	—
Total comprehensive loss	(377,853)	(159,195)	(209,063)

Net (income) loss attributable to noncontrolling interests	(709)	2,425	6,354
Currency translation adjustments attributable to noncontrolling interests	(180)	4,269	(5,311)
Total comprehensive (income) loss attributable to noncontrolling interests	(889)	6,694	1,043
Total comprehensive loss attributable to Bristow Group	$(378,742)	$(152,501)	$(208,020)
The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
	March 31,
	2019	2018
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$178,055	$380,223
Accounts receivable from non-affiliates	203,631	233,386
Accounts receivable from affiliates	13,160	13,594
Inventories	121,308	129,614
Assets held for sale	5,350	30,348
Prepaid expenses and other current assets	44,009	47,234
Total current assets	565,513	834,399
Investment in unconsolidated affiliates	118,203	131,527
Property and equipment – at cost:
Land and buildings	244,273	250,040
Aircraft and equipment	2,497,622	2,511,131
	2,741,895	2,761,171
Less – Accumulated depreciation and amortization	(907,715)	(693,151)
	1,834,180	2,068,020
Goodwill	18,436	19,907
Other assets	116,267	116,506
Total assets	$2,652,599	$3,170,359
LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$99,573	$101,270
Accrued wages, benefits and related taxes	48,151	67,334
Income taxes payable	3,646	8,453
Other accrued taxes	6,729	7,378
Deferred revenue	11,932	15,833
Accrued maintenance and repairs	24,337	28,555
Accrued interest	17,174	16,345
Other accrued liabilities	38,679	65,978
Short-term borrowings and current maturities of long-term debt	1,418,630	1,475,438
Total current liabilities	1,668,851	1,786,584
Long-term debt, less current maturities	8,223	11,096
Accrued pension liabilities	25,726	37,034
Other liabilities and deferred credits	26,229	36,952
Deferred taxes	111,203	115,192
Commitments and contingencies (Note 8)
Stockholders’ investment:
Common stock, $.01 par value, authorized 90,000,000; outstanding: 35,918,916 and 35,526,625 shares (exclusive of 1,291,441 treasury shares)	386	382
Additional paid-in capital	862,020	852,565
Retained earnings	455,598	794,191
Accumulated other comprehensive loss	(327,989)	(286,094)
Treasury shares, at cost (2,756,419 shares)	(184,796)	(184,796)
Total Bristow Group stockholders’ investment	805,219	1,176,248
Noncontrolling interests	7,148	7,253
Total stockholders’ investment	812,367	1,183,501
Total liabilities and stockholders’ investment	$2,652,599	$3,170,359
The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Fiscal Year Ended March 31,
	2019	2018	2017
	(In thousands)
Cash flows from operating activities:
Net loss	$(336,138)	$(197,109)	$(175,916)
Adjustments to reconcile loss to net cash provided by operating activities:
Depreciation and amortization	124,899	124,042	118,748
Deferred income taxes	(14,454)	(49,334)	15,720
Write-off of deferred financing fees	—	2,969	923
Discount amortization on long-term debt	6,337	1,701	1,606
Loss on disposal of assets	27,843	17,595	14,499
Loss on impairment	117,220	91,400	16,278
Deferral of lease payments	5,094	3,991	—
Stock-based compensation	6,382	10,436	12,352
Equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	3,806	(4,754)	(5,412)
Increase (decrease) in cash resulting from changes in:
Accounts receivable	19,197	(32,459)	23,759
Inventories	(7,473)	(2,154)	(1,958)
Prepaid expenses and other assets	1,543	11,913	1,267
Accounts payable	4,487	(3,385)	15,052
Accrued liabilities	(55,058)	6,070	(19,713)
Other liabilities and deferred credits	(13,122)	(466)	(5,668)
Net cash provided by (used in) operating activities	(109,437)	(19,544)	11,537
Cash flows from investing activities:
Capital expenditures	(40,902)	(46,287)	(135,110)
Proceeds from asset dispositions	13,813	48,740	18,471
Proceed from sale of consolidated affiliate	965	—	—
Proceeds from OEM cost recoveries	—	94,463	—
Deposit received on aircraft held for sale	—	—	290
Net cash provided by (used in) investing activities	(26,124)	96,916	(116,349)
Cash flows from financing activities:
Proceeds from borrowings	470	896,874	708,267
Payment of contingent consideration	—	—	(10,000)
Debt issuance costs	(2,599)	(20,560)	(8,010)
Repayment of debt and debt redemption premiums	(61,052)	(671,567)	(570,328)
Purchase of 4½% Convertible Senior Notes call option	—	(40,393)	—
Proceeds from issuance of warrants	—	30,259	—
Partial prepayment of put/call obligation	(54)	(49)	(49)
Dividends paid to noncontrolling interest	(580)	(331)	(2,533)
Common stock dividends paid	—	(2,465)	(9,831)
Issuance of common stock	2,830	—	—
Repurchases for tax withholdings on vesting of equity awards	(2,157)	(2,740)	(835)
Net cash provided by (used in) financing activities	(63,142)	189,028	106,681
Effect of exchange rate changes on cash and cash equivalents	(3,465)	17,167	(9,523)
Net increase (decrease) in cash and cash equivalents	(202,168)	283,567	(7,654)
Cash and cash equivalents at beginning of period	380,223	96,656	104,310
Cash and cash equivalents at end of period	$178,055	$380,223	$96,656
The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT AND REDEEMABLE NONCONTROLLING INTEREST

(In thousands, except share amounts)
		Total Bristow Group Stockholders’ Investment
	Redeemable Noncontrolling Interest	Common Stock (Shares)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interests	Total Stockholders’ Investment
March 31, 2016	$15,473	34,976,743	$377	$801,173	$1,170,733	$(289,819)	$(184,796)	$10,684	$1,508,352
Issuance of common stock	—	237,248	2	8,822	—	—	—	—	8,824
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	(49)	(49)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	(2,533)	(2,533)
Common stock dividends ($0.28 per share)	—	—	—	—	(9,831)	—	—	—	(9,831)
Currency translation adjustments	(1,739)	—	—	—	—	—	—	(3,572)	(3,572)
Net income	(6,848)	—	—	—	(169,562)	—	—	495	(169,067)
Other comprehensive loss	—	—	—	—	—	(38,458)	—	—	(38,458)
March 31, 2017	6,886	35,213,991	379	809,995	991,340	(328,277)	(184,796)	5,025	1,293,666
Issuance of common stock	—	312,634	3	9,805	—	—	—	—	9,808
Acquisition of noncontrolling interests	(6,121)	—	—	6,121	—	—	—	—	6,121
Reclassification from redeemable noncontrolling interest to noncontrolling interests	(835)	—	—	—	—	—	—	835	835
Equity component of 4½% Convertible Senior Notes issued	—	—	—	36,778	—	—	—	—	36,778
Purchase of 4½% Convertible Senior Notes call option	—	—	—	(40,393)	—	—	—	—	(40,393)
Proceeds from warrant	—	—	—	30,259	—	—	—	—	30,259
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	(49)	(49)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	(331)	(331)
Common stock dividends ($0.07 per share)	—	—	—	—	(2,465)	—	—	—	(2,465)
Currency translation adjustments	4,163	—	—	—	—	—	—	106	106
Net loss	(4,093)	—	—	—	(194,684)	—	—	1,667	(193,017)
Other comprehensive loss	—	—	—	—	—	42,183	—	—	42,183
March 31, 2018	—	35,526,625	382	852,565	794,191	(286,094)	(184,796)	7,253	1,183,501
Adoption of new accounting guidance (1)	—	—	—	—	(1,746)	—	—	—	(1,746)
Issuance of common stock	—	392,291	4	8,863	—	—	—	—	8,867
Tax impact of 4½% Convertible Senior Notes	—	—	—	592	—	—	—	—	592
Distributions paid to noncontrolling interests	—	—	—	—	—	—	—	(54)	(54)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	(580)	(580)
Currency translation adjustments	—	—	—	—	—	—	—	(180)	(180)
Net loss	—	—	—	—	(336,847)	—	—	709	(336,138)
Other comprehensive income	—	—	—	—	—	(41,895)	—	—	(41,895)
March 31, 2019	$—	35,918,916	$386	$862,020	$455,598	$(327,989)	$(184,796)	$7,148	$812,367
(1)
Cumulative-effect adjustment upon the adoption of new accounting guidance related to current and deferred income taxes for intra-entity transfer of assets other than inventory. For further details, see Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Note 1 — OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations
Bristow Group Inc., a Delaware corporation (together with its consolidated entities, unless the context requires otherwise, “Bristow Group”, the “Company”, “we”, “us”, or “our”), is the leading provider of industrial aviation services to the worldwide offshore energy industry based on the number of aircraft operated. With a fleet of 378 aircraft as of March 31, 2019, including 110 held by unconsolidated affiliates, we and our affiliates conduct major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Australia, Brazil, Canada, Russia and Trinidad. We and our affiliates also provide private sector search and rescue (“SAR”) services in Australia, Canada, Norway, Russia, Trinidad and the United States, and public sector SAR services in the U.K. on behalf of the Maritime & Coastguard Agency. Certain of our affiliates also provide regional fixed wing scheduled and charter services in Nigeria and Australia and until May 10, 2019 in the U.K.
Basis of Presentation
The consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities after elimination of all significant intercompany accounts and transactions. Investments in affiliates in which we have a majority voting interest and entities that meet the criteria of Variable Interest Entities (“VIEs”) of which we are the primary beneficiary are consolidated. See discussion of VIEs in Note 3. We apply the equity method of accounting for investments in entities if we have the ability to exercise significant influence over an entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We apply the cost method of accounting for investments in other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate. These investments in private companies are carried at cost and are adjusted only for capital distributions and other-than-temporary declines in value. Dividends from cost method investments are recognized in earnings from unconsolidated affiliates, net of losses, when paid.
Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2019 is referred to as fiscal year 2019.
Certain reclassifications of prior period information have been made to conform to the presentation of the current period information as a result of an adoption of a required accounting standard. In prior period financial statements, we included pension-related costs (which include interest costs, amortization of pension-related costs from prior periods, and the gains or losses on plan assets) in direct cost. During fiscal year 2019, we have reclassified these pension-related costs to be included in other income (expense) as a result of the adoption of new accounting standards effective April 1, 2018. These reclassifications had no effect on our consolidated statements of cash flows or our consolidated balance sheets as previously reported.
Immaterial Corrections to Prior Period Financial Information
The consolidated statements of operations, consolidated statements of comprehensive loss, consolidated balance sheets and consolidated statements of changes in stockholders’ investment and redeemable noncontrolling interest reflect immaterial adjustments to the historical balances in investment in unconsolidated affiliates, retained earnings, revenue and earnings from unconsolidated affiliates, net of losses for the years ended March 31, 2017, 2018 and 2019. The adjustment stems from our initial purchase price accounting for our Cougar Helicopters Inc. (“Cougar”) acquisition in October 2012 and subsequent accounting for the maintenance support services agreement and intangible asset. We made these adjustments in accordance with GAAP to reclassify a portion of the earnings from the maintenance support services agreement recorded as revenue to earnings from unconsolidated affiliates and to change the amortization period of the intangible asset included in the Cougar investment from 20 years to an indefinite life. We evaluated the materiality of the errors from both a quantitative and qualitative perspective and concluded that the errors were immaterial to our prior period interim and annual consolidated financial statements. Since the revisions were not material to any prior period interim or annual

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
consolidated financial statements, no amendments to previously filed interim or annual periodic reports were required. Consequently, we revised the historical consolidated financial information presented herein. Given the historical nature of the adjustments, we recorded a correction within the consolidated statements of stockholders’ investment and redeemable noncontrolling interest to retained earnings for March 31, 2016 and 2017 of $3.4 million and $4.4 million, respectively. In addition, below are amounts as reported and as adjusted for each year presented (in thousands, except per share amounts):
	March 31, 2018
	As reported	Adjustment	As restated
Investment in unconsolidated affiliates	$126,170	$5,357	$131,527
Retained earnings	$788,834	$5,357	$794,191
Total Bristow Group stockholders’ investment	$1,170,891	$5,357	$1,176,248
Total stockholders’ investment	$1,178,144	$5,357	$1,183,501
	For the year ended March 31, 2018			For the year ended March 31, 2017
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Revenue	$1,444,962	$(10,987)	$1,433,975	$1,400,502	$(12,420)	$1,388,082
Earnings from unconsolidated affiliates, net of losses	$6,738	$11,961	$18,699	$6,945	$13,394	$20,339
Operating loss	$(148,957)	$974	$(147,983)	$(90,845)	$974	$(89,871)
Loss before provision for income taxes	$(228,974)	$974	$(228,000)	$(144,302)	$974	$(143,328)
Net loss	$(198,083)	$974	$(197,109)	$(176,890)	$974	$(175,916)
Net loss attributable to Bristow Group	$(195,658)	$974	$(194,684)	$(170,536)	$974	$(169,562)
Basic loss per common share	$(5.54)	$0.02	$(5.52)	$(4.87)	$0.03	$(4.84)
Diluted loss per common share	$(5.54)	$0.02	$(5.52)	$(4.87)	$0.03	$(4.84)
Total comprehensive loss	$(160,169)	$974	$(159,195)	$(210,037)	$974	$(209,063)
Total comprehensive loss attributable to Bristow Group	$(153,475)	$974	$(152,501)	$(208,994)	$974	$(208,020)
There was no impact to net cash provided by (used in) operating activities, investing activities or financing activities reported within the consolidated statement of cash flows for the fiscal years ended March 31, 2017 and 2018 or any prior period.
Going Concern, Bankruptcy and Restructuring Support Agreement
The Company’s liquidity outlook has recently changed, resulting in substantial doubt about the Company’s ability to continue as a going concern. On May 11, 2019 (the “Petition Date”), Bristow Group Inc. and its subsidiaries BHNA Holdings Inc., Bristow Alaska Inc., Bristow Helicopters Inc., Bristow U.S. Leasing LLC, Bristow U.S. LLC, BriLog Leasing Ltd. and Bristow Equipment Leasing Ltd. (together, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 Cases are jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. The Debtors continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
On May 10, 2019, we entered into a restructuring support agreement (the “Initial RSA”) with (i) certain holders of the Company’s 8.75% Senior Secured Notes due 2023 (the “8.75% Senior Secured Notes”) and (ii) the guarantors of the 8.75% Senior Secured Notes (the “Secured Guarantors”), to support a restructuring of the Company (the “Restructuring”). On June 27, 2019, we entered into an amendment and restatement of the Initial RSA and on July 24, 2019, we entered into a second amendment and restatement thereof (as so amended and

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
restated, the “Second Amended RSA”), with a group of holders representing approximately 99.3% of the 8.75% Senior Secured Notes (the “Supporting Secured Noteholders”), the Secured Guarantors and a group of holders representing approximately 73.6% (together with the Supporting Secured Noteholders, the “Supporting Noteholders”) of the 6¼% Senior Notes due 2022 (the “6¼% Senior Notes”) and the 4½% Convertible Senior Notes due 2023 combined (the “4½% Convertible Senior Notes” and, together with the 6¼% Senior Notes, the “Unsecured Notes”). The Second Amended RSA contemplates that we will implement the Restructuring on the amended terms set forth in the term sheet contained in an exhibit to the Second Amended RSA (the “Restructuring Term Sheet”) pursuant to a Chapter 11 plan of reorganization and the various related transactions set forth in or contemplated by the Restructuring Term Sheet, the DIP Term Sheet (as defined herein) and the other restructuring documents attached to the Second Amended RSA.
The Second Amended RSA contains certain covenants on the part of each of the Company and the Supporting Noteholders, including limitations on the Supporting Noteholders’ ability to pursue alternative transactions, commitments by the Supporting Noteholders to vote in favor of the Chapter 11 plan and commitments of the Company and the Supporting Noteholders to negotiate in good faith to finalize the documents and agreements governing the Chapter 11 plan. The Second Amended RSA also provides for certain conditions to the obligations of the parties and for termination upon the occurrence of certain events, including without limitation, the failure to achieve certain milestones and certain breaches by the parties under the Second Amended RSA.
The Company expects to continue operations in the normal course during the pendency of the Chapter 11 Cases.
On August 1, 2019, the Debtors filed with the Bankruptcy Court the Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates and the Disclosure Statement related thereto. On August 20, 2019, the Debtors filed with the Bankruptcy Court the Amended Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates (as further modified on August 22, 2019, the “Amended Plan”) and the Disclosure Statement related thereto (as further modified on August 22, 2019, the “Amended Disclosure Statement”). On August 26, 2019, the Bankruptcy Court entered an order conditionally approving the Amended Disclosure Statement and approving the Debtors’ commencement of solicitation of votes on the Amended Plan. On September 16, 2019, the Debtors filed with the Bankruptcy Court a supplement to the Amended Plan, which included various documentation related to the Amended Plan, including, among other things, a form of warrant agreement, a form of registration rights agreement, a form of stockholders agreement and forms of organizational documents for the reorganized Company. Prior to the hearing to confirm the Amended Plan held on October 4, 2019, the Debtors filed additional documentation, including a partial list of the directors expected to be named to the reorganized Company and additional information about our post-emergence management incentive program. On October 4, 2019, the Bankruptcy Court approved the Amended Disclosure Statement and indicated that it would confirm the Amended Plan. On October 8, 2019, the Bankruptcy Court entered an order approving the Amended Disclosure Statement and confirming the Amended Plan.
The Debtors expect that the effective date of the Amended Plan (the “Effective Date”) will occur as soon as all conditions precedent to the Amended Plan have been satisfied. Although the Debtors are targeting occurrence of the Effective Date as soon as reasonably practicable, the Debtors can make no assurances as to when, or ultimately if, the Amended Plan will become effective. It is also possible that technical amendments could be made to the Amended Plan prior to the Effective Date.
The consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of substantial doubt as to the Company’s ability to continue as a going concern.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Summary of Significant Accounting Policies
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Areas where accounting estimates are made by management include:
•	Allowances for doubtful accounts;
•	Inventory allowances;
•	Property and equipment;
•	Goodwill, intangible and other long-lived assets;
•	Pension benefits;
•	Contingent liabilities; and
•	Taxes.
Cash and Cash Equivalents — Our cash equivalents include funds invested in highly-liquid debt instruments with original maturities of 90 days or less.
Accounts Receivable — Trade and other receivables are stated at net realizable value. We grant short-term credit to our customers, primarily major integrated, national and independent oil and gas companies. We establish allowances for doubtful accounts on a case-by-case basis when a determination is made that the required payment is unlikely to occur. In establishing these allowances, we consider a number of factors, including our historical experience, change in our customers’ financial position and restrictions placed on the conversion of local currency into U.S. dollars, as well as disputes with customers regarding the application of contract provisions to our services. Also included in accounts receivable as of March 31, 2019 and 2018 is $0.7 million and $19.8 million, respectively, for cash collateralization of letters of credit.
The following table is a rollforward of the allowance for doubtful accounts from non-affiliates (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Balance – beginning of fiscal year	$3,304	$4,498	$5,562
Additional allowances	1,073	1,463	575
Write-offs and collections	(2,760)	(2,657)	(1,639)
Balance – end of fiscal year	$1,617	$3,304	$4,498
As of March 31, 2019 and 2018, there were no allowances for doubtful accounts related to accounts receivable due from affiliates.
Inventories — Inventories are stated at the lower of average cost or net realizable value and consist primarily of spare parts. The following table is a rollforward of the allowance related to dormant, obsolete and excess inventory (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Balance – beginning of fiscal year	$26,030	$21,514	$27,763
Impairment of inventories	—	—	7,572
Additional allowances	2,140	6,355	1,617
Inventory disposed and scrapped	(7,427)	(3,353)	(14,635)
Foreign currency effects	(1,295)	1,514	(803)
Balance – end of fiscal year	$19,448	$26,030	$21,514

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
During fiscal years 2019, 2018 and 2017, we increased our inventory allowance by $2.1 million, $6.4 million and $1.6 million, respectively, as a result of our periodic assessment of inventory that was dormant or obsolete within our operational fleet of aircraft. For discussion of impairment of inventories, see Loss on Impairment below. The impairment of inventories is included in loss on impairment and additional allowances are included in direct costs on our consolidated statements of operations.
Prepaid Expenses and Other Current Assets — As of March 31, 2019 and 2018, prepaid expenses and other current assets included the short-term portion of contract acquisition and pre-operating costs totaling $9.8 million and $10.8 million, respectively, related to SAR contracts in the U.K. and two client contracts in Norway. These contract acquisition and pre-operating costs are recoverable under the contracts and are being expensed over the terms of the contracts. During fiscal years 2019 and 2018, we expensed $10.1 million and $11.4 million, respectively, due to the start-up of these contracts and the cancellation of a contract in Australia.
Property and Equipment — Property and equipment are stated at cost. Property and equipment includes construction in progress, primarily consisting of progress payments on aircraft purchases, in-process aircraft modification, equipment and facility construction, of $51.7 million and $67.7 million as of March 31, 2019 and 2018, respectively. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets.
Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of aircraft generally range from 5 to 15 years, and the residual value used in calculating depreciation of aircraft generally ranges from 30% to 50% of cost. The estimated useful lives for buildings on owned properties range from 15 to 30 years. Other depreciable assets are depreciated over estimated useful lives ranging from 3 to 15 years, except for leasehold improvements which are depreciated over the lesser of the useful life of the improvement or the lease term (including any period where we have options to renew if it is probable that we will renew the lease). The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in gain (loss) on disposal of assets.
We capitalize betterments and improvements to our aircraft and depreciate such costs over the remaining useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.
For further details on property and equipment, see Note 4.
Goodwill — Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill has an indefinite useful life and is not amortized but is assessed for impairment annually or when events or changes in circumstances indicate that a potential impairment exists.
Goodwill of $18.4 million and $19.9 million as of March 31, 2019 and 2018, respectively, related to our Asia Pacific reporting unit was as follows (in thousands):
Total
March 31, 2017	$19,798
Foreign currency translation	109
March 31, 2018	19,907
Foreign currency translation	(1,471)
March 31, 2019	$18,436

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Accumulated goodwill impairment of $50.9 million as of both March 31, 2019 and 2018 related to our reporting units as follows (in thousands):
Europe Caspian	$(33,883)
Africa	(6,179)
Americas	(576)
Corporate and other	(10,223)
Total accumulated goodwill impairment	$(50,861)
For further discussion of impairment of goodwill, see Loss on Impairment below.
Other Intangible Assets — Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values. Intangible assets by type were as follows (in thousands):
	Client relationships	Trade name and trademarks	Internally developed software	Licenses	Total
	Gross Carrying Amount
March 31, 2017	$12,752	$4,483	$1,062	$746	$19,043
Foreign currency translation	25	395	45	9	474
March 31, 2018	12,777	4,878	1,107	755	19,517
Foreign currency translation	(98)	(259)	(13)	(2)	(372)
March 31, 2019	$12,679	$4,619	$1,094	$753	$19,145
	Accumulated Amortization
March 31, 2017	$(11,071)	$(908)	$(685)	$(657)	$(13,321)
Amortization expense	(301)	(305)	(230)	(62)	(898)
March 31, 2018	(11,372)	(1,213)	(915)	(719)	(14,219)
Impairments	—	(2,933)	(72)	—	(3,005)
Amortization expense	(234)	(142)	(107)	(34)	(517)
March 31, 2019	$(11,606)	$(4,288)	$(1,094)	$(753)	$(17,741)

Weighted average remaining contractual life, in years	6.8	*	0.0	0.0	6.8
*	Trade name and trademarks relating to Airnorth were determined to have indefinite useful lives and therefore were not amortized, but instead are tested for impairment on an annual basis.
Future amortization expense of intangible assets for each of the fiscal years ending March 31 are as follows (in thousands):
2020	$158
2021	158
2022	158
2023	158
2024	158
Thereafter	614
$1,404
The Bristow Norway and Eastern Airways International Limited (“Eastern Airways”) acquisitions, completed in October 2008 and February 2014, respectively, included in our Europe Caspian region, resulted in intangible assets for client contracts, client relationships, trade names and trademarks, internally developed software and

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
licenses. On May 10, 2019, we sold Eastern Airways. The Capiteq Limited, operating under the name Airnorth, acquisition completed in January 2015, included in our Asia Pacific region, resulted in intangible assets for client contracts, client relationships and trade name and trademarks. For discussion of impairment of long-lived assets, including purchased intangibles subject to amortization, see Loss on Impairment below.
Other Assets — In addition to the intangible assets discussed above, other assets primarily include deferred tax assets of $52.0 million and $42.6 million as of March 31, 2019 and 2018, respectively, and the long-term portion of contract acquisition and pre-operating costs totaling $37.1 million and $50.6 million as of March 31, 2019 and 2018, respectively, related to SAR contracts in the U.K. and two client contracts in Norway, which are recoverable under the contracts and are being expensed over the life of the contracts.
Contingent Liabilities — We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Results for each reporting period include revisions to contingent liability reserves resulting from different facts or information which becomes known or circumstances which change and affect our previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known or circumstances that change after the reporting date for the previous period through the reporting date of the current period. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized. Legal costs are expensed as incurred.
Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized in gain (loss) on disposal of assets when we have received proof of loss documentation or are otherwise assured of collection of these amounts.
Loss on Impairment
Loss on impairment includes the following (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Impairment of property and equipment	$104,939	$—	$—
Impairment of inventories	9,276	5,717	7,572
Impairment of investment in unconsolidated affiliates	—	85,683	—
Impairment of intangibles	3,005	—	—
Impairment of goodwill	—	—	8,706
	$117,220	$91,400	$16,278
For details on our analysis of impairment of property and equipment, inventories, investment in unconsolidated affiliates, goodwill and other long-lived assets, see discussion below.
Property and equipment — Prior to September 30, 2018, we had been actively marketing our H225 aircraft with the expectation of a substantial return of the aircraft to oil and gas service. However, market conditions and more significantly, the recent development of alternative opportunities outside of our traditional oil and gas service for our H225 aircraft and our decision to pursue those opportunities during the three months ended September 30, 2018, indicated a substantial return to oil and gas service within our operations was not likely. Therefore, as of September 30, 2018, we concluded that cash flows associated with our H225 helicopters were largely independent from the cash flows associated with the remainder of our oil and gas related property and equipment (“oil and gas asset group”) and should be tested for impairment as a stand-alone asset group. In accordance with Accounting Standard Codification (“ASC”) 360-10, we performed an impairment analysis for our stand-alone H225 asset group and determined that the forecasted cash flows over the remaining useful life of the asset group were insufficient to recover the carrying value of the asset group. We determined the fair value of the H225 asset group to be $116.4 million and recorded an impairment charge of $87.5 million. In addition, we performed a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
review of our H225 aircraft related inventory and recorded an impairment charge of $8.9 million to record the inventory at the lower of cost or net realizable value. These impairments are included in our Corporate and other region in Note 12. The inputs used in our fair value estimates were from Level 3 of the fair value hierarchy discussed in Note 6.
The removal of the H225 aircraft from our oil and gas asset group and changes in our forecasted cash flows for that asset group as of September 30, 2018 indicated the need for the performance of a recoverability analysis of the oil and gas asset group. In accordance with ASC 360-10, we estimate future undiscounted cash flows to test the recoverability of our oil and gas asset group, which largely consists of our oil and gas related held for use aircraft. The determination of estimated future undiscounted cash flows required us to use significant unobservable inputs, including assumptions related to projected demand for services, rates and anticipated aircraft disposal values. We determined that the estimated future undiscounted cash flows exceeded the carrying value for our oil and gas asset group as of September 30, 2018, and no impairment was recorded on these assets.
The subsequent event filing of the Chapter 11 Cases, largely driven by the prolonged downturn in the offshore oil and gas industry, was identified as an indicator of potential impairment for conditions that could have existed at March 31, 2019 for our oil and gas asset group, necessitating the performance of a recoverability analysis of the oil and gas asset group. In accordance with ASC 360-10, we estimate future undiscounted cash flows to test the recoverability of our oil and gas asset group, which largely consists of our oil and gas related held for use aircraft. The determination of estimated future undiscounted cash flows required us to use significant unobservable inputs, including assumptions related to projected demand for services, rates and anticipated aircraft disposal values. We determined that the estimated future undiscounted cash flows exceeded the carrying value for our oil and gas asset group as of March 31, 2019, and no impairment was recorded on these assets. Future declines in operating performance, aircraft disposal values, anticipated business outlook, or projected aircraft deliveries currently accounted for as construction in progress may reduce our estimated future undiscounted cash flows and result in impairment of our oil and gas asset group. We will continue to assess the impact the Chapter 11 Cases will have on future recoverability analysis. In addition, we may elect to take certain actions allowed as a result of the Chapter 11 Cases which may have an adverse impact on our estimated future undiscounted cash flows, including the rejection of certain aircraft purchase contracts.
In addition, changes in our forecasted cash flows as of September 30, 2018 indicated the need for the performance of a recoverability analysis for the airline related assets of Eastern Airways. In accordance with ASC 360-10, we estimate future undiscounted cash flows to test the recoverability of the airline related assets of Eastern Airways for potential impairment. The determination of estimated future undiscounted cash flows required us to use significant unobservable inputs, including assumptions related to projected demand for services and rates. We determined that the estimated future undiscounted cash flows were below the carrying value for our airline related assets of Eastern Airways as of September 30, 2018. We determined the fair value of the asset group to be $20.5 million and recorded an impairment charge of $17.5 million. As part of our impairment review of the airline assets of Eastern Airways, we also recorded impairments of $3.0 million related to the remaining intangible assets and $0.3 million related to inventory in fiscal year 2019. These impairments are included in our Europe and Caspian region in Note 12. The inputs used in our fair value estimates were from Level 3 of the fair value hierarchy discussed in Note 6.
The sale of Eastern Airways on May 10, 2019 was identified as an indicator of potential impairment for conditions that could have existed at March 31, 2019, necessitating the performance of a recoverability analysis for the airline related assets of Eastern Airways. In accordance with ASC 360-10, we estimate future undiscounted cash flows to test the recoverability of the airline related assets of Eastern Airways for potential impairment. The determination of estimated future undiscounted cash flows required us to use significant unobservable inputs, including assumptions related to projected demand for services and rates. We determined that the estimated future undiscounted cash flows were below the carrying value for our airline related assets of Eastern Airways as of March 31, 2019. We determined the fair value of the asset group at March 31, 2019 to be consistent with those values utilized to record impairment charges at September 30, 2018, and therefore, no further impairment was required as of March 31, 2019.
No further triggers to review our assets for impairment exist as of March 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Inventories — During fiscal years 2019, 2018 and 2017, we recorded impairment charges of $9.3 million, $5.7 million and $7.6 million, respectively, to write-down certain spare parts within inventories to market value. As discussed above, in fiscal year 2019 we performed a review of our H225 aircraft related inventory and recorded an impairment charge of $8.9 million to record the inventory at the lower of cost or net realizable value and as part of our impairment review of the airline assets of Eastern Airways, we also recorded impairment of $0.3 million. The impairment charges in fiscal year 2018 were recorded to impair inventory used in our training fleet at Bristow Academy, Inc. (“Bristow Academy”) ($1.2 million) and our fixed wing operations at Eastern Airways ($4.5 million) as a result of changes in expected future utilization of aircraft within those operations. The charges in both fiscal years 2019 and 2018 were recorded as a direct reduction in the value of spare parts inventories to record them at net realizable value. The impairment charges in fiscal year 2017 were recorded primarily due to a change in estimate of consumption of inventory and the continued decline in the secondary market for inventory resulting from our decision to cease operation of certain older model aircraft within our fleet in fiscal year 2017. The charge recorded in fiscal year 2017 was recorded as additional allowances required against spare parts supporting the specific aircraft model types.
Investment in Unconsolidated Affiliates — We perform regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties raising capital to continue operations, and when we expect the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainty regarding the projected financial performance of investees, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investees in which we have investments. In fiscal year 2018, we recorded an $85.7 million impairment to our investment in Líder Táxi Aéreo S.A. (“Líder”) in our Americas region. For further details, see below. We did not recognize any impairment charges related to our investments in unconsolidated affiliates in fiscal years 2019 and 2017.
We own an approximate 20% voting interest and a 41.9% economic interest in Líder, a provider of helicopter and executive aviation services in Brazil. Líder’s management has significantly decreased their future financial projections as a result of recent tender awards announced by their largest client, Petrobras. This significant decline in future forecasted results, coupled with previous declining financial results, triggered our review of the investment for potential other-than-temporary impairment as of March 31, 2018.
We estimated the fair value of our investment in Líder as of March 31, 2018 using a variety of valuation methods, including the income and market approaches. The determination of estimated fair value required us to use significant unobservable inputs, representative of a Level 3 fair value measurement, including assumptions related to the future performance of the investment, such as projected demand for services and rates.
The income approach was based on a discounted cash flow model, which utilized present values of cash flows to estimate fair value. The future cash flows were projected based on estimates of future rates for services, utilization, operating costs, capital requirements, growth rates and terminal values. Forecasted rates and utilization take into account current market conditions and our anticipated business outlook, both of which have been impacted by the adverse changes in the offshore energy business environment from the current downturn. Operating costs were forecasted using a combination of historical average operating costs and expected future costs, including ongoing cost reduction initiatives. Capital requirements in the discounted cash flow model were based on management’s estimates of future capital costs resulting from expected market demand in future periods. The estimated capital requirements included cash outflows for new aircraft, infrastructure and improvements. A terminal period was used to reflect our estimate of stable, perpetual growth. The future cash flows were discounted using a market-participant risk-adjusted weighted average cost of capital (“WACC”). These assumptions were derived from unobservable inputs and reflect management’s judgments and assumptions.
The market approach was based upon the application of price-to-earnings multiples to management’s estimates of future earnings. Management’s earnings estimates were derived from unobservable inputs that require significant estimates, judgments and assumptions as described in the income approach.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
For purposes of the Líder impairment test, we calculated the estimated fair value as the weighted average of the values calculated under the income approach and the market approach.
Goodwill — As discussed above, we test goodwill for impairment on an annual basis or when events or changes in circumstances indicate that a potential impairment exists. For the purposes of performing an analysis of goodwill, we evaluate whether there are reporting units below the reporting segment we disclose for segment reporting purposes by assessing whether our regional management typically reviews results and whether discrete financial information exists at a lower level.
During the three months ended December 31, 2016, we noted an overall reduction in expected operating results for Eastern Airways from the continued downturn in the oil and gas market and performed an interim impairment test of goodwill for Eastern Airways. Based on this factor, we concluded that the fair value of our goodwill could have fallen below its carrying value and that an interim period analysis of goodwill was required.
We performed the interim impairment test of goodwill for Eastern Airways as of December 31, 2016, noting that the estimated fair value of Eastern Airways was below its carrying value, resulting in an impairment of all of the remaining goodwill related to Eastern Airways and a loss of $8.7 million reflected in loss on impairment in our statement of operations for fiscal year 2017.
The only remaining goodwill recorded as of March 31, 2019 and 2018 relates to Airnorth within our Asia Pacific region. As of March 31, 2019, we elected to perform a quantitative analysis to determine if the fair value of the reporting unit was less than its carrying value, necessitating the impairment of goodwill. The quantitative analysis demonstrated a fair value in excess of the reporting unit’s carrying value and no impairment of goodwill was necessary. We did not have any triggering events to test Airnorth for impairment during fiscal year 2018.
We estimated the implied fair value of the reporting units using a variety of valuation methods, including the income and market approaches. The determination of estimated fair value required us to use significant unobservable inputs, representative of a Level 3 fair value measurement, including assumptions related to the future performance of the reporting units, such as projected demand for our services and rates.
The income approach was based on a discounted cash flow model, which utilized present values of cash flows to estimate fair value. The future cash flows were projected based on our estimates of future rates for our services, utilization, operating costs, capital requirements, growth rates and terminal values. Forecasted rates and utilization take into account current market conditions and our anticipated business outlook, both of which have been impacted by the adverse changes in the offshore energy business environment from the current downturn. Operating costs were forecasted using a combination of our historical average operating costs and expected future costs, including ongoing cost reduction initiatives. Capital requirements in the discounted cash flow model were based on management’s estimates of future capital costs resulting from expected market demand in future periods. The estimated capital requirements included cash outflows for new aircraft, infrastructure and improvements. A terminal period was used to reflect our estimate of stable, perpetual growth. The future cash flows were discounted using a market-participant risk-adjusted WACC for each of the reporting units individually and in the aggregate. These assumptions were derived from unobservable inputs and reflect management’s judgments and assumptions.
The market approach was based upon the application of price-to-earnings multiples to management’s estimates of future earnings adjusted for a control premium. Management’s earnings estimates were derived from unobservable inputs that require significant estimates, judgments and assumptions as described in the income approach.
For purposes of the Eastern Airways goodwill impairment test, we calculated the reporting unit’s estimated fair value as the average of the values calculated under the income approach and the market approach and for the Airnorth goodwill impairment test, we calculated the reporting unit’s estimated fair value under the income approach and cross-checked the result to earnings multiples implied by the trading of comparable companies and historical transitions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
During fiscal years 2019, 2018 and 2017, we did not evaluate the estimated fair value of our reporting units compared to our market capitalization because the reporting units with goodwill did not represent a significant portion of our business.
The estimates used to determine the fair value of the reporting units discussed above reflect management’s best estimates, and we believe they are reasonable. Future declines in the reporting units’ operating performance or our anticipated business outlook may reduce the estimated fair value of these reporting units and result in additional impairments. Factors that could have a negative impact on the fair value include, but are not limited to:
•	decreases in estimated rates and utilization due to greater-than-expected market pressures, downtime and other risks associated with offshore energy operations;
•	sustained declines in our common stock price;
•	decreases in revenue due to our inability to attract and retain skilled personnel;
•	changes in worldwide offshore energy transportation supply and demand, competition or technology;
•
changes in future levels of drilling activity and expenditures, whether as a result of global capital markets and liquidity, prices of oil and natural gas or otherwise, which may cause our customers to further reduce offshore production and drilling activities;

•	possible cancellation or suspension of contracts as a result of mechanical difficulties, performance or other reasons;
•	inability to manage costs during the current downturn and in future periods;
•	increases in the market-participant risk-adjusted WACC; and
•	declines in anticipated growth rates.
Adverse changes in one or more of these factors could result in additional goodwill impairment in future periods.
Other Long-lived Assets — Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset group to be held and used exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. See discussion of impairment of property and equipment above and in Note 4. See discussion of assets held for sale in Note 4. As part of our impairment review of the airline assets of Eastern Airways during fiscal year 2019, we also recorded impairments of $3.0 million related to the remaining intangible assets discussed above.
Other Accrued Liabilities — Other accrued liabilities of $38.7 million and $66.0 million as of March 31, 2019 and 2018, respectively, includes the following (in thousands):
	March 31,
	2019	2018
Accrued lease costs	$6,017	$11,708
Deferred OEM cost recovery(1)	3,997	8,082
Eastern overdraft liability(2)	—	8,989
Accrued property and equipment	997	4,874
Deferred gain on sale leasebacks	1,305	1,305
Other operating accruals	26,363	31,020
	$38,679	$65,978
(1)	See Note 4 for further details on deferred original equipment manufacturer (“OEM”) cost recovery.
(2)	Eastern Airways overdraft liability related to its revolving credit facility, which matured on December 31, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Revenue Recognition — See Note 2 for a discussion of revenue recognition.
Pension Benefits — See Note 10 for a discussion of our accounting for pension benefits.
Maintenance and Repairs — We generally charge maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. However, certain major aircraft components, such as engines and transmissions, are maintained by third-party vendors under contractual agreements also referred to as power-by-the hour maintenance agreements. Under these agreements, we are charged an agreed amount per hour of flying time related to maintenance, repair and overhaul of the parts and components covered. The costs charged under these contractual agreements are recognized in the period in which the flight hours occur. To the extent that we have not yet been billed for costs incurred under these arrangements, these costs are included in accrued maintenance and repairs on our consolidated balance sheets. From time to time, we receive credits from our original equipment manufacturers as settlement for additional labor and maintenance expense costs incurred for aircraft performance issues. We record these credits as a reduction in maintenance expense when the credits are utilized in lieu of cash payments for purchases or services. The cost of certain major overhauls on owned fixed-wing aircraft operated by Eastern Airways and Airnorth are capitalized when incurred and depreciated over the period until the next expected major overhaul. The cost of major overhauls on leased fixed-wing aircraft operated by Eastern Airways and Airnorth are charged to maintenance and repair costs when incurred.
Taxes — We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amount and tax basis of our assets and liabilities and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation reserve when we believe that it is more likely than not that any deferred income tax asset created will not be realized.
In assessing the realizability of deferred income tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which such temporary differences become deductible.
We recognize tax benefits attributable to uncertain tax positions when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits as a component of benefit (provision) for income taxes in our statement of operations.
Foreign Currency — In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. Balance sheet information is presented based on the exchange rate as of the balance sheet date, and statement of operations information is presented based on the average foreign currency exchange rate for the period. The various components of stockholders’ investment are presented at their historical average exchange rates. The resulting difference after applying the different foreign currency exchange rates is the foreign currency translation adjustment, which is reported in stockholders’ investment as accumulated other comprehensive gains or losses. Foreign currency transaction gains and losses are recorded in other income (expense), net in our statement of operations and result from the effect of changes in exchange rates on transactions denominated in currencies other than a company’s functional currency, including transactions between consolidated companies. An exception is made where an intercompany loan or advance is deemed to be of a long-term investment nature, in which instance foreign currency transaction gains or losses are included as currency translation adjustments and are reported in stockholders’ investment as accumulated other comprehensive gains or losses. Changes in foreign currency exchange rates could cause significant changes in our financial position and results of operations in the future.
As a result of changes in foreign currency exchange rates, we recorded foreign currency transaction losses of approximately $5.2 million, $2.6 million and $2.9 million during fiscal years 2019, 2018 and 2017, respectively. Our earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
currency exchange rates on the reported results of our unconsolidated affiliates. During fiscal years 2019, 2018 and 2017, earnings from unconsolidated affiliates, net of losses, decreased by $4.2 million, $2.0 million and $3.2 million, respectively, as a result of the impact of changes in foreign currency exchange rates on the earnings of our unconsolidated affiliates, primarily the impact of changes in the Brazilian real to U.S. dollar exchange rate on earnings for our affiliate in Brazil. See further discussion of foreign exchange risks and controls under Item 7A. “Quantitative and Qualitative Disclosures about Market Risk” included elsewhere in this Annual Report.
Derivative Financial Instruments — See Note 7 for a discussion of our accounting for derivative financial instruments.
Incentive Compensation — See Note 10 for a discussion of our accounting for incentive compensation arrangements.
Interest Income (Expense), Net — During fiscal years 2019, 2018 and 2017, interest expense, net consisted of the following (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Interest income	$3,424	$677	$943
Interest expense	(113,500)	(77,737)	(50,862)
Interest expense, net	$(110,076)	$(77,060)	$(49,919)
Other Income (Expense), Net — The amounts for fiscal years 2019, 2018 and 2017 primarily include the foreign currency transaction gains and losses described under “Foreign Currency” above and pension-related costs (which include interest costs, amortization of pension-related costs from prior periods, and the gains or losses on plan assets).
Redeemable Noncontrolling Interest — Redeemable noncontrolling interest was related to put arrangements whereby the noncontrolling interest holders could require us to redeem the remaining shares of Eastern Airways (prior to repurchasing the remaining 40% of the outstanding shares in January 2018 discussed Note 3) at a formula-based amount that is not considered fair value (the “redemption amount”). Redeemable noncontrolling interest was adjusted each period for comprehensive income, dividends attributable to the noncontrolling interest and changes in ownership interest, if any, such that the noncontrolling interest represented the proportionate share of Eastern Airways’ equity (the “carrying value”). Additionally, at each period end we were required to compare the redemption amount to the carrying value of the redeemable noncontrolling interest and record the redeemable noncontrolling interest at the higher of the two amounts, with a corresponding charge or credit directly to retained earnings. While this charge or credit did not impact net income (loss), it did result in a reduction or increase of income (loss) available to common shareholders in the calculation of earnings (loss) per share. In January 2018, we acquired the remaining 40% of the outstanding shares of Eastern Airways for nominal consideration, resulting in a reduction of $6.1 million to redeemable noncontrolling interest and a corresponding increase to additional paid-in capital on our consolidated balance sheet.
Columbia Helicopters
On February 11, 2019, we announced that our agreement to acquire Columbia Helicopters, Inc. (“Columbia”) had been terminated by mutual agreement of the parties. In connection with the termination, we paid $20 million to Columbia, which is included as general and administrative expense in our consolidated statements of operations for fiscal year 2019. Upon termination of the acquisition agreement, the financing agreements related to the acquisition also terminated pursuant to their respective terms.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Recent Accounting Pronouncements
We consider the applicability and impact of all accounting standard updates (“ASUs”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position or results of operations.
Adopted
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting guidance on revenue recognition replacing the existing accounting standard and industry-specific guidance for revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The underlying principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. This new standard is effective for annual reporting periods beginning after December 15, 2017. We adopted the standard as of April 1, 2018 using the modified retrospective method applied to open contracts and only to the version of the contracts in effect as of April 1, 2018. Prior period amounts have not been adjusted and continue to be reflected in accordance with our historical accounting policy. There was no impact on our consolidated financial statements and no cumulative effect adjustment was recognized. For further details, see Note 2.
In October 2016, the FASB issued accounting guidance related to current and deferred income taxes for intra-entity transfer of assets other than inventory. This accounting guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and eliminates the exception for an intra-entity transfer of an asset other than inventory. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. We adopted this accounting guidance effective April 1, 2018 using the modified retrospective method, through a cumulative-effect adjustment directly to retained earnings. Upon adoption, we increased deferred tax liabilities by approximately $1.7 million and recognized an offsetting decrease to retained earnings.
In January 2017, the FASB issued accounting guidance which clarifies the definition of a business with the objective of adding guidance to assist in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The amendment provides criteria for determining when a transaction involves the acquisition of a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the transaction does not involve the acquisition of a business. If the criteria are not met, then the amendment requires that to be considered a business, the operation must include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The guidance may reduce the number of transactions accounted for as business acquisitions. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The amendments should be applied prospectively, and no disclosures are required at the effective date. We adopted this accounting guidance effective April 1, 2018. This accounting guidance has had no impact on our financial statements since adoption as we have not entered into any transactions during this period.
In March 2017, the FASB issued accounting guidance related to the presentation of net periodic pension cost and net periodic post-retirement benefit cost. The accounting guidance requires employers to disaggregate the service cost component from the other components of net benefit cost and disclose the amount of net benefit cost that is included in the statement of operations or capitalized in assets, by line item. The accounting guidance requires employers to report the service cost component in the same line item(s) as other compensation costs and to report other pension-related costs (which include interest costs, amortization of pension-related costs from prior periods, and the gains or losses on plan assets) separately and exclude them from the subtotal of operating income. The accounting guidance also allows only the service cost component to be eligible for capitalization when applicable. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted as of the first interim period of an annual period for which interim or annual financial statements have not been issued. The accounting guidance requires application on a retrospective basis for the presentation of the service cost component and the other components

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
of net periodic pension cost and net periodic post-retirement benefit cost in the statement of operations and on a prospective basis for the capitalization of the service cost component of net periodic pension cost and net periodic post-retirement benefit in assets. We adopted this accounting guidance effective April 1, 2018, and our statement of operations was retrospectively adjusted by $(0.1) million and $0.9 million with an increase (decrease) in direct cost and a corresponding debit or credit in other income (expense), net fiscal years 2018 and 2017, respectively.
In May 2017, the FASB issued accounting guidance on determining which changes to the terms or conditions of share-based payment awards require an entity to apply modification accounting. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted, and is applied prospectively to changes in terms or conditions of awards occurring on or after the adoption date. We have adopted this accounting guidance effective April 1, 2018, with no impact on our financial statements as there were no changes to the terms or conditions of share-based payment awards.
Not Yet Adopted
In February 2016, the FASB issued accounting guidance which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. This accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. Additionally, this accounting guidance requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, with an option to use certain transition relief. The guidance was updated on March 2018 to include an amendment that would allow us to consider the beginning of the period of adoption as the effective date of initial application of the standard. The standard will be implemented with an effective date of April 1, 2019. Based on the FASB transition guidance, we do not have to apply the disclosure requirement to periods prior to adoption. We will record a cumulative adjustment to retained earnings for the effect of the transition for the first year of adoption. We plan to elect the package of practical expedients to not re-evaluate existing lease contracts or lease classifications and therefore will not make changes to those leases already recognized on the consolidated balance sheet under ASC 840 until the leases are fully amortized, amended, or modified. In addition, we will not reassess initial direct costs for any existing leases and plan to elect the short-term lease exception provided for in the standard and therefore will only recognize right-of-use assets and lease liabilities for leases with a term greater than one year. We plan to elect the practical expedient to not separate lease and non-lease components for all asset classes.
We completed a system implementation and have updated our accounting policies to meet the standard’s requirements. The Company estimates that there will be an increase to right-of-use assets with a corresponding and approximate increase in lease liabilities between $270.0 million to $290.0 million upon adoption. We expect the implementation of the standard will have a minimal impact on the consolidated statements of operations and consolidated statements of cash flows.
In February 2018, the FASB issued new accounting guidance on income statement reporting of comprehensive income, specifically pertaining to reclassification of certain tax effects from accumulated other comprehensive income. This pronouncement is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2018, with early adoption permitted. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our financial statements.
In June 2018, the FASB issued an amendment to the accounting guidance related to accounting for employee share-based payments which clarifies that an entity should recognize excess tax benefits in the period in which the amount of the deduction is determined. This amendment is effective for annual periods beginning after December 15, 2018. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our financial statements.
In August 2018, the FASB modified the disclosure requirements on fair value measurements. The amendment modifies, removes, and adds several disclosure requirements on fair value measurements in Topic 820, Fair Value

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Measurement. The amendment is effective for fiscal years ending after December 15, 2021 for public business entities and early adoption is permitted. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our disclosure requirements.
In August 2018, the FASB modified disclosure requirements for employers that sponsor defined benefit pension plans. Certain disclosure requirements were removed and certain disclosure requirements were added. The amendment also clarifies disclosure requirements for projected benefit obligation (“PBO”) and accumulated benefit obligation (“ABO”) in excess of respective plan assets. The amendment is effective for fiscal years ending after December 15, 2020 for public business entities and early adoption is permitted. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our disclosure requirements.
In August 2018, the FASB issued new accounting guidance that addresses the accounting for implementation costs associated with a hosted service. The guidance provides that implementation costs be evaluated for capitalization using the same criteria as that used for internal-use software development costs, with amortization expense being recorded in the same income statement expense line as the hosted service costs and over the expected term of the hosting arrangement. This guidance is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The guidance will be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our financial statements.
In October 2018, the FASB amended the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in generally accepted accounting principles). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This amendment is effective beginning in our fiscal year 2021 financial statements. We have not yet adopted this accounting guidance and are currently evaluating the effect this accounting guidance will have on our disclosure requirements.
Note 2 — REVENUE RECOGNITION
Revenue Recognition
In general, we recognize revenue when a service is provided or a good is sold to a customer and there is a contract. At contract inception, we assess the goods and services promised in our contracts with customers and identify all performance obligations for each distinct promise that transfers a good or service (or bundle of goods or services) to the customer. To identify the performance obligations, we consider all goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. Revenue is recognized when control of the identified distinct goods or services have been transferred to the customer, the transaction price is determined and allocated to the performed performance obligations and we have determined that collection has occurred or is probable of occurring.
A majority of our revenue from contracts with customers is currently generated through two types of contracts: helicopter services and fixed wing services. Each contract type has a single distinct performance obligation as described below.
Helicopter services — Our customers — major integrated, national and independent offshore energy companies — charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our customers also charter our helicopters to transport time-sensitive equipment to these offshore locations. The customers for SAR services include both the oil and gas industry and governmental agencies. Revenue from helicopter services is recognized when the performance obligation is satisfied over time based on contractual rates as the related services are performed.
A performance obligation arises under contracts with customers to render services and is the unit of account under the accounting guidance for revenue. Operating revenue from our oil and gas segment is derived mainly from fixed-term contracts with our customers, a substantial portion of which is competitively bid. A small portion

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of our oil and gas customer revenue is derived from providing services on an “ad-hoc” basis. Our fixed-term contracts typically have original terms of one year to seven years (subject to provisions permitting early termination by our customers). We account for services rendered separately if they are distinct and the service is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Within this contract type for helicopter services, we determined that each contract has a single distinct performance obligation. These services include a fixed monthly rate for a particular model of aircraft, and flight hour services, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. Variable charges within our flight services contracts are not effective until a customer-initiated flight order is received and the actual hours flown are determined; therefore, the associated flight revenue generally cannot be reasonably and reliably estimated beforehand. A contract’s standalone selling prices are determined based upon the prices that we charge for our services rendered. Revenue is recognized as performance obligations are satisfied over time, by measuring progress towards satisfying the contracted services in a manner that best depicts the transfer of services to the customer, which is generally represented by a period of 30 days or less. We typically invoice customers on a monthly basis and the term between invoicing and when the payment is due is typically between 30 and 60 days. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rates when estimable and applicable, which generally includes written acknowledgment from the customers that they are in agreement with the amount of the rate escalation. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursed costs recorded as reimbursable expense on our consolidated statements of operations.
Taxes collected from customers and remitted to governmental authorities and revenue are reported on a net basis in our financial statements. Thus, we exclude taxes imposed on the customer and collected on behalf of governmental agencies to be remitted to these agencies from the transaction price in determining the revenue related to contracts with a customer.
Fixed wing services — Eastern Airways and Airnorth provide fixed wing transportation services through regular passenger transport (scheduled airline service with individual ticket sales) and charter services. A performance obligation arises under contracts with customers to render services and is the unit of account under the new accounting guidance for revenue. Within fixed wing services, we determined that each contract has a single distinct performance obligation. Revenue is recognized over time at the earlier of the period in which the service is provided or the period in which the right to travel expires, which is determined by the terms and conditions of the ticket. Ticket sales are recorded within deferred revenue in accordance with the above policy. Both chartered and scheduled airline service revenue is recognized net of passenger taxes and discounts. Eastern Airways was sold on May 10, 2019.
Contract Assets, Liabilities and Receivables
We generally satisfy performance of contract obligations by providing helicopter and fixed wing services to our customers in exchange for consideration. The timing of performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. A contract asset exists when we have a contract with a customer for which revenue has been recognized (i.e. services have been performed), but customer payment is contingent on a future event (i.e. satisfaction of additional performance obligations). These contract assets are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to deferred revenue in which advance consideration is received from customers for contracts where revenue is recognized on future performance of services.
As of March 31, 2019 and 2018, receivables related to services performed under contracts with customers were $164.7 million and $176.5 million, respectively. All receivables from non-affiliates and affiliates are broken out further in our consolidated balance sheets. During fiscal year 2019, we recognized $12.4 million of revenue from outstanding contract liabilities as of March 31, 2018. Contract liabilities related to services performed under contracts with customers was $10.0 million and $13.3 million as of March 31, 2019 and 2018, respectively.

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Contract liabilities are primarily generated by our fixed wing services where customers pay for tickets in advance of receiving our services and advanced payments from helicopter services customers. There were no contract assets as of March 31, 2019 and 2018.
For fiscal year 2019, there was $2.7 million of revenue recognized from satisfied performance obligations related to prior periods (for example, due to changes in transaction price).
Adoption Impact
In accordance with the new revenue standard requirements discussed in Note 1, the disclosure of the impact of adoption on our consolidated financial statements for fiscal year 2019 follow (in thousands):
	Fiscal Year ended March 31, 2019
	Balances After Adoption	Balances without Adoption	Effect of change
Revenue:
Operating revenue from non-affiliates	$1,239,117	$1,259,529	$(20,412)
Operating revenue from affiliates	23,099	48,378	(25,279)
Reimbursable revenue from non-affiliates	61,755	61,755	—
Revenue from Contracts with Customers	1,323,971	1,369,662	(45,691)
Other revenue from non-affiliates	20,412	—	20,412
Other revenue from affiliates	25,279	—	25,279
Total Revenue	$1,369,662	$1,369,662	$—
No cumulative effect adjustment to retained earnings was required upon adoption on April 1, 2018.
Remaining Performance Obligations
Remaining performance obligations represent firm contracts for which work has not been performed and future revenue recognition is expected. The table below discloses (1) the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and (2) the expected timing to recognize this revenue (in thousands).
	Remaining Performance Obligations
	Fiscal Year Ending March 31,
	2020	2021	2022	2023	2024 and thereafter	Total
Outstanding Service Revenue:
Helicopter contracts	$381,163	$223,667	$200,013	$199,600	$296,331	$1,300,774
Fixed-wing contracts	1,521	—	—	—	—	1,521
Total remaining performance obligation revenue	$382,684	$223,667	$200,013	$199,600	$296,331	$1,302,295
Although substantially all of our revenue is under contract, due to the nature of our business we do not have significant remaining performance obligations as our contracts typically include unilateral termination clauses that allow our customers to terminate existing contracts with a notice period of 30 to 180 days. The table above includes performance obligations up to the point where the parties can cancel existing contracts. Any applicable cancellation penalties have been excluded. As such, our actual remaining performance obligation revenue is expected to be greater than what is reflected above. In addition, the remaining performance obligation disclosure does not include expected consideration related to performance obligations of a variable nature (i.e., flight services) as they cannot be reasonably and reliably estimated.

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Other Considerations and Practical Expedients
We were awarded a government contract to provide SAR services for all of the U.K., which commenced in April 2015. We previously incurred costs related to this contract that generate or enhance the resources used to fulfill the performance obligation within the contract and the costs are expected to be recoverable. These contract acquisition and pre-operating costs qualify for capitalization. We amortize these capitalized contract acquisition and pre-operating costs related to the UK SAR contract and two customer contracts in Norway. We determined that an amortization method that allocates the capitalized costs on a relative basis to the revenue recognized is a reasonable and systematic basis for the amortization of the pre-operating costs asset. For further details on the short and long-term pre-operating cost balances, see Note 1.
We incur incremental direct costs for obtaining contracts through sales commissions paid to ticket agents to sell seats on regular public transportation flights for our fixed-wing services only. We utilize the practical expedient allowed by the FASB that permits us to expense the incremental costs of obtaining a contract when incurred, if the amortization period of the contract asset that we otherwise would have recognized is one year or less.
In addition, we have applied the tax practical expedient to exclude all taxes in the scope of the election from the transaction price and the invoice practical expedient that allows us to recognize revenue in the amount to which we have the right to invoice the customer and corresponds directly with the value to the customer of our performance completed to date.
Note 3 — VARIABLE INTEREST ENTITIES AND OTHER INVESTMENTS IN SIGNIFICANT AFFILIATES
VIEs
A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If we determine that we have operating power and the obligation to absorb losses or receive benefits, we consolidate the VIE as the primary beneficiary, and if not, we do not consolidate.
As of March 31, 2019, we had interests in four VIEs of which we were the primary beneficiary, which are described below, and had no interests in VIEs of which we were not the primary beneficiary.
Bristow Aviation Holdings Limited — We own 49% of Bristow Aviation Holdings Limited’s (“Bristow Aviation”) common stock and a significant amount of its subordinated debt. Bristow Aviation is incorporated in England and, through its subsidiaries, holds all the outstanding shares in Bristow Helicopters Limited (“Bristow Helicopters”). Bristow Aviation’s subsidiaries provide industrial aviation services to customers primarily in the U.K, Norway, Australia, Nigeria and Trinidad and fixed wing services primarily in the U.K and Australia. Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc (“Caledonia”) and a European Union investor (the “E.U. Investor”) owned 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares as of March 31, 2019, although Caledonia had voting control over the E.U. Investor’s shares.
In addition to our ownership of 49% of Bristow Aviation’s outstanding ordinary shares, in May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). We also have £91.0 million ($118.6 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $2.4 billion as of March 31, 2019.
Our operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and E.U. statutes and regulations. We carry persons and property in our aircraft pursuant to an operating license issued by the Civil Aviation Authority (the “CAA”). The holder of an operating license must meet the ownership and control

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requirements of Council Regulation 2407/92. To operate under this license, the company through which we conduct operations in the U.K., Bristow Helicopters, must be owned directly or through majority ownership by E.U. nationals, and must at all times be effectively controlled by them. Our ownership of 49% of the ordinary shares of Bristow Aviation, the entity that owns Bristow Helicopters, is to comply with these restrictions.
Caledonia, the Company and the E.U. Investor also entered into a put/call agreement under which, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each have the right to require us to purchase such shares. As discussed above, under current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified E.U. investor to own any Bristow Aviation shares we have the right to acquire under the put/call agreement. In addition, the put/call agreement limits our ability to exercise the put/call option through a requirement to consult with the CAA in the U.K. regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new E.U. investor. However, we would work diligently to find an E.U. investor suitable to the CAA. The amount by which we could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our consolidated balance sheets as noncontrolling interest. On March 14, 2019, the E.U. Investor provided notice of his intent to exercise his right to require us or a qualified E.U. investor to purchase his Bristow Aviation shares for £100,000. In addition, on April 29, 2019, Caledonia provided notice of its intent to exercise its right to require us or a qualified E.U. investor to purchase its Bristow Aviation shares for £920,000, under our put/call agreement with this stockholder. As a result, in September 2019 and October 2019, 5% and 46%, respectively, of such shares have been purchased by Impigra Aviation Holdings Limited (“Impigra”), a qualified E.U. investor, with proceeds from two loans received from Bristow Holdings Company Ltd. III (“BHC III”), a Bristow subsidiary. Impigra, is a British company owned 100% by U.K. Bristow employees which now owns 51% of the ordinary shares of Bristow Aviation. There was no material change to the Bristow Aviation shareholders’ agreement or the put/call agreement which Impigra is now a party to. Impigra is also a VIE that we consolidate as the primary beneficiary and we eliminate the loans discussed above in consolidation. Brexit is anticipated to require a qualified U.K. investor rather than a qualified E.U. investor. Impigra is expected to meet the requirements to satisfy a qualified U.K. investor requirement.
Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow Aviation deteriorate. The call option price is the nominal value of the ordinary shares held by the noncontrolling shareholders (£1.0 million as of March 31, 2019) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. We can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid by Bristow Aviation. We have accrued the annual return due to the other shareholders at a rate of sterling LIBOR plus 3% or 6% (prior to May 2004, the rate was fixed at 12%) by recognizing noncontrolling interest expense on our consolidated statements of operations, with a corresponding increase in noncontrolling interest on our consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in noncontrolling interest on our consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to us. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Changes in the balance for the noncontrolling interest associated with Bristow Aviation are as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Balance – beginning of fiscal year	$1,358	$1,226	$1,410
Payments to noncontrolling interest shareholders	(54)	(49)	(49)
Noncontrolling interest expense	55	50	50
Currency translation	(106)	131	(185)
Balance – end of fiscal year	$1,253	$1,358	$1,226
Bristow Aviation and its subsidiaries are exposed to similar operational risks and are therefore monitored and evaluated on a similar basis by management. Accordingly, the financial information reflected on our consolidated balance sheets and statements of operations for Bristow Aviation and subsidiaries is presented in the aggregate, including intercompany amounts with other consolidated entities, as follows (in thousands):
	March 31,
	2019	2018
Assets
Cash and cash equivalents	$83,499	$90,788
Accounts receivable	307,864	256,735
Inventories	85,977	98,314
Prepaid expenses and other current assets	36,646	38,665
Total current assets	513,986	484,502
Investment in unconsolidated affiliates	3,087	3,608
Property and equipment, net	281,944	327,440
Goodwill	18,436	19,907
Other assets	229,902	231,884
Total assets	$1,047,355	$1,067,341
Liabilities
Accounts payable	$442,187	$292,893
Accrued liabilities	113,905	140,733
Accrued interest	2,399,704	2,130,433
Current maturities of long-term debt	85,287	23,125
Total current liabilities	3,041,083	2,587,184
Long-term debt, less current maturities	384,369	479,571
Accrued pension liabilities	25,726	37,034
Other liabilities and deferred credits	4,810	7,342
Deferred taxes	37,063	26,252
Total liabilities	$3,493,051	$3,137,383
	Fiscal Year Ended March 31,
	2019	2018	2017
Revenue	$1,221,344	$1,241,223	$1,209,019
Operating loss	(41,148)	(65,254)	(80,542)
Net loss	(347,056)	(322,752)	(279,159)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Bristow Helicopters Nigeria Ltd. — Bristow Helicopters Nigeria Ltd. (“BHNL”) is a joint venture in Nigeria in which Bristow Helicopters owns a 48% interest, a Nigerian company owned 100% by Nigerian employees owns a 50% interest and an employee trust fund owns the remaining 2% interest as of March 31, 2019. BHNL provides industrial aviation services to customers in Nigeria.
In order to be able to bid competitively for our services in the Nigerian market, we were required to identify local citizens to participate in the ownership of entities domiciled in the region. However, these owners do not have extensive knowledge of the aviation industry and have historically deferred to our expertise in the overall management and day-to-day operation of BHNL (including the establishment of operating and capital budgets and strategic decisions regarding the potential expansion of BHNL’s operations). We have also historically provided subordinated financial support to BHNL and will need to continue to do so unless and until BHNL acquires sufficient equity to permit itself to finance its activities without that additional support from us. As we have the power to direct the most significant activities affecting the economic performance and ongoing success of BHNL and hold a variable interest in the entity in the form of our equity investment and working capital infusions, we consolidate BHNL as the primary beneficiary. The employee-owned Nigerian entity referenced above purchased its 19% interest in BHNL in December 2013 with proceeds from a loan received from BGI Aviation Technical Services Nigeria Limited (“BATS”). In July 2014, the employee-owned Nigerian entity purchased an additional 29% interest with proceeds from a loan received from Bristow Helicopters (International) Limited (“BHIL”). In April 2015, Bristow Helicopters purchased an additional 8% interest in BHNL and the employee-owned Nigerian entity purchased an additional 2% interest with proceeds from a loan received from BHIL. Both BATS and BHIL are wholly-owned subsidiaries of Bristow Aviation. The employee-owned Nigerian entity is also a VIE that we consolidate as the primary beneficiary and we eliminate the loans discussed above in consolidation.
BHNL is an indirect subsidiary of Bristow Aviation; therefore, financial information for this entity is included within the amounts for Bristow Aviation and its subsidiaries presented above.
Pan African Airlines Nigeria Ltd. — Pan African Airlines Nigeria Ltd. (“PAAN”) is a joint venture in Nigeria with local partners in which we own an interest of 50.17%. PAAN provides industrial aviation services to customers in Nigeria.
The activities that most significantly impact PAAN’s economic performance relate to the day-to-day operation of PAAN, setting of operating and capital budgets and strategic decisions regarding the potential expansion of PAAN’s operations. Throughout the history of PAAN, our representation on the board and our secondment to PAAN of its managing director has enabled us to direct the key operational decisions of PAAN (without objection from the other board members). We have also historically provided subordinated financial support to PAAN. As we have the power to direct the most significant activities affecting the economic performance and ongoing success of PAAN and hold a variable interest in the form of our equity investment and working capital infusions, we consolidate PAAN as the primary beneficiary. However, as long as we own a majority interest in PAAN, the separate presentation of financial information in a tabular format for PAAN is not required.
Other Significant Affiliates — Consolidated
In addition to the VIEs discussed above, we consolidate the entities described below, which were less than 100% owned during fiscal years 2019, 2018 and/or 2017.
Airnorth — As of March 31, 2019, Bristow Helicopters Australia Pty Ltd. (“Bristow Helicopters Australia”) had a 100% interest in Airnorth, a regional fixed wing operator based in Darwin, Northern Territory, Australia with both scheduled and charter services that focus primarily on the energy and mining industries in northern and western Australia as well as international service to Dili, Timor-Leste. Airnorth’s fleet consists of 14 aircraft and its customer base includes many energy companies to which Bristow Group provides helicopter transportation services. In January 2015, Bristow Helicopters Australia acquired an 85% interest in Airnorth, for cash of A$30.3 million ($24.0 million). In November 2015, we purchased the remaining 15% of the outstanding shares of Airnorth for A$7.3 million ($5.3 million) through the exercise of a call option resulting in a reduction of $5.5 million to redeemable noncontrolling interests and an increase of $2.6 million to additional paid-in capital on our consolidated balance sheet. The terms of the purchase agreement for Airnorth included a potential earn

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out consideration of up to A$17.0 million ($13.0 million) to be paid over four years based in part on the achievement of specified financial performance thresholds and continued employment by the selling shareholders. A portion of the first year earn-out payment of $1.5 million was paid during fiscal year 2016 as Airnorth achieved agreed performance targets. Airnorth did not achieve the performance targets for the second year earn-out payment.
Eastern Airways — As of March 31, 2019, Bristow Helicopters had a 100% interest in Eastern Airways, a regional fixed wing operator based at Humberside Airport located in North Lincolnshire, England with both charter and scheduled services targeting U.K oil and gas industry transportation. In February 2014, Bristow Helicopters acquired a 60% interest in Eastern Airways. In January 2018, Bristow Helicopters acquired the remaining 40% of the outstanding shares of Eastern Airways for nominal consideration. Eastern Airways operates 31 fixed wing aircraft and provides technical support for two fixed wing aircraft. As part of the acquisition, Bristow Helicopters entered into agreements with the other shareholders of Eastern Airways that grant Bristow Helicopters the right to buy all of the Eastern Airways shares (and grant them the right after seven years to require Bristow Helicopters to buy all of their shares) and include transfer restrictions and other customary provisions.
The third-party noncontrolling interest holders, prior to our acquisition on the noncontrolling interest, held a written put option, which allowed them to sell their noncontrolling interest to Bristow Helicopters at any time after the end of the seventh year after acquisition. In addition to the written put option, Bristow Helicopters held a perpetual call option to acquire the noncontrolling interest at any time. Under each of these alternatives, the exercise price was based on a contractually defined multiple of cash flows formula (the “Eastern Redemption Value”), which is not a fair value measurement, and payable in cash. As the written put option was redeemable at the option of the noncontrolling interest holders, and not solely within Bristow Helicopters control, the noncontrolling interest in Eastern Airways was classified in redeemable noncontrolling interests between the stockholders’ investment and liabilities sections of the consolidated balance sheets. The initial carrying amount of the noncontrolling interest was the fair value of the noncontrolling interest as of the acquisition date.
The noncontrolling interest was adjusted each period for comprehensive income and dividends attributable to the noncontrolling interest and changes in Bristow Helicopters’ ownership interest in Eastern Airways, if any. An  additional adjustment to the carrying value of the noncontrolling interest may have be required if the Eastern Redemption Value exceeded the current carrying value. Changes in the carrying value of the noncontrolling interest related to a change in the Eastern Redemption Value were recorded against permanent equity and did not affect net income. While there was no impact on net income, the redeemable noncontrolling interest impacted our calculation of earnings per share. Utilizing the two-class method, we adjusted the numerator of the earnings per share calculation to reflect the changes in the excess, if any, of the Eastern Redemption Value over the greater of (1) the noncontrolling interest carrying amount or (2) the fair value of the noncontrolling interest on a quarterly basis.
Changes in the balance for the redeemable noncontrolling interest related to Eastern Airways are as follows (in thousands):
Balance as of March 31, 2016	$15,473
Noncontrolling interest expense	(6,848)
Currency translation	(1,739)
Balance as of March 31, 2017	6,886
Noncontrolling interest expense	(4,093)
Currency translation	4,163
Acquisition of remaining 40% of Eastern Airways	(6,121)
Reclassification to noncontrolling interest	(835)
Balance as of March 31, 2018	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Prior to our acquisition of the remaining 40% outstanding shares in fiscal year 2018, Eastern Airways was consolidated based on the rights to manage the day-to-day operations of the company which were granted under a shareholders’ agreement and our ability to buy all of their Eastern Airways shares under a put/call agreement.
Bristow Helicopters, together with its legal and financial advisors, pursued various transactions to exit the Eastern Airways business, which made negative contributions to our Adjusted EBITDA in each of the last three fiscal years, including pursuing a sales process with several third parties over an extended period. On May 10, 2019, Bristow Helicopters completed the sale of all of the shares of Eastern Airways to Orient Industrial Holdings Limited (“OIHL”), an entity affiliated with Mr. Richard Lake, pursuant to a Sale and Purchase Agreement (the “EAIL Purchase Agreement”). Pursuant to the EAIL Purchase Agreement and related agreements, Bristow Helicopters contributed approximately £17.1 million to Eastern Airways as working capital, OIHL acquired Eastern Airways, Bristow Helicopters retained its controlling ownership of the shares in Humberside International Airport Limited that it previously held through Eastern Airways and certain intercompany balances between Bristow Helicopters and Eastern Airways were written off. As a result of the transaction, OIHL now owns and operates Eastern Airways, which had previously operated as a separate unit within Bristow Group, and Bristow Helicopters maintains its controlling interest in Humberside Airport, from which Bristow Helicopters provides U.K. SAR services.
The EAIL Purchase Agreement contained customary representations and warranties. OIHL agreed to certain covenants with respect to non-solicitation of directors, officers or employees of Bristow Helicopters for a period of 12 months. Pursuant to the terms of the EAIL Purchase Agreement, Bristow Helicopters has the right to appoint an observer to the board of directors of Eastern Airways for an initial period of 12 months following the sale. Eastern Airways also agreed to provide certain transition services for a minimum of 12 months from the date of the completion of the transaction.
Aviashelf — As of March 31, 2019, Bristow Aviation had an indirect 48.5% interest in Aviashelf Aviation Co. (“Aviashelf”), a Russian helicopter company. Additionally, we owned 60% of two U.K. joint venture companies, Bristow Helicopters Leasing Limited (“BHLL”) and Sakhalin Bristow Air Services Ltd. These two U.K. companies lease aircraft to Aviashelf which holds the client contracts for our Russian operations. Aviashelf is consolidated based on the ability of certain consolidated subsidiaries of Bristow Aviation to control the vote on a majority of the shares of Aviashelf, rights to manage the day to day operations of the company which were granted under a shareholders’ agreement, and our ability to acquire an additional 8.5% interest in Aviashelf under a put/call option agreement. In April 2019, we sold our 60% ownership interest in BHLL. In June 2019, we sold our 48.5% ownership interest in Aviashelf. In August 2019, we exercised the call option for the additional 8.5% interest in Aviashelf and immediately sold the interest to the same counterparty.
Other Significant Affiliates — Unconsolidated
We have investments in other significant unconsolidated affiliates as described below.
Cougar — We own a 25% voting interest and a 40% economic interest in Cougar Helicopters Inc. (“Cougar”), the largest offshore energy and SAR helicopter service provider in Canada. Cougar’s operations are primarily focused on serving the offshore oil and gas industry off Canada’s Atlantic coast and in the Arctic. Cougar operates eight helicopters leased from us on a long-term basis. We also lease maintenance and SAR facilities located in St. John’s, Newfoundland and Labrador and Halifax, Nova Scotia to Cougar on a long-term basis. The terms of the purchase agreement for Cougar included a potential earn-out of $40 million payable over three years based on Cougar achieving certain agreed performance targets. The first year and second year earn-out payments of $6.0 million and $8.0 million were paid in March 2014 and April 2015, respectively, as Cougar achieved agreed performance targets. The third year earn-out was achieved as Cougar achieved agreed performance targets of which $10 million was paid in April 2016 and $16 million was paid in April 2017. The investment in Cougar is accounted for under the equity method. As of March 31, 2019 and 2018, the investment in Cougar was $58.0 million and $59.4 million, respectively, and is included on our consolidated balance sheets in investment in unconsolidated affiliates. Due to timing differences in our financial reporting requirements, we record our share of Cougar’s financial results in earnings from unconsolidated affiliates on a three-month delay. During fiscal years 2019, 2018 and 2017, we reimbursed Cougar for approximately

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$0.5 million, $0.5 million and $1.4 million, respectively, of costs incurred on our behalf. Additionally, we have leased aircraft from VIH Aviation Group, which is a related party due to common owners of Cougar, and paid lease fees of $16.1 million, $19.3 million and $12.5 million in fiscal years 2019, 2018 and 2017, respectively. Additionally, we paid $0.5 million in fiscal year 2017 to VIH Aerospace Inc., another related party with common owners of Cougar, for SAR and other equipment. In July 2016 we began leasing a facility in Galliano, Louisiana from VIH Helicopters USA, Inc., another related party with common owners of Cougar, and paid $0.2 million, $0.2 million and $0.1 million in lease fees during fiscal years 2019, 2018 and 2017, respectively.
Líder — We own an approximate 20% voting interest and a 41.9% economic interest in Líder, a provider of helicopter and executive aviation services in Brazil. Líder’s fleet has 43 helicopters and 23 fixed wing aircraft (including owned and managed aircraft). The investment in Líder is accounted for under the equity method. As of March 31, 2019 and 2018, the investment in Líder was $50.8 million and $62.3 million, respectively, and is included in our consolidated balance sheets in investment in unconsolidated affiliates. As discussed in Note 1, we recorded an $85.7 million impairment to our investment in Líder in fiscal year 2018.
PAS — We have a 25% interest in Petroleum Air Services (“PAS”), an Egyptian corporation that provides helicopter and fixed wing transportation to the offshore energy industry in Egypt. Additionally, spare fixed wing capacity is chartered to tourism operators. PAS owns 48 aircraft. PAS is accounted for under the cost method as we are unable to exert significant influence over its operations.
Other — Historically, in addition to the expansion of our business through purchases of new and used aircraft, we have also established new joint ventures with local partners or purchased significant ownership interests in companies with ongoing helicopter operations, particularly in countries where we have no operations or our operations are limited in scope, and we continue to evaluate similar opportunities which could enhance our operations. Where we believe that it is probable that an equity method investment will result, the costs associated with such investment evaluations are deferred and included in investment in unconsolidated affiliates on the consolidated balance sheets. For each investment evaluated, an impairment of deferred costs is recognized in the period in which we determine that it is no longer probable an equity method investment will result. As of March 31, 2019 and 2018, we had no amounts in investment in unconsolidated affiliates in the process of being evaluated.
Our percentage of economic ownership and investment balances for the unconsolidated affiliates are as follows:
	March 31,
	2019	2018	2019	2018
			(In thousands)
Cost Method:
PAS	25%	25%	$6,286	$6,286
Equity Method:
Cougar(1)	40%	40%	58,047	59,366
Líder(1)	41.9%	41.9%	50,784	62,267
Other			3,086	3,608
Total			$118,203	$131,527
(1)	We had a 25% voting interest in Cougar and an approximate 20% voting interest in Líder as of March 31, 2019 and 2018.

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Earnings from unconsolidated affiliates were as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Dividends from entities accounted for under the cost method:
PAS	$2,518	$2,518	$2,068
Earnings, net of losses, from entities accounted for under the equity method:
Cougar	4,100	9,084	10,537
Líder	(2,059)	7,179	8,064
Other	(242)	(82)	(330)
	1,799	16,181	18,271
Total	$4,317	$18,699	$20,339
We received $0.2 million, $0.4 million and $0.4 million of dividends from our investments accounted for under the equity method during fiscal years 2019, 2018 and 2017, respectively.
A summary of combined financial information of our unconsolidated affiliates accounted for under the equity method is set forth below (in thousands):
	March 31,
	2019	2018
	(Unaudited)
Current assets	$152,438	$221,169
Non-current assets	274,401	293,409
Total assets	$426,839	$514,578
Current liabilities	$106,658	$131,664
Non-current liabilities	160,082	188,822
Equity	160,099	194,092
Total liabilities and equity	$426,839	$514,578
	Fiscal Year Ended March 31,
	2019	2018	2017
	(Unaudited)
Revenue	$254,617	$298,731	$327,351
Gross profit	$47,894	$46,717	$50,371
Net income	$(7,115)	$13,285	$14,581
Note 4 — PROPERTY AND EQUIPMENT, ASSETS HELD FOR SALE AND OEM COST RECOVERIES
During fiscal years 2019, 2018 and 2017, we made capital expenditures as follows:
	Fiscal Year Ended March 31,
	2019	2018	2017
Number of aircraft delivered:
Medium(1)	1	5	5
SAR aircraft	—	—	4
Total aircraft	1	5	9
Capital expenditures (in thousands):
Aircraft and related equipment(2)	$35,315	$32,418	$127,447
Other	5,587	13,869	7,663
Total capital expenditures	$40,902	$46,287	$135,110
(1)	During fiscal year 2019, we purchased an aircraft that was not on order that was previously leased.
(2)
During fiscal year 2019, we made no progress payments for aircraft to be delivered for future periods. During fiscal years 2018 and 2017, we spent $2.3 million and $71.4 million, respectively, on progress payments for aircraft to be delivered in future periods.

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The following table presents details on the aircraft sold or disposed of and impairments on assets held for sale during fiscal years 2019, 2018 and 2017:
	Fiscal Year Ended March 31,
	2019	2018	2017
	(In thousands, except for number of aircraft)
Number of aircraft sold or disposed of	8	11	14
Proceeds from sale or disposal of assets	$13,813	$48,740	$18,471
Loss from sale or disposal of assets(1)	$4,995	$1,742	$2,049

Number of aircraft impaired	5	8	14
Impairment charges on aircraft held for sale(1)(2)	$8,149	$15,853	$12,450
Impairment charges on property and equipment(3)	$104,939	$—	$—
Contract termination costs(1)(4)	$14,699	$—	$—
(1)	Included in loss on disposal of assets on our consolidated statement of operations.
(2)	Includes a $6.5 million impairment of the Bristow Academy disposal group for fiscal year 2018.
(3)
Includes an $87.5 million impairment related to H225s and a $17.5 million impairment related to Eastern Airways assets for fiscal year 2019, included in loss on impairment on our consolidated statement of operations. See Loss on Impairment in Note 1 for further details.

(4)
Includes $11.7 million of progress payments and $2.3 million of capitalized interest for an aircraft purchase contract that was terminated in fiscal year 2019. Additionally, $0.5 million of progress payments and $0.2 million of capitalized interest for aircraft options were terminated in fiscal year 2019. For further details, see Note 8.

In addition to capital expenditures and sale or disposal of assets, the following items impacted property and equipment during fiscal year 2019:
•
In connection with the $87.5 million impairment of our H225 aircraft, we revised our salvage values for each H225 aircraft. In accordance with accounting standards, we will recognize the change in depreciation due to the reduction in carrying value and revision of salvage values on a prospective basis over the remaining life of the aircraft. This resulted in an additional $3.0 million of depreciation expense during fiscal year 2019 and will result in an increase of depreciation expense of $5.9 million during fiscal year 2020, $1.9 million during fiscal year 2021 and a reduction of $10.3 million during fiscal year 2022 and beyond.

•
We revised the salvage values of certain aircraft to reflect our expectation of future sales values given our disposal plans for those aircraft. We recorded additional depreciation expense of $1.4 million during fiscal year 2019 and expect to record additional depreciation expense of $2.8 million during fiscal year 2020.

•
We transferred two aircraft and other properties to held for sale and reduced property and equipment by $1.5 million. In addition, we transferred three aircraft out of held for sale, as they were determined to no longer meet the criteria for held for sale classification, and increased property and equipment by $8.2 million.

In addition to capital expenditures and sale or disposal of assets, the following items impacted property and equipment during fiscal year 2018:
•	We transferred four aircraft to held for sale and reduced property and equipment by $9.3 million.

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In addition to capital expenditures and sale or disposal of assets, the following items impacted property and equipment during fiscal year 2017:
•
We recorded accelerated depreciation of $10.4 million on 11 medium aircraft operating in our Europe Caspian, Americas and Africa regions as our management decided to exit these model types earlier than originally anticipated. In certain instances, the salvage values of some aircraft were also adjusted to reflect our expectation of sales values in the current market.

•	We transferred 12 aircraft to held for sale and reduced property and equipment by $19.7 million.
During fiscal years 2019, 2018 and 2017, we saw a deterioration in market sales for aircraft resulting mostly from an increase in idle aircraft and reduced demand across the offshore energy market. While other markets exist for certain aircraft model types, including utility, firefighting, government, VIP transportation and tourism, the market for certain model type aircraft slowed. As a result of these market changes, changes in estimated salvage values of our fleet of operational aircraft and other changes in the timing of exiting certain aircraft from our operations, we recorded impairments and additional depreciation expense discussed above. For further details, see Note 1 for a discussion on impairments of property and equipment.
Assets Held for Sale
Assets held for sale are classified as current assets on our consolidated balance sheets and recorded at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. As of March 31, 2019 and 2018, we had 3 and 11 aircraft, for $5.4 million and $30.3 million, classified as held for sale, respectively, as well as various smaller assets of a less significant nature. Two of the three aircraft were sold subsequent to March 31, 2019 and we believe it is probable we will sell or otherwise dispose of the remaining held for sale assets during the next fiscal year. As presented in the table above, we recorded impairment charges of $8.1 million, $15.9 million and $12.5 million to reduce the carrying value of five, eight and 14 aircraft held for sale during fiscal years 2019, 2018 and 2017, respectively. These impairment charges were included in loss on disposal of assets in the consolidated statements of operations.
The impairment charges recorded on held for sale aircraft during fiscal years 2019, 2018 and 2017 related primarily to older model aircraft types our management decided to dispose of earlier than originally anticipated in addition to the impact of changes in expected sales prices in the aircraft aftermarket resulting from the oil and gas market downturn.
On November 1, 2017, we sold our 100% interest in Bristow Academy, including all of its aircraft, for a minimum of $1.5 million to be received over a maximum of four years with potential additional consideration based on Bristow Academy’s financial performance. The sale of this non-core business resulted in total charges recorded in the fiscal year 2018 of $7.2 million, which resulted from the combined loss on the sale and related impairment of assets included in loss on disposal of assets on our consolidated statement of operations. During fiscal year 2019, we received $1.2 million for full settlement of any potential consideration. Bristow Academy is included in Corporate and other in Note 12.
OEM Cost Recoveries
During fiscal year 2018, we reached agreements with OEMs to recover approximately $136.0 million related to ongoing aircraft issues, of which $125.0 million was realized during fiscal year 2018 and $11.0 million was recovered during fiscal year 2019. To reflect the amount realized from these OEM cost recoveries during fiscal year 2018, we recorded a $94.5 million decrease in the carrying value of certain aircraft in our fleet through a decrease in property and equipment – at cost, reduced rent expense by $16.6 million and recorded a deferred liability of $13.9 million, included in other accrued liabilities and other liabilities and deferred credits, related to a reduction in rent expense to be recorded in future periods, of which $7.9 million was recognized in fiscal year 2019. We determined the realized portion of the cost recoveries related to a long-term performance issue with the aircraft, requiring a reduction of carrying value for owned aircraft and a reduction in rent expense for leased aircraft. For the owned aircraft, we allocated the $94.5 million as a reduction in carrying value by reducing the historical acquisition value of each affected aircraft on a pro-rata basis utilizing the historical acquisition value of

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the aircraft. For leased aircraft, we will recognize the remaining deferred liability of $6.0 million as a reduction in rent expense prospectively on a straight-line basis over the remaining lease terms. This will result in a reduction to rent expense of $4.0 million during fiscal year 2020 and $2.0 million during fiscal year 2021.
During fiscal year 2019, we recovered the remaining $11.0 million in OEM cost recoveries by agreeing to net certain amounts previously accrued for aircraft leases and capital expenditures against those recoveries. During fiscal year 2019, we recorded $7.6 million increase in revenue and $3.4 million decrease in direct cost. The increase in revenue relates to compensation for lost revenue in prior periods from the late delivery of aircraft and the decreases in direct cost over fiscal year 2019 relate to prior costs we have incurred and future costs we expect to incur.
Note 5 — DEBT
Debt as of March 31, 2019 and 2018 consisted of the following (in thousands):
	March 31,
	2019	2018
8.75% Senior Secured Notes	$347,400	$346,610
4½% Convertible Senior Notes	112,944	107,397
6¼% Senior Notes	401,535	401,535
Lombard Debt	183,450	211,087
Macquarie Debt	171,028	185,028
PK Air Debt	212,041	230,000
Airnorth Debt	11,058	13,832
Eastern Airways Debt	—	14,519
Other Debt	9,168	3,991
Unamortized debt issuance costs	(21,771)	(27,465)
Total debt	1,426,853	1,486,534
Less short-term borrowings and current maturities of long-term debt	(1,418,630)	(1,475,438)
Total long-term debt	$8,223	$11,096
Classification of Debt — As discussed in Note 1, on the Petition Date, the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. The Debtors’ Chapter 11 Cases are jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. The Debtors continue to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The significant risks and uncertainties related to the Chapter 11 Cases raise substantial doubt about the Company’s ability to continue as a going concern. In addition, each of the commencement of the Chapter 11 Cases and the delivery of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018, as amended by the amendment thereto, with a going concern qualification or explanation constituted an event of default under certain of our secured equipment financings, giving those secured equipment lenders the right to accelerate repayment of the applicable debt, subject to Chapter 11 protections, and triggering cross-default and/or cross-acceleration provisions in substantially all of our other debt instruments should that right to accelerate repayment be exercised. As a result of the facts and circumstances discussed above, the Company has classified substantially all debt balances of approximately $1.4 billion as of March 31, 2019 as short-term borrowings and current maturities of long-term debt on our consolidated balance sheet.
Debt Covenants — Certain of our credit facilities which are secured by pledges of aircraft, with aggregate outstanding borrowings of $383.1 million at March 31, 2019, and certain of our aircraft leasing arrangements to which we are the lessee, contain covenants of a non-financial nature related to pledged and leased aircraft. Each aircraft pledge specifically identifies the airframes and engines of the aircraft pledged to its credit facility. Similarly, each aircraft lease specifically identifies the airframe(s) and engines of the aircraft covered by the

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lease. The agreements contain a requirement to maintain specific engines on each specified airframe with limited exceptions for, among other things, the repair and maintenance of the engines. From time to time, engines are removed and replaced on an airframe. In some cases, these actions are permitted under the credit and lease agreements so long as (a) a pledged or leased engine is replaced with another engine subject to the same transaction or, in some cases, any other engine, so long as such other engine is free and clear of liens other than certain permitted liens, and/or (b) in the case of a “loaner” engine furnished by a maintenance provider temporarily replacing a pledged or leased engine, the “loaner” engine is replaced with an engine (which may be the original engine, post-maintenance) subject to the same transaction within 180 days after the removal of the original engine. During fiscal year 2019, we determined that in some instances a “loaner” engine owned by a maintenance provider and installed on a pledged or leased airframe had been on that airframe for more than 180 days after the removal of the original engine. We are reliant upon third-party maintenance providers to complete maintenance work on these subject engines; however, in some instances these maintenance providers did not complete the required maintenance work on an engine within the 180-day period permitted by the relevant agreement for the engine can be separated from the assigned airframe, and the relevant maintenance providers have been able to provide a timetable for the ultimate completion of the work on those engines. These instances, while involving a small subset of the approximately 385 helicopter engines that were then subject to our secured financings or helicopter leases, constituted defaults under the affected credit and lease agreements. All issues related to this matter were cured by December 31, 2018 for all but nine helicopter engines (relating to three agreements) where a pledged or leased engine was not returned to the pledged or leased airframe within the specified period due to delays by the relevant maintenance service provider. We obtained waivers of such non-compliance under the applicable agreements, extending the time for the return of each pledged or leased engine to the relevant pledged or leased airframe to the earlier of (i) the date that occurs 30 days after the receipt by the Company of such engine at our facility where the relevant airframe is then located or (ii) February 10, 2020.
Notice of Default of Aircraft Leases — On March 22, 2019, we received a notice of default with respect to four aircraft leases (the “Leases”) entered into in September 2014 by our subsidiary BriLog Leasing Ltd., as lessee. The notice of default cited failure by the lessee to comply with its obligations to maintain the aircraft leased pursuant to such Leases so as to enable the certificate of airworthiness for the aircraft to be continually maintained without restriction or limitation. Unless the lessee remedied such default within 30 days after the date of such notice, such default would mature into an Event of Default (as defined in the Leases). Prior to the end of such 30-day period, we reached a settlement with respect to such default, and therefore, such default did not mature into an Event of Default.
Waiver of Defaults — Prior to the Petition Date, we entered into waiver letters with respect to certain of our debt agreements, including the credit agreement, dated as of July 17, 2017, among Bristow Equipment Leasing Ltd., the several banks, other financial institutions and other lenders from time to time party thereto and PK AirFinance S.à r.l. (“PK AirFinance”), as agent and as security trustee (as amended, the “PK Credit Agreement”); the term loan credit agreement, dated as of February 1, 2017, among Bristow U.S. LLC, the several banks, other financial institutions and other lenders from time to time party thereto and Macquarie Bank Limited, as administrative agent and as security agent (as amended, the “Macquarie Credit Agreement”); the asset-backed revolving credit facility (the “ABL Facility”); and certain other secured equipment financings and leases. Pursuant to such waiver letters, we received waivers of breaches, defaults or events of default under such debt agreements arising from the Company’s failure to timely provide its unaudited consolidated financial statements for the quarter ended December 31, 2018 and/or the failure to make the April 15, 2019 interest payment due on the 6¼% Senior Notes by May 15, 2019, and certain other related events of default and cross-defaults. As discussed below under “—Events of Default,” the filing of the Chapter 11 Cases constituted an event of default that accelerated the obligations under the PK Credit Agreement and the Macquarie Credit Agreement.
On May 10, 2019, Bristow Norway AS and Bristow Helicopters, as borrowers and guarantors, and the Company, as guarantor, entered into a waiver letter (the “First ABL Waiver”) with Barclays Bank PLC, as agent, and Credit Suisse AG, Cayman Islands Branch, as lender, with respect to the ABL Facility. The First ABL Waiver waives, subject to certain conditions, any Default (as defined in the ABL Facility) or cross-defaults that would

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otherwise exist or occur under the ABL Facility as a result of, among other things, (i) the Company’s failure to timely provide its unaudited consolidated financial statements for the quarters ended December 31, 2018 and March 31, 2019, (ii) the amendment of the Company’s periodic reports for fiscal year 2018 as previously disclosed, (iii) the failure to make the April 15, 2019 interest payment due on the 6¼% Senior Notes, (iv) potential cross defaults under the 4½% Convertible Senior Notes and 8.75% Senior Secured Notes, (v) other events related to the Chapter 11 Cases, potential insolvency issues or possible failure to comply with certain financial covenants or (vi) certain representations and warranties not being correct when made. Such Defaults are waived until the date (the “ABL Waiver Termination Date”) on which the Company or its subsidiaries enter into or modify debt agreements that would materially adversely impact the ability to perform obligations under the ABL Facility, any security that is not permitted security is granted over the share capital or assets of either borrower or the Chapter 11 Cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code, subject to certain conditions as specified in the First ABL Waiver. The First ABL Waiver contains certain amendments to the ABL Facility, including (i) expanding the definition of Change of Control to include the consummation of a plan of reorganization in connection with the commencement of a bankruptcy proceeding and (ii) providing that the maturity date of December 14, 2021 shall be subject to certain early maturity triggers related to a Change of Control of the Company (as such definition has been amended by the First ABL Waiver) or the ABL Waiver Termination Date.
On August 30, 2019, we entered into an amendment to the First ABL Waiver, which permitted us to file the Annual Report on Form 10-K for the fiscal year ended March 31, 2019 by September 30, 2019 and permits us to file the Quarterly Report for the quarter ended June 30, 2019 by October 14, 2019.
On September 30, 2019, Bristow Norway AS and Bristow Helicopters, as borrowers and guarantors, and the Company, as guarantor, entered into a waiver letter (the “Second ABL Waiver”) with Barclays Bank PLC, as agent, and Credit Suisse AG, Cayman Islands Branch, as lender, with respect to the ABL Facility. The Second ABL Waiver further extended the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.
On May 10, 2019, Bristow Aircraft Leasing Limited (“BALL”), as borrower, entered into a waiver letter (the “First BALL Lombard Waiver”) with Lombard North Central Plc, as administrative agent and as security trustee, with respect to the term loan credit agreement, dated as of November 11, 2016 (the “BALL Lombard Credit Agreement”). If an Insolvency Proceeding (as defined in the First BALL Lombard Waiver) is commenced on or before May 15, 2019, the First BALL Lombard Waiver extends, subject to certain conditions, the waivers received under the previous waiver letter (as described in our Current Report on Form 8-K filed with the SEC on April 15, 2019), until the earliest of (a) certain events related to a plan of reorganization or liquidation of the Company, Insolvency Proceeding or debtor-in-possession financing or (b) December 15, 2019 (the “Lombard Waiver Termination Date”). In addition, the First BALL Lombard Waiver waives, until the Lombard Waiver Termination Date, any Default or Event of Default (each as defined in the BALL Lombard Credit Agreement) as a result of (i) the amendment of the Company’s periodic reports for fiscal year 2018, (ii) the possible commencement of an Insolvency Proceeding or any related acceleration of other material indebtedness and (iii) the possible occurrence of an Event of Default under the term loan credit agreement, dated as of November 11, 2016, among Bristow U.S. Leasing LLC, as borrower, the lenders from time to time party thereto and Lombard North Central plc, as administrative agent and as security trustee (the “BULL Lombard Credit Agreement”), subject to certain conditions.
On August 31, 2019, we entered into an amendment to the First BALL Lombard Waiver, which permitted us to file the Annual Report on Form 10-K for the fiscal year ended March 31, 2019 by September 30, 2019 and permits us to file the Quarterly Report for the quarter ended June 30, 2019 by October 14, 2019.
On September 30, 2019, BALL, as borrower, entered into a waiver letter (the “Second BALL Lombard Waiver”) with Lombard North Central Plc, as administrative agent and as security trustee, with respect to the BALL Lombard Credit Agreement. In addition, BULL, as borrower, entered into a waiver letter (the “BULL Lombard Waiver”) with Lombard North Central Plc, as administrative agent and as security trustee, with respect to the

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BULL Lombard Credit Agreement. The Second BALL Lombard Waiver and the BULL Lombard Waiver both extended the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.
Events of Default — The filing of the Chapter 11 Cases constituted an event of default that accelerated the obligations under the following instruments and agreements:
•
the Third Supplemental Indenture to the Base Indenture, dated as of October 12, 2012 among the Company, the guarantors named therein and Wilmington Trust, as successor trustee to U.S. Bank, and our 6¼% Senior Notes issued thereunder;

•
the Sixth Supplemental Indenture to the Base Indenture, dated as of December 18, 2017, among the Company, the guarantors named therein and Wilmington Trust, as successor trustee to U.S. Bank, and our 4½% Convertible Senior Notes issued thereunder;

•
the Indenture, dated as of March 6, 2018, among the Company, the guarantors named therein and U.S. Bank, as trustee and collateral agent (the “Secured Indenture”), and our 8.75% Senior Secured Notes issued thereunder;

•	the PK Credit Agreement;
•	the Macquarie Credit Agreement;
•	the BULL Lombard Credit Agreement; and
•	various aircraft operating leases and real estate leases.
The instruments and agreements described above provide that, as a result of the commencement of the Chapter 11 Cases, the financial obligations thereunder, including for the debt instruments any principal amount, together with accrued interest thereon, are immediately due and payable. However, any efforts to enforce payment of such financial obligations under such instruments and agreements are automatically stayed as a result of the filing of the Chapter 11 Cases and the holders’ rights of enforcement in respect of such financial obligations are subject to the applicable provisions of the Bankruptcy Code.
Term Loan Agreement — On May 10, 2019, the Company entered into a Term Loan Credit Agreement, dated the same date (the “Term Loan Agreement”), by and among the Company and BHC, as borrowers, certain subsidiaries of the Company as guarantors party thereto, the lenders from time to time party thereto (initially, certain holders of the 8.75% Senior Secured Notes), and Ankura Trust Company, LLC, as administrative agent (the “Term Loan Agent”), for a senior secured term loan of $75 million (the “2019 Term Loan”). Immediately upon entering into the Term Loan Agreement, and prior to the Petition Date, the Company and BHC III borrowed the full amount thereunder, the net proceeds of which may be used only in compliance with a cash flow forecast required pursuant to the terms of the Term Loan Agreement, which the Company expects will be used for general corporate purposes, including to fund the working capital and liquidity requirements of the Company during the pendency of the Chapter 11 Cases. The full principal amount of the 2019 Term Loan is due May 10, 2022. At the Company’s election, borrowings under the 2019 Term Loan will bear interest at either (x) the Eurodollar Rate (as defined in the Term Loan Agreement) plus 7% or (y) the Base Rate (as defined in the Term Loan Agreement) plus 6%. The initial borrowings under the 2019 Term Loan will be Eurodollar Rate loans with monthly interest payments. The 2019 Term Loan is secured by a lien on certain specified collateral, including, among other things, equity pledges of 35% of the equity interests in certain of the Company’s first-tier foreign subsidiaries (the remaining 65% of such entities have been previously pledged under the 8.75% Senior Secured Notes), 100% of the equity of BHC III and Bristow International Panama S. de RL, and two newly formed special-purpose vehicles, as well as a junior lien on certain collateral securing the 8.75% Senior Secured Notes. Pursuant to the DIP Order (as defined herein), the DIP Credit Agreement and the related collateral documents, liens on assets of the Debtors securing the obligations under the 2019 Term Loan will rank junior in priority to liens under the DIP Credit Agreement and liens on assets of the non-Debtor subsidiaries of the Company under the 2019 Term Loan will rank senior in priority to liens under the DIP Credit Agreement. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
borrowers have the option in connection with the consummation of a Reorganization Plan (as defined in the Term Loan Agreement) that is satisfactory to the lenders to require that the 2019 Term Loan be converted into equity of the Company upon consummation of such Reorganization Plan, subject to certain conditions. The Term Loan Agreement contains customary pre-payment requirements.
The Term Loan Agreement contains certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the Company’s and its subsidiaries’ incurrence of additional indebtedness or liens, mergers, dispositions of assets, investments, restricted payments, modifications to material agreements, transactions with affiliates and fundamental changes. In addition, the Term Loan Agreement requires that, on the delivery of each Variance Report (as defined in the Term Loan Agreement), total operating disbursements and total receipts of the Company and its subsidiaries for certain specified periods shall not exceed (with respect to disbursements) or be less than (with respect to total receipts) the aggregate amount forecasted therefor for such period by more (with respect to disbursements) or less (with respect to total receipts) than a specified percentage of the forecasted amount. The Term Loan Agreement also contains customary affirmative covenants and customary representations and warranties.
The Term Loan Agreement specifies certain customary events of default, including, among others, failure to pay principal or interest on the 2019 Term Loan when due, the breach of representations or warranties in any material respect, non-performance of other covenants and obligations, judgments, the occurrence of certain ERISA events and certain change of control events. The filing of the Chapter 11 Cases neither constitutes an event of default nor accelerates the maturity of the Company’s indebtedness under the Term Loan Agreement.
On June 6, 2019, we entered into Amendment No. 1 to the Term Loan Agreement (the “First Term Loan Amendment”), dated the same date, by and among the Company, BHC III and the lenders party thereto. Among other things, the First Term Loan Amendment extended the deadline for delivery to the administrative agent and the lenders of (i) the annual audit report of the borrower and its subsidiaries for the fiscal year ended March 31, 2019 from 90 days to 120 days after the end of such fiscal year and (ii) monthly unaudited consolidated financial statements of the borrower and its subsidiaries from 10 days to 20 business days after the end of each month.
On August 22, 2019, we entered into Amendment No. 2 to the Term Loan Agreement (the “Second Term Loan Amendment”), dated the same date, by and among the Company, BHC III and the Term Loan Agent. The Second Term Loan Amendment amended the Term Loan Agreement in order to clarify the definition of Pledged Aircraft under the Term Loan Agreement.
On August 26, 2019, in connection with the entry into the DIP Credit Agreement (as defined herein), we entered into Amendment No. 3 to the Term Loan Agreement (the “Third Term Loan Amendment”), dated the same date, by and among the Company, BHC III, the lenders party thereto and the Term Loan Agent. The Third Term Loan Amendment amended the Term Loan Agreement in order to, among other things, permit the entry into the DIP Credit Agreement, the incurrence of indebtedness thereunder and the granting of related liens thereunder, and make certain other conforming changes.
On September 30, 2019, we entered into Amendment No. 4 to the Term Loan Agreement (the “Fourth Term Loan Amendment”), dated the same date, by and among the Company, BHC III and the Term Loan Agent. The Fourth Term Loan Amendment amended the Term Loan Agreement in order to extend the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.
Debtor-in-Possession Commitment Letter — In connection with the Chapter 11 Cases and pursuant to a Commitment Letter, dated May 10, 2019, from the lenders party thereto and agreed to by the Company and BHC III (together, the “DIP Borrowers”), an ad hoc group of holders of the 8.75% Senior Secured Notes (the “Secured Notes Ad Hoc Group”) agreed to provide the DIP Borrowers with a superpriority senior secured debtor-in-possession credit facility in an aggregate principal amount of $75.0 million. On June 27, 2019, the DIP Borrowers entered into a new Commitment Letter (the “New DIP Commitment Letter”) from the lenders party thereto, pursuant to which the Secured Notes Ad Hoc Group and an ad hoc group of holders of the Unsecured

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Notes (the “Unsecured Notes Ad Hoc Group”) agreed to provide the DIP Borrowers with a superpriority senior secured debtor-in-possession credit facility comprised of loans in an aggregate principal amount of $150 million, on the terms set forth in the DIP Facility Term Sheet attached thereto (the “DIP Term Sheet”).
Backstop Commitment Agreement — On July 24, 2019, the Company entered into a Backstop Commitment Agreement (the “Backstop Commitment Agreement”) with the other parties thereto (the “Commitment Parties”), pursuant to which the Commitment Parties have agreed to backstop a total $385 million new money rights offering (the “Rights Offering”) of new equity interests of the Company, as reorganized (the “Reorganized Company”) pursuant to the Amended Plan. In accordance with the Amended Plan and certain Rights Offering procedures filed as part of the Amended Plan, the Company will grant the Supporting Noteholders, including certain Commitment Parties who are Unsecured Noteholders (the “Unsecured Commitment Parties”) or Secured Noteholders (the “Secured Commitment Parties”), and holders of certain other unsecured claims (collectively with the Unsecured Noteholders, the “Unsecured Claims”), the right to purchase shares of common stock of the Reorganized Company (the “Common Shares”) and shares of Series A Convertible Preferred Stock of the Reorganized Company (the “Preferred Shares” and, together with the Common Shares, the “Rights Offering Shares”), which will be comprised of 91.825% of Common Shares and 8.175% of Preferred Shares, for an aggregate purchase price of, in the case of the Unsecured Claims, $347.5 million (the “Unsecured Rights Offering Amount”) and, in the case of the Secured Noteholders, $37.5 million (the “Secured Rights Offering Amount” and, together with the Unsecured Rights Offering Amount, the “Rights Offering Amount”)). Under the Backstop Commitment Agreement, the Commitment Parties have agreed to purchase any Rights Offering Shares that are not duly subscribed for pursuant to the Rights Offering (the “Unsubscribed Shares”) at the Per Equity Share Purchase Price (as defined in the Backstop Commitment Agreement).
Under the Backstop Commitment Agreement, the Debtors have agreed to pay (i) on the earlier of the closing date of the transactions contemplated by the Backstop Commitment Agreement or the termination of the Backstop Commitment Agreement, a backstop commitment fee (the “Backstop Commitment Fee”) in, at the election of the Commitment Parties, Common Shares or Preferred Shares equal to 10% of (a) the Unsecured Rights Offering Amount to the Unsecured Commitment Parties and (b) the Secured Rights Offering Amount to the Secured Commitment Parties and (ii) both as promptly as reasonably practicable after entry of the BCA Approval Order (as defined in the Backstop Commitment Agreement) and on a monthly basis thereafter, all reasonably incurred and documented professional fees of the Commitment Parties. In certain circumstances where the Backstop Commitment Agreement has been terminated, the Backstop Commitment Fee will be reduced to an amount in cash equal to 5% of the Rights Offering Amount. The Backstop Commitment Fee will be issued to the Commitment Parties pro rata based on the amount of their respective backstop commitments.
The rights to purchase Rights Offering Shares (excluding Unsubscribed Shares) in the Rights Offering will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to section 1145 of the Bankruptcy Code. A portion of the Common Shares issued in the Rights Offering will be issued in reliance upon such exemption, and a portion of the Common Shares and all of the Preferred Shares will be issued in reliance upon the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof or another available exemption from registration thereunder. The offer and sale of the Unsubscribed Shares purchased by the Commitment Parties pursuant to the Backstop Commitment Agreement will be made in reliance upon the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof or another available exemption from registration thereunder. As a condition to the closing of the transactions contemplated by the Backstop Commitment Agreement, the Reorganized Company will enter into a registration rights agreement with certain Commitment Parties requiring the Reorganized Company to register the Commitment Parties’ securities under the Securities Act.
The Commitment Parties’ commitments to backstop the Rights Offering and the other transactions contemplated by the Backstop Commitment Agreement are conditioned upon satisfaction of all applicable conditions set forth therein. The issuances of Rights Offering Shares pursuant to the Rights Offering and the Backstop Commitment Agreement are conditioned upon, among other things, confirmation of the Amended Plan by the Bankruptcy Court (which occurred on October 8, 2019) and the Amended Plan’s effectiveness.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
On September 30, 2019, we entered into a limited waiver and amendment to the Backstop Commitment Agreement (the “BCA Amendment”), dated the same date, by and between the Company, on behalf of itself and each of the other Debtors, and certain Commitment Parties. The BCA Amendment extended the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.
Debtor-in-Possession Credit Agreement — In connection with the Chapter 11 Cases and pursuant to the New DIP Commitment Letter, on July 25, 2019, the Debtors filed a motion seeking, among other things, interim and final approval of the proposed Superpriority Secured Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”) among the Company, as lead borrower, BHC III, as co-borrower (together with the Company, the “DIP Borrowers”), the other Debtors and guarantors party thereto and other guarantors from time to time party thereto (collectively, the “DIP Obligors”), the financial institutions or other entities from time to time party thereto, and Ankura Trust Company, LLC, as administrative agent and collateral agent (the “DIP Agent”). On August 21, 2019, the Bankruptcy Court entered a final order (the “DIP Order”), which, among other things, approved the DIP Credit Agreement, and on August 26, 2019, the Company entered into the DIP Credit Agreement. The DIP Credit Agreement contains the following terms:
•
a term loan facility in an aggregate principal amount of $150 million, the full amount of which was drawn at closing, the proceeds of which, net of applicable commitment fees, were deposited into an escrow account and pledged to the lenders to secure the obligations under the DIP Credit Agreement;

•
proceeds of the term loan facility may be used by the DIP Borrowers (i) to provide working capital to the Company and fund the costs of the administration of the Chapter 11 Cases and the consummation of the Approved Reorganization (as defined in the DIP Credit Agreement), (ii) to finance the Tender Offer (as defined herein) and to pay fees and expenses associated therewith and (iii) as otherwise agreed in writing by the lenders;

•
the maturity date of the DIP Credit Agreement is the earliest of (i) August 21, 2020, (ii) as directed by the lenders following and during the continuation of any event of default and (iii) the Effective Date;

•	interest will be payable monthly in arrears and will initially accrue at a rate per annum equal to the Eurodollar Rate (as defined in the DIP Credit Agreement) plus 6.00%;
•
the obligations and liabilities of the DIP Obligors owed to the DIP Agent and lenders under the DIP Credit Agreement and related loan documents will be entitled to joint and several super-priority administrative expense claims against the Company and the DIP Obligors that are Debtors in their respective Chapter 11 Cases, subject to limited exceptions provided for in the DIP Order and Credit Agreement, and will be secured by (i) a first priority security interest and lien on all unencumbered property of the Company and the DIP Obligors that are Debtors, subject to limited exceptions provided for in the DIP Credit Agreement and DIP Order, (ii) a first priority, priming security interest and lien on all property of the DIP Borrower and the DIP Obligors that are Debtors securing the 8.75% Senior Secured Notes and the 2019 Term Loan, subject to limited exceptions provided for in the DIP Motion (the “Primed Liens”), (iii) a junior security interest and lien on the collateral securing the obligations of the non-Debtor subsidiaries of the Company pledged to secure such parties’ obligations under the 2019 Term Loan and on all property (other than property subject to the existing security interests of certain existing equipment financing facilities) of the Company and the DIP Obligors that are Debtors that is subject to (a) a valid, perfected and non-avoidable lien as of the Petition Date (other than the Primed Liens and liens relating to certain excluded aircraft) or (b) valid liens (other than the Primed Liens) that are perfected subsequent to the Petition Date, in each case subject to limited exceptions provided for in the DIP Order and the DIP Credit Agreement; and

•	customary affirmative and negative covenants, prepayment events, events of default and other provisions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
On September 30, 2019, we entered into Amendment No. 1 to the DIP Credit Agreement (the “DIP Credit Agreement Amendment”), dated the same date, among the Company, BHC III and the DIP Agent. The DIP Credit Agreement Amendment amended the DIP Credit Agreement to extend the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.
Consent Solicitation and Supplemental Indenture — On November 21, 2018, we completed the previously announced solicitation of consents from holders of our outstanding 8.75% Senior Secured Notes to amend certain provisions of the Secured Indenture pursuant to a supplemental indenture (the “Secured Supplemental Indenture”). The Secured Supplemental Indenture became effective upon the execution and delivery thereof, but would become operative only upon the delivery of a cash payment to eligible holders of the 8.75% Senior Secured Notes who validly delivered and did not revoke consents prior to the receipt of the consents required to effect the amendments under the Secured Supplemental Indenture. As the cash payment was not made, the Secured Supplemental Indenture did not become operative.
ABL Facility — On April 17, 2018, two of our subsidiaries entered into the ABL Facility, which provides for commitments in an aggregate amount of $75 million, with a portion allocated to each borrower subsidiary, subject to an availability block of $15 million and a borrowing base calculated by reference to eligible accounts receivable. The maximum amount of the ABL Facility may be increased from time to time to a total of as much as $100 million, subject to the satisfaction of certain conditions, and any such increase would be allocated among the borrower subsidiaries. The ABL Facility matures in April 2023, subject to certain early maturity triggers related to maturity of other material debt or a change of control of the Company. Amounts borrowed under the ABL Facility are secured by certain accounts receivable owing to the borrower subsidiaries and the deposit accounts into which payments on such accounts receivable are deposited. As of March 31, 2019, there were no outstanding borrowings under the ABL Facility nor had we made any draws during fiscal year 2019. As of March 31, 2019, we had $14.4 million in letters of credit outstanding under the ABL Facility and our available borrowing capacity under the ABL Facility was $6.6 million.
We amended the ABL Facility pursuant to a letter agreement, dated effective as of November 7, 2018 and made by us and agreed to by Barclays Bank PLC, on behalf of the finance parties under the ABL Facility (the “First ABL Amendment”). The First ABL Amendment amends the ABL Facility to, among other things, provide that certain of the provisions, including covenants and events of default contained therein, will exclude unrestricted subsidiaries (as designated under the Secured Indenture) from the requirements and defaults thereunder.
We also amended the ABL Facility pursuant to a letter agreement effective as of February 19, 2019 and made by us and agreed to by Barclays Bank PLC, on behalf of the finance parties under the ABL Facility (the “Second ABL Amendment”). Under the Second ABL Amendment, the Company received a waiver of any Default (as defined in the ABL Facility) that would otherwise exist or occur under the ABL Facility as a result of (i) our failure to provide our unaudited consolidated financial statements for the quarter ended December 31, 2018 within 45 days after the end of the quarter or (ii) certain representations and warranties not being correct when made due to the existence of any Default specified in the preceding clause (i); provided that we must provide such unaudited consolidated financial statements within 75 days after the end of the quarter. In addition, the Second ABL Amendment amends (i) the borrowing base determination provisions in the ABL Facility and (ii) the maturity date of the ABL Facility, which was previously five years from the date of the ABL Facility, to December 14, 2021 (in each case, subject to certain early maturity triggers related to maturity of other material debt or a change of control of us). The ABL Facility was further amended pursuant to the First ABL Waiver and the Second ABL Waiver. As discussed above in “—Waiver of Defaults,” the First ABL Waiver provided that the maturity date of December 14, 2021 shall be subject to certain early maturity triggers related to a Change of Control of the Company (as such definition has been amended by the ABL Waiver) or the ABL Waiver Termination Date. The Second ABL Waiver further extended the delivery dates (i) for the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2019 until October 31, 2019 and (ii) for the Company’s unaudited consolidated financial statements for each of the fiscal quarters ended June 30, 2019 and September 30, 2019 until December 31, 2019.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
8.75% Senior Secured Notes — On March 6, 2018, we issued and sold $350 million of 8.75% Senior Secured Notes in a private offering to eligible purchasers pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, for proceeds of $346.6 million and simultaneously entered into the Secured Indenture with U.S. Bank National Association, as trustee and as collateral agent. The 8.75% Senior Secured Notes were initially fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain of our U.S. subsidiaries (the “Guarantor Subsidiaries”) and are secured by first priority security interests on substantially all of the tangible and intangible personal property of Bristow Group Inc. and the Guarantor Subsidiaries (other than certain excluded assets) (the “Collateral”) as collateral security for their obligations under the 8.75% Senior Secured Notes, subject to certain permitted encumbrances and exceptions. Certain of the security interests were granted in connection with the execution and delivery of the Secured Indenture, while security interests covering approximately 77 aircraft were granted within the periods described in the Secured Indenture.
The 8.75% Senior Secured Notes bear interest at a rate of 8.75% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2018. The 8.75% Senior Secured Notes will mature on March 1, 2023, subject to earlier mandatory redemption if more than $125 million principal amount of the 6¼% Senior Notes plus the principal amount of any indebtedness incurred to refinance the 6¼% Senior Notes that matures or is required to be repaid prior to June 1, 2023 remains outstanding as of June 30, 2022. We may redeem all or a portion of the 8.75% Senior Secured Notes at any time on or after March 1, 2020 at the applicable redemption price, plus accrued and unpaid interest, if any, to the redemption date. At any time prior to March 1, 2020, we may redeem all or a portion of the 8.75% Senior Secured Notes at a price equal to 100% of the principal amount of 8.75% Senior Secured Notes to be redeemed plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date. In addition, on one or more occasions, on or prior to March 1, 2020, we may redeem up to 35% of the aggregate principal amount of the 8.75% Senior Secured Notes at a redemption price equal to 108.75% of the principal amount of the 8.75% Senior Secured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, with an amount of cash not greater than the net cash proceeds of certain qualified equity offerings by us.
The Secured Indenture contains customary covenants that, among other things, limit our ability to incur additional liens or financial indebtedness and to sell or otherwise transfer the Collateral, including the pledged aircraft. The Secured Indenture also contains customary events of default. If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding 8.75% Senior Secured Notes may declare the unpaid principal of, and any premium and accrued and unpaid interest on, all the 8.75% Senior Secured Notes then outstanding to be due and payable immediately. In case of certain events of bankruptcy, insolvency or reorganization with respect to Bristow Group Inc., any Guarantor Subsidiary or any significant subsidiary, all of the principal of and accrued and unpaid interest on the 8.75% Senior Secured Notes will automatically become due and payable. Upon a change of control (as defined in the Secured Indenture), we will be required to make an offer to repurchase all or any part of each 8.75% Senior Secured Notes at an offer price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.
The proceeds of the 8.75% Senior Secured Notes were used, among other things, to repay the remaining obligations of our $350 million term loan (the “Term Loan”), to cash collateralize certain outstanding letters of credit existing under our $400 million revolving credit facility with a subfacility of $50 million for letters of credit (the “Revolving Credit Facility”) and for general corporate purposes. We terminated the Term Loan and the Revolving Credit Facility in March 2018.
On August 12, 2019, we commenced a tender offer (the “Tender Offer”) to purchase for cash our outstanding 8.75% Senior Secured Notes, up to an aggregate principal amount that will not result in an aggregate purchase price (including accrued and unpaid interest to, but not including, the settlement date) that exceeds $75,000,000. On September 11, 2019, we completed the Tender Offer, purchasing $74.8 million aggregate principal amount of the 8.75% Senior Secured Notes for $74.8 million, plus accrued and unpaid interest of $0.2 million, using borrowings under the DIP Credit Agreement.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
4½% Convertible Senior Notes — On December 18, 2017, we issued and sold $143.8 million of 4½% Convertible Senior Notes. The 4½% Convertible Senior Notes are our unsecured senior obligations and are jointly and severally guaranteed on a senior unsecured basis by the Guarantor Subsidiaries. The 4½% Convertible Senior Notes bear interest at a rate of 4.50% per year and interest is payable on June 1 and December 1 of each year, beginning on June 1, 2018. The 4½% Convertible Senior Notes mature on June 1, 2023 and may not be redeemed by us prior to maturity.
The 4½% Convertible Senior Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. We have initially elected combination settlement. The initial conversion price of the 4½% Convertible Senior Notes is approximately $15.64 (subject to adjustment in certain circumstances), based on the initial conversion rate of 63.9488 common shares per $1,000 principal amount of 4½% Convertible Senior Notes. Prior to December 1, 2022, the 4½% Convertible Senior Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, until the close of business on the second scheduled trading day immediately preceding the maturity date. The 4½% Convertible Senior Notes are senior unsecured obligations. As of March 31, 2019, the if-converted value of the 4½% Convertible Senior Notes did not exceed the principal balance.
The proceeds of the 4½% Convertible Senior Notes were used to repay $89.6 million of the Term Loan and to pay the $10.1 million cost of the convertible note hedge transaction described below, with the remainder available for general corporate purposes.
Accounting standards require that convertible debt which may be settled in cash upon conversion (including partial cash settlement) be accounted for with a liability component based on the fair value of similar nonconvertible debt and an equity component based on the excess of the initial proceeds from the convertible debt over the liability component. Such excess represents proceeds related to the conversion option and is recorded as additional paid-in capital. The liability is recorded at a discount, which is then amortized as additional non-cash interest expense over the term of the 4½% Convertible Senior Notes. The balances of the debt and equity components of the 4½% Convertible Senior Notes as of March 31, 2019 are as follows (in thousands):
	March 31,
	2019	2018
Equity component - net carrying value(1)	$36,778	$36,778
Debt component:
Face amount due at maturity	$143,750	$143,750
Unamortized discount	(30,806)	(36,353)
Debt component - net carrying value	$112,944	$107,397
(1)	Net of equity issuance costs of $1.0 million.
The remaining debt discount is being amortized to interest expense over the term of the 4½% Convertible Senior Notes using the effective interest rate. The effective interest rate for the fiscal year 2019 was 11.0%. Interest expense related to our 4½% Convertible Senior Notes for fiscal year 2019 was as follows (in thousands):
	March 31,
	2019	2018
Contractual coupon interest	$6,475	$1,851
Amortization of debt discount	5,547	1,454
Total interest expense	$12,022	$3,305
Convertible Note Call Spread Overlay — Concurrent with the issuance of the 4½% Convertible Senior Notes, we entered into privately negotiated convertible note hedge transactions (the “Note Hedge Transactions”) and warrant transactions (the “Warrant Transactions”) with each of Credit Suisse Capital LLC, Barclays Bank PLC,

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Citibank, N.A. and JPMorgan Chase Bank, National Association (the “Option Counterparties”). These transactions represented a Call Spread Overlay, whereby the cost of the Note Hedge Transactions we purchased to cover the cash outlay upon conversion of the 4½% Convertible Senior Notes was reduced by the sales price of the Warrant Transactions. Each of these transactions is described below.
The Note Hedge Transactions cost an aggregate $40.4 million and were expected generally to reduce the potential dilution and/or offset the cash payments we were required to make in excess of the principal amount upon conversion of the 4½% Convertible Senior Notes in the event that the market price of our common stock was greater than the strike price of the Note Hedge Transactions, which was initially $15.64 (subject to adjustment), corresponding approximately to the initial conversion price of the 4½% Convertible Senior Notes. The Note Hedge Transactions were accounted for by recording the cost as a reduction to additional paid-in capital.
We received proceeds of $30.3 million for the Warrant Transactions, in which we sold net-share-settled warrants to the Option Counterparties in an amount equal to the number of shares of our common stock initially underlying the 4½% Convertible Senior Notes, subject to customary anti-dilution adjustments. The strike price of the warrants was $20.02 per share (subject to adjustment), which was 60% above the last reported sale price of our common stock on the New York Stock Exchange on December 13, 2017. The Warrant Transactions could have had a dilutive effect to our stockholders to the extent the market price per share of our common stock, as measured under the terms of the Warrant Transactions, exceeded the applicable strike price of the warrants. The Warrant Transactions were accounted for by recording the proceeds received as additional paid-in capital.
The Note Hedge Transactions and the Warrant Transactions were separate transactions, in each case entered into by us with the Option Counterparties, and were not part of the terms of the 4½% Convertible Senior Notes and would not affect any holder’s rights under the 4½% Convertible Senior Notes. The delisting of our common stock from the NYSE constituted an “Extraordinary Event” under the Note Hedge Transactions and the Warrant Transactions. As a result, the Note Hedge Transactions and the Warrant Transactions were cancelled on May 14, 2019. The payment obligations under the Note Hedge Transactions and the Warrant Transactions in connection with such cancellation are subject to the Chapter 11 Cases.
6¼% Senior Notes — On October 12, 2012, we completed an offering of $450 million of the 6¼% Senior Notes. The 6¼% Senior Notes are senior unsecured obligations and are jointly and severally guaranteed on a senior unsecured basis by the Guarantor Subsidiaries. The indenture for our 6¼% Senior Notes includes restrictive covenants which limit, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the Company and enter into transactions with affiliates. Interest on the 6¼% Senior Notes is payable on April 15 and October 15 of each year and the 6¼% Senior Notes mature on October 15, 2022. We may redeem any of the 6¼% Senior Notes at any time, in whole or part, in cash, at certain redemption prices plus accrued and unpaid interest, if any, to the date of redemption. We incurred financing fees of $7.4 million, that are included as deferred financing fees in other assets in the consolidated balance sheets which we will amortize as interest expense in the consolidated statements of operations over the life of the 6¼% Senior Notes.
Lombard Debt — On November 11, 2016, certain of our subsidiaries entered into two, seven-year British pound sterling funded secured equipment term loans for an aggregate $200 million U.S. dollar equivalent with Lombard North Central Plc, a part of the Royal Bank of Scotland (the “Lombard Debt”). In December 2016, the first loan amount of $109.9 million (GBP 89.1 million) funded and the borrower prepaid scheduled principal payments of $4.5 million (GBP 3.7 million). The proceeds from this financing were used to finance the purchase by the borrower thereunder of three SAR aircraft utilized for our U.K. SAR contract from a subsidiary. In January 2017, the second loan amount of $90.1 million (GBP 72.4 million) funded. The proceeds from this financing were used to finance the purchase by the borrower thereunder of five SAR aircraft utilized for our U.K. SAR contract from a subsidiary. The borrowers’ respective obligations under the financings are guaranteed by the Company, and each financing is secured by the aircraft purchased by the applicable borrower with the proceeds of its loan. The credit agreements governing the Lombard Debt include covenants, including requirements to maintain, register and insure the respective SAR aircraft secured thereunder, and restrictions on the respective borrower thereunder to incur additional liens on or sell the respective SAR aircraft secured thereunder (except to the

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Company and its subsidiaries). Borrowings under the financings bear interest at an interest rate equal to the ICE Benchmark Administration Limited LIBOR (or the successor thereto) plus 2.25% per annum. The weighted-average interest rate was 3.10% and 2.96% as of March 31, 2019 and 2018, respectively. The financing which funded in December 2016 matures in December 2023 and the financing which funded in January 2017 matures in January 2024.
Macquarie Debt — On February 1, 2017, one of our wholly-owned subsidiaries entered into a term loan credit agreement for a $200 million five-year secured equipment term loan with Macquarie Bank Limited (the “Macquarie Debt”). In conjunction with closing and funding under such term loan, we have agreed to lease five helicopters for lease terms ranging from 60 to 63 months from Wells Fargo Bank Northwest, N.A., acting as owner trustee for Macquarie Aerospace Inc., an affiliate of Macquarie Bank Limited. The borrower’s obligations under the credit agreement are guaranteed by the Company and secured by 20 oil and gas aircraft. The financing funded on March 7, 2017. Borrowings under the financing bear interest at an interest rate equal to the ICE Benchmark Administration Limited LIBOR (or the successor thereto) plus 5.35% per annum. The interest rate was 7.87% and 7.00% as of March 31, 2019 and 2018, respectively. The proceeds from the financing were used to repay $154.1 million of a senior secured term loan credit facility providing for $200 million of term loan commitments (the “Term Loan Credit Facility”), which Term Loan Credit Facility was repaid in full and terminated in October 2017, and $45.9 million of the Term Loan.
The Macquarie Credit Agreement governing the Macquarie Debt includes covenants, including requirements to maintain, register and insure the respective aircraft secured thereunder, and restrictions on the respective borrower thereunder to incur additional liens on or sell the respective aircraft secured thereunder (except to the Company and its subsidiaries). The Macquarie Debt matures in March 2022.
On October 3, 2019, the Bankruptcy Court approved a term sheet (the “Macquarie Term Sheet”) among the Company, as guarantor, Bristow U.S. LLC, as borrower and lessee, BriLog Leasing Ltd., as lessee, Macquarie Bank Limited, as administrative agent and security agent, Macquarie Leasing LLC, as lender and owner participant, and Macquarie Rotorcraft Leasing Holdings Limited, as owner participant, pursuant to which, among other matters, the parties agreed to enter into definitive documentation at emergence for an amendment to the Macquarie Credit Agreement. Such amendment will, among other things, extend the maturity date of the loan made under the Macquarie Credit Agreement by 12 months to March 6, 2023.
The definitive documentation contemplated by the Macquarie Term Sheet will also (a) adjust the information covenants under the Macquarie Credit Agreement such that the Company shall provide a copy of the annual audit report for each fiscal year for the Company and its subsidiaries as soon as available and in any event within 90 days after the end of such fiscal year of the Company (or, in the case of the fiscal year ended March 31, 2019, by October 31, 2019), and quarterly financial statements of the Company and its subsidiaries within 45 days after the end of each fiscal quarter of the Company (or, in the case of each of the fiscal quarters ended June 30, 2019 and September 30, 2019, by December 31, 2019) and (b) cause obligations under existing leases involving the parties to the Macquarie Term Sheet to be secured with the collateral securing the Macquarie Credit Agreement.
PK Air Debt — On July 17, 2017, a wholly-owned subsidiary Bristow Equipment Leasing Ltd., as borrower, entered into a term loan credit agreement with PK AirFinance, as agent, and PK Transportation Finance Ireland Limited (“PK Transportation”), as lender, and other lenders from time to time party thereto, which provided for commitments in an aggregate amount of up to $230 million to make up to 24 term loans, each of which was made in respect of an aircraft pledged as collateral for all of the term loans. The term loans are also secured by a pledge of all shares of the borrower and any other assets of the borrower and are guaranteed by the Company. The financing funded in two tranches in September 2017 and proceeds were used to repay $17.0 million of the Term Loan Credit Facility, $93.7 million of the Term Loan and $103.0 million of the Revolving Credit Facility.
Each term loan bears interest at an interest rate equal to, at the borrower’s option, a floating rate of one-month LIBOR plus a margin of 5% per annum (the “Margin”), subject to certain costs of funds adjustments,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
determined two business days before the borrowing date of each term loan, or a fixed rate based on a notional interest rate swap of 12 30-day months in respect of such term loan with a floating rate of interest based on one-month LIBOR, plus the Margin. The weighted-average interest rate was 7.50% as of March 31, 2019.
The borrower is required to repay each term loan on an annuity basis, payable monthly in arrears starting on the seventh month following the date of the borrowing of such term loan, with a final payment of 53% of the initial amount of such term loan due on the 70th month following the date of the borrowing of such term loan.
In connection with the PK Credit Agreement, the borrower guarantees certain of its direct parent’s obligations under existing aircraft operating leases up to a capped amount.
On October 3, 2019, the Company entered into an Omnibus Agreement (the “Omnibus Agreement”), dated the same date, among Bristow Equipment Leasing Ltd., as borrower, PK Transportation, as lender, PK AirFinance, as agent for the lender and as security trustee for the MAG Agent and the MAG Parties (each as defined in the PK Credit Agreement), PK AirFinance and PK Transportation. Pursuant to the Omnibus Agreement, among other matters, the parties have agreed, effective upon satisfaction of the conditions precedent set forth in the Omnibus Agreement (the “Omnibus Effective Date”), to amend the PK Credit Agreement to, among other things, extend the maturity date of the 24 loans made under the PK Credit Agreement by 18 months to January 27, 2025 and increase the principal amount of the loans in an aggregate amount of approximately $17.3 million. The Omnibus Agreement also updates the amortization schedule as of October 3, 2019 to provide that, among other things, only interest will be payable on the loans for the six months following the Omnibus Effective Date, with a balloon amount of approximately $104.2 million due on the maturity date. If the loans are refinanced by full prepayment during the six-month period following the Effective Date, no prepayment penalty will be due. Each loan is secured by an aircraft which has been pledged as collateral for the loans.
The Omnibus Agreement also provides that the Borrower Guarantee and Indemnity Cap (as defined in the PK Credit Agreement) will be reduced by the amount of increased principal when paid. In addition, the Omnibus Agreement adjusts the information covenants under the PK Credit Agreement such that the Company shall provide a copy of the annual audit report for each fiscal year for the Company and its subsidiaries as soon as available and in any event within 90 days after the end of such fiscal year of the Company (or, in the case of the fiscal year ended March 31, 2019, by October 31, 2019), and quarterly financial statements of the Company and its subsidiaries within 45 days after the end of each fiscal quarter of the Company (or, in the case of each of the fiscal quarters ended June 30, 2019 and September 30, 2019, by December 31, 2019). In the Omnibus Agreement, PK Transportation also agreed to waive certain events of default arising from breaches of covenants in other agreements as a result of the Chapter 11 Cases and failure to provide its financial statements by their required due dates.
Airnorth Debt — Airnorth’s outstanding debt includes interest bearing term loans of $11.1 million as of March 31, 2019. The term loans primarily relate to the purchase of aircraft, have a remaining term of approximately one to four years, and consist of a term loan with interest at LIBOR plus a margin of 2.85% and two term loans each with a fixed rate of 3.1% plus the Reserve Bank of Australia cash rate of 2.0%. The term loans have customary covenants, including certain financial covenants, and varying principal payments.
Eastern Airways Debt — All outstanding obligations under Eastern Airways’ revolving credit facility matured on December 31, 2018, and a final repayment of $7.4 million was made in December 2018. Eastern Airways’ debt also included borrowings under a term loan facility that matured on August 31, 2018, and was repaid in a principal amount of $4.9 million in August 2018.
Other Debt — As of March 31, 2019 and 2018, other debt includes amounts related to the deferral of certain aircraft lease payments with monthly payments of $0.4 million beginning in June 2019 and final payment due May 2021.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Other Matters — Aggregate annual maturities (which excludes unamortized discount of $33.4 million and unamortized debt issuance costs of $21.8 million) for all debt for the next five fiscal years and thereafter are as follows (in thousands) and does not reflect the impact of Chapter 11 Cases or the characterization of debt as current:
Fiscal year ending March 31
2020	$52,756
2021	53,954
2022	180,270
2023	789,805
2024	405,245
Thereafter	—
$1,482,030
Interest paid in fiscal years 2019, 2018 and 2017 was $100.6 million, $78.1 million and $51.4 million, respectively. Capitalized interest was $2.4 million, $3.4 million and $10.2 million in fiscal years 2019, 2018 and 2017, respectively.
Note 6 — FAIR VALUE DISCLOSURES
Assets and liabilities subject to fair value measurement are categorized into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:
•	Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 – inputs that reflect quoted prices for identical assets or liabilities in markets which are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Recurring Fair Value Measurements
The following table summarizes the financial instruments we had as of March 31, 2019, valued at fair value on a recurring basis (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2019	Balance Sheet Classification
Derivative financial instrument	$—	$1,845	$—	$1,845	Prepaid expenses and other current assets
Rabbi Trust investments	2,544	—	—	2,544	Other assets
Total assets	$2,544	$1,845	$—	$4,389

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The following table summarizes the financial instruments we had as of March 31, 2018, valued at fair value on a recurring basis (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at March 31, 2018	Balance Sheet Classification
Derivative financial instrument	$—	$718	$—	$718	Prepaid expenses and other current assets
Rabbi Trust investments	2,296	—	—	2,296	Other assets
Total assets	$2,296	$718	$—	$3,014
The rabbi trust investments consist of cash and mutual funds whose fair value are based on quoted prices in active markets for identical assets and are designated as Level 1 within the valuation hierarchy. The rabbi trust holds investments related to our non-qualified deferred compensation plan for our senior executives as discussed in Note 10. The derivative financial instrument consists of foreign currency put option contracts whose fair value is determined by quoted market prices of the same or similar instruments, adjusted for counterparty risk. See Note 7 for a discussion of our derivative financial instruments.
Non-recurring Fair Value Measurements
The majority of our non-financial assets, which include inventories, property and equipment, assets held for sale, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial asset is required to be evaluated for impairment and deemed to be impaired, the impaired non-financial asset is recorded as its fair value.
The following table summarizes the assets as of March 31, 2019, valued at fair value on a non-recurring basis (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for Fiscal Year 2019
Inventories(1)	$—	$—	$7,697	$(9,276)
Assets held for sale(2)	—	—	5,350	(8,149)
Aircraft and equipment(1)	—	—	136,338	(104,939)
Other intangible assets(1)	—	—	—	(3,005)
Total assets	$—	$—	$149,385	$(125,369)
(1)	Fair value as of September 30, 2018.
(2)	Fair value as of March 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The following table summarizes the assets as of March 31, 2018, valued at fair value on a non-recurring basis (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for Fiscal Year 2018
Inventories(1)	$—	$515	$—	$(5,717)
Assets held for sale(1)	—	—	30,348	(15,853)
Investment in unconsolidated affiliates(1)	—	—	62,267	(85,683)
Total assets	$—	$515	$92,615	$(107,253)
(1)	Fair value as of March 31, 2018.
The fair value of inventories using Level 2 and 3 inputs is determined by evaluating the current economic conditions for sale and disposal of spare parts, which includes estimates as to the recoverability of the carrying value of the parts based on historical experience with sales and disposal of similar spare parts, the expected time frame of sales or disposals, the location of the spare parts to be sold and the condition of the spare parts to be sold or otherwise disposed of. See Note 1 for further discussion of the impairment of inventories.
The fair value of aircraft and equipment, using Level 3 inputs, is determined using a market approach. The market approach consisted of a thorough review of recent market activity, available transaction data involving the subject aircraft, current demand and availability on the market. We took into account the age, specifications, accrued hours and cycles, and the maintenance status of each subject aircraft.
The fair value of other intangible assets, using Level 3 inputs, is estimated using the income approach. The estimate of fair value includes unobservable inputs, including assumptions related to future performance, such as projected demand for services, rates, and levels of expenditures. For further details on other intangible assets and goodwill, see Note 1.
The fair value of assets held for sale using Level 3 inputs is determined through evaluation of expected sales proceeds for aircraft. This analysis includes estimates based on historical experience with sales, recent transactions involving similar assets, quoted market prices for similar assets and condition and location of aircraft to be sold or otherwise disposed of. See Note 4 for details on assets held for sale.
The fair value of investment in affiliates is estimated using a variety of valuation methods, including the income and market approaches. These estimates of fair value include unobservable inputs, representative of Level 3 fair value measurement, including assumptions related to future performance, such as projected demand for services and rates. For further details on our investment in unconsolidated affiliates, see Notes 1 and 3.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Fair Value of Debt
The fair value of our debt has been estimated in accordance with the accounting standard regarding fair value. The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The carrying and fair value of our long-term debt, including the current portion and excluding unamortized debt issuance costs, are as follows (in thousands):
	March 31,
	2019		2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
8.75% Senior Secured Notes(1)	$347,400	$252,000	$346,610	$353,500
4½% Convertible Senior Notes(2)	112,944	28,923	107,397	158,772
6¼% Senior Notes	401,535	75,288	401,535	325,243
Lombard Debt	183,450	183,450	211,087	211,087
Macquarie Debt	171,028	171,028	185,028	185,028
PK Air Debt	212,041	212,041	230,000	230,000
Airnorth Debt	11,058	11,058	13,832	13,832
Eastern Airways Debt	—	—	14,519	14,519
Other Debt	9,168	9,168	3,991	3,991
	$1,448,624	$942,956	$1,513,999	$1,495,972
(1)	The carrying value is net of unamortized discount of $2.6 million and $3.4 million as of March 31, 2019 and 2018, respectively.
(2)	The carrying value is net of unamortized discount of $30.8 million and $36.4 million as of March 31, 2019 and 2018 respectively.
Other
The fair values of our cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value due to the short-term nature of these items.
Note 7 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
From time to time, we enter into forward exchange contracts as a hedge against foreign currency asset and liability commitments and anticipated transaction exposures, including intercompany purchases. All derivatives are recognized as assets or liabilities and measured at fair value. We do not use financial instruments for trading or speculative purposes.
During fiscal years 2019 and 2018, we entered into foreign currency put option contracts of £5 million per month through February 2020 to mitigate a portion of our foreign currency exposure. These derivatives are designated as cash flow hedges.
The designation of a derivative instrument as a hedge and its ability to meet relevant hedge accounting criteria determines how the change in fair value of the derivative instrument will be reflected in the consolidated financial statements. A derivative qualifies for hedge accounting if, at inception, the derivative is expected to be highly effective in offsetting the hedged item’s underlying cash flows or fair value and the documentation requirements of the accounting standard for derivative instruments and hedging activities are fulfilled at the time we enter into the derivative contract. A hedge is designated as a cash flow hedge, fair value hedge, or a net investment in foreign operations hedge based on the exposure being hedged. The asset or liability value of the derivative will change in tandem with its fair value. For derivatives designated as cash flow hedges, the changes in fair value are recorded in accumulated other comprehensive income (loss). The derivative’s gain or loss is released from accumulated other comprehensive income (loss) to match the timing of the effect on earnings of the hedged item’s underlying cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
We review the effectiveness of our hedging instruments on a quarterly basis. We discontinue hedge accounting for any hedge that we no longer consider to be highly effective. Changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting are recognized in current period earnings.
None of our derivative instruments contain credit-risk-related contingent features. Counterparties to our derivative contracts are high credit quality financial institutions.
The following table presents the balance sheet location and fair value of the portions of our derivative instruments that were designated as hedging instruments as of March 31, 2019 (in thousands):
	Derivatives designated as hedging instruments under ASC 815	Derivatives not designated as hedging instruments under ASC 815	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Balance Sheet	Net amounts of assets and liabilities presented in the Balance Sheet
Prepaid expenses and other current assets	$1,845	$—	$1,845	$—	$1,845
Net	$1,845	$—	$1,845	$—	$1,845
The following table presents the balance sheet location and fair value of the portions of our derivative instruments that were designated as hedging instruments as of March 31, 2018 (in thousands):
	Derivatives designated as hedging instruments under ASC 815	Derivatives not designated as hedging instruments under ASC 815	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Balance Sheet	Net amounts of assets and liabilities presented in the Balance Sheet
Prepaid expenses and other current assets	$718	$—	$718	$—	$718
Net	$718	$—	$718	$—	$718
The following table presents the impact that derivative instruments, designated as cash flow hedges, had on our accumulated other comprehensive loss (net of tax) and our consolidated statements of operations for fiscal year 2019 (in thousands):
		Financial statement location
Amount of loss recognized in accumulated other comprehensive loss	$(506)	Accumulated other comprehensive loss
Amount of loss reclassified from accumulated other comprehensive loss into earnings	$(464)	Statement of operations
The following table presents the impact that derivative instruments, designated as cash flow hedges, had on our accumulated other comprehensive loss (net of tax) and our consolidated statements of operations for fiscal year 2018 (in thousands):
		Financial statement location
Amount of loss recognized in accumulated other comprehensive loss	$(414)	Accumulated other comprehensive loss
Amount of loss reclassified from accumulated other comprehensive loss into earnings	$(68)	Statement of operations
We estimate that $0.4 million of net losses in accumulated other comprehensive loss associated with our derivative instruments is expected to be reclassified into earnings within the next twelve months.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Note 8 — COMMITMENTS AND CONTINGENCIES
Aircraft Purchase Contracts — As shown in the table below, we have obligations to make additional capital expenditures over the next six fiscal years to purchase additional aircraft. As of March 31, 2019, we had 26 aircraft on order and no options to acquire additional aircraft. Although a similar number of our existing aircraft may be sold during the same period, the additional aircraft on order will provide incremental fleet capacity in terms of revenue and operating income.
	Fiscal Year Ending March 31,
	2020	2021	2022	2023 and thereafter(2)	Total
Commitments as of May 1, 2019:(1)
Number of aircraft:
Large(3)	—	—	3	19	22
U.K. SAR(4)	4	—	—	—	4
	4	—	3	19	26
Related commitment expenditures (in thousands)
Large(3)	$3,437	$10,542	$59,808	$311,027	$384,814
U.K. SAR(4)	58,882	—	—	—	58,882
	$62,319	$10,542	$59,808	$311,027	$443,696
(1)
On May 1, 2019, we entered into an amendment to our agreement with Airbus Helicopters for the purchase of 22 H175 helicopters which includes five aircraft that can be cancelled by us prior to the delivery dates. Pursuant to the amendment, the parties mutually agreed to postpone the delivery dates for such helicopters for 18 months from the previous schedule with the first three helicopters now scheduled for delivery in the second half of fiscal year 2022. The postponement in deliveries resulted in various amendments to the payment terms under the purchase agreement including the deferral of approximately $110.0 million in capital expenditures scheduled for fiscal years 2019 to 2023 into fiscal years 2024 and beyond. In connection with this amendment, the overall purchase price of these helicopters has been increased by $18.4 million to account for inflation. The impact of this amendment is included in the table above.

(2)	Includes $94.1 million for five aircraft orders that can be cancelled prior to the delivery dates. We have made non-refundable deposits of $4.5 million related to these aircraft.
(3)	In October 2019, the Bankruptcy Court approved our agreement with Airbus Helicopters S.A.S. to reject our aircraft purchase contract for 22 large aircraft.
(4)	The four AW189 U.K. SAR configured aircraft on order were being leased as of March 31, 2019. One of the AW189s was purchased in August 2019.
In fiscal year 2019, a large aircraft order was terminated, and we removed $17.5 million of future commitments from the table above. We recorded contract termination costs of $14.7 million included in loss on disposal of assets on our consolidated statements of operations for amounts previously included in construction in progress on our consolidated balance sheets. We have an ongoing dispute with the OEM to recover a portion of these progress payments. For further details, see Note 4.
The following chart presents an analysis of our aircraft orders and options during fiscal years 2019, 2018 and 2017:
	Fiscal Year Ended March 31,
	2019		2018		2017
	Orders	Options	Orders	Options	Orders	Options
Beginning of fiscal year	27	4	32	4	36	14
Aircraft delivered	—	—	(5)	—	(9)	—
Aircraft ordered	—	—	—	—	5	—
Cancelled order	(1)	—	—	—	—	—
Expired options	—	(4)	—	—	—	(10)
End of fiscal year	26	—	27	4	32	4

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
We periodically purchase aircraft for which we have no orders. During both fiscal years 2019 and 2017, we purchased one aircraft that was not on order. During fiscal year 2018, we did not purchase any aircraft for which we did not have an order.
Operating Leases — We have non-cancelable operating leases in connection with the lease of certain equipment, land and facilities, including leases for aircraft. Rental expense incurred under all operating leases was $192.3 million, $208.7 million and $212.6 million in fiscal years 2019, 2018 and 2017, respectively. Rental expense incurred under operating leases for aircraft was $169.2 million, $181.3 million and $188.2 million in fiscal years 2019, 2018 and 2017, respectively. As of March 31, 2019, aggregate future payments under all non-cancelable operating leases that have initial or remaining terms in excess of one year, including leases for 75 aircraft, are as follows (in thousands):
	Aircraft	Other	Total
Fiscal year ending March 31,
2020	$121,516	$11,367	$132,883
2021	59,999	9,814	69,813
2022	39,035	8,797	47,832
2023	16,605	8,396	25,001
2024	5,086	8,513	13,599
Thereafter	—	29,256	29,256
	$242,241	$76,143	$318,384
The aircraft leases range from base terms of up to 180 months with renewal options of up to 240 months in some cases, include purchase options upon expiration and some include early purchase options. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require us to pay a stipulated amount if we default on our obligations under the agreements. These leases are included in the amounts disclosed above. The following is a summary of the terms related to aircraft leased under operating leases with original or remaining terms in excess of one year as of March 31, 2019:
End of Lease Term	Number of Aircraft
Fiscal year 2020 to fiscal year 2021	43
Fiscal year 2022 to fiscal year 2024	32
75
Employee Agreements — Approximately 57% of our employees are represented by collective bargaining agreements and/or unions with 78% of these employees being represented by collective bargaining agreements and/or unions that have expired or will expire in one year. These agreements generally include annual escalations of up to 4.5%. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. We also have employment agreements with members of senior management. For discussion on separation programs between the Company and its employees, see Note 10.
Environmental Contingencies — The U.S. Environmental Protection Agency (the “EPA”) has in the past notified us that we are a potential responsible party, or PRP, at three former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. Although we have not yet obtained a formal release of liability from the EPA with respect to any of the sites, we believe that our potential liability in connection with the sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
CEO Transition — On November 9, 2018, the Company announced the retirement of Jonathan E. Baliff, who served as President and Chief Executive Officer of the Company. Mr. Baliff stepped down from the position of President effective November 9, 2018, while continuing to serve as Chief Executive Officer. On February 11, 2019, the Company entered into a Retirement and Consulting Agreement (the “Retirement and Consulting Agreement”) with Mr. Baliff. Under the Retirement and Consulting Agreement, Mr. Baliff ceased to serve as Chief Executive Officer of the Company and resigned from the Board of Directors of the Company (the “Board”), effective February 28, 2019. Commencing March 1, 2019, Mr. Baliff provided consulting services to the Company through June 30, 2019 and received a monthly consulting fee of $30,000.
Mr. Baliff’s retirement constituted a separation of employment entitling him to benefits under the Company’s Management Severance Benefits Plan for U.S. Employees (the “Severance Plan”). Pursuant to the Severance Plan and subject to Mr. Baliff’s execution and non-revocation of a release of claims against the Company, upon his termination of employment, Mr. Baliff became entitled to: (a) severance of $1,442,000, equal to two times Mr. Baliff’s base salary; (b) Company payment of Mr. Baliff’s COBRA premiums for 36 months (extended from 18 months); (c) outplacement services for 12 months); (d) accelerated vesting of Company equity awards and Company performance cash awards granted in June 2016 that would have vested by their terms in June 2019; and (e) a pro-rata bonus, assuming target performance, for the portion of fiscal year 2019 during which Mr. Baliff served as Chief Executive Officer.
In consideration of Mr. Baliff’s agreement to extend the post-termination non-compete and employee non-solicitation provisions from one year to two years, the Company agreed that the following Company equity awards would remain outstanding and continue to vest, subject to Mr. Baliff’s compliance with the restrictive covenants and satisfaction of his obligations under the consulting arrangement described above: (a) options to purchase 43,503 shares of Company stock, scheduled to vest on June 5, 2019; (b) options to purchase 102,190 shares of Company stock, scheduled to vest on June 12, 2019; (c) 74,502 Company restricted stock units, scheduled to vest on June 12, 2020; and (d) 23,927 Company restricted stock units, scheduled to vest on June 5, 2021.
Effective upon Mr. Baliff’s retirement and until the appointment of a new Chief Executive Officer, the Board named Thomas N. Amonett, the Vice-Chairman of the Board and interim President of the Company, to the additional role of interim Chief Executive Officer. On March 1, 2019, we announced that L. Don Miller, Senior Vice President and Chief Financial Officer of the Company, had been appointed to succeed Mr. Baliff as President and Chief Executive Officer of the Company, effective as of the close of business on February 28, 2019. Mr. Miller joined the Board concurrently with the effectiveness of his appointment as President and Chief Executive Officer. Mr. Amonett, who has been serving as the interim President of the Company, was appointed to the role of Executive Vice Chairman of the Board, effective upon the effectiveness of Mr. Miller’s appointment. Brian J. Allman, Vice President and Chief Accounting Officer of the Company, was appointed to succeed Mr. Miller as Senior Vice President and Chief Financial Officer.
Other Purchase Obligations — As of March 31, 2019, we had $37.8 million of other purchase obligations representing unfilled purchase orders for aircraft parts and non-cancelable power-by-the-hour maintenance commitments. For further details on the non-cancelable power-by-the-hour maintenance commitments, see Note 1.
Sikorsky Lawsuit — On January 8, 2019, we filed suit in the District Court of Harris County, Texas against Sikorsky Aircraft Corporation (“Sikorsky”) for breach of contract, unjust enrichment and conversion as a result of Sikorsky terminating a sales agreement after we sought to delay delivery of a helicopter and retaining our $11.7 million deposit as liquidated damages. We are seeking a ruling that Sikorsky be required to return the deposit and provide an accurate calculation of its damages under the sales agreement. Sikorsky has challenged venue, and discovery related thereto is underway.
Other Matters — Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to deductible, self-insured retention and loss sensitive factors.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
On March 10, 2019, one of our Bell 407 model aircraft was involved in an accident in the Gulf of Mexico in which one pilot and one passenger were fatally injured. The cause(s) of the accident remain unknown at this time. We continue to work with authorities in their investigation.
As previously reported, on April 29, 2016, another company’s EC 225LP (also known as a H225LP) model helicopter crashed near Turøy outside of Bergen, Norway resulting in the European Aviation Safety Agency issuing airworthiness directives prohibiting flight of H225LP and AS332L2 model aircraft. On July 20, 2017, the U.K. CAA and NCAA issued safety and operational directives which detail the conditions to apply for safe return to service of H225LP and AS332L2 model aircraft, where operators wish to do so. On July 5, 2018, the Accident Investigation Board Norway issued its final investigation report on the accident. The report cited a fatigue fracture within the epicyclic module of the main gear box as the cause of the accident, and issued safety recommendations in a number of areas, including gearbox design and certification requirements, failure tolerance, and continued airworthiness of the AS332L2 and the H225LP helicopters. We continue not to operate for commercial purposes our H225LP model aircraft, and we are carefully evaluating next steps for the H225LP model aircraft in our operations worldwide, with the safety of passengers and crews remaining our highest priority. In May 2019, we terminated our leases for four H225LP model aircraft that were included within our fleet as of March 31, 2019. Recent third-party market transactions and the development of alternative opportunities outside of our traditional oil and gas services for our H225 aircraft indicated a substantial return to oil and gas service within our operations was not likely.
On November 6, 2017, the Huntington National Bank (“Huntington”) filed suit against the Company and Bristow U.S. LLC in the U.S. District Court for the Southern District of New York (the “Southern District of New York Court”). Huntington alleges violation of an addendum of a lease agreement for failure to arrange for the enrollment of the aircraft engines in a maintenance agreement and seeks approximately $2.5 million in damages. We submitted a counterclaim for approximately $100,000 of costs related to storage, maintenance and insurance of the aircraft following the expiration of the lease. On March 1, 2019, the Southern District of New York Court denied Huntington’s motion for summary judgment. We initiated discovery; however, on May 16, 2019, the proceedings were stayed as a result of the Chapter 11 Cases. We have reached a settlement with Huntington to dismiss the claims upon mutually agreeable terms subject to Bankruptcy Court approval.
Two purported class action complaints, Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509 and Lilienfield v. Bristow Group Inc., Case No. 4:19-cv-1064, were filed in the U.S. District Court for the Southern District of Texas (the “Southern District of Texas Court”) on February 14, 2019 and March 21, 2019, respectively. The  complaints, which also name Jonathan E. Baliff and L. Don Miller as defendants, allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of the Company’s disclosures and alleged failure to make timely disclosure of inadequate monitoring control processes related to non-financial covenants within certain of its secured financing and lease agreements. On May 17, 2019, the Southern District of Texas Court appointed BRS Investor Group as Lead Plaintiff and consolidated both actions under Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509. When the Company filed the Chapter 11 Cases on May 11, 2019, the litigation against the Company was automatically stayed. The case was not automatically stayed against the individual defendants, but the parties agreed to a briefing schedule and submitted a scheduling stipulation to the Southern District of Texas Court on July 22, 2019. The Southern District of Texas Court entered a scheduling order on September 5, 2019, and the Plaintiffs Consolidated Class Action Complaint is due on November 5, 2019. After the plaintiffs file their Consolidated Class Action Complaint, the defendants will have until January 6, 2020 to file responsive pleadings, including a motion to dismiss. The defendants believe that the claims are without merit and intend to vigorously defend against them.
On June 7, 2019, Marilyn DeVault filed a Stockholder Derivative Complaint against Thomas N. Amonett, Gaurdie Banister Jr., Ian A. Godden, Lori A. Gobillot, A. William Higgins, Thomas C. Knudson, Biggs C. Porter, Jonathan E. Baliff, Stephen A. King, Matthew Masters, David C. Gompert, Bruce H. Stover, L. Don Miller, and Brian J. Allman (the “Derivative Defendants”) in the United States District Court for the District of Delaware. The complaint alleges breaches of fiduciary duties and violations of Section 10(b) of the Securities Exchange Act of 1934 arising out of Company disclosures and failing to have adequate monitoring control processes related to non-financial covenants within certain of our secured financing and lease agreements. The complaint

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
also alleges waste of corporate assets, gross mismanagement, and unjust enrichment. On July 19, 2019, the parties submitted a Joint Stipulation to stay the case pending the resolution of any motion to dismiss filed in the actions in the Southern District of Texas Court. The Court entered an order to stay the case pursuant to this stipulation on August 1, 2019. The Derivative Defendants believe that the claims are without merit and intend to vigorously defend against them.
We operate in jurisdictions internationally where we are subject to risks that include government action to obtain additional tax revenue. In a number of these jurisdictions, political unrest, the lack of well-developed legal systems and legislation that is not clear enough in its wording to determine the ultimate application, can make it difficult to determine whether legislation may impact our earnings until such time as a clear court or other ruling exists. We operate in jurisdictions currently where amounts may be due to governmental bodies that we are not currently recording liabilities for as it is unclear how broad or narrow legislation may ultimately be interpreted. We believe that payment of amounts in these instances is not probable at this time, but is reasonably possible.
We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.
Note 9 — TAXES
The components of deferred tax assets and liabilities are as follows (in thousands):
	March 31,
	2019	2018
Deferred tax assets:
Foreign tax credits	$39,554	$9,140
State net operating losses	12,448	12,337
Net operating losses	102,074	98,911
Accrued pension liability	4,254	6,289
Accrued equity compensation	9,115	10,172
Interest expense limitation	17,852	—
Deferred revenue	511	688
Employee award programs	387	1,603
Employee payroll accruals	3,476	4,426
Inventories	1,263	1,666
Investment in unconsolidated affiliates	30,783	28,778
Convertible note	2,013	—
Capital loss carryover	4,200	—
Accrued expenses not currently deductible	6,339	3,240
Other	7,005	2,303
Valuation allowance - foreign tax credits	(39,554)	(9,140)
Valuation allowance - state	(12,448)	(12,337)
Valuation allowance	(76,212)	(50,510)
Total deferred tax assets	$113,060	$107,566
Deferred tax liabilities:
Property and equipment	$(136,175)	$(150,224)
Inventories	(1,754)	(2,070)
Investment in unconsolidated affiliates	(27,595)	(21,470)
Employee programs	—	(1,224)
Deferred gain	(1,872)	(2,691)
Other	(4,872)	(4,155)
Total deferred tax liabilities	$(172,268)	$(181,834)
Net deferred tax liabilities	$(59,208)	$(74,268)
Companies may use foreign tax credits to offset the U.S. income taxes due on income earned from foreign sources. However, the credit that may be claimed for a particular taxable year is limited by the total income tax

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
on the U.S. income tax return as well as by the ratio of foreign source net income in each statutory category to total net income. The amount of creditable foreign taxes available for the taxable year that exceeds the limitation (i.e., “excess foreign tax credits”) may be carried back one year and forward ten years. We have $39.6 million of excess foreign tax credits as of March 31, 2019, of which $6.6 million will expire in fiscal year 2021, $4.0 million will expire in fiscal year 2022, $0.2 million will expire in fiscal year 2023, $15.6 million will expire in fiscal year 2024 and $13.2 million will expire in fiscal year 2025. As of March 31, 2019, we have $145.0 million of net operating losses in the U.S., of which $0.8 million will expire in fiscal year 2037 and $6.5 million will expire in fiscal year 2038. The remaining $137.8 million of net operating losses can be carried forward indefinitely. In addition, we have net operating losses in certain states totaling $200.1 million which will begin to expire in fiscal year 2022.
Certain limitations on the deductibility of interest expense pursuant to the Act became effective for Bristow on April 1, 2018. As of March 31, 2019, we recorded a deferred income tax benefit related to our current year disallowance of $85 million of interest expense which can be carried forward indefinitely.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income and reduce federal income tax liability is subject to certain requirements and restrictions. In particular, if we experience an “ownership change” as defined in section 382 of the U.S. Internal Revenue Code, then our ability to use these tax attributes may be substantially limited, which could have a negative impact on our financial position and results of operations.
We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. As of March 31, 2019, valuation allowances were $76.2 million for foreign operating loss carryforwards, $12.4 million for state operating loss carryforwards, $4.2 million for capital loss carryforwards and $39.6 million for foreign tax credits.
The following table is a rollforward of the deferred tax valuation allowance (in thousands):
	Fiscal Year Ended March 31,
	2018	2017	2016
Balance – beginning of fiscal year	$(71,987)	$(74,727)	$(29,373)
Additional allowances	(59,493)	(20,259)	(45,354)
Reversals and other changes	3,266	22,999	—
Balance – end of fiscal year	$(128,214)	$(71,987)	$(74,727)
The components of loss before benefit (provision) for income taxes for fiscal years 2019, 2018 and 2017 are as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Domestic	$(263,377)	$(91,002)	$(147,988)
Foreign	(72,922)	(136,998)	4,660
Total	$(336,299)	$(228,000)	$(143,328)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The provision (benefit) for income taxes for fiscal years 2019, 2018 and 2017 consisted of the following (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Current:
Domestic	$1,337	$1,247	$2,797
Foreign	15,313	13,607	17,153
	$16,650	$14,854	$19,950
Deferred:
Domestic	$(16,523)	$(39,079)	$24,651
Foreign	(288)	(6,666)	(12,013)
	$(16,811)	$(45,745)	$12,638
Total	$(161)	$(30,891)	$32,588
The reconciliation of the U.S. Federal statutory tax rate to the effective income tax rate for the (provision) benefit for income taxes is shown below:
	Fiscal Year Ended March 31,
	2019	2018	2017
Statutory rate	21.0%	31.6%	35.0%
Effect of U.S. tax reform	(3.5)%	9.9%	—%
Net foreign tax on non-U.S. earnings	(0.3)%	0.8%	(0.5)%
Benefit of foreign tax deduction in the U.S.	—%	—%	2.5%
Foreign earnings indefinitely reinvested abroad	(4.4)%	(8.1)%	(0.8)%
Change in valuation allowance	(15.2)%	1.1%	(25.8)%
Foreign earnings that are currently taxed in the U.S.	(0.7)%	(33.0)%	(28.5)%
Effect of change in foreign statutory corporate income tax rates	0.4%	—%	(0.2)%
Impairment of foreign investments	—%	11.9%	—%
Goodwill impairment	—%	—%	(1.0)%
Changes in tax reserves	0.7%	(2.3)%	0.6%
Other, net	2.0%	1.6%	(4.0)%
Effective tax rate	—%	13.5%	(22.7)%
In fiscal year 2019, our effective tax rate is 0.0% and includes (a) $51.0 million of tax expense for an increase in valuation allowances and (b) a reduction to our previously-recorded U.S. statutory tax rate reduction adjustment of $19.0 million offset by a one-time non-cash transition tax expense of $30.6 million.
On December 22, 2017, the president of the United States signed into law the Act. The Act includes numerous changes in existing U.S. tax law, including a permanent reduction in the U.S. federal corporate income tax rate from 35% to 21%. The rate reduction took effect on January 1, 2018. Further, the Act provided for a one-time “deemed repatriation” of accumulated foreign earnings of certain foreign corporations. Under U.S. generally accepted accounting principles, our net deferred tax liabilities are required to be revalued during the period in which the new tax legislation is enacted. We completed our analysis of the income tax implications of the Act during the third quarter of fiscal year 2019. Pursuant to the issuance of additional guidance by the U.S. Internal Revenue Service related to the calculation of the one-time deemed repatriation tax, we adjusted our previously reported provisional amounts by recording an additional tax expense of $11.6 million related to remeasurement of deferred taxes offset by one-time mandatory deemed repatriation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Certain provisions under the Act became applicable to Bristow on April 1, 2018 and our tax provision for fiscal year 2019 includes the tax implications of these provisions. These provisions include Global Intangible Low-Taxed Income (“GILTI”), Base Erosions and Anti-Avoidance Tax (“BEAT”), Foreign Derived Intangible Income (“FDII”) and certain limitations on the deduction of interest expense and utilization of net operating losses.
In fiscal year 2018, our effective tax rate was 13.5% and includes: (i) tax benefit of $27.0 million related to the impairment of our equity investment in Líder; (ii) tax impact of one-time transition tax on unrepatriated earnings of foreign subsidiaries under the Act of $52.9 million, which is partially offset by the utilization of foreign tax credits of $22.6 million; (iii) tax benefit of $53.0 million as a result of the revaluation of our net deferred tax liabilities; and (iv) tax benefit due to release of $22.8 million of foreign tax credit valuation allowances.
Our effective income tax rate for fiscal year 2017 was (22.7)% representing the income tax expense rate on a pre-tax net loss for the fiscal year, which was reduced by $37.0 million of tax expense for an increase in valuation allowance.
A portion of our aircraft fleet is owned directly or indirectly by our wholly owned Cayman Island subsidiaries. Our foreign operations combined with our leasing structure provided a material benefit to the effective tax rates for fiscal years 2019, 2018 and 2017. In fiscal year 2017, our unfavorable permanent differences, such as valuation allowances and non-tax deductible goodwill write-off had the effect of increasing our income tax expense and reducing our effective tax rate applied to pre-tax losses. Also, our effective tax rates for fiscal years 2019, 2018 and 2017 benefited from the permanent investment outside the U.S. of foreign earnings, upon which no U.S. tax had been provided until the one-time transition tax on unrepatriated earnings of foreign subsidiaries under the Act.
In fiscal year 2017, our effective tax rate was impacted by valuation allowances of $37.0 million and a change in the mix of geographic earnings in which we experienced U.S. losses offset by taxes in jurisdictions taxed on a deemed profit basis. The current effective tax rate was impacted by the tax effect of the $8.7 million goodwill impairment discussed in Note 1.
In August 2008, certain of our existing and newly created subsidiaries completed intercompany leasing transactions involving eleven aircraft. The tax benefit of this transaction is being recognized over the remaining useful life of the assets, which is approximately 13 years. During fiscal year 2017, this transaction resulted in a $2.4 million reduction in our consolidated provision for income taxes. This transaction resulted in no impact on our consolidated provision for income taxes during fiscal year 2018. In October 2016, the FASB issued accounting guidance related to current and deferred income taxes for intra-entity transfer of assets other than inventory (ASU 2016-16). We adopted this accounting guidance effective April 1, 2018 using the modified retrospective method, through a cumulative-effect adjustment directly to retained earnings. Upon adoption, we recognized the deferred tax impact directly through retained earnings and, therefore, we do not expect any future tax impact.
Our operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on us, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, we are subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with our interpretations and positions taken. The following table summarizes the years open by jurisdiction as of March 31, 2019:
Jurisdiction	Years Open
U.S.	Fiscal year 2017 to present
U.K.	Fiscal year 2017 to present
Guyana	Fiscal year 2013 to present
Nigeria	Fiscal year 2009 to present
Trinidad	Fiscal year 2007 to present
Australia	Fiscal year 2015 to present
Norway	Fiscal year 2012 to present
The effects of a tax position are recognized in the period in which we determine that it is more-likely-than-not (defined as a more than 50% likelihood) that a tax position will be sustained upon examination, including

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being recognized upon ultimate settlement.
We have analyzed filing positions in the federal, state and foreign jurisdictions where we are required to file income tax returns for all open tax years. We believe that the settlement of any tax contingencies would not have a significant impact on our consolidated financial position, results of operations or liquidity. In fiscal years 2019, 2018 and 2017, we had a net (benefit) provision of $(2.3) million, $5.4 million and $0.2 million, respectively, of reserves for tax contingencies primarily related to non-U.S. income tax on foreign leasing operations. Our policy is to accrue interest and penalties associated with uncertain tax positions in our provision for income taxes. In fiscal years 2019, 2018 and 2017, $0.0 million, $0.1 million and $0.2 million, respectively, in interest and penalties were accrued in connection with uncertain tax positions.
As of March 31, 2019 and 2018, we had $4.3 million and $6.7 million, respectively, of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized.
The activity associated with our unrecognized tax benefit during fiscal years 2019 and 2018 is as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018
Unrecognized tax benefits – beginning of fiscal year	$6,682	$1,332
Increases for tax positions taken in prior years	100	7,784
Decreases for tax positions taken in prior years	(2,445)	(2,434)
Decrease related to statute of limitation expirations	—	—
Unrecognized tax benefits – end of fiscal year	$4,337	$6,682
As of March 31, 2019, we have aggregated approximately $442.0 million in unremitted foreign earnings reinvested abroad. Pursuant to the Act, these earnings were subject to the mandatory one-time transition tax and eligible to be repatriated to the U.S. without additional U.S. tax. Although these foreign earnings have been deemed to be repatriated from a U.S. federal income tax perspective, we have not yet completed our assessment of the U.S. tax reform on our plans to reinvest foreign earnings and as such have not changed our prior conclusion that the unremitted earnings are indefinitely reinvested. Accordingly, we have not provided deferred taxes on these unremitted earnings. If our expectations were to change, withholding and other applicable taxes incurred upon repatriation, if any, are not expected to have a significant impact on our results of operations.
We receive a tax benefit that is generated by certain employee stock benefit plan transactions. Under previous accounting guidance, in fiscal year 2017, this benefit was recorded directly to additional paid-in-capital on our consolidated balance sheets and did not reduce our effective income tax rate.
Income taxes paid during fiscal years 2019, 2018 and 2017 were $19.4 million, $26.7 million and $28.1 million, respectively.
Note 10 — EMPLOYEE BENEFIT PLANS
Defined Contribution Plans
The Bristow Group Inc. Employee Savings and Retirement Plan (the “Bristow Plan”) covers certain of our U.S. employees. Under the Bristow Plan, we match each participant’s contributions up to 3% of the employee’s compensation. In addition, under the Bristow Plan, we contribute an additional 3% of the employee’s compensation at the end of each calendar year.
Bristow Helicopters and Bristow International Aviation (Guernsey) Limited (“BIAGL”) each have a defined contribution plan. These defined contribution plans replaced the defined benefit pension plans described below for future accrual.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Our contributions to our defined contribution plans were $22.2 million, $22.0 million and $21.8 million for fiscal years 2019, 2018 and 2017, respectively.
Defined Benefit Plans
The defined benefit pension plans of Bristow Helicopters and BIAGL replaced by the defined contribution plans described above covered all full-time employees of Bristow Aviation and BIAGL employed on or before December 31, 1997. Both plans were closed to future accrual as of February 1, 2004. The defined benefits for employee members were based on the employee’s annualized average last three years’ pensionable salaries up to February 1, 2004, increasing thereafter in line with retail price inflation (prior to 2011) and consumer price inflation (from 2011 onwards), and subject to maximum increases of 5% per year over the period to retirement. Any valuation deficits are funded by contributions by Bristow Helicopters and BIAGL. Plan assets are held in separate funds administered by the plans’ trustee (the “Plan Trustee”), which are primarily invested in equities and debt securities. For members of the two closed defined benefit pension plans, since January 2005, Bristow Helicopters contributes a maximum of 7% of a participant’s non-variable salary, and since April 2006, the maximum employer contribution into the plan has been 7.35% for pilots. Each member is required to contribute a minimum of 5% of non-variable salary for Bristow Helicopters to match the contribution. In addition, there are three defined contribution plans for staff who were not members of the original defined benefit plans, two of which are closed to new members.
The following tables provide a rollforward of the projected benefit obligation and the fair value of plan assets, set forth the defined benefit retirement plans’ funded status and provide detail of the components of net periodic pension cost calculated for the U.K. pension plans. The measurement date adopted is March 31. For the purposes of amortizing gains and losses, the 10% corridor approach has been adopted and assets are taken at fair market value. Any such gains or losses are amortized over the average remaining life expectancy of the plan members.
	Fiscal Year Ended March 31,
	2019	2018
	(In thousands)
Change in benefit obligation:
Projected benefit obligation (PBO) at beginning of period	$545,128	$517,186
Service cost	655	856
Interest cost	12,984	12,914
Actuarial loss (gain)	9,702	(19,930)
Benefit payments and expenses	(28,593)	(27,002)
Plan amendments	3,020	—
Effect of exchange rate changes	(38,820)	61,104
Projected benefit obligation (PBO) at end of period	$504,076	$545,128
Change in plan assets:
Market value of assets at beginning of period	$508,375	$455,539
Actual return on assets	18,121	7,480
Employer contributions	16,644	17,001
Benefit payments and expenses	(28,593)	(27,002)
Effect of exchange rate changes	(36,197)	55,357
Market value of assets at end of period	$478,350	$508,375
Reconciliation of funded status:
Accumulated benefit obligation (ABO)	$504,076	$545,128
Projected benefit obligation (PBO)	$504,076	$545,128
Fair value of assets	(478,350)	(508,375)
Net recognized pension liability	$25,726	$36,753
Amounts recognized in accumulated other comprehensive loss	$219,232	$232,043

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
	Fiscal Year Ended March 31,
	2019	2018	2017
	(In thousands)
Components of net periodic pension cost:
Service cost for benefits earned during the period	$655	$856	$627
Interest cost on PBO	12,984	12,914	15,330
Expected return on assets	(17,118)	(21,184)	(21,697)
Amortization of unrecognized losses	8,001	8,151	7,266
Net periodic pension cost	$4,522	$737	$1,526
Service cost component is reported in our statement of operations in direct cost. All other components of net periodic pension cost are reported in the other expenses, net.
The amount in accumulated other comprehensive loss as of March 31, 2019 expected to be recognized as a component of net periodic pension cost in fiscal year 2020 is $6.8 million, net of tax, and represents amortization of the net actuarial losses.
In October 2018, the U.K. High Court ruled that the U.K. defined pension schemes will be required to equalize for the effect of unequal guaranteed minimum pensions (“GMPs”) accrued between 1990 and 1997 by adjusting other non-GMP benefits. We recorded additional pension liability of $2.9 million as of December 31, 2018 related to this ruling that will be recorded as additional service cost over the future service period of approximately 20 years.
Actuarial assumptions used to develop the components of the U.K. plans were as follows:
	Fiscal Year Ended March 31,
	2019	2018	2017
Discount rate	2.60%	2.40%	3.30%
Expected long-term rate of return on assets	3.62%	4.41%	5.30%
Pension increase rate	2.90%	3.00%	2.80%
We utilize a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for our U.K. plans. The expected rate of return assumptions have been determined following consultation with our actuarial advisors. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, and those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.
Under U.K. and Guernsey legislation, it is the Plan Trustee who is responsible for the investment strategy of the plans, although day-to-day management of the assets is delegated to a team of regulated investment fund managers. The Plan Trustee of the Bristow Staff Pension Scheme (the “Scheme”) has the following three stated primary objectives when determining investment strategy:
(i)
“funding objective” - to ensure that the Scheme is fully funded using assumptions that contain a modest margin for prudence. Where an actuarial valuation reveals a deficit, a recovery plan will be put in place which will take into account the financial covenant to the employer;

(ii)	“stability objective” - to have due regard to the likely level and volatility of required contributions when setting the Scheme’s investment strategy; and
(iii)
“security objective” - to ensure that the solvency position of the Scheme (as assessed on a gilt basis) is expected to improve. The Plan Trustee will take into account the strength of the employer’s covenant when determining the expected improvement in the solvency position of the Scheme.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The types of investments are held, and the relative allocation of assets to investments is selected, in light of the liability profile of the Scheme, its cash flow requirements, the funding level and the Plan Trustee’s stated objectives. In addition, in order to avoid an undue concentration of risk, assets are diversified within and across asset classes.
In determining the overall investment strategy for the plans, the Plan Trustee undertakes regular asset and liability modeling (the “ALM”) with the assistance of their U.K. actuary. The ALM looks at a number of different investment scenarios and projects both a range and a best estimate of likely return from each one. Based on these analyses, and following consultation with us, the Trustee determines the benchmark allocation for the plans’ assets.
The market value of the plan’s assets as of March 31, 2019 and 2018 was allocated between asset classes as follows. Details of target allocation percentages under the Plan Trustee’s investment strategies as of the same dates are also included.
	Target Allocation as of March 31,		Actual Allocation as of March 31,
Asset Category	2019	2018	2019	2018
Equity securities	25.4%	25.4%	24.1%	30.2%
Debt securities	34.8%	34.8%	44.5%	40.5%
Property	7.4%	7.4%	6.1%	3.1%
Other assets	32.4%	32.4%	25.3%	26.2%
Total	100.0%	100.0%	100.0%	100.0%
The following table summarizes, by level within the fair value hierarchy, the plan assets we had as of March 31, 2019, which are valued at fair value (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2019
Cash and cash equivalents	$26,191	$—	$—	$26,191
Cash plus	—	84,438	—	84,438
Equity investments - U.K.	—	2,476	—	2,476
Equity investments - Non-U.K.	—	1,303	—	1,303
Insurance Linked Securities	—	—	25,279	25,279
Illiquid credit	—	—	40,004	40,004
Diversified growth (absolute return) funds	—	86,001	—	86,001
Government debt securities	—	138,384	—	138,384
Corporate debt securities	—	74,274	—	74,274
Total investments	$26,191	$386,876	$65,283	$478,350

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The following table summarizes, by level within the fair value hierarchy, the plan assets we had as of March 31, 2018, which are valued at fair value (in thousands):
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2018
Cash and cash equivalents	$26,373	$—	$—	$26,373
Cash plus	—	105,070	—	105,070
Equity investments - U.K.	—	1,683	—	1,683
Equity investments - Non-U.K.	—	151,923	—	151,923
Property	—	15,852	—	15,852
Diversified growth (absolute return) funds	—	1,824	—	1,824
Government debt securities	—	124,428	—	124,428
Corporate debt securities	—	81,222	—	81,222
Total investments	$26,373	$482,002	$—	$508,375
The investments’ fair value measurement level within the fair value hierarchy is classified in its entirety based on the lowest level of input that is significant to the measurement. The fair value of assets using Level 2 inputs is determined based on the fair value of the underlying investment using quoted prices in active markets or other significant inputs that are deemed observable.
Estimated future benefit payments over each of the next five fiscal years from March 31, 2019 and in aggregate for the following five fiscal years after fiscal year 2024 are as follows (in thousands):
Projected Benefit Payments by the Plans for Fiscal Years Ending March 31,	Payments
2020	$22,022
2021	22,673
2022	23,194
2023	23,846
2024	24,237
Aggregate 2025 - 2029	126,787
We expect to fund these payments with our cash contributions to the plans, plan assets and earnings on plan assets. The current estimates of our cash contributions for our pension plans required for fiscal year 2020 are expected to be $16.5 million.
Incentive Compensation
Incentive and Stock Option Plans — Stock–based awards are currently made under the Bristow Group Inc. 2007 Long-Term Incentive Plan (the “2007 Plan”). As of March 31, 2019, a maximum of 10,646,729 shares of common stock are reserved, including 2,207,294 shares available for incentive awards under the 2007 Plan. Awards granted under the 2007 Plan may be in the form of stock options, stock appreciation rights, shares of restricted stock, other stock-based awards (payable in cash or our common stock) or performance awards, or any combination thereof, and may be made to outside directors, employees or consultants.
In addition, we have the following incentive and stock plans which have awards outstanding as of March 31, 2019, but under which we no longer make grants:
•
The 2004 Stock Incentive Plan (the “2004 Plan”), which provided for awards to officers and key employees in the form of stock options, stock appreciation rights, restricted stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than 10 years after the date of grant.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
•
The 2003 Non-qualified Stock Option Plan for Non-employee Directors (the “2003 Director Plan”), which provided for a maximum of 250,000 shares of our common stock to be issued pursuant to such plan. As of the date of each annual meeting, each non-employee director who met certain attendance criteria was automatically granted an option to purchase 5,000 shares of our common stock. The exercise price of the options granted was equal to the fair market value of our common stock on the date of grant, and the options were exercisable not earlier than six months after the date of grant and expire no more than ten years after the date of grant.

In June 2018, 2017 and 2016, the Compensation Committee of our board of directors authorized the grant of stock options, time vested restricted stock and long-term performance cash awards to participating employees. Each of the stock options has a ten-year term and has an exercise price equal to the fair market value (as defined in the 2007 Plan) of our common stock on the grant date. The options will vest in annual installments of one-third each, beginning on the first anniversary of the grant date. Restricted stock grants vest at the end of three years. Performance cash awards granted in June 2017 and 2018 have two components. One half of each performance cash award will vest and pay out in cash three years after the date of grant at varying levels depending on our performance in total shareholder return against a peer group of companies. The other half of each performance cash award will be earned based on absolute performance in respect of improved average adjusted earnings per share for the Company over the three-year performance period beginning on April 1, 2017 and 2018. Performance cash awards granted in June 2016 allow the recipient to receive from 0 to 200% of the target amount at the end of three years depending on how our total shareholder return ranks among a peer group over the performance period. The value of the performance cash awards is calculated on a quarterly basis by comparing the performance of our common stock, including any dividends paid since the award date, against the peer group and has a maximum potential payout of $13.4 million, $10.6 million and $5.2 million for the June 2018, June 2017 and June 2016 awards, respectively. The total value of the awards is recognized as compensation expense over a three-year vesting period with the recognition amount being adjusted quarterly. Compensation (benefit) expense related to the performance cash awards during fiscal years 2019, 2018 and 2017 was $(2.0) million, $1.5 million and $7.0 million, respectively. Performance cash compensation (benefit) expense has been allocated to our various regions.
Total share-based compensation expense, which includes stock options and restricted stock, was $6.4 million, $10.4 million and $12.4 million for fiscal years 2019, 2018 and 2017, respectively. Stock-based compensation expense is included in general and administrative expense in the consolidated statements of operations and has been allocated to our various regions.
On May 23, 2016, our board of directors approved an amendment and restatement of the 2007 Plan, which was approved by our stockholders on August 3, 2016, that effected each of the following changes: (i) reserved an additional 5,250,000 “shares” (or 2,625,000 full value shares) that, when combined with “shares” remaining available for issuance under the 2007 plan resulted in a total of approximately 6,400,000 “shares” (or approximately 3,200,000 full value shares) available for issuance under the amended and restated 2007 plan, with each option and stock appreciation right granted under the amended and restated 2007 plan counting as one “shares” against such total and with each incentive award that may be settled in common stock counting as two “shares” (or one full value share) against such total; (ii) increased the maximum share-based employee award under the amended and restated 2007 plan from 500,000 full value shares to 1,000,000 full value shares; (iii) set the maximum aggregate compensation and incentive awards that may be provided by the Company in any calendar year to any non-employee member of the board of directors at $1,125,000; and (iv) made other administrative and updating changes.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
A summary of our stock option activity for fiscal year 2019 is presented below:
	Weighted Average Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in thousands)
Outstanding at March 31, 2018	$29.90	3,573,778
Granted	12.19	593,129
Exercised	16.21	(174,578)
Expired or forfeited	33.59	(774,606)
Outstanding at March 31, 2019	26.49	3,217,723	6.46	$—
Exercisable at March 31, 2019	36.60	1,992,283	5.24	$—
Stock options granted to employees under the 2004 and 2007 Plans vest ratably over three years on each anniversary from the date of grant and expire 10 years from the date of grant.
We use a Black-Scholes option pricing model to estimate the fair value of share-based awards. The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options.
The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on the historical volatility of shares of our common stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our common stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model and groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. Additionally, we record forfeitures based on actual forfeitures.
The following table shows the assumptions we used to compute the stock-based compensation expense for stock option grants issued during fiscal years 2019, 2018 and 2017.
	Fiscal Year Ended March 31,
	2019	2018	2017
Risk free interest rate	2.76%	1.78%	1.07%
Expected life (years)	5	5	5
Volatility	62.8%	56.1%	46.8%
Dividend yield	—%	3.98%	2.74%
Weighted average grant-date fair value of options granted	$6.71	$2.53	$2.16
Unrecognized stock-based compensation expense related to nonvested stock options was approximately $2.6 million as of March 31, 2019, relating to a total of 1,225,440 unvested stock options. We recognize compensation expense on a straight-line basis over the requisite service period for the entire award. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.8 years. The total fair value of options vested during fiscal years 2019, 2018 and 2017 was approximately $2.9 million, $4.7 million and $7.8 million, respectively.
The total intrinsic value, determined as of the date of exercise, of options exercised during fiscal years 2019, 2018 and 2017 was $0.3 million, zero and zero, respectively. The total amount of cash we received from option exercises during fiscal years 2019, 2018 and 2017 was $2.8 million, zero and zero, respectively. The total tax benefit attributable to options exercised during fiscal years 2019, 2018 and 2017 was $0.1 million, zero and zero, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
We have restricted stock awards that cliff vest on the third anniversary from the date of grant provided the grantee is still employed by the Company, subject to our retirement policy. Restricted stock granted to non-employee directors under the 2003 Director Plan vest after six months.
We record compensation expense for restricted stock awards based on an estimate of the service period related to the awards, which is tied to the future performance of our stock over certain time periods under the terms of the award agreements. The estimated service period is reassessed quarterly. Changes in this estimate may cause the timing of expense recognized in future periods to accelerate. Compensation expense related to awards of restricted stock for fiscal years 2019, 2018 and 2017 was $4.0 million, $6.7 million and $8.0 million, respectively.
The following is a summary of non-vested restricted stock as of March 31, 2019 and 2018 and changes during fiscal year 2019:
	Units	Weighted Average Grant Date Fair Value per Unit
Non-vested as of March 31, 2018	898,169	$13.69
Granted	400,788	12.53
Forfeited	(161,404)	10.10
Vested	(277,191)	27.34
Non-vested as of March 31, 2019	860,362	9.43
Unrecognized stock-based compensation expense related to non-vested restricted stock was approximately $2.7 million as of March 31, 2019, relating to a total of 860,362 unvested restricted stock. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.8 years.
During June 2017 and 2018, we awarded certain members of management phantom restricted stock, which will be paid out in cash after three years. We account for these awards as liability awards. As of March 31, 2019, we had $0.2 million in other liabilities and deferred credits on our consolidated balance sheet. We recognized a benefit of $0.5 million in fiscal year 2019 and an expense of $1.1 million in fiscal year 2018 in general and administrative expense on our consolidated statement of operations related to these awards.
The Annual Incentive Compensation Plan provides for an annual award of cash bonuses to key employees based primarily on pre-established objective measures of performance. The bonuses related to this plan were $3.9 million, $10.1 million and $5.0 million for fiscal years 2019, 2018 and 2017, respectively.
Additionally, we have a non-qualified deferred compensation plan for our senior executives (the “Deferred Compensation Plan”). Under the terms of the Deferred Compensation Plan, participants can elect to defer a portion of their compensation for distribution at a later date. Prior to December 31, 2018, we had the discretion to make annual tax deferred contributions to the Deferred Compensation Plan on the participants’ behalf. We contributed $0.3 million, $0.1 million and $0.6 million to the Deferred Compensation Plan in each of fiscal years 2019, 2018 and 2017, respectively. Effective as of December 31, 2018, the Deferred Compensation Plan was amended to eliminate our mandatory annual contributions to each participant’s Employer Contribution Account (as such term is defined in the Deferred Compensation Plan), other than our contributions allocated in calendar year 2018 but settled in calendar year 2019. The assets of the plan are held in a rabbi trust and are subject to our general creditors. As of March 31, 2019, the amount held in trust was $2.5 million.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Separation Agreements — In March 2015, May 2016 and February 2018, we offered voluntary separation programs (“VSPs”) to certain employees as part of our ongoing efforts to improve efficiencies and reduce costs. Additionally, beginning in March 2015, we initiated involuntary separation programs (“ISPs”) in certain regions. The expense related to the VSPs and ISPs for the fiscal years 2019, 2018 and 2017 is as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
VSP:
Direct cost	$—	$105	$1,663
General and administrative	—	1,017	23
Total	$—	$1,122	$1,686

ISP:
Direct cost	$7,125	$11,538	$5,938
General and administrative	2,110	9,676	9,238
Total	$9,235	$21,214	$15,176
Note 11 — STOCKHOLDERS’ INVESTMENT, EARNINGS PER SHARE AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Stockholders’ Investment
Common Stock — The total number of authorized shares of our common stock reserved as of March 31, 2019 was 6,285,379. These shares are reserved in connection with our stock-based compensation plans.
The following is a summary of changes in outstanding shares of common stock for the years ended March 31, 2019 and 2018:
	Shares	Weighted Average Price Per Share
Outstanding as of March 31, 2017	35,213,991
Issuance of restricted stock	312,634	$11.27
Outstanding as of March 31, 2018	35,526,625
Exercise of stock options	174,578	$16.21
Issuance of restricted stock	217,713	$6.93
Outstanding as of March 31, 2019	35,918,916
Restrictions on Foreign Ownership of Common Stock — Under the Federal Aviation Act of 1958, as amended (the “Federal Aviation Act”), it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the Federal Aviation Administration (the “FAA”) and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if, among other things, at least 75% of its voting interests are owned or controlled by U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest or if any other requirements are not met, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct certain operations within our Americas region. Therefore, our organizational documents currently provide for the automatic suspension of voting rights of shares of our common stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. Based on preliminary information, we believe that persons with foreign addresses and/or

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
places of organization held approximately 32% of our total outstanding common stock as of May 10, 2019. Accordingly, in the event of any vote by our stockholders, the voting rights of shares held by non-U.S. citizens would be suspended pursuant to our organizational documents if such ownership remains above 25% of our total outstanding common stock at the time of such vote.
Dividends — In August 2017, we suspended our quarterly dividend as part of a broader plan of reducing costs and improving liquidity. Prior to that, we paid quarterly dividends of $0.07 per share during the first quarter of fiscal year 2018 and each quarter of fiscal year 2017. For fiscal years 2019, 2018 and 2017, we paid dividends totaling zero, $2.5 million and $9.8 million, respectively, to our stockholders. The declaration of future dividends is at the discretion of our board of directors and subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law and our debt instruments. In addition, the payment of any future dividends is restricted during the Chapter 11 process.
Earnings per Share
Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share excludes options to purchase shares and restricted stock awards, which were outstanding during the period but were anti-dilutive, as follows:
	Fiscal Year Ended March 31,
	2019	2018	2017
Options:
Outstanding	2,490,483	2,890,140	1,815,020
Weighted average exercise price	$34.20	$38.77	$31.98
Restricted stock awards:
Outstanding	581,677	547,927	541,014
Weighted average price	$9.33	$21.00	$26.76
The following table sets forth the computation of basic and diluted earnings per share:
	Fiscal Year Ended March 31,
	2019	2018	2017
Loss (in thousands):
Loss available to common stockholders – basic	$(336,847)	$(194,684)	$(169,562)
Interest expense on assumed conversion of 4½% Convertible Senior Notes, net of tax(1)	—	—	—
Loss available to common stockholders	$(336,847)	$(194,684)	$(169,562)
Shares:
Weighted average number of common shares outstanding – basic	35,740,933	35,288,579	35,044,040
Assumed conversion of 4½% Convertible Senior Notes outstanding during period(1)	—	—	—
Net effect of dilutive stock options, restricted stock units and restricted stock awards based on the treasury stock method	—	—	—
Weighted average number of common shares outstanding – diluted(2)	35,740,933	35,288,579	35,044,040
Basic loss per common share	$(9.42)	$(5.52)	$(4.84)
Diluted loss per common share	$(9.42)	$(5.52)	$(4.84)
(1)
Diluted loss per common share for fiscal year 2019 excludes a number of potentially dilutive shares determined pursuant to a specified formula initially issuable upon the conversion of our 4½% Convertible Senior Notes. The 4½% Convertible Senior Notes will be

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
convertible, under certain circumstances, into cash, shares of our common stock or a combination of cash and our common stock, at our election. We have initially elected combination settlement. As of March 31, 2019, the base conversion price of the notes was approximately $15.64, based on the base conversion rate of 63.9488 shares of common stock per $1,000 principal amount of convertible notes (subject to adjustment in certain circumstances). In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and common stock to the extent of the note’s conversion value in excess of such principal amount. Such shares did not impact our calculation of diluted loss per share for fiscal years 2019 and 2018 as our average stock price during the periods did not meet or exceed the conversion requirements.
(2)
Potentially dilutive shares issuable pursuant to our Warrant Transactions were not included in the computation of diluted income per share for fiscal years 2019 and 2018 because to do so would have been anti-dilutive. For further details on the Warrant Transactions, see Note 5.

Accumulated Other Comprehensive Income (Loss)
The following table sets forth the changes in the balances of each component of accumulated other comprehensive income:
	Currency Translation Adjustments	Pension Liability Adjustments(1)	Unrealized loss on cash flow hedges(2)	Total
Balance as of March 31, 2016	$(67,365)	$(222,454)	$—	$(289,819)
Other comprehensive loss before reclassification	(26,947)	(17,142)	—	(44,089)
Reclassified from accumulated other comprehensive loss	—	5,631	—	5,631
Net current period other comprehensive loss	(26,947)	(11,511)	—	(38,458)
Foreign exchange rate impact	(55,409)	55,409	—	—
Balance as of March 31, 2017	(149,721)	(178,556)	—	(328,277)
Other comprehensive loss before reclassification	30,196	3,713	(414)	33,495
Reclassified from accumulated other comprehensive loss	—	8,620	68	8,688
Net current period other comprehensive income (loss)	30,196	12,333	(346)	42,183
Foreign exchange rate impact	40,459	(40,459)	—	—
Balance as of March 31, 2018	(79,066)	(206,682)	(346)	(286,094)
Other comprehensive income before reclassification	(36,562)	(13,175)	(506)	(50,243)
Reclassified from accumulated other comprehensive loss	—	7,884	464	8,348
Net current period other comprehensive loss	(36,562)	(5,291)	(42)	(41,895)
Foreign exchange rate impact	(22,239)	22,239	—	—
Balance as of March 31, 2019	$(137,867)	$(189,734)	$(388)	$(327,989)
(1)
Reclassification of amounts related to pension liability adjustments were included as a component of net periodic pension cost. For further details on additional pension liability recorded during fiscal year 2019, see Note 10.

(2)	Reclassification of amounts related to cash flow hedges were included as direct costs.
Note 12 — SEGMENT INFORMATION
We conduct our business in one segment: industrial aviation services. The industrial aviation services global operations are conducted primarily through two hubs that include four regions as follows: Europe Caspian, Africa, Americas and Asia Pacific. The Europe Caspian region comprises all our operations and affiliates in Europe and Central Asia, including Norway, the U.K. and Turkmenistan. The Africa region comprises all our operations and affiliates on the African continent, including Nigeria and Egypt. The Americas region comprises all our operations and affiliates in North America and South America, including Brazil, Canada, Guyana, Trinidad and the U.S. Gulf of Mexico. The Asia Pacific region comprises all our operations and affiliates in Australia and Asia, including Sakhalin. Prior to the sale of Bristow Academy on November 1, 2017, we operated a training unit, Bristow Academy, which was included in Corporate and other.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
The following tables show region information for fiscal years 2019, 2018 and 2017, and as of March 31, 2019 and 2018, where applicable, reconciled to consolidated totals, and prepared on the same basis as our consolidated financial statements (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Region gross revenue from external customers:
Europe Caspian	$791,204	$793,630	$734,344
Africa	164,835	195,681	204,522
Americas	218,278	217,671	205,080
Asia Pacific	193,510	222,500	233,902
Corporate and other	1,835	4,493	10,234
Total region gross revenue	$1,369,662	$1,433,975	$1,388,082
Intra-region gross revenue:
Europe Caspian	$7,577	$5,655	$6,722
Africa	—	—	—
Americas	5,100	8,995	4,465
Asia Pacific	58	—	1
Corporate and other	2	27	332
Total intra-region gross revenue	$12,737	$14,677	$11,520
Consolidated gross revenue reconciliation:
Europe Caspian	$798,781	$799,285	$741,066
Africa	164,835	195,681	204,522
Americas	223,378	226,666	209,545
Asia Pacific	193,568	222,500	233,903
Corporate and other	1,837	4,520	10,566
Intra-region eliminations	(12,737)	(14,677)	(11,520)
Total consolidated gross revenue	$1,369,662	$1,433,975	$1,388,082
(1)
The above table represents disaggregated revenue from contracts with customers except for $51.1 million of revenue included in totals ($20.0 million from Europe Caspian, $30.8 million from Americas and $0.3 million from Asia Pacific) for fiscal year 2019.

	Fiscal Year Ended March 31,
	2019	2018	2017
Earnings from unconsolidated affiliates, net of losses – equity method investments:
Europe Caspian	$161	$191	$273
Americas	2,041	16,263	18,601
Corporate and other	(403)	(273)	(603)
Total earnings from unconsolidated affiliates, net of losses – equity method investments	$1,799	$16,181	$18,271
Consolidated operating loss reconciliation:
Europe Caspian	$12,874	$22,624	$14,665
Africa	13,499	32,326	30,179
Americas(1)	3,530	(72,083)	5,198
Asia Pacific	(23,645)	(24,290)	(20,870)
Corporate and other	(195,740)	(88,965)	(104,544)
Loss on disposal of assets	(27,843)	(17,595)	(14,499)
Total consolidated operating loss(2)	$(217,325)	$(147,983)	$(89,871)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
	Fiscal Year Ended March 31,
	2019	2018	2017
Capital expenditures:
Europe Caspian	$11,957	$24,797	$44,024
Africa	777	3,769	4,575
Americas	13,777	2,523	8,275
Asia Pacific	7,957	6,795	15,086
Corporate and other(3)	6,434	8,403	63,150
Total capital expenditures	$40,902	$46,287	$135,110
Depreciation and amortization:
Europe Caspian	$50,737	$48,854	$39,511
Africa	16,113	13,705	16,664
Americas	28,300	27,468	32,727
Asia Pacific	16,735	19,695	19,091
Corporate and other	13,014	14,320	10,755
Total depreciation and amortization(4)	$124,899	$124,042	$118,748
	March 31,
	2019	2018
Identifiable assets:
Europe Caspian	$1,070,863	$1,087,437
Africa	325,502	374,121
Americas	661,266	794,236
Asia Pacific	255,136	342,166
Corporate and other(5)	339,832	572,399
Total identifiable assets	$2,652,599	$3,170,359
	March 31,
	2019	2018
Investments in unconsolidated affiliates – equity method investments:
Europe Caspian	$375	$270
Americas	108,831	121,633
Corporate and other	2,711	3,338
Total investments in unconsolidated affiliates – equity method investments	$111,917	$125,241
(1)	Includes an impairment of our investment in Líder of $85.7 million for fiscal year 2018. For further details, see Note 1.
(2)
Results for fiscal year 2019 were positively impacted by a reduction to rent expense of $7.9 million (included in direct costs) impacting our Europe Caspian and Asia Pacific regions by $4.9 million and $3.0 million, respectively, related to OEM cost recoveries for ongoing aircraft issues. For further details, see Note 4.

(3)
Includes $2.3 million and $39.5 million of construction in progress payments that were not allocated to business units in fiscal years 2018 and 2017, respectively. There were no construction in progress payments made in fiscal year 2019.

(4)
Includes accelerated depreciation expense of $10.4 million during fiscal year 2017 related to aircraft where management made the decision to exit certain model types earlier than originally anticipated in our Europe Caspian, Americas and Africa regions of $0.5 million, $3.9 million and $6.0 million, respectively. For further details, see Note 4.

(5)
Includes $51.7 million and $67.7 million of construction in progress within property and equipment on our consolidated balance sheets as of March 31, 2019 and 2018, respectively, which primarily represents progress payments on aircraft and facilities under construction to be delivered in future periods. In fiscal year 2019, a large aircraft order was terminated and we recorded contract termination costs of $14.7 million included in loss on disposal of assets on our consolidated statements of operations for amounts previously included in construction in progress on our consolidated balance sheets.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
We attribute revenue to various countries based on the location where services are actually performed. Long-lived assets consist primarily of helicopters and fixed wing aircraft and are attributed to various countries based on the physical location of the asset at a given fiscal year-end. Information by geographic area is as follows (in thousands):
	Fiscal Year Ended March 31,
	2019	2018	2017
Gross revenue:
United Kingdom	$515,854	$530,948	$510,796
Norway	272,547	258,878	218,848
Australia	170,461	199,264	216,562
Nigeria	164,835	195,681	204,521
United States	105,243	103,047	87,234
Trinidad	52,463	53,144	57,531
Canada	43,970	50,714	49,457
Other countries	44,289	42,299	43,133
	$1,369,662	$1,433,975	$1,388,082
	March 31,
	2019	2018
Long-lived assets:
United Kingdom	$600,714	$630,555
Nigeria	255,989	293,781
United States	255,439	410,651
Norway	206,597	156,593
Australia	162,681	226,085
Canada	155,594	193,092
Trinidad	126,892	80,497
Other countries	18,560	9,056
Construction in progress primarily attributable to aircraft(1)	51,714	67,710
	$1,834,180	$2,068,020
(1)	These costs have been disclosed separately as the physical location where the aircraft will ultimately be operated is subject to change.
During fiscal year 2019, we conducted operations in 10 countries. Due to the nature of our principal assets, aircraft are regularly and routinely moved between operating areas (both domestic and foreign) to meet changes in market and operating conditions. During fiscal years 2019, 2018 and 2017, one client accounted for 10% or more of our consolidated gross revenue. During fiscal year 2019, our top ten customers accounted for 57% of consolidated gross revenue.
Note 13 — QUARTERLY FINANCIAL INFORMATION (Unaudited)
	Fiscal Quarter Ended
	June 30(1)(2)	September 30(3)(4)	December 31(5)(6)	March 31(7)(8)
	(In thousands, except per share amounts)
Fiscal year 2019
Gross revenue	$366,668	$349,343	$329,858	$323,793
Operating loss(9)	(3,555)	(129,448)	(30,919)	(53,403)
Net loss attributable to Bristow Group(9)	(31,865)	(143,947)	(85,699)	(75,336)
Loss per share:
Basic	$(0.89)	$(4.02)	$(2.39)	$(2.10)
Diluted	$(0.89)	$(4.02)	$(2.39)	$(2.10)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
	Fiscal Quarter Ended
	June 30(1)(2)	September 30(3)(4)	December 31(5)(6)	March 31(7)(8)
	(In thousands, except per share amounts)
Fiscal year 2018
Gross revenue	$348,705	$370,901	$357,985	$356,384
Operating loss(9)	(24,374)	(12,703)	(3,283)	(107,623)
Net loss attributable to Bristow Group(9)	(55,031)	(30,965)	(8,030)	(100,658)
Loss per share:
Basic	$(1.56)	$(0.88)	$(0.23)	$(2.84)
Diluted	$(1.56)	$(0.88)	$(0.23)	$(2.84)
(1)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended June 30, 2018 included: (a) a negative impact of $1.7 million, $1.7 million and $0.05, respectively, from organizational restructuring costs resulting from separation programs across our global organization designed to increase efficiency and reduce costs.

(2
Operating loss, net loss and diluted loss per share for the fiscal quarter ended June 30, 2017 included: (a) a negative impact of $9.7 million, $6.6 million, and $0.19, respectively, from organizational restructuring costs to increase efficiency and reduced costs across the organization and (b) a negative impact of $1.2 million, $0.8 million and $0.02, respectively, due to impairment of inventories. Net loss and diluted loss per share for the fiscal quarter ended June 30, 2017 included a negative impact of $14.9 million and $0.42, respectively, due to tax items that include a one-time non-cash tax effect from repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions and the valuation of deferred tax assets.

(3
Operating loss, net loss and diluted loss per share for the fiscal quarter ended September 30, 2018 included: (a) a negative impact of $2.7 million, $2.4 million and $0.07, respectively, from organizational restructuring costs resulting from separation programs across our global organization designed to increase efficiency and reduce costs, (b) a negative impact of $1.2 million, $1.0 million and $0.03, respectively, due to transaction cost resulting from announced agreement to acquire Columbia and (c) a negative impact of $117.2 million, $101.1 million and $2.83, respectively, due to loss on impairment ($87.5 million on H225 aircraft, $8.9 million impairment of H225 inventory and $20.8 million of Eastern Airways asset). Net loss and diluted loss per share for the fiscal quarter ended September 30, 2018 included a negative impact of $10.3 million and $0.29, respectively, due to tax valuation allowances on deferred tax assets.

(4)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended September 30, 2017 included a negative impact of $2.7 million, $2.2 million, and $0.06, respectively, from organizational restructuring costs to increase efficiency and reduced costs across the organization. Net loss and diluted loss per share for the fiscal quarter ended September 30, 2017 included a negative impact of $3.2 million and $0.09, respectively, due to tax items that include a one-time non-cash tax effect from repositioning of certain aircraft from one tax jurisdiction to another related to recent financing transactions and the valuation of deferred tax assets.

(5)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended December 31, 2018 included: (a) a negative impact of $2.4 million, $2.4 million and $0.07, respectively, from organizational restructuring costs resulting from separation programs across our global organization designed to increase efficiency and reduce costs and (b) a negative impact of $7.2 million, $5.7 million and $0.16 respectively, due to transaction cost resulting from announced agreement to acquire Columbia. Net loss and diluted loss per share for the fiscal quarter ended December 31, 2018 included a negative impact of $45.2 million and $1.26, respectively, due to tax valuation allowances and the Act.

(6)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended December 31, 2017 included a negative impact of $2.8 million, $2.5 million, and $0.07, respectively, from organizational restructuring costs to increase efficiency and reduced costs across the organization. Net loss and diluted loss per share for the fiscal quarter ended December 31, 2017 included a positive impact of $15.1 million and $0.42, respectively, due to tax items that include a one-time non-cash benefit related to the revaluation of net deferred tax liabilities to a lower tax rate resulting from the Act in December 2017 offset by the negative impact of deemed repatriation of foreign earnings under the Act.

(7)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended March 31, 2019 included: (a) a negative impact of $5.0 million, $4.5 million and $0.13, respectively, from organizational restructuring costs resulting from separation programs across our global organization designed to increase efficiency and reduce costs, (b) a negative impact of $24.4 million, $19.3 million and $0.54, respectively, due to transaction cost resulting from announced agreement to acquire Columbia and (c) a negative impact of $1.0 million, $0.8 million and $0.02, respectively, due to CEO succession cost. Net loss and diluted loss per share for the fiscal quarter ended March 31, 2019 included a negative impact of $7.2 million and $0.20, respectively, due to tax valuation allowances and the Act.

(8)
Operating loss, net loss and diluted loss per share for the fiscal quarter ended March 31, 2018 included a negative impact of $90.2 million, $62.4 million, and $1.76, respectively, from loss on impairment, a negative impact of $8.5 million, $6.0 million, and $0.17, respectively, from organizational restructuring costs to increase efficiency and reduced costs across the organization. Net loss and diluted loss per share for the fiscal quarter ended March 31, 2019 included: (a) a positive impact of $25.8 million and $0.73, respectively, for a one-time non-cash tax effect from the true-up of the one-time transition tax on the repatriation of foreign earnings under the Act and net reversal of valuation allowances on deferred tax assets, partially offset by expense related to the true-up of the revaluation of net deferred tax liabilities to a lower tax rate resulting from the Act and (b) a negative impact of $1.3 million and $0.04, respectively, due to early extinguishment of debt.

(9)
The fiscal quarters ended June 30, September 30 and December 31, 2018, and March 31, 2019 included $1.7 million, $1.3 million, $16.0 million and $8.9 million, respectively, in loss on disposal of assets included in operating loss which also increased net loss by

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
$1.3 million, $1.4 million, $12.5 million and $7.3 million, respectively, and diluted loss per share by $0.04, $0.04, $0.35 and $0.20, respectively. The fiscal quarters ended June 30, September 30 , December 31, 2017, and March 31, 2018 included $0.7 million, $(8.5) million, $(4.6) million, and $(5.2) million, respectively, in gain (loss) on disposal of assets included in operating loss which also increased net loss by $3.9 million, $14.1 million, $2.5 million and $40.1 million, respectively, and diluted loss per share by $0.11, $0.40, $0.07 and $1.13, respectively.
Note 14 — SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
The Company has registered senior notes (see Note 5) that the Guarantor Subsidiaries have fully, unconditionally, jointly and severally guaranteed. The Company has also issued certain other unregistered debt securities that have been fully, unconditionally, jointly and severally guaranteed by the Guarantor Subsidiaries that also guarantee the registered senior notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheet, statement of operations, comprehensive income and cash flow information for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for our other subsidiaries (the “Non-Guarantor Subsidiaries”). We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.
The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. The principal eliminating entries eliminate investments in intercompany subsidiaries, intercompany balances and intercompany revenue and expense.
The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Operations
Fiscal Year Ended March 31, 2019
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$81	$145,360	$1,224,221	$—	$1,369,662
Intercompany revenue	—	100,402	—	(100,402)	—
	81	245,762	1,224,221	(100,402)	1,369,662
Operating expense:
Direct cost and reimbursable expense	219	161,814	977,196	—	1,139,229
Intercompany expenses	—	—	100,402	(100,402)	—
Depreciation and amortization	12,330	75,743	36,826	—	124,899
General and administrative	72,770	17,221	92,122	—	182,113
	85,319	254,778	1,206,546	(100,402)	1,446,241

Loss on impairment	—	(87,474)	(29,746)	—	(117,220)
Gain (loss) on disposal of assets	(1,318)	(23,937)	(2,588)	—	(27,843)
Earnings from unconsolidated affiliates, net of losses	(203,904)	—	4,317	203,904	4,317
Operating income (loss)	(290,460)	(120,427)	(10,342)	203,904	(217,325)

Interest expense, net	(67,672)	(24,167)	(18,237)	—	(110,076)
Other income (expense), net	217	1,358	(10,473)	—	(8,898)

Income (loss) before (provision) benefit for income taxes	(357,915)	(143,236)	(39,052)	203,904	(336,299)
Allocation of consolidated income taxes	21,124	(743)	(20,220)	—	161
Net income (loss)	(336,791)	(143,979)	(59,272)	203,904	(336,138)
Net income attributable to noncontrolling interests	(56)	—	(653)	—	(709)
Net income (loss) attributable to Bristow Group	$(336,847)	$(143,979)	$(59,925)	$203,904	$(336,847)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2019
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net income (loss)	$(336,791)	$(143,979)	$(59,272)	$203,904	$(336,138)
Other comprehensive income (loss):
Currency translation adjustments	—	(1,025)	(102,659)	67,302	(36,382)
Pension liability adjustment	—	—	(5,291)	—	(5,291)
Unrealized loss on cash flow hedges, net of tax benefit	—	—	(42)	—	(42)
Total comprehensive income (loss)	(336,791)	(145,004)	(167,264)	271,206	(377,853)

Net income attributable to noncontrolling interests	(56)	—	(653)	—	(709)
Currency translation adjustments attributable to noncontrolling interests	—	—	(180)	—	(180)
Total comprehensive (income) loss attributable to noncontrolling interests	(56)	—	(833)	—	(889)
Total comprehensive income (loss) attributable to Bristow Group	$(336,847)	$(145,004)	$(168,097)	$271,206	$(378,742)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2019
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$90,586	$3,205	$84,264	$—	$178,055
Accounts receivable	535,502	583,912	287,822	(1,190,445)	216,791
Inventories	—	35,331	85,977	—	121,308
Assets held for sale	—	5,541	(191)	—	5,350
Prepaid expenses and other current assets	3,734	1,001	39,274	—	44,009
Total current assets	629,822	628,990	497,146	(1,190,445)	565,513

Intercompany investment	1,829,271	97,435	131,608	(2,058,314)	—
Investment in unconsolidated affiliates	—	—	118,203	—	118,203
Intercompany notes receivable	140,659	11,151	128,410	(280,220)	—
Property and equipment - at cost:
Land and buildings	4,807	58,204	181,262	—	244,273
Aircraft and equipment	155,667	1,312,115	1,029,840	—	2,497,622
	160,474	1,370,319	1,211,102	—	2,741,895
Less – Accumulated depreciation and amortization	(47,546)	(419,983)	(440,186)	—	(907,715)
	112,928	950,336	770,916	—	1,834,180
Goodwill	—	—	18,436	—	18,436
Other assets	3,563	3,410	109,294	—	116,267
Total assets	$2,716,243	$1,691,322	$1,774,013	$(3,528,979)	$2,652,599

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$441,485	$510,911	$327,447	$(1,180,270)	$99,573
Accrued liabilities	51,071	(9,807)	119,433	(10,049)	150,648
Short-term borrowings and current maturities of long-term debt	849,524	268,559	300,547	—	1,418,630
Total current liabilities	1,342,080	769,663	747,427	(1,190,319)	1,668,851

Long-term debt, less current maturities	—	—	8,223	—	8,223
Intercompany notes payable	91,664	155,643	32,913	(280,220)	—
Accrued pension liabilities	—	—	25,726	—	25,726
Other liabilities and deferred credits	10,430	8,613	7,186	—	26,229
Deferred taxes	59,302	26,268	25,633	—	111,203
Stockholders’ investment:
Common stock	386	4,996	131,317	(136,313)	386
Additional paid-in-capital	862,020	29,387	284,048	(313,435)	862,020
Retained earnings	455,598	696,397	250,333	(946,730)	455,598
Accumulated other comprehensive income (loss)	78,306	355	255,312	(661,962)	(327,989)
Treasury shares	(184,796)	—	—	—	(184,796)
Total Bristow Group stockholders’ investment	1,211,514	731,135	921,010	(2,058,440)	805,219
Noncontrolling interests	1,253	—	5,895	—	7,148
Total stockholders’ investment	1,212,767	731,135	926,905	(2,058,440)	812,367
Total liabilities, redeemable noncontrolling interests and stockholders’ investment	$2,716,243	$1,691,322	$1,774,013	$(3,528,979)	$2,652,599

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2019
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(99,839)	$32,174	$(41,772)	$—	$(109,437)

Cash flows from investing activities:
Capital expenditures	(4,576)	(14,091)	(22,235)	—	(40,902)
Proceeds from sale of consolidated affiliate	965	—	—	—	965
Proceeds from asset dispositions	—	11,780	2,033	—	13,813
Net cash provided by (used in) investing activities	(3,611)	(2,311)	(20,202)	—	(26,124)

Cash flows from financing activities:
Proceeds from borrowings	—	—	470	—	470
Debt issuance costs	(642)	(32)	(1,925)	—	(2,599)
Repayment of debt	—	(20,950)	(40,102)	—	(61,052)
Partial prepayment of put/call obligation	(54)	—	—	—	(54)
Dividends paid to noncontrolling interest	—	—	(580)	—	(580)
Dividends paid	165,416	1,649	(167,065)	—	—
Increases (decreases) in cash related to intercompany advances and debt	(248,533)	(16,229)	264,762	—	—
Repurchases for tax withholdings on vesting of equity awards	(2,157)	—	—	—	(2,157)
Issuance of Common Stock	2,830	—	—	—	2,830
Net cash provided by (used in) financing activities	(83,140)	(35,562)	55,560	—	(63,142)
Effect of exchange rate changes on cash and cash equivalents	—	—	(3,465)	—	(3,465)
Net increase in cash and cash equivalents	(186,590)	(5,699)	(9,879)	—	(202,168)
Cash and cash equivalents at beginning of period	277,176	8,904	94,143	—	380,223
Cash and cash equivalents at end of period	$90,586	$3,205	$84,264	$—	$178,055

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Operations
Fiscal Year Ended March 31, 2018
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$233	$187,333	$1,246,409	$—	$1,433,975
Intercompany revenue	—	118,807	—	(118,807)	—
	233	306,140	1,246,409	(118,807)	1,433,975
Operating expense:
Direct cost and reimbursable expense	3,442	200,178	979,013	—	1,182,633
Intercompany expenses	—	—	118,807	(118,807)	—
Depreciation and amortization	12,031	53,034	58,977	—	124,042
General and administrative	54,598	27,401	102,988	—	184,987
	70,071	280,613	1,259,785	(118,807)	1,491,662

Loss on impairment	—	(1,192)	(90,208)	—	(91,400)
Gain (loss) on disposal of assets	(1,995)	5,112	(20,712)	—	(17,595)
Earnings from unconsolidated affiliates, net of losses	(103,422)	—	18,699	103,422	18,699
Operating income (loss)	(175,255)	29,447	(105,597)	103,422	(147,983)

Interest expense, net	(42,871)	(22,942)	(11,247)	—	(77,060)
Other income (expense), net	(168)	(1,038)	(1,751)	—	(2,957)

Loss before (provision) benefit for income taxes	(218,294)	5,467	(118,595)	103,422	(228,000)
Allocation of consolidated income taxes	23,661	11,196	(3,966)	—	30,891
Net loss	(194,633)	16,663	(122,561)	103,422	(197,109)
Net (income) loss attributable to noncontrolling interests	(51)	—	2,476	—	2,425
Net loss attributable to Bristow Group	$(194,684)	$16,663	$(120,085)	$103,422	$(194,684)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2018
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net loss	$(194,633)	$16,663	$(122,561)	$103,422	$(197,109)
Other comprehensive income (loss):
Currency translation adjustments	—	992	91,737	(66,802)	25,927
Pension liability adjustment	—	—	12,333	—	12,333
Unrealized loss on cash flow hedges, net of tax benefit	—	—	(346)	—	(346)
Total comprehensive income (loss)	(194,633)	17,655	(18,837)	36,620	(159,195)

Net (income) loss attributable to noncontrolling interests	(51)	—	2,476	—	2,425
Currency translation adjustment attributable to noncontrolling interest	—	—	4,269	—	4,269
Total comprehensive income (loss) attributable to noncontrolling interests	(51)	—	6,745	—	6,694
Total comprehensive income (loss) attributable to Bristow Group	$(194,684)	$17,655	$(12,092)	$36,620	$(152,501)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2018
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$277,176	$8,904	$94,143	$—	$380,223
Accounts receivable	211,412	423,214	250,984	(638,630)	246,980
Inventories	—	31,300	98,314	—	129,614
Assets held for sale	—	26,737	3,611	—	30,348
Prepaid expenses and other current assets	3,367	4,494	41,016	(1,643)	47,234
Total current assets	491,955	494,649	488,068	(640,273)	834,399

Intercompany investment	2,204,862	104,435	141,683	(2,450,980)	—
Investment in unconsolidated affiliates	—	—	131,527	—	131,527
Intercompany notes receivable	183,634	36,358	368,575	(588,567)	—
Property and equipment - at cost:
Land and buildings	4,806	58,191	187,043	—	250,040
Aircraft and equipment	156,651	1,326,922	1,027,558	—	2,511,131
	161,457	1,385,113	1,214,601	—	2,761,171
Less – Accumulated depreciation and amortization	(39,780)	(263,412)	(389,959)	—	(693,151)
	121,677	1,121,701	824,642	—	2,068,020
Goodwill	—	—	19,907	—	19,907
Other assets	4,966	2,122	109,418	—	116,506
Total assets	$3,007,094	$1,759,265	$2,083,820	$(3,679,820)	$3,170,359

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$341,342	$175,133	$201,704	$(616,909)	$101,270
Accrued liabilities	59,070	6,735	166,026	(21,955)	209,876
Short-term borrowings and current maturities of long-term debt	840,485	296,782	338,171	—	1,475,438
Total current liabilities	1,240,897	478,650	705,901	(638,864)	1,786,584

Long-term debt, less current maturities	—	—	11,096	—	11,096
Intercompany notes payable	132,740	370,407	41,001	(544,148)	—
Accrued pension liabilities	—	—	37,034	—	37,034
Other liabilities and deferred credits	14,078	7,924	14,950	—	36,952
Deferred taxes	77,373	27,794	10,025	—	115,192
Stockholders’ investment:
Common stock	382	4,996	131,317	(136,313)	382
Additional paid-in-capital	852,565	29,387	284,048	(313,435)	852,565
Retained earnings	794,191	838,727	479,069	(1,317,796)	794,191
Accumulated other comprehensive income (loss)	78,306	1,380	363,484	(729,264)	(286,094)
Treasury shares	(184,796)	—	—	—	(184,796)
Total Bristow Group stockholders’ investment	1,540,648	874,490	1,257,918	(2,496,808)	1,176,248
Noncontrolling interests	1,358	—	5,895	—	7,253
Total stockholders’ investment	1,542,006	874,490	1,263,813	(2,496,808)	1,183,501
Total liabilities and stockholders’ investment	$3,007,094	$1,759,265	$2,083,820	$(3,679,820)	$3,170,359

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2018
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(125,596)	$61,757	$44,295	$—	$(19,544)

Cash flows from investing activities:
Capital expenditures	(8,902)	(9,754)	(105,111)	77,480	(46,287)
Proceeds from asset dispositions	—	85,785	40,435	(77,480)	48,740
Proceeds from OEM cost recoveries	—	—	94,463	—	94,463
Net cash used in investing activities	(8,902)	76,031	29,787	—	96,916

Cash flows from financing activities:
Proceeds from borrowings	665,106	—	231,768	—	896,874
Debt issuance costs	(11,677)	(552)	(8,331)	—	(20,560)
Repayment of debt and debt redemption premiums	(621,902)	(18,512)	(31,153)	—	(671,567)
Purchase of 4½% Convertible Senior Notes call option	(40,393)	—	—	—	(40,393)
Proceeds from issuance of warrants	30,259	—	—	—	30,259
Partial prepayment of put/call obligation	(49)	—	—	—	(49)
Dividends to noncontrolling interest	—	—	(331)	—	(331)
Dividends paid	217,802	—	(220,267)	—	(2,465)
Increases (decreases) in cash related to intercompany advances and debt	171,886	(110,119)	(61,767)	—	—
Repurchases for tax withholdings on vesting of equity awards	(2,740)	—	—	—	(2,740)
Net cash provided by (used in) financing activities	408,292	(129,183)	(90,081)	—	189,028
Effect of exchange rate changes on cash and cash equivalents	—	—	17,167	—	17,167
Net increase (decrease) in cash and cash equivalents	273,794	8,605	1,168	—	283,567
Cash and cash equivalents at beginning of period	3,382	299	92,975	—	96,656
Cash and cash equivalents at end of period	$277,176	$8,904	$94,143	$—	$380,223

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Operations
Fiscal Year Ended March 31, 2017
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Revenue:
Gross revenue	$—	$170,306	$1,217,776	$—	$1,388,082
Intercompany revenue	—	114,196	—	(114,196)	—
	—	284,502	1,217,776	(114,196)	1,388,082
Operating expense:
Direct cost and reimbursable expense	77	202,974	950,349	—	1,153,400
Intercompany expenses	—	—	114,196	(114,196)	—
Depreciation and amortization	9,513	51,784	57,451	—	118,748
General and administrative	64,278	23,055	108,034	—	195,367
	73,868	277,813	1,230,030	(114,196)	1,467,515

Loss on impairment	—	(4,761)	(11,517)	—	(16,278)
Loss on disposal of assets	—	(15,576)	1,077	—	(14,499)
Earnings from unconsolidated affiliates, net of losses	(27,145)	—	20,297	27,187	20,339
Operating income (loss)	(101,013)	(13,648)	(2,397)	27,187	(89,871)

Interest expense, net	(43,581)	(3,480)	(2,858)	—	(49,919)
Other income (expense), net	1,257	3,883	(8,678)	—	(3,538)

Income (loss) before (provision) benefit for income taxes	(143,337)	(13,245)	(13,933)	27,187	(143,328)
Allocation of consolidated income taxes	(26,175)	(10,862)	4,449	—	(32,588)
Net income (loss)	(169,512)	(24,107)	(9,484)	27,187	(175,916)
Net (income) loss attributable to noncontrolling interests	(50)	—	6,404	—	6,354
Net income (loss) attributable to Bristow Group	$(169,562)	$(24,107)	$(3,080)	$27,187	$(169,562)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
Fiscal Year Ended March 31, 2017
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net income (loss)	$(169,512)	$(24,107)	$(9,484)	$27,187	$(175,916)
Other comprehensive income (loss):
Currency translation adjustments	—	388	209,065	(231,089)	(21,636)
Pension liability adjustment	—	—	(11,511)	—	(11,511)
Total comprehensive income (loss)	(169,512)	(23,719)	188,070	(203,902)	(209,063)

Net income attributable to noncontrolling interests	(50)	—	6,404	—	6,354
Currency translation adjustments attributable to noncontrolling interests	—	—	(5,311)	—	(5,311)
Total comprehensive income attributable to noncontrolling interests	(50)	—	1,093	—	1,043
Total comprehensive income (loss) attributable to Bristow Group	$(169,562)	$(23,719)	$189,163	$(203,902)	$(208,020)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS— (Continued)
Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2017
	Parent Company Only	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(In thousands)
Net cash provided by (used in) operating activities	$(100,841)	$18,359	$94,019	$—	$11,537

Cash flows from investing activities:
Capital expenditures	(16,544)	(25,756)	(92,810)	—	(135,110)
Proceeds from asset dispositions	—	16,346	2,125	—	18,471
Deposits on assets held for sale	—	290	—	—	290
Net cash used in investing activities	(16,544)	(9,120)	(90,685)	—	(116,349)

Cash flows from financing activities:
Proceeds from borrowings	300,600	309,889	97,778	—	708,267
Payment of contingent consideration	—	—	(10,000)	—	(10,000)
Debt issuance costs	(2,925)	(4,199)	(886)	—	(8,010)
Repayment of debt and debt redemption premiums	(533,500)	(5,016)	(31,812)	—	(570,328)
Partial prepayment of put/call obligation	(49)	—	—	—	(49)
Dividends paid to noncontrolling interests	—	—	(2,533)	—	(2,533)
Dividends paid	13,780	(21,226)	(2,385)	—	(9,831)
Increases (decreases) in cash related to intercompany advances and debt	308,455	(291,781)	(16,674)	—	—
Repurchases for tax withholdings on vesting of equity awards	(835)	—	—	—	(835)
Net cash provided by (used in) financing activities	85,526	(12,333)	33,488	—	106,681
Effect of exchange rate changes on cash and cash equivalents	—	—	(9,523)	—	(9,523)
Net increase (decrease) in cash and cash equivalents	(31,859)	(3,094)	27,299	—	(7,654)
Cash and cash equivalents at beginning of period	35,241	3,393	65,676	—	104,310
Cash and cash equivalents at end of period	$3,382	$299	$92,975	$—	$96,656

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share amounts)
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Revenue:
Operating revenue from non-affiliates	$183,960	$96,827	$303,206
Operating revenue from affiliates	9,362	4,832	12,414
Reimbursable revenue from non-affiliates	7,602	4,168	14,238
	200,924	105,827	329,858
Operating expense:
Direct cost	158,845	79,802	262,039
Reimbursable expense	7,707	4,049	13,862
Depreciation and amortization	11,926	8,222	30,615
General and administrative	25,676	15,965	40,742
	204,154	108,038	347,258

Gain (loss) on disposal of assets	(154)	249	(16,015)
Earnings from unconsolidated affiliates, net of losses	1,499	3,609	2,495
Operating income (loss)	(1,885)	1,647	(30,920)

Interest expense, net	(9,472)	(79,070)	(27,113)
Reorganization items, net	—	(447,674)	—
Change in fair value of preferred stock derivative liability	(133,315)	—	—
Other income (expense), net	3,729	7,009	(3,660)
Loss before benefit for income taxes	(140,943)	(518,088)	(61,693)
Benefit (provision) for income taxes	(11,600)	13,889	(23,764)
Net loss	(152,543)	(504,199)	(85,457)
Net (income) loss attributable to noncontrolling interests	31	5	(243)
Net loss attributable to Bristow Group	$(152,512)	$(504,194)	$(85,700)

Loss per common share:
Basic	$(14.49)	$(14.04)	$(2.39)
Diluted	$(14.49)	$(14.04)	$(2.39)
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)
(In thousands, except per share amounts)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Revenue:
Operating revenue from non-affiliates	$183,960	$692,305	$963,252
Operating revenue from affiliates	9,362	30,614	35,526
Reimbursable revenue from non-affiliates	7,602	34,304	47,091
	200,924	757,223	1,045,869
Operating expense:
Direct cost	158,845	574,216	819,307
Reimbursable expense	7,707	33,023	44,960
Prepetition restructuring charges	—	13,476	—
Depreciation and amortization	11,926	70,864	92,045
General and administrative	25,676	88,555	119,682
	204,154	780,134	1,075,994

Loss on impairment	—	(62,101)	(117,220)
Loss on disposal of assets	(154)	(3,768)	(18,986)
Earnings from unconsolidated affiliates, net of losses	1,499	6,589	2,409
Operating loss	(1,885)	(82,191)	(163,922)

Interest expense, net	(9,472)	(127,836)	(80,690)
Reorganization items, net	—	(617,973)	—
Loss on sale of subsidiaries	—	(55,883)	—
Change in fair value of preferred stock derivative liability	(133,315)	—	—
Other income (expense), net	3,729	(3,501)	(10,814)
Loss before benefit for income taxes	(140,943)	(887,384)	(255,426)
Benefit (provision) for income taxes	(11,600)	51,178	(5,258)
Net loss	(152,543)	(836,206)	(260,684)
Net (income) loss attributable to noncontrolling interests	31	(208)	(827)
Net loss attributable to Bristow Group	$(152,512)	$(836,414)	$(261,511)

Loss per common share:
Basic	$(14.49)	$(23.29)	$(7.32)
Diluted	$(14.49)	$(23.29)	$(7.32)
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in thousands)
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018

Net loss	$(152,543)	$(504,199)	$(85,457)
Other comprehensive loss:
Currency translation adjustments	8,253	18,387	(6,462)
Pension liability adjustment, net of tax benefit of zero, zero, and $0.5 million, respectively	—	—	(2,410)
Unrealized loss on cash flow hedges, net of tax benefit of zero for all periods	(902)	(2,280)	(5)
Total comprehensive loss	(145,192)	(488,092)	(94,334)

Net (income) loss attributable to noncontrolling interests	31	5	(243)
Currency translation adjustments attributable to noncontrolling interests	(2)	28	(52)
Total comprehensive (income) loss attributable to noncontrolling interests	29	33	(295)
Total comprehensive loss attributable to Bristow Group	$(145,163)	$(488,059)	$(94,629)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Net loss	$(152,543)	$(836,206)	$(260,684)
Other comprehensive loss:
Currency translation adjustments	8,253	22,952	(43,462)
Pension liability adjustment, net of tax benefit of zero, zero and $0.5 million, respectively	—	—	(2,410)
Unrealized gain (loss) on cash flow hedges, net of tax benefit of zero, zero and $0.2 million, respectively	(902)	(682)	1,245
Total comprehensive loss	(145,192)	(813,936)	(305,311)

Net (income) loss attributable to noncontrolling interests	31	(208)	(827)
Currency translation adjustments attributable to noncontrolling interests	(2)	52	(223)
Total comprehensive (income) loss attributable to noncontrolling interests	29	(156)	(1,050)
Total comprehensive loss attributable to Bristow Group	$(145,163)	$(814,092)	$(306,361)
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited, in thousands)
	Successor	Predecessor
	December 31, 2019	March 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$185,686	$178,055
Restricted cash	10,397	—
Accounts receivable from non-affiliates	193,780	203,631
Accounts receivable from affiliates	13,929	13,160
Inventories	85,481	121,308
Assets held for sale	44,750	5,350
Prepaid expenses and other current assets	27,748	44,009
Total current assets	561,771	565,513
Investment in unconsolidated affiliates	120,112	118,203
Property and equipment – at cost:
Land and buildings	167,640	244,273
Aircraft and equipment	759,355	2,497,622
	926,995	2,741,895
Less – Accumulated depreciation and amortization	(10,544)	(907,715)
	916,451	1,834,180
Right-of-use assets	326,498	—
Goodwill	—	18,436
Other assets	151,209	116,267
Total assets	$2,076,041	$2,652,599
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$58,908	$99,573
Accrued wages, benefits and related taxes	45,186	48,151
Income taxes payable	3,508	3,646
Other accrued taxes	5,105	6,729
Deferred revenue	5,783	11,932
Accrued maintenance and repairs	33,968	24,337
Accrued interest	910	17,174
Current portion of operating lease liabilities	78,306	—
Other accrued liabilities	23,636	38,679
Short-term borrowings and current maturities of long-term debt	41,018	1,418,630
Total current liabilities	296,328	1,668,851
Long-term debt, less current maturities	545,895	8,223
Accrued pension liabilities	31,052	25,726
Preferred stock embedded derivative	603,637	—
Other liabilities and deferred credits	4,719	26,229
Deferred taxes	49,058	111,203
Long-term operating lease liabilities	245,900	—
Commitments and contingencies (Note 10)
Mezzanine equity preferred stock: $.0001 par value, 6,824,582 issued and outstanding as of December 31, 2019	149,597	—
The accompanying notes are an integral part of these condensed consolidated financial statements.

	Successor	Predecessor
	December 31, 2019	March 31, 2019
Stockholders’ investment:
Predecessor common stock, $.01 par value, authorized 90,000,000; outstanding: 35,918,916 as of March 31, 2019 (exclusive of 1,291,441 treasury shares)	—	386
Predecessor additional paid-in capital	—	862,020
Predecessor retained earnings	—	455,598
Predecessor accumulated other comprehensive loss	—	(327,989)
Predecessor treasury shares, at cost (2,756,419 shares)		(184,796)
Successor common stock, $.0001 par value, authorized 90,000,000; outstanding:11,235,535 as of December 31, 2019	1	—
Successor additional paid-in capital	295,155	—
Successor retained earnings	(152,512)	—
Successor accumulated other comprehensive loss	7,349	—
Total Bristow Group stockholders’ investment	149,993	805,219
Noncontrolling interests	(138)	7,148
Total stockholders’ investment	149,855	812,367
Total liabilities, mezzanine equity and stockholders’ investment	$2,076,041	$2,652,599
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Cash flows from operating activities:
Net loss	$(152,543)	$(836,206)	$(260,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,926	70,864	92,045
Deferred income taxes	8,344	(62,476)	(5,848)
Write-off of deferred financing fees	—	4,038	—
Discount amortization on long-term debt	2,704	1,563	4,713
Reorganization items, net	(16,254)	552,304	—
Loss on disposal of assets	154	3,768	18,986
Loss on impairment	—	62,101	117,220
Loss on sale of subsidiaries	—	55,883	—
Deferral of lease payments	—	285	3,967
Beneficial conversion feature on DIP Loan	—	56,870	—
DIP Claim Liability	—	15,000	—
Change in fair value of preferred stock derivative liability	133,315	—	—
Stock-based compensation	1,483	1,871	5,651
Equity in earnings from unconsolidated affiliates less than (greater than) dividends received	(120)	(1,776)	1,787
Increase (decrease) in cash resulting from changes in:
Accounts receivable	11,410	(10,247)	16,063
Inventories	(2,794)	(605)	(3,065)
Prepaid expenses and other assets	13,087	(1,226)	(1,571)
Accounts payable	(10,397)	(13,861)	(1,956)
Accrued liabilities	(9,711)	23,745	(47,390)
Other liabilities and deferred credits	(5,867)	(20,761)	(8,820)
Net cash used in operating activities	(15,263)	(98,866)	(68,902)
Cash flows from investing activities:
Capital expenditures	(32,142)	(41,574)	(33,711)
Proceeds from asset dispositions	204	5,314	9,093
Cash transferred in sale of subsidiaries, net of cash received	—	(22,458)	—
Net cash used in investing activities	(31,938)	(58,718)	(24,618)
Cash flows from financing activities:
Proceeds from borrowings	—	225,585	387
Debt issuance costs	—	(14,863)	(2,599)
Repayment of debt	(5,629)	(366,750)	(49,116)
Partial prepayment of put/call obligation	—	(1,323)	(40)
Dividends paid to noncontrolling interest	—	—	(580)
Issuance of common and preferred stock	—	385,000	2,830
Repurchases for tax withholdings on vesting of equity awards	—	—	(1,505)
Net cash provided by (used in) financing activities	(5,629)	227,649	(50,623)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,613)	2,406	(4,754)
Net increase (decrease) in cash, cash equivalents and restricted cash	(54,443)	72,471	(148,897)
Cash, cash equivalents and restricted cash at beginning of period	250,526	178,055	380,223
Cash, cash equivalents and restricted cash at end of period	$196,083	$250,526	$231,326
Cash paid during the period for:
Interest	$7,238	$41,400	$73,604
Income taxes	$1,866	$9,493	$13,500
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Investment and Mezzanine Equity

(Unaudited)

(In thousands, except share amounts)
	Total Bristow Group Stockholders’ Investment
	Common Stock	Common Stock (Shares)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests	Total Stockholders’ Investment	Mezzanine equity preferred stock
March 31, 2019 (Predecessor)	$386	35,918,916	$862,020	$455,598	$(327,989)	$(184,796)	$7,148	$812,367	$—
Issuance of common stock	—	—	824	—	—	—	—	824	—
Sale of subsidiaries	—	—	—	—	—	—	(5,612)	(5,612)	—
Currency translation adjustments	—	—	—	—	—	—	(11)	(11)	—
Net income (loss)	—	—	—	(169,246)	—	—	158	(169,088)	—
Other comprehensive income	—	—	—	—	17,362	—	—	17,362	—
June 30, 2019 (Predecessor)	386	35,918,916	862,844	286,352	(310,627)	(184,796)	1,683	655,842	—
Issuance of common stock	—	—	702	—	—	—	—	702	—
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(1,323)	(1,323)	—
Currency translation adjustments	—	—	—	—	—	—	35	35	—
Net income (loss)	—	—	—	(162,974)	—	—	55	(162,919)	—
Other comprehensive income	—	—	—	—	(11,175)	—	—	(11,175)	—
September 30, 2019 (Predecessor)	386	35,918,916	863,546	123,378	(321,802)	(184,796)	450	481,162	—
Issuance of common stock	—	—	345	—	—	—	—	345	—
Beneficial conversion feature on DIP Loan	—	—	56,870	—	—	—	—	56,870	—
Currency translation adjustments	—	—	—	—	—	—	28	28	—
Net loss	—	—	—	(504,194)	—	—	(5)	(504,199)	—
Other comprehensive income	—	—	—	—	16,135	—	—	16,135	—
Cancellation of Predecessor equity	(386)	(35,918,916)	(920,761)	380,816	305,667	184,796	—	(49,868)	—
October 31, 2019 (Predecessor)	$—	—	$—	$—	$—	$—	$473	$473	$—

Issuance of Successor common and preferred stock	$1	11,235,535	$294,670	$—	$—	$—	$—	$294,671	$618,921
October 31, 2019 (Successor)	1	11,235,535	294,670	—	—	—	(105)	294,566	618,921
Issuance of stock	—	—	485	—	—	—	—	485	998
Initial reclassification of embedded derivative to long-term liability	—	—	—	—	—	—	—	—	(470,322)
Currency translation adjustments	—	—	—	—	—	—	(2)	(2)	—
Net loss	—	—	—	(152,512)	—	—	(31)	(152,543)	—
Other comprehensive income	—	—	—	—	7,349	—	—	7,349	—
December 31, 2019 (Successor)	$1	11,235,535	$295,155	$(152,512)	$7,349	$—	$(138)	$149,855	$149,597
The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Investment

(Unaudited)

(In thousands, except share amounts)
	Total Bristow Group Stockholders’ Investment
	Common Stock	Common Stock (Shares)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests	Total Stockholders’ Investment
March 31, 2018 (Predecessor)	$382	35,526,625	$852,565	$794,191	$(286,094)	$(184,796)	$7,253	$1,183,501
Adoption of new accounting guidance(1)	—	—	—	(1,746)	—	—	—	(1,746)
Issuance of common stock	3	238,650	4,261	—	—	—	—	4,264
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(14)	(14)
Currency translation adjustments	—	—	—	—	—	—	(139)	(139)
Net income (loss)	—	—	—	(31,864)	—	—	67	(31,797)
Other comprehensive loss	—	—	—	—	(27,824)	—	—	(27,824)
June 30, 2018 (Predecessor)	385	35,765,275	856,826	760,581	(313,918)	(184,796)	7,167	1,126,245
Issuance of common stock	—	32,910	1,983	—	—	—	—	1,983
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(13)	(13)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	(580)	(580)
Currency translation adjustments	—	—	—	—	—	—	(32)	(32)
Net income (loss)	—	—	—	(143,947)	—	—	517	(143,430)
Other comprehensive loss	—	—	—	—	(8,097)	—	—	(8,097)
September 30, 2018 (Predecessor)	385	35,798,185	858,809	616,634	(322,015)	(184,796)	7,059	976,076
Issuance of common stock	—	—	1,936	—	—	—	—	1,936
Distributions paid to noncontrolling interests	—	—	—	—	—	—	(13)	(13)
Currency translation adjustments	—	—	—	—	—	—	(52)	(52)
Net income (loss)	—	—	—	(85,700)	—	—	243	(85,457)
Other comprehensive loss	—	—	—	—	(8,929)	—	—	(8,929)
December 31, 2018 (Predecessor)	$385	35,798,185	$860,745	$530,934	$(330,944)	$(184,796)	$7,237	$883,561
(1)
Cumulative-effect adjustment upon the adoption of new accounting guidance related to current and deferred income taxes for intra-entity transfer of assets other than inventory. For further details, see Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Note 1 — BASIS OF PRESENTATION, CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The condensed consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities (“Bristow Group”, the “Company” and “its”) after elimination of all significant intercompany accounts and transactions. The Company’s fiscal year ends March 31, and fiscal years are referenced based on the end of such period. Therefore, the fiscal year ending March 31, 2020 is referred to as “fiscal year 2020”. The information contained in the following notes to the condensed consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly, the condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and related notes thereto contained in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “fiscal year 2019 Financial Statements”). Operating results for the interim period presented are not necessarily indicative of the results that may be expected for the entire fiscal year.
The condensed consolidated financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of the condensed consolidated balance sheet, the condensed consolidated statements of operations and comprehensive loss, the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ investment and mezzanine equity.
Emergence from Voluntary Reorganization under Chapter 11
On May 11, 2019 (the “Petition Date”), Bristow Group Inc. and certain of its subsidiaries: BHNA Holdings Inc., Bristow Alaska Inc., Bristow Helicopters Inc., Bristow U.S. Leasing LLC, Bristow U.S. LLC, BriLog Leasing Ltd. and Bristow Equipment Leasing Ltd. (together, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 Cases were jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. During the pendency of the Chapter 11 Cases, the Debtors continued to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On October 8, 2019, the Bankruptcy Court entered an order confirming the Amended Joint Chapter 11 Plan of Reorganization of Bristow Group Inc. and its Debtor Affiliates (as modified, the “Plan”). The effective date of the Plan (the “Effective Date”) occurred on October 31, 2019.
Upon the Company’s emergence from bankruptcy, the Company adopted fresh-start accounting in accordance with provisions of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) No. 852, “Reorganizations” (“ASC 852”) which resulted in the Company becoming a new entity for financial reporting purposes on the Effective Date. Upon the adoption of fresh-start accounting, the Company’s assets and liabilities were recorded at their fair values as of the fresh-start reporting date, October 31, 2019. As a result of the adoption of fresh-start accounting, the Company’s unaudited condensed consolidated financial statements subsequent to October 31, 2019 may not be comparable to its unaudited condensed consolidated financial statements prior to October 31, 2019. See Note 3 for further details on the impact of fresh-start accounting on the Company’s unaudited condensed consolidated financial statements.
References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized Company subsequent to October 31, 2019. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the Company prior to, and including, October 31, 2019. See Note 2 for further details on the Company’s Chapter 11 Cases and the Plan.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Loss on Impairment
Loss on impairment includes the following (in thousands):
	Predecessor
	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Impairment of property and equipment(1)	$42,022	$104,939
Impairment of goodwill	17,504	—
Impairment of inventories	—	9,276
Impairment of investment in unconsolidated affiliates	2,575	—
Impairment of intangible assets	—	3,005
	$62,101	$117,220
(1)
Includes impairment of $42.0 million for H225 aircraft for the seven months ended October 31, 2019 (Predecessor). Includes impairment of $87.5 million for H225 aircraft and $17.5 million for Eastern Airways International Limited (“Eastern Airways”) aircraft and equipment for the nine months ended December 31, 2018 (Predecessor). There were no impairments for the period from November 1, 2019 through December 31, 2019 (Successor).

There was no loss on impairment for the two months ended December 31, 2019 (Successor), one month ended October 31, 2019 (Predecessor) and three months ended December 31, 2018 (Predecessor).
The Company recorded impairment of goodwill of $17.5 million during the three months ended September 30, 2019 (Predecessor) attributable to Capiteq Limited, operating under the name Airnorth (see discussion under “— Goodwill” below).
The Company performs regular reviews of each unconsolidated affiliate investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties raising capital to continue operations, and when it expects the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainty regarding the projected financial performance of investees, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investees in which the Company has investments.
The Company owns a 17.2% investment in Sky Future Partners Limited (“Sky Future Partners”), a provider of drone-based inspection services to the global industrial markets. Given the negative evolution of Sky Future Partners’ liquidity forecast during the three months ended September 30, 2019 (Predecessor) and the impact this would have on continued operations and future opportunities, Bristow determined the investment to be other-than-temporarily impaired as of September 30, 2019 (Predecessor). During the three months ended September 30, 2019 (Predecessor), the Company recorded a $2.6 million impairment to its investment in Sky Future Partners in its Corporate and other region. The carrying value of this investment is zero as of December 31, 2019 (Successor).
The fair value of Sky Future Partners was estimated using the income approach. The estimate of fair value includes unobservable inputs, representative of Level 3 fair value measurement, including assumptions related to future performance, such as projected demand for services.
Prior to the three months ended September 30, 2018 (Predecessor), the Company had been actively marketing the Company’s H225 aircraft with the expectation of a substantial return of the aircraft to oil and gas service. However, market conditions and more significantly, the development of alternative opportunities outside of the Company’s traditional oil and gas service for its H225 aircraft and its decision to pursue those opportunities during the three months ended September 30, 2018 (Predecessor), indicated a substantial return to oil and gas service within its operations was not likely. Therefore, during the three months ended September 30, 2018 (Predecessor), the Company concluded that cash flows associated with its H225 helicopters are largely independent from the cash flows associated with the remainder of the Company’s oil and gas related property

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
and equipment (the “oil and gas asset group”) and should be tested for impairment as a stand-alone asset group. In accordance with ASC 360-10, the Company performed an impairment analysis for its stand-alone H225 asset group (“H225 asset group”) and determined that the forecasted cash flows over the remaining useful life of the asset group were insufficient to recover the carrying value of the asset group. The Company determined the fair value of the H225 asset group to be $116.4 million and recorded an impairment charge of $87.5 million. In addition, Bristow performed a review of its H225 aircraft-related inventory and recorded an impairment charge of $8.9 million to record the inventory at the lower of cost or net realizable value. These impairments are included in its Corporate and other region in Note 15. The inputs used in its fair value estimates were from Level 3 of the fair value hierarchy discussed in Note 8.
In September 2019 (Predecessor), the Company identified a potential further decline in the fair value of the H225 asset group based on market transactions for the aircraft and as a result, in accordance with ASC 360-10, the Company performed an impairment analysis for its H225 asset group. The Company determined that the forecasted cash flows over the remaining useful life of the H225 asset group were insufficient to recover the carrying value of the H225 asset group. The Company determined the fair value of the H225 asset group to be $61.2 million and recorded an impairment charge of $42.0 million in the three months ended September 30, 2019 (Predecessor). The inputs used in the Company’s fair value estimates were from Level 2 of the fair value hierarchy discussed in Note 8.
Changes in the Company’s forecasted cash flows during the three months ended September 30, 2018 (Predecessor) indicated the need for the performance of a recoverability analysis for the airline related assets of Eastern Airways. In accordance with ASC 360-10, the Company estimate future undiscounted cash flows to test the recoverability of the airline related assets of Eastern Airways for potential impairment. The determination of estimated future undiscounted cash flows required the Company to use significant unobservable inputs including assumptions related to projected demand for services and rates. The Company determined that the estimated future undiscounted cash flows were below the carrying value for its airline related assets of Eastern Airways as of September 30, 2018 (Predecessor). The Company determined the fair value of the asset group to be $20.5 million and recorded an impairment charge of $17.5 million. As part of its impairment review of the airline assets of Eastern Airways, the Company also recorded impairments of $3.0 million related to the remaining intangible assets and $0.3 million related to inventory. These impairments are included in its Europe and Caspian region in Note 15. The inputs used in the Company’s fair value estimates were from Level 3 of the fair value hierarchy discussed in Note 8.
No further triggers to review the Company’s assets for impairment existed as of December 31, 2019 (Successor). As of the date fresh-start accounting was implemented, October 31, 2019, the Company’s assets were recorded at fair value.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Foreign Currency
The Company’s primary foreign currency exposure is to the British pound sterling, the euro, the Australian dollar, the Norwegian kroner and the Nigerian naira. The value of these currencies has fluctuated relative to the U.S. dollar as indicated in the following table:
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
One British pound sterling into U.S. dollars
High	1.33	1.30	1.32
Average	1.30	1.27	1.29
Low	1.28	1.22	1.25
At period-end	1.32	1.29	1.27
One euro into U.S. dollars
High	1.12	1.12	1.16
Average	1.11	1.11	1.14
Low	1.10	1.09	1.13
At period-end	1.12	1.12	1.14
One Australian dollar into U.S. dollars
High	0.70	0.69	0.74
Average	0.69	0.68	0.72
Low	0.68	0.67	0.70
At period-end	0.70	0.69	0.70
One Norwegian kroner into U.S. dollars
High	0.1139	0.1102	0.1227
Average	0.1101	0.1093	0.1183
Low	0.1086	0.1083	0.1136
At period-end	0.1138	0.1089	0.1155
One Nigerian naira into U.S. dollars
High	0.0028	0.0028	0.0028
Average	0.0028	0.0028	0.0027
Low	0.0028	0.0028	0.0027
At period-end	0.0028	0.0028	0.0028
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
One British pound sterling into U.S. dollars
High	1.33	1.32	1.43
Average	1.30	1.26	1.32
Low	1.28	1.21	1.25
At period-end	1.32	1.29	1.27
One euro into U.S. dollars
High	1.12	1.14	1.24
Average	1.11	1.12	1.17
Low	1.10	1.09	1.13
At period-end	1.12	1.12	1.14
One Australian dollar into U.S. dollars
High	0.70	0.72	0.78
Average	0.69	0.69	0.74
Low	0.68	0.67	0.70
At period-end	0.70	0.69	0.70

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
One Norwegian kroner into U.S. dollars
High	0.1139	0.1179	0.1290
Average	0.1101	0.1135	0.1215
Low	0.1086	0.1083	0.1136
At period-end	0.1138	0.1089	0.1155
One Nigerian naira into U.S. dollars
High	0.0028	0.0028	0.0028
Average	0.0028	0.0028	0.0028
Low	0.0028	0.0028	0.0027
At period-end	0.0028	0.0028	0.0028
Source: FactSet
Other income (expense), net, in the Company’s condensed consolidated statements of operations includes foreign currency transaction gains and losses as shown in the following table. Earnings from unconsolidated affiliates, net of losses, are also affected by the impact of changes in foreign currency exchange rates on the reported results of the Company’s unconsolidated affiliates as shown in the following table (in thousands).
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Foreign currency transaction gains (losses)	3,224	7,419	(2,785)
Foreign currency transaction gains (losses) from earnings from unconsolidated affiliates, net of losses(1)	—	587	(202)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Foreign currency transaction gains (losses)	3,224	(1,327)	(8,121)
Foreign currency transaction gains (losses) from earnings from unconsolidated affiliates, net of losses(1)	—	(1,123)	(3,800)
(1)
The two months ended December 31, 2019 (Successor) includes no impact from foreign currency transaction gains (loss) from earnings from unconsolidated affiliates, net of losses due to the change to lag reporting for our investment in Líder Táxi Aéreo S.A. (“Líder”) as described in Note 3.

Transaction gains and losses represent the revaluation of monetary assets and liabilities from the currency that will ultimately be settled into the functional currency of the legal entity holding the asset or liability. The most significant items revalued are denominated in U.S. dollars on entities with British pound sterling and Nigerian naira functional currencies and denominated in British pound sterling on entities with U.S. dollar functional currencies, with transaction gains or losses primarily resulting from the strengthening or weakening of the U.S. dollar versus those other currencies.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The earnings (losses) from unconsolidated affiliates, net were impacted in the Predecessor Period as a result of the impact of changes in foreign currency exchange rates on the earnings of the Company’s unconsolidated affiliates, primarily the impact of changes in the Brazilian real to U.S. dollar exchange rate on earnings for the Company’s affiliate in Brazil. The value of the Brazilian real has fluctuated relative to the U.S. dollar as indicated in the following table:
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
One Brazilian real into U.S. dollars
High	0.2515	0.2514	0.2726
Average	0.2422	0.2449	0.2628
Low	0.2344	0.2396	0.2482
At period-end	0.2486	0.2491	0.2580
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
One Brazilian real into U.S. dollars
High	0.2515	0.2675	0.3020
Average	0.2422	0.2525	0.2647
Low	0.2344	0.2393	0.2390
At period-end	0.2486	0.2491	0.2580
Source: FactSet
The Company estimates that the fluctuation of currencies versus the same period in the prior fiscal year had the following effect on its financial condition and results of operations (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019
Revenue	$(886)	$(2,446)
Operating expense	694	997
Earnings from unconsolidated affiliates, net of losses	682	107
Other income (expense), net	3,726	9,702
Income before provision for income taxes	4,216	8,360
Provision for income taxes	(892)	(2,175)
Net income	3,324	6,185
Cumulative translation adjustment	8,251	18,415
Total stockholders’ investment	$11,575	$24,600
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019
Revenue	$(886)	$(26,410)
Operating expense	694	22,852
Earnings from unconsolidated affiliates, net of losses	682	1,995
Other income (expense), net	3,726	6,292
Income before provision for income taxes	4,216	4,729
Provision for income taxes	(892)	(1,761)
Net income	3,324	2,968
Cumulative translation adjustment	8,251	23,004
Total stockholders’ investment	$11,575	$25,972

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Interest Expense, Net
Interest expense, net consisted of the following (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Interest income	$202	$165	$2,269
Interest expense(1)(2)(3)	(9,674)	(79,235)	(29,382)
Interest expense, net	$(9,472)	$(79,070)	$(27,113)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Interest income	$202	$822	$3,677
Interest expense(1)(2)(3)	(9,674)	(128,658)	(84,367)
Interest expense, net	$(9,472)	$(127,836)	$(80,690)
(1)
Interest expense for the one month ended October 31, 2019 and seven months ended October 31, 2019 includes $56.9 million of non-cash interest expense related to the beneficial conversion feature on the DIP Facility and $15.0 million of non-cash interest expense related to the DIP claim liability. See Note 3 for further details on the DIP beneficial conversion feature.

(2)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted debt to its respective fair value of $586.4 million at the Effective Date by $57.7 million which represents the discount from par value of the debt. Interest expense for the two months ended December 31, 2019 includes amortization of discount of $2.7 million. See Notes 3 and 7 for further details on the impact of fresh-start accounting on the Company's condensed consolidated financial statements.

(3)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company wrote-off all deferred financing fees as of October 31, 2019 (Predecessor). Therefore, interest expense for the two months ended December 31, 2019 does not include any amortization of deferred financing fees. See Notes 3 and 7 for further details on the impact of fresh-start accounting on the Company's condensed consolidated financial statements.

Restricted Cash
As of December 31, 2019 (Successor), restricted cash consisted of $7.1 million reserved for post-emergence bankruptcy related payments and $3.3 million related to Norway payroll withholding taxes.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows (in thousands).
	Successor	Predecessor
	December 31, 2019	October 31, 2019	March 31, 2019	December 31, 2018	March 31, 2018
Reconciliation of cash, cash equivalents and restricted cash as shown in the statements of cash flows:
Cash and cash equivalents	$185,686	$202,079	$178,055	$231,326	$380,223
Restricted cash	10,397	48,447	—	—	—
Total cash, cash equivalents and restricted cash	$196,083	$250,526	$178,055	$231,326	$380,223

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Accounts Receivable
As of December 31, 2019 (Successor), there was no allowance for doubtful accounts for non-affiliates. In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted accounts receivable from non-affiliates to fair value at the Effective Date. As of March 31, 2019 (Predecessor), the allowance for doubtful accounts for non-affiliates was $1.6 million and primarily related to the amounts due from a customer in Australia. There were no allowances for doubtful accounts related to accounts receivable due from affiliates as of December 31 (Successor) and March 31, 2019 (Predecessor).
Inventories
As of December 31, 2019 (Successor), there was no inventory allowance. In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted inventory to fair value at the Effective Date. As of March 31, 2019 (Predecessor), inventories were net of allowances of $19.4 million. As discussed under “— Loss on Impairment”, the Company performed a review of its H225 aircraft related inventory and Eastern Airways inventory and recorded impairment charges of $8.9 million and $0.3 million, respectively, to record the inventories at the lower of cost or net realizable value during the six months ended September 30, 2018 (Predecessor).
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted inventory to its respective fair value of $81.2 million at the Effective Date. See Note 3 for further details on the impact of fresh-start accounting on the Company’s condensed consolidated financial statements.
Prepaid Expenses and Other Current Assets
As of March 31, 2019 (Predecessor), prepaid expenses and other current assets included the short-term portion of contract acquisition and pre-operating costs totaling $9.8 million related to the search and rescue (“SAR”) contracts in the U.K. and two customer contracts in Norway, which were recoverable under the contracts and will be expensed over the terms of the contracts. The Company recorded expense of $2.2 million and $6.9 million during the one month ended October 31, 2019 (Predecessor) and seven months ended October 31, 2019 (Predecessor), respectively, and the Company recorded expense of $2.4 million and $7.6 million for the three and nine months ended December 31, 2018, respectively, related to these contracts. In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted the short-term portion of contract acquisition and pre-operating costs by $8.8 million to its fair value of zero at the Effective Date. See Note 3 for further details on the impact of fresh-start accounting on the Company’s condensed consolidated financial statements.
Goodwill
Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill has an indefinite useful life and is not amortized, but is assessed for impairment annually or when events or changes in circumstances indicate that a potential impairment exists.
Goodwill related to the Company’s Asia Pacific reporting unit was as follows (in thousands):
March 31, 2019 (Predecessor)	$18,436
Foreign currency translation	(932)
Impairments	(17,504)
October 31, 2019 (Predecessor)	$—
The Company tests goodwill for impairment on an annual basis as of March 31 or when events or changes in circumstances indicate that a potential impairment exists. For the purposes of performing an analysis of goodwill, the Company evaluates whether there are reporting units below the reporting segment it discloses for segment reporting purposes by assessing whether its regional management typically reviews results and whether discrete financial information exists at a lower level.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
During the three months ended September 30, 2019 (Predecessor), the Company noted an overall reduction in expected operating results for Airnorth, resulting from continued cost pressure combined with less than expected passenger and route fulfillment. The Company concluded the fair value of goodwill for Airnorth could have fallen below its carrying value and that an interim period analysis of goodwill was required. The Company performed the interim impairment test of goodwill for Airnorth as of September 30, 2019 (Predecessor), concluding the estimated fair value of Airnorth was below its carrying value. The Company recorded an impairment charge of $17.5 million reflected in loss on impairment on its statements of operations for the three and six months ended September 30, 2019 (Predecessor).
The Company estimated the implied fair value of Airnorth using the income and market approaches. The determination of estimated fair value required the Company to use significant unobservable inputs, representative of a Level 3 fair value measurement, including assumptions related to the future performance of the reporting units, such as projected demand for its services and rates.
The income approach was based on a discounted cash flow model, which utilized present values of cash flows to estimate fair value. The future cash flows were projected based on the Company’s estimates of future rates for its services, utilization, operating costs, capital requirements, growth rates and terminal values. Forecasted rates and utilization take into account current market conditions and its anticipated business outlook, both of which were impacted by the adverse changes in the offshore energy and mining business environment. Operating costs were forecasted using a combination of its historical average operating costs and expected future costs. Capital requirements in the discounted cash flow model were based on management’s estimates of future capital costs driven by expected market demand in future periods. The estimated capital requirements included cash outflows for new aircraft, infrastructure and improvements, if necessary. A terminal period was used to reflect the Company’s estimate of stable, perpetual growth. The future cash flows were discounted using a market-participant risk-adjusted weighted average cost of capital for the reporting unit. These assumptions were derived from unobservable inputs and reflect management’s judgments and assumptions.
The market approach was based upon the application of price-to-earnings multiples to management’s estimates of future earnings adjusted for a control premium. Management’s earnings estimates were derived from unobservable inputs that require significant estimates, judgments and assumptions as described in the income approach.
For purposes of the goodwill impairment test, the Company calculated Airnorth’s estimated fair value as a combination of the values calculated under the income approach and the market approach.
The Company no longer has goodwill associated with any reporting units as of December 31, 2019 (Successor).
Other Assets
The long-term portion of intangible assets and intangible assets with indefinite lives are included within other assets. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values. The Airnorth acquisition included in the Company’s Asia Pacific region, resulted in intangible assets for customer relationships and trade name and trademarks. Intangible assets by type not fully amortized were as follows (in thousands):
	Customer relationships	Trade name and trademarks	Total
	Gross Carrying Amount
March 31, 2019 (Predecessor)	$2,143	$331	$2,474
Foreign currency translation	(33)	(11)	(44)
October 31, 2019 (Predecessor)	$2,110	$320	$2,430

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Accumulated Amortization
March 31, 2019 (Predecessor)	$(1,070)	$—	$(1,070)
Amortization expense	(90)	—	(90)
October 31, 2019 (Predecessor)	$(1,160)	$—	$(1,160)
Fresh-start accounting adjustment(1)	(950)	(320)	(1,270)
October 31, 2019 (Predecessor)	$(2,110)	$(320)	$(2,430)
	U.K. SAR customer contract	PBH	Total
	Gross Carrying Amount
Additions(2)	$58,000	$76,838	$134,838
Translation	1,175	36	$1,211
October 31, 2019 (Successor) and December 31, 2019 (Successor)	$59,175	$76,874	$136,049
	Accumulated Amortization
October 31, 2019 (Successor)	$—	$—	$—
Amortization expense	(1,319)	(10,024)	(11,343)
December 31, 2019 (Successor)	$(1,319)	$(10,024)	$(11,343)

Weighted average remaining contractual life, in years	7.3	17.2	11.1
(1)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted the intangible assets of $1.3 million to its fair value of zero at the Effective Date. See Note 3 for further details on the impact of fresh-start accounting on the Company’s condensed consolidated financial statements.

(2)
In connection with the Company’s emergence from bankruptcy and in accordance with ASC 852, the Company recognized customer contract intangibles of $58.0 million related to U.K. SAR contract and customer and $76.8 million related to power-by-the-hour (“PBH”) contracts. The amortization expense for the U.K. SAR contract is recorded in depreciation and amortization on the condensed consolidated financial statements and the amortization expense for the PBH contracts is recorded in direct costs maintenance expense on the condensed consolidated financial statements.

Future amortization expense of intangible assets for each of the years ending March 31 (Successor) is as follows (in thousands):
Successor Periods Remaining
January 1, 2020 to March 31, 2020	$7,488
2021	25,422
2022	16,811
2023	16,761
2024	16,613
Thereafter	41,611
$124,706
In addition to the other intangible assets described above, other assets included the long-term portion of contract acquisition and pre-operating costs totaling $37.1 million as of March 31, 2019 (Predecessor), related to the SAR contracts in the U.K. and two customer contracts in Norway, which were recoverable under the contracts and will be expensed over the terms of the contracts. In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted the long-term portion of contract acquisition and pre-operating costs by $32.4 million to its fair value of zero at the Effective Date. See Note 3 for further details on the impact of fresh-start accounting on the Company’s condensed consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Bristow has certain intangible assets which were recorded as of emergence from Chapter 11, specifically, PBH contract intangible assets and a U.K. SAR customer contract intangible asset. Bristow’s policy is to amortize the amount initially assigned to an intangible asset less any residual value over the life of the intangible asset. The residual value of an intangible asset is generally assumed to be zero, with certain limited exceptions. Finite lived intangible assets are reviewed for impairment when indicators of impairment are present. Indicators of impairment for finite lived intangible assets are the same as those for impairment of long-lived assets. For finite lived intangible assets, an impairment loss is recognized if the carrying amount of the asset exceeds the then undiscounted cash flows projected to be generated by the asset. If the finite lived intangible asset is impaired, then the amount of the impairment is calculated as the excess of the asset’s carrying amount over its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset will be its new accounting basis. After adjusting the carrying amount for impairment loss, Bristow’s policy requires the reevaluation of the useful life of that asset.
Property and Equipment
Bristow made capital expenditures as follows (in thousands, except for number of aircraft):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Number of aircraft delivered:
Medium(1)	—	—	1
SAR aircraft(2)	2	1	—
Total aircraft	2	1	1
Capital expenditures:
Aircraft and equipment	$32,109	$15,624	$15,839
Land and buildings	33	—	570
Total capital expenditures	$32,142	$15,624	$16,409
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Number of aircraft delivered:
Medium(1)	—	—	1
SAR aircraft(2)	2	2	—
Total aircraft	2	2	1
Capital expenditures:
Aircraft and equipment	$32,109	$38,386	$28,570
Land and buildings	33	3,188	5,141
Total capital expenditures	$32,142	$41,574	$33,711
(1)	During the three and nine months ended December 31, 2018, Bristow purchased an aircraft that was not on order that was previously leased.
(2)
During the one and seven months ended October 31, 2019 (Predecessor), Bristow took delivery of one and two U.K. SAR configured AW189, respectively, and during the two months ended December 31, 2019, Bristow took delivery of an additional two U. K. SAR configured AW189.

As of December 31, 2018 (Predecessor), the Company revised the salvage values of certain aircraft to reflect its expectation of future sales values given the Company’s disposal plans for those aircraft. The Company recorded additional depreciation expense of $2.8 million during the period of April 1, 2019 through October 31, 2019

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Predecessor). No additional depreciation was recorded during the period of November 1, 2019 through December 31, 2019 (Successor) due to fresh-start accounting. As of the Effective Date, the Company updated the estimated useful lives and estimated salvage values of its aircraft used in determining depreciation. The estimated useful lives of aircraft are 30 years, beginning in the year manufactured, and the estimated salvage value used in calculating depreciation of aircraft are 10% of cost.
The Company evaluates its asset groups for impairment whenever facts or circumstances indicate the carrying value of an asset group may not be recoverable.
Changes in the Company’s forecasted cash flows during the three months ended September 30, 2019 (Predecessor) indicated the need for the performance of a recoverability analysis for the airline related assets of Airnorth. In accordance with ASC 360-10, the Company estimates future undiscounted cash flows to test the recoverability of the airline related assets of Airnorth for potential impairment. The determination of estimated future undiscounted cash flows required the Company to use significant unobservable inputs including assumptions related to projected demand for services and rates. The Company determined that the estimated future undiscounted cash flows exceeded the carrying value for its Airnorth asset group as of September 30, 2019 (Predecessor) and no impairment was recorded on these assets. Future declines in operating performance, anticipated business outlook and asset disposal values may reduce the Company’s estimated future undiscounted cash flows and result in impairment of the Company’s Airnorth asset group.
The following table presents details on the property and equipment sold or disposed of and impairments on property and equipment (in thousands, except for number of aircraft):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Number of aircraft sold or disposed of	—	—	—
Proceeds from sale or disposal of assets(1)	$204	$311	$631
Gain (loss) from sale or disposal of assets(2)	$(154)	$249	$(694)
Number of aircraft impaired	—	—	2
Impairment charges on assets held for sale(1)	$—	$—	$1,350
Contract termination costs(1)(3)	$—	$—	$13,971
Fresh-start accounting adjustment(4)	$—	$768,630	$—
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Number of aircraft sold or disposed of	—	3	3
Proceeds from sale or disposal of assets(1)	$204	$5,314	$9,093
Gain (loss) from sale or disposal of assets(2)	$(154)	$(3,768)	$(3,665)
Number of aircraft impaired	—	14	2
Impairment charges on assets held for sale(1)	$—	$—	$1,350
Impairment charges on property and equipment(5)	$—	$42,022	$104,939
Contract termination costs(1)(3)	$—	$—	$13,971
Fresh-start accounting adjustment(4)	$—	$768,630	$—
(1)	Includes proceeds received for sale of property and equipment (including aircraft) during each period.
(2)
Included in loss on disposal of assets on the condensed consolidated statements of operations. Includes gain (loss), net of sale or disposal of property and equipment (including aircraft) during each period.

(3)	Includes $11.7 million of progress payments and $2.3 million of capitalized interest for an aircraft purchase contract that was terminated in December 2018 (Predecessor).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(4)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted property and equipment by $768.6 million to its respective fair value of $931.7 million at the Effective Date. See Note 3 for further details on the impact of fresh-start accounting on the Company’s condensed consolidated financial statements.

(5)
Includes $42.0 million impairment related to the H225s for the seven months ended October 31, 2019 (Predecessor). Includes $87.5 million impairment related to H225s and $17.5 million related to Eastern Airways assets for the nine months ended December 31, 2018 (Predecessor), included in loss on impairment on the condensed consolidated statement of operations. See “—Loss on Impairment” above for further details.

Consistent with the Company’s policy to review useful lives and residual value when changes in circumstances indicate a change in estimate may be required, upon emergence from Chapter 11, the Company performed a review of useful lives and residual values. As a result of this review, the Company made certain changes to the useful lives and residual values of aircraft and related equipment. No material changes were made to non-aircraft property, plant and equipment useful lives and residual values. The Company’s previous policy stated that estimated useful lives of aircraft generally range from 5 to 15 years, and the residual value used in calculating depreciation of aircraft generally ranged from 30% to 50% of cost. The Company’s revised policy will generally utilize a 30 year useful life from the date of manufacture of an aircraft for used aircraft and the in-service date for new aircraft and a residual value range of 5% to 25% of cost. In certain circumstances, the useful lives of aircraft are limited by a 30,000 flight hour restriction on the airframe of an aircraft imposed by certain aircraft manufacturers. These changes in useful lives reflect the Company’s view of expected operating conditions and the economic environment, which suggest the Company will utilize its aircraft for longer than it has historically. The changes in residual values reflect the change made to useful lives and reflect the current expectations of fair market value to be achieved at the time of eventual disposal, based on historical sales data during the decline in the oil and gas industry as previously discussed herein.
OEM Cost Recoveries
During fiscal year 2018 (Predecessor), the Company reached agreements with original equipment manufacturers (“OEM”) to recover approximately $136.0 million related to ongoing aircraft issues, of which $125.0 million was realized during fiscal year 2018 (Predecessor) and $11.0 million was recovered during the three months ended June 30, 2018 (Predecessor). To reflect the amount realized from these OEM cost recoveries during fiscal year 2018 (Predecessor), the Company recorded a $94.5 million decrease in the carrying value of certain aircraft in its fleet through a decrease in property and equipment – at cost, reduced rent expense by $16.6 million and recorded a deferred liability of $13.9 million, included in other accrued liabilities and other liabilities and deferred credits, related to a reduction in rent expense to be recorded in future periods, of which $2.4 million and $6.9 million was recognized during the three and nine months ended December 31, 2018 (Predecessor), respectively, and $1.0 million was recognized during the three months ended March 31, 2019 (Predecessor). The Company determined the realized portion of the cost recoveries related to a long-term performance issue with the aircraft, requiring a reduction of carrying value for owned aircraft and a reduction in rent expense for leased aircraft. During the seven months ended October 31, 2019 (Predecessor), the Company returned the remaining four leased aircraft and recognized all of the remaining deferred liability related to the leased aircraft of $6.0 million as a reduction in rent expense. For the owned aircraft, the Company allocated the $94.5 million as a reduction in carrying value by reducing the historical acquisition value of each affected aircraft on a pro-rata basis utilizing the historical acquisition value of the aircraft.
During the nine months ended December 31, 2018 (Predecessor), the Company recovered the remaining $11.0 million in OEM cost recoveries by agreeing to net certain amounts previously accrued for aircraft leases and capital expenditures against those recoveries. During the nine months ended December 31, 2018 (Predecessor), the Company recorded a $7.6 million increase in revenue and a $2.1 million decrease in direct cost. The Company realized the remaining $1.3 million recovery during fiscal year 2019 (Predecessor). The increase in revenue relates to compensation for lost revenue in prior periods from the late delivery of aircraft and the decreases in direct cost over fiscal year 2019 relate to costs the Company incurred.
There were no OEM cost recoveries during the two months ended December 31, 2019 (Successor).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Loss on Sale of Subsidiaries
Loss on sale of subsidiaries includes the following (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Seven Months Ended October 31, 2019
Sale of Eastern Airways	$—	$—	$(46,852)
Sale of Aviashelf and Bristow Helicopters Leasing Limited	—	—	(9,031)
	$—	$—	$(55,883)
Eastern Airways
Bristow Helicopters Limited (“Bristow Helicopters”), a subsidiary of Bristow Group, together with its legal and financial advisors, pursued various transactions to exit the Eastern Airways business, which made negative contributions to the Company’s operating income in each of the last three fiscal years, including pursuing a sales process with several third parties over an extended period. On May 10, 2019 (Predecessor), Bristow Helicopters completed the sale of all of the shares of Eastern Airways to Orient Industrial Holdings Limited (“OIHL”), an entity affiliated with Mr. Richard Lake, a director of Bristow Helicopters, pursuant to a Sale and Purchase Agreement (the “EAIL Purchase Agreement”). Pursuant to the EAIL Purchase Agreement and related agreements, Bristow Helicopters contributed approximately £17.1 million to Eastern Airways as working capital and OIHL acquired Eastern Airways. Bristow Helicopters retained its controlling ownership of the shares in Humberside International Airport Limited that it previously held through Eastern Airways. Certain intercompany balances between Bristow Helicopters and Eastern Airways were also written off. As a result of the transaction, OIHL now owns and operates Eastern Airways, which had previously operated as a separate unit within Bristow Group, and Bristow Helicopters maintains its controlling interest in Humberside Airport, from which Bristow Helicopters provides U.K. SAR services.
The EAIL Purchase Agreement contained customary representations and warranties. OIHL agreed to certain covenants with respect to non-solicitation of directors, officers or employees of Bristow Helicopters for a period of 12 months. Pursuant to the terms of the EAIL Purchase Agreement, Bristow Helicopters has the right to appoint an observer to the board of directors of Eastern Airways for an initial period of 12 months following the sale. Eastern Airways also agreed to provide certain transition services for a minimum of 12 months from the date of the completion of the transaction.
The loss on the sale of Eastern Airways for the seven months ended October 31, 2019 (Predecessor) of $46.9 million includes the write-off of net assets of $35.0 million and write-off of cumulative translation adjustment of $11.9 million.
Aviashelf and Bristow Helicopters Leasing Limited
As of March 31, 2019 (Predecessor), Bristow Aviation Holdings Limited (“Bristow Aviation”) had an indirect 48.5% interest in Aviashelf Aviation Co. (“Aviashelf”), a Russian helicopter company. Additionally, the Company owned 60% of two U.K. joint venture companies, Bristow Helicopters Leasing Limited (“BHLL”) and Sakhalin Bristow Air Services Ltd. These two U.K. companies lease aircraft to Aviashelf which held the client contracts for the Company’s Russian operations. Aviashelf was consolidated based on the ability of certain consolidated subsidiaries of Bristow Aviation to control the vote on a majority of the shares of Aviashelf, rights to manage the day-to-day operations of the Company which were granted under a shareholders’ agreement, and the Company’s ability to acquire an additional 8.5% interest in Aviashelf under a put/call option agreement. In April 2019 (Predecessor), the Company sold its 60% ownership interest in BHLL for $1.4 million. In June 2019 (Predecessor), the Company sold its 48.5% ownership interest in Aviashelf for $2.6 million. In August 2019 (Predecessor), the Company exercised its call option to acquire an 8.5% interest in Aviashelf and subsequently sold that interest for $0.4 million.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The loss on the sale of Aviashelf and BHLL for the seven months ended October 31, 2019 (Predecessor) of $9.0 million includes the loss on sale of net assets of $1.8 million and write-off of cumulative translation adjustment of $7.2 million.
Recent Accounting Pronouncements
The Company considers the applicability and impact of all accounting standard updates (“ASUs”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s consolidated financial position or results of operations.
Adopted
In February 2016, the FASB issued accounting guidance ASC 842, Leases, which replaces ASC 840, Leases the existing accounting standards for lease accounting. ASC 842 requires lessees to recognize most leases on their balance sheets and makes targeted changes to lessor accounting. Additionally, ASC 842 requires a modified retrospective transition approach for all leases existing at, or entered into after the date of initial application, with an option to use certain transition relief. The guidance was updated in March 2018 to include an amendment that allows the Company to consider the beginning of the period of adoption as the effective date of initial application of the standard. The Company implemented this accounting standard with an effective date of April 1, 2019 (Predecessor). Based on the FASB transition guidance, the Company does not have to apply the disclosure requirement to periods prior to adoption. The Company elected the package of practical expedients to not re-evaluate existing lease contracts or lease classifications and therefore will not make changes to those leases already recognized on the consolidated balance sheet under ASC 840 until the leases are fully amortized, amended, or modified. In addition, the Company did not reassess initial direct costs for any existing leases and elected the short-term lease exception provided for in the standard and therefore will only recognize right-of-use assets and lease liabilities for leases with a term greater than one year. The Company elected the practical expedient to not separate lease and non-lease components for all asset classes.
The Company completed a system implementation and has updated its accounting policies to meet the standard’s requirements. On April 1, 2019 (Predecessor), the adoption of this accounting standard resulted in recording a right-of-use assets of $281.0 million and an increase in lease liabilities of $285.3 million on the Company’s condensed consolidated balance sheet with no material impact on its consolidated statements of operations and consolidated statements of cash flows. For further information on leases, see Note 11.
In February 2018, the FASB issued new accounting guidance on income statement reporting of comprehensive income, specifically pertaining to reclassification of certain tax effects from accumulated other comprehensive income to retained earnings. This pronouncement is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted this accounting guidance on April 1, 2019 (Predecessor). The Company did not elect to reclassify certain tax effects from accumulated other comprehensive income to retained earnings.
In June 2018, the FASB issued an amendment to the accounting guidance related to accounting for employee share-based payments which clarifies that an entity should recognize excess tax benefits in the period in which the amount of the deduction is determined. This amendment is effective for annual periods beginning after December 15, 2018, and is applied prospectively to changes in terms or conditions of awards occurring on or after the adoption date. The Company adopted this accounting guidance on April 1, 2019 (Predecessor) with no impact to its financial statements.
Not Yet Adopted
In August 2018, the FASB modified the disclosure requirements on fair value measurements. The amendment modifies, removes, and adds several disclosure requirements on fair value measurements in ASC 820, Fair Value Measurement. The amendment is effective for fiscal years ending after December 15, 2021 for public business entities and early adoption is permitted. The Company has not yet adopted this accounting guidance and is currently evaluating the effect this accounting guidance will have on its disclosure requirements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
In August 2018, the FASB modified disclosure requirements for employers that sponsor defined benefit pension plans. Certain disclosure requirements were removed and certain disclosure requirements were added. The amendment also clarifies disclosure requirements for projected benefit obligations and accumulated benefit obligations in excess of respective plan assets. The amendment is effective beginning in the Company’s fiscal year 2021 financial statements and early adoption is permitted. The Company has not yet adopted this accounting guidance and is currently evaluating the effect this accounting guidance will have on its disclosure requirements.
In August 2018, the FASB issued new accounting guidance that addresses the accounting for implementation costs associated with a hosted service. The guidance provides that implementation costs be evaluated for capitalization using the same criteria as that used for internal-use software development costs, with amortization expense being recorded in the same income statement expense line as the hosted service costs and over the expected term of the hosting arrangement. The amendment is effective beginning in fiscal year 2021 financial statements and early adoption is permitted. The guidance will be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company has not yet adopted this accounting guidance and is currently evaluating the effect this accounting guidance will have on its financial statements.
In October 2018, the FASB amended the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in generally accepted accounting principles). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This amendment is effective beginning in the Company’s fiscal year 2021 financial statements and early adoption is permitted. The Company has not yet adopted this accounting guidance and is currently evaluating the effect this accounting guidance will have on its disclosure requirements.
Note 2 — REORGANIZATION
On the Petition Date, the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. On October 8, 2019, the Bankruptcy Court entered an order confirming the Plan and on October 31, 2019, in accordance with the terms of the Plan and such confirmation order, the Plan became effective and the Debtors emerged from bankruptcy.
Restructuring Support Agreement
On May 10, 2019, the Company entered into an initial Restructuring Support Agreement (the “Initial RSA”) with (i) certain holders of the Company’s 8.75% Senior Secured Notes due 2023 (the “8.75% Senior Secured Notes”) and (ii) the guarantors of the 8.75% Senior Secured Notes (the “Secured Guarantors”), to support a restructuring of the Company. On June 27, 2019, the Company entered into an amendment and restatement of the Initial RSA and on July 24, 2019, the Company entered into a second amendment and restatement thereof (as so amended and restated, the “Second Amended RSA”).
Upon emergence, the Company implemented the provisions of the Second Amended RSA in accordance with the Plan on the Effective Date as follows:
•
The 8.75% Senior Secured Notes were cancelled and holders thereof received (a) payment in full in cash of any accrued and unpaid pre- and post-petition interest at the non-default contract rate (except to the extent otherwise paid as adequate protection pursuant to the cash collateral order and not recharacterized or otherwise avoided but not including any make-whole or prepayment premium), (b) after giving effect to the payment in clause (a), cash in an amount equal to 97% of such holder’s allowed claims in respect of the 8.75% Senior Secured Notes and (c) rights to participate in the Rights Offering (as defined below);

•
The 6 1∕4% Senior Notes due 2022 (the “6 1∕4% Senior Notes”) and 4 1∕2% Convertible Senior Notes due 2023 (the “4 1∕2% Convertible Senior Notes” and, together with the 6 1∕4% Senior Notes, the “Unsecured Notes”), together with the associated indentures (the “Unsecured Notes Claims”), were cancelled and holder of allowed claims in respect of Unsecured Notes Claims received (a) if such holder was a

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
4(a)(2) Eligible Holder (as defined in the Plan), its pro rata share of (x) an unsecured equity pool and (y) rights to participate in the Rights Offering, (b) if such holder was not a 4(a)(2) Eligible Holder, either (x) its pro rata share of an unsecured equity pool and rights to participate in the Rights Offering or (y) its pro rata share of the GUC Cash Distribution Amount (as defined in the Plan);
•
The Predecessor Company’s financing facility (the “DIP Facility”) under the DIP Credit Agreement (as defined below) was refinanced and replaced with the Term Loan Agreement (as defined below), which was subsequently amended and extended (refer to Note 7 for credit agreement definitions and further details regarding the credit agreements);

•
Claims under the DIP Facility were settled with the issuance of new common stock, par value $0.0001, of the Company, as reorganized pursuant to the Plan (the “New Common Stock”), and new preferred stock, par value $0.0001, of the Company, as reorganized pursuant to the Plan (the “New Preferred Stock” and, together with the New Common Stock, the “New Stock”), equal to the principal and Equitization Consent Fee (as defined below). The lenders under the DIP Credit Agreement also received a fee equal to 10% of the amount of the DIP Facility of $150 million paid in New Stock (the “Equitization Consent Fee”). In accordance with the DIP Credit Agreement, the DIP Facility matured on the Effective Date; the principal balance and the accreted Equitization Consent Fee were converted into 3,490,010 shares of New Common Stock and 634,269 shares of New Preferred Stock;

•	General unsecured claims were paid in full or otherwise continue as impaired;
•
The Predecessor Company’s common stock, par value $0.01 per share (“Predecessor Common Stock”), and all options, warrants, rights, restricted stock units or other securities or agreements to acquire Predecessor Common Stock, were cancelled as of the Effective Date;

•	The Company amended and restated its certificate of incorporation (as amended, the “Certificate of Incorporation”) and its bylaws (as amended, the “Bylaws”);
•	The Company appointed new members to the Successor Company’s board of directors to replace directors of the Predecessor Company;
•	The Predecessor’s equity award agreements under prior incentive plans, and the awards granted pursuant thereto, were extinguished, canceled and discharged;
•	The Compensation Committee of the Board authorized the MIP (as defined below) which granted awards in New Stock;
•
A $385 million Rights Offering was issued for new equity of the Successor. Pursuant to the Rights Offering, eligible participants purchased their pro rata share of 58.22% of the total number of shares of New Stock issued (except for the New Stock issued under the MIP). The Rights Offering was backstopped by certain parties for a commitment premium that was paid with an additional 5.83% of the New Stock (except for the New Stock issued under the MIP), or 1,059,211 shares of New Preferred Stock; and

•	The Company issued:
•	approximately 1,300,000 shares of New Common Stock to holders of the 8.75% Senior Secured Notes;
•	approximately 9,900,000 shares of New Common Stock to holders of the Unsecured Notes and holders of General Unsecured Claims (as defined in the Plan);
•	approximately 900,000 shares of New Preferred Stock to holders of the 8.75% Senior Secured Notes; and
•	approximately 5,900,000 shares of New Preferred Stock to holders of the Unsecured Notes.
See Notes 7 and 14 for further information regarding the Company’s Successor and Predecessor debt and equity instruments.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Backstop Commitment Agreement
On July 24, 2019, the Company entered into the Backstop Commitment Agreement (the “Backstop Commitment Agreement”) with the other parties thereto (the “Commitment Parties”), pursuant to which the Commitment Parties agreed to backstop a total $385 million new money rights offering (the “Rights Offering”) of New Stock. In accordance with the Plan and certain Rights Offering procedures filed as part of the Plan, the Company granted a group of holders representing approximately 99.3% of the 8.75% Senior Secured Notes, the Secured Guarantors and a group of holders representing approximately 73.6% of the Unsecured Notes, including certain Commitment Parties who are Unsecured Noteholders (the “Unsecured Commitment Parties”) or Secured Noteholders (the “Secured Commitment Parties”), and holders of certain other unsecured claims (collectively with the Unsecured Noteholders, the “Unsecured Claims”), the right to purchase shares of New Stock (the “Rights Offering Shares”), which were comprised of 91.825% of New Common Stock and 8.175% of New Preferred Stock, for an aggregate purchase price of, in the case of the Unsecured Claims, $347.5 million (the “Unsecured Rights Offering Amount”) and, in the case of the Secured Noteholders, $37.5 million (the “Secured Rights Offering Amount” and, together with the Unsecured Rights Offering Amount, the “Rights Offering Amount”)). Under the Backstop Commitment Agreement, the Commitment Parties agreed to purchase any Rights Offering Shares that were not duly subscribed for pursuant to the Rights Offering (the “Unsubscribed Shares”) at the Per Equity Share Purchase Price (as defined in the Backstop Commitment Agreement).
Under the Backstop Commitment Agreement, the Debtors agreed to pay (i) on the earlier of the closing date of the transactions contemplated by the Backstop Commitment Agreement or the termination of the Backstop Commitment Agreement, a backstop commitment fee (the “Backstop Commitment Fee”) in, at the election of the Commitment Parties, New Stock equal to 10% of (a) the Unsecured Rights Offering Amount to the Unsecured Commitment Parties and (b) the Secured Rights Offering Amount to the Secured Commitment Parties and (ii) both as promptly as reasonably practicable after entry of the BCA Approval Order (as defined in the Backstop Commitment Agreement) and on a monthly basis thereafter, all reasonably incurred and documented professional fees of the Commitment Parties. The Backstop Commitment Fee was paid in New Stock to the Commitment Parties pro rata based on the amount of their respective backstop commitments.
The rights to purchase Rights Offering Shares (excluding Unsubscribed Shares) in the Rights Offering were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to section 1145 of the Bankruptcy Code. A portion of the New Common Stock issued in the Rights Offering was issued in reliance upon such exemption, and a portion of the New Common Stock and all of the New Preferred Stock were issued in reliance upon the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof or another available exemption from registration thereunder. The offer and sale of the Unsubscribed Shares purchased by the Commitment Parties pursuant to the Backstop Commitment Agreement were made in reliance upon the exemption from registration under the Securities Act provided by Section 4(a)(2) thereof or another available exemption from registration thereunder. As a condition to the closing of the transactions contemplated by the Backstop Commitment Agreement, the Company entered into a registration rights agreement with certain Commitment Parties requiring the Company, subject to the terms and conditions thereof, to register the Commitment Parties’ securities under the Securities Act. The Rights Offering closed on October 10, 2019.
The Commitment Parties’ commitments to backstop the Rights Offering and the other transactions contemplated by the Backstop Commitment Agreement were conditioned upon satisfaction of all applicable conditions set forth therein. The Rights Offering Shares were issued pursuant to the Rights Offering and the Backstop Commitment Agreement on the Effective Date.
Note 3 — FRESH-START ACCOUNTING
Upon the Company’s emergence from the Chapter 11 Cases, the Company qualified for and adopted fresh-start accounting in accordance with the provisions set forth in ASC 852 as (i) the Reorganization Value of the Company's assets immediately prior to the date of confirmation was less than the post-petition liabilities and allowed claims, and (ii) the holders of the existing voting shares of the Predecessor entity received less than 50%

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
of the voting shares of the emerging entity. Refer to Note 2, “Reorganization” for the terms of the Plan. Fresh-start accounting requires the Company to present its assets, liabilities, and equity as if it were a new entity upon emergence from bankruptcy. The new entity is referred to as “Successor” or “Successor Company.” However, the Company will continue to present financial information for any periods before adoption of fresh-start accounting for the Predecessor Company. The Predecessor and Successor companies may lack comparability, as required in ASC 205, Presentation of Financial Statements (“ASC 205”). Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.
Adopting fresh-start accounting results in a new financial reporting entity with no beginning retained earnings as of the fresh-start reporting date. Upon the application of fresh-start accounting, the Company allocated the Reorganization Value (the fair value of the Successor Company’s total assets) to its individual assets based on their estimated fair values. The Reorganization Value is intended to represent the approximate amount a willing buyer would value the Company’s assets immediately after the reorganization.
Reorganization Value is derived from an estimate of Enterprise Value, or the fair value of the Company’s long-term debt, stockholders’ equity and working capital. The Enterprise Value approved by the Bankruptcy Court as of the Effective Date was $1.25 billion. The Enterprise Value was derived from an independent valuation using an asset based methodology of financial information, considerations and projections, applying a combination of the income, cost and market approaches as of the fresh-start reporting date of October 31, 2019.
See further discussion below in the “Fresh-start accounting adjustments” for the specific assumptions used in the valuation of the Company’s various assets.
Although the Company believes the assumptions and estimates used to develop the estimate of Enterprise Value and Reorganization Value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions. The assumptions used in estimating these values are inherently uncertain and require judgment.
The following table reconciles the Company’s estimated Enterprise Value to the estimated fair value of the Successor’s Common Stock as of October 31, 2019 (in millions):
Enterprise Value	$1,250
Plus: Cash, cash equivalents and restricted cash	251
Less: Fair value of debt	(586)
Total Implied Equity	915
Less: Successor Preferred Stock(1)	(619)
Implied value of Successor Common Stock(2)	$296
(1)
At emergence, $470 million share settled redemption feature embedded derivative was bifurcated from issued Successor Preferred Stock and reclassified to preferred stock embedded derivative on the condensed consolidated balance sheet. See Note 9 for further information.

(2)	Difference between $294.7 million shown on the October 31, 2019 condensed consolidated balance sheet a result of rounding.
The following table reconciles the Company’s Enterprise Value to its Reorganization Value as of October 31, 2019 (in millions):
Enterprise Value	$1,250
Plus: Cash, cash equivalents and restricted cash	251
Plus: Current Liabilities and other, noninterest bearing	209
Plus: Other Long-term Liabilities, noninterest bearing (including Deferred Tax Liability)	409
Total Reorganization Value	$2,119

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Condensed Consolidated Balance Sheet
The following table illustrates the effects on the Company’s unaudited condensed consolidated balance sheet due to the reorganization and fresh-start accounting adjustments. The explanatory notes following the table below provide further details on the adjustments, including the Company's assumptions and methods used to determine fair value for its assets and liabilities. Amounts included in the table below are rounded to thousands.
	As of October 31, 2019
	Predecessor Company	Reorganization Adjustments	Fresh-start Adjustments	Successor Company
Current assets:
Cash and cash equivalents	$139,278	$62,801(1)	$—	$202,079
Restricted cash	23,761	24,686(2)	—	48,447
Accounts receivable from non-affiliates	201,950	(3,034)(3)	—	198,916
Accounts receivable from affiliates	15,926	—	(1,298)(12)	14,628
Inventories	116,926	—	(35,766)(13)	81,160
Prepaid expenses and other current assets	47,283	(3,322)(4)	(13,415)(14)	30,546
Total current assets	545,124	81,131	(50,479)	575,776
Investment in unconsolidated affiliates	112,932	—	7,039(15)	119,971
Property and equipment – at cost:
Land and buildings	238,967	—	(74,225)(16)	164,742
Aircraft and equipment	2,432,045	—	(1,665,136)(17)	766,909
	2,671,012	—	(1,739,361)	931,651
Less – Accumulated depreciation and amortization	(970,731)	—	970,731(18)	—
	1,700,281	—	(768,630)	931,651
Right-of-use assets	325,764	—	3,263(19)	329,027
Other assets	91,179	213	70,897(20)	162,289
Total assets	$2,775,280	$81,344	$(737,910)	$2,118,714

Current liabilities:
Accounts payable	$74,170	$10,448(5)	$(2,377)(21)	$82,241
Accrued wages, benefits and related taxes	40,657	—	—	40,657
Income taxes payable	2,988	—	—	2,988
Other accrued taxes	8,223	—	—	8,223
Deferred revenue	9,187	—	(321)(22)	8,866
Accrued maintenance and repairs	31,303	—	—	31,303
Accrued interest	21,213	(20,111)(6)	—	1,102
Current portion of operating lease liabilities	83,008	—	(8,497)(23)	74,511
Other accrued liabilities	50,070	(15,417)(7)	(718)(24)	33,935
Short-term borrowings and current maturities of long-term debt	955,009	(926,556)(8)	8,627(25)	37,080
Total current liabilities	1,275,828	(951,636)	(3,286)	320,906
Long-term debt, less current maturities	75,167	525,301	(51,186)(25)	549,282
Accrued pension liabilities	18,623	—	14,891(26)	33,514
Preferred stock embedded derivative	—	470,322(10)	—	470,322
Other liabilities and deferred credits	7,701	—	(3,110)(27)	4,591
Deferred taxes	54,009	93,245(28)	(104,025)(28)	43,229
Long-term operating lease liabilities	244,566	—	9,139(23)	253,705
Total liabilities not subject to compromise	1,675,894	137,232	(137,577)	1,675,549
Liabilities subject to compromise	624,867	(624,867)(9)	—	—
Total liabilities	2,300,761	(487,635)	(137,575)	1,675,549
Commitments and contingencies (Note 10)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	As of October 31, 2019
	Predecessor Company	Reorganization Adjustments	Fresh-start Adjustments	Successor Company
Mezzanine equity:
Preferred stock	—	148,599(10)	—	148,599
Stockholders’ investment:	—
Predecessor common stock, $.01 par value	386	(386)(11)	—	—
Predecessor additional paid-in capital	920,761	(920,761)(11)	—	—
Predecessor retained earnings	52,136	524,687(11)	(576,823)(30)	—
Predecessor accumulated other comprehensive loss	(314,439)	337,373(11)	(22,934)(30)	—
Predecessor Treasury shares	(184,796)	184,796(11)	—	—
Successor Common stock	—	1(10)	—	1
Successor Additional paid-in capital	—	294,670(10)	—	294,670
Total Bristow Group stockholders’ investment	474,048	420,380	(599,757)	294,671
Noncontrolling interests	471	—	(576)(29)	(105)
Total stockholders’ investment	474,519	420,380	(600,333)	294,566
Total liabilities, mezzanine equity and stockholders’ investment	$2,775,280	$81,344	$(737,910)	$2,118,714
Reorganization adjustments
(1)	The table below details cash payments as of October 31, 2019, pursuant to the terms of the Plan described in Note 2 (in thousands):
Equity Rights Offering Proceeds	$385,000
Release of funds from Restricted Cash	6,972
Payments to 8.75% Senior Secured Notes due 2023 for principal and interest	(270,939)
Payment of DIP interest	(1,098)
Payments for 2019 Term Loan Amendment Fee	(563)
Reserve for Professional Fee Escrow	(30,669)
Payment of Unsecured 4(a)(2) Cash Pool Funding	(7,000)
Payments for Transaction Expenses	(11,867)
Payments to Indenture Trustee	(989)
Payment of Executive Key Employee Incentive Plan	(3,432)
Payments for Prepetition Trade Cures	(2,614)
Total	$62,801
(2)
Represents the Reserve for Professional Fee Escrow of $30.7 million plus the remainder of the Disputed Claims Cash Reserve under the Plan of $0.9 million offset by a $6.9 million release of restricted cash related to the DIP Facility.

(3)
Represents the write-off of the value added tax receivable (“VAT”) in relation to the rejected aircraft purchase contract with Airbus Helicopters S.A.S. (“Airbus”) for 22 large aircraft in October 2019.

(4)	Represents the write-off of the prepaid asset related to the Predecessor’s directors and officers tail coverage insurance policy.
(5)	Represents the accrual for success fees of $14.0 million, partially offset by trade cure payments of $2.6 million and other miscellaneous accruals of $0.9 million.
(6)	Represents the settlement of the DIP Facility accrued interest of $16.1 million and the 8.75% Senior Secured Notes accrued interest of $4.0 million.
(7)
Represents reversal of the $19.3 million Backstop Obligation Reserve plus $0.3 million miscellaneous adjustments, partially offset by accrual for ABL Facility fees of $2.2 million and a reclassification of the deferred compensation plan of $2.0 million.

(8)	The table below reflects the settlement and write-off of the short-term debt and current maturities (in thousands):
Settlement of the 8.75% Senior Secured Notes due 2023	$275,182
Settlement of DIP Facility	150,000
Settlement of remaining 8.75% Senior Secured Notes due 2023(1)	(8,255)
Write-off of unamortized discount on the 9.75% Senior Secured Notes due 2023	1,641
Reinstated Milestone Omnibus Agreement	(17,313)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Reclassification from short-term borrowings and current maturities of long-term debt to long term debt, less current maturities	525,301
$926,556
(1)	Represents the difference between the amount outstanding on the 8.75% Senior Secured Notes due 2023 and the cash paid to settle the 8.75% Senior Secured Notes due 2023.
(9)	Liabilities subject to compromise consisted of the following (in thousands):
6 1∕4% Senior Notes due 2022 principal and accrued interest(1)	$415,894
4 1∕2% Convertible Senior Notes due 2023 principal and accrued interest(2)	146,627
Accrued lease termination costs	43,049
Milestone Omnibus Agreement	17,313
Deferred compensation plan	1,984
Liabilities subject to compromise	$624,867
(1)	Includes $401.5 million of principal and $14.4 million of interest accrued through May 11, 2019.
(2)	Includes $143.8 million of principal and $2.9 million of interest accrued through May 11, 2019.
(3)	Relates to ten aircraft leases rejected in June 2019, included nine S-76C+s and one S-76-D.
(4)
Includes costs related to the returns of four leased H225s on May 6, 2019 and includes lease termination costs, deferred lease costs previously included as short-term debt on the condensed consolidated balance sheet and additional lease return costs.

(10)
Represents the discharge of debt through the issuance of New Stock. Pursuant to the Plan, Class 4 (Secured Notes Claim holders), Class 8 (Unsecured Notes Claim holders), and Class 12 (General Unsecured Claim holders) received cash and Subscription Rights to the New Stock issued pursuant to the Rights Offering in full satisfaction and settlement of claims. Any Subscription Right not exercised by these parties was purchased by the Backstop Parties. Further, Class 8 and Class 12 received New Stock as part of the Unsecured Equity Pool and DIP Claim holders received New Stock in full satisfaction and settlement of DIP claims. The following is the calculation of the total pre-tax gain and corresponding impact on additional paid-in capital (“APIC”) on the discharge of debt (in thousands):

Liabilities subject to compromise (see footnote above for further details)	$624,867
Less amounts reinstated:
Milestone Omnibus Agreement	(17,313)
Deferred Compensation Plan	(1,984)
Total liabilities subject to compromise settled at emergence	605,570
Plus 8.75% Senior Secured notes due 2023	275,182
Plus proceeds from Rights Offering	385,000
Shares issued to participants in Rights Offering and to compromised creditor classes:
Equity issued pursuant to Rights Offering and Unsecured Equity Pool(1)	(727,139)
Less cash paid to settle claims:
Cash paid out(2)	(273,022)
Total pre-tax gain	$265,591

Settlement of DIP Claims through issuance of New Stock
DIP Claims plus interest accrued	165,000
DIP Equitization Allocation New Stock plus Consent Fee(1)	(186,453)
APIC Predecessor(3)	$(21,453)
(1)	Successor Equity Issued
(2)
The cash paid was used to settle 97% of the 8.75% Senior Secured Notes due 2023 principal balance (Class 4) and the payments made to Unsecured Notes Claim holders (Class 8) and General Unsecured Claim holders (Class 12).

(3)
Pursuant to the DIP Credit Agreement, the DIP claims and the Equitization Consent Fee were settled with New Stock. The difference between the “DIP claims plus accrued interest” and “DIP Equitization Allocation New Stock plus Consent Fee” does not flow through the income statement but is a direct adjustment to the Predecessor APIC.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Successor New Stock
Equity Issued pursuant to Rights Offering
Common Stock, $.01 par value(b)	$1
Preferred Stock Mezzanine Equity(a)	523,973
Additional paid in capital(c)	153,897
Equity Issued Unsecured Equity Pool
Common Stock, $.01 par value(b)	—
Additional paid in capital(c)	49,268
Total New Stock issued to participants in Rights Offering and to compromised creditor classes	$727,139

New Stock Issued for settlement of DIP Claims
Common Stock, $.01 par value(b)	—
Preferred Stock Mezzanine Equity(a)	94,948
Additional Paid in Capital(c)	91,505
Total New Stock issued for settlement of DIP Claims	$186,453

Total New Stock Issued	913,592
(a) Total Preferred Stock Mezzanine Equity	618,921
(b) Total Common Stock par value	1
(c) Total Additional Paid in Capital	294,670

New Preferred Stock	618,921
Less: Share-settled Redemption Feature Embedded Derivative	(470,322)
Total Equity at Emergence	$148,599
(11)	Represents the cancellation of the Predecessor common stock and related components of the Predecessor equity.
Fresh-start accounting adjustments
(12)	Represents the adjustments to accounts receivable from affiliate caused by the write-off of revenue previously being straight-lined for which the Company has no future performance obligations.
(13)
Represents the valuation adjustments applied to the Company’s inventory, which consists of aircraft parts, kit parts, work in process and fuel. The fair value of the inventory was estimated using the cost approach.

(14)
Represents the write-off of the Predecessor’s unamortized debt issuance costs as of October 31, 2019 as well as the adjustment to prepaid rent resulting from the change in the Company’s fair value of leases. See footnotes 19 and 25 for further details. This balance also represents the fair value adjustment of the Company’s short-term portion of contract acquisition and pre-operating costs by $8.8 million to its fair value of zero at the Effective Date.

(15)
Represents the valuation adjustments to the Company’s equity method investments in Cougar Helicopters Inc. (“Cougar”) and Líder, and cost method investment in Petroleum Air Services (“PAS”) to fair value. The fair value for the unconsolidated investments were based on a combination of the income approach and the market approach. The income approach includes consideration of a market participant discount rate and cash flow projections prepared by their management. The Guideline Public Company Method (“GPCM”) relies on valuation multiples from reasonably similar Guideline Public Companies.

(16)
Represents the fair value adjustment to the Company’s land and buildings. The fair value was determined using the direct valuation method of the cost approach of certain owned properties with all other owned properties and related site improvements valued using the indirect method of the cost approach. Concurrently, the income approach and market approaches were considered in the context of the Company’s economic obsolescence analysis as part of the application of the cost approach.

(17)
Represents the valuation adjustment to the Company’s aircraft and equipment fair value. The cost approach was the primary valuation method utilized to determine fair value. Concurrently, the income approach was considered in the context of the Company’s economic obsolescence analysis as part of the application of the cost approach. Certain assets, specifically those aircraft classified as held for sale as of December 31, 2019 (Successor), were valued utilizing the market approach, based on preliminary sales offers for those assets. The key assumptions used were market conditions and third party market data, locational considerations and aircraft interchangeability, asset age, current flight hours and operational status and earning potential of the overall business.

(18)
Represents the elimination of the Predecessor’s accumulated depreciation in accordance with fresh-start accounting requirements and revaluation of the corresponding assets described in footnotes 16 and 17 above.

(19)	Reflects the valuation adjustments to the Company’s right-of-use assets based on the recalculated operating lease liabilities adjusted for the fair value of any favorable or unfavorable lease term.
(20)
Primarily reflects the valuation adjustments to intangible assets and deferred tax asset. The Company’s intangible assets consist of PBH contracts, in which aircraft maintenance is covered by the manufacturer in exchange for a fee per flight hour, and a U.K. SAR customer contract. The fair value of the PBH contracts was determined using a cost approach in which the estimated prior accrued

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
payments were discounted using the weighted average cost of capital for each business over the vendor’s remaining non-cancelable term of the contract. The fair value of the PBH contracts related to non-UK aircraft were further reduced based on the economic obsolescence rate applied to the corresponding aircraft. The U.K. SAR customer contract was fair valued using the multi-period excess earnings method of the income approach.
(21)
Primarily reflects the write-off of short-term portion of contract acquisition and pre-operating costs related to two customer contracts in Norway $2.2 million and various other miscellaneous of $0.2 million.

(22)	Reflects the write-off of deferred revenue related to contracts in which the Company was no longer obligated to provide future services.
(23)
Reflects the adjustment to the Company’s lease assumptions (i.e. discount rate) to record its lease obligations as of the Effective Date and the corresponding adjustment to its short-term lease liability. To estimate, the market rent, comparable closed leases and current lease listing were analyzed. Market rent growth was based on published survey data.

(24)	Primarily reflects the write-off of long-term portion of contract acquisition and pre-operating costs related to two customer contracts in Norway.
(25)
Reflects the valuation adustments to the Lombard Debt, Macquarie Debt, PK Air Debt and Airnorth Debt. The fair value for these debt instruments was determined by considering the future cash flows of the instruments based on the contractual interest rates and then discounted back to Day 1, based on the implied market yield and the Company’s credit rating as of the Effective Date. When fair valuing the debt, credit spreads, a term-matched risk-free rate associated with each payment based on interpolating the U.S. Constant Maturity Treasury Curve, yield volatility (ranging from 30% to 35%) and call schedule (ranging from 100.25% to 103.5%) were utilized. All of the Predecessor’s unamortized debt issuance costs of $15.2 million were written off as of October 31, 2019. Refer to Note 7 for definitions of and further information regarding debt instruments.

(26)	Reflects the valuation adjustment to the Company’s pension liabilities. The fair value was determined by updating the pension plan assumptions and calculations as of the Effective Date.
(27)	Represents the write-off of long-term deferred revenue as no performance obligations remained for the Successor.
(28)	Represents the adjustments to deferred tax liability.
(29)	Reflects the portion of the valuation adjustments to land, buildings and equipment applicable to noncontrolling interest.
(30)	Represents the cumulative impact of the Fresh-Start Accounting adjustments discussed above and the cancellation of the Predecessor's retained earnings and accumulated other comprehensive loss.
Reorganization Items
Reorganization items represent (i) expenses or income incurred subsequent to the Petition Date as a direct result of the Plan, (ii) gains or losses from liabilities settled, and (iii) fresh-start accounting adjustments and are recorded in “Reorganization items” in the Company’s unaudited condensed consolidated statements of operations. The following table summarizes the net reorganization items (in thousands):
Predecessor
Seven Months Ended October 31, 2019
Gain on settlement of liabilities subject to compromise	$265,591
Fresh-start accounting adjustments	(686,116)
Reorganization professional fees and other	(197,448)
Gain (loss) on reorganization items	$(617,973)
Cash paid for reorganization items for the two months ended December 31, 2019 (Successor), one month ended October 31, 2019 (Predecessor) and seven months ended October 31, 2019 (Predecessor) was $16.3 million, $50.3 million and $66.0 million, respectively.
Note 4 — TRANSACTIONS
Merger Agreement
On January 23, 2020, Bristow entered into an Agreement and Plan of Merger, as amended on April 22, 2020 (the “Merger Agreement”) with Era Group Inc., a Delaware corporation (“Era”), and Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Era (“Merger Sub”), pursuant to which Merger Sub will merge with and into Bristow, with Bristow continuing as the surviving corporation and direct wholly owned subsidiary of Era (the “Merger”). Following the Merger, Era intends to change its name to Bristow Group Inc. (the “Combined Company”), and its common stock will remain listed on the New York Stock Exchange.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
On the terms and subject to the conditions set forth in the Merger Agreement, the consideration payable to holders of outstanding New Common Stock (including holders of any shares issued as a result of the conversion of New Preferred Stock and certain shares of New Common Stock held in reserve) outstanding immediately prior to the closing will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Combined Company (“Combined Company Common Stock”) equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the number of shares of Era common stock outstanding immediately prior to the Merger, calculated on fully-diluted basis, divided by (y) 23% (the “Aggregate Merger Consideration”). Each holder of New Common Stock, other than holders of dissenting shares, shall be entitled to receive, for each share of New Common Stock, a number of shares of Combined Company Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of New Common Stock outstanding immediately prior to the Merger (including any shares issued as a result of the conversion of New Preferred Stock, any shares underlying Bristow options or restricted stock units and certain shares of New Common Stock held in reserve) (the “Per Share Merger Consideration”), plus the cash value of any fractional shares of Combined Company Common Stock that would otherwise be payable.
Holders of restricted stock units under the MIP will be entitled to receive restricted stock units in the Combined Company equal to the number of Bristow restricted stock units held, multiplied by the Per Share Merger Consideration, and subject to the same restrictions. Holders of stock options under the MIP will receive options to purchase shares of Combined Company Common Stock equal to the number of shares of New Common Stock held multiplied by the Per Share Merger Consideration, with the exercise prices adjusted accordingly.
The Merger Agreement contains customary representations and warranties from each of Bristow and Era, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business prior to the closing, (2) the use of reasonable best efforts to consummate the Merger and obtain all required consents and approvals, including regulatory approvals, (3) the preparation and filing of a registration statement on Form S-4 by Era to register the Aggregate Merger Consideration and a joint proxy statement for the special meetings or approval by written consent, as applicable, of stockholders of Bristow and Era, (4) holding a meeting or approval by written consent, as applicable, of stockholders of each company to obtain their requisite approvals in connection with the Merger, including, among other approvals, the approval by Era stockholders of the issuance of shares of Combined Company Common Stock in the Merger (the “Stock Issuance”) and an amendment to the certificate of incorporation of Era to increase the number of authorized shares of Combined Company Common Stock (the “Charter Amendment”), and (5) subject to certain exceptions, the recommendation of the Board of Directors (the “Board”) of each of Bristow and Era that such approvals be provided.
The Merger Agreement also prohibits Bristow and Era from soliciting competing acquisition proposals, except that, subject to customary exceptions and limitations, prior to receiving stockholder approval, either party may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of Bristow or Era, as applicable, determines, after considering any adjustments to the Merger Agreement proposed by the other party following good faith negotiations during a three business day matching period, that such acquisition proposal would reasonably be expected to result in a superior proposal and failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. The board of directors of each of Bristow and Era is also permitted to change its recommendation prior to the vote of its stockholders if such board of directors determines in good faith (after consultation with its respective outside counsel and financial advisor) that an acquisition proposal constitutes a superior proposal. Additionally, the board of directors of each of Bristow and Era is permitted to change its recommendation prior to the vote of its stockholders in response to certain intervening events.
Each of Bristow’s and Era’s obligation to consummate the Merger is subject to the satisfaction or waiver of certain conditions, including, among others, (1) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act (“HSR Act”) or any other antitrust law, (2) the absence of any governmental order or law prohibiting the consummation of the Merger, (3) adoption of the Merger Agreement by holders of a majority of the outstanding shares of New Common Stock and New Preferred Stock voting on an as-converted

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
basis, plus one “Major Holder” (as defined in Bristow’s stockholders’ agreement and which, as of the date hereof, refers to each of the signatories to the voting agreements described below), (4) the approval of the Stock Issuance and Charter Amendment by Era’s stockholders, (5) the effectiveness of the registration statement for Combined Company Common Stock to be issued in the Merger and the authorization for listing of those shares on the New York Stock Exchange, (6) the absence of a material adverse effect on the other party, (7) the accuracy of the other party’s representations and warranties, subject to customary materiality qualifiers and (8) compliance of the other party with its respective covenants under the Merger Agreement in all material respects. Era’s obligation to consummate the Merger is also subject to (x) the conversion of all shares of New Preferred Stock into New Common Stock, and (y) the termination of Bristow’s stockholders’ agreement. Bristow’s obligation to consummate the Merger is also subject to the receipt of a tax opinion from Bristow’s counsel.
The Merger Agreement contains certain termination rights for each of Bristow and Era, including if (1) the Merger is not consummated by October 23, 2020 (as it may be extended, the “End Date”), which date will be extended automatically until January 23, 2021, if all conditions precedent, other than the expiration of the waiting period under the HSR Act, have been satisfied or are capable of being satisfied, (2) there is a law or order permanently enjoining or otherwise prohibiting the consummation of the Merger, (3) the required approval of the stockholders of Bristow or Era is not obtained, (4) there has been an intentional material breach of the no-solicitation covenant by the other party, or (5) there has been a material breach of the covenants or representations and warranties by the other party that is not cured such that the applicable closing conditions are not satisfied. In addition, among other reasons, (a) Bristow may terminate the Merger Agreement in the event that Era’s board of directors changes its recommendation in favor of Era stockholders’ approval of the Stock Issuance and the Charter Amendment and (b) Era may terminate the Merger Agreement in the event that Bristow’s board of directors changes its recommendation in favor of Bristow stockholders’ approval of the Merger.
If the Merger Agreement is terminated (1) (i) because (A) the approval of the Era stockholders is not obtained, (B) Bristow terminates the Merger Agreement due to a material uncured breach by Era or (C) either party terminates the Merger Agreement after the Merger has not been consummated by the End Date at a time when Bristow could have terminated the agreement because of a material uncured breach by Era or a change in the Era board recommendation to the Era stockholders, (ii) an alternative transaction had been publicly announced prior to the Era stockholder meeting and such proposal has not been withdrawn or expired at least 5 days prior to the meeting and (iii) and within 12 months of such termination, Era has entered into a definitive agreement with respect to an alternative sale transaction, which transaction is thereafter consummated; or (2) by Bristow before the approval of Era’s stockholders is obtained because Era’s board of directors has changed its recommendation, then Era will be required to pay Bristow a termination fee of $9,000,000.
If the Merger Agreement is terminated (1) (i) because (A) the approval of the Bristow stockholders is not obtained, (B) Era terminates the Merger Agreement due to a material uncured breach by Bristow or (C) either party terminates the Merger Agreement after the Merger has not been consummated by the End Date at a time when Era could have terminated the agreement because of a material uncured breach by Bristow or a change in the Bristow board recommendation to the Bristow stockholders, (ii) an alternative transaction has been publicly announced prior to the Bristow stockholder meeting and such proposal has not been withdrawn or expired at least 5 days prior to the meeting and (iii) and within 12 months of such termination, Bristow has entered into a definitive agreement with respect to an alternative sale transaction, which transaction is thereafter consummated; or (2) by Era before the approval of Bristow’s stockholders is obtained because the Bristow Board has changed its recommendation, then Bristow will be required to pay Era a termination fee of $9,000,000.
In addition, each party will be obligated to reimburse the other party’s expenses in an amount not to exceed $4,000,000 if the Merger Agreement is terminated because of the failure to obtain the required approval of such party’s stockholders and a termination fee is otherwise not payable to the other party pursuant to the terms and conditions of the Merger Agreement.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Voting Agreements
In connection with the execution of the Merger Agreement, on January 23, 2020, Bristow and Era entered into individual voting agreements with certain significant stockholders of Bristow (collectively, the “Significant Stockholders” and such agreements, the “Voting Agreements”), pursuant to which (i) each Significant Stockholder has agreed, among other things, to, as promptly as practicable following effectiveness of the S-4 Registration Statement, deliver a duly executed consent in favor of the Merger and adoption of the Merger Agreement and (ii) Era has agreed to negotiate in good faith a registration rights agreement that will be entered into with each such Significant Stockholder.
Each Voting Agreement shall terminate upon the earliest of (a) the effective time of the Merger, (b) any amendment to the Merger Agreement made without such Significant Stockholder’s consent that reduces the amount or changes the form of the Aggregate Merger Consideration, adversely affects the tax consequences of such Significant Stockholder, changes certain governance rights set forth in the Merger Agreement or extends the End Date beyond January 23, 2021 and (c) the termination of the Merger Agreement in accordance with its terms.
Conditional Novation Agreement
In connection with the entry into the Merger Agreement, Era, Bristow, certain subsidiaries of Bristow and PK AirFinance S.à r.l. (“PK AirFinance”) entered into a conditional novation agreement, pursuant to which Era agreed, effective upon closing of the Merger, to replace Bristow as the parent guarantor under the $230 million credit agreement, dated as of July 17, 2017, among Bristow Equipment Leasing Ltd., the several banks, other financial institutions and other lenders from time to time party thereto and PK AirFinance, as agent and security trustee (as amended, the “PK Credit Agreement”).
Note 5 — REVENUE RECOGNITION
Revenue Recognition
In general, the Company recognizes revenue when a service is provided or a good is sold to a customer and there is a contract. At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies all performance obligations for each distinct promise that transfers a good or service (or bundle of goods or services) to the customer. To identify the performance obligations, the Company considers all goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. Revenue is recognized when control of the identified distinct goods or services has been transferred to the customer, the transaction price is determined and allocated to the satisfied performance obligations and the Company has determined that collection has occurred or is probable of occurring.
A majority of the Company’s revenue from contracts with customers is currently generated through two types of contracts: helicopter services and fixed wing services. Each contract type has a single distinct performance obligation as described below.
Helicopter services — The Company’s customers — major integrated, national and independent offshore energy companies — charter its helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, the Company’s customers also charter its helicopters to transport time-sensitive equipment to these offshore locations. The customers for SAR services include both the oil and gas industry and governmental agencies. Revenue from helicopter services is recognized when the performance obligation is satisfied over time based on contractual rates as the related services are performed.
A performance obligation arises under contracts with customers to render services and is the unit of account under the new accounting guidance for revenue. Operating revenue from the Company’s oil and gas segment is derived mainly from fixed-term contracts with its customers, a substantial portion of which is competitively bid. A small portion of its oil and gas customer revenue is derived from providing services on an “ad-hoc” basis. Its fixed-term contracts typically have original terms of one year to seven years (subject to provisions permitting

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
early termination by its customers). The Company accounts for services rendered separately if they are distinct and the service is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Within this contract type for helicopter services, the Company determined that each contract has a single distinct performance obligation. These contracts include a fixed monthly rate for a particular model of aircraft, and flight hour services, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. Variable charges within its flight services contracts are not effective until a customer-initiated flight order is received and the actual hours flown are determined; therefore, the associated flight revenue generally cannot be reasonably and reliably estimated beforehand. A contract’s standalone selling prices are determined based upon the prices that the Company charges for services rendered. Revenue is recognized as performance obligations are satisfied over time, by measuring progress towards satisfying the contracted services in a manner that best depicts the transfer of services to the customer, which is generally represented by a period of 30 days or less. The Company typically invoices customers on a monthly basis and the term between invoicing and when the payment is due is typically between 30 and 60 days. In order to offset potential increases in operating costs, long-term contracts may provide for periodic increases in the contractual rates charged for services. The Company recognizes the impact of these rate escalations when estimable and applicable, which generally includes written acknowledgment from the customers that they are in agreement with the amount of the rate escalation. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursed costs recorded as reimbursable expense on the Company’s condensed consolidated statements of operations.
Taxes collected from customers and remitted to governmental authorities are reported on a net basis in the Company’s financial statements. Thus, the Company excludes taxes imposed on the customer and collected on behalf of governmental agencies to be remitted to these agencies from the transaction price in determining the revenue related to contracts with a customer.
Fixed wing services — Airnorth provides fixed wing transportation services through regular passenger transport (scheduled airline service with individual ticket sales) and charter services. A performance obligation arises under contracts with customers to render services and is the unit of account under the new accounting guidance for revenue. Within fixed wing services, the Company determined that each contract has a single distinct performance obligation. Revenue is recognized over time at the earlier of the period in which the service is provided or the period in which the right to travel expires, which is determined by the terms and conditions of the ticket. Ticket sales are recorded within deferred revenue in accordance with the above policy. Both chartered and scheduled airline service revenue is recognized net of passenger taxes and discounts.
Contract Assets, Liabilities and Receivables
The Company generally satisfies performance of contract obligations by providing helicopter and fixed wing services to its customers in exchange for consideration. The timing of performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. A contract asset exists when the Company has a contract with a customer for which revenue has been recognized (i.e., services have been performed), but customer payment is contingent on a future event (i.e. satisfaction of additional performance obligations). These contract assets are transferred to receivables when the right to consideration becomes unconditional. Contract liabilities relate to deferred revenue in which advance consideration is received from customers for contracts where revenue is recognized on future performance of services.
As of December 31 (Successor) and March 31, 2019 (Predecessor), receivables related to services performed under contracts with customers were $159.7 million and $164.7 million, respectively. All receivables from non-affiliates and affiliates are broken out further in the condensed consolidated balance sheets. During the two months ended December 31, 2019 (Successor), the Company recognized $4.4 million of revenue from outstanding contract liabilities. During the seven months ended October 31, 2019 (Predecessor) and nine months

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
ended December 31, 2018 (Predecessor), the Company recognized $8.5 million and $9.6 million of revenue from outstanding contract liabilities, respectively. Contract liabilities related to services performed under contracts with customers was $4.5 million and $10.0 million as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor), respectively. Contract liabilities are primarily generated by fixed wing services where customers pay for tickets in advance of receiving the Company’s services and advanced payments from helicopter services customers. There were no contract assets as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor).
There was no revenue recognized from satisfied performance obligations related to prior periods (for example, due to changes in transaction price) for the two months ended December 31, 2019 (Successor). There was no revenue recognized from satisfied performance obligations related to prior periods for the seven months ended October 31, 2019 (Predecessor) and $1.9 million was recognized for the three and nine months ended December 31, 2018 (Predecessor).
Revenue from third party customers
Total revenue related to third party customers is as follows (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Revenue:
Operating revenue from non-affiliates	$183,681	$96,688	$301,439
Operating revenue from affiliates	3,525	2,175	4,424
Reimbursable revenue from non-affiliates	7,602	4,168	14,238
Revenue from Contracts with Customers	194,808	103,031	320,101
Other revenue from non-affiliates	279	139	1,767
Other revenue from affiliates	5,837	2,657	7,990
Total Revenue	$200,924	$105,827	$329,858
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Revenue:
Operating revenue from non-affiliates	$183,681	$691,360	$944,164
Operating revenue from affiliates	3,525	12,015	12,811
Reimbursable revenue from non-affiliates	7,602	34,304	47,091
Revenue from Contracts with Customers	194,808	737,679	1,004,066
Other revenue from non-affiliates	279	945	19,088
Other revenue from affiliates	5,837	18,599	22,715
Total Revenue	$200,924	$757,223	$1,045,869
Remaining Performance Obligations
Remaining performance obligations represent firm contracts for which work has not been performed and future revenue recognition is expected. The table below discloses (1) the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and (2) the expected timing to recognize this revenue (in thousands):

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Remaining Performance Obligations (Successor)
	Three Months Ending March 31, 2020	Fiscal Year Ending March 31,
		2021	2022	2023	2024 and thereafter	Total
Outstanding Service Revenue:
Helicopter contracts	$146,088	$322,983	$199,800	$189,861	288,136	$1,146,868
Fixed-wing contracts	1,084	495	—	—	—	1,579
Total remaining performance obligation revenue	$147,172	$323,478	$199,800	$189,861	288,136	$1,148,447
Although substantially all of the Company’s revenue is under contract, due to the nature of the business, the Company does not have significant remaining performance obligations as its contracts typically include unilateral termination clauses that allow its customers to terminate existing contracts with a notice period of 30 to 365 days. The table above includes performance obligations up to the point where the parties can cancel existing contracts. Any applicable cancellation penalties have been excluded. As such, the Company’s actual remaining performance obligation revenue is expected to be greater than what is reflected above. In addition, the remaining performance obligation disclosure does not include expected consideration related to performance obligations of a variable nature (i.e., flight services) as they cannot be reasonably and reliably estimated.
Other Considerations and Practical Expedients
The Company was awarded a government contract to provide SAR services for all of the U.K., which commenced in April 2015. The Company previously incurred costs related to this contract that generate or enhance the resources used to fulfill the performance obligation within the contract and the costs are expected to be recoverable. These contract acquisition and pre-operating costs qualified for capitalization. These capitalized contract acquisition and pre-operating costs related to the U.K. SAR contract and two customer contracts in Norway were capitalized and amortized by the Predecessor Company prior to implementation of fresh-start accounting. See Notes 1 and 3 for further details.
The Company incurs incremental direct costs for obtaining contracts through sales commissions paid to ticket agents to sell seats on regular public transportation flights for its fixed-wing services only. The Company will utilize the practical expedient allowed by the FASB that permits expensing the incremental costs of obtaining a contract when incurred, if the amortization period of the contract asset that would otherwise have been recognized is one year or less.
In addition, the Company applied the invoice practical expedient that allows the recognition of revenue in the amount to which the Company has the right to invoice the customer and corresponds directly with the value to the customer of the Company’s performance completed to date.
Note 6 — VARIABLE INTEREST ENTITIES
A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. If the Company determines that it has operating power and the obligation to absorb losses or receive benefits, consolidate the VIE as the primary beneficiary, and if not, the Company does not consolidate.
As of December 31, 2019 (Successor), the Company had interests in five VIEs of which the Company was the primary beneficiary, which are described below, and had no interests in VIEs of which the Company was not the primary beneficiary. See Note 3 to the fiscal year 2019 Financial Statements for a description of other investments in significant affiliates.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Bristow Aviation Holdings Limited — The Company owns 49% of Bristow Aviation’s common stock and a significant amount of its subordinated debt. Bristow Aviation is incorporated in England and, through its subsidiaries, holds all the outstanding shares in Bristow Helicopters. Bristow Aviation’s subsidiaries provide industrial aviation services to customers primarily in the U.K., Norway, Australia, Nigeria and Trinidad and fixed wing services primarily in the U.K. and Australia. Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc (“Caledonia”) and a European Union investor (the “E.U. Investor”) owned 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares, although Caledonia had voting control over the E.U. Investor’s shares.
In addition to the Company’s ownership of 49% of Bristow Aviation’s outstanding ordinary shares, in May 2004, the Company acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). The Company also has £91.0 million ($120.6 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $2.6 billion as of December 31, 2019 (Successor).
The Company’s operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and E.U. statutes and regulations. The Company carries persons and property in its aircraft pursuant to an operating license issued by the Civil Aviation Authority (the “CAA”). The holder of an operating license must meet the ownership and control requirements of Council Regulation 2407/92. To operate under this license, the company through which the Company conducts operations in the U.K., Bristow Helicopters, must be owned directly or through majority ownership by E.U. nationals, and must at all times be effectively controlled by them. The Company’s ownership of 49% of the ordinary shares of Bristow Aviation, the entity that owns Bristow Helicopters, is to comply with these restrictions. Caledonia, the Company and the E.U. Investor also entered into a put/call agreement under which, upon giving specified prior notice, the Company had the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each had the right to require the Company to purchase such shares. As discussed above, under current English law, the Company would be required, in order for Bristow Aviation to retain its operating license, to find a qualified E.U. investor to own any Bristow Aviation shares the Company has the right to acquire under the put/call agreement. In addition, the put/call agreement limits the Company’s ability to exercise the put/call option through a requirement to consult with the CAA in the U.K. regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new E.U. investor. However, the Company would work diligently to find an E.U. investor suitable to the CAA. The amount by which the Company could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and the Company has reflected this amount on the condensed consolidated balance sheets as noncontrolling interest. On March 14, 2019, the E.U. Investor provided notice of his intent to exercise his right to require the Company or a qualified E.U. investor to purchase his Bristow Aviation shares for £100,000. In addition, on April 29, 2019, Caledonia provided notice of its intent to exercise its right to require the Company or a qualified E.U. investor to purchase its Bristow Aviation shares for £920,000, under the Company’s put/call agreement with this stockholder. As a result, in September 2019 and October 2019, 5% and 46%, respectively, of such shares were purchased by Impigra Aviation Holdings Limited (“Impigra”), a qualified E.U. investor, with proceeds from two loans received from Bristow Holdings Company Ltd. III (“BHC III”), a Bristow subsidiary. Impigra, is a British company owned 100% by U.K. Bristow employees and now owns 51% of the ordinary shares of Bristow Aviation. There was no material change to the Bristow Aviation shareholders’ agreement or the put/call agreement which Impigra is now a party to. Impigra is also a VIE that the Company consolidates as the primary beneficiary and the Company eliminates the loans discussed above in consolidation. Brexit is anticipated to require a qualified U.K. investor rather than a qualified E.U. investor. Impigra is expected to meet the requirements to satisfy a qualified U.K. investor requirement.
Furthermore, the call option provides a mechanism whereby the economic risk for the other investor is limited should the financial condition of Bristow Aviation deteriorate. The call option price is the nominal value of the

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
ordinary shares held by the noncontrolling shareholder (£1.0 million as of December 31, 2019 (Successor)) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. The Company can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid by Bristow Aviation. The Company has accrued the annual return due to the other shareholder at a rate of sterling LIBOR plus 3% by recognizing noncontrolling interest expense on its condensed consolidated statements of operations, with a corresponding increase in noncontrolling interest on its condensed consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in noncontrolling interest on its condensed consolidated balance sheets. The other investor has an option to put its shares in Bristow Aviation to us. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price.
Bristow Aviation and its subsidiaries are exposed to similar operational risks and are therefore monitored and evaluated on a similar basis by management. Accordingly, the financial information reflected on the Company’s condensed consolidated balance sheets and statements of operations for Bristow Aviation and subsidiaries is presented in the aggregate, including intercompany amounts with other consolidated entities, as follows (in thousands):
	Successor	Predecessor
	December 31, 2019	March 31, 2019
Assets
Cash and cash equivalents	$91,282	$83,499
Restricted cash	3,341	—
Accounts receivable	311,672	307,864
Inventories	59,004	85,977
Prepaid expenses and other current assets	23,689	36,646
Total current assets	488,988	513,986
Investment in unconsolidated affiliates	512	3,087
Property and equipment, net	315,390	281,944
Right-of-use assets	111,946	—
Goodwill	—	18,436
Other assets	205,970	229,902
Total assets	$1,122,806	$1,047,355
Liabilities
Accounts payable	$470,498	$442,187
Accrued liabilities	100,877	113,905
Accrued interest	2,619,166	2,399,704
Current maturities of long-term debt	8,258	85,287
Total current liabilities	3,198,799	3,041,083
Long-term debt, less current maturities	452,302	384,369
Accrued pension liabilities	31,052	25,726
Other liabilities and deferred credits	1	4,810
Deferred taxes	4	37,063
Long-term operating lease liabilities	43,797	—
Total liabilities	$3,725,955	$3,493,051

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Revenue	$172,174	$91,324	$292,047
Operating loss	(10,657)	47,917	(9,496)
Net loss	(62,845)	(112,587)	(85,922)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Revenue	172,174	$663,047	$935,304
Operating loss	(10,657)	45,505	(40,642)
Net loss	(62,845)	(193,867)	(270,263)
Bristow Helicopters (Nigeria) Ltd. — Bristow Helicopters (Nigeria) Ltd. (“BHNL”) is a joint venture in Nigeria in which Bristow Helicopters owns a 48% interest, a Nigerian company owned 100% by Nigerian employees owns a 50% interest and an employee trust fund owns the remaining 2% interest as of December 31, 2019 (Successor). BHNL provides industrial aviation services to customers in Nigeria.
In order to be able to bid competitively for services in the Nigerian market, the Company was required to identify local citizens to participate in the ownership of entities domiciled in the region. However, these owners do not have extensive knowledge of the aviation industry and have historically deferred to the Company’s expertise in the overall management and day-to-day operation of BHNL (including the establishment of operating and capital budgets and strategic decisions regarding the potential expansion of BHNL’s operations). The Company has also historically provided subordinated financial support to BHNL and will need to continue to do so unless and until BHNL acquires sufficient equity to permit itself to finance its activities without that additional support from the Company. As the Company has the power to direct the most significant activities affecting the economic performance and ongoing success of BHNL and hold a variable interest in the entity in the form of the Company’s equity investment and working capital infusions, the Company consolidates BHNL as the primary beneficiary. The employee-owned Nigerian entity referenced above purchased a 19% interest in BHNL in December 2013 with proceeds from a loan received from BGI Aviation Technical Services Nigeria Limited (“BATS”). In July 2014, the employee-owned Nigerian entity purchased an additional 29% interest with proceeds from a loan received from Bristow Helicopters (International) Limited (“BHIL”). In April 2015, Bristow Helicopters purchased an additional 8% interest in BHNL and the employee-owned Nigerian entity purchased an additional 2% interest with proceeds from a loan received from BHIL. Both BATS and BHIL are wholly-owned subsidiaries of Bristow Aviation. The employee-owned Nigerian entity is also a VIE that the Company consolidates as the primary beneficiary and the Company eliminates the loans discussed above in consolidation.
BHNL is an indirect subsidiary of Bristow Aviation; therefore, financial information for this entity is included within the amounts for Bristow Aviation and its subsidiaries presented above.
Pan African Airlines (Nigeria) Ltd. — Pan African Airlines (Nigeria) Ltd. (“PAAN”) is a joint venture in Nigeria with local partners in which the Company owns a 50.17% interest. PAAN provides industrial aviation services to customers in Nigeria.
The activities that most significantly impact PAAN’s economic performance relate to the day-to-day operation of PAAN, setting the operating and capital budgets and strategic decisions regarding the potential expansion of PAAN’s operations. Throughout the history of PAAN, the Company’s representation on the board and secondment to PAAN of its managing director has enabled the Company to direct the key operational decisions of PAAN (without objection from the other board members). The Company has also historically provided subordinated financial support to PAAN. As the Company have the power to direct the most significant activities affecting the economic performance and ongoing success of PAAN and hold a variable interest in the form of the

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Company’s equity investment and working capital infusions, the Company consolidates PAAN as the primary beneficiary. However, as long as the Company owns a majority interest in PAAN, the separate presentation of financial information in a tabular format for PAAN is not required.
Note 7 — DEBT
Debt as of December 31 and March 31, 2019 consisted of the following (in thousands):
	Successor	Predecessor
	December 31, 2019	March 31, 2019
8.75% Senior Secured Notes due 2023(1)	$—	$347,400
4 1∕2% Convertible Senior Notes due 2023(1)	—	112,944
614∕% Senior Notes due 2022(1)	—	401,535
Term Loan	75,000	—
Lombard Debt(2)	146,819	183,450
Macquarie Debt(2)	149,968	171,028
PK Air Debt(2)	206,651	212,041
Airnorth Debt(2)	8,117	11,058
Humberside Debt	358	—
Other Debt	—	9,168
Unamortized debt issuance costs(3)	—	(21,771)
Total debt	586,913	1,426,853
Less short-term borrowings and current maturities of long-term debt	(41,018)	(1,418,630)
Total long-term debt	$545,895	$8,223
(1)	These notes were settled in accordance with the Plan. See Note 2 for further details.
(2)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted debt to its aggregate respective fair value at the Effective Date by a reduction of $57.7 million. The adjustments as of December 31, 2019 were as follows: $30.0 million for the Lombard Debt, $11.7 million for the Macquarie Debt, $13.3 million for the PK Air Debt and $0.7 million for the Airnorth Debt.

(3)	All unamortized debt issuance costs were written off as of October 31, 2019 (Predecessor).
Classification of Debt — As discussed in Note 1, on the Petition Date, the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. The Debtors’ Chapter 11 Cases were jointly administered under the caption In re: Bristow Group Inc., et al., Main Case No. 19-32713. During the pendency of the Chapter 11 Cases, the Debtors continued to operate their businesses and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases and other defaults under the Company’s debt agreements resulted in the debt being classified as current as of March 31, 2019 (Predecessor).
Waiver of Defaults — Prior to the Petition Date and during the Chapter 11 Cases, the Company entered into waiver letters with respect to certain of its debt agreements, including the PK Credit Agreement; the term loan credit agreement, dated as of February 1, 2017, among Bristow U.S. LLC, the several banks, other financial institutions and other lenders from time to time party thereto and Macquarie Bank Limited, as administrative agent and as security agent (as amended, the “Macquarie Credit Agreement”); the ABL Facility (as defined below); the term loan credit agreement, dated as of November 11, 2016, among Bristow Aircraft Leasing Limited (“BALL”), as borrower, the lenders from time to time party thereto and Lombard North Central plc, as administrative agent and as security trustee (the “BALL Lombard Credit Agreement”); the term loan credit agreement, dated as of November 11, 2016, among Bristow U.S. Leasing LLC, as borrower, the lenders from time to time party thereto and Lombard North Central plc, as administrative agent and as security trustee (the “BULL Lombard Credit Agreement” and, together with the BALL Lombard Credit Agreement, the “Lombard

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Debt”); and certain other secured equipment financings and leases. Pursuant to such waiver letters, the Company received waivers of certain breaches, defaults, events of default or cross-defaults under such debt agreements. As discussed below under “— Events of Default,” the filing of the Chapter 11 Cases constituted an event of default under the PK Credit Agreement (the “PK Air Debt”), the BULL Lombard Credit Agreement and the Macquarie Credit Agreement (the “Macquarie Debt”).
Events of Default — The filing of the Chapter 11 Cases constituted an event of default under the following instruments and agreements:
•
The Third Supplemental Indenture, dated as of October 12, 2012, to the Indenture, dated as of June 17, 2008 (the “Base Indenture”), among the Company, the guarantors named therein and Wilmington Trust, National Association, as successor trustee to U.S. Bank National Association (“U.S. Bank”), and the Company’s 6 1∕4% Senior Notes issued thereunder;

•
The Sixth Supplemental Indenture to the Base Indenture, dated as of December 18, 2017, among the Company, the guarantors named therein and Delaware Trust Company, as successor trustee to U.S. Bank, and the Company’s 4 1∕2% Convertible Senior Notes issued thereunder;

•
The Indenture, dated as of March 6, 2018, among the Company, the guarantors named therein and U.S. Bank, as trustee and collateral agent, and the Company’s 8.75% Senior Secured Notes issued thereunder;

•	The PK Credit Agreement;
•	The Macquarie Credit Agreement;
•	The BULL Lombard Credit Agreement; and
•	Various aircraft operating leases and real estate leases.
The instruments and agreements described above provide that, as a result of the commencement of the Chapter 11 Cases, the financial obligations thereunder, including for the debt instruments any principal amount, together with accrued interest thereon, are immediately due and payable. However, any efforts to enforce payment of such financial obligations under such instruments and agreements were automatically stayed as a result of the filing of the Chapter 11 Cases and the holders’ rights of enforcement in respect of such financial obligations were subject to the applicable provisions of the Bankruptcy Code.
8.75% Senior Secured Notes due 2023— On August 12, 2019, the Company commenced a tender offer (the “Tender Offer”) to purchase for cash its outstanding 8.75% Senior Secured Notes, up to an aggregate principal amount that would not result in an aggregate purchase price (including accrued and unpaid interest to, but not including, the settlement date) that exceeded $75.0 million. On September 11, 2019, the Company completed the Tender Offer, purchasing $74.8 million aggregate principal amount of the 8.75% Senior Secured Notes for $74.8 million, plus accrued and unpaid interest of $0.2 million, using funds borrowed under the DIP Credit Agreement. Additionally, per the Plan, the holders of the 8.75% Senior Secured Notes claims received 97% of the outstanding balance in cash and the remainder 3% in rights to participate in the Rights Offering.
In accordance with the Plan, on the Effective Date, all outstanding obligations under the 8.75% Senior Secured Notes, including the indentures governing such obligations, were cancelled, except to the limited extent expressly set forth in the Plan. See Note 2 for further details.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
4 1∕2% Convertible Senior Notes due 2023 — The balances of the debt and equity components of the Company’s 4 1∕2% Convertible Senior Notes are as follows (in thousands):
	Successor	Predecessor
	December 31, 2019	March 31, 2019
Equity component - net carrying value	$—	$36,778
Debt component:
Face amount due at maturity	$—	$143,750
Unamortized discount	—	(30,806)
Debt component - net carrying value	$—	$112,944
Prior to May 11, 2019, the remaining debt discount was being amortized to interest expense over the term of the 4 1∕2% Convertible Senior Notes using the effective interest rate. The effective interest rate for April 1, 2019 to May 11, 2019 (Predecessor) was 11.0%. Interest expense related to the 4 1∕2% Convertible Senior Notes was as follows (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Contractual coupon interest	$—	$—	$1,620
Amortization of debt discount	—	—	1,412
Total interest expense	$—	$—	$3,032
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Contractual coupon interest	$—	$715	$1,620
Amortization of debt discount	—	648	1,412
Total interest expense	$—	$1,363	$3,032
As of May 11, 2019, the Company determined that the 4 1∕2% Convertible Senior Notes were an allowed claim and therefore reclassified the balance to liabilities subject to compromise and discontinued accruing interest on these obligations. Contractual interest on the 4 1∕2% Convertible Senior Notes for the one and seven months ended October 31, 2019 (Predecessor) was $0.6 million and $3.8 million, respectively, which is $0.6 million and $3.1 million in excess of reported interest expense for the one and seven months ended October 31, 2019 (Predecessor), respectively. In connection with reclassifying the 4 1∕2% Convertible Senior Notes to liabilities subject to compromise, the Company wrote-off $30.2 million of unamortized discount and $2.3 million of deferred financing fees included in reorganization items, net on the condensed consolidated statements of operations.
In accordance with the Plan, on the Effective Date, all outstanding obligations under the 4 1∕2% Convertible Senior Notes, including the indentures governing such obligations, were cancelled, except to the limited extent expressly set forth in the Plan. See Note 2 for further details.
6 1∕4% Senior Notes due 2022 — As of May 11, 2019, the Company determined that the 6 1∕4% Senior Notes were an allowed claim and therefore reclassified the balance to liabilities subject to compromise and discontinued accruing interest on these obligations. Contractual interest on the 6 1∕4% Senior Notes for the one and seven months ended October 31, 2019 (Predecessor) was $2.1 million and $14.6 million, respectively, which is $2.1 million and $11.9 million in excess of reported interest expense for the one and seven months ended

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
October 31, 2019 (Predecessor), respectively. In connection with reclassifying the 6 1∕4% Senior Notes to liabilities subject to compromise, the Company wrote-off $2.4 million of deferred financing fees included in reorganization items, net on the condensed consolidated statements of operations.
In accordance with the Plan, on the Effective Date, all outstanding obligations under the 6 1∕4% Senior Notes, including the indentures governing such obligations, were cancelled, except to the limited extent expressly set forth in the Plan. See Note 2 for further details.
Term Loan Agreement — On May 10, 2019, the Company (together with its subsidiary BHC III as co-borrower) entered into a Term Loan Credit Agreement (the “Term Loan Agreement”) with a syndicate of institutional lenders, certain subsidiaries of the Company as guarantors, and Ankura Trust Company, LLC, as administrative agent (the “Term Loan Agent”), for a senior secured term loan of $75 million (the “2019 Term Loan”).
Immediately upon entering into the Term Loan Agreement, and prior to the Petition Date, the Company and BHC III borrowed the full amount thereunder, the net proceeds of which were used for general corporate purposes, including to fund the working capital and liquidity requirements of the Company during the pendency of the Chapter 11 Cases. The full principal amount of the 2019 Term Loan is due May 10, 2022. At the Company’s election, borrowings under the 2019 Term Loan bear interest at either (x) the Eurodollar Rate (as defined in the Term Loan Agreement) or (y) the Base Rate (as defined in the Term Loan Agreement), in each case, plus an applicable margin. The Term Loan Agreement contains customary pre-payment requirements.
The Term Loan Agreement contains customary negative covenants that, among other things, restrict, subject to certain exceptions, the Company’s and its subsidiaries’ incurrence of additional indebtedness or liens, mergers, dispositions of assets, investments, restricted payments, modifications to material agreements, transactions with affiliates and fundamental changes. In addition, the Term Loan Agreement required that, on the delivery of each Variance Report (as defined in the Term Loan Agreement), total operating disbursements and total receipts of the Company and its subsidiaries for certain specified periods would not exceed (with respect to disbursements) or be less than (with respect to total receipts) the aggregate amount forecasted therefor for such period by more (with respect to disbursements) or less (with respect to total receipts) than a specified percentage of the forecasted amount. The Term Loan Agreement also contains customary affirmative covenants and customary representations and warranties.
The Term Loan Agreement specifies certain customary events of default, including, among others, failure to pay principal or interest on the 2019 Term Loan when due, the breach of representations or warranties in any material respect, non-performance of other covenants and obligations, judgments, the occurrence of certain ERISA events and certain change of control events.
In connection with the Plan, on the Effective Date, the Company entered into Amendment No. 5 to the Term Loan Agreement (the “Fifth Term Loan Amendment”), by and among the Company, BHC III, the guarantors party thereto, the lenders party thereto and the Term Loan Agent. The Fifth Term Loan Amendment amended the Term Loan Agreement in order to, among other things, (i) increase the applicable margin in respect of all outstanding term loans to 8.00% in the case of Eurodollar Rate loans and 7.00% for Base Rate loans (with increases to 9.00% and 8.00%, respectively, with respect to all such term loans outstanding after the six-month anniversary of the Effective Date), (ii) release Bristow Helicopter Group Limited from all guaranty and collateral obligations in respect of the 2019 Term Loan, (iii) modify certain negative covenants to, among other things, allow for future aircraft-related financings and related liens and investments and (iv) delete certain provisions relating to the Chapter 11 Cases, in light of the occurrence of the Effective Date of the Plan, including the deletion of the requirements to (x) deliver Variance Reports (as defined in the Term Loan Agreement) and (y) ensure that total operating disbursements and total receipts of the Company and its subsidiaries for certain specified periods did not exceed (with respect to disbursements) or were not less than (with respect to total receipts) the aggregate amount forecasted therefor for such period by more (with respect to disbursements) or less (with respect to total receipts) than a specified percentage of the forecasted amount. Following entry into the Fifth Term Loan Amendment on the Effective Date, the 2019 Term Loan is secured by substantially all assets,

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
subject to certain exceptions, of the Company and the domestic guarantors, including substantially all aircraft, and certain specified collateral of BHC III and the foreign guarantors, including pledges of the equity interest of certain of the Company’s first tier foreign subsidiaries, BHC III and certain other specified foreign subsidiaries.
ABL Facility — On April 17, 2018, two of the Company’s subsidiaries entered into an asset-backed revolving credit facility (the “ABL Facility”), which provides for commitments in an aggregate amount of $75 million, with a portion allocated to each borrower subsidiary, subject to an availability block of $15 million and a borrowing base calculated by reference to eligible accounts receivable. The maximum amount of the ABL Facility could be increased from time to time to a total of as much as $100 million, subject to the satisfaction of certain conditions, and any such increase would be allocated among the borrower subsidiaries. The ABL Facility matures in five years, subject to certain early maturity triggers related to maturity of other material debt or a change of control of the Company. Amounts borrowed under the ABL Facility are secured by certain accounts receivable owing to the borrower subsidiaries and the deposit accounts into which payments on such accounts receivable are deposited. As of December 31, 2019 (Successor), there were no outstanding borrowings under the ABL Facility nor had the Company made any draws during the two months ended December 31, 2019 (Successor) or seven months ended October 31, 2019 (Predecessor). Letters of credit issued under the ABL Facility in the aggregate face amount of $16.2 million were outstanding on December 31, 2019 (Successor).
On the Effective Date, the Company entered into an Amendment and Restatement, Confirmation and Waiver Agreement (the “ABL Amendment”) to the ABL Facility (together with the ABL Amendment, the “Amended ABL”), by and among the Company, as parent, Bristow Norway AS and Bristow Helicopters, as borrowers and guarantors, the financial institutions from time to time party thereto as lenders and Barclays Bank PLC, in its capacity as agent and security trustee. The ABL Amendment amended the ABL Facility in order to, among other things, (i) make permanent certain waivers of defaults or events of default that were previously provided during the pendency of the Chapter 11 Cases, (ii) confirm the existing maturity date of April 17, 2023, (iii) provide that the maximum amount of the Amended ABL may be increased, subject to satisfaction of certain conditions, from time to time to a total of as much as $115 million from its current aggregate of $100 million, and (iv) provide for the accession at a later date of Bristow U.S. LLC as a co-borrower under the Amended ABL and the addition of certain of its receivables to the borrowing base and the collateral for the Amended ABL.
On January 23, 2020, in connection with the Merger Agreement, the Company and Barclays Bank PLC executed a commitment letter to amend or replace the Amended ABL in order to, among other things, increase the maximum amount of commitments thereunder to $112.5 million and to extend the maturity date thereof to five years from closing of the amendment or replacement, subject to certain early maturity triggers related to maturity of other material debt. Such amendment or replacement is conditional, among other things, on the consummation of the Merger and would provide for Era to replace the Company as the parent guarantor thereunder. The current commitment letter extends to July 23, 2020, at which time an extension would be required.
Lombard Debt — Pursuant to the terms of the Plan, on November 11, 2019, Bristow Norway AS and Bristow Helicopter, as borrowers and guarantors, and the Company, as guarantor, entered into a reinstated term loan (the “BALL Term Loan”), with Lombard North Central plc, as lender. Concurrently, Bristow U.S. Leasing LLC, as borrower, and the Company, as guarantor, entered into a reinstated term loan (the “BULL Term Loan”), with Lombard North Central plc, as lender. The BALL Term Loan and BULL Term Loan are a prepetition pound sterling funded secured loan facility, in the original principal amount equivalent to $90,000,000 and $110,000,000, respectively. The BALL Term Loan and BULL Term Loan mature on January 23, 2024 and December 29, 2023 respectively. Repayment of the Lombard Debt can be accelerated upon the occurrence of an Event of Default, Event of Loss (each defined in their respective Lombard Debt credit agreements), or if it becomes unlawful for the lenders to maintain its term loan. The Lombard Debt can be repaid at any time at the option of the Company. Interest accrues on the BALL Term Loan and BULL Term Loan at LIBOR plus 2.25%.
As discussed in Note 3, on the Effective Date, the Successor Company reinstated the Lombard Debt at its fair value of $145.3 million by recording a discount of $30.6 million (from $175.9 million par) to be amortized over the remaining life of the Lombard Debt using the effective interest method. Additionally, both the BULL Term

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Loan and the BALL Term Loan contained certain features that require bifurcation; however, the fair value of such bifurcated derivatives were determined to be immaterial to the financial statements. The Company will continue to measure and if material, present on the balance sheet the bifurcated derivatives at their fair values, with any change in fair value reflected in earnings.
Macquarie Debt — The parties entered into an amendment to the Macquarie Credit Agreement (the “Macquarie Amendment”) on the Effective Date. Among other things, the Macquarie Amendment (i) extended the maturity date of the loan made under the Macquarie Credit Agreement by 12 months to March 6, 2023, (ii) adjusted the loan amortization in accordance with the newly extended maturity date, (iii) confirmed that an event of default under four or more existing leases involving parties to the Macquarie Agreement that remains unremedied after the applicable grace period for such an event of default will constitute an event of default under the Macquarie Credit Agreement and (iv) to the extent permitted by other debt instruments, provided for the collateralization of the obligations owed under such existing leases with the liens securing the Macquarie Credit Agreement. Interest accrues on the Macquarie Debt at a rate of LIBOR plus 5.35% The Macquarie Debt can be accelerated upon an Event of Loss, and Event of Default (each defined in the Macquarie Debt credit agreement) or if it becomes unlawful for the lenders to maintain its term loan. The Macquarie Debt can be repaid at any time at the option of the Company.
As discussed in Note 3, on the Effective Date, the Successor Company reinstated the Macquarie Debt at its fair value of $151.5 million by recording a discount of $12.6 million (from $164.0 million par) to be amortized over the remaining life of the Macquarie Debt using the effective interest method. Additionally, the Macquarie Amendment contained features that would require bifurcation; however, the fair value of the derivative was determined to be immaterial to the financial statements. The Company will continue to measure and if material, present on the balance sheet the bifurcated derivatives at their fair values, with any changes in fair value reflected in earnings.
PK Air Debt — On October 8, 2019, upon confirmation of the Plan by the Bankruptcy Court, the Company executed an Omnibus Agreement (the “Omnibus Agreement”), among Bristow Equipment Leasing Ltd., as borrower, PK Transportation Finance Ireland Limited (“PK Transportation”), as lender, PK AirFinance, as agent for the lender and as security trustee for the MAG Agent and the MAG Parties (each as defined in the PK Credit Agreement), PK AirFinance and PK Transportation. Pursuant to the Omnibus Agreement, the parties have agreed, effective upon satisfaction of the conditions precedent set forth in the Omnibus Agreement (the “Omnibus Effective Date”), to amend the PK Credit Agreement to, among other things, extend the maturity date of the 24 loans made under the PK Credit Agreement by 18 months to January 27, 2025 and increase the principal amount of the loans in an aggregate amount of approximately $17.3 million. Interest accrues on the PK Air Debt at a rate of LIBOR plus 5.00%. The Omnibus Agreement also updates the amortization schedule as of October 3, 2019 to provide that, among other things, only interest will be payable on the loans for the six months following the Omnibus Effective Date, with a balloon amount of approximately $104.2 million due on the maturity date. If the loans are refinanced by full prepayment during the six-month period following the Effective Date, no prepayment penalty will be due. Each loan is secured by an aircraft which has been pledged as collateral for the loans. Furthermore, through the execution of the Omnibus Agreement, the PK Air Debt was reinstated in accordance with the Plan. The PK Air Debt can be accelerated upon the occurence of Events of Default, Mandatory Prepayment Events, Final Disposition (each defined in the credit agreement) or if it becomes unlawful for the lenders to maintain its term loan. The PK Air Debt can also be repaid at the Company’s option at any time or upon the occurrence of a Market Disruption Event, a Restructuring Event, or Customer Contract Event (each defined in the PK Air Debt credit agreement).
In the Omnibus Agreement, PK Transportation also agreed to waive certain events of default arising from breaches of covenants in other agreements as a result of the Chapter 11 Cases and failure to provide its financial statements by their required due dates.
As mentioned in Note 3, on the Effective Date, the Successor Company reinstated the PK Air Debt to fair value of $206.1 million by recording a discount of $13.8 million (from $219.9 million par) to be amortized over the remaining life of the PK Air Debt using the effective interest method. Additionally, the PK Air Debt agreements

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
contains features that require bifurcation; however, the fair value of the derivative was determined to be immaterial to the financial statements. The Company will continue to measure and if material, present on the balance sheet the bifurcated derivatives at their fair values, with any change in fair value reflected in earnings.
Debtor-in-Possession Credit Agreement — In connection with the Chapter 11 Cases, on August 26, 2019, the Company entered into the Super-priority Secured Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”) among the Company, as lead borrower, BHC III, as co-borrower, the other Debtors and guarantors party thereto and other guarantors from time to time party thereto, the financial institutions or other entities from time to time party thereto, and Ankura Trust Company, LLC, as administrative agent and collateral agent. On August 27, 2019, the Company borrowed the full amount of the DIP Credit Agreement of $150 million at an 8.5% borrowing rate, with $37.5 million funded by holders of the 8.75% Senior Secured Notes and $112.5 million funded by holders of the Unsecured Notes, on the terms and subject to the conditions set forth in the DIP Credit Agreement. The Company borrowed the full amount. $75 million of which was used to pay down a portion of the 8.75% Senior Secured Notes discussed above and the remainder of which was to be used for general corporate purposes.
On the Effective Date, the Company repaid borrowings under the DIP Credit Agreement in exchange for New Stock, and the DIP Credit Agreement terminated pursuant to its terms. The DIP Facility included a contingent beneficial conversion feature which required measurement on October 31, 2019, the date the contingency was resolved upon emergence from Chapter 11. This resulted in the recognition of $56.9 million to the Predecessor Company’s additional paid in capital and interest expense.
Note 8 — FAIR VALUE DISCLOSURES
Assets and liabilities subject to fair value measurement are categorized into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:
•	Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 – inputs that reflect quoted prices for identical assets or liabilities in markets which are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Recurring Fair Value Measurements
The following table summarizes the financial instruments the Company had as of December 31, 2019 (Successor), valued at fair value on a recurring basis (in thousands):
	Successor
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019	Balance Sheet Classification
Derivative financial instruments	$—	$645	$—	$645	Prepaid expenses and other current assets
Rabbi Trust investments	2,830	—	—	2,830	Other assets
Total assets	$2,830	$645	$—	$3,475

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019	Balance Sheet Classification
Preferred stock embedded derivative	$—	$—	$603,637	$603,637	Preferred stock embedded derivative
Total liabilities	$—	$—	$603,637	$603,637
The following table summarizes the financial instruments the Company had as of March 31, 2019 (Predecessor), valued at fair value on a recurring basis (in thousands):
	Predecessor
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2019	Balance Sheet Classification
Derivative financial instruments	$—	$1,845	$—	$1,845	Prepaid expenses and other current assets
Rabbi Trust investments	2,544	—	—	2,544	Other assets
Total assets	$2,544	$1,845	$—	$4,389
Rabbi Trust Investments
The rabbi trust investments consist of cash and mutual funds whose fair value are based on quoted prices in active markets for identical assets, and are designated as Level 1 within the valuation hierarchy. The rabbi trust holds investments related to the Company’s non-qualified deferred compensation plan for the Company’s senior executives. The derivative financial instruments consist of foreign currency put option contracts whose fair value is determined by quoted market prices of the same or similar instruments, adjusted for counterparty risk. See Note 9 for a discussion of the Company’s derivative financial instruments.
New Preferred Stock Embedded Derivative
The following table provides a rollforward of the preferred stock embedded derivative Level 3 fair value measurements for the two months ended December 31, 2019 (Successor):
Significant Unobservable Inputs (Level 3)
Derivative financial instruments:
Balance October 31, 2019	$470,322
Change in fair value	133,315
Balance December 31, 2019	$603,637
The fair value of the New Preferred Stock embedded derivative relies on the income approach which was derived from Level 3, unobservable inputs that require significant estimates, judgments and assumptions relating to the Company’s equity volatility, capitalization tables, term to exit and equity value. See Notes 9 and 14 for further explanation of the compound embedded derivatives and New Preferred Stock.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The New Preferred stock embedded derivative considers settlement scenarios which are further defined in Note 14. A number of the settlement scenarios requires a settlement premium. The specified premium depends on the timing of the liquidity event, ranging from a minimum of (a) 17% Internal Rate of Return (“IRR”) (b) 2.1x Multiple of Invested Capital (the “MOIC”) and (c) 14% Internal Rate of Return (the “IRR”) if the liquidity event is prior to 3 years, to (y) a 2.1x MOIC and (z) 17% IRR if the liquidity event is in 5 years or more. At emergence, the fair value for the embedded derivative was determined using a “with” and “without” approach, first determining the fair value of the New Preferred Stock (inclusive of all bifurcated features) with the features and comparing this it with the fair value of an instrument with identical terms of the New Preferred Stock without any of the bifurcated features (i.e., the preferred stock host).
The fair value of the New Preferred Stock was estimated using an option pricing method (“OPM”) allocating the total equity value to the various classes of equity. As of December 31, 2019, the Company assumed a term to exit of 3 years, a risk-free rate of 1.61%, volatility of 45%, a 30% weighting on a three-year exit scenario and a 70% weight on a nearer-term exit scenario. Without the redemption or conversion features, the holders of the New Preferred Stock would have the right to perpetual preferred with 10% paid-in-kind (“PIK”) dividends, or the right to any upside value from conversion into common stock if the value exceeds the minimum return provided for under the Certificate of Designations (as defined herein). The Company will necessarily repay the Liquidation Preference (as defined herein) in cash upon an act of bankruptcy. Since the host is an instrument that accrues PIK dividends in perpetuity and includes no cash flows, the value of the right within the host to the Liquidation Preference plus accrued PIK dividends obligation is de minimis. The value of converting to common stock on the upside would be measured as the residual upon a liquidity event. Therefore, the fair value of the host was estimated as the value of the upside conversion into common shares, which was also estimated using the OPM.
Non-recurring Fair Value Measurements
The majority of the Company’s non-financial assets, which include inventories, property and equipment, assets held for sale, goodwill and other intangible assets, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial asset is required to be evaluated for impairment and deemed to be impaired, the impaired non-financial asset is recorded at its fair value.
There were no assets as of December 31, 2019 (Successor) valued at fair value on a non-recurring basis.
The following table summarizes the assets as of December 31, 2018 (Predecessor) valued at fair value on a non-recurring basis (in thousands):
	Predecessor
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018	Total Loss for the Three Months Ended December 31, 2018	Total Loss for the Nine Months Ended December 31, 2018
Inventories(1)	$—	$—	$7,697	$7,697	$—	$(9,276)
Assets held for sale(2)	—	—	22,485	22,485	(1,350)	(1,350)
Aircraft and equipment	—	—	136,338	136,338	—	(104,939)
Other intangible assets	—	—	—	—	—	(3,005)
Total assets	$—	$—	$166,520	$166,520	$(1,350)	$(118,570)
(1)	Fair value as of September 30, 2018 (Predecessor).
(2)	Fair value as of December 31, 2018 (Predecessor).
The fair value of inventories using Level 3 inputs is determined by evaluating the current economic conditions for sale and disposal of spare parts, which includes estimates as to the recoverability of the carrying value of the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
parts based on historical experience with sales and disposal of similar spare parts, the expected time frame of sales or disposals, the location of the spare parts to be sold and the condition of the spare parts to be sold or otherwise disposed of.
The fair value of assets held for sale using Level 3 inputs is determined through evaluation of expected sales proceeds for aircraft. This analysis includes estimates based on historical experience with sales, recent transactions involving similar assets, quoted market prices for similar assets and condition and location of aircraft to be sold or otherwise disposed of. The loss for the three and nine months ended December 31, 2018 related to two aircraft held for sale.
The fair value of aircraft and equipment, using Level 3 inputs, is determined using a market approach. The market approach consisted of a thorough review of recent market activity, available transaction data involving the subject aircraft, current demand and availability on the market. The Company took into account the age, specifications, accrued hours and cycles, and the maintenance status of each subject aircraft.
The fair value of other intangible assets, using Level 3 inputs, is estimated using the income approach. The estimate of fair value includes unobservable inputs, including assumptions related to future performance, such as projected demand for services, rates, and levels of expenditures.
Fair Value of Debt
The fair value of the Company’s debt has been estimated in accordance with the accounting standard regarding fair value. The fair value of the Company’s fixed rate long-term debt is estimated based on quoted market prices and has not been updated for any possible acceleration provisions in the Company’s debt instruments.
In connection with the Company’s emergence from bankruptcy and in accordance with ASC 852, the Company applied the provisions of fresh-start accounting to its condensed consolidated financial statements on the Effective Date. As a result, the Company adjusted its debt to its respective fair values at the Effective Date by $57.7 million. See Note 3 for further details. The carrying and fair value of the Company’s debt, excluding unamortized debt issuance costs, are as follows (in thousands):
	Successor		Predecessor
	December 31, 2019		March 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
8.75% Senior Secured Notes due 2023(1)	$—	$—	$347,400	$252,000
4 1∕2% Convertible Senior Notes due 2023(2)(3)	—	—	112,944	28,923
6 1∕4% Senior Notes due 2022(3)	—	—	401,535	75,288
DIP Credit Agreement	—	—	—	—
Term Loan	75,000	75,440	—	—
Lombard Debt(4)	146,819	150,576	183,450	183,450
Macquarie Debt(4)	149,968	153,464	171,028	171,028
PK Air Debt(4)	206,651	208,191	212,041	212,041
Airnorth Debt(4)	8,117	8,313	11,058	11,058
Eastern Airways Debt	358	369	—	—
Other Debt(3)	—	—	9,168	9,168
	$586,913	$596,353	$1,448,624	$942,956
(1)	The carrying value is net of unamortized discount of zero and $2.6 million as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor), respectively.
(2)	The carrying value is net of unamortized discount of zero and $30.8 million as of December 31, 2019 (Successor) and March 31, 2019 (Predecessor), respectively.
(3)	Reclassified to liabilities subject to compromise on the Company’s condensed consolidated balance sheet as of October 31, 2019 (Predecessor). See Note 2 and Note 7 for further details.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(4)
In connection with the Company’s emergence from bankruptcy and the application of ASC 852, the Company adjusted debt to its respective fair value at the Effective Date by a reduction of $57.7 million. The unamortized discounts as of December 31, 2019 were as follows: $30.0 million for the Lombard Debt, $11.7 million for the Macquarie Debt, $13.3 million for the PK Air Debt and $0.7 million for the Airnorth Debt.

Other
The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these items.
Note 9 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
Embedded Derivatives
The Company has determined that the contingent redemption features upon a liquidation or deemed liquidation event, holder optional redemption, and fundamental transaction make-whole redemption features are required to be accounted for separately from the New Preferred Stock as derivative liabilities. The economic characteristics of the New Preferred Stock are considered more akin to a debt instrument because the shares are redeemable at the holder’s option and the redemption value is significantly greater than the original issue price, the shares carry a fixed mandatory dividend (paid in kind), and specified rate of return. Such factors indicate the New Preferred Stock’s most likely method of settlement is the exercise of a redemption feature rather than through conversion; therefore, the embedded features were analyzed against a debt-like host when determining if such features should require bifurcation. The Company determined that each of the redemption features described above must be bifurcated and accounted for separately from the New Preferred Stock because exercise of each feature would result in substantial premiums to the holder. See Note 14 for description of the New Preferred Stock.
ASC 815 Derivatives and Hedging does not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be combined together and fair valued as a single compound embedded derivative. Accordingly, the Company recorded a compound derivative liability representing the combined fair value of redemption options described above. The Preferred Stock embedded derivative liability will be remeasured each period with changes in fair value recognized in earnings.
The following tables summarize the fair value of the compound derivative linked to the New Preferred Stock:
Successor Two Months Ended December 31, 2019
Derivatives not designated as hedging instruments	Fair Value
Preferred stock embedded derivative	$603,637
Total derivatives not designated as hedging instruments	$603,637
Successor Two Months Ended December 31, 2019
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value are recorded	Change in fair value of preferred stock derivative liability
Gain or (loss) on derivatives not designated as hedging instruments:
Preferred stock embedded derivative	$(133,315)
Changes in the fair value of the New Preferred Stock, carried at fair value, are reported as change in fair value of the Preferred Stock derivative liability in the condensed consolidated statements of operations. For the two months ended December 31, 2019 (Successor), the Company recognized non-cash expense of approximately $133.3 million due to an increase in the Preferred Stock derivative liability related to the embedded derivative in the New Preferred Stock.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The Company uses a binomial option pricing method to value the compound derivative. The option pricing method requires the development and use of assumptions. These assumptions include estimated volatility of the value of the Company’s common stock, assumptions regarding possible conversion or early redemption dates, an appropriate risk-free interest rate, risky bond rate, and dividend yields. For further details on fair value, see Note 8.
Derivatives Designated as Hedging Instruments
From time to time, the Company enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments and anticipated transaction exposures, including intercompany purchases. All derivatives are recognized as assets or liabilities and measured at fair value. Bristow does not use financial instruments for trading or speculative purposes.
During fiscal year 2019 (Predecessor), the seven months ended October 31, 2019 (Predecessor) and two months ended December 31, 2019 (Successor), the Company entered into foreign currency put option contracts of £5 million per month through September 2020 to mitigate a portion of the Company’s foreign currency exposure. Upon emergence from bankruptcy, these derivatives were re-designated as cash flow hedges.
The designation of a derivative instrument as a hedge and its ability to meet relevant hedge accounting criteria determines how the change in fair value of the derivative instrument will be reflected in the consolidated financial statements. A derivative qualifies for hedge accounting if, at inception of the hedging relationship, the derivative is expected to be highly effective in offsetting the hedged item’s underlying cash flows or fair value and the documentation requirements of the accounting standard for derivative instruments and hedging activities are fulfilled at the time the Company entered into the derivative contract. A hedge is designated as a cash flow hedge, fair value hedge, or a net investment in foreign operations hedge based on the exposure being hedged. The asset or liability value of the derivative will change in tandem with its fair value. For derivatives designated as cash flow hedges, the changes in fair value are recorded in accumulated other comprehensive income (loss). The derivative’s gain or loss is released from accumulated other comprehensive income (loss) to match the timing of the effect on earnings of the hedged item’s underlying cash flows.
The Company reviews the effectiveness of hedging instruments on a quarterly basis. The Company discontinues hedge accounting for any hedge that the Company no longer considers to be highly effective. Changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting are recognized in current period earnings.
None of the Company’s derivative instruments contain credit-risk-related contingent features. Counterparties to the Company’s derivative contracts are high credit quality financial institutions.
The following table presents the balance sheet location and fair value of the portions of the Company’s derivative instruments that were designated as hedging instruments as of December 31, 2019 (Successor) (in thousands):
	Successor
	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Balance Sheet	Net amounts of assets and liabilities presented in the Balance Sheet
Prepaid expenses and other current assets	$645	$—	$645	$—	$645
Net	$645	$—	$645	$—	$645

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The following table presents the balance sheet location and fair value of the portions of the Company’s derivative instruments that were designated as hedging instruments as of March 31, 2019 (Predecessor) (in thousands):
	Predecessor
	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Balance Sheet	Net amounts of assets and liabilities presented in the Balance Sheet
Prepaid expenses and other current assets	$1,845	$—	$1,845	$—	$1,845
Net	$1,845	$—	$1,845	$—	$1,845
The following tables present the impact that derivative instruments, designated as cash flow hedges, had on the Company’s accumulated other comprehensive loss (net of tax) and the Company’s consolidated statements of operations (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Financial statement location
Amount of loss recognized in accumulated other comprehensive loss	$—	$(4,561)	Accumulated other comprehensive loss
Amount of loss reclassified from accumulated other comprehensive loss into earnings	$—	$(2,281)	Statement of operations
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Financial statement location
Amount of loss recognized in accumulated other comprehensive loss	$—	$(1,828)	Accumulated other comprehensive loss
Amount of loss reclassified from accumulated other comprehensive loss into earnings	$—	$(1,146)	Statement of operations
In connection with the Company’s emergence from bankruptcy and in accordance with ASC 852, the Company applied the provisions of fresh-start accounting to its condensed consolidated financial statements on the Effective Date. As a result, the Company adjusted its derivative instruments to their respective fair values at the Effective Date by $0.1 million. See Note 3 for further details.
The Company estimates that $0.9 million of net loss in accumulated other comprehensive loss as of December 31, 2019 (Successor) associated with the derivative instruments is expected to be reclassified into earnings within the next twelve months.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Note 10 — COMMITMENTS AND CONTINGENCIES
Aircraft Purchase Contracts — As of December 31, 2019 (Successor), the Company had no aircraft on order and no options to acquire additional aircraft. The following chart presents a rollforward of the Company’s aircraft orders and options:
	Successor		Predecessor
	Two Months Ended December 31, 2019		Seven Months Ended October 31, 2019		Nine Months Ended December 31, 2018
	Orders	Options	Orders	Options	Orders	Options
Beginning of period	2	—	26	—	27	4
Aircraft delivered(1)	(2)	—	(2)	—	—	—
Aircraft rejected(2)	—	—	(22)	—	—	—
Order terminated(3)	—	—	—	—	(1)	—
End of period	—	—	2	—	26	4
(1)
On July 25, 2019 (Predecessor), the Company entered into an amendment to its agreement for the purchase of four AW189 U.K. SAR configuration helicopters. Pursuant to the amendment, the parties mutually agreed to postpone the delivery dates for three helicopters to the second half of fiscal year 2020 and the first quarter of fiscal year 2021. The postponement in deliveries resulted in deferral of approximately $14.4 million in capital expenditures scheduled for fiscal years 2020 into fiscal year 2021. One of the four AW189s was purchased in August 2019, one was purchased in October 2019 and two were purchased ahead of schedule in December 2019.

(2)	In October 2019 (Predecessor), the Bankruptcy Court approved the Company’s agreement with Airbus to reject its aircraft purchase contract for 22 large aircraft.
(3)
In December 2018 (Predecessor), a large aircraft order was terminated and the Company recorded contract termination costs of $14.0 million included in loss on disposal of assets on its condensed consolidated statements of operations for amounts previously included in construction in progress on its condensed consolidated balance sheets.

The Company periodically purchases aircraft for which it has no orders.
Separation Programs — Beginning in March 2015, Bristow initiated involuntary separation programs (“ISPs”) in certain regions. The expense related to the ISPs is as follows (in thousands):
	Predecessor
	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Direct cost	$388	$2,096
General and administrative	—	313
Total	$388	$2,409
	Predecessor
	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Direct cost	$4,376	$4,809
General and administrative	163	2,046
Total	$4,539	$6,855
The expense related to ISPs for the two months ended December 31, 2019 (Successor) was not material.
Environmental Contingencies — The U.S. Environmental Protection Agency (the “EPA”), has in the past notified the Company that the Company is a potential responsible party (“PRP”) at three former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
resulting from releases of hazardous substances at National Priorities List sites. Although the Company has not yet obtained a formal release of liability from the EPA with respect to any of the sites, the Company believes that the potential liability in connection with the sites is not likely to have a material adverse effect on its business, financial condition or results of operations.
Other Purchase Obligations — As of December 31, 2019 (Successor), the Company had $47.8 million of other purchase obligations representing unfilled purchase orders for aircraft parts and non-cancelable PBH maintenance commitments.
Sikorsky Lawsuit — On January 8, 2019 (Predecessor), the Company filed suit in the District Court of Harris County, Texas against Sikorsky Aircraft Corporation (“Sikorsky”) for breach of contract, unjust enrichment and conversion as a result of Sikorsky terminating a sales agreement after the Company sought to delay delivery of a helicopter and retaining the Company’s $11.7 million deposit as liquidated damages. The Company is seeking a ruling that Sikorsky be required to return the deposit and provide an accurate calculation of its damages under the sales agreement. The Company recently removed the claim to the Southern District of Texas bankruptcy court based on Sikorsky’s decision to file a claim in bankruptcy related to this case. The Company expects a resolution in the next six to nine months.
Other Matters — Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to deductible, self-insured retention and loss sensitive factors.
On November 6, 2017, the Huntington National Bank (“Huntington”) filed suit against the Company and Bristow U.S. LLC in the U.S. District Court for the Southern District of New York (the “Southern District of New York Court”). Huntington alleges violation of an addendum of a lease agreement for failure to arrange for the enrollment of the aircraft engines in a maintenance agreement and seeks approximately $2.5 million in damages. The Company submitted a counterclaim for approximately $100,000 of costs related to storage, maintenance and insurance of the aircraft following the expiration of the lease. On March 1, 2019, the Southern District of New York Court denied Huntington’s motion for summary judgment. The Company initiated discovery; however, on May 16, 2019, the proceedings were stayed as a result of the Chapter 11 Cases. Huntington filed a claim in the bankruptcy proceedings for the damages alleged in its initial lawsuit and for damages allegedly incurred as a result of Bristow returning a second leased aircraft. The Company, Bristow U.S. LLC, and Huntington entered into a Settlement Agreement on October 17, 2019 that provides a framework for resolution of Huntington’s claims with respect to both leased aircraft. The Bankruptcy Court approved the settlement on October 23, 2019.
Two purported class action complaints, Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509 and Lilienfield v. Bristow Group Inc., Case No. 4:19-cv-1064, were filed in the U.S. District Court for the Southern District of Texas (the “Southern District of Texas Court”) on February 14, 2019 and March 21, 2019, respectively. The complaints, which also name Jonathan E. Baliff and L. Don Miller as defendants, allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), arising out of the Company’s disclosures and alleged failure to make timely disclosure of inadequate monitoring control processes related to non-financial covenants within certain of its secured financing and lease agreements. On May 17, 2019, the Southern District of Texas Court appointed BRS Investor Group as Lead Plaintiff and consolidated both actions under Kokareva v. Bristow Group Inc., Case No. 4:19-cv-0509. When the Company filed the Chapter 11 Cases on May 11, 2019, the litigation against the Company was automatically stayed. When the Company emerged from bankruptcy, all the claims against the Company were released, but the case is still proceeding against the individual defendants. Plaintiffs filed a Consolidated Amended Complaint on November 4, 2019, and defendants filed their motion to dismiss on January 3, 2020. Plaintiffs filed their opposition on February 18, 2020 and the Company filed its reply on March 19, 2020.
On June 7, 2019, Marilyn DeVault filed a Stockholder Derivative Complaint against Thomas N. Amonett, Gaurdie Banister Jr., Ian A. Godden, Lori A. Gobillot, A. William Higgins, Thomas C. Knudson, Biggs C. Porter, Jonathan E. Baliff, Stephen A. King, Matthew Masters, David C. Gompert, Bruce H. Stover, L. Don Miller, and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Brian J. Allman (the “Derivative Defendants”) in the United States District Court for the District of Delaware. The complaint alleges breaches of fiduciary duties and violations of Section 10(b) of the Exchange Act arising out of Company disclosures and failing to have adequate monitoring control processes related to non-financial covenants within certain of the Company’s secured financing and lease agreements. The complaint also alleges waste of corporate assets, gross mismanagement, and unjust enrichment. On July 19, 2019, the parties submitted a Joint Stipulation to stay the case pending the resolution of any motion to dismiss filed in the actions in the Southern District of Texas Court. No further action in this case is anticipated, until any motion to dismiss is decided in the pending securities class action litigation.
The Company operates in jurisdictions internationally where it is subject to risks that include government action to obtain additional tax revenue. In a number of these jurisdictions, political unrest, the lack of well-developed legal systems and legislation that is not clear enough in its wording to determine the ultimate application, can make it difficult to determine whether legislation may impact the Company’s earnings until such time as a clear court or other ruling exists. The Company operates in jurisdictions currently where amounts may be due to governmental bodies that it is not currently recording liabilities for as it is unclear how broad or narrow legislation may ultimately be interpreted. The Company believes that payment of amounts in these instances is not probable at this time, but is reasonably possible.
The Company is a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to the Company’s financial position, results of operations or cash flows.
Note 11 — LEASES
As discussed in Note 1, the Company adopted ASC 842 on a prospective basis on April 1, 2019 and used the effective date as the date of initial application. Therefore, prior period financial information has not been adjusted and continues to be reflected in accordance with the Company’s historical accounting policies. The lease standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.
The Company elected to adopt the “package of practical expedients”, which allows the Company to carry forward historical assessments of whether existing agreements contain a lease, classification of existing lease agreements, and treatment of initial direct lease costs. The Company also elected to account for non-lease and lease components as a single lease component for all asset classes and exclude short-term leases (those with terms of 12 months or less) from balance sheet presentation.
The adoption of this accounting standard had the effects specified in Note 1.
Accounting Policy for Leases
The Company determines if an arrangement is a lease at inception. All of the Company’s leases are operating leases and are recorded in ROU assets, accounts payable and operating lease liabilities in its condensed consolidated balance sheet as of December 31, 2019 (Successor).
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligations to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease. The lease term includes options to extend when the Company is reasonably certain to exercise the option. The Company is not, however, reasonably certain that the Company will exercise any option(s) to extend at commencement of a lease as each extension would be based on the relevant facts and circumstances at the time of the decision to exercise or not exercise an extension option, and as such, they have not been included in the remaining lease terms. The Company will evaluate the impact of lease extensions, if and when the exercise of an extension option is probable.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Overview
The Company has non-cancelable operating leases in connection with the lease of certain equipment, including leases for aircraft, and land and facilities used in its operations. The related lease agreements, which range from non-cancelable and month-to-month terms, generally provide for fixed monthly rentals, and can also include renewal options. The Company generally pays all insurance, taxes, and maintenance expenses associated with these leases, and these costs are not included in the lease liability and are recognized in the period in which they are incurred.
The aircraft leases range from base terms of up to 180 months with renewal options of up to 240 months in some cases, include purchase options upon expiration and some include early purchase options. The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and requires the Company to pay a stipulated amount if the Company defaults on its obligations under the agreements. The following is a summary of the terms related to aircraft leased under operating leases with original or remaining terms in excess of one year as of December 31, 2019 (Successor):
Successor
End of Lease Term	Number of Aircraft
Three months ending March 31, 2019 to fiscal year 2020	5
Fiscal year 2021 to fiscal year 2023	26
Fiscal year 2024 to fiscal year 2025	23
54
Rent expense incurred is as follows (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Rent expense under all operating leases	$20,865	$11,099	$48,155
Rent expense under operating leases for aircraft	$18,217	$9,334	$42,314
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Rent expense under all operating leases	$20,865	$101,543	$147,827
Rent expense under operating leases for aircraft	$18,217	$88,599	$129,606
Operating leases as of December 31, 2019 (Successor) were as follows (in thousands, except years and percentages):
Successor
Operating lease right-of-use assets	$326,498
Current portion of operating lease liabilities	78,306
Operating lease liabilities	245,900
Total operating lease liabilities	$324,206
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019
Cash paid for operating leases	$21,138	$95,363
ROU assets obtained in exchange for lease obligations	$501,817	$270,588
Weighted average remaining lease term	4 years	4 years
Weighted average discount rate	6.27%	7.13%

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
As of December 31, 2019 (Successor), aggregate future payments under all non-cancelable operating leases that have initial or remaining terms in excess of one year, including leases for 54 aircraft, are as follows (in thousands):
	Successor
	Aircraft	Other	Total
Fiscal year ending March 31,
2020	$24,832	$2,753	$27,585
2021	90,237	9,097	99,334
2022	76,555	7,417	83,972
2023	58,504	6,723	65,227
2024	46,005	6,339	52,344
Thereafter	30,540	27,976	58,516
	$326,673	$60,305	$386,978
The Company leases six S-92 model aircraft and one AW139 model aircraft from VIH Aviation Group, which is a related party due to common ownership of Cougar and paid lease fees of $2.2 million, $1.1 million and $8.6 million for the two months ended December 31, 2019 (Successor), one month ended October 31, 2019 (Predecessor) and seven months ended October 31, 2019 (Predecessor), respectively, and $2.9 million and $12.4 million for the three and nine months ended December 31, 2018 (Predecessor), respectively. Additionally, The Company leases a facility in Galliano, Louisiana from VIH Helicopters USA, Inc., another related party due to common ownership of Cougar, and paid lease fees of $0.1 million, $0.1 million and $0.1 million for the two months ended December 31, 2019 (Successor), one month ended October 31, 2019 (Predecessor) and seven months ended October 31, 2019 (Predecessor), respectively.
In April and May 2019 (Predecessor), the Company returned its remaining four H225 leased aircraft and paid $4.3 million in lease return costs. As of June 30, 2019 (Predecessor), the Company accrued an additional $2.8 million in lease return costs, $9.7 million in future rent and $9.4 million in deferred rent related to these four H225 lease returns. Also, the Company reduced its right-of-use assets by $11.9 million and operating lease liabilities by $12.4 million in connection with these lease returns during the three months ended June 30, 2019 (Predecessor). For further information regarding the Omnibus Agreement, see Note 5.
In June 2019 (Predecessor), the Company rejected ten aircraft leases including nine S-76C+s and one S-76D and recorded $26.0 million of lease termination costs, net. In September 2019 (Predecessor), the Company recorded an additional $4.2 million of lease termination costs to adjust its liabilities subject to compromise to the allowed claim. Also, in connection with these ten aircraft lease returns, the Company reduced its right-of-use assets by $18.6 million and operating lease liabilities by $20.2 million in the Predecessor period. On October 31, 2019 (Predecessor), as part of the Plan, the Company settled and paid these liabilities in full for $3.9 million.
In September 2019 (Predecessor), the Company rejected the lease for its corporate headquarters in Houston, Texas. As of September 30, 2019 (Predecessor), the Company recorded an allowed claim of $5.3 million, which was settled and paid in full for $0.6 million on October 31, 2019 (Predecessor), as part of the Plan. Also, in connection with the corporate lease rejection, as of September 30, 2019 (Predecessor) the Company reduced its right-of-use assets by $13.2 million and operating lease liabilities by $18.9 million.
In connection with the adoption of fresh-start accounting, the Company made the accounting policy election in accordance with ASC 805 to not recognize lease assets or liabilities upon emergence for any leases that have a remaining lease term of 12 months or less as of the Effective Date. Any ROU asset or lease liability that meets the criteria was written off by offsetting each other with any resulting gain or loss recognized as a fresh-start adjustment on the Predecessor’s condensed consolidated statement of operations. Any future lease expenses will be expensed on a straight-line basis over the lease term or for variable lease payments in the period in which the

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
obligation for those payments is incurred. Further, the ROU asset was reduced on a net basis by $2.6 million for changes in fair value related to favorable or unfavorable lease terms with the offset recorded as reorganization expense, net in the Predecessor’s condensed consolidated statement of operations.
Note 12 — TAXES
In prior quarters, the Company prepared the provision for income taxes using a discrete effective tax rate method due to the fact that small changes in estimated annual pre-tax income or loss would result in significant changes in the estimated annual effective tax rate. For the post-emergence period, November 1, 2019 through December 31, 2019 (Successor), this is no longer applicable, and the Company has estimated the post-emergence annual effective tax rate from continuing operations and applied this rate to the two-month post-emergence losses from continuing operations. In addition, the Company separately calculated the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur. For the period of November 1, 2019 through December 31, 2019 (Successor), October 1 through October 31, 2019 (Predecessor) and April 1, 2019 through October 31, 2019 (Predecessor), the Company’s effective tax rate was (8.2)%, 2.7% and 5.8%, respectively, and during the three and nine months ended December 31, 2018, the Company’s effective tax rate was (38.5)% and (2.1)%, respectively. The effective tax rates were impacted by valuation allowances against future realization of foreign tax credits, deductible business interest expense and net operating losses in certain foreign jurisdictions.
As of the Effective Date, the Company was in a net deferred tax liability position and based on its anticipated operating results in subsequent quarters, the Company projects being in a net deferred tax liability position at March 31, 2020. The Company believes it is more likely than not that the foreign jurisdictions generating losses with net deferred tax assets will not be realized, and accordingly, have recorded a full valuation allowance in such jurisdictions. In connection with the Company’s emergence from Chapter 11 and subsequent application of fresh-start accounting, the Company maintained a valuation allowance of $131.3 million against its deferred tax assets as of October 31, 2019 (Predecessor) and $130.9 million as of December 31, 2019 (Successor). The Company recorded income tax benefit of $13.9 million for the one month period October 2019 (Predecessor) and income tax expense of $11.6 million for the two months of November and December 2019 (Successor).
The relationship between the Company’s provision for or benefit from income taxes and the Company’s pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) the Company’s geographical blend of pre-tax book income. Consequently, the Company’s income tax expense or benefit does not change proportionally with the Company’s pre-tax book income or loss. Significant decreases in the Company’s pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The change in the Company’s effective tax rate excluding discrete items for the two months ended December 31, 2019 compared to the three months ended December 31, 2018 primarily related to changes in the blend of earnings taxed in relatively high taxed jurisdictions versus low taxed jurisdictions. Additionally, for the period of November 1, 2019 through December 31, 2019 (Successor), the Company’s valuation allowance decreased by $0.4 million. For October 1 through October 31, 2019 (Predecessor) and April 1, 2019 through October 31, 2019 (Predecessor), the Company increased its valuation allowance by $7.9 million and $0.6 million, respectively, and the Company’s valuation allowance increased by $33.5 million and $43.8 million during the three and nine months ended December 31, 2018 (Predecessor), respectively, which also impacted the Company’s effective tax rate.
The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
As described in Note 2, elements of the Plan provided that certain secured and unsecured debt that the Company held was exchanged for New Common Stock and New Preferred Stock. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. As a result of the market value of equity upon emergence from the Chapter 11 Cases, the estimated amount of CODI is approximately $487.8 million, which reduced the entire value of the Company’s net operating losses and partially reduced the tax basis in the Company’s other assets. The actual reduction in tax attributes does not occur until the first day of the Company’s tax year subsequent to the date of emergence, or April 1, 2020. The Company has estimated the reduction of net operating losses, as well as, tax basis in fixed assets and other assets which resulted in $93.8 million deferred tax expense for the seven months ended October 31, 2019 (Predecessor). Due to the uncertainty of the amounts and allocations of the reduction in tax attributes there may be changes in the amount of deferred taxes that should be recorded. The Company has estimated its attributes subject to reduction based on anticipated future results from operations and gains and losses from sale of assets. Although the Company believes the income tax estimates are reasonable, any changes in the anticipated results may have a material effect on the Company's results of operations.
IRC Section 382 provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Emergence from the Chapter 11 Cases resulted in a change in ownership for purposes of IRC Section 382. As part of the attribute reduction the Company reduced all of its net operating losses, however certain future tax deductions available after the reduction for CODI may be subject to an annual limitation under IRC Section 382.
Note 13 — EMPLOYEE BENEFIT PLANS
Pension Plans
The components of net periodic pension cost (benefit) other than the service cost component are included in other income (expense), net on the Company’s condensed consolidated statement of operations. The following table provides a detail of the components of net periodic pension cost (benefit) (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Service cost for benefits earned during the period	$106	$52	$207
Interest cost on pension benefit obligation	1,658	958	3,179
Expected return on assets	(2,314)	(1,315)	(4,191)
Prior service costs	—	12	—
Amortization of unrecognized losses	—	676	1,945
Net periodic pension cost	$(550)	$383	$1,140
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Service cost for benefits earned during the period	$106	$363	$636
Interest cost on pension benefit obligation	1,658	6,676	9,764
Expected return on assets	(2,314)	(9,161)	(12,872)
Prior service costs	—	81	—
Amortization of unrecognized losses	—	4,713	5,972
Net periodic pension cost	$(550)	$2,672	$3,500

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The current estimates of the Company’s cash contributions to the Company’s defined benefit pension plans to be paid in fiscal year 2020 are $16.8 million, of which $2.6 million was paid during the two months ended December 31, 2019 (Successor) and $8.9 million was paid during the seven months ended October 31, 2019 (Predecessor). The weighted-average expected long-term rate of return on assets for the Company’s U.K. pension plans as of November 1, 2019 (Successor) was 2.8%.
Incentive Compensation
Prior to May 11, 2019, stock-based awards were made under the Bristow Group Inc. 2007 Long-Term Incentive Plan (the “2007 Plan”). A maximum of 10,646,729 shares of common stock were reserved. Awards granted under the 2007 Plan were in the form of stock options, stock appreciation rights, shares of restricted stock, other stock-based awards (payable in cash or common stock) or performance awards, or any combination thereof, and were made to outside directors, employees or consultants.
Total stock-based compensation expense related to the 2007 Plan, which includes stock options and restricted stock, totaled $0.3 million and $1.9 million for the one month ended October 31, 2019 (Predecessor) and seven months ended October 31, 2019 (Predecessor), respectively, and $1.9 million and $5.7 million for the three and nine months ended December 31, 2018 (Predecessor), respectively. Stock-based compensation expense has been allocated to the Company’s various regions.
No stock-based compensation was awarded in fiscal year 2020 under the 2007 Plan. The 2007 Plan and all awards thereunder were cancelled effective upon emergence from bankruptcy on October 31, 2019 (Predecessor).
Key Employee Incentive Plans
In connection with the Chapter 11 Cases, the Compensation Committee of the Board adopted on behalf of the Company an Executive Key Employee Incentive Plan (the “Executive KEIP”) and a Non-Executive Key Employee Incentive Plan (“Non-Executive KEIP”), each approved by the Bankruptcy Court on August 22, 2019. The Executive KEIP is designed to incentivize ten of the Company’s senior executives by providing a total potential cash award pool of approximately $3.1 million at threshold, $6.1 million at target and up to $12.3 million for exceeding target, and was contingent upon achievement of certain financial targets and safety metrics, and the timing of confirmation of the Plan by the Bankruptcy Court. The Non-Executive KEIP is designed to enhance retention of up to 183 other non-insider employees and provides a total potential cash award pool of approximately $7.7 million at threshold, $10.3 million at target and up to $15.4 million for exceeding target, with 50 percent of the payment contingent upon achievement of certain financial targets and safety metrics, and 50 percent of the payment being based on continued employment with the Company. The payments for the Executive KEIP are made on a quarterly basis with the first payment made in October 2019. The payments for the Non-Executive KEIP will be made quarterly with the first payment made in October 2019.
In addition to the key employee incentive plans approved by the Bankruptcy Court described in Note 2, the Company made retention payments in April and October 2019 (Predecessor) totaling $3.2 million to non-executives and retention payments in April 2019 (Predecessor) totaling $3.1 million to executives and made $3.5 million of payments for the first quarter fiscal year 2020 management incentive plan in May 2019 (Predecessor).
Management Incentive Plan
Effective as of the Effective Date, the Compensation Committee of the Board adopted the 2019 Management Incentive Plan (the “MIP”). The MIP is an equity-based compensation plan for directors, officers and participating employees and other service providers of the Company and its affiliates, pursuant to which the Company may issue awards covering shares of the New Common Stock and New Preferred Stock. As adopted, the share reserve of the MIP was initially comprised of 473,218 shares of New Common Stock and 284,358 shares of New Preferred Stock, representing in the aggregate 4.0% of the Company’s outstanding New Stock on a fully diluted basis. On December 6, 2019, the Board approved an increase to the share reserve of the MIP, bringing the total share reserve to 699,890 shares of New Common Stock and 323,664 shares of New Preferred Stock, which represents in the aggregate 5.0% of the Company’s outstanding New Stock on a fully diluted basis.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
During the two months ended December 31, 2019 (Successor), the Company awarded 313,681 shares of restricted common stock at an average grant date fair value of $25.50 and 188,869 shares of restricted preferred stock at an average grant date fair value of $89.99 under the MIP. Also during the two months ended December 31, 2019 (Successor), 267,771 common stock options and 113,081 preferred stock options were granted under the MIP. Total stock based compensation expense related to the MIP was $1.5 million for the two months ended December 31, 2019. The following table shows the assumptions used to compute the stock-based compensation expense for stock options granted during the two months ended December 31, 2019 (Successor):
	Common Stock Options	Preferred Stock Options
Risk free interest rate	1.61% to 1.91%	1.61% to 1.66%
Expected life (years)	3 to 10 years	3 to 4 years
Volatility	44% – 45%	45% – 47%
Dividend yield	—%	—%
Weighted average exercise price of options granted	$36.67 per option	$36.37 per option
Weighted average grant-date fair value of options granted	$13.00 per option	$59.52 per option
Severance Plan and Participation Agreements
Effective as of the Effective Date, the Company adopted the Amended and Restated 2019 Management Severance Benefits Plan for U.S. Employees (the “Severance Plan”), which provides severance benefits to certain key employees, which are categorized into five “tiers” based on job title or job grade level, including L. Don Miller (President and Chief Executive Officer), who is a Tier 1 participant, and each of Brian J. Allman (Senior Vice President and Chief Financial Officer), Robert Phillips (Senior Vice President, Americas), Alan Corbett (Senior Vice President, EAMEA) and Victoria V. Lazar (Senior Vice President, General Counsel and Corporate Secretary), all of whom are Tier 2 participants (collectively, the “Specified Officers”) and those with a title of Vice President being Tier 3 participants. Each of the Tier 1, Tier 2 and Tier 3 participants will also be required to enter into a separate participation agreement to the Severance Plan (a “Participation Agreement”), which provides for certain enhanced benefits and imposes additional requirements in addition to the terms of the Severance Plan.
The Severance Plan provides participants with severance benefits in the event of a termination by the Company without Cause (as defined therein) or, in the case of Tier 1 through 3 participants, by the participant for Good Reason (as defined therein) (each, a “Qualifying Termination”), with such severance benefits consisting of the following for the Specified Officers: (i) cash severance in the form of continued base salary payments for 24 months (Tier 1 participant) or 12 months (Tier 2 participant) post-termination; (ii) subsidized COBRA coverage for 18 months post-termination (both Tier 1 and 2 participants); (iii) outplacement services for 12 months post-termination (both Tier 1 and 2 participants); and (iv) if the Qualifying Termination occurs after fiscal year 2020, a pro-rata annual bonus for the year of termination based on actual performance (both Tier 1 and 2 participants).
For Tier 1 and 2 participants (i.e., all of the Specified Officers), the Severance Plan and Participation Agreements provide for enhanced severance benefits in the event that the Qualifying Termination occurs within the two-year period following a Change in Control (as defined therein), with such enhanced severance benefits consisting of the same severance benefits as described in the preceding paragraph, subject to the following enhancements: (i) the cash severance consists of an amount equal to 2.0x (Tier 1 participant) or 1.5x (Tier 2 participants) the sum of the participant’s (x) base salary and (y) target bonus (initially 110% of base salary (Tier 1 participant) and 65% of base salary (Tier 2 participants, other than Mr. Allman, whose target bonus is initially 75% of base salary)), payable in installments over the 24-month (Tier 1 participant) or 18-month (Tier 2 participants) post-termination period; and (ii) the pro-rata annual bonus is based on target (as opposed to actual) performance. If the Qualifying Termination occurs after the date that the Compensation Committee of the Board determines annual compensation for fiscal year 2021, then the amount in clause (i)(y) above will equal to the greatest of (x) the Specified Officer’s initial target bonus amount described above, (y) 100% of the Specified Officer’s target

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
bonus for the fiscal year in which the Qualifying Termination occurs and (z) 100% of the Specified Officer’s target bonus for the prior fiscal year (excluding fiscal year 2020 and all prior years).
The Participation Agreements also subject Tier 1 through Tier 3 participants, including the Specified Officers, to restrictive covenants as a condition of participating therein, with such covenants consisting of the following: (i) 12-month (or, if longer, the length of the base salary continuation period) post-termination non-compete; (ii) 24-month post-termination non-solicitation/non-hire; (iii) assignment of inventions; and (iv) perpetual confidentiality and non-disparagement. The Participation Agreements also provide that the Severance Plan may not be amended in an adverse manner to the Tier 1 through Tier 3 participants during the three-year period following the Effective Date.
Note 14 — STOCKHOLDERS’ INVESTMENT, EARNINGS PER SHARE AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Stockholders’ Investment, Common Stock and Preferred Stock
Pursuant to the Plan, upon the Effective Date all existing equity interests in the Company were cancelled and discharged, including the options and restricted stock awards.
On the Effective Date, the Predecessor Common Stock, including options, warrants, rights, restricted stock units or other securities or agreements to acquire such Predecessor Common Stock, was cancelled pursuant to the Plan, and the Company issued the following in accordance with the Plan:
•	approximately 1,300,000 shares of New Common Stock to holders of the 8.75% Senior Secured Notes;
•	approximately 9,900,000 shares of New Common Stock to holders of the Unsecured Notes and holders of General Unsecured Claims;
•	approximately 900,000 shares of New Preferred Stock to holders of the 8.75% Senior Secured Notes; and
•	approximately 5,900,000 shares of New Preferred Stock to holders of the Unsecured Notes.
The New Stock was issued under the Plan pursuant to exemptions from the registration requirements of the Securities Act under Section 1145 of the Bankruptcy Code and Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.
On the Effective Date, the Company executed the Certificate of Designation of 13,000,000 shares of New Preferred Stock designated as “10.000% Series A Convertible Preferred Stock”, by filing the certificate of designations relating to the New Preferred Stock (the “Certificate of Designations”).
As of December 31, 2019 (Successor), there were 11,235,535 shares of New Common Stock and 6,824,582 shares of New Preferred Stock issued and outstanding.
At any time and from time to time following the Effective Date, each holder of shares of the New Preferred Stock shall have the right to convert all or any portion of such holder’s shares of New Preferred Stock, at such holder’s sole discretion, into a whole number of fully-paid and non-assessable shares of New Common Stock equal to (i) the Initial Liquidation Preference of $48.51 (as defined in the Certificate of Designations) divided by (ii) the conversion price of $36.37 (such amount, the “Conversion Return”) and then multiplied by (iii) the number of shares of New Preferred Stock being converted (the “Converted Shares”).
In addition, from time to time following the Effective Date, holders of a majority of the then-outstanding shares of New Preferred Stock, voting as a separate class, shall have the right to (i) convert all of the shares of New Preferred Stock into a number of shares of New Common Stock equal to (a) the Conversion Return multiplied by (b) the Converted Shares, or (ii) convert all of the shares of New Preferred Stock into substantially equivalent securities of one or more of the Company’s domestic subsidiaries.
Dividends with respect to each share of New Preferred Stock accrue together with any previously declared but unpaid dividends in respect of the New Preferred Stock, and accumulate annually at ten percent (10.0%) for each

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
year that such share is outstanding, to and including the dividend payment date with respect to such year. In the event of a breach by the Company, including, but not limited to, the failure by the Company to timely pay the holders any PIK Dividend (as defined below), the holders shall be entitled to an increase in the dividend rate by an increment of two percent (2.0%) per annum.
Holders shall be entitled to receive prior to any distributions made in respect of any junior stock in respect of the same year the amount that would have been payable if such dividend had been paid in cash (the “PIK Dividend Amount”) to be paid by delivering to the holders a number of PIK shares equal to the quotient of (x) the applicable PIK Dividend Amount divided by (y) the New Preferred Stock purchase price (such dividend, a “PIK Dividend”).
The Base Return Amount means, at the applicable date of determination, an amount equal to: (i) prior to the 3rd anniversary of the Issue Date, an amount per share of the Initially Issued New Preferred Stock necessary to achieve, with respect to each such share of Initially Issued New Preferred Stock, the greater of (a) an IRR of 14% and (b) a 1.5x MOIC; (ii) on or after the 4rd anniversary of the Issue Date, but prior to the 4th anniversary, an amount per share of the Initially Issued New Preferred Stock necessary, with respect to each such share to achieve the greater of (a) an IRR of 15% and (b) a 1.7x MOIC; (iii) on or after the 3rd anniversary of the Issue Date, but prior to the 5th anniversary, an amount per share of Initially Issued New Preferred Stock necessary, with respect of each such share to achieve the greater of (a) an IRR of 16% and (b) 1.9x MOIC; or (iv) on or after the 5th anniversary of the Issue Date, an amount per share of Initially Issued New Preferred Stock equal to the greater of (a) an IRR of 17% and (b) a 2.1x MOIC.
In lieu of receiving the Liquidation Preference in cash (if applicable), each holder may elect to convert his or her shares of New Preferred Stock into shares of New Common Stock immediately prior to (and subject to the consummation of) a liquidation event or deemed liquidation event and share in the proceeds and other consideration with such conversion being sufficient to result in each holder receiving a number of shares of New Common Stock that would be economically equivalent to such holder receiving the Liquidation Preference in cash.
The New Preferred Stock will become redeemable at the holder’s option on or after the fifth anniversary of the issuance date, at a price equal to the Liquidation Preference. Prior to the fifth anniversary of the issuance date, New Preferred Stock will become redeemable at the holder’s option upon the occurrence of a breach of the Certificate of Designations but only during the continuation thereof or on or immediately prior to the consummation of any liquidation event or deemed liquidation event.
Upon a fundamental transaction, the Company shall have a call right to convert all of the then-outstanding shares of Preferred Stock (including any accrued and unpaid PIK Dividends thereon) into shares of New Common Stock immediately prior to and subject to the consummation of such fundamental transaction so that the holders share in the proceeds and other consideration of the fundamental transaction as holders of New Common Stock, with such conversion being sufficient to result in each holder receiving a number of shares of New Common Stock that would be economically equivalent to such holder receiving, as determined in good faith by the Board, (i) the Liquidation Preference, multiplied by the applicable make-whole redemption percentage plus (ii) if positive, the present value as of the call date of the expected amount of all remaining dividends that would accrue had the Company not exercised the call right between (inclusive of such dates) the call date and 5th anniversary of the issue date multiplied by the applicable make-whole redemption percentage.
Holders of New Preferred Stock are entitled to vote on an as-converted basis, giving hypothetical effect to the Conversion Return in the hypothetical conversion of New Preferred Stock to New Common Stock. The affirmative consent of the holders of a majority of the then-outstanding shares of New Preferred Stock, voting as a separate class, is required for certain matters related to New Preferred Stock.
As of December 31, 2019, the New Preferred Stock had accumulated PIK dividends of $1.51 per share and $10.3 million in the aggregate.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Because the New Preferred Stock may be redeemed in certain circumstances outside of the sole control of the Company (including at the option of the holder), but it is not mandatorily redeemable, the New Preferred Stock has been classified as mezzanine equity and initially recognized at fair value of $618.9 million as of October 31, 2019 (Successor). This amount has been reduced by the fair value of the bifurcated derivative liability as of October 31, 2019 (Successor) of $470.3 million, resulting in an initial value of $148.6 million.
Redeemable equity securities that are not currently redeemable, but are probable of becoming redeemable should be accreted to their redemption values. The Company assessed whether the New Preferred Stock is probable of becoming cash redeemable. An event outside the holder’s control may prevent an instrument from becoming otherwise redeemable, and in such circumstances, the probability that an intervening event will occur should be considered in determining whether an instrument is probable of becoming redeemable (and thus whether subsequent measurement is required). The Company determined that it is not probable that the New Preferred Stock will become cash redeemable as the Company expects that (1) settlement events outside of the holder’s control are more probable than not of occurring prior to a potential cash redemption date, and (2) upon occurrence of these events, the Company controls the ability to settle the New Preferred Stock using shares of New Common Stock, and (3) it is probable that the Company will have sufficient authorized, unissued shares of New Common Stock (in other words, it is not probable that the Company would be unable to settle in shares upon the occurrence of a triggering event). The Company continues to monitor the likelihood of any circumstance that would require the Company to settle the New Preferred Stock using cash. If it becomes probable that the New Preferred Stock will become cash redeemable, the Company will accrete to redemption value using an appropriate method.
Earnings per Share
Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. The New Preferred Stock is not included on an if-converted basis under diluted earnings per common share because the conversion of the shares would be anti-dilutive. Diluted earnings per common share excludes options to purchase shares and restricted stock awards, which were outstanding during the period but were anti-dilutive, as follows:
	Predecessor
	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Options:
Outstanding	3,087,700	3,447,397	3,175,849	2,682,918
Weighted average exercise price	$26.52	$25.62	$26.58	$33.11
Restricted stock awards:
Outstanding	841,574	671,258	646,714	591,808
Weighted average price	$6.44	$9.58	$8.51	$11.64

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The following tables set forth the computation of basic and diluted earnings per share:
	Predecessor
	One Month Ended October 31, 2019	Three Months Ended December 31, 2018	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Loss (in thousands):
Loss available to common stockholders – basic	$(504,194)	$(85,700)	$(836,414)	$(261,511)
Loss available to common stockholders – diluted	$(504,194)	$(85,700)	$(836,414)	$(261,511)
Shares:
Weighted average number of common shares outstanding – basic	35,918,916	35,798,185	35,918,916	35,712,735
Net effect of dilutive stock options and restricted stock awards based on the treasury stock method	—	—	—	—
Weighted average number of common shares outstanding – diluted(1)	35,918,916	35,798,185	35,918,916	35,712,735
Basic loss per common share	$(14.04)	$(2.39)	$(23.29)	$(7.32)
Diluted loss per common share	$(14.04)	$(2.39)	$(23.29)	$(7.32)
(1)
Potentially dilutive shares issuable pursuant to the warrant transactions entered into concurrently with the issuance of the Company’s 4 1/2% Convertible Senior Notes (the “Warrant Transactions”) were not included in the computation of diluted income per share for the three and six months ended September 30, 2019 and 2018, because to do so would have been anti-dilutive. For further details on the Warrant Transactions, see Note 5 in the fiscal year 2019 Financial Statements.

Successor
Two Months Ended December 31, 2019
Loss (in thousands):
Net loss attributable to Bristow Group	$(152,512)
Less: PIK dividends(1)	(10,313)
Loss available to common stockholders – basic	$(162,825)
Loss available to common stockholders – diluted	$(162,825)
Shares:
Weighted average number of common shares outstanding – basic	11,235,535
Net effect of dilutive stock options and restricted stock awards(2)	—
Weighted average number of preferred shares outstanding(2)	—
Weighted average number of common shares outstanding – diluted	11,235,535
Basic loss per common share	$(14.49)
Diluted loss per common share(3)	$(14.49)
(1)	See “Stockholders’ Investment, Common Stock and Preferred Stock” above for further details on PIK dividends.
(2)	Potentially dilutive shares were not included in the calculation because to do so would have been anti-dilutive.
(3)
Diluted loss per common share cannot be higher than basic loss per common share. Therefore, diluted loss per common share equals basic loss per common share for the two months ended December 31, 2019 (Successor).

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
Accumulated Other Comprehensive Loss
The following table sets forth the changes in the balances of each component of accumulated other comprehensive loss (in thousands):
	Currency Translation Adjustments	Pension Liability Adjustments(1)	Unrealized gain (loss) on cash flow hedges(2)	Total
Balance as of March 31, 2019 (Predecessor)	$(137,867)	$(189,734)	$(388)	$(327,989)
Other comprehensive income before reclassification	23,004	—	(1,828)	21,176
Reclassified from accumulated other comprehensive income	—	—	1,146	1,146
Net current period other comprehensive income	23,004		(682)	22,322
Foreign exchange rate impact	(1,551)	1,551	—	—
Balance as of October 31, 2019 (Predecessor)	(116,414)	(188,183)	(1,070)	(305,667)
Fair value fresh-start adjustment	116,414	188,183	1,070	305,667
Balance as of October 31, 2019 (Predecessor)	$—	$—	$—	$—

Balance as of October 31, 2019 (Successor)	$—	$—	$—	$—
Fair value fresh-start adjustment	—	—	—	—
Reclassified from accumulated other comprehensive income	—	—	—	—
Net current period other comprehensive income	—	—	(902)	(902)
Foreign exchange rate impact	8,251	—	—	8,251
Balance as of December 31, 2019 (Successor)	$8,251	$—	$(902)	$7,349
(1)	Reclassification of amounts related to pension liability adjustments are included as a component of net periodic pension cost.
(2)	Reclassification of amounts related to cash flow hedges were included as direct costs.
Note 15 — SEGMENT INFORMATION
The Company conducts business in one segment: industrial aviation services. The industrial aviation services global operations are conducted primarily through two hubs that include four regions as follows: Europe Caspian, Africa, Americas and Asia Pacific. The Europe Caspian region comprises all of the Company’s operations and affiliates in Europe and Central Asia, including Norway, the U.K. and Turkmenistan. The Africa region comprises all of the Company’s operations and affiliates on the African continent, including Nigeria and Egypt. The Americas region comprises all of the Company’s operations and affiliates in North America and South America, including Brazil, Canada, Guyana, Trinidad and the U.S. Gulf of Mexico. The Asia Pacific region comprises all of the Company’s operations and affiliates in Australia and Southeast Asia. Prior to the sale of BHLL and Aviashelf during the three months ended December 31, 2019 (Successor), the Company had operations in Sakhalin, Russia which is included in the Asia Pacific region. Prior to the sale of Eastern Airways on May 10, 2019 (Predecessor), the Company had fixed wing operations in the Europe Caspian region.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
The following tables show region information reconciled to consolidated totals, and prepared on the same basis as the Company’s condensed consolidated financial statements (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Region revenue from external customers:
Europe Caspian	$115,930	$60,196	$186,537
Africa	30,625	15,215	43,830
Americas	40,624	21,835	55,198
Asia Pacific	13,600	8,462	43,829
Corporate and other	145	119	464
Total region revenue(1)	$200,924	$105,827	$329,858
Intra-region revenue:
Europe Caspian	$243	$103	$1,913
Africa	—	—	—
Americas	675	63	1,262
Asia Pacific	—	—	—
Corporate and other	—	—	1
Total intra-region revenue	$918	$166	$3,176
Consolidated revenue:
Europe Caspian	$116,173	$60,299	$188,450
Africa	30,625	15,215	43,830
Americas	41,299	21,898	56,460
Asia Pacific	13,600	8,462	43,829
Corporate and other	145	119	465
Intra-region eliminations	(918)	(166)	(3,176)
Total consolidated revenue(1)	$200,924	$105,827	$329,858
(1)	The above table represents disaggregated revenue from contracts with customers except for the following (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Revenue not from contracts with customers:
Europe Caspian	$219	$104	$1,685
Africa	—	—	—
Americas	5,845	2,661	8,002
Asia Pacific	52	—	70
Corporate and other	—	31	—
Total region revenue	$6,116	$2,796	$9,757

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Region revenue from external customers:
Europe Caspian	$115,930	$428,660	$606,584
Africa	30,625	111,896	119,638
Americas	40,624	140,551	162,633
Asia Pacific	13,600	75,722	155,653
Corporate and other	145	394	1,361
Total region revenue(1)	$200,924	$757,223	$1,045,869
Intra-region revenue:
Europe Caspian	$243	$1,719	$5,847
Africa	—	122	—
Americas	675	1,911	3,910
Asia Pacific	—	73	—
Corporate and other	—	—	2
Total intra-region revenue	$918	$3,825	$9,759
Consolidated revenue:
Europe Caspian	$116,173	$430,379	$612,431
Africa	30,625	112,018	119,638
Americas	41,299	142,462	166,543
Asia Pacific	13,600	75,795	155,653
Corporate and other	145	394	1,363
Intra-region eliminations	(918)	(3,825)	(9,759)
Total consolidated revenue(1)	$200,924	$757,223	$1,045,869
(1)	The above table represents disaggregated revenue from contracts with customers except for the following (in thousands):
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Region revenue from external customers:
Europe Caspian	$219	$726	$18,798
Africa	—	—	—
Americas	5,845	18,627	22,804
Asia Pacific	52	191	201
Corporate and other	—	—	—
Total region revenue	$6,116	$19,544	$41,803

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor	Predecessor
	Two Months Ended December 31, 2019	One Month Ended October 31, 2019	Three Months Ended December 31, 2018
Earnings from unconsolidated affiliates, net of losses – equity method investments:
Europe Caspian	$120	$—	$(2)
Americas	1,379	3,609	2,556
Corporate and other	—	—	(101)
Total earnings from unconsolidated affiliates, net of losses – equity method investments	$1,499	$3,609	$2,453
Consolidated operating income (loss):
Europe Caspian	$1,869	$3,112	$3,342
Africa	2,910	2,982	5,286
Americas	8,596	6,296	4,656
Asia Pacific	(2,885)	(1,371)	(6,654)
Corporate and other	(12,221)	(9,621)	(21,535)
Gain (loss) on disposal of assets	(154)	249	(16,015)
Total consolidated operating income (loss)(1)	$(1,885)	$1,647	$(30,920)
Depreciation and amortization:
Europe Caspian	$6,019	$3,321	$13,041
Africa	1,342	831	3,732
Americas	1,586	2,184	7,108
Asia Pacific	1,792	772	3,812
Corporate and other	1,187	1,114	2,922
Total depreciation and amortization	$11,926	$8,222	$30,615
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Earnings from unconsolidated affiliates, net of losses – equity method investments:
Europe Caspian	$120	$168	$17
Americas	1,379	6,100	2,691
Corporate and other	—	321	(341)
Total earnings from unconsolidated affiliates, net of losses – equity method investments	$1,499	$6,589	$2,367
Consolidated operating income (loss):
Europe Caspian	$1,869	$26,143	$13,856
Africa	2,910	17,255	7,892
Americas	8,596	13,391	(631)
Asia Pacific	(2,885)	(33,653)	(14,613)
Corporate and other	(12,221)	(101,559)	(151,440)
Gain (loss) on disposal of assets	(154)	(3,768)	(18,986)
Total consolidated operating income (loss)(1)	$(1,885)	$(82,191)	$(163,922)

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
	Successor	Predecessor
	Two Months Ended December 31, 2019	Seven Months Ended October 31, 2019	Nine Months Ended December 31, 2018
Depreciation and amortization:
Europe Caspian	$6,019	$28,155	$37,985
Africa	1,342	10,829	10,811
Americas	1,586	16,654	21,299
Asia Pacific	1,792	7,463	12,221
Corporate and other	1,187	7,763	9,729
Total depreciation and amortization	$11,926	$70,864	$92,045
	Successor	Predecessor
	December 31, 2019	March 31, 2019
Identifiable assets:
Europe Caspian	$1,118,168	$1,070,863
Africa	239,598	325,502
Americas	331,579	661,266
Asia Pacific	205,106	255,136
Corporate and other (2)	181,590	339,832
Total identifiable assets	$2,076,041	$2,652,599
Investments in unconsolidated affiliates – equity method investments:
Europe Caspian	$512	$375
Americas	86,600	108,831
Corporate and other	—	2,711
Total investments in unconsolidated affiliates – equity method investments	$87,112	$111,917
(1)
Results for the seven months ended October 31, 2019 (Predecessor) were positively impacted by a reduction to rent expense of $6.0 million (included in direct costs) impacting Europe Caspian and Asia Pacific regions by $1.5 million and $4.5 million, respectively, related to OEM cost recoveries for ongoing aircraft issues. Results for the nine months ended December 31, 2018 (Predecessor) were positively impacted by a reduction to rent expense of $6.9 million (included in direct costs) impacting Europe Caspian and Asia Pacific regions by $4.6 million and $2.3 million, respectively, related to OEM cost recoveries for ongoing aircraft issues. For further details, see Note 1.

(2)
Includes $13.6 million and $51.7 million of construction in progress within property and equipment on the Company’s condensed consolidated balance sheets as of December 31 (Successor) and March 31, 2019 (Predecessor), respectively. The balance as of December 31, 2019 (Successor) primarily represents aircraft modifications and other miscellaneous equipment, tooling and building improvements currently in progress. The balance as of March 31, 2019 (Predecessor) primarily represents progress payments on aircraft to be delivered in future periods. During the seven months ended October 31, 2019 (Predecessor), the Company rejected its aircraft purchase agreement with Airbus and wrote-off $30.6 million of construction in progress.

Independent Auditors’ Review Report
The Board of Directors
Bristow Group Inc.:
Report on the Financial Statements
We have reviewed the condensed consolidated financial statements of Bristow Group Inc. and subsidiaries (the Company), which comprise the condensed consolidated balance sheet as of December 31, 2019 (Successor), and the related condensed consolidated statements of operations, comprehensive loss, and changes in stockholders’ investment and mezzanine equity for the two months ended December 31, 2019 (Successor) and the month ended October 31, 2019 (Predecessor), and the related condensed consolidated statements of operations, comprehensive loss, cash flows, and changes in stockholders’ investment and mezzanine equity for the two months ended December 31, 2019 (Successor) and the seven months ended October 31, 2019 (Predecessor).
Basis of Accounting
As discussed in note 1 to the condensed consolidated financial statements, on October 8, 2019, the United States Bankruptcy Court in the Southern District of Texas entered an order confirming the Company’s amended plan for reorganization under Chapter 11 of the Bankruptcy Code, which became effective on October 31, 2019. Accordingly, the accompanying condensed consolidated financial statements have been prepared in conformity with Accounting Standards Codification Topic 852, Reorganizations, for the Successor as a new reporting entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in note 3 to the condensed consolidated financial statements.
Change in Accounting Principle
As discussed in note 1 to the condensed consolidated financial statements, the Company changed its method of accounting for leases as of April 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), and subsequent amendments thereto.
Management’s Responsibility
The Company’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.
Auditors’ Responsibility
Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.
Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Condensed Balance Sheet as of March 31, 2019
We have previously audited, in accordance with the standards of the PCAOB, the consolidated balance sheet as of March 31, 2019, and the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ investment and redeemable noncontrolling interest for the year then ended, and we expressed an unqualified audit opinion on those audited consolidated financial statements in our report dated October 28, 2019. In our opinion, the accompanying condensed consolidated balance sheet of Bristow Group Inc. and its subsidiaries as of March 31, 2019 is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.
/s/ KPMG LLP
Houston, Texas
March 31, 2020

ANNEX A
AGREEMENT AND PLAN OF MERGER

by and among

ERA GROUP INC.,

RUBY REDUX MERGER SUB, INC.

and

BRISTOW GROUP INC.

Dated as of January 23, 2020

A-i

A-ii

		Page
Section 6.17	Notification of Certain Matters	84
Section 6.18	Financing Matters	84
Section 6.19	Certain Tax Matters	85
Section 6.20	Preferred Stock Conversion	85
Section 6.21	Post-Closing Officers	85
Section 6.22	Disputed Claims	85
Article VII

CONDITIONS TO THE MERGER
Section 7.1	Conditions to Each Party’s Obligation to Effect the Merger	86
Section 7.2	Conditions to Obligation of the Company to Effect the Merger	86
Section 7.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	87
Section 7.4	Frustration of Closing Conditions	88
Article VIII

TERMINATION
Section 8.1	Termination and Abandonment	89
Section 8.2	Manner and Effect of Termination	90
Section 8.3	Expenses and Termination Fees	91
Article IX

MISCELLANEOUS
Section 9.1	No Survival of Representations and Warranties	93
Section 9.2	Expenses; Transfer Taxes	93
Section 9.3	Counterparts; Effectiveness	93
Section 9.4	Governing Law; Jurisdiction	93
Section 9.5	Specific Enforcement	94
Section 9.6	Waiver of Jury Trial	95
Section 9.7	Notices	95
Section 9.8	Assignment; Binding Effect	96
Section 9.9	Severability	96
Section 9.10	Entire Agreement; No Third-Party Beneficiaries	96
Section 9.11	Amendments; Waivers	97

Company Disclosure Letter
Parent Disclosure Letter

Schedule 2.6	Directors of Parent

Exhibit A	Company Tax Representations Certificate

Exhibit B	Parent Tax Representations Certificate
A-iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 23, 2020 (this “Agreement“), by and among Era Group Inc., a Delaware corporation (“Parent“), Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub“), and Bristow Group Inc., a Delaware corporation (the “Company“).
W I T N E S S E T H:
WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger“), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;
WHEREAS, the board of directors of the Company (the “Company Board“) has authorized and adopted this Agreement and resolved that the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL“), is advisable, fair to and in the best interests of the Company and the stockholders of the Company and has resolved to recommend the approval and adoption of this Agreement by its stockholders;
WHEREAS, the board of directors of Parent (the “Parent Board“) has: (a) approved this Agreement and declared it advisable, fair to and in the best interests of Parent and the stockholders of Parent for Parent to enter into this Agreement, amend the certificate of incorporation of Parent to increase the number of shares of Parent Common Stock authorized thereunder (the “Parent Charter Amendment”) and amend Parent’s 2012 Share Incentive Plan to increase the number of shares of Parent Common Stock authorized for issuance thereunder (the “Parent Stock Authorization“) and (b) resolved to recommend the approval of the Parent Charter Amendment, the Parent Stock Authorization and the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions of this Agreement by Parent’s stockholders (the “Parent Stock Issuance“);
WHEREAS, the board of directors of Merger Sub has authorized and adopted this Agreement and resolved that the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, is advisable, fair to and in the best interests of Merger Sub and its stockholder;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the parties’ willingness to enter into this Agreement, certain significant stockholders of the Company (the “Significant Stockholders“) are each entering into a voting agreement with Parent and the Company (the “Voting Agreements”), pursuant to which the Significant Stockholders have agreed to execute and deliver written consents constituting the approval of the Requisite Company Stockholders to adopt this Agreement on the terms and conditions set forth therein;
WHEREAS, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code“) and (b) Parent, the Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, Parent, Merger Sub and the Company agree as follows:
Article I

DEFINITIONS
Section 1.1 Definitions.
(a)As used in this Agreement, the following terms have the following respective meanings:
“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement and that does not in any way restrict the Company and its Representatives from complying with the Company’s obligations to Parent under this Agreement or Parent and its Representatives from complying with Parent’s obligations to the Company under this Agreement (as applicable), it being understood that such confidentiality agreement must contain “standstill” and employee non-solicit provisions or similar provisions, including a prohibition on the making or amendment of any Company Alternative Proposal or Parent Alternative Proposal (as applicable), except that such provisions may include an exception solely to the extent necessary to allow a Person to make a non-public proposal to the Company Board or Parent Board, as applicable (which proposal will be shared with Parent pursuant to the terms of Section 6.5 or with the Company pursuant to the terms of Section 6.6).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.
“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule, or regulation requiring parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture.
“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York or Houston, Texas are authorized or required by law or executive order to be closed.
“Company ABL Facilities Agreement” means that certain ABL Facilities Agreement, dated as of April 17, 2018, as amended and restated by an amendment and restatement, confirmation and waiver agreement, dated as of October 31, 2019, among Bristow Norway AS and Bristow Helicopters Limited, as borrowers and guarantors, the Company, as parent guarantor, Barclays Bank PLC and Credit Suisse AG, Cayman Island Branch, as arrangers and bookrunners, Barclays Bank PLC, as agent, issuing bank, security agent and swingline lender, and the several banks, other financial institutions and other lenders from time to time party thereto.
“Company Alternative Proposal” means any bona fide proposal or offer made by any Person other than Parent and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the Company’s equity securities or of the voting power of the outstanding shares of Company Common Stock, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the Company’s equity securities or shares with twenty percent (20%) or more of the voting power of the outstanding shares of Company Common Stock, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.
“Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, vacation, stock purchase, stock option, restricted stock, stock appreciation right, equity compensation, employment, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by the Company or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to the Company and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of the Company or its Subsidiaries.
“Company Consolidated Entities” means the entities listed on Section 1.1(a)(ii) of the Company Disclosure Letter.
“Company Equity Awards” means, collectively, the Company Options and Company RSUs.
“Company Expenses” means a cash amount up to $4,000,000 to be paid in respect of the Company’s reasonable and documented out-of-pocket costs and expenses in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated herein.
“Company Incentive Plan” means the Company’s 2019 Management Incentive Plan.
“Company Joint Venture” means any of the Company Consolidated Entities and Company Unconsolidated Affiliates.
“Company Major Unconsolidated Affiliates” has the definition set forth in the definition of “Company Unconsolidated Affiliates.”
“Company Material Adverse Effect” means any event, change, fact, circumstance, occurrence, development, condition or effect that (a) would reasonably be expected to prevent the consummation of the Merger or the Parent Stock Issuance or delay the consummation of the Merger or the Parent Stock Issuance beyond the End Date or (b) has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in the market price or change in the trading volume of Company Common Stock (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (iii) changes or developments in the industries in which the Company and its Subsidiaries operate, (iv) (A) the negotiation, execution and delivery of this Agreement or (B) the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the Merger or this Agreement (other than with respect to any representations and warranties of the Company specifically addressing the impact of the Merger or this Agreement on such matters), (v) the identity of Parent or any of its Affiliates as the acquiror of the Company, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any pandemic, hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof or (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect); provided that, with respect to clauses (i), (iii), (vii), (viii), (ix) and (x), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate.
“Company Material Contract” means any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of the Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $10,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $25,000,000 that has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $10,000,000 or (B) gives any Person the right to acquire any assets of the Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $10,000,000; (vii) indemnifies or holds harmless any director or executive officer of the Company or any of its Subsidiaries (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of the Company or any of its Subsidiaries); (viii) requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $10,000,000, individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business; (ix) restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries; (x) is a Contract between any of the Company or any of its Subsidiaries, on the one hand, and any stockholder of the Company holding five percent (5%) or more of the issued and outstanding Company Common Stock or Company Preferred Stock, on the other hand; (xi) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (xii) is a Contract under which any of the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $10,000; (xiii) is a Contract with an independent contractor or other service provider for the provision of labor to the Company or any of its Subsidiaries, which is not cancellable without penalty or without more than sixty (60) days’ notice and which would require the Company or any of its Subsidiaries to pay consideration of more than $10,000,000 after the date of this Agreement; (xiv) is a Contract providing for indemnification or any guaranty by the Company or any of its Subsidiaries, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or any of its Subsidiaries of any of the obligations of (A) the Company or any Company Consolidated Entity or (B) any Company Unconsolidated Affiliate that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business; (xv) is a Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to the Company and its Subsidiaries, taken as a whole, or obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party; or (xvi) was entered into pursuant to the Company Plan of Reorganization; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.
“Company Plan of Reorganization” means the Amended Joint Chapter 11 Plan of Reorganization of the Company and its debtor affiliates, as modified.
“Company Reserved Shares” means shares of Company Common Stock held in reserve for Disputed Claims (as defined in the Company Plan of Reorganization) as of immediately prior to the Effective Time.
“Company Severance Plan” means the Bristow Group Inc. Amended and Restated Management Severance Benefits Plan for U.S. Employees, effective as of October 31, 2019.
“Company Share” means a share of Company Stock.
“Company Stock” means Company Common Stock and/or Company Preferred Stock.
“Company Superior Proposal” means a written Company Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Company Alternative Proposal being treated as references to “sixty-six and two-thirds percent (66 2/3%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 6.5, that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Company Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Company Alternative Proposal, availability of necessary financing, and all legal, financial and regulatory aspects or risks of such Company Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Company Alternative Proposal, to be more favorable to holders of Company Shares, from a financial point of view, than the transactions contemplated by this Agreement.
“Company Termination Fee” means an amount equal to $9,000,000.
“Company Unconsolidated Affiliates” means the entities listed on Section 1.1(a)(i) of the Company Disclosure Letter, including the entities listed as “Company Major Unconsolidated Affiliates.”
“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.
“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“FAA” means the Federal Aviation Administration of the United States and any successor thereto.
“FAR” means Federal Aviation Regulation (14 C.F.R. §§ 1-199).
“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.
“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.
“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.
“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by the Company or any of its Subsidiaries.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“NYSE” means the New York Stock Exchange.
“Order” means any order, judgment, writ, decree or injunction issued by any court, agency or other Governmental Entity.

“Parent Alternative Proposal” means any bona fide proposal or offer made by any Person other than the Company and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of Parent and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of Parent’s equity securities or of the voting power of the outstanding shares of Parent Common Stock, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of Parent’s equity securities or Parent Shares with twenty percent (20%) or more of the voting power of the outstanding shares of Parent Common Stock, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.
“Parent Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, vacation, stock purchase, stock option, restricted stock, stock appreciation right, equity compensation, employment, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Parent or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Parent and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Parent or its Subsidiaries.
“Parent Consolidated Entities” means the entities listed on Section 1.1(a) of the Parent Disclosure Letter.
“Parent Credit Facility” means that certain Amended and Restated Senior Secured Revolving Credit Facility Agreement, dated March 31, 2014, by and among Era Group Inc. and its subsidiaries as security party thereto, SunTrust Bank, as administrative agent, and the lenders signatories thereto, as amended to date.
“Parent Equity Awards” means, collectively, the Parent Options and the Parent Restricted Shares.
“Parent ESPP” means the Parent’s 2013 Employee Stock Purchase Plan, as amended.
“Parent Expenses” means a cash amount up to $4,000,000 to be paid in respect of Parent’s reasonable and documented out-of-pocket costs and expenses in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated herein.
“Parent Fully Diluted Shares” means the sum of (a) the number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time plus (b) the number of shares of Parent Common Stock underlying all of the Parent Options and Parent Restricted Shares outstanding immediately prior to the Effective Time.
“Parent Joint Venture” means any of the Parent Consolidated Entities or Parent Unconsolidated Affiliates.
“Parent Material Adverse Effect” means any event, change, fact, circumstance, occurrence, development, condition or effect that (a) would reasonably be expected to prevent the consummation of the Merger or the Parent Stock Issuance or delay the consummation of the Merger or the Parent Stock Issuance beyond the End Date or (b) has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Parent Material Adverse Effect: (i) changes in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in the market price or change in the trading volume of Parent Common Stock (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in the industries in which the Parent and its Subsidiaries operate, (iv) (A) the negotiation, execution and delivery of this Agreement or (B) the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any other litigation relating to this Agreement or the Merger (other than with respect to any representations and warranties of Parent specifically addressing the impact of the Merger or this Agreement on such matters), (v) the identity of Parent or any of its Affiliates as the acquiror of the Company, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by the Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any pandemic, hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof or (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect); provided that, with respect to clauses (i), (iii), (vii), (viii), (ix) and (x), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate.
“Parent Material Contract” means any Contract that: (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require Parent or any of its Subsidiaries to pay consideration of more than $2,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not yet been consummated or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $2,000,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $2,000,000; (vii) indemnifies or holds harmless any director or executive officer of Parent or its Subsidiaries (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of Parent or its Subsidiaries); (viii) requires any capital commitment or capital expenditure (or series of capital expenditures) by Parent or any of its Subsidiaries in an amount in excess of $2,000,000, individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business; (ix) restricts payment of dividends or distributions in respect of the capital stock or equity interests of Parent or any of its Subsidiaries; (x) is a Contract between any of Parent or any of its Subsidiaries, on the one hand, and any stockholder of Parent holding five percent (5%) or more of the issued and outstanding Parent Common Stock, on the other hand; (xi) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (xii) is a Contract under which any of Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $10,000; (xiii) is a Contract with an independent contractor or other service provider for the provision of labor to Parent or its Subsidiaries, which is not cancellable without penalty or without more than sixty (60) days’ notice and which would require Parent or any of its Subsidiaries to pay consideration of more than $2,000,000 after the date of this Agreement; (xiv) is a Contract providing for indemnification or any guaranty by Parent or any of its Subsidiaries, in each case that is material to Parent and its Subsidiaries, taken as a whole, other than (x) any guaranty by Parent or any of its Subsidiaries of any of the obligations of (A) Parent or another wholly owned Subsidiary thereof or (B) any Subsidiary (other than a wholly owned Subsidiary) of Parent that was entered into in the ordinary course of business pursuant to or in connection with a customer

Contract, or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business; or (xv) is a Contract that contains any provision that requires the purchase of all of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or obligates Parent or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.
“Parent Option” means an option to purchase a share of Parent Common Stock granted under any Parent Stock Plan.
“Parent Restricted Share” means a share of Parent Common Stock granted under any Parent Stock Plan that is subject to vesting, forfeiture or other lapse restriction.
“Parent Severance Plan” means the Parent’s Senior Executive Severance Plan, adopted on June 24, 2015, as may be amended from time to time.
“Parent Stock Plans” means, collectively, the Parent ESPP and the Parent’s 2012 Share Incentive Plan, as amended from time to time.
“Parent Superior Proposal” means a written Parent Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Parent Alternative Proposal being treated as references to “sixty-six and two-thirds percent (66 2/3%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 6.6, that the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Parent Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Parent Alternative Proposal, availability of necessary financing, and all legal, financial and regulatory aspects or risks of such Parent Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by the Company in response to such Parent Alternative Proposal, to be more favorable to holders of Parent Shares, from a financial point of view, than the transactions contemplated by this Agreement.
“Parent Termination Fee” means an amount equal to $9,000,000.
“Parent Unconsolidated Affiliates” means the entities listed on Section 1.1(b) of the Parent Disclosure Letter.
“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith or for which adequate reserves have been established, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or other similar liens arising in the ordinary course of business for amounts that are not delinquent and that will be paid in the ordinary course of business, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, (e) Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries or Parent and its Subsidiaries, (f) Liens that are disclosed on the most recent consolidated balance sheet of the Company or the Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, and which do not, individually or in the aggregate, cause a Company Material Adverse Effect, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries, taken as a whole, and which do not, individually or in the aggregate, cause a Parent Material Adverse Effect, (k) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, tenders, trade contracts, insurance obligations or other obligations of a like nature incurred in the ordinary course of business, and (l) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security obligations.
“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.
“Requisite Company Stockholders” means the stockholders of the Company comprising at least (a) the holders of a majority of the outstanding shares of Company Common Stock (together with the outstanding Company Preferred Stock voting on an as converted basis) and (b) one (1) Major Holder (as defined in the Stockholders Agreement).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Stockholders Agreement” means that certain Stockholders Agreement, dated effective as of October 31, 2019, by and among the Company and the stockholders of the Company party thereto.
“Subsidiary” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). For purposes of Article IV, when used with respect to the Company, unless the context otherwise requires, the term “Subsidiary” shall include the Company Consolidated Entities. For purposes of Article V, when used with respect to Parent, unless the context otherwise requires, the term “Subsidiary” shall include the Parent Joint Ventures.
(b) Each of the following terms is defined in the section set forth opposite such term:
Term	Section
Action	Section 6.14(b)
Aggregate Merger Consideration	Section 3.1(a)
Agreement	Preamble
Aircraft	Section 4.19(a)
Book-Entry Shares	Section 3.1(a)
CERCLA	Section 4.8(c)
Certificate of Merger	Section 2.3
Certificates	Section 3.1(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company Alternative Acquisition Agreement	Section 6.5(b)
Company Board	Recitals
Company Capitalization Date	Section 4.2(a)
Company Change of Recommendation	Section 6.5(e)
Company Common Stock	Section 3.1(a)
Company Disclosure Letter	Article IV
Company Financial Advisors	Section 4.21

Term	Section
Company Intervening Event	Section 6.5(e)
Company Leased Real Property	Section 4.16
Company Meeting	Section 6.8(a)
Company Option	Section 3.3(a)
Company Owned Real Property	Section 4.16
Company Permits	Section 4.7(c)
Company Preferred RSUs	Section 4.2(a)
Company Preferred Stock	Section 4.2(a)
Company Preferred Stock Options	Section 4.2(a)
Company Qualifying Proposal	Section 6.5(d)
Company Real Property	Section 4.16
Company Recommendation	Section 4.3(a)
Company RSU	Section 3.3(b)
Company SEC Documents	Section 4.4(a)
Company Stockholder Approval	Section 4.23
Confidentiality Agreement	Section 6.4(b)
Contaminants	Section 4.15(b)
Continuing Employees	Section 6.10(a)
DGCL	Recitals
Dissenting Shares	Section 3.4
Dissenting Stockholders	Section 3.4
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Environmental Law	Section 4.8(d)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Government Contracts	Section 4.20(a)
Governmental Entity	Section 4.3(b)
Hazardous Substance	Section 4.8(e)
HSR Act	Section 4.3(b)
Indemnified Party	Section 6.14(b)
Intellectual Property	Section 4.15(a)
IRS	Section 4.9(a)
IT Systems	Section 4.15(b)
Joint Proxy Statement/Prospectus	Section 4.12
Law	Section 4.7(a)
Laws	Section 4.7(a)
Merger	Recitals
Merger Sub	Preamble
New Plans	Section 6.10(b)
Old Plans	Section 6.10(b)
Parent	Preamble
Parent Alternative Acquisition Agreement	Section 6.6(b)
Parent Approvals	Section 5.3(b)
Parent Board	Recitals
Parent Capitalization Date	Section 5.2(a)
Parent Change of Recommendation	Section 6.6(e)
Parent Charter Amendment	Recitals
Parent Common Stock	Section 3.1(a)
Parent Disclosure Letter	Article V

Term	Section
Parent Financial Advisor	Section 5.21
Parent Intervening Event	Section 6.6(e)
Parent Leased Real Property	Section 5.18
Parent Meeting	Section 6.8(b)
Parent Owned Real Property	Section 5.18
Parent Permits	Section 5.8(c)
Parent Preferred Stock	Section 5.2(a)
Parent Qualifying Proposal	Section 6.6(d)
Parent Real Property	Section 5.18
Parent Recommendation	Section 5.3(a)
Parent SEC Documents	Section 5.4(a)
Parent Share	Section 3.1(a)
Parent Stock Authorization	Recitals
Parent Stock Issuance	Recitals
Parent Stockholder Approval	Section 5.25
Parts Manufacturer Approval	Section 4.19(d)
Per Share Merger Consideration	Section 3.1(a)
Policies	Section 4.18(a)
Preferred Stock Conversion	Section 6.20
Registration Statement	Section 4.12
Remedial Action	Section 6.11(b)
Replacement Option	Section 3.3(a)
Replacement Parent RSU	Section 3.3(b)
Representatives	Section 6.5(b)
SEACOR	Section 5.26(b)
Significant Stockholders	Recitals
Specified Approvals	Section 4.3(b)
Spin-Off	Section 5.26(b)
Spin-Off Opinion	Section 5.26(b)
Spin-Off Ruling	Section 5.26(b)
Supplemental Type Certificate	Section 4.19(d)
Surviving Corporation	Section 2.1
Takeover Law	Section 4.24
Tax Matters Agreement	Section 5.26(d)
Tax Return	Section 4.13(d)
Taxes	Section 4.13(d)
Termination Date	Section 6.1(a)
Voting Agreements	Recitals
Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply

“if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
Article II

THE MERGER
Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.
Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Milbank LLP, 55 Hudson Yards, New York, New York at 8:00 a.m., local time, on the third (3rd) Business Day after the satisfaction or waiver in accordance with this Agreement by the party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”
Section 2.3 Effective Time. On the Closing Date, the parties shall cause the Merger to be consummated by executing and delivering a certificate of merger (the “Certificate of Merger”) to the Secretary of State of the State of Delaware for filing with the Secretary of State of the State of Delaware and shall make all other filings, deliveries or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the acceptance of the Certificate of Merger by the Secretary of State of the State of Delaware, or such other time as the parties may agree and set forth in the Certificate of Merger (the “Effective Time”).
Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable laws of the State of Delaware.
Section 2.5 Charter and Bylaws.
(a) Prior to the Effective Time, Parent shall file the Parent Charter Amendment with the Secretary of State of the State of Delaware.
(b) Subject to Section 6.14, at the Effective Time, the charter and bylaws of the Company shall be amended and restated to read as the charter and bylaws of Merger Sub, in each case until thereafter amended.
Section 2.6 Directors. Subject to applicable law, Parent shall use its reasonable best efforts to cause those persons set forth on Schedule 2.6 to be appointed and elected to the Parent Board effective at, or promptly after, the Effective Time, who shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the charter and bylaws of Parent, and to the positions and committees set forth therein.

Article III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:
(a) Conversion of Company Common Stock. The shares of common stock, par value $0.0001 per share, of the Company (such shares, collectively, the “Company Common Stock”) outstanding immediately prior to the Effective Time (including (x) any shares of Company Common Stock issued as a result of the Preferred Stock Conversion provided for in Section 6.20 and (y) the Company Reserved Shares), other than any Dissenting Shares or Company Shares to be cancelled or converted pursuant to Section 3.1(b), shall be converted automatically into and shall thereafter represent the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01, of Parent (such shares, collectively, the “Parent Common Stock” and, each, a “Parent Share”) equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the Parent Fully Diluted Shares divided by (y) 23% (the consideration payable in accordance with this Section 3.1, the “Aggregate Merger Consideration”). Each holder of Company Common Stock, other than Dissenting Shares, shall be entitled to receive, for each share of Company Common Stock held immediately prior to the Effective Time (including any shares of Company Common Stock issued as a result of the Preferred Stock Conversion provided for in Section 6.20), a number of shares of Parent Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including (x) any shares of Company Common Stock issued as a result of the Preferred Stock Conversion provided for in Section 6.20, (y) the number of shares of Company Common Stock underlying all of the Company Options and Company RSUs (including any Company Preferred Stock Options and Company Preferred RSUs subject to the Preferred Stock Conversion) outstanding immediately prior to the Effective Time and (z) the Company Reserved Shares) (the portion of the Aggregate Merger Consideration payable per share of Company Common Stock, the “Per Share Merger Consideration”). All Company Shares that have been converted into the right to receive the Aggregate Merger Consideration as provided in this Section 3.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Company Shares (“Certificates”) or of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect to such Company Shares other than the right to receive the Per Share Merger Consideration and the right to receive, pursuant to Section 3.2(d), cash, if any, in respect of fractional shares into which such Company Shares have been converted and any then-unpaid dividend or other distribution, which was previously approved by the Company, with respect to such Company Shares having a record date before the Effective Time (in each case, less any applicable withholding Taxes).
(b) Company-, Parent- and Merger Sub-Owned Company Shares. Each Company Share that is owned directly by the Company as treasury stock or by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement. Each Company Share that is owned by any wholly owned Subsidiary of the Company shall be converted into and become such number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.
(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares of common stock of Merger Sub so converted and, subject to Section 3.1(b), shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
Section 3.2 Exchange of Certificates.
(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (subject to the Company’s reasonable prior approval) to act as an exchange agent hereunder and approved in advance by the Company (the “Exchange Agent”), in trust for the benefit of holders of the Company Shares, an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form comprising the amounts required to be delivered in respect of shares of Company Common Stock pursuant to the first sentence of Section 3.1(a). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable on such Parent Shares pursuant to Section 3.2(c) which had not theretofore been surrendered for exchange or been exchanged pursuant to Section 3.2(a) (such Parent Shares provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver the Aggregate Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.
(b) Exchange Procedures.
(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, the Exchange Agent shall mail to each holder of record of Company Shares whose Company Shares were converted into the Per Share Merger Consideration pursuant to Section 3.1 (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree prior to the Closing), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Per Share Merger Consideration.
(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the number of Parent Shares (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 3.1(a), (B) any dividends or other distributions payable pursuant to Section 3.2(c) and (C) cash in respect of fractional Parent Shares payable pursuant to Section 3.2(d), and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of Parent Shares pursuant to Section 3.1, any dividends or other distributions which the holder has the right to receive pursuant to Section 3.2(c) and cash in respect of fractional shares which the holder has the right to receive pursuant to Section 3.2(d) may be issued to a transferee if the Certificate formerly representing such Company Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.
(iii) The Exchange Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement (including under Section 3.3) such amounts as are required to be withheld or deducted under the Code, or any provision of state, local or foreign Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the applicable taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
(c) Distribution with Respect to Unexchanged Company Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate or Book-Entry Share formerly representing Company Shares, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.2(d), until the surrender of such Certificate or Book-Entry Share in accordance with this Article III. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of the Parent Shares issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 3.2(a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 3.2(a), and a payment date subsequent to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 3.2(a), payable with respect to such Parent Shares.
(d) Fractional Shares. No certificates or scrip or book-entry notations representing fractional Parent Shares shall be issued upon the conversion of Company Shares pursuant to Section 3.1. In respect of any such fractional shares, each holder of record of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to receive, from the Exchange Agent in accordance with the provision of this Section 3.2(d), a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale), as agent for former holders of Company Shares, in one or more transactions of Parent Shares (which Parent shall issue to the Exchange Agent on behalf of such former holders of Company Shares) equal to the excess of (i) the aggregate number of shares to be delivered to the Exchange Agent by Parent pursuant to Section 3.2(a) over (ii) the aggregate number of whole Parent Shares to be issued to the holders of Company Shares pursuant to Section 3.1. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in respect of any fractional share interests in Parent Shares, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Shares entitled to receive such cash.
(e) Closing of Transfer Books. The Parent Shares issued and cash paid pursuant to this Article III upon conversion of any Company Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged pursuant to this Article III.
(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Company Shares for one (1) year after the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation upon demand, and any former holders of Company Shares who have not surrendered their Company Shares in accordance with this Section 3.2 shall thereafter look only to the Surviving Corporation or Parent for payment and delivery of their claim for the Per Share Merger Consideration, any cash in respect of fractional shares and any dividends or distributions upon due surrender of their Company Shares. Any portion of the Exchange Fund remaining unclaimed by stockholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent (or at Parent’s election, the Surviving Corporation) free and clear of any claims or interest of any Person previously entitled thereto.
(g) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(h) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration, any cash in respect of fractional shares and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.
Section 3.3 Treatment of Company Equity Awards.
(a) Each option to purchase Company Shares that is outstanding immediately prior to the Effective Time that was granted pursuant to the Company Incentive Plan, whether vested or unvested (including any Company Preferred Stock Options subject to the Preferred Stock Conversion provided for in Section 6.20) (each, a “Company Option”), shall, as of the Effective Time and without any further action on the part of any holder thereof, be assumed and converted into an option to purchase shares of Parent Common Stock (a “Replacement Option”), with the number of shares of Parent Common Stock subject to each such Replacement Option being equal to the product of (A) the number of shares of Company Common Stock subject to the applicable Company Option immediately prior to the Effective Time, multiplied by (B) the Per Share Merger Consideration (with the aggregate number of shares of Parent Common Stock subject to the Replacement Option rounded down to the nearest whole number of shares), at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the exercise price per Company Share of the applicable Company Option by (ii) the Per Share Merger Consideration. Notwithstanding the foregoing, the exercise price and the number of shares of Parent Common Stock subject to the Replacement Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of any Replacement Options that, when the underlying Company Option was granted, was intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Except as otherwise provided in this Section 3.3(a), each Replacement Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Option immediately prior to the Effective Time.
(b) Each right to receive a Company Share (or other property based on the value thereof) granted pursuant the Company Incentive Plan in the form of “stock units” that is outstanding immediately prior to the Effective Time, whether vested or unvested (including any Company Preferred RSUs subject to the Preferred Stock Conversion provided for in Section 6.20) (each, a “Company RSU”), shall, as of the Effective Time and without any further action on the part of any holder thereof, be assumed and converted into the right to receive a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration (each, as so adjusted, a “Replacement Parent RSU”). Notwithstanding the foregoing, the adjustments described in the immediately preceding sentence shall be determined in a manner consistent with Section 409A of the Code, if applicable. Except as otherwise provided in this Section 3.3(b), each Replacement Parent RSU shall continue to have, and shall be subject to, the same terms and conditions (including settlement conditions) as applied to the corresponding Company RSU immediately prior to the Effective Time.
(c)Prior to the Effective Time, Parent and the Company, as applicable, will adopt such resolutions of the Parent Board or the Company Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 3.3.
Section 3.4 Dissenters’ Rights. Except as otherwise waived pursuant to the Stockholders Agreement, shares of Company Common Stock (including any shares issued as a result of the Preferred Stock Conversion provided for in Section 6.20) that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive such stockholder’s portion of the Aggregate Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s shares of Company Common Stock (including any shares issued as a result of the Preferred Stock Conversion provided for in Section 6.20) shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration, in accordance with Section 3.1, without interest. The Company shall give Parent prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed (a) in the Company SEC Documents filed prior to the date of this Agreement, to the extent the relevance of such disclosure to the relevant section or subsection of this Agreement is reasonably apparent from the face of such disclosure, other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows (provided, that with respect to Company Consolidated Entities or Company Major Unconsolidated Affiliates, unless otherwise specified, the representations and warranties in this Article IV are only given to the Knowledge of the Company):
Section 4.1 Qualification, Organization, Subsidiaries, etc.
(a) The Company is (i) a legal entity duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the charter and bylaws of the Company.
(b) Each of the Company’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of each of the Company’s Subsidiaries. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and Company Unconsolidated Affiliate and each Subsidiary’s and Company Unconsolidated Affiliate’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the wholly owned Subsidiaries (except for the Company Consolidated Entities) is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the non-wholly owned Subsidiaries and Company Joint Ventures owned by the Company or any Subsidiary is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens. No direct or indirect Subsidiary of the Company owns any Company Shares, Company Options or Company RSUs.
Section 4.2 Capital Stock.
(a) The authorized share capital of the Company consists of 90,000,000 shares of Company Common Stock and 13,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the close of business on January 21, 2020 (the “Company Capitalization Date”), there were (iii) 11,235,535 shares of Company Common Stock issued and outstanding, (iv) 6,824,582 shares of Company Preferred Stock issued and outstanding, (v) no shares of Company Common Stock held by the Company in its treasury, (vi) 121,697 shares of Company Common Stock reserved for issuance upon settlement of claims pursuant to the Company

Plan of Reorganization, (vii) (1) stock options to purchase an aggregate of 267,771 shares of Company Common Stock outstanding and (2) stock options to purchase an aggregate of 113,081 shares of Company Preferred Stock outstanding (the “Company Preferred Stock Options”), (vi) (1) restricted stock units in respect of an aggregate of 189,264 shares of Company Preferred Stock outstanding (the “Company Preferred RSUs”) and (2) restricted stock units in respect of an aggregate of 313,284 shares of Company Common Stock outstanding and (vii) no warrants to purchase Company Common Stock or Company Preferred Stock issued and outstanding. As of the Company Capitalization Date, there were 118,834 shares of Company Common Stock and 21,318 shares of Company Preferred Stock available for issuance under the Company Incentive Plan. All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, the Company has not issued any shares of its capital stock other than upon settlement of claims pursuant to the Company Plan of Reorganization referenced in clause (iv) above or pursuant to the Company Options referenced in clause (v) above.
(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (viii) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ix) there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (x) there are no outstanding obligations of the Company or any Subsidiary of the Company to make any payment based on the price or value of any capital stock or other equity securities of the Company or any of its Subsidiaries.
(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
(d) Other than the Stockholders Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its wholly owned Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its wholly owned Subsidiaries.
Section 4.3 Corporate Authority Relative to this Agreement; No Violation.
(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Company Board at a duly held meeting has (xi) determined that the terms of the Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (xii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Merger, and (xiii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement (the “Company Recommendation”) and directed that such matter be submitted for consideration by the stockholders of the Company. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (xiv) the filing of the Certificate of Merger, (xv) (A) the filing of a pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (B) any filings under any other Antitrust Laws, (xvi) compliance with the applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus with the SEC, (xvii) compliance with any applicable foreign or state securities or blue sky laws, (xviii) notification and approvals as required by applicable aviation Laws, including notification to the FAA and Department of Transportation, as required, and (xix) the other consents and/or notices set forth on Section 4.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (vii), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(b) only, subclause (iv)(A) of the first proviso to the definition of “Company Material Adverse Effect”).
(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement do not and will not (xx) assuming receipt of the Company Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of the Company, any of its Subsidiaries or any Company Major Unconsolidated Affiliate, (xxi) assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to the Company, any of its Subsidiaries or any Company Major Unconsolidated Affiliate or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which the Company, any of its Subsidiaries or any Company Major Unconsolidated Affiliate or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, any of its Subsidiaries or any Company Major Unconsolidated Affiliate, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(c) only, subclause (iv)(A) of the first proviso to the definition of “Company Material Adverse Effect”).
Section 4.4 Reports and Financial Statements.
(a) The Company has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2017 and prior to the suspension of its duty to file reports under Section 13 and 15(d) of the Exchange Act (as amended and supplemented from time to time, the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.
(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of the Company is required to file periodic reports with the SEC.
Section 4.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended March 31, 2019, and (i) except as previously provided to Parent, there are no “significant deficiencies” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) and (ii) the Company has disclosed, based on such assessment, in the Company SEC Documents any and all (A) “material weaknesses” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegations of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the Knowledge of the Company, from January 1, 2017 through the date of this Agreement, neither the Company nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in unlawful accounting or auditing practices.
Section 4.6 No Undisclosed Liabilities. Except (b) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2019 or the notes thereto, (c) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (d) for liabilities and obligations incurred in the ordinary course of business since March 31, 2019 and (e) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than as does not constitute and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.7 Compliance with Law; Permits.
(a) Each of the Company and its Subsidiaries is, and since January 1, 2017 (in the case of the Company) and the later of January 1, 2017 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no material defaults or events which, with the passage of time or the giving of notice, would constitute a default under or non-compliance with any provision of the Company Plan of Reorganization by the Company or any of its Subsidiaries that would be grounds to seek revocation of confirmation of the Company Plan of Reorganization or other judicial relief that, if granted, would result in or reasonably be expected to result in a Company Material Adverse Effect. Anything contained in this Section 4.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.
(b) Without limiting the generality of Section 4.7(a), none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such), has (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.
(c) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses (including operating licenses and aerodrome licenses), permits, easements, variances, exceptions, consents, certificates, approvals, permissions, registrations, air operators certificates and Orders of any Governmental Entity required by Law for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not, and since January 1, 2017 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There has been no default in the observance or performance of any of any undertakings, restrictions, limitations and arrangements (if any) between the Company or any of its Subsidiaries and any Governmental Entity or otherwise imposed on, or in connection with, any Company Permits except where default would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.8 Environmental Laws.
(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) since January 1, 2017, neither the Company nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage, release of, or exposure of any Person to, any Hazardous Substance at or from any properties, including any properties currently or, to the Knowledge of the Company, formerly owned or leased by the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries, in each case, for which Environmental Law requires further investigation or remediation by the Company or any of its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries is subject to any Order or Action or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law, (v) neither the Company nor any of its Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, pursuant to CERCLA or any similar state law, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, and (vi) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.
(b) To the Knowledge of the Company, there are no material environmental audits (i.e., Phase I Environmental Site Assessments) relating to the Company’s facilities or operations, including the Company Real Property and any other real property previously owned or operated by the Company, that are in its possession or under its reasonable control.

(c) As used in this Agreement, “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. § 9601 et seq.
(d) As used in this Agreement, “Environmental Law” means any Law relating to (iii) pollution, (iv) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (v) the storage, recycling, treatment, generation, transportation, handling, release or disposal of Hazardous Substances.
(e) As used in this Agreement, “Hazardous Substance” means any substance, material or waste listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic, or for which liability or standards of conduct may be imposed, under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum and polychlorinated biphenyls.
(f) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 4.8 shall be deemed to contain the only representations and warranties of the Company in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.
Section 4.9 Employee Benefit Plans.
(a) The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of each material Company Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of current and former employees who perform or performed duties in the United States, and certain related documents, including (vi) each writing constituting a part of such Company Benefit Plan, including all material amendments thereto; (vii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (viii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; (ix) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, if any; (x) the most recent actuarial report, financial statement or valuation report for such Company Benefit Plan, if any; and (xi) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan.
(b) Except as would not have or reasonably be expected to result in a material liability to the Company: (xii) each Company Benefit Plan has been maintained, funded and administered (including with respect to the payment of premiums and contributions) in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (xiii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (xiv) no Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (xv) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full; (xvi) no excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code have been assessed against the Company or any of its Subsidiaries; (xvii) none of the Company, its Subsidiaries or their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; and (xviii) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans.
(c) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates has within the past six (6) years sponsored, maintained, contributed to or been required to contribute to any such plan.
(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(e) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (xix) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to any additional compensation or benefits, (xx) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (xxi) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.
(f) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.
Section 4.10 Absence of Certain Changes or Events.
(a) Except as set forth on Section 4.10(a) of the Company Disclosure Schedule, from April 1, 2019 through the date of this Agreement, (i) other than the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require Parent’s consent under Section 6.1(b).
(b) Except as set forth on Section 4.10(b) of the Company Disclosure Schedule, since April 1, 2019, there has not been any event or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company, any of the Company’s Subsidiaries or any Company Major Unconsolidated Affiliate that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company, any of the Company’s Subsidiaries or any Company Major Unconsolidated Affiliate, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Charter Amendment, the Parent Stock Authorization and the Parent Stock Issuance (including any amendments or supplements thereto, the “Registration Statement”) or the joint proxy statement to be sent to the Company’s stockholders in connection with the Merger and to Parent’s stockholders in connection with the Parent Charter Amendment, the Parent Stock Authorization and the Parent Stock Issuance (including any amendments or supplements thereto, and which will be included in the Registration Statement, the “Joint Proxy Statement/Prospectus”) will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders, at any time of amendment or supplement thereof, or at the time of the Company Meeting (if applicable) or the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus (other than the portions related to the Parent Meeting or the registration of the shares of Parent Common Stock to be issued in the Merger) will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.
Section 4.13 Tax Matters.
(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have timely paid in full all Taxes required to be paid (whether or not shown to be due on such Tax Returns), including any Taxes required to be withheld, collected or deposited by or with respect to the Company or any of its Subsidiaries; (iii) the Company and each of its Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to any Taxes due or Tax Returns of the Company or any of its Subsidiaries (which deficiencies have not since been fully resolved), and there are no outstanding, pending or, to the Knowledge of the Company, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency (in each case, other than any waiver or extension that is no longer in effect or pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (vii) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two (2) year period ending on the date of this Agreement; (viii) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Code §6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2); (ix) during the past three (3) years, no written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is or may be subject to Taxes in that jurisdiction; (x) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (xi) neither the Company nor any of its Subsidiaries is subject to (or has applied for) any private letter ruling or technical advice memorandum with respect to Tax (or any similar ruling or memorandum with respect to Tax); and (xii) neither the Company nor any of its Subsidiaries (I) has been, at any time after April 1, 2013, a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was the Company, (II) has any liability for the Taxes of any Person as a transferee or successor, or (III) is a party to or bound by any Tax allocation, sharing, or indemnity agreement or other similar arrangement relating to Tax other than any agreement the primary purpose of which does not relate to Taxes.
(b) The Company has made available to Parent (i) complete and accurate copies of all income and franchise Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2016 and (ii) any audit report issued by a Governmental Entity relating to any Taxes due from or with respect to the Company or its Subsidiaries for any Tax period ending after December 31, 2016.
(c) To the Knowledge of the Company, there is no fact in existence or action taken or planned to be taken by the Company or any of its Subsidiaries that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(d) As used in this Agreement, (xxii) “Taxes” means any and all U.S. federal, state, local or foreign taxes, social security contributions, customs, duties or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental (including taxes under prior Section 59A of the Code), license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (xxiii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any election, disclosure, information return, claim for refund, amended return, statement related to Taxes or declaration of estimated Taxes.
Section 4.14 Labor Matters.
(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, none of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of the Company or any Subsidiary by any union or other labor organization, and neither the Company nor any Subsidiary is, or has been during the two (2)-year period preceding the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (xxiv) there are no, and have not been during the two (2)-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of the Company or any of its Subsidiaries, (xxv) to the Knowledge of the Company, there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, formal union organizing effort pending against the Company or any of its Subsidiaries, and (xxvi) there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has a duty to bargain with any union or other labor organization, except for those union or other labor organizations referenced on Section 4.14(a) of the Company Disclosure Letter.
(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Subsidiaries with respect to such matters and, to the Knowledge of the Company, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and during the three (3)-year period preceding the date of this Agreement have been, in compliance with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment, wages and hours, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.
(c) Neither the Company nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by the Company or any of its Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect. The Company has previously provided or made available to Parent a true and complete list of all individuals whose employment with the Company or any of its Subsidiaries (other than the Company Consolidated Entities) was involuntarily terminated for reasons other than misconduct in the three (3)-month period preceding the date of this Agreement.
Section 4.15 Intellectual Property.
(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries. To the Knowledge of the Company, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is currently infringing, misappropriating or violating, or in the past two (2) years has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of the Company, threatened that (A) challenge or question the Company’s ownership or right to use Intellectual Property of the Company or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.15(a).
(b) The Company and its Subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the conduct of the business of the Company and its Subsidiaries (“IT Systems”) from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To the Company’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of the Company’s or any of its Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without the Company’s or any of its Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Subsidiaries and (ii) all Contracts under which the Company or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claims have been asserted or threatened against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there have been no security breaches in the information technology systems of the Company or any of its Subsidiaries or the information technology systems of any third person to the extent used by or on behalf of the Company or any of its Subsidiaries.
Section 4.16 Real Property; Personal Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid title to all real property owned by the Company or its Subsidiaries (the “Company Owned Real Property”) and good title to all its owned personal property and has valid leasehold or sublease hold interests in all real property leased by the Company or its Subsidiaries (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) and leased personal property, free and clear of all Liens (except for Permitted Liens). Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.
Section 4.17 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material

Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (xxvii) neither the Company nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of the Company, a breach or default on the part of the Company or any of its Subsidiaries under a Company Material Contract, and (xxviii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.
Section 4.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (f) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is commercially reasonable and (g) all of the Policies are in full force and effect. Since January 1, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of the Company or any of its Subsidiaries.
Section 4.19 Aircraft Operations.
(a) The Company has previously made available to Parent a list of each aircraft owned or leased by the Company or any of its Subsidiaries as of December 31, 2019 (each, an “Aircraft”), including the manufacturer, model, aircraft registration number and manufacturing year of each such Aircraft.
(b) Except as set forth on Section 4.19(b) of the Company Disclosure Letter:
(i) To the Knowledge of the Company, each current employee of the Company or any of its Subsidiaries currently providing any flight, maintenance, operation or handling of Aircraft has all material required permits, certifications, training or competencies to provide such flight, maintenance, operation or handling;
(ii) All Aircraft are properly registered on the FAA aircraft registry (or other applicable Governmental Entity registry) and have a validly issued FAA standard certificate of airworthiness (or equivalent certificate from the applicable Governmental Entity) without limitations of any kind that is in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith);
(iii) Upon acquisition or lease by the Company or any of its Subsidiaries, all Aircraft have been, are being or, with respect to Aircraft leased or subleased to another Person, are required to be, maintained in all material respects according to applicable regulatory standards and the maintenance program of the aircraft operator approved by the FAA or the applicable Governmental Entity;
(iv) All records required to be maintained for each Aircraft (including, where applicable, back to birth records) are correct and complete in all material respects and are currently in the possession of the Company or a Subsidiary of the Company (or, in the case of Aircraft leased from a third party, being maintained in compliance with the terms (or waivers thereof) of the related lease);
(v) Neither the Company nor any of its Subsidiaries is a party to any interchange or pooling agreements with respect to any Aircraft; and
(vi) No Aircraft is subleased to or otherwise in the possession of another air carrier or another Person other than the Company, a Subsidiary of the Company or a Company Joint Venture, to operate such Aircraft in air transportation or otherwise.
(c) Section 4.19(c) of the Company Disclosure Letter sets forth a true and complete list of each certificate issued to the Company or any of its Subsidiaries pursuant to any FAR section and the associated operations specifications thereunder. The Company is, and at Closing shall be, a “Citizen of the United States” as defined in 49 USC § 40102(a)(15)(C). The Company or a Subsidiary of the Company holds (A) a valid and current Air Carrier Certificate pursuant to FAR Part 135 and Air Taxi Operator exemption authority under FAR Part 298, (B) a valid and current Operating Certificate pursuant to FAR Part 133 and (C) a valid and current Air Agency Certificate pursuant to FAR Part 145.
(d) Section 4.19(d) of the Company Disclosure Letter sets forth a true and complete list of each Supplemental Type Certificate or Parts Manufacturer Approval issued to the Company or any Subsidiary by the FAA, pursuant to Part 21 of the FAR.
Section 4.20 Government Contracts.
(a) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred, suspended or excluded from participation in or the award of any Contract with or for the benefit of a Governmental Entity to which the Company or any of its Subsidiaries is a party (collectively, “Government Contracts”), or doing business with any Governmental Entity and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.
(b) Neither the Company nor any of its Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or the Federal Acquisition Regulation mandatory disclosure provisions (48 C.F.R. §§ 3.1003 & 52.203-13) in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or a significant overpayment (other than overpayments resulting from contract financing payments as defined in 48 C.F.R § 32.001) in connection with the award, performance, or closeout of any Government Contract.
(c) Except as set forth on Section 4.19(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.
Section 4.21 Finders or Brokers. Except for Ducera Securities LLC and Houlihan Lokey Capital, Inc. (the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent prior to the date of this Agreement a correct and complete copy of the Company’s engagement letters with each Company Financial Advisor, which letters describe all fees payable to the Company Financial Advisors in connection with the transactions contemplated by this Agreement and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Company Financial Advisors entered into in connection with the transactions contemplated by this Agreement.
Section 4.22 Opinion of Financial Advisor. The Company Board has received the opinion of Ducera Securities LLC, dated as of the date of this Agreement, substantially to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Aggregate Merger Consideration to be received by the holders of shares of Company Common Stock (including (x) any shares issued as a result of the Preferred Stock Conversion, (y) the number of shares of Company Common Stock underlying all of the Company Options and Company RSUs (including any Company Preferred Stock Options and Company Preferred RSUs subject to the Preferred Stock Conversion) and (z) the Company Reserved Shares) (other than the Company, the Company’s Subsidiaries, Parent or Merger Sub) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A correct and complete copy of the form of Ducera Securities LLC’s written opinion will be made available to Parent for informational purposes only, promptly following receipt of such written opinion by the Company Board. Subject to Ducera Securities LLC’s prior written approval, the Company will be permitted to include Ducera Securities LLC’s opinion and/or references thereto in the Joint Proxy Statement/Prospectus.
Section 4.23 Required Vote of the Company Stockholders. The affirmative vote of the Requisite Company Stockholders is the only vote or action of holders of securities of the Company which is required to approve this

Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement under applicable Law, the Stockholders’ Agreement and the certificate of incorporation and bylaws of the Company (collectively, the “Company Stockholder Approval”).
Section 4.24 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.23 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.
Section 4.25 No Additional Representations. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. The Company acknowledges that none of Parent, Merger Sub or any other Person has made any representation or warranty, express or implied except as expressly set forth in Article V. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Parent, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.
Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed (a) in the Parent SEC Documents filed prior to the date of this Agreement, to the extent the relevance of such disclosure to the relevant section or subsection of this Agreement is reasonably apparent from the face of such disclosure, other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows (provided, that with respect to Parent Joint Ventures, unless otherwise specified, the representations and warranties in this Article V are only given to the Knowledge of Parent):
Section 5.1 Qualification, Organization, Subsidiaries, etc.
(a) Each of Parent and Merger Sub is (i) a legal entity duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the charter and bylaws of Parent and Merger Sub.
(b) Each of Parent’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the charter and bylaws (or similar organizational documents) of each of Parent’s Subsidiaries. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent and each Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries (except for the Parent Joint Ventures) is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Liens. No direct or indirect Subsidiary of Parent owns any Parent Shares, Parent Options or Parent Restricted Shares.
Section 5.2 Capital Stock.
(a) The authorized share capital of Parent consists of 60,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the close of business on January 21, 2020 (the “Parent Capitalization Date”), there were (i) 22,463,439 shares of Parent Common Stock issued and outstanding (including 651,399 Parent Restricted Shares), (ii) no shares of Parent Preferred Stock issued and outstanding, (iii) 1,152,826 shares of Parent Common Stock held by Parent in its treasury and (iv) Parent Options to purchase an aggregate of 203,612 shares of Parent Common Stock issued and outstanding. As of the Parent Capitalization Date, there were (1) 1,814,835 shares of Parent Common Stock available for issuance under the Parent’s 2012 Share Incentive Plan and (2) rights to purchase an aggregate of 101,624 shares of Parent Common Stock reserved under, and pursuant to the terms of, the Parent ESPP. All outstanding Parent Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Parent has not issued any shares of its capital stock other than pursuant to the Parent Options referenced in clause (iv) above.
(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (v) Parent does not have any shares of its capital stock issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (vi) there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which Parent or any of Parent’s Subsidiaries is a party obligating Parent or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (vii) there are no outstanding obligations of Parent or any Subsidiary of Parent to make any payment based on the price or value of any capital stock or other equity securities of Parent or any of its Subsidiaries.
(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
(d) Subject to the Parent Charter Amendment, the Parent Shares to be issued as part of the Aggregate Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.
(e) There are no voting trusts or other agreements or understandings to which Parent or any of its wholly owned Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its wholly owned Subsidiaries.
Section 5.3 Corporate Authority Relative to this Agreement; No Violation.
(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, the Parent Stock Authorization and the Parent Charter Amendment, to consummate the transactions contemplated by this Agreement. The Parent Board at a duly held meeting has (viii) determined that the terms of the Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ix) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement, the Merger, the Parent Stock Authorization and the Parent Charter Amendment, and (x) resolved to recommend that the stockholders of Parent approve the Parent Charter Amendment, the Parent Stock Authorization and the Parent Stock Issuance (the “Parent Recommendation”) and directed that such matter be submitted for consideration by the stockholders of Parent at the Parent Meeting. Except for the Parent Charter

Amendment, the Parent Stock Authorization, the Parent Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (xi) the filing of the Certificate of Merger, (xii) (A) the filing of a pre-merger notification and report form under the HSR Act and (B) any filings under any other Antitrust Laws, (xiii) compliance with the applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement/Prospectus with the SEC, (xiv) compliance with the rules and regulations of the NYSE, (xv) compliance with any applicable foreign or state securities or blue sky laws, (xvi) notification and approvals as required by applicable aviation Laws, including notification to the FAA and Department of Transportation, as required, and (xvii) the other consents and/or notices set forth on Section 5.3(b) of the Parent Disclosure Letter (collectively, clauses (i) through (vii), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 5.3(b) only, subclause (iv)(A) of the first proviso to the definition of “Parent Material Adverse Effect”).
(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not (xviii) assuming receipt of the Parent Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (xix) assuming compliance with the matters referenced in Section 5.3(b), receipt of the Parent Approvals and the receipt of the Parent Stockholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which Parent or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 5.3(c) only, subclause (iv)(A) of the first proviso to the definition of “Parent Material Adverse Effect”).
Section 5.4 SEC Filings and the Sarbanes-Oxley Act.
(a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2017 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of Parent is required to file periodic reports with the SEC.
Section 5.5 No Undisclosed Liabilities. Except (h) as disclosed, reflected or reserved against in the December 31, 2018 audited consolidated balance sheet of Parent and its Subsidiaries or the notes thereto, (i) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (j) for liabilities and obligations incurred in the ordinary course of business since December 31, 2018 and (k) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent and its Subsidiaries, other than as does not constitute and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.6 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information that would be required to be disclosed by Parent in reports that a registrant files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the Knowledge of Parent, from January 1, 2017 through the date of this Agreement, neither Parent nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in unlawful accounting or auditing practices.
Section 5.7 Absence of Certain Changes or Events.
(a) From December 31, 2018 through the date of this Agreement, (i) other than the transactions contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would require the Company’s consent under Section 6.2(b).
(b) Since December 31, 2018, there has not been any event or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8 Compliance with Law; Permits.
(a) Each of Parent and its Subsidiaries is, and since January 1, 2017 (in the case of Parent) and the later of January 1, 2017 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Anything contained in this Section 5.8(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 5.8(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.
(b) Without limiting the generality of Section 5.8(a), none of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such) has (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.
(c) Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses (including operating licenses and aerodrome licenses), permits, easements, variances, exceptions, consents, certificates, approvals, permissions, registrations, air operators certificates and Orders of any Governmental Entity required by Law for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of Parent Permits would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since January 1, 2017 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There has been no default in the observance or performance of any of any undertakings, restrictions, limitations and arrangements (if any) between Parent or any of its Subsidiaries and any Governmental Entity or otherwise imposed on, or in connection with, any Parent Permits except where default would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.9 Environmental Laws.
(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (iii) Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (iv) since January 1, 2017, neither Parent nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (v) there has been no treatment, storage, release of, or exposure of any Person to, any Hazardous Substance at or from any properties, including any properties currently or, to the Knowledge of Parent, formerly owned or leased by Parent or any of its Subsidiaries during the time such properties were owned or leased by Parent or any of its Subsidiaries, in each case, for which Environmental Law requires further investigation or remediation by Parent or any of its Subsidiaries, (vi) neither Parent nor any of its Subsidiaries is subject to any Order or Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) neither Parent nor any of its Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, pursuant to CERCLA or any similar state law, that has been placed or is proposed to be placed by the United States Environmental

Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, and (vi) each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.
(b) To the Knowledge of Parent, there are no material environmental audits (i.e., Phase I Environmental Site Assessments) relating to Parent’s facilities or operations, including the Parent Real Property and any other real property previously owned or operated by Parent, that are in its possession or under its reasonable control.
(c) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 5.9 shall be deemed to contain the only representations and warranties of Parent in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.
Section 5.10 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.11 Intellectual Property.
(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries either own or have a right to use such Intellectual Property as are necessary to conduct the business of Parent and its Subsidiaries as currently conducted by Parent and its Subsidiaries. To the Knowledge of Parent, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries is currently infringing, misappropriating or violating, or in the past two (2) years has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to Parent or any of its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by Parent or any of its Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.11(a).
(b) Parent and its Subsidiaries have taken commercially reasonable steps to protect their respective IT Systems from Contaminants. To Parent’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of the Parent’s or any of its Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without Parent’s or any of its Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries and (ii) all Contracts under which Parent or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claims have been asserted or threatened against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no the Knowledge of Parent, there have been no security breaches in the information technology systems of Parent or any of its Subsidiaries or the information technology systems of any third person to the extent used by or on behalf of Parent or any of its Subsidiaries.
Section 5.12 Parent Employee Benefit Plans.
(a) Parent has, prior to the date of this Agreement, made available to the Company true and complete copies of each material Parent Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries for the benefit of current and former employees who perform or performed duties in the United States and certain related documents, including (i) each writing constituting a part of such Parent Benefit Plan, including all material amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the IRS (if applicable) for such Parent Benefit Plan; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Parent Benefit Plan, if any; (v) the most recent actuarial report, financial statement or valuation report for such Parent Benefit Plan, if any; and (vi) all material correspondence to or from any Governmental Entity relating to such Parent Benefit Plan.
(b) No Parent Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Parent nor any of its ERISA Affiliates has within the past six (6) years sponsored, maintained, contributed to or been required to contribute to any such plan.
(c) Except as would not have or reasonably be expected to result in a material liability to Parent: (i) each Parent Benefit Plan has been maintained, funded and administered (including with respect to the payment of premiums and contributions) in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Parent, its Subsidiaries or any ERISA Affiliate of Parent that has not been satisfied in full; (v) no excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code have been assessed against Parent or any of its Subsidiaries (vi) none of Parent, its Subsidiaries or their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; and (vii) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Parent Benefit Plans.
(d) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.
(e) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan.
(f) Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 5.13 Parent Labor Matters.
(a) None of the employees of Parent or any of its Subsidiaries is represented in his or her capacity as an employee of Parent or any Subsidiary by any union or other labor organization. Neither Parent nor any Subsidiary is, or has been during the two (2)-year period preceding the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no, and have not been during the two (2)-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, formal union organizing effort pending against Parent or any of its Subsidiaries, and (iii) there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has a duty to bargain with any union or other labor organization.
(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Subsidiaries with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and during the three (3)-year period preceding the date of this Agreement have been, in compliance with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment, wages and hours, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.
(c) Neither Parent nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by the Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent has previously provided or made available to the Company a true and complete list of all individuals whose employment with the Parent or any of its Subsidiaries (other than the Parent Joint Ventures) was involuntarily terminated for reasons other than misconduct in the three (3)-month period preceding the date of this Agreement.
Section 5.14 Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to the Company prior to the date of this Agreement. Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (vii) neither Parent nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Subsidiaries under a Parent Material Contract, and (viii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.15 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material Policies provide insurance in such amounts and against such risks as is commercially reasonable and (b) all of the Policies are in full force and effect. Since January 1, 2019 through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Subsidiaries.
Section 5.16 Aircraft Operations.
(a) Parent has previously made available to the Company a list of each Aircraft owned or leased by Parent or any of its Subsidiaries as of December 31, 2019, including the manufacturer, model, aircraft registration number and manufacturing year of each such Aircraft.
(b) Except as set forth on Section 5.16(b) of the Parent Disclosure Letter:
(i) To the Knowledge of Parent, each current employee of Parent or its Subsidiaries currently providing any flight, maintenance, operation or handling of Aircraft has all material required permits, certifications, training or competencies to provide such flight, maintenance, operation or handling of Aircraft;
(ii) All Aircraft are properly registered on the FAA aircraft registry (or other applicable Governmental Entity registry) and have a validly issued FAA standard certificate of airworthiness (or equivalent certificate from the applicable Governmental Entity) without limitations of any kind that is in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith);
(iii) Upon acquisition or lease by Parent or any of its Subsidiaries, all Aircraft have been, are being, or, with respect to Aircraft leased or subleased to another Person, are required to be, maintained in all material respects according to applicable regulatory standards and the maintenance program of the aircraft operator approved by the FAA or the applicable Governmental Entity;
(iv) All records required to be maintained for each Aircraft (including, where applicable, back to birth records) are correct and complete in all material respects and are currently in the possession of Parent or its Subsidiaries (or, in the case of Aircraft leased from a third party, being maintained in compliance with the terms (or waivers thereof) of the related lease);
(v) Neither Parent nor any of its Subsidiaries is a party to any interchange or pooling agreements with respect to any Aircraft; and
(vi) No Aircraft is subleased to or otherwise in the possession of another air carrier or another Person other than Parent or any of its Subsidiaries, to operate such Aircraft in air transportation or otherwise.
(c) Section 5.16(c) of the Parent Disclosure Letter sets forth a true and complete list of each certificate issued to Parent or any of its Subsidiaries (excluding the Parent Unconsolidated Affiliates) pursuant to any FAR section and the associated operations specifications thereunder. Parent is, and at Closing shall be, a “Citizen of the United States” as defined in 49 USC § 40102(a)(15)(C). Parent or a Subsidiary of Parent holds (A) a valid and current Air Carrier Certificate pursuant to FAR Part 135 and Air Taxi Operator exemption authority under FAR Part 298, (B) a valid and current Operating Certificate pursuant to FAR Part 133, and (C) a valid and current Air Agency Certificate pursuant to FAR Part 145.
(d) Section 5.16(d) of the Parent Disclosure Letter sets forth a true and complete list of each Supplemental Type Certificate or Parts Manufacturer Approval issued to Parent or any Subsidiary, other than the Parent Unconsolidated Affiliates, by the FAA, pursuant to Part 21 of the FAR.
Section 5.17 Government Contracts.
(a) Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred, suspended or excluded from participation in or the award of any Government Contracts to which Parent or any of its Subsidiaries is a party, or doing business with any Governmental Entity and, to the Knowledge of Parent, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither Parent nor any of its Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or the Federal Acquisition Regulation mandatory disclosure provisions (48 C.F.R. §§ 3.1003 & 52.203-13) in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries have credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or a significant overpayment (other than overpayments resulting from contract financing payments as defined in 48 C.F.R § 32.001) in connection with the award, performance, or closeout of any Government Contract.
(c) Neither Parent nor any of its Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.
Section 5.18 Real Property; Personal Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid title to all real property owned by the Parent or its Subsidiaries (the “Parent Owned Real Property”) and good title to all its owned personal property and has valid leasehold or sublease hold interests in all real property leased by Parent or its Subsidiaries (the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property”) and leased personal property, free and clear of all Liens (except for Permitted Liens). Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.
Section 5.19 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent or a wholly owned Subsidiary of Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and has not conducted any business or entered into any agreements or arrangements with any Person prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those, in each case, incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
Section 5.20 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of any amendment or supplement thereto, or at the time of the Company Meeting (if applicable) or the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement/Prospectus (other than the portions of the Joint Proxy Statement/Prospectus relating to the Company Meeting) will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.20, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent.

Section 5.21 Finders or Brokers. Except for Centerview Partners LLC (the “Parent Financial Advisor”), neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. Parent has made available to the Company prior to the date of this Agreement a correct and complete copy of Parent’s engagement letter with the Parent Financial Advisor, which letter describes all fees payable to the Parent Financial Advisor in connection with the transactions contemplated by this Agreement and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with the Parent Financial Advisor entered into in connection with the transactions contemplated by this Agreement.
Section 5.22 Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent, Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of outstanding Company Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the Company’s securities, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time.
Section 5.23 Ownership of Company Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares or any securities of any Subsidiary of the Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last five (5) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.
Section 5.24 Opinion of Financial Advisor. The Parent Board has received the opinion of the Parent Financial Advisor, dated as of the date of this Agreement, substantially to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Aggregate Merger Consideration is fair, from a financial point of view, to Parent. A correct and complete copy of the form of the Parent Financial Advisor’s written opinion will be made available to the Company, for informational purposes only, promptly after receipt of such written opinion by the Parent Board. Subject to the terms of the engagement letter entered into between Parent and the Parent Financial Advisor, Parent has been authorized by the Parent Financial Advisor to permit the inclusion of the Parent Financial Advisor’s opinion and/or references thereto in the Joint Proxy Statement/Prospectus.
Section 5.25 Required Vote of the Parent Stockholders. The affirmative vote of the holders of (a) a majority of the outstanding shares of Parent Common Stock is the only vote of holders of securities of Parent which is required to approve the Parent Charter Amendment and (b) a majority of the shares of Parent Common Stock present at the Parent Meeting is the only vote of holders of securities of Parent which is required to approve the Parent Stock Issuance (collectively, the “Parent Stockholder Approval”).
Section 5.26 Tax Matters.
(a)Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ix) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate; (x) Parent and each of its Subsidiaries have timely paid in full all Taxes required to be paid (whether or not shown to be due on such Tax Returns), including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries; (xi) Parent and each of its Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (xii) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to any Taxes due or Tax Returns of Parent or any of its Subsidiaries (which deficiencies have not since been fully resolved), and there are no outstanding, pending or, to the Knowledge of Parent, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries; (xiii) neither Parent nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency (in each case, other than any waiver or extension that is no longer in effect or pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (xiv) there are no Liens for Taxes upon any property of Parent or any of its Subsidiaries, except for Permitted Liens; (xv) neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two (2) year period ending on the date of this Agreement; (xvi) neither Parent nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Code §6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2); (ix) during the past three (3) years, no written claim has been made by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that any such entity is or may be subject to Taxes in that jurisdiction; (x) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Parent or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (xi) neither Parent nor any of its Subsidiaries is subject to (or has applied for) any private letter ruling (other than the Spin-Off Ruling) or technical advice memorandum with respect to Tax (or any similar ruling or memorandum with respect to Tax); and (xii) neither Parent nor any of its Subsidiaries (I) has been, at any time after January 31, 2013, a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Parent, (II) has any liability for the Taxes of any Person as a transferee or successor, or (III) is a party to or bound by any Tax allocation, sharing, or indemnity agreement or other similar arrangement relating to Tax other than (y) the Tax Matters Agreement and (z) any agreement the primary purpose of which does not relate to Taxes.
(b) Parent has made available to the Company (i) complete and accurate copies of all income and franchise Tax Returns filed by or on behalf of Parent or its Subsidiaries for any Tax period ending after December 31, 2016; (ii) any audit report issued by a Governmental Entity relating to any Taxes due from or with respect to Parent or its Subsidiaries for any Tax period ending after December 31, 2016; and (iii) complete and accurate copies of the following items concerning the recapitalization by SEACOR Holdings Inc. (“SEACOR”) of the interests in Parent into common stock thereof and the subsequent distribution of such common stock to SEACOR’s shareholders (such recapitalization and distribution, collectively, the “Spin-Off”): (A) the ruling issued by the IRS to SEACOR as to the tax-free treatment of the Spin-Off (the “Spin-Off Ruling”) and (B) the opinion issued by counsel to SEACOR with respect to certain Tax aspects of the Spin-Off (the “Spin-Off Opinion”).
(c) The representations made in (xvii) the Spin-Off Ruling and each submission to the IRS in connection therewith; (ii) the Spin-Off Opinion; and (iii) the representation letters and any other materials submitted or otherwise delivered by SEACOR and Parent in support of the Spin-Off Opinion or the Spin-Off Ruling, in each case to the extent descriptive of Parent and its Subsidiaries (including the plans, proposals, intentions and policies of Parent and its Subsidiaries), were at the time submitted true, correct and complete in all material respects, and Parent is not aware of any reason that could undermine the validity of the Spin-Off Ruling or the Spin-Off Opinion as applying to the Spin-Off.
(d) Parent has complied in all respects with the provisions of the Tax Matters Agreement dated as of January 31, 2013 which was entered into in connection with the Spin-Off by and between SEACOR and Parent (the “Tax Matters Agreement”). There are no outstanding claims under the Tax Matters Agreement nor is there, to the Knowledge of Parent, any basis for such claims to be made (including by reason of entering into this Agreement or the consummation of the Merger).
(e) To the Knowledge of Parent, there is no fact in existence or action taken or planned to be taken by Parent or any of its Subsidiaries that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.27 No Additional Representations. Except for the representations and warranties contained in this Article V, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates. Each of Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, except as expressly set forth in Article IV. Without limiting the foregoing, each of Parent and Merger Sub makes no representation or warranty to the Company with respect to any business or financial projection or forecast relating to Parent or any of its Subsidiaries, whether or not included in the data room or any management presentation. The Company, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.

Article VI

COVENANTS AND AGREEMENTS
Section 6.1 Conduct of Business by the Company.
(a) From and after the date of this Agreement and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (xviii) as may be required by applicable Law, (xix) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (xx) as may be expressly required or expressly permitted by this Agreement or (xxi) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, and shall, by exercising governance rights of the Company or any of its Subsidiaries set forth in the organizational documents of any Company Consolidated Entities (to the extent practicable and subject to any applicable fiduciary duties with respect to such Company Consolidated Entities), use reasonable best efforts to cause each of its Company Consolidated Entities to, (A) conduct its business in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.
(b) Without limiting the generality of the foregoing Section 6.1(a), the Company agrees with Parent that between the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (A) as may be required by applicable Law, (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, and, by exercising governance rights of the Company or any of its Subsidiaries set forth in the organizational documents of any Company Consolidated Entity (to the extent practicable and subject to any applicable fiduciary duties with respect to such Company Consolidated Entity), use reasonable best efforts to cause each of its Company Consolidated Entities not to:
(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) as set forth on Section 6.1(b)(i) of the Company Disclosure Letter or (B) dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of the Company or Company Consolidated Entities to the Company or to any of its other wholly owned Subsidiaries or Company Consolidated Entities;
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company or Company Consolidated Entity which remains a wholly owned Subsidiary or Company Consolidated Entity, as applicable, after consummation of such transaction;
(iii) except as required by a Company Benefit Plan in effect on the date of this Agreement and except as required pursuant to any collective bargaining agreement or other agreement with any union or other labor organization that is in effect as of the date hereof or entered into as permitted by this Section 6.1(b), (A) (1) increase the base salary, retainer or other fees or any other component of compensation for any current or former director, executive officer, employee or individual independent contractor of the Company or its Subsidiaries (except for increases in the ordinary course of business consistent with past practice), or (2) increase the benefits provided to the Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into any employment, change of control, severance (including new participation in the Company Severance Plan) or retention agreement with any current or prospective employee, individual independent contractor, executive officer or director of the Company or any of its Subsidiaries (except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment); (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other current or prospective employee representative, except for those that are outside the United States or subject to a protocol agreement that explicitly requires the consent of Parent prior to approval thereof; (D) conduct any discussions or negotiations with the Office and Professional Employees International Union with respect to any post-integration operations without the presence of a Representative of Parent; (E) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement); (F) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to the Company’s current or former employees, individual independent contractors, executive officers or directors; or (G) grant any new Company Options, Company RSUs or other equity-based incentive awards;
(iv) change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rules or applicable Law, or as permitted by GAAP, SEC rules or applicable Law in connection with the Company’s emergence from chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq.;
(v) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);
(vi) except for transactions among the Company and its wholly owned Subsidiaries or Company Consolidated Entities or among the Company’s wholly owned Subsidiaries or Company Consolidated Entities, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or Company Joint Ventures or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Company Option (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable Company Option outstanding on the date of this Agreement, including any applicable terms under any applicable employment agreement or severance plan), other than issuances of shares of Company Common Stock in respect of any exercise of Company Options or in respect of any dividend equivalent rights granted in respect of any Company Equity Awards;
(vii) except for transactions among the Company and its wholly owned Subsidiaries or Company Consolidated Entities or among the Company’s wholly owned Subsidiaries or Company Consolidated Entities, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Company Common Stock (A) from a holder of a Company Option in satisfaction of withholding obligations or in payment of the exercise price or (B) from a holder of Company RSUs in satisfaction of withholding obligations upon the settlement of such award;
(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or Company Consolidated Entities or among the Company’s wholly owned Subsidiaries or Company Consolidated Entities, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) that may default or come due as a result of the transactions contemplated by this Agreement (provided, that the Company shall consult with Parent in connection with any such action) or that is otherwise required to be repaid or repurchased pursuant to its terms prior to the Effective Time, (3) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company or the Company Joint Ventures, which indebtedness is incurred in compliance with this Section 6.1(b), (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Company ABL Facilities Agreement or pursuant to agreements in effect prior to the execution of this Agreement, including the addition of borrowers or guarantors to the Company ABL Facilities Agreement or other agreements, as contemplated by the Company ABL Facilities Agreement or such other agreement in effect prior to the execution of this Agreement,

(5) letters of credit and bank guarantees in the ordinary course of business and (6) indebtedness for borrowed money not to exceed $10,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries or any of the Company Consolidated Entities other than in accordance with clauses (1) through (5), inclusive;
(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $10,000,000 in the aggregate, except (1) for transactions among the Company and its wholly owned Subsidiaries or Company Consolidated Entities or among the Company’s wholly owned Subsidiaries or Company Consolidated Entities, (2) pursuant to or contemplated by existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, including the addition of borrowers or guarantors to the Company ABL Facilities Agreement or other agreements, as contemplated by the Company ABL Facilities Agreement or such other agreement in effect prior to the execution of this Agreement, and the granting of Liens to secure obligations thereunder, or substitutions or replacements of collateral thereunder required under the respective terms of such agreements, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, (5) for Liens to secure the borrowings described in Section 6.1(b)(viii)(5) and (6), or (6) sales, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice (including sales or leases of aircraft);
(x) (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to the Company other than in the ordinary course of business or (2) enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Company Material Contract), except the Company may (x) enter into agreements providing for acquisitions or dispositions that are otherwise permitted under clause (ix) or (xiii) and (y) modify, amend, terminate or waive any rights under any maintenance agreement or enter into any maintenance agreement;
(xi) except as provided under any agreement entered into prior to the date of this Agreement or set forth in Section 6.1(b) of the Company Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.16 applies or that involves only the payment of monetary damages not in excess of $10,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of the Company or any of its Subsidiaries or the Company Consolidated Entities (provided, that in no event shall the Company or any of its Subsidiaries or the Company Consolidated Entities be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.16 applies;
(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business in a manner consistent with past practice, (2) file any material Tax Return in a manner that is not consistent with past practice or file any material amended Tax Return, (3) change any Tax accounting period or make a material change in any method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) seek any Tax ruling from any taxing authority, (6) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or foreign Law) with respect to Taxes, or (7) waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(xiii) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $15,000,000 in the aggregate;

(xiv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company (other than the Merger or in compliance with Section 6.5 and Article VIII of this Agreement);
(xv) enter into or amend any material transaction with any Affiliate (other than transactions among the Company and its wholly owned Subsidiaries or Company Consolidated Entities or among the Company’s wholly owned Subsidiaries or Company Consolidated Entities); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xv), it being understood that this Section 6.1(b)(xv) (including this proviso) shall not be read to narrow Section 6.1(b)(iii);
(xvi) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.1(b)(iii)); or
(xvii) agree, resolve or commit to do, in writing or otherwise, any of the foregoing.
Section 6.2 Conduct of Business by Parent and Merger Sub.
(a) From and after the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, if any, and except (xxii) as may be required by applicable Law, (xxiii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (xxiv) as may be expressly required or expressly permitted by this Agreement or (xxv) as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent and Merger Sub shall, and shall cause each of their Subsidiaries to, and shall, by exercising governance rights of Parent or any of its Subsidiaries set forth in the organizational documents of any Parent Joint Ventures (to the extent practicable and subject to any applicable fiduciary duties with respect to such Parent Joint Ventures), use reasonable best efforts to cause each of its Parent Joint Ventures to, (A) conduct their business in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.
(b) Without limiting the generality of the foregoing Section 6.2(a), Parent and Merger Sub agree with the Company, on behalf of themselves and their Subsidiaries, that between the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (A) as may be required by applicable Law, (B) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries to, and, by exercising governance rights of Parent or any of its Subsidiaries set forth in the organizational documents of any Parent Consolidated Entity (to the extent practicable and subject to any applicable fiduciary duties with respect to such Parent Consolidated Entity) use reasonable best efforts to cause each of its Parent Consolidated Entities not to:
(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent or Parent Consolidated Entities to Parent or to any of its other wholly owned Subsidiaries or Parent Consolidated Entities;
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent or Parent Consolidated Entity which remains a wholly owned Subsidiary or Parent Consolidated Entity, as applicable, after consummation of such transaction;
(iii) except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, retainer or other fees or any other component of compensation for any current or former director, executive officer, employee or individual independent contractor of Parent or its Subsidiaries (except for increases in the ordinary course of business consistent with past practice), or (2) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into any employment, change of control, severance (including new participation in the Parent Severance Plan) or retention agreement with any current or prospective employee, individual independent contractor, executive officer or director of Parent or any of its Subsidiaries (except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment); (C) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Parent Benefit Plan if it were in existence as of the date of this Agreement); (D) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors; or (E) grant any new Parent Options, Parent Restricted Shares or other equity-based incentive awards;
(iv) change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rules or applicable Law;
(v) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);
(vi) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Parent or any Subsidiaries or Parent Joint Ventures or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable Parent Option (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable Parent Option outstanding on the date of this Agreement, including any applicable terms under any applicable employment agreement or severance plan), other than issuances of shares of Parent Common Stock in respect of any exercise of Parent Options or in respect of any dividend equivalent rights granted in respect of any Parent Equity Awards;
(vii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Parent Common Stock (A) from a holder of a Parent Option in satisfaction of withholding obligations or in payment of the exercise price or (B) from a holder of Parent Restricted Shares in satisfaction of withholding obligations upon the vesting of such award;
(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) that may default or come due as a result of the transactions contemplated by this Agreement (provided, that Parent shall consult with the Company in connection with any such action) or that is otherwise required to be repaid or repurchased pursuant to its terms prior to the Effective Time, (3) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent or Parent Joint Ventures, which indebtedness is incurred in compliance with this Section 6.2(b), (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Parent Credit Facility or pursuant to agreements in effect prior to the execution of this Agreement, including the addition of borrowers or guarantors to the Parent Credit Facility or other agreements, as contemplated by the Parent Credit Facility or such other agreement in effect prior to the execution of this Agreement, (5) letters of credit and bank guarantees in the ordinary course of business, and (6) indebtedness for borrowed money not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Parent or any of its Subsidiaries or any of the Parent Consolidated Entities other than in accordance with clauses (1) through (5), inclusive;

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to or contemplated by existing agreements in effect prior to the execution of this Agreement and disclosed or made available to the Company prior to the date of this Agreement, including the addition of borrowers or guarantors to the Parent Credit Facility or other agreements, as contemplated by the Parent Credit Facility or such other agreement in effect prior to the execution of this Agreement, and the granting of Liens to secure obligations thereunder, or substitutions or replacements of collateral thereunder required under the respective terms of such agreements, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, (5) for Liens to secure the borrowings described in Section 6.2(b)(viii)(5) and (6) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice (including sales or leases of aircraft);
(x) (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business or (2) enter into any Contract that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Parent Material Contract), except Parent may (x) enter into agreements providing for acquisitions or dispositions that are otherwise permitted under clause (ix) or (xiii) and (y) modify, amend, terminate or waive any rights under any maintenance agreement or enter into any maintenance agreement;
(xi) except as provided under any agreement entered into prior to the date of this Agreement or set forth in Section 6.2(b) of the Parent Disclosure Letter, voluntarily settle, pay, discharge or satisfy any Action that involves only the payment of monetary damages not in excess of $3,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries or the Parent Consolidated Entities (provided, that in no event shall Parent or any of its Subsidiaries or the Parent Consolidated Entities be prevented from paying, discharging or satisfying (with prior notice to the Company if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds);
(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business in a manner consistent with past practice, (2) file any material Tax Return in a manner that is not consistent with past practice or file any material amended Tax Return, (3) change any Tax accounting period or make a material change in any method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) seek any Tax ruling from any taxing authority, (6) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or foreign Law) with respect to Taxes, or (7) waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(xiii) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $15,000,000 in the aggregate;
(xiv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Parent (other than the Merger or in compliance with Section 6.6 and Article VIII of this Agreement);
(xv) enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.2(b)(xv), it being understood that this Section 6.2(b)(xv) (including this proviso) shall not be read to narrow Section 6.2(b)(iii);
(xvi) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.2(b)(iii)); or
(xvii) agree, resolve or commit to do, in writing or otherwise, any of the foregoing.
Section 6.3 Control of Operations. Nothing contained in this Agreement shall give (a) Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations or (b) the Company, directly or indirectly, the right to control or direct Parent or Merger Sub’s operations, prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 6.4 Access.
(a) Subject to compliance with applicable Laws, each party shall afford to the other party and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to such party’s and its Subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or would constitute a violation of any applicable Laws (provided, that in each case such party shall use its reasonable best efforts to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s properties, without the prior written consent of such other party.
(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of November 11, 2019, between the Company and Parent (the “Confidentiality Agreement”).
Section 6.5 No Solicitation by the Company.
(a) Except as otherwise permitted by this Section 6.5, from and after the date of this Agreement, the Company and its Subsidiaries shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (xxvi) cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to any Company Alternative Proposal or a potential Company Alternative Proposal, (xxvii) terminate access to any physical or electronic data rooms relating to a possible Company Alternative Proposal and (xxviii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished thereto by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between the Company and such Person.
(b) Except as expressly permitted by this Section 6.5, from and after the date of this Agreement until the Effective Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives (collectively, “Representatives”) shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (xxix) initiate, solicit, encourage or facilitate any inquiry, proposal or offer with respect to, or the making, consideration, exploration, submission or announcement of, any Company Alternative Proposal, or (xxx) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons with respect to or provide any non-public information or data concerning the Company or its Subsidiaries to any Person that has made or is, to the Knowledge of the Company, considering making a Company Alternative Proposal. In addition, except as expressly permitted under this Section 6.5, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) grant any waiver, amendment or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement) unless the Company Board determines in good faith that a failure to take any action described in this clause (B) would be inconsistent with the directors’ duties under applicable Law, and then solely to the extent necessary to allow such Person to make a non-public proposal to the Company Board, (C) effect a Company Change of Recommendation or (D) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or any other similar agreement relating to or providing for any Company Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(c)) (a “Company Alternative Acquisition Agreement”).
(c) Notwithstanding anything to the contrary in this Section 6.5, if the Company receives a written Company Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Company Stockholder Approval is obtained (provided that there has not been any material breach of the restrictions in this Section 6.5 with respect to the Person making such Company Alternative Proposal), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (xxxi) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall substantially contemporaneously therewith make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (xxxii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Company Alternative Proposal, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Alternative Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and provides Parent with written notice of such determination.
(d) The Company shall promptly (and, in any event, within one (1) Business Day of any such event) notify Parent of its entry into any Acceptable Confidentiality Agreement and shall promptly (and in any event within one (1) Business Day of the Company’s Knowledge of any such event) notify Parent of the receipt of any Company Alternative Proposal or any amendment thereto, or any proposal or offer that could reasonably be expected to result in a Company Alternative Proposal (such proposal or offer, a “Company Qualifying Proposal”), indicating the identity of the Person or group making such Company Alternative Proposal or amendment thereto or Company Qualifying Proposal and provide (i) a copy of such written Company Alternative Proposal or amendment thereto and any other written Company Qualifying Proposal provided to the Company or any of its Subsidiaries and (ii) with respect to any Company Alternative Proposal or amendment thereto or Company Qualifying Proposal not made in writing, a written summary of the material terms and conditions of each such Company Alternative Proposal or such amendment thereto or Company Qualifying Proposal, and shall thereafter keep Parent informed in reasonable detail, on a current basis, of any material developments or modifications to the terms of any such Company Alternative Proposal or amendment thereto or Company Qualifying Proposal (including copies of any written proposed agreements) and the status of any discussions or negotiations relating to such material developments or modifications.
(e) Except as set forth in this Section 6.5(e), neither the Company Board nor any committee thereof shall (xxxiii) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation with respect to the Merger, (B) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly propose to approve, adopt, endorse or recommend to the stockholders of the Company, a Company Alternative Proposal, (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Alternative Proposal is commenced, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, and provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement of such tender offer or exchange offer or (E) resolve, propose or agree to do any of the foregoing (any of the foregoing, a “Company Change of Recommendation”) or (xxxiv) (A) authorize, adopt or approve or publicly propose to authorize, adopt or approve, a Company Alternative Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Company Alternative Acquisition Agreement, (B) except as required by applicable law, make, facilitate or provide information in connection with any SEC or other filings in connection with the transactions contemplated by any Company Alternative Proposal or (C) submit to the vote of its stockholders any Company Alternative Proposal or seek any consents in connection with the transactions contemplated by any Company Alternative Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may (I) effect a Company Change of Recommendation if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of a development, occurrence, event, state of facts or change (other than in connection with a Company Alternative Proposal) with respect to the Company that is material to the Company and its Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by, or the magnitude or consequences of which were not known to or reasonably foreseeable by, the Company Board as of or prior to the execution and delivery of this Agreement (a “Company Intervening Event”) (provided that in no event shall (A) any action taken by either party pursuant to the affirmative covenants set forth in Section 6.11, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event and (B) (x) the fact that, in and of itself, the Company, Parent or any of their respective Subsidiaries meets, fails to meet or exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Company Intervening Event to the extent not otherwise excluded hereunder), (y) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Intervening Event to the extent not otherwise excluded hereunder) or (z) any change in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of the Merger proposed by Parent in response to such Company Intervening Event), and (II) if the Company receives a Company Alternative Proposal (provided that there has not been any material breach of the restrictions in this Section 6.5 in connection with the Person making such Company Alternative Proposal) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Company Superior Proposal (taking into account any adjustments to the terms and conditions of the Merger proposed by Parent in response to such Company Alternative Proposal), effect a Company Change of Recommendation; provided, however, that the Company Board may take the actions described in clause (I) or (II) if and only if:
(1) the Company shall have provided (A) prior written notice to Parent of the Company Board’s intention to take such actions at least three (3) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Company Intervening Event or the material terms of the Company Alternative Proposal received by the Company that constitutes a Company Superior Proposal, including the identity of the party making the Company Alternative Proposal, (B) if applicable, a copy of such written Company Alternative Proposal or amendment thereto and any other written terms, documents or proposals provided to the Company or any of its Subsidiaries in connection with such Company Alternative Proposal and (C) with respect to any Company Alternative Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Company Alternative Proposal or such amendment thereto;
(2) after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and
(3) the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 11:59 p.m. Eastern Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ duties under applicable Law not to effect the Company Change of Recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel and its financial advisor, that the Company Alternative Proposal received by the Company would continue to constitute a Company Superior Proposal, in each case, if such changes offered in writing by Parent were given effect.
Each time material modifications to the terms of a Company Alternative Proposal determined to be a Company Superior Proposal are made (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company shall notify Parent of such modification and comply again with the requirements of clauses (1) through (3) above. With respect to any material change to the facts and circumstances relating to a Company Intervening Event, the Company shall notify Parent of such material change and comply again with the requirements of clauses (1) through (3) above.
(f) Subject to the proviso in this Section 6.5(f), nothing contained in this Section 6.5 shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (xxxv) complying with its disclosure obligations under U.S. federal securities Law, determined in good faith (after consultation with outside counsel), with regard to a Company Alternative Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); (xxxvi) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); or (xxxvii) making any disclosure if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the directors’ duties under applicable Law; provided that neither the Company Board nor any committee thereof shall effect a Company Change of Recommendation unless the applicable requirements of Section 6.5(e) shall have been satisfied.
(g) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the Merger and other transactions contemplated by this Agreement shall not be amended and no Company Change of Recommendation or other action shall change such approval.
Section 6.6 No Solicitation by Parent.
(a) Except as otherwise permitted by this Section 6.6, from and after the date of this Agreement, Parent and its Subsidiaries shall, and Parent shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (xxxviii) cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to any Parent Alternative Proposal or a potential Parent Alternative Proposal, (xxxix) terminate access to any physical or electronic data rooms relating to a possible Parent Alternative Proposal and (xl) request that any such Person and its Representatives promptly return or destroy all confidential information concerning Parent and its Subsidiaries theretofore furnished thereto by or on behalf of Parent or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Parent and such Person.

(b) Except as expressly permitted by this Section 6.6, from and after the date of this Agreement until the Effective Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII), Parent and its Subsidiaries and their respective Representatives shall not, and Parent shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (xli) initiate, solicit, encourage or facilitate any inquiry, proposal or offer with respect to, or the making, consideration, exploration, submission or announcement of, any Parent Alternative Proposal, or (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons with respect to or provide any non-public information or data concerning Parent or its Subsidiaries to any Person that has made or is, to the Knowledge of Parent, considering making a Parent Alternative Proposal. In addition, except as expressly permitted under this Section 6.6, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) grant any waiver, amendment or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement) unless the Parent Board determines in good faith that a failure to take any action described in this clause (B) would be inconsistent with the directors’ duties under applicable Law, and then solely to the extent necessary to allow such Person to make a non-public proposal to the Parent Board, (C) effect a Parent Change of Recommendation or (D) authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement or any other similar agreement relating to or providing for any Parent Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.6(c)) (a “Parent Alternative Acquisition Agreement”).
(c) Notwithstanding anything to the contrary in this Section 6.6, if Parent receives a written Parent Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Parent Stockholder Approval is obtained (provided that there has not been any material breach of the restrictions in this Section 6.6 with respect to the Person making such Parent Alternative Proposal), Parent and its Representatives may contact such Person to clarify the terms and conditions thereof and (xlii) Parent and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Parent and its Subsidiaries to such Person if Parent receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that Parent shall substantially contemporaneously therewith make available to the Company any non-public information concerning Parent or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Company, and (xliii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Alternative Proposal, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, the Parent Board determines in good faith (after consultation with its outside counsel and financial advisor) that such Parent Alternative Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and provides the Company with written notice of such determination.
(d) Parent shall promptly (and, in any event, within one (1) Business Day of any such event) notify the Company of its entry into any Acceptable Confidentiality Agreement and shall promptly (and in any event within one (1) Business Day of Parent’s Knowledge of any such event) notify the Company of the receipt of any Parent Alternative Proposal or any amendment thereto, or any proposal or offer that could reasonably be expected to result in a Parent Alternative Proposal (such proposal or offer, a “Parent Qualifying Proposal”), indicating the identity of the Person or group making such Parent Alternative Proposal or amendment thereto or Parent Qualifying Proposal and provide (i) a copy of such written Parent Alternative Proposal or amendment thereto and any other written Parent Qualifying Proposal provided to Parent or any of its Subsidiaries and (ii) with respect to any Parent Alternative Proposal or amendment thereto or Parent Qualifying Proposal not made in writing, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such amendment thereto or Parent Qualifying Proposal, and shall thereafter keep the Company informed in reasonable detail, on a current basis, of any material developments or modifications to the terms of any such Parent Alternative Proposal or amendment thereto or Parent Qualifying Proposal (including copies of any written proposed agreements) and the status of any discussions or negotiations relating to such material developments or modifications.

(e) Except as set forth in this Section 6.6(e), neither the Parent Board nor any committee thereof shall (xliv) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to the Company (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Parent Recommendation with respect to the Merger, (B) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend, or publicly propose to approve, adopt, endorse or recommend to the stockholders of Parent, a Parent Alternative Proposal, (D) if a tender offer or exchange offer for shares of capital stock of Parent that constitutes a Parent Alternative Proposal is commenced, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by Parent stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, and provided that a customary “stop, look and listen” communication by the Parent Board pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement of such tender offer or exchange offer or (E) resolve, propose or agree to do any of the foregoing (any of the foregoing, a “Parent Change of Recommendation”) or (xlv) (A) authorize, adopt or approve or publicly propose to authorize, adopt or approve, a Parent Alternative Proposal, or cause or permit Parent or any of its Subsidiaries to enter into any Parent Alternative Acquisition Agreement, (B) except as required by applicable law, make, facilitate or provide information in connection with any SEC or other filings in connection with the transactions contemplated by any Parent Alternative Proposal or (C) submit to the vote of its stockholders any Parent Alternative Proposal or seek any consents in connection with the transactions contemplated by any Parent Alternative Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Stockholder Approval is obtained, the Parent Board may (I) effect a Parent Change of Recommendation if the Parent Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of a development, occurrence, event, state of facts or change (other than in connection with a Parent Alternative Proposal) with respect to Parent that is material to Parent and its Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by, or the magnitude or consequences of which were not known to or reasonably foreseeable by, the Parent Board as of or prior to the execution and delivery of this Agreement (a “Parent Intervening Event”) (provided that in no event shall (A) any action taken by either party pursuant to the affirmative covenants set forth in Section 6.11, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event and (B) (x) the fact that, in and of itself, the Company, Parent or any of their respective Subsidiaries meets, fails to meet or exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, a Parent Intervening Event to the extent not otherwise excluded hereunder), (y) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Intervening Event to the extent not otherwise excluded hereunder) or (z) any change in general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of the Merger proposed by the Company in response to such Parent Intervening Event), and (II) if Parent receives a Parent Alternative Proposal (provided that there has not been any material breach of the restrictions in this Section 6.6 in connection with the Person making such Parent Alternative Proposal) that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Parent Superior Proposal (taking into account any adjustments to the terms and conditions of the Merger proposed by the Company in response to such Parent Alternative Proposal), effect a Parent Change of Recommendation; provided, however, that the Parent Board may take the actions described in clause (I) or (II) if and only if:
(1) Parent shall have provided (A) prior written notice to the Company of the Parent Board’s intention to take such actions at least three (3) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Parent Intervening Event or the material terms of the Parent Alternative Proposal received by Parent that constitutes a Parent Superior Proposal, including the identity of the party making the Parent Alternative Proposal, (B) if applicable, a copy of such written Parent Alternative Proposal or amendment thereto and any other written terms, documents or proposals provided to Parent or any of its Subsidiaries in connection with such Parent Alternative Proposal and (C) with respect to any Parent Alternative Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such amendment thereto;
(2) after providing such notice and prior to taking such actions, Parent shall have negotiated, and shall have caused its Representatives to negotiate, with the Company in good faith (to the extent the Company desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and
(3) the Parent Board shall have considered in good faith any changes to this Agreement that may be offered in writing by the Company by 11:59 p.m. Eastern Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ duties under applicable Law not to effect the Parent Change of Recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel and its financial advisor, that the Parent Alternative Proposal received by Parent would continue to constitute a Parent Superior Proposal, in each case, if such changes offered in writing by the Company were given effect.
Each time material modifications to the terms of a Parent Alternative Proposal determined to be a Parent Superior Proposal are made (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), Parent shall notify the Company of such modification and comply again with the requirements of clauses (1) through (3) above. With respect to any material change to the facts and circumstances relating to a Parent Intervening Event, Parent shall notify the Company of such material change and comply again with the requirements of clauses (1) through (3) above.
(f) Subject to the proviso in this Section 6.6(f), nothing contained in this Section 6.6 shall be deemed to prohibit Parent, the Parent Board or any committee of the Parent Board from (xlvi) complying with its disclosure obligations under U.S. federal securities Law, determined in good faith (after consultation with outside counsel), with regard to a Parent Alternative Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); (xlvii) making any “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of Parent); or (xlviii) making any disclosure if the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with the directors’ duties under applicable Law; provided that neither the Parent Board nor any committee thereof shall effect a Parent Change of Recommendation unless the applicable requirements of Section 6.6(e) shall have been satisfied.
(g) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the approval of the Parent Board for purposes of causing any Takeover Law to be inapplicable to the Merger and other transactions contemplated by this Agreement shall not be amended and no Parent Change of Recommendation or other action shall change such approval.
Section 6.7 Joint Proxy Statement/Prospectus; Registration Statement.
(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Joint Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Subject to Section 6.7(d) and unless the Company Board has made a Company Change of Recommendation in accordance with Section 6.5, the Joint Proxy Statement/Prospectus shall include the Company Recommendation. Subject to Section 6.7(d) and unless the Parent Board has made a Parent Change of Recommendation in accordance with Section 6.6, the Joint Proxy Statement/Prospectus shall include the Parent Recommendation. Prior to the filing of the Joint Proxy Statement/Prospectus, Parent shall provide the Company and its counsel a reasonable opportunity to review and comment on such documents, and Parent will consider, in good faith, incorporating any such comments of the Company and/or its counsel prior to such filing. Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC). As promptly as practicable after the Registration Statement shall have become effective, each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective shareholders.
(b) Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Registration Statement, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval and the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Joint Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company.
(c) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and shall (i) supply each other with copies of (x) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, or the Registration Statement and (y) all stop orders of the SEC relating to the Registration Statement and (ii) provide each other with a reasonable opportunity to participate in the response to those comments and requests.
(d) No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that (x) the Company, in connection with a Company Change of Recommendation made in compliance with the terms hereof may amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Change of Recommendation, (ii) a statement of the reason of the board for making such a Company Change of Recommendation, and (iii) additional information reasonably related to the foregoing and (y) Parent, in connection with a Parent Change of Recommendation made in compliance with the terms hereof may amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Parent Change of Recommendation, (ii) a statement of the reason of the board for making such a Parent Change of Recommendation, and (iii) additional information reasonably related to the foregoing.
Section 6.8 Stockholder Meetings; Written Consent.
 (a)As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall (i) take all action necessary in accordance with applicable Law and the certificate of incorporation and bylaws of the Company to either (as agreed by the Company and Parent) (A) duly call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon the approval of the Merger and the adoption and approval of this Agreement and the transactions contemplated hereby, including a vote by the Requisite Company Stockholders (the “Company Meeting”), or (B) seek a vote to approve the Merger and the adoption and approval of this Agreement and the transactions contemplated hereby, including a vote by the Requisite Company Stockholders, via written consent, and (ii) unless there has been a Company Change of Recommendation in accordance with Section 6.5, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the transactions contemplated by this Agreement. Unless this Agreement shall have been terminated pursuant to Article VIII, no Company Change of Recommendation shall obviate or otherwise affect the obligation of the Company to duly call, give notice of, convene and hold the Company Meeting for the purpose of obtaining the Company Stockholder Approval in accordance with this Section 6.8(a).
(b) Subject to the other provisions of this Agreement, Parent shall (i) take all action necessary in accordance with applicable Law and its charter and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the Registration Statement is declared effective (and no later than forty-five (45) days after such date), for the purpose of obtaining the Parent Stockholder Approval and approval of the Parent Stock Authorization (the “Parent Meeting”), provided that Parent shall be entitled to one (1) or more adjournments or postponements of the Parent Meeting if it determines (in consultation with the Company) it is reasonably advisable to do so to obtain a quorum or to obtain the Parent Stockholder Approval, and (ii) unless there has been a Parent Change of Recommendation in accordance with Section 6.6, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Parent Charter Amendment, the Parent Stock Authorization and the Parent Stock Issuance and the transactions contemplated by this Agreement. Unless this Agreement shall have been terminated pursuant to Article VIII, no Parent Change of Recommendation shall obviate or otherwise affect the obligation of Parent to duly call, give notice of, convene and hold the Parent Meeting for the purpose of obtaining the Parent Stockholder Approval in accordance with this Section 6.8(b).
Section 6.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as part of the Aggregate Merger Consideration and the shares of Parent Common Stock to be issued in connection with the assumption of the Company Equity Awards by Parent to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
Section 6.10 Employee Matters.
(a) For a period of one (1) year following the Effective Time (or, if earlier, the date of termination of the relevant employee), Parent shall provide, or shall cause to be provided, to each employee of Parent or the Company or its Subsidiaries as of immediately prior to the Effective Time who, in each case, remains employed with Parent or the Surviving Corporation or any of their respective Subsidiaries through the Effective Time (the “Continuing Employees”) with compensation (excluding equity-based compensation) and employee benefits that are substantially comparable in the aggregate to those provided to the applicable Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, neither Parent, the Surviving Corporation, nor any of their respective Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Effective Time.
(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent or the Surviving Corporation, as applicable, providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with Parent or the Company and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan or Parent Benefit Plan, as applicable, in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to retiree medical plans, benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan or Parent Benefit Plan, as applicable, in which such Continuing Employee participated immediately before the Effective Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c) Parent and the Company hereby acknowledge that a “change of control” (or similar phrase) within the meaning of the Parent Benefit Plans set forth on Section 6.10(c) of the Parent Disclosure Letter will occur at or prior to the Effective Time.
(d) As soon as practicable following the date hereof, Parent shall take all actions with respect to the Parent ESPP that are necessary to provide that the Parent ESPP shall be suspended effective on or before March 1, 2020, such that no new offering periods will be commenced following the date of this Agreement.
(e) Prior to the Effective Time, to the extent requested by the Company, Parent shall make available to the Company the approximate amount of each payment or benefit that could become payable to each executive officer and any other employee or service provider who is a “disqualified individual” (as such term is defined in Treasury Regulation § 1.280G-1) under a Parent Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Parent employee or service provider.
(f) Nothing in this Section 6.10 or any other provision of this Agreement shall (i) confer upon any Continuing Employee or any other Person any right to continue in the employ or service of Parent, the Company, the Surviving Corporation or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Parent, the Company, the Surviving Corporation or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee or any other Person at any time for any reason whatsoever, with or without cause, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) limit the ability of Parent, the Company, the Surviving Corporation or any of their respective Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof).
Section 6.11 Efforts.
(a) Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Merger, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, the Company, or any of their respective Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.
(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company, Parent and Merger Sub shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required notification and report forms under the HSR Act, and file as promptly as practicable any other filings and/or notifications under other applicable Antitrust Laws, with respect to the Merger and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other Antitrust Law as soon as reasonably possible, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any Governmental Entity as promptly as practicable, to the extent reasonable and advisable, any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, taking all such further action as may be necessary to resolve such objections, if any, as any Antitrust Authority may assert under any Antitrust Law (other than with respect to any Action by any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement) with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets, product lines or businesses of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) or Affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding which would otherwise have the effect of preventing or delaying the Closing (each such action described in (x) and (y), a “Remedial Action”); provided, that neither Parent nor the Company shall take a Remedial Action without the other’s consent (not to be unreasonably withheld, delayed or conditioned); provided, further, that neither the Company, Parent, nor any of their respective Subsidiaries shall become subject to, or consent or agree to or otherwise take any Remedial Action with respect to, any requirement, condition, understanding, agreement or Order of a Governmental Entity to sell, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, product lines or business of their respective businesses, unless such requirement, condition, understanding, agreement or Order is conditioned upon the occurrence of the Closing. Except as otherwise permitted under this Agreement (including Section 6.1(b) of the Company Disclosure Letter), the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing beyond the End Date. Without limiting their obligations under this Section 6.11, the Company and Parent shall not (and shall cause their Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law, or withdraw or refile any filing under the HSR Act or any other Antitrust Law, without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned).
(c) Without limiting in any respect each party’s obligations under this Section 6.11, each party shall exercise reasonable best efforts to cooperate (i) to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and participate in all meetings and communications (including any negotiations) with, any Antitrust Authority that has authority to enforce any Antitrust Law and (ii) with respect to the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Entity that has authority to enforce any Antitrust Law.
(d) Notwithstanding anything to the contrary in this Agreement, including, but not limited to, Section 6.11(b), nothing herein shall obligate Parent or the Company to propose, negotiate, commit to or effect any Remedial Action that, in the good-faith judgment of Parent or the Company, would result in the sale, divestiture, disposal, holding separate, or other disposition of assets, contracts, businesses or product lines of the Company, Parent or any of their respective Subsidiaries (including the Surviving Corporation and its Subsidiaries) generating, in the aggregate, Revenues in an aggregate amount in excess of $10,000,000. “Revenues” as used in this Section 6.11(d), shall mean, with respect to any asset, contract, business or product line, gross revenues associated therewith for the twelve months ended December 31, 2019; provided, however, that the revenues associated with any asset, business or product line that was not fully utilized during such period shall be calculated as if such asset, business or product line was fully utilized.
(e) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 6.11, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be (x) redacted to remove references concerning the valuation of the businesses of the Company, Parent and their Subsidiaries, or proposals from third parties with respect thereto, or (y) provided on an “outside counsel only” basis, as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information. Each of the Company, Parent and Merger Sub agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other parties the opportunity to attend and participate.
(f) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.11, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.11 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) so long as such party has, prior to such termination, complied with its obligations under this Section 6.11.
Section 6.12 Takeover Statute. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.
Section 6.13 Public Announcements. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, in which event such party shall use its reasonable best efforts to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) neither party shall be required to provide any such review or comment to the other parties in connection with the receipt and existence of a Parent Alternative Proposal or

Company Alternative Proposal, as applicable, and matters related thereto or to a Parent Change of Recommendation or Company Change of Recommendation, as applicable, and (ii) each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.13.
Section 6.14 Indemnification and Insurance.
(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective charters or bylaws or other organizational documents and/or in any agreement set forth on Section 6.14 of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect as obligations of the Surviving Corporation for a period of not less than six (6) years after the Effective Time. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ charters and bylaws or similar organizational documents as in effect immediately prior to the Effective Time and/or in any agreements of the Company or its Subsidiaries with any of their respective directors or officers set forth on Section 6.14 of the Company Disclosure Letter, in each case as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its other Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.14.
(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by the Surviving Corporation under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any reasonable costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law following receipt if requested in writing by Parent of an undertaking by or on behalf of such Person to repay such amounts if it is ultimately determined that such Person was not entitled to indemnification under this Section 6.14), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries (including acts or omissions in connection with such Indemnified Party’s service as an officer, director, member, trustee or other fiduciary in any other entity if such service was at the request of the Company or any of its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.
(c) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant to this Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount. The Company may (or, if requested by Parent, shall) purchase, prior to the Effective Time, a six (6) year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the policies set forth on Section 6.14 of the Company Disclosure Letter and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by this Agreement, for a maximum cost of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the insurance policies set forth on Section 6.14 of the Company Disclosure Letter. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.
(d) The Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.14.
(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the charters or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other arrangement, the DGCL or other applicable Law or otherwise. The provisions of this Section 6.14 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ or officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their officers or directors.
(g) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (lxi) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (lxii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, if requested by an Indemnified Party, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.14.
Section 6.15 Section 16 Matters. Prior to the Effective Time, Parent and the Company, if applicable, shall use their respective reasonable best efforts to take all such steps as may be required to cause any dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 6.16 Stockholder Litigation. In the event that any litigation or other Action of any shareholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Effective Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such shareholder Action, give the other party the opportunity to participate in the defense or settlement of any such shareholder Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such shareholder Action shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).
Section 6.17 Notification of Certain Matters. The Company agrees to give prompt notice to Parent of the discovery by the Company of any fact, circumstance or event, the existence or occurrence of which would be reasonably likely to cause the failure of any of the conditions set forth in Section 7.1 or Section 7.3; provided, however, that the delivery of any notice pursuant to this Section 6.17 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Parent agrees to give prompt notice to the Company of the discovery by Parent of any fact circumstance or event, the existence or occurrence of which would be reasonably likely to cause the failure of any of the conditions set forth in Section 7.1 or Section 7.2; provided, however, that the delivery of any notice pursuant to this Section 6.17 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.18 Financing Matters. From the date of this Agreement until the Effective Time, each party shall, and shall cause its Subsidiaries to, cooperate with the other party and its Affiliates as reasonably requested by such other party in connection with obtaining or refinancing any debt financing of such other party or its Affiliates, including with respect to an amendment to the Company ABL Facilities Agreement and a termination of the Parent Credit Facility, including by (a) furnishing financial and other pertinent information of such party and its Subsidiaries necessary to show the pro forma impact of the transactions contemplated by this Agreement on such party and its Subsidiaries, (b) cooperating with the creation and perfection of pledge and security instruments and guarantee instruments effective as of the Effective Time, (c) participating in meetings, presentations and sessions with prospective lenders at reasonable times and upon reasonable notice, (d) providing pertinent information of such party and its Subsidiaries that is required in connection with the applicable debt financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and (e) obtaining customary payoff letters, lien releases, and instruments of termination or discharge; provided that such party shall be reimbursed for any reasonable out-of-pocket costs incurred by such party in connection with such cooperation with respect to the other party’s debt financing.
Section 6.19 Certain Tax Matters. Each party shall, and shall cause each of its respective Subsidiaries to, use reasonable best efforts to obtain the tax opinion referenced in Section 7.2(d), in form and substance reasonably acceptable to the Company. None of the parties shall take any action or fail to take any action (and the parties shall cause their respective Subsidiaries not to take any action or fail to take any action), which action (or failure to act) would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Company and Parent (on its behalf and on behalf of Merger Sub) shall execute and deliver to Kirkland & Ellis LLP, counsel to the Company, certificates substantially in the forms attached hereto as Exhibits A and B, respectively, at such time or times as reasonably requested by such law firm in connection with its delivery of the opinion referred to in Section 7.2(d) (and any other Tax opinion required in connection with the Registration Statement). Prior to the Effective Time, none of the parties shall take or cause to be taken any action that would cause to be untrue any of the representations in such certificates.
Section 6.20 Preferred Stock Conversion. The Company shall cause all shares of Company Preferred Stock (including shares of Company Preferred Stock underlying the Company Preferred Stock Options and the Company Preferred RSUs) to be converted into shares of Company Common Stock prior to the Effective Time, and prior to effecting the treatment of Company Equity Awards as provided in Section 3.3 hereof, in accordance with the terms of the Section 8 of the Certificate of Designations of the Company Preferred Stock, filed with the Secretary of State of the State of Delaware on October 31, 2019 (the “Preferred Stock Conversion”).
Section 6.21 Post-Closing Officers. Parent and the Company shall take all such action within their respective powers as may be necessary or appropriate such that immediately following the Effective Time, the President and Chief Executive Officer of Parent shall be Christopher Bradshaw.
Section 6.22 Disputed Claims. From and after the Effective Time, Parent shall authorize and reserve, free of preemptive rights and other preferential rights, a number of its previously authorized but unissued shares of Parent Common Stock equal to the Company Reserved Shares multiplied by the Per Share Merger Consideration in order to satisfy any Disputed Claims (as defined in the Company Plan of Reorganization).
Article VII

CONDITIONS TO THE MERGER
Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Parent and the Company) at or prior to and as of the Effective Time of the following conditions:
(a) The Company Stockholder Approval shall have been obtained.
(b) The Parent Stockholder Approval shall have been obtained.
(c) The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

(d) The shares of Parent Common Stock to be issued as the Aggregate Merger Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.
(e) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect or pending proceedings seeking a stop order.
(f) No Order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Merger or the Parent Stock Issuance shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger or the Parent Stock Issuance, and no action by a Governmental Entity seeking such an Order or Law shall be pending.
(g) Any applicable waiting period (and any extension thereof) under the HSR Act or any other Antitrust Laws shall have expired or been earlier terminated, and there shall not be in effect any voluntary agreement with any Antitrust Authority pursuant to which both the Company and Parent have agreed not to consummate the Merger or other transactions contemplated by this agreement for any period of time.
Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement is further subject to the fulfillment (or waiver in writing by the Company) at or prior to and as of the Effective Time of the following conditions:
(a)(i) the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (except for the penultimate sentence thereof) and in Section 5.2(b) shall be true and correct, other than any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.1(a), in the penultimate sentence of Section 5.2(a), in Section 5.2(c), in Section 5.2(d), in Section 5.2(e), in Section 5.3(a), and in the first sentence of Section 5.21 shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (iii) the representations and warranties of Parent and Merger Sub set forth in Section 5.7(b) shall be true and correct as of the date of this Agreement and as of the Closing Date, as through made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (iv) the other representations and warranties of Parent and Merger Sub set forth in Article V which are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), and (v) the other representations and warranties of Parent and Merger Sub set forth in Article V which are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct (without giving effect to any “materiality,” “in all material respects,” or similar qualifiers), as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), except for such failures to be true and correct (without regard to any qualifications or exceptions contained as to “materiality,” “in all material respects” or similar qualifiers) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.
(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.
(d) The Company shall have received the opinion of Kirkland & Ellis LLP in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations, including representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to such counsel and such other information reasonably requested by and provided to such counsel by Parent, the Company or Merger Sub for purposes of rendering such opinion, including certificates substantially in the forms attached hereto as Exhibits A and B.
Section 7.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement are further subject to the fulfillment (or waiver in writing by Parent and Merger Sub) at or prior to and as of the Effective Time of the following conditions:
(a)(i) the representations and warranties of the Company set forth in Section 4.2(a) (except for the penultimate sentence thereof) and in Section 4.2(b) shall be true and correct, other than any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (ii) the representations and warranties of the Company set forth in Section 4.1(a), in the penultimate sentence of Section 4.2(a), in Section 4.2(c), in Section 4.2(d), in Section 4.3(a) and in the first sentence of Section 4.21 shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (iii) the representations and warranties of the Company set forth in Section 4.10(b) shall be true and correct as of the date of this Agreement and as of the Closing Date, as through made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), (iv) the other representations and warranties of the Company set forth in Article IV which are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), and (v) the other representations and warranties of the Company set forth in Article IV which are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct (without giving effect to any “materiality,” “in all material respects,” or similar qualifiers), as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a particular date, in which case only as of such particular date), except for such failures to be true and correct (without regard to any qualifications or exceptions contained as to “materiality,” “in all material respects” or similar qualifiers) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.
(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
(d) The Company shall have consummated the Preferred Stock Conversion.
(e) The Stockholders Agreement shall be terminated and shall have no further force or effect.
Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

Article VIII

TERMINATION
Section 8.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:
(a) by the mutual written consent of the Company and Parent;
(b) by either the Company or Parent:
(i) if (A) the Effective Time shall not have occurred on or before October 23, 2020 (the “End Date”) and (B) the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been a substantially contributing factor to the failure to consummate the Merger on or before such date; provided that, if, as of the End Date, all conditions set forth in Section 7.1, Section 7.2 and Section 7.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing and other than the conditions set forth in Section 7.1(f) (solely with respect to Antitrust Laws) or Section 7.1(g)), then the End Date may be extended by either Parent or the Company to January 23, 2021, which shall be considered the End Date for all purposes of this Agreement;
(ii) if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.11 to prevent, oppose and remove such injunction;
(iii) if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained; or
(iv) if the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained;
(c) by the Company:
(i) at any time prior to the receipt of the Parent Stockholder Approval, in the event of a Parent Change of Recommendation;
(ii) if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within forty-five (45) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date the Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or
(iii) if Parent shall have knowingly and intentionally engaged in a material breach of its obligations under Section 6.6; and
(d) by Parent:
(i) at any time prior to the receipt of the Company Stockholder Approval, in the event of a Company Change of Recommendation;
(ii) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within forty-five (45) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or
(iii) if the Company shall have knowingly and intentionally engaged in a material breach of its obligations under Section 6.5;
Section 8.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (l) no such termination shall relieve any party of its obligation to pay the Company Expenses, the Parent Expenses, the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 8.3; (m) no such termination shall relieve any party for liability for such party’s willful and intentional breach of this Agreement or for Fraud; and (n) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 6.4(b), this Section 8.2, Section 8.3 and Article IX, will survive the termination of this Agreement.
Section 8.3 Expenses and Termination Fees.
(a) In the event this Agreement is terminated by the Company or Parent pursuant to (i) Section 8.1(b)(iii) and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv) and the Parent Termination Fee is not otherwise payable by Parent pursuant to this Section 8.3, then Parent shall pay the Company the Company Expenses, in each case, within two (2) Business Days of such termination by wire transfer of immediately available funds to one or more accounts designated by the Company or Parent, as applicable.
(b) In the event that:
(i)(1) This Agreement is terminated (I) by the Company or Parent pursuant to Section 8.1(b)(i) if, at the time of such termination, Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), (II) by the Company or Parent pursuant to Section 8.1(b)(iii) or (III) by Parent pursuant to Section 8.1(d)(ii), (2) the Company or any other Person shall have publicly disclosed or announced a Company Alternative Proposal made on or after the date of this Agreement but prior to the Company Meeting, and such Company Alternative Proposal has not been publicly withdrawn at least five (5) days prior to the date of the Company Meeting (or prior to the termination of this Agreement if there has been no Company Meeting), and (3) within twelve (12) months of such termination, the Company shall have entered into a definitive agreement with respect to a Company Alternative Proposal (which Company Alternative Proposal is thereafter consummated), or a Company Alternative Proposal is consummated (in each case whether or not the Company Alternative Proposal was the same Company Alternative Proposal referred to in clause (2)); provided that, for purposes of this clause (3), the references to “20%” in the definition of “Company Alternative Proposal” shall be deemed to be references to “more than 50%”; or
(ii) Parent shall have terminated this Agreement pursuant to Section 8.1(d)(i);
then, the Company shall, (I) in the case of clause (i) above, upon the earlier of the execution of a definitive agreement with respect to a Company Alternative Proposal or the consummation of a Company Alternative Proposal, pay Parent (or one or more of its designees) the Company Termination Fee less any amount previously paid by Company pursuant to Section 8.3(a); and (II) in the case of clause (ii) above, within two (2) Business Days of such termination, pay Parent (or one or more of its designees) the Company Termination Fee, in each case by wire transfer of immediately available funds to one or more accounts designated by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Following receipt by Parent (or one or more of its designees) of the Company Termination Fee in accordance with this Section 8.3(b), the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent or its Subsidiaries or Affiliates or any other Person, other than in respect of willful and intentional breach of this Agreement or Fraud.

(c) In the event that:
(i)(1) this Agreement is terminated (I) by the Company or Parent pursuant to Section 8.1(b)(i) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii), (II) by the Company or Parent pursuant to Section 8.1(b)(iv) or (III) by the Company pursuant to Section 8.1(c)(ii), (2) Parent or any other Person shall have publicly disclosed or announced a Parent Alternative Proposal made on or after the date of this Agreement but prior to the Parent Meeting, and such Parent Alternative Proposal has not been publicly withdrawn at least five (5) days prior to the date of the Parent Meeting (or prior to the termination of this Agreement if there has been no Parent Meeting), and (3) within twelve (12) months of such termination, Parent shall have entered into a definitive agreement with respect to a Parent Alternative Proposal (which Parent Alternative Proposal is thereafter consummated), or a Parent Alternative Proposal is consummated (in each case whether or not the Parent Alternative Proposal was the same Parent Alternative Proposal referred to in clause (2)); provided that, for purposes of this clause (3), the references to “20%” in the definition of “Parent Alternative Proposal” shall be deemed to be references to “more than 50%”; or
(ii) The Company shall have terminated this Agreement pursuant to Section 8.1(c)(i);
then, Parent shall, (I) in the case of clause (i) above, upon the earlier of the execution of a definitive agreement with respect to a Parent Alternative Proposal or the consummation of a Parent Alternative Proposal, pay the Company (or one or more of its designees) the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(a); and (II) in the case of clause (ii) above, within two (2) Business Days of such termination, pay the Company (or one or more of its designees) the Parent Termination Fee, in each case by wire transfer of immediately available funds to one or more accounts designated by the Company; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Following receipt by the Company (or one or more of its designees) of the Parent Termination Fee in accordance with this Section 8.3(c), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Company or its Subsidiaries or Affiliates or any other Person, other than in respect of willful and intentional breach of this Agreement or Fraud.
(d) If either party fails to timely pay an amount due pursuant to this Section 8.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.
(e) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. If, in order to obtain any amount due under this Section 8.3, a party commences a proceeding that results in judgment for such party for such amount, the defaulting party shall pay such party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceeding.
Article IX

MISCELLANEOUS
Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein.
Section 9.2 Expenses; Transfer Taxes. Except as set forth in Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement/Prospectus (including applicable SEC filing fees) shall be borne by Parent and (y) all fees paid in respect of any HSR Act or other filing under any other Antitrust Laws shall be borne equally by the Company and Parent. Each of Parent, the Company, Merger Sub and the stockholders of the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated by this Agreement.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.
Section 9.4 Governing Law; Jurisdiction.
(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7.
Section 9.5 Specific Enforcement.
(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) is not intended to and does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.
(b) Each party further agrees that (iii) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (iv) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 9.6 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS Section 9.6.
Section 9.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:
To the Company:

Bristow Group Inc.
3151 Briarpark Drive, Suite 7000
Houston, Texas 77042
Attention:	Senior Vice President, General Counsel and Corporate Secretary
Email:	Victoria.lazar@bristowgroup.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. Bacon, P.C.
Debbie Yee, P.C.
Email:	doug.bacon@kirkland.com
debbie.yee@kirkland.com

To Parent or Merger Sub:

Era Group Inc.
945 Bunker Hill, Suite 650
Houston, Texas 77024
Attention:	Christopher Bradshaw; Crystal Gordon
Email:	cbradshaw@eragroupinc.com; cgordon@eragroupinc.com

with a copy (which shall not constitute notice) to:

Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention:	David Zeltner and Scott Golenbock
Telephone:	(212) 530-5000
Email:	dzeltner@milbank.com; sgolenbock@milbank.com
or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void.
Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
Section 9.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes and schedules to this Agreement), the Voting Agreements (including the exhibits, annexes and schedules to the Voting Agreements), and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Except for the provisions of Article III with respect to holders of Company Common Stock (which, from and after the Effective Time, shall be for the benefit of holders of the Company Common Stock as of the Effective Time) and Section 6.13 (which shall be for the benefit of the Indemnified Parties from and after the Effective Time), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement any rights or remedies hereunder.
Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Company Stockholder Approval or Parent Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
ERA GROUP INC.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	President & Chief Executive Officer

RUBY REDUX MERGER SUB, INC.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	President

BRISTOW GROUP INC.

By:	/s/ L. Don Miller
	Name:	L. Don Miller
	Title:	President and Chief Executive Officer

ANNEX B
FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
This First Amendment (this “Amendment”) to the Agreement and Plan of Merger, dated as of January 23, 2020 (as amended, restated or modified from time to time, the “Agreement”), by and among Era Group Inc., a Delaware corporation (“Parent”), Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Bristow Group Inc., a Delaware corporation (the “Company”), is entered into as of April 22, 2020 by and among Parent, Merger Sub and the Company (each a “Party” and together, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.
WHEREAS, the Parties desire to amend the Agreement to contemplate (i) a potential change in the listing of outstanding shares of Parent Common Stock from the NYSE to the NASDAQ (a “Listing Change”) and (ii) a reverse stock split of Parent Common Stock prior to the Effective Time that will reclassify the outstanding shares of Parent Common Stock into a smaller number of shares such that a Parent stockholder will own one share of Parent Common Stock for every three shares of Parent Common Stock held by that stockholder prior to such reverse stock split (a “Reverse Stock Split”);
WHEREAS, the Parties acknowledge that it is the Parties’ preference that the outstanding shares of Parent Common Stock be listed on the NYSE, but that under certain circumstances Parent may pursue a Listing Change, subject to consultation with the Chairman of the Company Board of such Listing Change (provided that, for the avoidance of doubt, the Company’s consent will not be required for such Listing Change);
WHEREAS, the Parties desire to modify certain provisions of the Agreement relating to the size and composition of the Parent Board after the Effective Time; and
WHEREAS, in connection with the foregoing, the Parties wish to modify certain sections of the Agreement as set forth in this Amendment, in accordance with Section 9.11 of the Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.	Section 1.1(a) of the Agreement is hereby amended to include the following definitions as follows:
“NASDAQ” means the Nasdaq Stock Market and any successor stock exchange.
“Reverse Stock Split” means a reverse stock split of Parent Common Stock prior to the Effective Time into a smaller number of shares such that a Parent stockholder will own one share of Parent Common Stock for every three shares of Parent Common Stock held by that stockholder prior to such reverse stock split.
2.	The definition of “Parent Fully Diluted Shares” in Section 1.1(a) of the Agreement is hereby amended and restated as follows:
“Parent Fully Diluted Shares” means the sum of (a) the number of shares of Parent Common Stock issued and outstanding following the Reverse Stock Split, if applicable, and immediately prior to the Effective Time plus (b) the number of shares of Parent Common Stock underlying all of the Parent Options and Parent Restricted Shares outstanding following the Reverse Stock Split, if applicable, and immediately prior to the Effective Time.
3.
All references to “NYSE” in Section 5.3(b), Section 9.11 and Schedule 2.6 of the Agreement are hereby amended and restated to add “or the NASDAQ, as applicable”, after “NYSE”, to read as “NYSE or the NASDAQ, as applicable”.

4.
All references to “NYSE” in Section 6.9 and Section 7.1 of the Agreement are hereby amended and restated to add “or the NASDAQ, as determined by Parent (after consultation with the Chairman of the Company Board (provided that, for the avoidance of doubt, the Company’s consent will not be required for such determination))”, after “NYSE”, to read as “NYSE or the NASDAQ, as determined by Parent (after consultation with the Chairman of the Company Board (provided that, for the avoidance of doubt, the Company’s consent will not be required for such determination))”.

B-1

5.	Schedule 2.6 of the Agreement is hereby amended as follows:
(a)	Item number 6 (“[To be named]”) is hereby deleted and item numbers 7, 8 and 9 are hereby moved to item numbers 6, 7 and 8, respectively; and
(b)
A new paragraph is hereby added at the end of Schedule 2.6 of the Agreement that reads as follows: “Promptly after the Effective Time, subject to applicable law and listing requirements, it is expected that the number of directors on the Parent Board shall be increased to nine (9) and an additional person shall be appointed and elected to the Parent Board as agreed upon by a majority of the directors on the Parent Board.”

6.
The Company hereby consents to (i) a Listing Change and (ii) a Reverse Stock Split, and any action taken by Parent in connection with either of the foregoing (including, with respect to the Reverse Stock Split, the Parent Board’s authorization thereof and Parent’s inclusion of a proposal in the Joint Proxy Statement/Prospectus seeking stockholder approval thereof) (provided that Parent will consult with the Chairman of the Company Board prior to making a Listing Change or effecting a Reverse Stock Split; provided, further, that, for the avoidance of doubt, the Company’s consent will not be required for a Listing Change or a Reverse Stock Split), and acknowledges and agrees that neither a Listing Change nor a Reverse Stock Split nor any action taken by or on behalf of Parent or its stockholders in connection therewith does or will (x) breach or violate in any manner any of the obligations of Parent or Merger Sub under the Agreement or (y) breach, or render untrue or incorrect, in any respect, any of the representations and warranties of Parent or Merger Sub in Article V of the Agreement.

7.	The term “Parent Stock Authorization” and all references to the “Parent Stock Authorization” in the Agreement are hereby deleted in their entirety.
8.	Benefit of Agreement. This Amendment is solely for the benefit of the Parties, and no other Person shall have any rights under, or because of the existence of, this Amendment.
9.	Governing Law; Jurisdiction. The Parties incorporate by reference Section 9.4 (Governing Law; Jurisdiction) of the Agreement mutatis mutandis as if set forth herein.
10.	Waiver of Jury Trial. The Parties incorporate by reference Section 9.6 (Waiver of Jury Trial) of the Agreement mutatis mutandis as if set forth herein.
11.	Captions. Section headings contained in this Amendment are inserted for convenience of reference only and will not affect the meaning or interpretation of this Amendment.
12.
Reference to the Agreement. Any and all notices, requests, certificates and other documents or instruments executed and delivered concurrently with or after the execution and delivery of this Amendment may refer to the Agreement without making specific reference to this Amendment, but all such references shall be deemed to include this Amendment, unless the context shall otherwise require.

13.
Effectiveness of the Agreement. Except as expressly provided herein, nothing in this Amendment shall be deemed to waive or modify any of the provisions of the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment shall prevail. The Parties acknowledge and confirm that for all purposes of the Agreement, the term “Agreement” shall mean the Agreement as amended by and through the date of this Amendment, and each reference in the Agreement to “this Agreement”, “herein”, “hereunder”, “hereof”, or words of similar import, shall be deemed a reference to the Agreement as amended hereby.

14.	Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the Parties to the Agreement and their respective successors and permitted assigns.
15.
Counterparts. This Amendment may be executed in two or more counterparts, and by any of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by electronic mail in portable document format (.pdf) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

16.	No Further Amendment. Except as amended hereby, the Agreement shall remain in full force and effect.
[Signature page follows]
B-2

IN WITNESS WHEREOF, this Amendment has been signed by or on behalf of each of the Parties as of the day first above written.
ERA GROUP INC.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	President & Chief Executive Office
RUBY REDUX MERGER SUB, INC.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	President
[SIGNATURE PAGE TO FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

BRISTOW GROUP INC.

By:	/s/ L. Don Miller
	Name:	L. Don Miller
	Title:	President and Chief Executive Officer
[SIGNATURE PAGE TO FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

ANNEX C
EXECUTION COPY
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”) is entered into as of January 23, 2020, by and among Bristow Group Inc., a Delaware corporation (the “Company”), Era Group Inc., a Delaware corporation (“Parent”), and Solus Alternative Asset Management LP (“Solus”) on its own behalf and on behalf of certain funds and accounts managed by Solus and/or subsidiaries or Affiliates thereof (collectively, the “Stockholder”).
WHEREAS, as of the date hereof, the Stockholder is the sole record and beneficial owner of and has the sole power to vote (or to direct the voting of) the number of shares of common stock, par value $0.0001 per share (the “Common Stock”), and/or the number of shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) of the Company, set forth opposite the Stockholder’s name on Schedule I hereto (such Common Stock and Preferred Stock, together with any other shares of the Company (“Shares”) the voting power of which is acquired by the Stockholder during the Voting Period (defined below), are collectively referred to herein as the “Subject Shares”);
WHEREAS, the Company, Parent, and Ruby Redux Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated on or about the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation thereafter (the “Merger”);
WHEREAS, the adoption of the Merger Agreement and the transactions contemplated thereby requires the written consent or affirmative vote of at least (a) the holders of a majority of the outstanding shares of Company Common Stock (together with the outstanding Company Preferred Stock voting on an as converted basis, each as defined in the Merger Agreement) and (b) one (1) Major Holder (as defined in the Stockholders Agreement); and
WHEREAS, as an inducement to the Company’s and Parent’s willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby, transactions from which the Stockholder believes it will derive substantial benefits through its ownership interest in the Company, the Stockholder is entering into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY
SECTION 2.1 Agreement to Vote.
(a) Solus hereby agrees that, within two (2) business days after the Registration Statement becomes effective, the Stockholder shall execute and deliver, or cause to be executed and delivered, to the Company, a written consent in the form of Exhibit A hereto (a “Written Consent”). The Written Consent shall be coupled with an interest and shall be irrevocable. As used herein, the term “Expiration Time” shall mean the earliest occurrence of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) any amendment, modification, change or waiver of any provision of the Merger Agreement made without the prior written consent of such Stockholder that (w) reduces the amount or changes the form of the Merger Consideration, (x) adversely affects the tax consequences to a Stockholder with respect to the consideration to be received in the Merger, (y) changes the governance rights set forth in Section 2.6 of the Merger Agreement or (z) extends the End Date beyond January 23, 2021, and the term “Voting Period” shall mean such period of time between the date hereof and the Expiration Time.

(b) Solus hereby agrees that, during the Voting Period, and at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, the Stockholder shall (and Solus shall cause the Stockholder to), if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all the Subject Shares, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby, including (1) adoption and approval of the Merger Agreement and the other transactions contemplated thereby, (2) acknowledgment that the approval given thereby is irrevocable and that the Stockholder is aware of the Stockholder’s rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that the Stockholder has received and read a copy of Section 262 of the DGCL, (3) acknowledgment that by the Stockholder’s approval of the Merger the Stockholder is not entitled to appraisal rights with respect to the Subject Shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of the Stockholder’s capital stock under the DGCL, (4) the Preferred Stock Conversion, and (5) termination of the Stockholders Agreement and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement, and (ii) against (A) any Company Alternative Proposal, (B) any amendment of the Company’s organizational documents, which amendment would in any manner impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement and (C) any action, proposal, transaction or agreement that, to the knowledge of the Stockholder, is intended to or would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Stockholder under this Agreement.
SECTION 2.2 Grant of Irrevocable Proxy. Solus hereby on behalf of the Stockholder appoints the Company and any designee of the Company, and each of them individually, as the Stockholder’s proxy, with full power of substitution and resubstitution, to vote, including by executing written consents, during the Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1; provided, however, that the Stockholder’s grant of the proxy contemplated by this Section 2.2 shall be effective with respect to Section 2.1 if, and only if, the Stockholder does not deliver the Written Consent after being given a reasonable opportunity to do so, or attempts to vote or consent in a manner inconsistent with the provisions of Section 2.1(b). Solus shall, and shall cause the Stockholder to, take all further action or execute such other instruments as may be necessary to effectuate the intent of any such proxy. Solus on behalf of the Stockholder affirms that the irrevocable proxy given by it hereby with respect to the Merger Agreement and the transactions contemplated thereby is given to the Company by the Stockholder to secure the performance of the obligations of the Stockholder under this Agreement. It is agreed that the Company (and its officers on behalf of the Company) will use the irrevocable proxy that is granted by the Stockholder hereby only in accordance with applicable Laws and that, to the extent the Company (and its officers on behalf of the Company) uses such irrevocable proxy, it will only vote (or sign written consents in respect of) the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1.
SECTION 2.3 Nature of Irrevocable Proxy. The proxy granted pursuant to Section 2.2 to the Company by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies or powers of attorney granted by the Stockholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto. The proxy that may be granted hereunder shall terminate upon the termination of this Agreement, but shall survive the death or incapacity of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors of the Stockholder.
ARTICLE III
COVENANTS
SECTION 3.1 Subject Shares.
(a) Solus agrees that (i) from the date hereof until the Expiration Time, it and the Stockholder shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, directly or indirectly, whether by merger, consolidation or otherwise, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift or by operation of law) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to or permit, a Transfer of, any or all of the Subject Shares or any interest therein; and (ii) during the Voting Period, it and the Stockholder shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, (A) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares, or (B) take any action that would have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may, at any time, Transfer the Subject Shares to (1) an Affiliate of Solus and/or the Stockholder, (2) any investment fund or other entity controlled or managed by the Solus and/or the Stockholder and/or subsidiaries or Affiliates thereof or (3) any other third parties; provided, that the applicable transferee shall have executed and delivered a voting agreement substantially identical to the Agreement prior to such Transfer. Solus agrees that any Transfer of Subject Shares not permitted hereby shall be null and void and that any such prohibited Transfer shall be enjoined. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including, but not limited to, a sale by the Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.
(b) In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Solus further agrees that, in the event the Stockholder purchases or otherwise acquires beneficial or record ownership of or an interest in, or acquires the right to vote or share in the voting of, any additional Shares, in each case after the execution of this Agreement, the Stockholder shall deliver promptly to the Company and Parent written notice of such event, which notice shall state the number of additional Shares so acquired. Solus agrees that any such additional Shares shall be subject to the terms of this Agreement, including all covenants, agreements, obligations, representations and warranties set forth herein as if those additional shares were owned by the Stockholder on the date of this Agreement.
SECTION 3.2 Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity. Nothing in this Agreement shall restrict or affect any action or inaction of the Stockholder’s designees serving on the Company Board, acting in such person’s capacity as a director of the Company, including complying, subject to the provisions of the Merger Agreement, with his or her fiduciary obligations as a director of the Company.
SECTION 3.3 Other Offers. Solus agrees that it and the Stockholder (in the Stockholder’s capacity as such), shall not, nor shall it and the Stockholder authorize or permit any of its Representatives to, take any of the following actions: (a) solicit, initiate, knowingly encourage or knowingly facilitate a Company Alternative Proposal, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to a Company Alternative Proposal, (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or otherwise knowingly cooperate in any way with any Person (or any representative thereof) with respect to, any Company Alternative Proposal, (d) approve, endorse or recommend or propose to approve, endorse or recommend, any Company Alternative Proposal or (e) enter into any letter of intent or similar document or any Contract contemplating, approving, endorsing or recommending or proposing to approve, endorse or recommend, any Company Alternative Proposal; provided, however, that none of the foregoing restrictions shall apply to the Stockholder’s and its Representatives’ interactions with Parent, Merger Sub, the Company and their respective subsidiaries and representatives. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Representatives of

Solus or the Stockholder shall be deemed to be a breach of this Section 3.3 by Solus or the Stockholder and Solus and the Stockholder shall, and shall use reasonable best efforts to cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Company Alternative Proposal.
SECTION 3.4 Communications. During the Voting Period, Solus and the Stockholder shall not, and shall use its reasonable best efforts to cause its Representatives, if any, not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, without the prior written consent of Parent and the Company. Solus hereby (a) consents to and authorizes the publication and disclosure by Parent, Merger Sub or the Company (including in any publicly filed documents relating to the Merger or any transaction contemplated by the Merger Agreement) of: (i) Solus and the Stockholder’s identity; (ii) the Stockholder’s beneficial ownership of the Subject Shares; (iii) this Agreement; and (iv) the nature of Solus and the Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Merger Sub or the Company determines to be necessary in any SEC disclosure document in connection with the Merger or any transactions contemplated by the Merger Agreement and (b) agrees as promptly as practicable to notify Parent, Merger Sub and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.
SECTION 3.5 Voting Trusts. None of Solus or any of the Stockholders will, or will permit any entity under its control to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.
SECTION 3.6 Waiver of Appraisal Rights. Solus shall cause the Stockholder to irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or quasi-appraisal rights that it may at any time have under applicable Laws, including Section 262 of the DGCL. Solus and the Stockholder agree not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, directors or officers, (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, entry into or consummation of the Merger Agreement (it being understood and agreed that nothing in this Section 3.6 shall restrict or prohibit Solus from asserting counterclaims or defenses in any proceeding brought or claims asserted against it relating to this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, or from enforcing its rights under this Agreement). The Stockholder shall take, or cause to be taken, all actions, and cooperate with other parties, to effect the Drag Transaction (as defined in the Stockholders Agreement) and waiver of appraisal rights set forth in Section 4.7 of the Stockholders Agreement, including sending the Drag-Along Notice no later than 20 Business Days prior to the Closing.
SECTION 3.7 Registration Rights Agreement. Parent and Solus will negotiate and finalize in good faith, and at Closing execute and deliver, a registration rights agreement that will be entered into with the Stockholder on terms that are consistent with those set forth on Exhibit B (the “Term Sheet”).
SECTION 3.8 Stockholder Action. Solus represents and warrants that it has not formed, joined or in any way participated in or entered into, and has no intent to form, join, or in any way participate in or enter into, any agreement, arrangement or understanding with a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the purpose of acquiring, holding, voting or disposing of any shares of Parent Common Stock.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER
Solus hereby represents and warrants to the Company as follows:
SECTION 4.1 Due Authorization, etc. The Stockholder is a corporation, limited partnership, limited liability company or state agency, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted. Solus has all necessary power and authority to execute and deliver this Agreement, perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Solus and the

Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by Solus and the Stockholder have been duly authorized by all necessary action on the part of Solus and the Stockholder and no other proceedings on the part of Solus or the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Solus and (assuming the due authorization, execution and delivery by Parent and the Company) constitutes a valid and binding obligation of Solus and the Stockholder, enforceable against Solus and the Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.
SECTION 4.2  Ownership of Shares. Schedule I hereto sets forth opposite the Stockholder’s name the Shares over which the Stockholder has sole record and beneficial ownership as of the date hereof. As of the date hereof, the Stockholder is the lawful owner of the Shares denoted as being owned by the Stockholder on Schedule I hereto, has the sole power to vote or cause to be voted such Shares and has the sole power to dispose of or cause to be disposed such Shares (other than, if the Stockholder is a partnership or a limited liability company, the rights and interest of Persons that own partnership interests or units in the Stockholder under the partnership agreement or operating agreement governing the Stockholder and applicable partnership or limited liability company law). The Stockholder has, and will at all times up until the Expiration Time have, good and valid title to the Shares denoted as being owned by the Stockholder as set forth on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (a) those created by the Stockholders Agreement or this Agreement, or (b) those existing under applicable securities laws. Without limiting the generality of the foregoing, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares, and no Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Shares except as provided under the Stockholders Agreement or hereunder.
SECTION 4.3 No Conflicts. (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Solus and (b) none of the execution and delivery of this Agreement by Solus, the performance of Solus and the Stockholder’s obligations hereunder, the consummation by Solus or the Stockholder of the transactions contemplated hereby or compliance by Solus and the Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Solus or the Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Solus or the Stockholder is a party or by which Solus or the Stockholder or any of the Subject Shares or any of its other assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair the Stockholder’s ability to perform its obligations under this Agreement.
SECTION 4.4 Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled, whether directly or indirectly, to a fee, commission or other benefit from Parent, Merger Sub or the Company in respect of this Agreement based upon any Contract made by or on behalf of Solus or the Stockholder, solely in the Stockholder’s capacity as a stockholder of the Company.
SECTION 4.5 Reliance. Solus has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. Solus understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Solus’ execution, delivery and performance of this Agreement.
SECTION 4.6 No Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Solus, threatened against Solus or the Stockholder that would reasonably be expected to impair the ability of Solus or the Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
ARTICLE V
TERMINATION
SECTION 5.1 Termination. This Agreement shall automatically terminate, and none of Parent, the Company or Solus shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the Expiration Time. The parties acknowledge that upon termination of this Agreement as permitted under and in accordance with the terms of this Agreement, Solus and the Stockholder shall not have any right to recover any claim with respect to any losses suffered by Solus or the Stockholder in connection with such termination. Notwithstanding anything to the contrary herein, (i) nothing set forth in this Section 5.1 shall relieve Solus from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article V and of Article VI shall survive the termination of this Agreement.
ARTICLE VI MISCELLANEOUS
SECTION 6.1 Further Actions. Subject to the terms and conditions set forth in this Agreement, Solus agrees to take any all actions and to do all things reasonably necessary to effectuate this Agreement.
SECTION 6.2 Expenses. Except as otherwise specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement and the transactions contemplated hereby.
SECTION 6.3 Amendments, Waivers, etc. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the Solus, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.
SECTION 6.4 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:
If to the Company, to:

Bristow Group Inc.
3151 Briarpark Drive, Suite 7000
Houston, Texas 77042
	Attention:	Senior Vice President, General
Counsel and Corporate Secretary
Email: victoria.lazar@bristowgroup.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Douglas E. Bacon, P.C.; Debbie Yee, P.C
Email: doug.bacon@kirkland.com; debbie.yee@kirkland.com

If to Parent, to:

Era Group Inc.
945 Bunker Hill, Suite 650
Houston, Texas 77024
Attention: Christopher S. Bradshaw
Email: cbradshaw@eragroupinc.com

with a copy to (which shall not constitute notice):

Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention: David Zeltner; Scott Golenbock
Email: dzeltner@milbank.com; sgolenbock@milbank.com
If to Solus, to the address or electronic mail address set forth on the signature pages hereto;
with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Ravi Purushotham
Email: rpurushotham@stblaw.com
Or to such other Person or address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
SECTION 6.5 Interpretation; Construction. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
SECTION 6.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
SECTION 6.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes and schedules to this Agreement), the Merger Agreement, the Confidentiality Agreement and that certain Amended and Restated Confidentiality Agreement, dated as of December 11, 2019, by and between Parent and Solus, each of which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement any rights or remedies hereunder.
SECTION 6.8 Governing Law.
(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 6.4.
SECTION 6.9 Specific Performance.
(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (v) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (vi) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) is not intended to and does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
SECTION 6.10 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.10.
SECTION 6.11 Assignment; Binding Effect.
Subject to Section 3.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 6.11 shall be null and void.
SECTION 6.12 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.
BRISTOW GROUP INC.

By:
Name: Don Miller
Title: President and Chief Executive Officer
ERA GROUP INC.

By:
Name: Christopher S. Bradshaw
Title: President and Chief Executive Officer
SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By:
Name: Christopher Pucillo
Title: Chief Executive Officer and Chief Information Officer

Address:
Electronic Mail Address:
[Signature Page to Voting Agreement− Solus]

ANNEX D

EXECUTION COPY
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”) is entered into as of January 23, 2020, by and among Bristow Group Inc., a Delaware corporation (the “Company”), Era Group Inc., a Delaware corporation (“Parent”), and South Dakota Retirement System (“SDIC”) on its own behalf and on behalf of certain funds and accounts managed by SDIC and/or subsidiaries or Affiliates thereof (collectively, the “Stockholder”).
WHEREAS, as of the date hereof, the Stockholder is the sole record and beneficial owner of and has the sole power to vote (or to direct the voting of) the number of shares of common stock, par value $0.0001 per share (the “Common Stock”), and/or the number of shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) of the Company, set forth opposite the Stockholder’s name on Schedule I hereto (such Common Stock and Preferred Stock, together with any other shares of the Company (“Shares”) the voting power of which is acquired by the Stockholder during the Voting Period (defined below), are collectively referred to herein as the “Subject Shares”);
WHEREAS, the Company, Parent, and Ruby Redux Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated on or about the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation thereafter (the “Merger”);
WHEREAS, the adoption of the Merger Agreement and the transactions contemplated thereby requires the written consent or affirmative vote of at least (a) the holders of a majority of the outstanding shares of Company Common Stock (together with the outstanding Company Preferred Stock voting on an as converted basis, each as defined in the Merger Agreement) and (b) one (1) Major Holder (as defined in the Stockholders Agreement); and
WHEREAS, as an inducement to the Company’s and Parent’s willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby, transactions from which the Stockholder believes it will derive substantial benefits through its ownership interest in the Company, the Stockholder is entering into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY
SECTION 2.1 Agreement to Vote.
(a) SDIC hereby agrees that, within two (2) business days after the Registration Statement becomes effective, the Stockholder shall execute and deliver, or cause to be executed and delivered, to the Company, a written consent in the form of Exhibit A hereto (a “Written Consent”). The Written Consent shall be coupled with an interest and shall be irrevocable. As used herein, the term “Expiration Time” shall mean the earliest occurrence of (i) the Effective Time, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) any amendment, modification, change or waiver of any provision of the Merger Agreement made without the prior written consent of such Stockholder that (w) reduces the amount or changes the form of the Merger Consideration, (x) adversely affects the tax consequences to a Stockholder with respect to the consideration to be received in the Merger, (y) changes the governance rights set forth in Section 2.6 of the Merger Agreement or (z) extends the End Date beyond January 23, 2021, and the term “Voting Period” shall mean such period of time between the date hereof and the Expiration Time.

(b) SDIC hereby agrees that, during the Voting Period, and at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, the Stockholder shall (and SDIC shall cause the Stockholder to), if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all the Subject Shares, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby, including (1) adoption and approval of the Merger Agreement and the other transactions contemplated thereby, (2) acknowledgment that the approval given thereby is irrevocable and that the Stockholder is aware of the Stockholder’s rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that the Stockholder has received and read a copy of Section 262 of the DGCL, (3) acknowledgment that by the Stockholder’s approval of the Merger the Stockholder is not entitled to appraisal rights with respect to the Subject Shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of the Stockholder’s capital stock under the DGCL, (4) the Preferred Stock Conversion, and (5) termination of the Stockholders Agreement and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement, and (ii) against (A) any Company Alternative Proposal, (B) any amendment of the Company’s organizational documents, which amendment would in any manner impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement and (C) any action, proposal, transaction or agreement that, to the knowledge of the Stockholder, is intended to or would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Stockholder under this Agreement.
SECTION 2.2 Grant of Irrevocable Proxy. SDIC hereby on behalf of the Stockholder appoints the Company and any designee of the Company, and each of them individually, as the Stockholder’s proxy, with full power of substitution and resubstitution, to vote, including by executing written consents, during the Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1; provided, however, that the Stockholder’s grant of the proxy contemplated by this Section 2.2 shall be effective with respect to Section 2.1 if, and only if, the Stockholder does not deliver the Written Consent after being given a reasonable opportunity to do so, or attempts to vote or consent in a manner inconsistent with the provisions of Section 2.1(b). SDIC shall, and shall cause the Stockholder to, take all further action or execute such other instruments as may be necessary to effectuate the intent of any such proxy. SDIC on behalf of the Stockholder affirms that the irrevocable proxy given by it hereby with respect to the Merger Agreement and the transactions contemplated thereby is given to the Company by the Stockholder to secure the performance of the obligations of the Stockholder under this Agreement. It is agreed that the Company (and its officers on behalf of the Company) will use the irrevocable proxy that is granted by the Stockholder hereby only in accordance with applicable Laws and that, to the extent the Company (and its officers on behalf of the Company) uses such irrevocable proxy, it will only vote (or sign written consents in respect of) the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1.
SECTION 2.3 Nature of Irrevocable Proxy. The proxy granted pursuant to Section 2.2 to the Company by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies or powers of attorney granted by the Stockholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto. The proxy that may be granted hereunder shall terminate upon the termination of this Agreement, but shall survive the death or incapacity of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors of the Stockholder.
ARTICLE III
COVENANTS
SECTION 3.1 Subject Shares.
(a) SDIC agrees that (i) from the date hereof until the Expiration Time, it and the Stockholder shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, directly or indirectly, whether by merger, consolidation or otherwise, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift or by operation of law) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to or permit, a Transfer of, any or all of the Subject Shares or any interest therein; and (ii) during the Voting Period, it and the Stockholder shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, (A) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares, or (B) take any action that would have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may, at any time, Transfer the Subject Shares to (1) an Affiliate of SDIC and/or the Stockholder, (2) any investment fund or other entity controlled or managed by the SDIC and/or the Stockholder and/or subsidiaries or Affiliates thereof or (3) any other third parties; provided, that the applicable transferee shall have executed and delivered a voting agreement substantially identical to the Agreement prior to such Transfer. SDIC agrees that any Transfer of Subject Shares not permitted hereby shall be null and void and that any such prohibited Transfer shall be enjoined. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including, but not limited to, a sale by the Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.
(b) In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. SDIC further agrees that, in the event the Stockholder purchases or otherwise acquires beneficial or record ownership of or an interest in, or acquires the right to vote or share in the voting of, any additional Shares, in each case after the execution of this Agreement, the Stockholder shall deliver promptly to the Company and Parent written notice of such event, which notice shall state the number of additional Shares so acquired. SDIC agrees that any such additional Shares shall be subject to the terms of this Agreement, including all covenants, agreements, obligations, representations and warranties set forth herein as if those additional shares were owned by the Stockholder on the date of this Agreement.
SECTION 3.2 Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity. Nothing in this Agreement shall restrict or affect any action or inaction of the Stockholder’s designees serving on the Company Board, acting in such person’s capacity as a director of the Company, including complying, subject to the provisions of the Merger Agreement, with his or her fiduciary obligations as a director of the Company.
SECTION 3.3 Other Offers. SDIC agrees that it and the Stockholder (in the Stockholder’s capacity as such), shall not, nor shall it and the Stockholder authorize or permit any of its Representatives to, take any of the following actions: (a) solicit, initiate, knowingly encourage or knowingly facilitate a Company Alternative Proposal, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to a Company Alternative Proposal, (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or otherwise knowingly cooperate in any way with any Person (or any representative thereof) with respect to, any Company Alternative Proposal, (d) approve, endorse or recommend or propose to approve, endorse or recommend, any Company Alternative Proposal or (e) enter into any letter of intent or similar document or any Contract contemplating, approving, endorsing or recommending or proposing to approve, endorse or recommend, any Company Alternative Proposal; provided, however, that none of the foregoing restrictions shall apply to the Stockholder’s and its Representatives’ interactions with Parent, Merger Sub, the Company and their respective subsidiaries and representatives. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Representatives of

SDIC or the Stockholder shall be deemed to be a breach of this Section 3.3 by SDIC or the Stockholder and SDIC and the Stockholder shall, and shall use reasonable best efforts to cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Company Alternative Proposal.
SECTION 3.4 Communications. During the Voting Period, SDIC and the Stockholder shall not, and shall use its reasonable best efforts to cause its Representatives, if any, not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, without the prior written consent of Parent and the Company. SDIC hereby (a) consents to and authorizes the publication and disclosure by Parent, Merger Sub or the Company (including in any publicly filed documents relating to the Merger or any transaction contemplated by the Merger Agreement) of: (i) SDIC and the Stockholder’s identity; (ii) the Stockholder’s beneficial ownership of the Subject Shares; (iii) this Agreement; and (iv) the nature of SDIC and the Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Merger Sub or the Company determines to be necessary in any SEC disclosure document in connection with the Merger or any transactions contemplated by the Merger Agreement and (b) agrees as promptly as practicable to notify Parent, Merger Sub and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.
SECTION 3.5 Voting Trusts. None of SDIC or any of the Stockholders will, or will permit any entity under its control to, deposit any of the Subject Shares in a voting trust or subject any of the Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.
SECTION 3.6 Waiver of Appraisal Rights. SDIC shall cause the Stockholder to irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or quasi-appraisal rights that it may at any time have under applicable Laws, including Section 262 of the DGCL. SDIC and the Stockholder agree not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, directors or officers, (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, entry into or consummation of the Merger Agreement (it being understood and agreed that nothing in this Section 3.6 shall restrict or prohibit SDIC from asserting counterclaims or defenses in any proceeding brought or claims asserted against it relating to this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, or from enforcing its rights under this Agreement). The Stockholder shall take, or cause to be taken, all actions, and cooperate with other parties, to effect the Drag Transaction (as defined in the Stockholders Agreement) and waiver of appraisal rights set forth in Section 4.7 of the Stockholders Agreement, including sending the Drag-Along Notice no later than 20 Business Days prior to the Closing.
SECTION 3.7 Registration Rights Agreement. Parent and SDIC will negotiate and finalize in good faith, and at Closing execute and deliver, a registration rights agreement that will be entered into with the Stockholder on terms that are consistent with those set forth on Exhibit B (the “Term Sheet”).
SECTION 3.8 Stockholder Action. SDIC represents and warrants that it has not formed, joined or in any way participated in or entered into, and has no intent to form, join, or in any way participate in or enter into, any agreement, arrangement or understanding with a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the purpose of acquiring, holding, voting or disposing of any shares of Parent Common Stock.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER
SDIC hereby represents and warrants to the Company as follows:
SECTION 4.1 Due Authorization, etc. The Stockholder is a corporation, limited partnership, limited liability company or state agency, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted. SDIC has all necessary power and authority to execute and deliver this Agreement, perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of SDIC and the

Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by SDIC and the Stockholder have been duly authorized by all necessary action on the part of SDIC and the Stockholder and no other proceedings on the part of SDIC or the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by SDIC and (assuming the due authorization, execution and delivery by Parent and the Company) constitutes a valid and binding obligation of SDIC and the Stockholder, enforceable against SDIC and the Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.
SECTION 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Stockholder’s name the Shares over which the Stockholder has sole record and beneficial ownership as of the date hereof. As of the date hereof, the Stockholder is the lawful owner of the Shares denoted as being owned by the Stockholder on Schedule I hereto, has the sole power to vote or cause to be voted such Shares and has the sole power to dispose of or cause to be disposed such Shares (other than, if the Stockholder is a partnership or a limited liability company, the rights and interest of Persons that own partnership interests or units in the Stockholder under the partnership agreement or operating agreement governing the Stockholder and applicable partnership or limited liability company law). The Stockholder has, and will at all times up until the Expiration Time have, good and valid title to the Shares denoted as being owned by the Stockholder as set forth on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (a) those created by the Stockholders Agreement or this Agreement, or (b) those existing under applicable securities laws. Without limiting the generality of the foregoing, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares, and no Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Shares except as provided under the Stockholders Agreement or hereunder.
SECTION 4.3 No Conflicts. (a) No filing with any Governmental Entity, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by SDIC and (b) none of the execution and delivery of this Agreement by SDIC, the performance of SDIC and the Stockholder’s obligations hereunder, the consummation by SDIC or the Stockholder of the transactions contemplated hereby or compliance by SDIC and the Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of SDIC or the Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which SDIC or the Stockholder is a party or by which SDIC or the Stockholder or any of the Subject Shares or any of its other assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair the Stockholder’s ability to perform its obligations under this Agreement.
SECTION 4.4 Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled, whether directly or indirectly, to a fee, commission or other benefit from Parent, Merger Sub or the Company in respect of this Agreement based upon any Contract made by or on behalf of SDIC or the Stockholder, solely in the Stockholder’s capacity as a stockholder of the Company.
SECTION 4.5  Reliance. SDIC has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. SDIC understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon SDIC’ execution, delivery and performance of this Agreement.
SECTION 4.6 No Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the SDIC, threatened against SDIC or the Stockholder that would reasonably be expected to impair the ability of SDIC or the Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
ARTICLE V
TERMINATION
SECTION 5.1 Termination. This Agreement shall automatically terminate, and none of Parent, the Company or SDIC shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the Expiration Time. The parties acknowledge that upon termination of this Agreement as permitted under and in accordance with the terms of this Agreement, SDIC and the Stockholder shall not have any right to recover any claim with respect to any losses suffered by SDIC or the Stockholder in connection with such termination. Notwithstanding anything to the contrary herein, (i) nothing set forth in this Section 5.1 shall relieve SDIC from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article V and of Article VI shall survive the termination of this Agreement.
ARTICLE VI
MISCELLANEOUS
SECTION 6.1 Further Actions. Subject to the terms and conditions set forth in this Agreement, SDIC agrees to take any all actions and to do all things reasonably necessary to effectuate this Agreement.
SECTION 6.2 Expenses. Except as otherwise specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement and the transactions contemplated hereby.
SECTION 6.3 Amendments, Waivers, etc. At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the SDIC, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.
SECTION 6.4 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:
If to the Company, to:

Bristow Group Inc.
3151 Briarpark Drive, Suite 7000
Houston, Texas 77042
Attention:	Senior Vice President, General
Counsel and Corporate Secretary
Email: victoria.lazar@bristowgroup.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:	Douglas E. Bacon, P.C.; Debbie Yee, P.C.
Email: doug.bacon@kirkland.com; debbie.yee@kirkland.com

If to Parent, to:

Era Group Inc.
945 Bunker Hill, Suite 650
Houston, Texas 77024
Attention:	Christopher S. Bradshaw
Email: cbradshaw@eragroupinc.com

with a copy to (which shall not constitute notice):

Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention:	David Zeltner; Scott Golenbock
Email: dzeltner@milbank.com; sgolenbock@milbank.com

If to SDIC, to the address or electronic mail address set forth on the signature pages hereto;
Or to such other Person or address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
SECTION 6.5 Interpretation; Construction. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
SECTION 6.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
SECTION 6.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits, annexes and schedules to this Agreement), the Merger Agreement, the Confidentiality Agreement and that certain Amended and Restated Confidentiality Agreement, dated as of December 11, 2019, by and between Parent and SDIC, each of which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement any rights or remedies hereunder.
SECTION 6.8 Governing Law.
(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 6.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 6.4.
SECTION 6.9 Specific Performance.
(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (vii) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (viii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) is not intended to and does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.
(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
SECTION 6.10 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.10.
SECTION 6.11 Assignment; Binding Effect. Subject to Section 3.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 6.11 shall be null and void.

SECTION 6.12 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.
BRISTOW GROUP INC.

By:
Name: Don Miller
Title: President and Chief Executive Officer

ERA GROUP INC.

By:
Name: Christopher S. Bradshaw
Title: President and Chief Executive Officer

SOUTH DAKOTA RETIREMENT SYSTEM

By:
Name: Matthew S. Clark
Title: State Investment Officer

Address:
Electronic Mail Address:
[Signature Page to Voting Agreement− SDIC]

ANNNEX E
ANNEX E — OPINION OF CENTERVIEW PARTNERS LLC

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

January 23, 2020
The Board of Directors
Era Group Inc.
945 Bunker Hill
Suite 650
Houston, TX 77024
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Era Group Inc., a Delaware corporation (“Era”), of the Aggregate Merger Consideration (as defined below) to be paid by Era pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Merger Agreement”) by and among Era, Ruby Redux Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Era (“Merger Sub”), and Bristow Group Inc., a Delaware corporation (“Bristow”). The Merger Agreement provides that Merger Sub will be merged with and into Bristow (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transaction”), as a result of which Bristow will become a wholly owned subsidiary of Era and the issued and outstanding shares of common stock, par value $0.0001 per share, of Bristow (the “Bristow Common Shares”) immediately prior to the effective time of the Merger (other than Bristow Common Shares owned by Bristow as treasury stock or otherwise owned by Era or Merger Sub immediately prior to the effective time of the Merger) will be converted into the right to receive an aggregate number of shares of common stock, par value $0.01 per share, of Era (the “Era Common Shares”) equal to the product of (i) 77% multiplied by (ii) the quotient of (x) the Parent Fully Diluted Shares (as defined in the Merger Agreement) divided by (y) 23% (the “Aggregate Merger Consideration”), which we have been advised will result in a pro forma ownership of the fully diluted shares of Era Common Stock being held 23% by the holders of Era Common Stock immediately prior to the effective time of the Merger and 77% by the holders of Bristow Common Stock immediately prior to the effective time of the Merger. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
We have acted as financial advisor to the Board of Directors of Era in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, which is contingent upon the consummation of the Transaction. In addition, Era has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM
NEW YORK • LONDON • SAN FRANCISCO • PALO ALTO • LOS ANGELES

The Board of Directors
Era Group Inc.
January 23, 2020

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to Era, including acting as financial advisor to Era with respect to certain strategic matters, but we have not received any compensation from Era for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Bristow, and we have not received any compensation from Bristow during such period. In the past two years, we have been engaged, and are currently engaged, to provide financial advisory services unrelated to Era, Bristow or the Transaction to a company in which affiliates of Solus Alternative Asset Management, L.P. (“Solus”) hold a significant minority equity interest, and we have received compensation and expect to receive additional compensation for such services. In the past two years, we have not been engaged to provide financial advisory or other services to South Dakota Investment Council (“SDIC”), and we have not received any compensation from SDIC during such period. We may provide investment banking and other services to or with respect to Era, Bristow, Solus, SDIC or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Era, Bristow, Solus, SDIC or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement dated January 22, 2020 (the “Draft Merger Agreement”); (ii) Annual Reports on Form 10-K of Era for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, and Annual Reports on Form 10-K of Bristow for the years ended March 31, 2019, March 31, 2018, and March 31, 2017; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Era and Bristow; (iv) certain publicly available research analyst reports for Era and Bristow; (v) certain other communications from Era and Bristow to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Era, including certain financial forecasts, analyses and projections relating to Era prepared by management of Era and furnished to us by Era for purposes of our analysis (the “Era Forecasts”) (collectively, the “Era Internal Data”); ( ) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Bristow, including certain financial forecasts, analyses and projections relating to Bristow prepared by management of Bristow and furnished to us by Era for purposes of our analysis (the “Bristow Forecasts”) (collectively, the “Bristow Internal Data”); and (viii) and certain cost savings projected by the respective managements of Era and Bristow to result from the Transaction furnished to us by Era for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Era regarding their assessment of the Era Internal Data, the Bristow Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

The Board of Directors
Era Group Inc.
January 23, 2020

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Era Internal Data (including, without limitation, the Era Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Era as to the matters covered thereby and, that the Bristow Internal Data (including, without limitation, the Bristow Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Bristow as to the matters covered thereby, and we have relied, at your direction, on the Era Internal Data, the Bristow Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Era Internal Data (including, without limitation, the Era Forecasts), the Bristow Internal Data (including, without limitation, the Bristow Forecasts), the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Era, Bristow or any other person, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Era or Bristow or any other person. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the Draft Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of Era, Bristow or any other person, or the ability of Era, Bristow or any other person to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors
Era Group Inc.
January 23, 2020

We express no view as to, and our opinion does not address, Era’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Era or in which Era might engage. We were not authorized or requested to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Era of the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Era, Bristow or any other party. We express no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of Era or Bristow or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Era, Bristow or any other party, or class of such persons in connection with the Transaction, whether relative to the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Era and Bristow. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Era Common Shares actually will be when issued pursuant to the Transaction or the prices at which the Era Common Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Era or Bristow or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The Board of Directors
Era Group Inc.
January 23, 2020

Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of Era (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Aggregate Merger Consideration to be paid by Era pursuant to the Merger Agreement is fair, from a financial point of view, to Era.
Very truly yours,

CENTERVIEW PARTNERS LLC

ANNEX F
ANNEX F — OPINION OF DUCERA SECURITIES LLC
Ducera Securities LLC 499 Park Avenue 16th Floor New York, NY 10022 p (212) 671-9700 f (212) 671-9701 DuceraPartners.com
January 23, 2020
The Board of Directors of Bristow Group Inc. 3151 Briarpark Drive Suite 700 Houston, Texas 77042
Members of the Board of Directors:
We understand that Bristow Group Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Era Group, Inc., a Delaware corporation (“Parent”), Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Agreement, the Company will merge with and into Merger Sub (the “Merger”), with the Company being the surviving corporation in the Merger and a wholly owned Subsidiary of Parent. As a result of the Merger, the shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) outstanding immediately prior to the Effective Time (including (x) any shares issued as a result of the Preferred Stock Conversion provided for in Section 6.20 of the Agreement, (y) the number of shares of Company Common Stock underlying all of the Company Options and Company RSUs (including any Company Preferred Stock Options and Company Preferred RSUs subject to the Preferred Stock Conversion) and (z) the Company Reserved Shares) (collectively, the “Shares”), other than any Dissenting Shares or the shares of Company Common Stock to be cancelled or converted pursuant to Section 3.1(b) of the Agreement, shall be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01, of Parent (the “Parent Common Stock”), equal to 77% of the fully diluted shares of Parent Common Stock as of the Effective Time (the “Aggregate Merger Consideration”).
The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.
The Board of Directors of the Company has requested our opinion as to the fairness of the Aggregate Merger Consideration, from a financial point of view, to the holders of Shares (other than the Company, the Company’s Subsidiaries, Parent or Merger Sub), as of the date hereof.
For purposes of the opinion set forth herein, we have, among other things:
(i) reviewed a draft of the Agreement dated as of January 22, 2020;
(ii) reviewed certain publicly available financial statements and other business and financial information relating to the Company and Parent which we believed to be relevant, including publicly available research analysts’ reports;
(iii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared by the Company and furnished to us by management of the Company;
F-1

Letter to the Board of Directors of Bristow Group Inc.
January 23, 2020

(iv) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Parent prepared by Parent and furnished to us by management of Parent;
(v) reviewed certain non-public projected financial data relating to the Company prepared by the Company and furnished to us by management of the Company;
(vi) reviewed certain non-public projected financial data relating to Parent prepared by Parent and furnished to us by management of Parent;
(vii) reviewed and discussed the past and current business, operations, current financial condition and financial projections of the Company and Parent with management of the Company (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);
(viii) reviewed the reported prices and the historical trading activity of the Parent Common Stock;
(ix) reviewed the financial terms, to the extent publicly available, of selected business combination transactions;
(x) reviewed estimates of synergies anticipated by the Company management and Parent management to result from the Merger; and
(xi) performed such other studies, analyses and examinations and considered such other factors which we believed to be appropriate.
In arriving at our opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by us (including information that is available from generally recognized public sources), and we assume no liability for such information. We have further assumed, with your consent, that all of the information furnished by management of the Company and management of Parent for purposes of our analysis is accurate as of the date hereof (except to the extent superseded by other information provided prior to the date hereof) and does not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to the Company and Parent referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and Parent, respectively, as to the future financial performance of the Company and Parent, respectively. We express no view as to any projected financial data relating to the Company or Parent, or the assumptions on which they are based.
For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not materially differ from the draft Agreement reviewed by us, and that all conditions to the consummation of the Merger will be satisfied without material waiver, modification or delay. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, the contemplated benefits expected to be derived in the proposed Merger or the consummation of the Merger.
F-2

Letter to the Board of Directors of Bristow Group Inc.
January 23, 2020

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Aggregate Merger Consideration, from a financial point of view, to the holders of Shares (other than the Company, the Company’s Subsidiaries, Parent or Merger Sub), as of the date hereof. We have not been asked to express, and we do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities or creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Aggregate Merger Consideration or otherwise, nor as to the fairness of any other term of the Agreement. We have not been asked to express, and do not express any view on, and our opinion does not address, the fairness of the Preferred Stock Conversion or the Per Share Merger Consideration. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. We were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the outstanding Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Merger, including as to how any holder of shares of the Company Common Stock should vote or act in respect of the Merger. We express no opinion as to the price at which shares of the Parent Common Stock will trade at any time. We have not been asked to pass upon, and express no opinion with respect to, any tax or other consequences that may result from the Merger. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger. We will receive a fee for our services, a portion of which has been earned in connection with our engagement and a further portion of which will become payable upon rendering of this opinion. We will also be entitled to receive a transaction fee if the Merger is consummated. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, we and our affiliates (“Ducera”) provided financial advisory services to counsel to the ad hoc group of unsecured noteholders of the Company pursuant to which compensation was received from the Company by Ducera. During the two-year period prior to the date hereof, no material relationship existed between Ducera and Parent pursuant to which compensation was received by Ducera. We may provide financial or other services to the Company or Parent or their respective affiliates in the future and in connection with any such services we may receive compensation.
F-3

Letter to the Board of Directors of Bristow Group Inc.
January 23, 2020

In the ordinary course of business, Ducera provides investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of the Company or Parent or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.
This letter, and the opinion expressed herein, is addressed to, and for the information and assistance of, the Board of Directors of the Company in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by the fairness opinion committee of Ducera Securities LLC in accordance with the procedures for opinions as to fairness of Ducera Securities LLC.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than the Company, the Company’s Subsidiaries, Parent or Merger Sub).
Very truly yours,

DUCERA SECURITIES LLC

/s/ Michael A. Kramer
Name:	Michael A. Kramer
Title:	Chief Executive Officer
F-4

ANNEX G
ANNEX G— ERA CHARTER AMENDMENT NO. 1
CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
ERA GROUP INC.
(Pursuant to Section 242 of the General
Corporation Law of the State of Delaware)
Dated:      , 2020
Era Group Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”),
DOES HEREBY CERTIFY:
1. The name of the Corporation is Era Group Inc.
2. The Board of Directors of the Corporation (the “Board of Directors”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:
The entirety of Section 1.1 of Article I shall be deleted, and the following section shall be inserted in lieu thereof:
Section 1.1. Name. The name of the Corporation is Bristow Group Inc.
The entirety of Section 4.1 of Article IV shall be deleted, and the following section shall be inserted in lieu thereof:
Section 4.1.Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is [•]1, consisting of [•]2 shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”).
3. Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the annual meeting of stockholders held on , 2020, in accordance with the provisions of Section 242 of the DGCL.
[Remainder of page left intentionally blank]
[1]	Shall be equal to 110,000,000 if the Reverse Stock Split is effected, or 310,000,000 if the Reverse Stock Split is not effected.
[2]	Shall be equal to 100,000,000 if the Reverse Stock Split is effected, or 300,000,000 if the Reverse Stock Split is not effected.
G-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of the date first written above.
ERA GROUP INC.

By:
	Name:	Christopher Bradshaw
	Title:	Chief Executive Officer
G-2

ANNEX H
ANNEX H — ERA CHARTER AMENDMENT NO. 2
CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
ERA GROUP INC.
(Pursuant to Section 242 of the General
Corporation Law of the State of Delaware)
Dated:     , 2020
Era Group Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”),
DOES HEREBY CERTIFY:
1. The name of the Corporation is Era Group Inc.
2. The Board of Directors of the Corporation (the “Board of Directors”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:
The following section shall be inserted in Part (b) of Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation:
(b)
Upon the effectiveness of the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation adding this paragraph (the “Effective Time”), each three (3) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive in cash (without interest or deduction) the fair value of such fractional shares, as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.

3. Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the annual meeting of stockholders held on     , 2020, in accordance with the provisions of Section 242 of the DGCL.
[Remainder of page left intentionally blank]
H-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of the date first written above.
ERA GROUP INC.

By:
	Name:	Christopher Bradshaw
	Title:	Chief Executive Officer
[Signature Page to Certificate of Amendment of Amended and Restated Certificate of Incorporation of Era Group Inc.]
H-2

ANNEX I
ANNEX I — SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§262 Appraisal Rights
(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to § 251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or § 264 of this title:
(1)  Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to §251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)  Appraisal rights shall be perfected as follows:
(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)  If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.
(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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